Form 10-K405, Exhibit 13
period 1997-12-31
PROVIDIAN FINANCIAL CORP
filed 1998-03-31
CIK 1035713

                                                                      EXHIBIT 13

Selected Financial Data

                                                              Year Ended December 31
(Dollars in thousands)                          1997         1996         1995         1994         1993
--------------------------------------------------------------------------------------------------------
Income Statement Data:
 Interest income:
  Loans                                   $  556,918   $  574,335   $  457,818   $  315,001   $  315,886
  Investment securities                       25,575        9,847       12,695       23,746       13,154
                                          --------------------------------------------------------------
  Total interest income                      582,493      584,182      470,513      338,747      329,040
 Interest expense:
  Deposits                                   164,252      140,361      105,151       70,726       84,714
  Borrowings                                  18,858       49,208       52,732       30,887       22,229
                                          --------------------------------------------------------------
  Total interest expense                     183,110      189,569      157,883      101,613      106,943
                                          --------------------------------------------------------------
   Net interest income                       399,383      394,613      312,630      237,134      222,097
 Provision for credit losses                 149,268      126,579       79,917       50,313       64,056
                                          --------------------------------------------------------------
   Net interest income after
    provision for credit losses              250,115      268,034      232,713      186,821      158,041
 Non-interest income                         634,632      423,819      344,805      274,252      232,036
 Non-interest expense                        573,447      434,602      362,655      285,870      253,434
                                          --------------------------------------------------------------
   Income before income taxes                311,300      257,251      214,863      175,203      136,643
 Income tax expense                          119,839       97,485       79,411       65,084       51,205
                                          --------------------------------------------------------------
   Net Income                             $  191,461   $  159,766   $  135,452   $  110,119   $   85,438
                                          ==============================================================
 Cash dividends declared
  per common share (1)                    $     0.10           --           --           --           --
                                          ==============================================================
 Pro forma earnings per share--
  assuming dilution (2)                   $     2.00   $     1.62   $     1.33          N/A          N/A
                                          ==============================================================

Statement of Financial Condition Data:
 Loans held for securitization or sale    $  450,233   $  739,706   $  123,330   $       --   $       --
 Loans receivable (3)                      2,960,676    2,949,928    3,020,174    2,329,518    1,931,673
 Allowance for credit losses                (145,312)    (114,540)     (93,429)     (76,218)     (75,061)
 Total assets                              4,449,413    4,351,742    3,620,893    2,669,867    2,258,651
 Deposits                                  3,212,766    3,390,112    2,157,765    1,680,450    1,553,385
 Borrowings                                  232,000      258,500      942,680      532,800      282,626
 Equity                                      595,114      483,144      349,255      326,100      270,568

                                                                   Year Ended December 31
(Dollars in thousands)                              1997         1996         1995         1994         1993
------------------------------------------------------------------------------------------------------------
Managed Financial Data:
 Unsecured credit cards and line
  of credit loans                             $7,980,917   $7,881,454   $5,706,726   $4,114,599   $3,561,836
 Home equity revolving line of credit loans    1,063,446      951,382      722,878      472,858      320,258
 Secured and partially secured
  credit card loans                              857,690      466,798      199,743      110,703       53,988
                                              --------------------------------------------------------------
   Total consumer loans                       $9,902,053   $9,299,634   $6,629,347   $4,698,160   $3,936,082
                                              ==============================================================
 Securitized loans                            $6,491,144   $5,610,000   $3,485,843   $2,368,642   $2,004,408
 Managed revenue                               1,507,223    1,093,610      817,710      637,330      564,635

Key Statistics:
 Total volume (4)                             $9,756,449   $9,683,575   $6,602,300   $4,430,572   $3,340,970
 Total accounts (000s) at period end               4,617        3,849        2,815        2,239        2,060
 Managed net interest margin (5)                   11.23%       10.89%       11.80%       12.79%       13.31%
 Managed delinquency ratio (6)                      4.22%        4.36%        3.34%        3.03%        2.85%
 Managed loan net credit loss ratio (7)             6.32%        4.82%        3.95%        4.21%        4.71%
 Net income to average managed assets (8)           1.81%        1.91%        2.24%        2.28%        2.03%
 Net income to average equity                      36.79%       38.43%       38.85%       35.10%       33.44%
 Average equity to average managed assets           5.29%        4.98%        5.75%        6.49%        6.08%

(1) On June 10, 1997 Providian Financial Corporation began operations as a separate, stand-alone entity. Prior to that date it operated as a wholly owned subsidiary of Providian Corporation. Cash dividends declared during 1997 represent cash dividends paid to common shareholders subsequent to June 10, 1997.

(2) Pro forma earnings per share--assuming dilution have been computed by reducing net income as reported by pro forma adjustments to arrive at pro forma net income available to common stockholders and then dividing this number by the pro forma weighted average number of common shares outstanding. See Notes to the Consolidated Financial Statements included elsewhere in this document.

(3) Includes all consumer credit products, including unsecured, secured and partially secured credit cards, unsecured revolving lines of credit and home equity revolving lines of credit.

(4) Includes balance transfers, credit card sales and cash advances; excludes finance charge and fee income.

(5) Reflects total interest accrued on managed consumer loans, less the Company's actual cost of funds, costs associated with securitizations including investor interest, amortization of fees and accretion of discounts, as a percentage of average managed consumer loans.

(6) Reflects delinquencies, i.e., consumer loans which are 31 days or more past due, at period end, as a percentage of managed consumer loans at period end.

(7) Represents principal amounts charged off, less recoveries, as a percentage of average managed consumer loans during the period; fraud losses are not included.

(8) Average managed assets includes total managed assets of the Company, including all consumer loan portfolios.

[GRAPH OF
NET INCOME]

Management's Discussion and Analysis of[el]
Financial Condition and Results of Operations

This discussion is intended to further the reader's understanding of the consolidated financial condition and results of operations of Providian Financial. It should be read in conjunction with the Company's historical financial statements included elsewhere herein and the data set forth under "Selected Financial Data." In June 1997, Providian Corporation distributed one share of Providian Financial common stock for each share of Providian Corporation common stock held by Providian Corporation's stockholders of record as part of a "spinoff" transaction. Prior to the spinoff, Providian Financial operated as a separate business unit of Providian Corporation, and the discussion of comparative financial results which follows is based on the historical financial information of Providian Financial as a business unit of its former parent. The historical financial statements of Providian Financial may not be indicative of the Company's future performance, nor do they necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. Certain prior year amounts included in the tables herein have been reclassified to conform to the 1997 presentation.

General

Providian Financial is a leading provider of consumer lending products including unsecured credit cards, revolving lines of credit, home loans, secured credit cards and fee-based products. In addition, the Company offers various deposit products. The Company offers its products primarily through its banking subsidiaries, Providian National Bank, a national bank, and Providian Bank, a Utah industrial loan corporation. The primary factors affecting the profitability of consumer lending products are growth in customer accounts and outstanding loan balances, interest spread on the loans, credit usage, credit quality (delinquencies and credit losses), level of solicitation and marketing expenses and account servicing efficiency.

  The Company generates revenue through finance charges assessed on outstanding loan receivables, through fees paid by customers related to loan activity (late, overlimit, cash advance, processing and membership fees) and from the sale of proprietary fee-based products (currently consisting of Credit Protection, Home Protection, Providian Health Advantage, DrivePro and PricePro (1)). Interchange fees are received from bankcard associations based upon customer purchase activity. Interest revenue is earned on the Company's investments held for liquidity purposes.

 The Company's primary expenses are the costs of funding assets, credit losses, operating expenses including salaries and employee benefits, solicitation costs, data processing and communication costs and income taxes. Prior to the spinoff from Providian Corporation, the Company recorded federal income tax expense at an effective rate comparable to the income tax rate it would have paid as a stand-alone entity. State income tax, however, was accrued at an effective rate reflective of the Company's filing position as part of a unitary group of affiliated companies. Subsequent to the spinoff, the effective state income tax rate has increased as the Company files separately from the former Providian Corporation unitary subsidiaries.

(1) Home Protection, DrivePro and PricePro are registered service marks of Providian Financial. Providian Health Advantage is a service mark of Providian Financial for which federal registration is pending.

[GRAPH OF
RETURN ON ASSETS]


[GRAPH OF
RETURN ON EQUITY]

  Providian Financial's solicitation costs (printing, postage, credit bureau costs, etc.) are incurred and expensed in advance of successful account acquisitions while the revenue associated with the accounts is earned over the life of the acquired account. In accordance with generally accepted accounting principles ("GAAP"), only the direct, nonsolicitation costs associated with successful account acquisition efforts are capitalized, offset against up-front processing fees and amortized over the life of the related account (a maximum of one year for credit cards). As a result, the majority of acquisition costs are expensed as incurred.

  The return on assets of the Company has remained very stable over the past three years, increasing to 4.57% in 1997. Although 1997 was a difficult environment characterized by rising credit losses across the consumer finance industry, the Company's market focus on profitable consumer segments and its risk adjusted, return driven approach to targeting and pricing allowed for continued superior financial performance.

  Improved profitability, combined with a spinoff-related reduction of dividends, have resulted in an increase in retained earnings, strengthening the Company's balance sheet and causing a modest decline in return on equity, to 36.79% in 1997.

Earnings Summary

The following discussion provides a summary of 1997 results compared to 1996 results and 1996 results compared to 1995 results. Each component of the results is discussed in further detail in subsequent sections of this analysis.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Net income for the year ended December 31, 1997 was $191.5 million, representing an increase of 20% over the $159.8 million in net income reported for the year ended December 31, 1996. This increase was attributable to 40% growth in managed revenue (managed net interest income plus managed fee income) driven by managed loan growth, a widening net interest margin and strong fee-based revenues. Managed loans, which include on-balance sheet and securitized unsecured credit card, revolving line of credit, secured and partially secured credit card and home loans, increased by $602 million, or 6%, despite increased competition for balances and declining customer loyalty across the industry, with 65% of the growth coming from secured and partially secured credit card loans, 19% from home loans and 16% from unsecured credit card loans.

  In managing for risk adjusted return (see "--Risk Adjusted Revenue and Return"), the Company implemented certain repricing programs to offset a rise in credit losses experienced industry-wide. These programs were reflected in the managed net interest margin, which increased to 11.23% in 1997 from 10.89% in 1996. The managed net credit loss rate increased to 6.32% in 1997 from 4.82% in 1996. Non-interest income made up 31% of managed revenue in 1997, up from 21% in 1996. The dollar contribution to managed revenue from non-interest income doubled as compared to 1996, to $459.7 million, resulting from increases in the sale of proprietary fee-based products, fees related to secured and unsecured credit cards such as annual membership, processing, cash advance, late and overlimit fees, and the impact of adopting Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," (see--"Managed Consumer Loan Portfolio and the Impact of Securitization"). A portion of the increased managed revenue was reinvested by the Company to strengthen loan loss reserves, increase marketing investment and build infrastructure to manage account growth across all businesses. Non-interest expense increased $138.8 million during the year ended December 31, 1997 to $573.4 million, reflecting customer account growth and the addition of a new marketing channel.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Net income for the year ended December 31, 1996, was $159.8 million, an increase of $24.3 million, or 18%, over net income of $135.5 million for the same period in 1995. The increase in net income was attributable to growth in managed consumer loans which grew by $2.7 billion, or 40%, during 1996, with 81% of the growth realized from unsecured credit card loans, 10% from home loans and 9% from secured and partially secured credit card loans.

  This loan growth was the primary driver of the Company's 34% growth in managed revenues, which totaled $1.1 billion for the year ended December 31, 1996. The net credit loss rate increased from 3.95% to 4.82% during the year ended December 31, 1996. A significant portion of the increase in managed revenues was reinvested in new account growth across all businesses. Lower yields on unsecured credit card loans related to introductory rates on new accounts were offset by reduced direct acquisition costs associated with credit card offers. In the home loan business, the Company wrote off capitalized acquisition costs of $19.2 million related to securitization. The majority of the secured and partially secured credit card earnings, before origination expenses of $31.9 million, was reinvested by the Company to expand the number of secured and partially secured card accounts. Non-interest expense increased 19.8% from $362.6 million to $434.6 million in the year ended December 31, 1996, reflecting asset and customer account growth.

Managed Consumer Loan Portfolio and the Impact of Securitization

Since 1989, Providian Financial has securitized unsecured credit cards and revolving lines of credit, and, beginning in 1996, home equity lines of credit. Securitized assets are not considered assets of the Company and, therefore, are not shown on the statement of financial condition. It is, however, the Company's practice to analyze its financial performance on a managed loan portfolio basis. In order to do so, the Company's income statement and statement of financial condition are adjusted to add back the effect of securitizing loans. The following table summarizes the Company's managed consumer loan portfolio:

                                                          Year Ended December 31,
(Dollars in thousands)                                   1997        1996        1995
-------------------------------------------------------------------------------------
Period-End Balances:
On-balance sheet consumer loans                    $3,410,909  $3,689,634  $3,143,504
Securitized consumer loans                          6,491,144   5,610,000   3,485,843
                                                   ----------------------------------
  Total managed consumer loan portfolio            $9,902,053  $9,299,634  $6,629,347
                                                   ==================================
Average Balances:
On-balance sheet consumer loans                    $3,173,231  $3,522,307  $2,764,524
Securitized consumer loans                          6,192,243   4,381,720   2,881,483
                                                   ----------------------------------
  Total average managed consumer loan portfolio    $9,365,474  $7,904,027  $5,646,007
                                                   ==================================

Cash Flow Impact

Upon entering into a loan securitization, the Company receives cash proceeds from investors net of underwriting or placement fees. These proceeds are generally used by the Company to pay down on-balance sheet liabilities such as certificates of deposit or bank borrowings or may be invested in short-term liquid investments. The investors' share of finance charge and fee collections generated by the securitized loans is distributed each month (a) to investors to pay interest on the investors' securities, (b) to the investors to pay for net credit losses, or to the Company in exchange for additional receivables transferred to the investors to cover such losses, (c) to the Company as a fee for servicing the underlying loans and (d) to credit enhancers, liquidity providers, trustees or program agents for various costs and fees. Any finance charge and fee cash flow remaining after the above payments is generally retained by or remitted back to the Company and is referred to as "excess servicing income."

  During the revolving period of a securitization, principal collections are retained by the Company in exchange for additional receivables transferred to the investors in order to maintain the investors' invested amount. During the amortization or accumulation period, the investors' share of principal collections (in certain cases, up to a specified amount each month) is either distributed each month to the investors or held in an account until it accumulates to the total invested amount, at which time it is remitted to the investors in a lump sum.

Financial Statement Impact

Securitization transactions are treated as sales under GAAP. As a result, the securitized loans are removed from the balance sheet in exchange for cash proceeds.

  In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, which provided new accounting and reporting standards for securitization and other similar transactions, effective January 1, 1997. Under SFAS No. 125, the Company recognizes an "interest only strip receivable" asset, available for sale, equal to the present value of the projected excess servicing income of the transferred assets.

  During the revolving period, an additional interest only strip receivable is recognized each month, as additional receivables are transferred to investors in respect of their share of principal collections and losses on previously securitized accounts. Servicing assets have not been recognized on these transactions because the contracted servicing fees received by the Company approximate market servicing rates and the Company's servicing costs.

  Prior to the implementation of SFAS No. 125, excess servicing income was recognized as loan servicing income as it accrued over the life of the transaction. Thereafter, the revenue received as a result of excess servicing income is recognized first as a reduction of the interest only strip receivable and, to the extent the amount received exceeds the related component of the interest only strip receivable (which was recorded at present value), as loan servicing income.

  Both before and after the implementation of SFAS No. 125, the effect of this treatment is to reduce managed net interest income and the provision for credit losses, and to increase non-interest income, on the Company's statement of income. For the years ended December 31, 1997, 1996 and 1995, net interest income was reduced by $648 million, $469 million and $365 million, respectively; the provision for credit losses was reduced by $473 million, $275 million and $160 million, respectively; and non-interest income was increased by $175 million, $194 million and $205 million, respectively. Because credit losses on the securitized receivables are reflected as a reduction in loan servicing fees rather than a reduction of reserve for credit losses, the Company's provision for credit losses is maintained at a lower level than would be the case had such receivables not been securitized.

[GRAPH OF
RISK ADJUSTED REVENUE (1)]


[GRAPH OF
RISK ADJUSTED RETURN (1)]


  When receivables are transferred in a securitization, the Company retains a "seller's interest" generally equal to the amount of the total assets transferred less the principal balance of investor-held certificates. As the balances of the loans transferred fluctuates due to customer payments, purchases, cash advances and credit losses, the amount of the seller's interest will vary. The seller's interest is classified as loans receivable at par less associated allowance for credit losses. Periodically, the Company may elect to transfer new receivables to the securitization facility in order to maintain the seller's interest above an agreed-upon minimum balance. Generally, these additions will not result in the recognition of a gain or loss by the Company.

Risk Adjusted Revenue and Return

Providian Financial has developed targeting and credit models designed to identify qualified consumers who fit the Company's risk parameters. The Company offers various configurations of products with multiple pricing options to optimize the risk return tradeoff. Unsecured credit card, secured or partially secured credit card and home loans are offered to customer segments under separate underwriting criteria. Customer finance charge rates are sometimes adjusted after the account is opened to reflect changes in the credit environment, and most accounts include performance-based pricing terms pursuant to which the rates will increase automatically in the event the customer fails to comply with certain terms of the account agreement.

  The Company, like many of its competitors, offers credit card accounts with introductory rates for purchases and balance transfers. These introductory rates are at low levels, as low as zero percent, during an initial period of usually three months. After the initial period, the rates rise to higher variable or fixed rates. Management believes that competitive pressures to offer introductory rates will continue in the foreseeable future and has incorporated the impact of introductory rates into its risk-pricing model.

  A measure of product profitability incorporating revenue and the most significant costs inherent in consumer loan risk analysis is risk adjusted revenue. Risk adjusted revenue equals net interest income plus fee income less net credit losses and is utilized as a measurement of consumer loan portfolio profitability consistent with the Company's strategy to match the revenue base of customer accounts with the risk undertaken. Managed risk adjusted revenue may also be expressed as a percentage of average consumer loans, in which case it is referred to as risk adjusted return.

  Risk adjusted metrics reflect not only finance charge yield and funding costs but also fee based revenue, which contributes to portfolio profitability, credit losses, which reflect the most significant risk inherent in the loan portfolios, and the impact of introductory or "teaser" rates utilized by the Company and its competitors.

[GRAPH OF
NET INTEREST MARGIN (1)]

  Managed risk adjusted revenue and return for the year ended December 31, 1997 were $919.7 million and 9.82%, respectively, as compared to $709.6 million and 8.98%, respectively, for the year ended December 31, 1996. The increase reflects an increase in managed consumer loans, in particular secured and partially secured card loans which have a greater percentage of fee revenue than traditional unsecured credit card loans. This increase in risk adjusted revenue was partially offset by an increase in the provision for credit losses, which was 6.32% for the year ended December 31, 1997, as compared to 4.82% for the previous year, consistent with consumer finance industry trends.

  Risk adjusted revenue and return for the year ended December 31, 1996 were $709.6 million and 8.98%, respectively, as compared to $581.6 million and 10.33%, respectively, for the year ended December 31, 1995. The Company offered introductory rates throughout 1996 as compared to only a portion of 1995, which resulted in a reduction in average yield in 1996. Also, the credit loss rate increased during the year from 3.95% for the year ended December 31, 1995, to 4.82% for the year ended December 31, 1996.

  The components of risk adjusted revenue are discussed in more detail in subsequent sections of this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Net Interest Income and Margin

Net interest income is interest earned from loan portfolios less interest expense on deposits and borrowings used to fund the loans.

  Managed net interest income for the year ended December 31, 1997, was $1,047.5 million, compared to $863.9 million for the same period in 1996, an increase of $183.6 million or 21.3%. Managed net interest margin on average managed loans increased to 11.23% for the year ended December 31, 1997, from 10.89% for the year ended December 31, 1996. The increase in net interest income and margin reflects an increase in average managed loans, which increased approximately $1.5 billion, combined with slightly higher finance charge yields. The average yield on consumer loans was affected by a decline in average introductory rate outstandings during 1997, combined with repricing programs implemented throughout the year which increased average yields on selected portfolio segments.

  Managed net interest income for the year ended December 31, 1996 was $863.9 million compared to $677.7 million for the same period in 1995, an increase of $186.2 million or 27.5%, which resulted primarily from a $2.3 billion increase in average managed loans over the prior year. Managed net interest margin on average managed loans decreased from 11.80% for the year ended December 31, 1995, to 10.89% for the year ended December 31, 1996, as introductory rate offers were first implemented in late 1995 and continued to be offered throughout 1996.

  The Company offers both variable rate and fixed rate consumer loan products and maintains both fixed rate and variable rate funding sources. See "--Asset/Liability Market Risk Management" for a discussion of the Company's interest rate risk management strategy.

Statement of Average Balances, Income and Expense, Yields and Rates

The following table provides an analysis of interest income, interest expense, net interest spread and average balances for the years ended December 31, 1997, 1996 and 1995. Interest income and interest expense margins are presented as a percentage of average earning assets, which include investments held by the Company for liquidity purposes, in addition to the interest-earning consumer loan portfolios of the Company.


                                                                          Year Ended December 31
                                                   1997                             1996                            1995
                                    --------------------------------    ----------------------------   -----------------------------
                                       Average     Income/    Yield/    Average    Income/   Yield/     Average    Income/  Yield/
(Dollars in thousands)                 Balance     Expense      Rate    Balance    Expense     Rate     Balance    Expense    Rate
------------------------------------------------------------------------------------------------------------------------------------
Assets:
Interest-earning assets
 Consumer loans                     $3,173,231    $556,918   17.55%  $3,522,307   $574,335   16.31%  $2,764,524   $457,818   16.56%
 Interest-earning cash                  88,048       4,812    5.47%      37,269      2,332    6.26%      53,892      3,785    7.02%
 Federal funds sold                    239,267      13,170    5.50%      90,013      4,455    4.95%      44,896      2,024    4.51%
 Investment securities                 131,654       7,593    5.77%      58,733      3,060    5.21%     115,343      6,886    5.97%
                                    ----------------------------------------------------------------------------------------------
Total interest-earning assets        3,632,200    $582,493   16.04%   3,708,322   $584,182   15.75%   2,978,655   $470,513   15.80%

Allowance for loan losses             (131,602)                        (104,242)                        (73,198)
Other assets                           685,370                          366,789                         264,216
                                    ----------                       ----------                      ----------
Total assets                        $4,185,968                       $3,970,869                      $3,169,673
                                    ==========                       ==========                      ==========
Liabilities and Equity:
Interest-bearing liabilities
 Deposits                           $3,014,087    $164,252    5.45%  $2,590,038   $140,361    5.42%  $1,849,228   $105,151    5.69%
 Borrowings                            310,017      18,858    6.08%     795,172     49,208    6.19%     819,638     52,732    6.43%
                                    ----------------------------------------------------------------------------------------------
Total interest-bearing liabilities   3,324,104    $183,110    5.51%   3,385,210   $189,569    5.60%   2,668,866   $157,883    5.92%

Other liabilities                      196,182                          169,948                         152,135
                                    ----------                       ----------                      ----------
Total liabilities                    3,520,286                        3,555,158                       2,821,001

Capital securities                     145,096                               --                              --

Equity                                 520,586                          415,711                         348,672
                                    ----------                       ----------                      ----------
Total liabilities and equity        $4,185,968                       $3,970,869                      $3,169,673
                                    ==========                       ==========                      ==========
Net Interest Spread:                                         10.53%                          10.15%                           9.88%
                                                             =====                           =====                           =====
Interest income to
 average interest-earning assets                             16.04%                          15.75%                          15.80%
Interest expense to
 average interest-earning assets                              5.04%                           5.11%                           5.30%
                                                             -----                           -----                           -----
 Net interest margin                                         11.00%                          10.64%                          10.50%
                                                             =====                           =====                           =====

[GRAPH OF
NON-INTEREST INCOME]


Interest Volume and Rate Variance Analysis

Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of interest-earning assets and interest-bearing liabilities. The following table sets forth the dollar amount of the increase (decrease) in interest income and interest expense resulting from changes in the volume and rates:

                                                             Year Ended December 31                 Year Ended December 31
                                                                   1997 vs. 1996                         1996 vs. 1995
                                                       -----------------------------------   -------------------------------------
                                                        Increase      Change due to (1)       Increase       Change due to (1)
                                                                   -----------------------               -------------------------
(dollars in thousands)                                 (Decrease)         Volume      Rate   (Decrease)         Volume        Rate
----------------------------------------------------------------------------------------------------------------------------------
Interest Income:
Consumer loans                                          $(17,417)       $(59,288)  $41,871    $116,517        $123,536     $(7,019)
Federal funds sold                                         8,715           8,168       547       2,431           2,215         216
Other securities                                           7,013           6,980        33      (5,279)         (4,113)     (1,166)
                                                       ---------------------------------------------------------------------------
Total interest income                                     (1,689)        (44,140)   42,451     113,669         121,638      (7,969)

Interest Expense:
Deposits                                                  23,891          23,110       781      35,210          40,409      (5,199)
Borrowings                                               (30,350)        (29,491)     (859)     (3,524)         (1,566)     (1,958)
                                                       ---------------------------------------------------------------------------
Total interest expense                                    (6,459)         (6,381)      (78)     31,686          38,843      (7,157)
                                                       ---------------------------------------------------------------------------
Net interest income (1)                                 $  4,770        $(37,759)  $42,529    $ 81,983        $ 82,795     $  (812)
                                                       ===========================================================================

(1) The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each.

Non-Interest Income

Non-interest income, which consists primarily of loan servicing income (including gains from loan securitizations for 1997 only) and credit product fee income, represented approximately 52% and 42% of gross on-balance sheet revenues for the years ended December 31, 1997 and 1996, respectively. Total non-interest income increased 49.7%, or $210.8 million, to $634.6 million in 1997 from 1996. This increase is attributable to higher average securitized loan balances, the effects of the adoption of SFAS No. 125, increased credit product fee income from proprietary fee products sold to the Company's customer base and increased late and overlimit fees. In 1996, total non-interest income increased 22.9%, or $79.0 million, from 1995. This increase was primarily attributable to a 52.0% increase in credit product fee income for that period.

Loan Servicing Income

Loan servicing income relates directly to securitized receivables. It includes a stated servicing fee, which essentially offsets the Company's cost of servicing the securitized receivables and excess servicing income which generally represents the excess of (a) total finance charge and fee revenue on the securitized receivables over (b) net credit losses generated by the receivables, the stated servicing fee, the interest paid to the investors and amounts paid to credit enhancers, liquidity providers, trustees and program agents. Beginning in 1997, with the adoption of SFAS No. 125, excess servicing income has decreased as a percentage of securitized assets because the present value of projected excess servicing on securitized loans is recognized upon transfer as a gain upon sale. The decrease in excess servicing income is offset by the recognition of the gain on sale which has been recorded as a component of loan servicing income. To the extent subsequent cashflows for excess servicing income exceed the projected amounts, which were recorded at present value, the Company will recognize additional excess servicing income during the period in which the servicing is provided.

  The Company has issued $11.0 billion in public and private asset-backed securities since 1989 and has increased the use of securitization as a funding source as the amount of total managed loans has increased. As of December 31, 1997, securitizations outstanding provided $6.8 billion in funding, representing 62% of total managed funding, compared with 58% as of December 31, 1996 and 56% as of December 31, 1995. A more detailed discussion of the Company's securitization activities is set forth under "--Funding and Liquidity."

  Because excess servicing income on securitized loans has the same characteristics as net interest income, less the provision for loan losses and servicing expense, of on-balance sheet loans, excess servicing income will vary based upon the same factors. Thus, variability can result from changes in credit losses (see "--Asset Quality--Net Credit Losses") and changes in interest rates to the extent that the receivables and interest payable to investors are based upon floating rates (see "--Asset/Liability Market Risk Management").

  For the years ended December 31, 1995 through 1997, loan servicing income was $260.9 million, $292.7 million and $402.4 million, respectively. This increase relates primarily to the increase in average securitized receivables, partially offset by an increase in credit losses and, in 1996, by lower yields on unsecured credit card loans. Also, for 1997 the impact of the adoption of SFAS No. 125 is included in loan servicing income. See "--Managed Consumer Portfolio and the Impact of Securitizations."

Credit Product Fee Income

Credit product fee income includes late and overlimit charges, cash advance fees, membership and processing fees, revenues from proprietary fee-based products and interchange activity. Fee revenue realized from the investor percentage of securitized loans is not included in credit product fee income as it is recorded in loan servicing income. For the years ended December 31, 1995 through 1997, credit product fee income was $81.4 million, $123.7 million and $230.8 million, respectively, reflecting increased volume in fee revenue associated with asset growth, product diversification and price increases.

  Late and overlimit fees are assessed monthly to late-paying or overlimit customers and totaled $24.8 million, $38.6 million and $80.9 million, respectively, for the years ended December 31, 1995 through 1997. Providian Financial markets a number of proprietary fee-based products to its customers. For the years ended December 31, 1995 through 1997, fee-based product revenue totaled $14.7 million, $24.8 million and $59.3 million, respectively. Annual membership fees, processing fees, cash advance fees and interchange income have also increased over the three years ended December 31, 1997 as a result of customer volume growth.

Non-Interest Expense

Non-interest expenses include loan acquisition costs, including printing, postage, telemarketing, list processing and credit bureau costs paid to third parties to implement direct mail and telemarketing account solicitation efforts. In accordance with GAAP, Providian Financial has capitalized the costs associated with successful non-solicitation account acquisition efforts after offsetting up-front processing fees. Capitalized acquisition costs are amortized over the "privilege period" for credit card loans (currently one year) or the estimated life of the loans for revolving lines of credit unless the loans are securitized, in which case the costs are taken as an expense prior to the loan sale. As a result, the majority of acquisition costs are now expensed as incurred. In the years ended December 31, 1997 and 1996, the Company amortized acquisition costs of $1.1 million and $19.2 million, respectively, associated with the securitization of certain home equity line of credit loans. For the years ended December 31, 1995 through 1997, acquisition costs were $108.4 million, $113.9 million and $143.0 million, respectively, reflecting increased direct mail volumes and the implementation of direct telemarketing solicitation programs.

  Salary and benefit expenses include staffing costs associated with marketing, customer service, collections and administration of the customer base. Other non-interest expense includes third-party data processing and communication costs, occupancy expenses and other operational expenses, including collection costs, fraud losses and bankcard association assessments. The following table presents non-interest expenses for the years ended December 31, 1995 through 1997:

                                          Year Ended December 31
(Dollars in thousands)                     1997      1996      1995
-------------------------------------------------------------------
Other Expense:
Salaries and employee benefits         $196,761  $153,849  $113,412
Solicitation                            142,956   113,892   108,376
Occupancy, furniture and equipment       37,610    26,039    18,424
Data processing and communications       50,108    37,214    28,115
Other                                   146,012   103,608    94,328
                                       ----------------------------
  Total                                $573,447  $434,602  $362,655
                                       ============================

Impact of Year 2000

Some of Providian Financial's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the Year 1900 rather than the Year 2000. This could cause a system failure or miscalculations, resulting in disruption of operations, including, among other things, a temporary inability to process transactions, send billing statements or engage in similar normal business practices.

  The Company has substantially completed a Year 2000 assessment and has determined that it will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company has also initiated formal communications with all of its significant vendors for the purpose of identifying and remediating risks arising from the vendors' own Year 2000 conversion issues. The Company's total Year 2000 project cost is estimated at no more than $10 million. The project is expected to be completed not later than June 30, 1999. To date, the Company has incurred and expensed approximately $0.4 million, primarily for assessment, development of a modification plan and initial program modifications.

  The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems. However, management's estimates are based on assumptions and are subject to risks and uncertainties. If the necessary modifications or conversions are not completed on time, the Year 2000 issue could have a material adverse effect on operations. Specific factors that might cause such effects include unavailability of trained personnel, inability to locate and correct all relevant computer codes, and failure by key vendors to timely convert their own systems.

[GRAPH OF
31+ DELINQUENCY &
CREDIT LOSS RATIOS]


Income Taxes

Providian Financial's provision for income taxes includes both United States federal and state income taxes, calculated prior to the spinoff at rates reflective of the Company's position as part of a unitary group of affiliated companies. Applicable income tax expense was $119.8 million, $97.5 million and $79.4 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Company's effective tax rate for 1997 increased as a result of the spinoff from its former parent, Providian Corporation. See the notes to the Company's audited historical financial statements, included elsewhere herein, for further explanations of the income tax expense and a reconciliation of reported income taxes to the amount computed by applying the United States federal statutory rate to income before taxes.

Asset Quality

Providian Financial's delinquencies and net credit losses at any time reflect, among other factors, the quality of loans, the average age of the Company's accounts (generally referred to as "seasoning"), the success of the Company's collection efforts and general economic conditions. The quality of loans is subject to the list selection and underwriting criteria used, account management initiatives, seasoning, and demographic and other factors which are characterized by delinquency statistics. For the year ended December 31, 1997, the Company's net credit losses as a percentage of total managed loans was 6.32%.

  The level of credit losses at any given time directly affects earnings through the establishment of reserves via recognition of provisions for credit losses, which are generally dependent on historical levels of credit losses and current trends. As new portfolios of accounts are originated, management uses historical credit loss and delinquency analyses to establish reserves for future credit losses, based on the aggregation of loss behavior of similar, more seasoned loan portfolios. As net credit losses are experienced, the previously established reserve is used to absorb the credit losses.

  It is Providian Financial's policy to recognize principal credit losses on all unsecured loans (including the unsecured portion of any partially secured credit card loans) which become 180 days delinquent, with the exception of bankrupt accounts, which are charged-off upon determination of post-bankruptcy collectibility (generally upon appropriate verification), and deceased customer accounts, which are also charged off upon determination of collectibility (generally upon verification of no estate). Home loans are reviewed upon becoming 60 days delinquent and credit losses are recognized for the amount by which the book value of the loan exceeds the net realizable value of the underlying collateral. Upon charge-off, accrued but unpaid finance charge and fee income is reversed against current earnings but will be maintained on the customer's record in the event of a future recovery. Once a loan is charged-off, it is the Company's policy to continue to pursue collection of principal and interest, to the extent legally permissible. Any subsequent collections on previously charged-off loans will be recognized as recoveries.

Delinquencies

The following table presents the delinquency trends of Providian Financial's on-balance sheet and managed consumer loan portfolio for the years ending December 31, 1997, 1996 and 1995. An account is contractually delinquent if the minimum payment is not received by the next billing date. Total delinquencies on managed loans increased from 3.34% as of December 31, 1995 to 4.36% as of December 31, 1996, reflecting account seasoning and industry trends year over year.

                                                                   December 31
                                            1997                      1996                      1995
                                   -----------------------   -----------------------   -----------------------
                                                   % of                      % of                      % of
(Dollars in thousands)                  Loans  Total Loans        Loans  Total Loans        Loans  Total Loans
--------------------------------------------------------------------------------------------------------------
On-balance sheet: (1)
Loans outstanding                  $3,410,909       100.00%  $3,689,634       100.00%  $3,143,504       100.00%
Loans delinquent:
 31 - 60 days                          40,483         1.19       56,079         1.52       41,871         1.33
 61 - 90 days                          35,310         1.03       30,875         0.84       20,598         0.66
 91 or more days                       66,421         1.95       59,207         1.60       29,147         0.93
                                   ---------------------------------------------------------------------------
 Total                             $  142,214         4.17%  $  146,161         3.96%  $   91,616         2.92%
                                   ===========================================================================
Managed:
Loans outstanding                  $9,902,053       100.00%  $9,299,634       100.00%  $6,629,347       100.00%
Loans delinquent:
 31 - 60 days                         139,245         1.41      160,074         1.72       99,318         1.50
 61 - 90 days                          96,462         0.97       88,439         0.95       51,709         0.78
 91 or more days                      182,146         1.84      157,013         1.69       70,510         1.06
                                   ---------------------------------------------------------------------------
 Total                             $  417,853         4.22%  $  405,526         4.36%  $  221,537         3.34%
                                   ===========================================================================

(1) Includes consumer loans held for securitization.

Net Credit Losses

Net credit losses for consumer loans include the principal amount of losses from customers unwilling or unable to pay their existing loan balances as well as bankrupt and deceased customer accounts, less current period recoveries. Net credit losses are recognized in accordance with Providian Financial's policy described above and exclude accrued finance charge and fee income which is charged against the related income at the time of credit loss recognition. Losses for cardholder accounts related to fraudulent activity are included in other non-interest expenses.

  The managed credit loss rate stood at an annualized rate of 6.32% for the consumer loan portfolio as of December 31, 1997, as compared to 4.82% and 3.95% for the years ended December 31, 1996 and 1995, respectively. Consistent with the consumer finance industry, the Company experienced an increase in credit losses during 1996 and 1997 related, in part, to an increase in bankruptcy filings. As part of its efforts to address increasing credit loss rates, the Company continues to refine its underwriting criteria for new accounts and has reorganized collection activities to include a centralized asset recovery effort designed to enhance recoveries for all portfolios.

  The following table presents the Company's net credit losses for consumer loans for the periods indicated and is presented both on a financial statement reporting basis and a managed portfolio basis:

                                                                              Year Ended December 31
(Dollars in thousands)                                                      1997         1996         1995
----------------------------------------------------------------------------------------------------------
On-balance sheet: (1)
Average loans outstanding                                             $3,173,231   $3,522,307   $2,764,524
Net credit losses                                                        118,496      105,468       62,706
Net credit losses as a percentage of average loans outstanding (2)          3.73%        2.99%        2.27%
Managed:
Average loans outstanding                                             $9,365,474   $7,904,027   $5,646,007
Net credit losses                                                        591,675      380,585      222,951
Net credit losses as a percentage of average loans outstanding (2)          6.32%        4.82%        3.95%

(1) Includes consumer loans held for securitization.

(2) Credit loss rates for on-balance sheet portfolios are typically lower than managed credit loss rates because on-balance sheet loan portfolios represent newer loan outstandings and because rates on loan portfolios increase over time.

Allowance and Provision for Credit Losses

Providian Financial maintains the allowance at a level believed to be adequate to absorb future losses, net of recoveries, inherent in the existing on-balance sheet portfolio. In evaluating the adequacy of the allowance for credit losses, management takes into consideration several factors, including general economic conditions, asset quality, seasoning, security and trends in credit losses and delinquencies. The allowance for credit losses is maintained for on-balance sheet loans only (see "--Managed Consumer Loan Portfolio and the Impact of Securitization"). The following table sets forth the activity in the allowance for credit losses for the periods and portfolios indicated.

                                       Year Ended December 31
(Dollars in thousands)              1997          1996           1995
---------------------------------------------------------------------
Balance at beginning of
 year                         $  114,540     $   93,429    $   76,218
Provision for loan losses        149,268        126,579        79,917
Credit losses                   (132,521)      (116,930)      (73,004)
Recoveries                        14,025         11,462        10,298
                              ---------------------------------------
Net credit losses               (118,496)      (105,468)      (62,706)
                              ---------------------------------------
Balance at end of year        $  145,312     $  114,540    $   93,429
                              =======================================
Allowance for loan losses
 to loans at year-end (1)           4.91%          3.88%         3.09%
On-balance sheet
 consumer loans               $3,410,909     $3,689,634    $3,143,504
Loans held for sale              450,233        739,706       123,330
                              ---------------------------------------
Loan balance                  $2,960,676     $2,949,928    $3,020,174
                              =======================================

(1) Excludes consumer loans held for securitization.

Funding and Liquidity

Providian Financial funds its assets through a diversified mix of funding products that appeal to a broad range of investors. It is the goal of the Company to generate funding at the lowest cost possible consistent with ensuring prudent liquidity and interest rate risk management.

[GRAPHS
FUNDING SOURCES]


Funding Sources

The Company's approach to funding its assets is to seek a diversified funding mix and investor base. Products offered include direct and brokered retail and institutional deposits, term federal funds, public and private asset securitizations, a committed revolving credit facility and, beginning in 1997, mandatorily redeemable capital securities. Within product categories, funding is diversified in terms of the types of products offered and the types, industries and geographical locations of investors.

  The Company offers a wide range of maturity terms for its funding products (from one week to seven years). Actual maturity distributions are dependent upon several factors, including expected asset duration, investor demand, relative costs, shape of the yield curve and anticipated issuance in the securitization and capital markets. Maturities are managed by the types of funding sources employed and by the rates offered on different products. The goal is to achieve a balanced distribution of maturities, avoiding undue concentration in any one period. The Company monitors existing funding maturities to ensure that prudent amounts of backup liquidity are available to support the maturities, if necessary.

  The following table summarizes the contractual maturity of deposits at the Company as of December 31, 1997 and 1996.

                                          December 31, 1997                   December 31, 1996
                                 ----------------------------------  ------------------------------------
                                      Direct     Other        Total       Direct        Other      Total
(Dollars in thousands)              Deposits  Deposits     Deposits     Deposits     Deposits    Deposits
---------------------------------------------------------------------------------------------------------
Three months or less              $  375,825  $170,974   $  546,799   $  341,214   $  737,423  $1,078,637
Over three months
 through 12 months                   494,495   250,250      744,745      643,866      378,922   1,022,788
Over one year through
 five years                          601,718   329,212      930,930      274,888      223,149     498,037
Deposits without
 contractual maturity (1)            904,517    85,775      990,292      730,524       60,126     790,650
                                 ------------------------------------------------------------------------
Total Deposits                    $2,376,555  $836,211   $3,212,766   $1,990,492   $1,399,620  $3,390,112
                                 ========================================================================

(1) Includes Money Market Deposit Accounts ("MMDAs"), secured credit card savings accounts, and other deposits without contractual maturities.

  Deposits decreased from $3.4 billion as of December 31, 1996 to $3.2 billion as of December 31, 1997. This decrease is attributable to the increased funding provided by asset securitizations and federal funds purchased.

  The Company expects to replace the $546.8 million of deposits that will mature during the first three months of 1998, as well as those maturing during subsequent periods, from a variety of sources, including retail and institutional deposits, term federal funds and asset securitizations, in accordance with the Company's liability management programs.

  The Company acquires a significant portion of its funding through the securitization of its receivables. The primary objectives of securitization are to diversify funding sources and to obtain efficient all-in cost of funds, including the cost of capital. The securitized receivables have been sold as securities to public or private investors using legal structures that generally provide for an interest only (revolving) period and a principal repayment (amortization or accumulation) period. Under the terms of the securitizations, once the amortization or accumulation period commences, payments from the customers on the securitized receivables are distributed or accumulated for repayment to the securitization investors and are no longer reinvested in new receivables. At that time, the Company's on-balance sheet assets and funding requirements will increase accordingly.

  For diversification and flexibility, the Company uses commercial paper-based conduit facilities and other variable funding programs to securitize unsecured credit card and home equity line of credit receivables. The conduit facilities are renewed annually. Balances securitized under conduit and variable funding facilities totaled $1.2 billion as of December 31, 1997.

  The Company is participating in term securitizations which are expected to amortize over the periods indicated below based on currently outstanding securitized receivables as of December 31, 1997:

                                         Amount
                                     Amortizing
                  Year    (Dollars in millions)
                  -----------------------------
                  1998                   $  750
                  1999                        0
                  2000                      950
                  2001                      945
                  2002                    1,421
                  2003                      919
                  2004                      265

  The Company believes that it can attract deposits, borrow funds from other sources and issue additional asset-backed securities to fund the amortization schedule summarized above, although no assurances can be given to that effect.

  The Company has access to a number of backup liquidity sources. Cash reserves are maintained to ensure adequate short-term liquidity. The Company's primary source of backup liquidity is a $1.2 billion unsecured committed revolving credit facility (the "Credit Facility"), from a syndicate of domestic and international banks, which is scheduled to expire in May 1999. Pursuant to the Credit Facility, three wholly owned subsidiaries, Providian National Bank
(1), Providian Bank, and Providian Credit Corporation (collectively, the "Borrowers"), have access to revolving loans, which bear interest determined by a competitive bid process or based on either the Federal Funds rate, LIBOR or the prime rate, plus a spread, depending on the timing and term of the borrowing. The Company guarantees the prompt and complete payment, when due, of the Borrowers' obligations under the Credit Facility. During 1997, the average borrowings under the Credit Facility were $124.4 million.

  Providian Financial is also a party to three separate 364-day credit facilities totaling $275 million, under which short-term borrowings are available for general corporate purposes. The Company did not borrow funds under the 364-day credit facilities during 1997.

  The Company also maintains a portfolio of high-quality investment securities such as U.S. government and agency obligations, commercial paper, interest bearing deposits with other banks, federal funds sold and other cash equivalents. Investment securities have increased from $7.2 million as of December 31, 1996 to $172.8 million as of December 31, 1997. Federal funds sold decreased from $172.4 million to $115.0 million over the same period.

  As a source of additional liquidity, the Company may use reverse repurchase agreements pursuant to which the Company would pledge an investment security as collateral for the use of funds during an agreed-upon period of time. The benefits and risks of such agreements depend on many factors, including the terms available, the Company's ability to apply the proceeds to earning assets yielding a higher return, the demand for the securities and interest rate trends. The Company had no such agreements outstanding at December 31, 1997 or 1996.

  The primary goal of liquidity management at the Company is to ensure that funding will be available to support Company operations in varying business environments. The Company employs three primary strategies to maintain a strong liquidity position: diversity of funding sources; dispersion of maturities; and maintenance of backup liquidity sources. The Company manages its short-term liquidity position by projecting cash requirements, maintaining cash balances, limiting liability concentrations and prefunding large liability maturities. The longer-term liquidity position is managed by maintaining its credit facilities and investment portfolio at the appropriate size, dispersing liability maturities and striving to develop new funding products, markets and investors.

(1) Providian National Bank is the surviving entity in the merger, consummated on January 1, 1998, of Providian National Bank into First Deposit National Bank. Immediately following the merger, First Deposit National Bank changed its name to Providian National Bank.

  During January 1998, the Company utilized deposits and the Credit Facility to fund the acquisition of a credit card portfolio for a purchase price of $959 million. The Company's strategy is to pursue acquisitions on an opportunistic basis and additional acquisitions may be completed in the future. The Company believes that it has sufficient liquidity to fund such future acquisitions and to meet its other capital and liquidity requirements previously noted.

Capital Adequacy

Each of Providian Financial's banking subsidiaries is subject to risk-based capital adequacy guidelines as defined by its primary federal regulator. Capital is defined as either Tier 1 (core), which consists principally of shareholder's equity less goodwill, or Tier 2 (supplementary), which also includes a portion of the reserve for credit losses. Based on those definitions of capital, the regulations further define three capital adequacy ratios which are used to measure whether a financial institution is "well capitalized" or "adequately capitalized":

                                                                         "Well                          "Adequately
                                                                      Capitalized"                      Capitalized"
Capital Ratio    Calculation                                             Ratios                            Ratios
------------------------------------------------------------------------------------------------------------------------------------

Total Risk-Based (Tier 1 + Tier 2)/Total Risk-Based Assets   equal to or greater than 10%  equal to or greater than 8% less than 10%

Tier 1           Tier 1/Total Risk-Based Assets              equal to or greater than  6%  equal to or greater than 4% less than  6%

Leverage         Tier 1/Average Total Assets--intangibles    equal to or greater than  5%  equal to or greater than 4% less than  5%


  At December 31, 1997, each of the Company's banking subsidiaries was "well capitalized" in all risk-based capital ratio categories, as set forth below:

                                            Requirements        Providian
                                           for Adequately        National      Providian
Capital Ratio                                Capitalized         Bank (1)        Bank
----------------------------------------------------------------------------------------
Total Risk-Based                                 8%               13.20%         23.24%
Tier 1                                           4%               11.94%         21.86%
Leverage                                         4%               17.61%         14.88%

(1) On a historical pro forma basis, reflecting the merger of First Deposit National Bank and Providian National Bank, effective January 1, 1998.

  Beginning on January 1, 1997, the basis for reporting accounting transactions in the quarterly Consolidated Reports of Condition ("Call Reports") was changed to conform with GAAP. New Call Report instructions became effective for Call Reports beginning with the March 31, 1997 report date. In accordance with the new Call Report instructions, if the securitization uses excess servicing fees receivable as credit enhancement (for example, by depositing certain amounts into spread accounts), the Company is required to hold risk-based capital against the full amount of assets sold or, if the transaction qualifies for "low-level recourse" capital treatment, a lesser amount equal to the amount of excess servicing fees receivable and the interest only strip receivable realized from the application of SFAS No. 125, net of any noncapital GAAP recourse liability account associated with the asset transfer, and net of tax liabilities incurred in connection with the transfer of assets. The application of the new Call Report instructions did not result in any significant change in the Company's capital position.

  On February 4, 1997, the Company, through Providian Capital I, issued $160 million in mandatorily redeemable preferred securities (the "Capital Securities") which accumulate accrued distributions at a rate of 9.525% per year. The sole assets of Providian Capital I, the subsidiary statutory business trust that issued the Capital Securities (the common securities of which are wholly owned by the Company), are $164.9 million aggregate principal amount of the Company's 9.525% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Debentures") and the right to reimbursement of expenses under a related expense agreement with the Company. The Company has the right to defer payment of interest on the Debentures under certain circumstances in which case distributions on the Capital Securities will also be deferred and the Company's ability to pay dividends on its common stock will be restricted. The Company has the right to cause the redemption of the Capital Securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price is dependent on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the Capital Securities.

  The primary source of funds for payment of accrued distributions on the Capital Securities and dividends on common stock of the Company is dividends received from its banking subsidiaries. The amount of dividends that each banking subsidiary may declare is generally limited to its net profit for the current year combined with its retained earnings for the previous two years less any dividends declared during the related three-year measurement period. Also, a bank may not declare dividends if such declaration would leave the bank inadequately capitalized. Therefore, the Company's ability to pay accrued distributions on Capital Securities and dividends on common stock is dependent on the future net income and capital requirements of the Company's banking subsidiaries.

Asset/Liability Market Risk Management

The business of the Company and the composition of its balance sheet consist primarily of investments in interest-earning assets (loans and investment securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). The operations of the Company are subject to interest rate risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that are prepaid/withdrawn, mature or reprice in specified periods. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings may be affected. The Company seeks to reduce its exposure to changes in interest rates, or market risk, through active monitoring and management of its interest rate risk exposure.

  The principal objective of the Company's asset/liability market risk management activities is to provide maximum levels of net interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company. The Company manages interest rate risk individually for each banking subsidiary and comprehensively as a consolidated Company, and includes both on- and off-balance sheet assets and liabilities in its analyses and risk management.

  The Company's receivables generally yield either a variable Annual Percentage Rate ("APR"), indexed to the prime rate, or a fixed APR, set independently of market interest rates. The interest rates on the Company's liabilities are generally indexed to LIBOR or are fixed rates based on United States Treasury Bond rates. These balance sheet characteristics expose the Company to two types of interest rate risk: (a) repricing risk, which results from differences between the timing of rate changes and the timing of cash flows, which could impact the net interest income if liabilities reprice more often than assets, and (b) basis risk, which arises from changing rate relationships between yield curves and markets, which could impact the net interest income of variable APR receivables if the spread between the prime rate and LIBOR compresses or expands.

  The Company's fixed rate credit card receivables, which have no stated maturity or repricing period, may nevertheless be repriced by the Company upon providing required notice to the customer, which is generally no more than 30 days. The Company also generally has the right to increase rates upon the customer's failure to comply with the terms of the account agreement. This approach, referred to as performance-based pricing, was first introduced in the fourth quarter of 1996. In addition, the Company occasionally reprices receivables to achieve business objectives. These objectives include managing profitability, responding to customer requests and balancing the risk/reward tradeoff. Historically, management's use of repricing has been limited and has not affected more than 10% of the fixed rate receivables portfolio annually. However, repricing activity increased in 1997 as a result of performance-based pricing activity and discretionary repricings.

  The Company measures its exposure to interest rate fluctuations on a quarterly basis, using net interest income ("NII") simulation analysis and the market value of portfolio equity ("MVPE") method as its primary quantitative tools. NII simulation is used to measure the banking operations' future earnings under multiple interest rate scenarios against plan earnings under a baseline interest rate scenario. The measurement of net interest income dispersion is performed under the assumption that management does not react to the changed interest rate environment with any action designed to counter its effects. The multiple interest rate scenarios include changes in the shape of the yield curve, as well as changes ranging from 50 to 400 basis points in the general level of interest rates and changes in the relationship between the prime rate and LIBOR. The largest simulated reductions in net interest income generally occur in rapidly rising interest rate scenarios. The results of these net interest income simulations are compared to levels deemed appropriate by management, and are referred to management for appropriate responses.

  The MVPE method is used to measure the risk arising from the Company's long-term fixed rate positions. This method estimates the present value of all assets, liabilities and off-balance sheet instruments under multiple interest rate scenarios. Since MVPE analysis considers the potential impact of interest rate changes on the present value of all future cash flows, it is a more comprehensive measure of interest rate risk than NII simulation analysis.

  The following table presents the estimated effects of a parallel shift in interest rates as calculated at December 31, 1997:

                                             1997 (1)
                                     ------------------------
Change in Interest Rates               Percentage Change In
                                     ------------------------
(In Basis Points)                    NII (2)         MVPE (3)
-------------------------------------------------------------
+200                                 (6.9)%          (8.3)%
Flat                                     0%              0%
-200                                   8.7%           11.8%

(1) The information shown is presented on a consolidated, managed asset/liability basis, giving effect to securitized assets and related funding.

(2) The percentage change in this column represents NII for 12 months in a stable interest rate environment versus the NII in the specified rate scenarios.

(3) The percentage change in this column represents MVPE in a stable interest rate environment versus the MVPE in the specified rate scenarios. MVPE is defined as the present value of expected net cash flows from existing assets minus the present value of expected net cash flows from existing liabilities plus the present value of expected net cash flows from existing off-balance sheet transactions.

  The table above does not necessarily indicate the effect of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities are subject to competitive and other pressures beyond the Company's control. As a result, certain assets and liabilities assumed to mature or otherwise reprice within a certain period may in fact mature or reprice at different times and at different volumes.

  The Company seeks to mitigate earnings volatility associated with interest rate movements by generally matching the repricing characteristics of on- and off-balance sheet assets and liabilities. Fixed rate liabilities generally fund fixed APR assets, while variable rate liabilities generally fund variable APR assets. Given the Company directed repricing characteristics of its credit card assets and historically favorable funding rates for variable liabilities, the Company uses variable rate liabilities to fund a portion of its fixed rate credit card assets.

  The Company uses derivative financial instruments, including interest rate swap and cap agreements, with indices that correlate to managed assets or liabilities to modify its indicated net interest sensitivity to levels deemed to be appropriate based on the Company's current economic outlook. The objective for the use of these hedges is to reduce interest rate risk by more closely aligning the repricing characteristics of the assets and liabilities. One hedging strategy employed by the Company is to swap LIBOR-indexed variable rate liabilities into fixed rate funding to support fixed rate assets. In this case, the Company agrees with a counterparty to exchange interest payments on a notional amount for a fixed period, with the Company making payments to the counterparty on a fixed interest rate and the counterparty making variable payments to the Company based on LIBOR. The Company has also utilized basis swaps, in which it swaps LIBOR-indexed variable rate liabilities to prime-indexed variable rate liabilities, to fund prime-indexed variable rate assets. Both of these strategies result in assets and liabilities that have matching repricing terms. The Company also employs interest rate caps, where, for an up-front fee, a counterparty agrees to pay the Company's subsidiary bank the difference between a negotiated rate and LIBOR, if positive, on a notional amount for a fixed period. These transactions result in funding for fixed rate assets that is capped at a given rate to minimize net interest margin compression in a rising interest rate environment.

  All of the Company's hedging transactions settle either monthly or quarterly, with either the counterparty or the Company remitting to the other the net payment, if any, for that period. The cash requirements of the Company, if any, resulting from these payments are met with general operating cash balances. All transactions are over-the-counter interest rate swap and cap transactions executed with highly rated United States and international banks under standard Master Agreements of the International Swap and Derivatives Association, Inc. ("ISDA"), and hedge identified interest rate risks both for accounting and tax purposes. The Company does not trade in derivatives or use derivatives to speculate on interest rates or as an investment vehicle.

  The following table presents the notional amounts of interest rate swap agreements and caps purchased/floors sold for the periods indicated:

                                        Year Ended December 31
(Dollars in thousands)                  1997        1996        1995
--------------------------------------------------------------------
Interest rate swap agreements:
 Beginning Balance                $1,290,000  $1,404,000  $  633,000
 Additions                           263,000     614,000     985,000
 Maturities                          598,000     728,000     214,000
                                  ----------------------------------
 Ending Balance                   $  955,000  $1,290,000  $1,404,000
                                  ==================================
Interest rate caps and floors:
 Beginning Balance                $1,522,000  $1,014,000  $1,106,000
 Additions                                --     883,000     914,000
 Maturities                          600,000     375,000   1,006,000
                                  ----------------------------------
 Ending Balance                   $  922,000  $1,522,000  $1,014,000
                                  ==================================

 The Company manages credit risk arising from derivatives transactions through a rigorous ongoing credit review, approval and monitoring process. "Credit risk" is defined as the risk that a loss will occur as the result of a derivative counterparty defaulting on a contract when the contract is in a favorable economic position to the Company. Master netting agreements are entered into with swap counterparties to reduce the exposure to credit risk with the individual counterparty. Credit limits are established for each counterparty and are analyzed based on total net credit exposure. The Company also monitors exposure to counterparty credit risk through the performance of sensitivity testing. Probable worst-case scenarios are considered to determine the credit exposure on derivatives associated with the individual counterparty. This exposure is then aggregated with other non-derivative credit risks associated with the individual counterparty to determine compliance with the total individual counterparty credit limit established by the Company during the credit review process. If counterparty credit risk is determined to exceed the pre-established limit, then action is taken to limit the Company's exposure with that counterparty.

Management's Responsibilities for Financial Reporting

The consolidated financial statements appearing in this Annual Report have been prepared by management, which is responsible for their preparation, integrity and fair presentation. The statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

  Management is responsible for the system of internal controls over financial reporting at Providian Financial and its subsidiaries, a system designed to provide reasonable assurance regarding the preparation of reliable published financial statements. This system is augmented by written policies and procedures including a code of conduct to foster a strong ethical climate, a program of internal audit, and the selection and training of qualified personnel. Management believes that the Company's system of internal controls over financial reporting provides reasonable assurance that the financial records are reliable for preparing financial statements.

  The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets with the independent auditors, management and internal auditors periodically to discuss internal controls over financial reporting, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the Company's independent auditors and internal auditors without management present to ensure that these groups have free access to the Committee.

  The independent auditors are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors and ratified by the shareholders. Based upon their audit of the consolidated financial statements, the independent auditors, Ernst & Young LLP, have issued their Auditors' Report, which appears on this page.

/s/ Shailesh J. Mehta

Shailesh J. Mehta
Chairman, President and
Chief Executive Officer

/s/ David J. Petrini

David J. Petrini
Senior Vice President
and Chief Financial Officer


Report of Independent Auditors

Board of Directors
Providian Financial Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Providian Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Financial Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  As discussed in Notes 2 and 5 to the financial statements, in 1997 the Company changed its method of accounting for transfers and servicing of financial assets and extinguishments of liabilities.


/s/ Ernst & Young LLP

San Francisco, CA
January 22, 1998

Consolidated Statements of Financial Condition
Providian Financial Corporation and Subsidiaries


                                                                                 December 31
(Dollar amounts in thousands)                                                    1997         1996
--------------------------------------------------------------------------------------------------
Assets:
 Cash and cash equivalents                                                 $  112,522   $   82,946
 Federal funds sold                                                           114,960      172,350
 Investment securities at cost (which approximates market value)              172,756        7,173
 Loans held for securitization or sale                                        450,233      739,706
 Loans receivable, less allowance for credit losses of $145,312
   in 1997 and $114,540 in 1996                                             2,815,364    2,835,388
 Due from securitizations                                                     472,145      252,899
 Interest receivable                                                           80,434       56,864
 Premises and equipment, net                                                   61,625       49,870
 Other assets                                                                 169,374      154,546
                                                                           -----------------------
     Total assets                                                          $4,449,413   $4,351,742
                                                                           =======================

Liabilities:
 Deposits:
   Noninterest bearing                                                     $   32,089   $   28,299
   Interest bearing                                                         3,180,677    3,361,813
                                                                           -----------------------
                                                                            3,212,766    3,390,112

 Term federal funds purchased                                                 150,000       51,000
 Notes payable to banks                                                        82,000      115,000
 Note payable to affiliates                                                        --       42,500
 Long term notes payable                                                           --       50,000
 Accrued expenses and other liabilities                                       249,533      219,986
                                                                           -----------------------
     Total liabilities                                                      3,694,299    3,868,598
 Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable
 interest debentures of the Company (Capital Securities)                      160,000           --

Shareholders' Equity:
 Preferred stock,
   1996--7.25% cumulative preferred stock, nonparticipating, nonvoting,
   par value $1.00 per share--authorized and issued 63,269 shares                  --           63
 Common stock,
   1997--par value $.01 per share, authorized 400,000,000 shares, issued 95,156,545 shares; 1996--par value $1.00 per share,
   authorized and issued 5,000 shares                                             954            5
 Additional paid-in capital                                                     4,217       63,706
 Retained earnings                                                            599,856      419,370
 Common stock held in treasury--at cost:
   1997--268,775 shares                                                        (9,913)          --
                                                                           -----------------------
     Total shareholders' equity                                               595,114      483,144
                                                                           -----------------------
     Total liabilities and shareholders' equity                            $4,449,413   $4,351,742
                                                                           =======================

See notes to consolidated financial statements.

Consolidated Statements of Income
Providian Financial Corporation and Subsidiaries

                                                      Year Ended December 31
(Dollar amounts in thousands)                         1997      1996      1995
------------------------------------------------------------------------------
Interest income:
 Loans                                            $556,918  $574,335  $457,818
 Investment securities                              25,575     9,847    12,695
                                                  ----------------------------
 Total interest income                             582,493   584,182   470,513

Interest expense:
 Deposits                                          164,252   140,361   105,151
 Borrowings                                         18,858    49,208    52,732
                                                  ----------------------------
 Total interest expense                            183,110   189,569   157,883
                                                  ----------------------------
     Net interest income                           399,383   394,613   312,630

Provision for credit losses                        149,268   126,579    79,917
                                                  ----------------------------
     Net interest income after provision
      for credit losses                            250,115   268,034   232,713

Non-interest income:
 Loan servicing income                             402,446   292,698   260,896
 Credit product fee income                         230,786   123,654    81,374
 Other                                               1,400     7,467     2,535
                                                  ----------------------------
                                                   634,632   423,819   344,805

Non-interest expenses:
 Salaries and employee benefits                    196,761   153,849   113,412
 Solicitation                                      142,956   113,892   108,376
 Occupancy, furniture and equipment                 37,610    26,039    18,424
 Data processing and communication                  50,108    37,214    28,115
 Other                                             146,012   103,608    94,328
                                                  ----------------------------
                                                   573,447   434,602   362,655
                                                  ----------------------------

     Income before income taxes                    311,300   257,251   214,863

Income tax expense                                 119,839    97,485    79,411
                                                  ----------------------------
     Net Income                                   $191,461  $159,766  $135,452
                                                  ============================

See notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
Providian Financial Corporation and Subsidiaries


                                                                    7.25%                                     Common
                                                    Special   Cumulative           Additional                  Stock
                                                  Preferred    Preferred   Common     Paid-In    Retained    Held in
(Dollar amounts in thousands)                         Stock        Stock    Stock     Capital    Earnings   Treasury       Total
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                        $ 1,290        $  63     $  5    $ 63,706   $ 261,036         --   $ 326,100
 Net Income                                                                                       135,452                135,452
 Cash dividend:
   Common--paid to former parent                                                                 (107,710)              (107,710)
   Preferred--paid to former parent                                                                (4,587)                (4,587)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                        $ 1,290        $  63     $  5    $ 63,706   $ 284,191         --   $ 349,255
 Net Income                                                                                       159,766                159,766
 Cash dividend:
   Common--paid to former parent                                                                  (20,000)               (20,000)
   Preferred--paid to former parent                                                                (4,587)                (4,587)
 Redemption of preferred stock                       (1,290)                                                              (1,290)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                             --        $  63     $  5    $ 63,706   $ 419,370         --   $ 483,144
 Net Income                                                                                       191,461                191,461
 Redemption of preferred stock                                       (63)             (63,206)                           (63,269)
 Net issuance of shares pursuant
   to the Distribution Agreement                                              948        (499)       (449)                    --
 Cash dividend:
   Common--$0.10 per share                                                                         (9,520)                (9,520)
   Preferred--paid to former parent                                                                (1,006)                (1,006)
 Purchase of 501,360 common
   shares for treasury                                                                                      $(18,345)    (18,345)
 Exercise of stock options                                                             (1,841)                 4,191       2,350
 Reimbursement relating to the
   conversion of stock options                                                          6,846                              6,846
 Issuance of restricted and
   unrestricted stock less
   forfeited shares                                                             1       5,442                  4,241       9,684
 Deferred compensation related to
   grant of restricted and unrestricted
   stock less amortization of $1,280                                                   (8,404)                            (8,404)
 Tax benefit from exercise of
   stock options and issuance
   of restricted stock                                                                  2,173                              2,173
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                             --           --     $954    $  4,217   $ 599,856   $ (9,913)  $ 595,114
================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Providian Financial Corporation and Subsidiaries

                                                                         Year Ended December 31
(Dollar amounts in thousands)                                          1997          1996          1995
-------------------------------------------------------------------------------------------------------
Operating Activities:
 Net Income                                                     $   191,461   $   159,766   $   135,452
 Adjustments to reconcile net income
   to net cash provided by operating activities:
     Provision for credit losses                                    149,268       126,579        79,917
     Depreciation and amortization of premises and equipment         14,984        10,566         7,522
     Amortization of net loan acquisition costs                      37,728        41,342        14,600
     Amortization of discount on sale of loans receivable               456           715           875
     Amortization of deferred compensation
      related to restricted and unrestricted stock                    1,280            --            --
     Decrease (increase) in deferred income tax benefit               4,981       (11,597)      (13,099)
     Increase in interest receivable                                (23,570)      (12,130)      (13,690)
     Increase in other assets                                       (56,835)      (41,346)      (32,447)
     Increase in accrued expenses and other liabilities              31,721        48,793        40,676
                                                                ---------------------------------------
        Net Cash Provided by Operating Activities                   351,474       322,688       219,806

Investing Activities:
     Net cash used for loan originations and principal
      collections on loans receivable                            (1,496,371)   (3,123,206)   (2,460,807)
     Net proceeds from securitization of
      credit card and line of credit loans                        1,591,250     2,035,893     1,583,239
     Net proceeds from sale of home equity
      revolving line of credit loans                                 64,894       435,000            --
     Increase in due from securitizations                          (219,246)      (78,102)      (59,539)
     Purchases of investment securities                            (473,052)       (2,386)       (1,530)
     Proceeds from maturities of investment securities              307,469           140           294
     Decrease (increase) in federal funds sold                       57,390      (101,050)      (56,300)
     Net purchases of premises and equipment                        (26,875)      (32,404)      (12,343)
                                                                ---------------------------------------
        Net Cash Used for Investing Activities                     (194,541)     (866,115)   (1,006,986)

Financing Activities:
     Net (decrease) increase in deposits                           (177,344)    1,232,347       477,315
     (Decrease) increase in notes payable to banks                  (33,000)     (206,000)       86,000
     Decrease in note payable to affiliates                         (42,500)      (53,300)       (4,000)
     (Decrease) increase in bank notes                                   --      (189,880)      293,880
     Proceeds from issuance of term federal funds                   414,000       308,000       892,000
     Repayment of term federal funds                               (315,000)     (593,000)     (858,000)
     (Decrease) increase in long-term notes payable                 (50,000)       50,000            --
     Redemption of preferred stock                                  (63,269)       (1,290)           --
     Reimbursement relating to conversion of stock options            6,846            --            --
     Purchase of treasury stock                                     (18,345)           --            --
     Dividends paid                                                 (10,526)      (24,587)     (112,297)
     Proceeds from the issuance of Capital Securities               160,000            --            --
     Proceeds from exercise of stock options                          1,781            --            --
                                                                ---------------------------------------
        Net Cash (Used) Provided by Financing Activities           (127,357)      522,290       774,898
                                                                ---------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                 29,576       (21,137)      (12,282)
Cash and Cash Equivalents at beginning of year                       82,946       104,083       116,365
                                                                ---------------------------------------
Cash and Cash Equivalents at end of year                        $   112,522   $    82,946   $   104,083
                                                                =======================================
Supplemental Disclosures:
Interest expense paid                                           $   182,209   $   187,284   $   151,761
                                                                =======================================
Income taxes paid                                               $   112,426   $    91,516   $    77,873
                                                                =======================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Providian Financial Corporation and Subsidiaries
December 31, 1997 and 1996

Note 1 - Organization and Basis of Presentation

Providian Financial Corporation (the "Company," formerly Providian Bancorp, Inc.), is a Delaware corporation, with principal executive offices located in San Francisco, California. Through its banking and other non banking subsidiaries, the Company provides banking and other financial services to consumers throughout the United States. The Company's principal wholly owned subsidiaries are First Deposit National Bank (FDNB), Providian National Bank
(PNB), and Providian Bank (PB) (formerly Providian Credit Services, Inc.). The Company markets consumer loans, deposit products and other banking services using mail, telephone and other direct response channels. Consumer loans include unsecured and secured credit cards, unsecured revolving lines and secured home equity revolving lines of credit. The Company also provides money market deposit accounts to retail customers and certificates of deposit to both retail and institutional customers.

  Prior to June 10, 1997, the Company was a wholly owned subsidiary of Providian Corporation. As a condition of Providian Corporation's merger with AEGON N.V., Providian Corporation distributed to each of its shareholders one share of common stock of the Company, together with an associated Preferred Share Purchase Right, for each share of common stock of Providian Corporation held as of June 10, 1997 (the "Spinoff"). The Preferred Share Purchase Right will only become exercisable if triggered by an attempt to take over the Company. During the second quarter of 1997, the Company completed its application to list its common stock on the New York Stock Exchange.

  The consolidated financial statements for years ended December 31, 1997, 1996 and 1995 reflect the results of operations, changes in shareholders' equity and cash flows, and the financial position of the Company as a separate entity from its former parent, Providian Corporation. The consolidated financial statements have been prepared using the historical basis for assets and liabilities and the historical results of operations for the Company. The consolidated financial statements include certain expenses related to administrative services provided to the Company by Providian Corporation. All material intercompany transactions and accounts have been eliminated in consolidation. The consolidated financial statements for periods prior to the Spinoff may not necessarily reflect the consolidated results of Providian Financial Corporation's operations, financial position, changes in shareholders' equity or cash flows in the future or what they would have been had Providian Financial Corporation been a separate, stand-alone company during such periods.

  Effective January 1, 1998, Providian National Bank was merged into First Deposit National Bank with the surviving entity changing its name to Providian National Bank. This merger will streamline the Company's corporate structure in a manner consistent with its strategic objectives. Prior to the merger, no material intercompany transactions were executed between Providian National Bank and First Deposit National Bank.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand and short-term investments convertible into cash upon demand. The Company is required to maintain reserves with the Federal Reserve Bank based on a percentage of deposit liabilities.

Investment Securities: The investment securities as of December 31, 1997 consist primarily of U.S. Treasury and other government agency securities which the Company has the positive intent and ability to hold to maturity and are classified as held-to-maturity. Investment securities as of December 31, 1996 consist primarily of Federal Reserve stock which is classified as a held-to-maturity investment because it will be held for the foreseeable future in accordance with banking regulations. Investment securities classified as held-to-maturity are reported at amortized cost which approximates fair market value.

Securitizations: The Company securitizes credit card and line of credit loans and records such securitizations as sales. On January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"), effective for financial asset sales occurring after December 31, 1996. Under SFAS No. 125, the Company is required to recognize the financial and servicing assets it controls and the liability it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the statement. Gains are also recognized at the time of initial sale and each subsequent sale of loan receivables in a securitization based upon the difference between finance charges received from the account-holders less the yield paid to investors, credit losses and a normal servicing fee, which is also retained by the Company. As a result, the Company now recognizes gains from such loan sales as "Loan servicing income" on its consolidated statement of income and the related asset as a component of "Due from securitizations" on its consolidated statement of financial condition. The sales agreements require the Company to retain 2.0 to 4.5 percent minimum interest in the securitized receivables ("Seller's interest"). Sellers' interest in securitized receivables is classified as loans receivable at par less associated allowance for credit losses.

Loans Held for Securitization or Sale: Loans held for securitization or sale are those loans eligible for securitization which management intends to securitize or sell, generally within six months. These assets are reported at the lower of cost or fair market value.

Income on Loans: Interest income on loans is recognized based upon the principal amount outstanding in accordance with the terms of the applicable customer agreement until the outstanding balance is paid or charged off after becoming 180 days past-due. Earlier charge-offs may occur as collectibility conditions warrant.

Net direct loan origination costs are deferred and amortized on a straight-line basis over the estimated life of the loan (one year for credit card loans, five years for line of credit loans and seven years for home equity revolving line of credit loans). Amortization of deferred loan origination costs is accelerated when the associated assets are securitized or sold. Deferred loan origination costs are included in other assets and were $36.5 million and $31.5 million at December 31, 1997 and 1996, respectively. Annual membership fees and proprietary fee product income, if charged annually, are deferred and amortized over one year. Deferred fee revenue is included in other liabilities and was $64.7 million and $25.0 million at December 31, 1997 and 1996, respectively.

Allowance for Credit Losses: The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to provide for estimated probable net credit losses from known and inherent risks in the loan portfolios. In evaluating the adequacy of the allowance for credit losses, management takes into consideration several factors including general economic conditions, asset quality, seasoning, security and trends in credit losses and delinquencies.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of the related assets.

Interest Rate Risk Management Instruments: The Company uses a combination of interest rate swap and cap agreements to manage interest rate risk related to loans, deposits and loan servicing income related to loans securitized or sold.

  When interest rate swap and cap agreements are used to hedge on-balance sheet assets and liabilities, interest rate differentials to be paid or received are accrued and recognized as an adjustment of interest expense related to the liabilities being hedged. Interest rate cap premiums paid are amortized to interest expense ratably during the life of the agreement. In the event of an unanticipated sale of designated loans, any gain or loss from the swap would be recognized in income coincident with the loan sale gain or loss.

  When interest rate swap and cap agreements are used to hedge the servicing income received from loan securitizations, interest rate differentials to be paid or received are accrued and recognized as an adjustment to loan servicing income. Interest rate cap premiums paid are amortized to loan servicing income ratably during the life of the cap agreement. In the event of securitized asset additions or repricing that impacts the Company's hedging position, gains and losses upon termination of interest rate swap agreements are deferred and amortized to loan servicing income over the remaining term of the related securitization agreement.

Term Federal Funds Purchased: Term federal funds purchased represent short-term unsecured borrowings from various banks. The interest incurred on such borrowings is recorded as a component of interest expense.

Income Taxes: Income taxes are accounted for utilizing the liability method. Under the liability method, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are settled or realized.

Stock-Based Compensation: Subsequent to the Spinoff and the related issuance of stock options, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB Opinion No. 25"), as SFAS No. 123 permits. Accordingly, because the exercise price of the Company's employee stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized by the Company. In addition, the Company does not recognize compensation expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB Opinion No. 25. The Company, as required, follows the pro forma net income, pro forma earnings per share and stock-based compensation plan disclosure requirements set forth in SFAS No. 123.

Earnings per Common Share: Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 establishes new requirements for computing and presenting earnings per share. Under the new requirements, the method previously used to compute earnings per share is changed and all prior periods presented must be restated to conform to meet the new requirements. The new requirements eliminate primary earnings per share and fully diluted earnings per share, and require the presentation of earnings per common share and earnings per common share--assuming dilution. As a result, under the new requirements, earnings per common share excludes any dilutive effects of stock options, warrants and convertible securities. Also, the dilutive effect of stock options, warrants and convertible securities used to compute earnings per common share--assuming dilution is based on the average market price of the Company's stock for the period.

Use of Estimates in the Preparation of Financial Statements: The preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the consolidated financial statements. Therefore, actual results could differ from those estimates.

Reclassifications: Certain prior years' amounts have been reclassified to conform with the 1997 presentation.

Note 3 - Recently Issued Accounting Policies

In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") which is effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in the financial statements. The adoption of SFAS No. 130, which will be implemented in the first quarter of 1998, will result in a change in financial statement presentation and will have no impact on the Company's consolidated results of operations, financial position or cash flows.

  In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") which is effective for financial statements for fiscal years beginning after December 15, 1997, and need not be applied to interim financial statements in the initial year of its application. SFAS No. 131 establishes standards for disclosure of an enterprise's operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 applies solely to information disclosure and will have no impact on the Company's consolidated results of operations, financial position or cash flows.

Note 4 - Loans Receivable and Allowance for Credit Losses

The following is a summary of loans receivable (in thousands):

December 31                                              1997         1996
--------------------------------------------------------------------------
Unsecured credit card and line of credit loans     $1,771,055   $2,027,029
Secured and partially secured credit card loans       591,023      466,798
Home equity revolving line of credit loans            563,552      418,063
Other                                                  35,046       38,038
                                                   -----------------------
                                                    2,960,676    2,949,928
Allowance for credit losses                          (145,312)    (114,540)
                                                   -----------------------
                                                   $2,815,364   $2,835,388
                                                   =======================

  The activity in the allowance for credit losses for the years ended December 31, 1997, 1996 and 1995 is as follows (in thousands):

December 31                          1997        1996       1995
----------------------------------------------------------------
Balance at beginning of year    $ 114,540   $  93,429   $ 76,218
Provision for credit losses       149,268     126,579     79,917
Credit losses                    (132,521)   (116,930)   (73,004)
Recoveries                         14,025      11,462     10,298
                                --------------------------------
Balance at end of year          $ 145,312   $ 114,540   $ 93,429
                                ================================

Note 5 - Securitization or Sale of Receivables

During 1997, 1996 and 1995, the Company's banking subsidiaries sold $1.7 billion, $2.5 billion and $1.6 billion, respectively, of their credit card, revolving line of credit and home equity line of credit loans through securitization transactions. The total amount of securitized receivables serviced by the Company were $6.5 billion and $5.6 billion as of December 31, 1997 and 1996, respectively.

  During an initial period of a securitization transaction (reinvestment period), all principal payments on the credit card and line of credit receivables are retained by the Company in exchange for additional receivable balances transferred to the investors. In the final months of a securitization transaction, principal payments are then allocated to repay the investor certificates. This period is referred to as the amortization or accumulation period and can vary in length from 1 to 24 months. Currently, two transactions are in their accumulation periods while the remaining transactions are scheduled to begin their accumulation periods at various times between 1998 and 2004.

  Spread accounts receivable, a component of "Due from securitizations," represents cash held by a trustee or agent used to absorb the receivables' losses should they exceed the net cash flows of the receivables in the future. The cash reserve reverts back to the Company when investors have been paid in full. None of these cash reserves were required to be used in the three year period ended December 31, 1997.

  As a result of the adoption of SFAS No. 125, loan servicing income increased $62.8 million during the year ended December 31, 1997. This increase in loan servicing income is not expected to be representative of future periods. Any future gains that will be recognized by the Company in accordance with SFAS No. 125 will be dependent on the timing, performance and amount of future securitizations. The increase in loan servicing income is non-recurring because, in the first nine months of 1997, the Company recognized both excess servicing income generated by securitized balances existing at December 31, 1996 and gains on additional loan sales made during that period. In accordance with SFAS No. 125, prior years have not been restated.

 The following is a summary of loans held for securitization or sale (in thousands):

December 31                                           1997      1996
--------------------------------------------------------------------
Unsecured credit card and line of credit loans    $450,233  $641,666
Home equity revolving line of credit loans              --    51,667
First mortgage home loans                               --    46,373
                                                  ------------------
                                                  $450,233  $739,706
                                                  ==================

Note 6 - Deposits

The Company accepts time deposits with terms in excess of one year. Interest bearing deposits in excess of $100,000 totaled $1,565 million and $2,066 million at December 31, 1997 and 1996, respectively. The aggregate amount of maturities for time deposits are as follows (in thousands):

1998                   $1,278,661
1999                      388,368
2000                      196,488
2001                      130,630
2002 and thereafter       228,327
                       ----------
                       $2,222,474
                       ==========

Note 7 - Notes Payable

In June and August 1997, the Company entered into various short-term unsecured revolving credit agreements with a borrowing capacity totaling $275 million. The Company pays facility fees based on the total credit line. Interest on outstanding balances is based upon the London Interbank Offered Rate (LIBOR). The agreements expire 364 days from the respective effective dates. The Company did not borrow against these commitments during 1997.

  Prior to the Spinoff, the Company maintained revolving credit agreements with its former parent, Providian Corporation. Interest on the outstanding balance was based on the greater of Providian Corporation's internal fund rate or the applicable Federal rate. The Company paid facility fees to Providian Corporation of $0.1 million, $0.3 million and $0.3 million in 1997, 1996 and 1995, respectively. The Company did not borrow against these revolving agreements during 1997 and interest totaling $2.8 million and $0.2 million was paid during 1996 and 1995, respectively.

  In May 1996, the Company amended a previously existing unsecured revolving credit agreement with various banks and increased the line from $800 million to $1.2 billion. The Company pays facility fees based on the total commitment and utilization fees based on the average outstanding loan balances which exceed 50% of the average total commitment. Interest on outstanding balances is based upon a competitive bid process or upon the LIBOR rate or prime rate of certain reference banks or upon the federal funds rate. The agreement expires on May 14, 1999, with a one-year extension option. A total of $82 million and $115 million was drawn on the line at December 31, 1997 and 1996, respectively.

  The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 1997 and 1996 (dollars in thousands):

                                  1997                 1996
                           ------------------   ------------------
                                     Weighted             Weighted
                                      Average              Average
                                     Interest             Interest
December 31                Balance       Rate   Balance       Rate
------------------------------------------------------------------
Federal funds purchased    $150,000      5.79%  $ 51,000      5.55%
Notes payable to banks       82,000      6.18%   115,000      5.78%

  In June 1997, the Company repaid $50 million Senior Subordinated notes which were held by various investors. The note agreements were entered into in March 1996 and had a stated fixed rate of interest on outstanding balances of 5.74%.

  Prior to the Spinoff, the Company maintained several long term notes with Providian Corporation and, in prior years, with certain Providian Corporation subsidiaries. As discussed in Note 8 - "Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of the Company," a portion of the proceeds from the issuance of the capital securities were used to repay the notes payable to Providian Corporation. On March 15, 1996, the Company repaid $45 million of notes payable outstanding to certain Providian Corporation subsidiaries. At December 31, 1996, notes payable to Providian Corporation were as follows (in thousands):

December 31                             1996
--------------------------------------------
 Subordinated 5.51% note due 1997    $ 8,000
 Subordinated 5.91% note due 1998      7,500
 Subordinated 6.19% note due 1999      7,000
 Subordinated 6.43% note due 2000     20,000
                                     -------
                                     $42,500
                                     =======

  Interest expense associated with notes to affiliates totaled $0.4 million, $3.5 million and $6.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Note 8 - Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of the Company

On February 4, 1997, the Company, through Providian Capital I, issued $160 million in mandatorily redeemable preferred securities which accumulate accrued distributions at a rate of 9.525% per year. The sole assets of Providian Capital I, the subsidiary statutory business trust that issued the capital securities (the common securities of which are wholly owned by the Company), are $164.9 million aggregate principal amount of the Company's 9.525% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Debentures") and the right to reimbursement of expenses under a related expense agreement with the Company. The Company has the right to defer payment of interest on the Debentures at any time or from time to time for a period not exceeding ten consecutive semi-annual periods with respect to each deferral period, provided that no extension period may extend beyond the Stated Maturity of the Debentures. During any such extension period, distributions on the capital securities will also be deferred and the Company's ability to pay dividends on its common stock will be restricted. The Company has the right to cause the redemption of the capital securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price is dependent on several factors including the date of the redemption, the present value of the principal and premium payable and the accumulated but unpaid distributions on the capital securities.

  In 1997, distributions totaling $13.7 million on the capital securities were included in other non-interest expense in the consolidated statement of income. The Company's obligations under the Debentures, the related junior subordinated indenture, the related trust agreement, the related expense agreement and the related guarantee, taken together, constitute a full and unconditional guarantee by the Company of the trust's obligations under the related capital securities. The proceeds from the issuance of the securities were used for retirement of the outstanding long term notes payable ($42.5 million as of December 31, 1996) and the redemption of outstanding preferred stock ($63.3 million as of December 31, 1996) held by Providian Corporation, with the remainder used for general corporate purposes.

Note 9 - Income Taxes

The components of the income tax expense are as follows (in thousands):


Year Ended December 31               1997       1996       1995
---------------------------------------------------------------
Current:
 Federal                         $ 93,509   $ 95,512   $ 80,317
 State                             21,349     13,570     12,193
                                 ------------------------------
                                  114,858    109,082     92,510
Deferred:
 Federal                            7,124    (12,082)    (9,580)
 State                             (2,143)       485     (3,519)
                                 ------------------------------
                                    4,981    (11,597)   (13,099)
                                 ------------------------------
                                 $119,839   $ 97,485   $ 79,411
                                 ==============================

  Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31                         1997     1996
-------------------------------------------------
Deferred tax liabilities:
 Deferred acquisition costs     $ 13,021  $10,260
 Gain on sale of loans            24,705       --
 Other                             7,985    1,566
                                -----------------
                                  45,711   11,826
Deferred tax assets:
 Provision for credit losses      57,160   43,325
 Deferred income                  25,449    9,324
 Long-term incentive accruals     16,390   16,192
 Other                            13,223   14,477
                                -----------------
                                 112,222   83,318
                                -----------------
Net deferred tax assets         $ 66,511  $71,492
                                =================

  The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

Percent of Pretax Income    1997   1996   1995
----------------------------------------------
Statutory Federal Rate      35.0%  35.0%  35.0%
State income taxes           4.0    3.6    2.6
Other                       (0.5)  (0.7)  (0.6)
                            ------------------
Effective Tax Rate          38.5%  37.9%  37.0%
                            ==================

  The 1997 state income taxes increased as a result of the Spinoff of the Company and changes in state tax laws.

Note 10 - Related Party Transactions

The Company had investments with Providian Corporation during 1997 and 1996. There was no outstanding investment balance at December 31, 1997. At December 31, 1996, the balance of investments with Providian Corporation which are included in cash equivalents was $14.3 million. The amount of interest earned on these investments was $0.1 million, $1.1 million and $2.4 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  The Company continues to maintain contractual agreements with Providian Corporation to provide certain limited administrative services which are on consistent terms with similar arrangements and transactions with unrelated parties.

Note 11 - Premises, Equipment and Lease Commitments

The following is a summary of premises and equipment (in thousands):

December 31                                           1997      1996
--------------------------------------------------------------------
Premises                                         $  27,711   $20,271
Equipment and furniture                             66,040    49,403
Leasehold improvements                               6,673     4,333
Land                                                 2,723     2,723
                                                 -------------------
                                                   103,147    76,730
Less accumulated depreciation and amortization      41,522    26,860
                                                 -------------------
                                                 $  61,625   $49,870
                                                 ===================

  The Company leases office space and equipment under long-term operating leases. The office lease agreements have expiration dates ranging from February 28, 1998, through December 31, 2002, with five-year renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass through of operating expenses and property taxes and totaled $14.2 million, $8.9 million and $6.9 million for the years ended December 31, 1997, 1996 and 1995, respectively.

  The Company's approximate future minimum rental payments under noncancelable operating leases are as follows (in thousands):


Year           Amount
---------------------
1998          $15,539
1999           14,413
2000           11,480
2001            8,037
2002            3,340
Thereafter      1,194
              -------
              $54,003
              =======

Note 12 - Interest Rate Risk Management Instruments

The Company's principal objective in entering into off-balance sheet interest rate risk management instruments is to manage interest rate risk related to loans, deposits and loan servicing income related to loans sold. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in the repricing characteristics of interest earning assets and interest bearing deposits and other liabilities. The goal is to maintain levels of net interest income while reducing interest rate risk and facilitating the funding needs of the Company. To achieve that objective, the Company uses a combination of interest rate risk management instruments including interest rate swaps and caps which will mature from 1998 to 2003.

  When interest rate risk management instruments are used to hedge on-balance sheet assets and liabilities, the net receipts or payments are recognized as an adjustment to interest expense. As of December 31, 1997 and 1996, the Company had $1.0 billion and $1.3 billion notional amount of interest rate swaps outstanding, respectively.

  The average effective interest rate on the Company's interest bearing liabilities after giving effect to the swaps was 5.51%, 5.60% and 5.92% for the three years ended December 31, 1997, 1996 and 1995, respectively. For the years ended December 31, 1997, 1996 and 1995, the impact to interest expense as a result of the interest rate swap agreements was a decrease of $1.3 million, $1.2 million and $0.7 million, respectively.

  When interest rate risk management instruments are used to hedge the excess servicing received from loan securitizations, the net receipts or disbursements are recognized as an adjustment to loan servicing income. Net amounts received in connection with these agreements during 1997 and 1996 were $2.1 million and $1.4 million, respectively.

  The following table summarizes the expected or contractual maturities and weighted average interest rates associated with amounts to be received or paid on interest rate swaps used to manage asset and liability interest rate exposure (dollars in thousands):

                                                        Balances maturing in:
                                Balance at   -----------------------------------------
                         December 31, 1997       1998      1999      2000   Thereafter
--------------------------------------------------------------------------------------
Pay Fixed/
Receive Variable:
 Notional Value                   $120,000   $120,000        --        --           --
 Weighted Average
  Pay Rate                            6.24%      6.24%       --        --           --
 Weighted Average
  Receive Rate*                       5.94%      5.94%       --        --           --

Receive Fixed/
Pay Variable:
 Notional Value                   $835,500   $700,000   $85,500   $10,000      $40,000
 Weighted Average
  Pay Rate*                           5.95%      5.97%     5.86%     5.81%        5.79%
 Weighted Average
  Receive Rate                        6.34%      6.13%     7.73%     6.94%        6.82%

Total Notional Value:             $955,500   $820,000   $85,500   $10,000      $40,000
 Weighted Average
  Pay Rate*                           5.98%      6.01%     5.86%     5.81%        5.79%
 Weighted Average
  Receive Rate*                       6.29%      6.11%     7.73%     6.94%        6.82%

*Variable rates are held constant for future periods at their effective rates as of their most recent reset prior to December 31, 1997.

  In addition, the Company has entered into interest rate cap agreements, the effect of which is to establish maximum interest rates on a portion of its managed funding sources. To the extent the Company has funded fixed rate receivables with variable rate deposits or debt, the interest rate caps are designed to protect net interest margin. To the extent the Company has securitized fixed rate receivables via variable rate instruments, the interest rate caps are designed to protect loan servicing income. As of

December 31, 1997 and 1996, the Company had $0.9 billion and $1.5 billion notional amount of interest rate caps outstanding, respectively. For the years ended December 31, 1997 and 1996, the Company amortized $0.6 million and $0.9 million related to interest rate cap fees paid, respectively. No interest rate cap agreement interest payments were received in 1997 or 1996.

  Following is a summary of interest rate cap agreement maturity distributions as of December 31, 1997 (dollars in thousands):


              Notional Amount    Weighted Average
Year                 Maturing         Strike Rate
-------------------------------------------------
1998                 $866,950             11.24%
1999                   50,500             11.79%
2000                      500              6.75%
Thereafter              4,250              6.75%

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. This credit risk is measured as the gross unrealized gain on the financial instruments. The Company had gross unrealized gains on interest rate swap agreements of $4.8 million and $7.5 million at December 31, 1997 and 1996, respectively. The Company has reduced credit risk in these instruments by entering into interest risk management agreements with only nationally recognized financial institutions and dealers which carry at least investment grade ratings. Also, the Company's policy is to diversify its exposure across a number of counterparties. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk. The Company does not anticipate default by any counterparties.

Note 13 - Loan Commitments

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the customer agreements. Credit card and unsecured line of credit commitments can be withdrawn by the Company at any time after 30 days notice, or without notice if permitted by law. Home equity revolving line of credit commitments generally have fixed expiration dates or other termination clauses. The unfunded commitments represent the total available lines of credit to customers. The Company has not experienced and does not anticipate that all of its customers will exercise their entire available line at any given point in time. As such, the total commitment amounts do not necessarily represent future cash requirements.

 Total unfunded commitments are as follows (in thousands):


December 31                                               1997         1996
---------------------------------------------------------------------------
Unsecured credit card and line of credit loans     $13,717,517  $11,809,113
Secured and partially secured credit card loans        254,392      119,404
Home equity revolving line of credit loans             153,270      137,692
Other                                                      393          385
                                                   ------------------------
                                                   $14,125,572  $12,066,594
                                                   ========================

Note 14 - Significant Concentration of Credit Risk

The Company is active in originating consumer loans primarily in the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and willingness to repay.

  The Company has credit risk on the unsecured credit card and line of credit loans to the extent that borrowers default on funded portions and such amounts are not recovered through collection procedures. The Company has credit risk on secured and partially secured credit cards, which require collateral in the form of a cash deposit, and home equity revolving lines of credit to the extent that the borrower defaults and the customer's outstanding balance exceeds the collateral value. The Company has no significant regional concentrations of credit risk.

Note 15 - Capital Requirements

The Company's banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Under these guidelines, an institution is required to maintain a minimum total risk-based capital ratio (total capital to risk-weighted assets) of 8%, of which 4% must be Tier 1 risk-based capital. In addition, the agencies have established guidelines prescribing a minimum leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines) of 4% to 5%, or 3% for institutions that meet certain criteria, including the requirement that they have the highest regulatory rating.

  Capital amounts and classifications are also subject to qualitative judgments by the regulators regarding components, risk weightings and other factors. Failure to meet minimum capital requirements can result in mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Since December 31, 1997, there have been no conditions or events that have changed the Company's banking subsidiaries' risk-based classifications.

  The Federal Deposit Insurance Corporation Improvement Act of 1991 requires all federal banking agencies to incorporate interest rate risk into their risk-based capital framework. During 1996, the agencies rejected a previously proposed standardized model for measuring and monitoring the level of interest rate risk. The Company does not believe that the consideration of interest rate risk will have a material adverse effect on its banking subsidiaries' ability to satisfy minimum risk-based capital requirements.

  As of December 31, 1997 and 1996, all of the Company's banking subsidiaries met the well capitalized requirements as set forth in the table below:

                                              December 31, 1997                                   December 31, 1996
                             -------------------------------------------------  ---------------------------------------------------
                                  Total             Tier 1        Tier 1             Total             Tier 1             Tier 1
                                Risk-Based        Risk-Based     Leverage         Risk-Based         Risk-Based          Leverage
                                 Capital           Capital        Ratio*            Capital            Capital            Ratio*
                             ---------------  ---------------  ---------------  ----------------  ----------------  ---------------
(Dollars in thousands)        Amount  Ratio    Amount  Ratio    Amount  Ratio    Amount   Ratio    Amount   Ratio    Amount  Ratio
-----------------------------------------------------------------------------------------------------------------------------------
First Deposit National Bank:
Actual                       $551,134 12.29%  $494,503 11.03%  $494,503 15.29%  $250,873  11.18%  $222,281   9.91%  $222,281 10.81%
Minimum capital adequacy      358,723  8.00%   179,361  4.00%   129,363  4.00%   179,446   8.00%    89,723   4.00%    61,671  4.00%
Minimum well-capitalized      448,404 10.00%   269,042  6.00%   161,703  5.00%   224,308  10.00%   134,585   6.00%   102,785  5.00%

Providian National Bank:
Actual                        195,891 16.60%   180,964 15.34%   180,964 30.04%   210,055  13.44%   190,300  12.17%   190,300 10.78%
Minimum capital adequacy       94,394  8.00%    47,197  4.00%    24,099  4.00%   125,046   8.00%    62,523   4.00%    70,624  4.00%
Minimum well-capitalized      117,993 10.00%    70,796  6.00%    30,124  5.00%   156,307  10.00%    93,784   6.00%    88,280  5.00%

Providian Bank:
Actual                         15,890 23.24%    14,942 21.86%    14,942 14.88%    16,343 218.43%    16,247 217.14%    16,247 80.68%
Minimum capital adequacy        5,469  8.00%     2,735  4.00%     4,015  4.00%       599   8.00%       299   4.00%       805  4.00%
Minimum well-capitalized        6,837 10.00%     4,102  6.00%     5,019  5.00%       748  10.00%       449   6.00%     1,007  5.00%

*Minimum capital adequacy ratio is 3.0% for the highest rated institutions

Note 16 - Shareholders' Equity

As previously mentioned in Note 8 - "Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of the Company," the Company used a portion of the proceeds from the issuance of the capital securities to redeem the cumulative preferred stock held by its former parent, Providian Corporation, which included $1.0 million in accrued dividends.

  On June 10, 1997 the Company issued an additional 95,247,609 shares of common stock to its sole shareholder, Providian Corporation. In connection with the Spinoff, the par value on the Company's common stock was restated from $1.00 to $0.01, which required the Company to reclassify amounts from additional paid in capital and retained earnings to common stock. Providian Corporation distributed to its shareholders one share of the Company's common stock for each share of Providian Corporation common stock held on the date of the Spinoff.

  During 1996, the Company redeemed all outstanding shares of special preferred stock. Subsequently, the Company adopted a restated certificate of incorporation which effected certain changes in its capital structure including the elimination of the special preferred stock and the authorized but unissued Class B common stock. In addition, the authorized number of common stock and preferred stock shares were reduced to 5,000 and 63,269 shares, respectively.

Note 17 - Pro Forma Earnings per Share (Unaudited)

Historical earnings per share are not presented because prior to June 10, 1997 all of the Company's shares of common stock were held by its former parent, Providian Corporation, and such information would not be meaningful. Pro forma earnings per share with and without dilution for the years ended December 31, 1997, 1996 and 1995 have been computed by reducing net income as reported for those periods by the pro forma adjustments as noted, and then dividing the pro forma income available to common stockholders by the pro forma weighted average number of common shares outstanding for the applicable period.

  In determining the pro forma number of common shares outstanding prior to the Spinoff, the number of shares of Providian Corporation common stock was used, since shareholders of Providian Corporation received one share of the Company's common stock for each share of Providian Corporation common stock held on the record date for the Spinoff. Included in the computation of fully diluted common shares prior to the Spinoff are Providian Corporation options which were exercised between January 1, 1997 and June 10, 1997. These options have been included because upon their exercise, they became eligible to be converted to the Company's common stock on the distribution date. For the years ended December 31, 1996 and 1995, all Providian Corporation options issued and outstanding were included in the fully diluted computations.

                                                          December 31
(In thousands, except per share data)                 1997      1996      1995
------------------------------------------------------------------------------
Net Income (as reported) (1)                      $191,461  $159,766  $135,452
Less net pro forma adjustments (2)                      --     7,252     7,923
                                                  ----------------------------
Income available to
 common stockholders                              $191,461  $152,514  $127,529
                                                  ============================
Pro forma weighted average
 shares outstanding--Basic                          94,763    93,664    95,861
Effect of dilutive securities
 Restricted stock issued--non vested                   146        --        --
 Employee stock options                                819       700       267
                                                  ----------------------------
Dilutive potential common shares                       965       700       267
                                                  ----------------------------
Pro forma adjusted weighted
 average shares and assumed
 conversions                                        95,728    94,364    96,128
                                                  ============================
Pro forma earnings per share                      $   2.02  $   1.63  $   1.33
                                                  ============================
Pro forma earnings
 per share--assuming dilution                     $   2.00  $   1.62  $   1.33
                                                  ============================

(1) For purposes of pro forma earnings per share, net income has not been adjusted for preferred stock dividends as a result of the February 1997 transaction in which the Company issued mandatorily redeemable capital securities and used the proceeds to repay borrowings under notes payable to affiliates and to redeem the preferred stock.

(2) Adjustments to net income reflect, for the periods presented, the proceeds of mandatorily redeemable capital securities, assumed to be issued as of January 1, 1995, and the repayment of borrowings and redemption of preferred stock to Providian Corporation as of the same date because both of these obligations were repaid from the proceeds of the February 4, 1997 issuance. Pro forma adjustments also include increased noninterest expenses to reflect estimated additional administrative costs associated with operation as a stand-alone, public company and a reduction in noninterest expense related to a reimbursement of certain previously recognized employee costs by Providian Corporation as part of the distribution settlement with the Company. All adjustments reflect a combined, estimated tax effect of 38%.

Note 18 - Defined Contribution 401(k)
and Retirement Plan

The Company sponsors a defined contribution 401(k) plan covering substantially all of its employees. The Company has a policy of matching contributions equal to 55% of the first 6% of compensation deferred by employees. Total expenses for the years ended December 31, 1997, 1996 and 1995 amounted to $2.3 million, $1.9 million and $1.3 million, respectively. In addition, the Company contributes additional amounts to the 401(k) plan for those employees with at least one year of employment regardless of any participation in the 401(k) plan. The Company recorded contributions of $5.4 million, $3.9 million and $3.0 million as of December 31, 1997, 1996 and 1995, respectively. The retirement contributions vest at 20% upon completing the third year of employment, increasing 20% each completed year of employment thereafter until fully vested.

Note 19 - Stock Ownership and Stock Option Plans

Subsequent to the Spinoff and the related issuance of stock options, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." For information regarding the adoption of SFAS No. 123, refer to Note 2 - "Summary of Significant Accounting Policies."

  At December 31, 1997, the Company had three stock-based compensation plans:
1997 Stock Option Plan, Stock Ownership Plan and 1997 Employee Stock Purchase Plan.

  During 1997, the Company adopted the Providian Financial Corporation 1997 Stock Option Plan (the "Option Plan") which authorizes grants of incentive and nonqualified stock options to officers, key employees and non-employee directors. Stock options granted under the Option Plan have an exercise price equal to the market value of the Company's common stock and a maximum term of ten years. In connection with the Spinoff from Providian Corporation, the Company converted Providian Corporation stock options held by employees and certain directors into 1,937,524 Providian Financial Corporation stock options ("Rollover Options"). The conversion maintained the converted options' vesting provisions, option periods and ratio of exercise price per option to market value per share. No additional compensation expense was recorded as a result of the stock option conversions. Since the Spinoff, the Company has granted 3,400,799 nonqualified stock options to employees and non-employee directors under the Option Plan.

  The Option Plan permits the issuance of options to purchase a total of 10,000,000 shares of common stock in addition to the shares issuable as a result of Rollover Options, resulting in a maximum number of 11,937,524 shares of common stock issuable in conjunction with the exercise of stock options. As of December 31, 1997, the number of common shares available for future grants under the Option Plan was 6,979,673 shares.

  In June 1997, the Company adopted the Providian Financial Corporation Stock Ownership Plan (the "Stock Ownership Plan") which provides for three forms of awards to key officers, employees and directors: nonrestricted stock, matching restricted stock and discretionary restricted stock. A maximum of 4,000,000 shares of common stock are permitted to be issued under the Stock Ownership Plan. Restricted stock is subject to forfeiture during the vesting period. Since the Spinoff from Providian Corporation, the Company has granted 304,252 shares of restricted stock and 9,020 shares of nonrestricted stock to employees and non-employee directors under the Stock Ownership Plan. The market value of the restricted stock grants was recorded as deferred compensation at the time of the grants and is being amortized over the applicable vesting periods.

  In August 1997, the Company adopted the Providian Financial Corporation 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") for eligible employees. A maximum of 1,000,000 shares of common stock are permitted to be issued under the Stock Purchase Plan. Under the Stock Purchase Plan, shares of the Company's common stock may be purchased at the end of each offering period at 85% of the lower of the fair market value on the first or the last day of such offering period. Employees may purchase shares having a value not exceeding 7% of their gross compensation during an offering period. The offering periods begin every six months, on each January 1 and July 1, and have a duration of twelve months. However, the first offering period started on October 1, 1997 and ends on June 30, 1998. The Company intends to use common stock held in treasury to provide shares for issuance under the Stock Purchase Plan.

  The following is a summary of options outstanding and exercisable at December 31, 1997:

                                Outstanding options
                   -----------------------------------------------
                                Weighted-Average         Weighted-
       Range of    Number of           Remaining           Average
Exercise Prices       Shares    Contractual Life    Exercise Price
------------------------------------------------------------------
   $11.12-24.00    1,739,940                6.91            $20.02
    24.01-38.00    3,048,568                6.72             32.16
    38.01-45.22       56,000                9.65             39.30
                   -----------------------------------------------
                   4,844,508                6.82            $27.88
                   ===============================================


                                    Exercisable options
                   -----------------------------------------------
       Range of                        Number of  Weighted-Average
Exercise Prices                           Shares    Exercise Price
------------------------------------------------------------------
   $11.12-24.00                        1,319,244            $19.64
    24.01-38.00                               --                --
    38.01-45.22                               --                --
                   -----------------------------------------------
                                       1,319,244            $19.64
                   ===============================================

 Presented below are the changes to the Company's stock options from the date of the Spinoff through December 31, 1997.

                                                             Weighted-Average
                                                    Shares     Exercise Price
-----------------------------------------------------------------------------
Rollover Options                                 1,937,524             $20.11
Granted                                          3,400,799              32.28
Exercised                                         (113,343)             20.69
Forfeited                                         (380,472)             29.70
                                                 ----------------------------
Options outstanding at December 31, 1997         4,844,508             $27.88
                                                 ============================

  The following table reflects on a pro forma basis the Company's net income and earnings per common share with and without dilution, as if compensation cost for stock options had been recorded based on the fair value at the date of grant or election under the Stock Option Plan or the Stock Purchase Plan, consistent with the provisions of SFAS No. 123. Since pro forma compensation cost relates to all periods over which the awards vest, the initial impact on pro forma net income may not be representative of compensation cost in subsequent years, when the effect of the amortization of multiple awards would be reflected.

                                                       December 31
(In thousands, except per share data)            1997      1996      1995
-------------------------------------------------------------------------
Pro forma net income (1)                     $191,461  $152,514  $127,529
Pro forma net income
 adjusted per SFAS No. 123                   $186,084  $151,173  $127,082

Pro forma net income per
 common share:
  As reported--Basic                         $   2.02  $   1.63  $   1.33
                                             ============================
  As reported--Assuming dilution             $   2.00  $   1.62  $   1.33
                                             ============================

Pro forma net income per
 common share--adjusted for
 SFAS No. 123:
  As reported--Basic                         $   1.96  $   1.61  $   1.33
                                             ============================
  As reported--Assuming dilution             $   1.95  $   1.60  $   1.32
                                             ============================

(1) See Note 17 - "Pro Forma Earnings per Share (Unaudited)" for additional information about pro forma net income.

  The fair value of the Company's options were estimated at the grant/rollover date using the Black-Scholes modeling technique with the following assumptions for the year ended December 31, 1997: risk-free weighted average interest rate of 6.21%; weighted average dividend yield of 0.99%; weighted average expected volatility of 35%; expected option life for options issued under the Stock Option Plan of 4 years; and expected life for an offering under the Stock Purchase Plan of 9 months.

  The weighted average grant date fair value of the options granted during 1997 was $10.58 per share. The exercise price of each option equals the market price of the Company's common stock on the date of grant with the exception of the Rollover Options which had an average converted exercise price of $20.11. Expiration dates ranged from June 25, 1998 to December 3, 2007 for options outstanding at December 31, 1997.

Note 20 - Fair Value of Financial Instruments

In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), the estimated fair value of the Company's financial instruments are disclosed below. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. In addition, these values do not consider the potential income taxes or other expenses that would be incurred upon an actual sale of an asset or settlement of a liability. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent or affect the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

Cash and cash equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

Federal funds sold: Federal funds sold are carried at an amount that approximates fair value.

Investment securities: Fair value is based on quoted market prices where available, or quoted market prices of comparable instruments. If not material, the carrying value of investment securities approximates fair value.

Loans receivable and loans held for securitization or sale: For variable rate loans that reprice monthly with no applicable floor and no significant change in credit risk, fair values are based on carrying value. Fair value of credit card loans and line of credit loans are estimated by discounting the estimated future cash flows adjusted for differences in loan characteristics at rates for securities backed by similar loans. Variable rate home equity line of credit loans with interest rate floors approximate carrying value plus a floor premium calculated using external market valuations. For fixed rate mortgage loans, fair values were calculated using the discounted cash flow method. Other mortgage and commercial loans are indexed to the prime rate and their carrying value approximates fair value.

Due from securitization and Interest receivable: The carrying amounts reported in the Consolidated Statements of Financial Condition approximate fair value.

Deposits: The fair values disclosed for demand deposits (money market accounts and certain savings accounts) are equal to the amount payable on demand at the reporting date (carrying amount). Fair value for fixed rate certificates of deposit and other fixed rate deposits are estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Borrowings: The carrying amounts of federal funds purchased, notes payable to banks, notes payable to affiliates and bank notes approximate fair value.

Capital Securities: The fair value of the Company's capital securities are estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Off-Balance-Sheet Instruments: Fair value for the Company's off-balance sheet instruments (interest rate swaps, interest rate caps and lending commitments) is based on valuation models, if material, using discounted cash flows (swaps); an assessment of current replacement cost (caps); and valuation models as previously described for loans receivable (lending commitments). Credit card and line of credit lending commitments were determined to have no fair value. If not material, no fair value is shown.

  The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                           December 31, 1997       December 31, 1996
                                        Carrying                 Carrying
                                          Amount   Fair Value      Amount  Fair Value
-------------------------------------------------------------------------------------
Assets
Cash and cash
 equivalents                          $  112,522   $  112,522  $   82,946  $   82,946
Federal funds sold                       114,960      114,960     172,350     172,350
Investment securities                    172,756      172,856       7,173       7,173
Loans held for
 securitization or sale                  450,233      512,655     739,706     805,921
Loans receivable                       2,815,364    3,193,248   2,835,388   3,209,290
Due from
 securitizations                         472,145      472,145     252,899     252,899
Interest receivable                       80,434       80,434      56,864      56,864

Liabilities
Deposits                               3,212,766    3,211,636   3,390,112   3,396,377
Term federal funds
 purchased                               150,000      150,000      51,000      51,000
Notes payable to banks                    82,000       82,000     115,000     115,000
Notes payable to affiliates                   --           --      42,500      42,530
Long term notes payable                       --           --      50,000      49,985
Capital Securities                       160,000      176,702          --          --

Off-Balance Sheet
Instruments
Interest rate swaps                           --        4,544          --       6,579
Interest rate caps                            --            9          --          56
Lending commitments:
Home equity line of credit loans              --           --          --         443

Note 21 - Subsequent Event

In January 1998, the Company purchased a portfolio of unsecured credit card receivables and the related accounts, records and other rights for approximately $959 million in cash. Funding for the purchase of the portfolio was provided by deposits and notes payable to banks. The Company did not and does not plan to acquire any fixed assets or employees of the seller in connection with the portfolio acquisition.

Note 22 - Providian Financial Corporation (Parent Company Only)
Statements of Financial Condition

                                                         December 31
(Dollars in thousands)                                 1997        1996
-----------------------------------------------------------------------
Assets
 Cash and cash equivalents                         $ 25,459   $  15,757
 Investment securities at cost
  (which approximates market value)                  52,175       2,175
 Loans receivable                                     1,329       4,102
 Investment in subsidiaries                         743,504     566,865
 Deferred income taxes receivable                    66,511      71,492
 Prepaid expenses and other assets                   11,250       6,178
                                                   --------------------
     Total assets                                  $900,228   $ 666,569
                                                   ====================

Liabilities and Shareholder's Equity:
Liabilities
 Due to affiliates                                 $ 23,975   $  24,713
 Notes payable to affiliates                             --      42,500
 Jr. Subordinated debentures                        164,949          --
 Income taxes payable                                39,746      39,491
 Accrued expenses and other liabilities              76,444      76,720
                                                   --------------------
     Total liabilities                              305,114     183,424

Shareholders' Equity
 Preferred Stock, 1996--cumulative
  preferred stock, nonparticipating,
  nonvoting, par value $1.00 per share--
  authorized and issued 63,269 shares                    --          63
 Common Stock, 1997--par value
  $.01 per share--authorized 400,000,000
  shares, issued 95,156,545 shares;
  1996--par value $1.00 per share,
  authorized and issued 5,000 shares                    954           5
 Additional paid-in capital                           4,217      63,706
 Retained earnings                                  599,856     419,371
 Common stock held in treasury--
   at cost: 1997--268,775 shares                     (9,913)         --
                                                   --------------------
     Total shareholders' equity                     595,114     483,145
                                                   --------------------
     Total liabilities and shareholders' equity    $900,228    $666,569
                                                   ====================

Statements of Income


                                                     Year Ended December 31
(Dollars in thousands)                            1997        1996        1995
------------------------------------------------------------------------------
Revenues:
 Dividends from subsidiaries                 $      --    $ 70,000   $  82,500
 Income on investments                           3,945       1,071       2,234
 Interest on loans                                 310         476       1,038
 Other income                                    9,551       6,249       4,350
                                             ---------------------------------
                                                13,806      77,796      90,122

Expenses:
 Salaries and employee benefits                 15,973       9,728       9,827
 Provision for credit losses                        --         (82)         --
 Interest expense                                  392       2,839       3,185
 General and administrative                     13,319      (2,919)      6,011
                                             ---------------------------------
                                                29,684       9,566      19,023
                                             ---------------------------------
     Income Before Income Taxes and
        Equity in Earnings of Subsidiaries     (15,878)     68,230      71,099
Income tax benefit                              (6,022)     (1,664)     (6,928)
Equity in undistributed earnings
 of subsidiaries                               201,317      89,872      57,425
                                             ---------------------------------
  Net Income                                 $ 191,461    $159,766   $ 135,452
                                             =================================


Statements of Cash Flows


                                                   Year Ended December 31
(Dollars in thousands)                            1997        1996        1995
------------------------------------------------------------------------------
Operating Activities
Net Income                                   $ 191,461    $159,766   $ 135,452
Adjustments to reconcile
 net income to net cash provided
 by operating activities:
  Provision for credit losses                       --         (82)         --
  Equity in undistributed
    earnings of subsidiaries                  (201,317)    (89,872)    (57,425)
  Increase in other assets                        (451)     (1,478)       (878)
  (Decrease) increase in accrued
    expenses and other liabilities                (276)      7,811      12,587
  Decrease (increase) in deferred
    income taxes receivable                      4,981     (11,597)    (13,099)
  Increase in taxes payable
    to shareholder                               2,428      17,566      14,636
  (Due to) due from affiliates                    (738)      1,746      66,605
                                             ---------------------------------
     Net Cash (Used)/Provided
      by Operating Activities                   (3,912)     83,860     157,878
                                             ---------------------------------

Investing Activities
Purchases of investment securities             (58,000)     (2,175)         --
Proceeds from sales/maturities
 of investment securities                        8,000          --          --
Net decrease (increase) in
 investment in subsidiaries                     24,678     (55,500)    (65,995)
                                             ---------------------------------
     Net Cash Used for
      Investing Activities                     (25,322)    (57,675)    (65,995)
                                             ---------------------------------

Financing Activities
 Net decrease in note
  payable to affiliates                        (42,500)     (8,300)     (4,000)
 Redemption of preferred stock                 (63,269)     (1,290)         --
 Reimbursement relating to
  conversion of stock options                    6,846          --          --
 Proceeds from exercise
  of stock options                               1,781          --          --
 Purchase of common stock
  for treasury                                 (18,345)         --          --
 Proceeds from the issuance of
  junior subordinated debentures               164,949          --          --
 Dividends paid to shareholders                (10,526)    (24,587)   (112,297)
                                             ---------------------------------
     Net Cash Provided/(Used)
      by Financing Activities                   38,936     (34,177)   (116,297)
                                             ---------------------------------
  Net Increase (Decrease) in
    Cash and Cash Equivalents                    9,702      (7,992)    (24,414)
Cash and cash equivalents at
 beginning of year                              15,757      23,749      48,163
                                             ---------------------------------
     Cash and Cash Equivalents
      at End of Year                         $  25,459    $ 15,757   $  23,749
                                             =================================

Quarterly Data (unaudited)
Summary of Consolidated Quarterly Financial Information


(Dollars in thousands, except per share data)                March 31     June 30  September 30  December 31
------------------------------------------------------------------------------------------------------------
1997
Interest income                                              $152,171    $139,699      $142,679     $147,944
Interest expense                                               50,098      44,321        44,248       44,443
Net interest income                                           102,073      95,378        98,431      103,501
Provision for credit losses                                    33,802      38,950        43,071       33,445
Non-interest income                                           132,997     135,082       179,402      187,151
Non-interest expense                                          132,787     119,128       155,801      165,731
Income before income taxes                                     68,481      72,382        78,961       91,476
Net income                                                     43,162      45,724        48,564       54,011
Basic earnings per share (1)                                     0.46        0.48          0.51         0.57
Earnings per share--assuming dilution (1)                        0.46        0.48          0.50         0.56
Weighted average common shares outstanding--basic (000) (1)    94,164      94,991        95,047       94,883
Weighted average shares and assumed conversions (000) (1)      94,558      95,371        96,059       96,134

1996 (Pro forma)
Interest income                                              $135,694    $141,316      $147,875     $159,297
Interest expense                                               48,370      52,751        49,148       52,462
Net interest income                                            87,324      88,565        98,727      106,835
Provision for credit losses                                    28,351      23,831        37,510       36,887
Non-interest income                                            93,225      92,781       111,584      126,229
Non-interest expense                                           98,250      97,698       111,491      125,697
Income before income taxes                                     53,948      59,817        61,310       70,480
Net income                                                     33,595      37,071        38,104       43,744
Basic earnings per share                                         0.36        0.40          0.41         0.46
Earnings per share--assuming dilution                            0.36        0.39          0.41         0.46
Weighted average common shares outstanding--basic (000)        93,890      93,489        93,571       93,705
Weighted average shares and assumed conversions (000)          94,502      94,096        94,040       94,578

(1) Earnings per share for the three months ended March 31, 1997 and June 30, 1997 are presented on a pro forma basis.

Common Stock Price Ranges and Dividends (unaudited)

                                                            Dividends
                                                         Declared per
                                  High       Low         Common Share
---------------------------------------------------------------------
1997
First Quarter                     N/A          N/A          N/A
Second Quarter (1)                $33  9/16    $30          $  --
Third Quarter                      39 11/16     31 1/16      0.05
Fourth Quarter                     46  1/16     36 5/16      0.05

(1) From June 10, 1997 Spinoff date through June 30, 1997.

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "PVN." There were 9,141 common stockholders of record as of February 27, 1998.