Form 10-K, Exhibit 13
period 1998-12-31
PROVIDIAN FINANCIAL CORP
filed 1999-03-31
CIK 1035713

                                                                      EXHIBIT 13

                            SELECTED financial data

YEAR ENDED DECEMBER 31,
(dollars in thousands)                1998         1997         1996         1995         1994
                                  ---------------------------------------------------------------
                                                       INCOME STATEMENT DATA

Interest income                   $   842,579   $  582,493   $  584,182   $  470,513   $  338,747
Interest expense                      247,266      183,110      189,569      157,883      101,613
                                  ---------------------------------------------------------------
     Net Interest Income              595,313      399,383      394,613      312,630      237,134
Provision for credit losses           545,929      149,268      126,579       79,917       50,313
Non-interest income                 1,266,179      634,632      423,819      344,805      274,252
Non-interest expense                  825,000      573,447      434,602      362,655      285,870
                                  ---------------------------------------------------------------
     Income Before Income Taxes       490,563      311,300      257,251      214,863      175,203
Income tax expense                    194,117      119,839       97,485       79,411       65,084
                                  ---------------------------------------------------------------
     Net Income                   $   296,446   $  191,461   $  159,766   $  135,452   $  110,119
                                  ===============================================================
Cash dividends declared
     per common share/(1)/(8)/    $      0.15   $     0.07           --           --           --
                                  ===============================================================
Earnings per share--
     assuming dilution/(2)/(8)/   $      2.04   $     1.33   $     1.08   $     0.89          N/A
                                  ===============================================================

                                               STATEMENT OF FINANCIAL CONDITION DATA
Loans held for
 securitization or sale           $        --   $  450,233   $  739,706   $  123,330   $       --
Loans receivable/(3)/               5,741,106    2,960,676    2,949,928    3,020,174    2,329,518
Allowance for credit losses          (451,245)    (145,312)    (114,540)     (93,429)     (76,218)
Total assets                        7,231,215    4,449,413    4,351,742    3,620,893    2,669,867

Deposits                            4,672,298    3,212,766    3,390,112    2,157,765    1,680,450
Borrowings                            872,257      232,000      258,500      942,680      532,800
Equity                                803,187      595,114      483,144      349,255      326,100

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

SELECTED FINANCIAL DATA,
 CONTINUED
(dollars in thousands)                1998         1997         1996         1995         1994
                                         MANAGED FINANCIAL DATA
Credit cards and line of
 credit loans                     $12,138,380   $8,838,607   $8,348,252   $5,906,469   $4,225,302
Home loans                          1,106,568    1,063,446      951,382      722,878      472,858
                                  ---------------------------------------------------------------
     Total consumer loans         $13,244,948   $9,902,053   $9,299,634   $6,629,347   $4,698,160
                                  ===============================================================

Securitized loans                 $ 7,503,842   $6,491,144   $5,610,000   $3,485,843   $2,368,642
Managed revenue                     2,373,012    1,507,223    1,093,610      817,710      637,330

                                            KEY STATISTICS

Total accounts (000s) at year-end       7,904        4,617        3,849        2,815        2,239
Managed net interest margin/(4)/        11.80%       11.23%       10.89%       11.80%       12.79%
Managed delinquency ratio/(5)/           5.33%        4.22%        4.36%        3.34%        3.03%
Managed loan net credit loss
  ratio/(6)/                             7.58%        6.32%        4.82%        3.95%        4.21%

Net income to average managed
  assets/(7)/                            2.30%        1.81%        1.91%        2.24%        2.28%
Net income to average equity            42.76%       36.79%       38.43%       38.85%       35.10%
Average equity to average managed
  assets                                 5.50%        5.29%        4.98%        5.75%        6.49%

/(1)/ On June 10, 1997, Providian Financial Corporation began operations as a separate stand-alone entity. Prior to that date it operated as a wholly owned subsidiary of Providian Corporation. Cash dividends declared during 1997 represent cash dividends paid to common shareholders subsequent to June 10, 1997.

/(2)/ Earnings per share--assuming dilution for the years prior to 1998 are pro forma and have been computed by reducing net income as reported by pro forma adjustments to arrive at pro forma net income available to common shareholders and then dividing this number by the pro forma weighted average number of common shares outstanding. See Notes to Consolidated Financial Statements included elsewhere in this document.

/(3)/ Includes all consumer credit products, including unsecured, secured, and partially secured credit cards, unsecured revolving lines of credit, and home loans.

/(4)/ Reflects total interest accrued on managed consumer loans, less the Company's actual cost of funds, costs associated with securitizations, including investor interest, amortization of fees, and accretion of discounts, as a percentage of average managed consumer loans.

/(5)/ Reflects delinquencies, i.e., consumer loans which are 30 days or more past due, at period end, as a percentage of managed consumer loans at period end.

/(6)/ Represents principal amounts charged off, less recoveries, as a percentage of average managed consumer loans during the period; fraud losses are not included.

/(7)/ Average managed assets includes total managed assets of the Company, including all consumer loan portfolios.

/(8)/ All common share and per common share data have been retroactively adjusted to reflect the three-for-two stock split in the form of a stock dividend in December 1998.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                 MANAGEMENT'S discussion and analysis of
              Financial Condition and Results of Operations

This discussion is intended to further the reader's understanding of the consolidated financial condition and results of operations of Providian Financial Corporation (the "Company"). It should be read in conjunction with the Company's historical financial statements included elsewhere herein and the data set forth under "Selected Financial Data." In June 1997, Providian Corporation distributed one share of Providian Financial Corporation common stock for each share of Providian Corporation common stock held by Providian Corporation's stockholders of record (the "spin-off"). Prior to the spin-off, the Company operated as a separate business unit of Providian Corporation, and the discussion of comparative financial results which includes the twelve months ended December 31, 1997 and 1996 is based on the historical financial information of the Company as a business unit of its former parent. The historical financial statements of the Company prior to the spin-off may not be indicative of the Company's future performance, nor do they necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate stand-alone entity during the periods covered. Certain prior year amounts included in the tables herein have been reclassified to conform to the 1998 presentation.

                          FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Forward-looking statements include expressions of "belief," "anticipation," or "expectations" of management, statements as to industry trends or future results of operations of the Company, and other statements which are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition, delinquencies, credit losses, vendor relationships, funding costs and availability, general economic conditions, government policy and regulations, risks related to growth, product development, acquisitions and operations, and Year 2000 readiness. These and other risks and uncertainties are described in detail in the Company's 1998 Annual Report on Form 10-K under the heading "Cautionary Statements." Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statements.

                                    GENERAL

The Company is a leading provider of consumer lending products, including credit cards, revolving lines of credit, home loans, secured credit cards, and fee-based products. In addition, the Company offers various deposit products. The Company offers its products primarily through its banking subsidiaries, Providian National Bank, a national bank, and Providian Bank, a Utah industrial loan corporation. The Company's products are offered to a broad spectrum of consumers. Credit card products range from gold and platinum cards with high credit lines to lower line classic and secured cards designed for consumers underserved by traditional financial institutions. The primary factors affecting the profitability of the Company's consumer lending business are growth in the number of customer accounts and outstanding loan balances, net interest spread on loans, fee revenue, credit usage, credit quality (delinquencies and credit losses), level of solicitation and marketing expenses, and account servicing efficiency.

     The Company generates revenue through finance charges assessed on outstanding loan receivables, through fees paid by customers related to loan activity (late, overlimit, cash advance, processing, and membership fees) and from the sale of proprietary fee-based products (currently consisting of Credit Protection, Home Protection, Providian Health Advantage, DrivePro, and PricePro /(1)/). Interchange fees related to credit card products are received from bankcard associations based on customer purchase activity. In addition, the Company earns interest revenue on its investments held for liquidity purposes.

/(1)/ Home Protection, Providian Health Advantage, DrivePro, and PricePro are registered service marks of Providian Financial.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

[GRAPH OF
RETURN ON
ASSETS]

     The Company's primary expenses are the costs of funding assets, credit losses, operating expenses, including salaries and employee benefits, solicitation costs, data processing and communication costs, and income taxes. Account solicitation costs (such as printing, postage, and credit bureau costs) are incurred and expensed in advance of successful account acquisitions while the revenue associated with the accounts is earned over the life of the acquired account. In accordance with generally accepted accounting principles ("GAAP"), only the direct, nonsolicitation costs associated with successful account acquisition efforts are capitalized, offset against up-front processing fees and amortized over the life of the related account (a maximum of one year for credit cards). As a result, the majority of account acquisition related costs are expensed as incurred.

     The Company's return on average assets has steadily improved over the past three years, increasing to 5.10% in 1998. The Company's market focus is to seek out profitable consumer segments and apply its risk adjusted, return driven approach to targeting and pricing. The Company believes this strategy is responsible for its continued overall superior financial performance.

     During 1998, the Company completed purchases of three credit card portfolios that added approximately 1.7 million accounts to the Company's customer base. The Company's acquisition strategy is to pursue potential acquisitions on an opportunistic basis and to apply its return driven approach to the acquired customer accounts. In determining the price to be paid for a particular acquisition, the Company takes into account expected future losses on the acquired portfolio, which, in the case of the acquisitions made during 1998, are expected to be generally higher than those on loans originated by the Company.

     The Company has received conditional approval to open a London-based international branch of one of its banking subsidiaries from the Financial Services Authority of the United Kingdom and the Board of Governors of the Federal Reserve System, for the purpose of making consumer loans in the United Kingdom. The Company expects to begin originating loans in the United Kingdom in the first half of 1999.
                                                                 [GRAPH OF
                                                                  RETURN ON
                                                                  EQUITY]

        The Company continued to strengthen its balance sheet in 1998 with improved profitability, combined with a high level of capital retention, and was able to increase its return on equity to 42.76% in 1998 from 36.79% in 1997.

     On September 14, 1998, the Company's Board of Directors approved a three-for-two split of the Company's common stock, in the form of a stock dividend issued on December 15, 1998 to shareholders of record as of December 1, 1998. Accordingly, all common share and per common share data in the following discussion includes the effect of the Company's stock split.

                               EARNINGS SUMMARY

The following discussion provides a summary of 1998 results compared to 1997 results and 1997 results compared to 1996 results. Each component of the results is discussed in further detail in subsequent sections of this analysis.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997   Net
income for the year ended December 31, 1998 was $296.4 million, representing an increase of 55% over net income of $191.5 million for the year ended December 31, 1997. This increase was primarily attributable to strong growth in fee revenue through increased penetration rates for sales of fee-based products to the Company's existing customer base as well as the introduction of new product configurations. In addition, the Company continued to increase its earning assets and strengthen net interest margins while relying less on low introductory rates to attract customers. Managed loans, which include on-balance sheet and securitized loans, increased by $3.3 billion, or 34%. This growth was achieved through strategic acquisitions of credit card portfolios combined with increases in the Company's loan originations (particularly loans made under lower line
[GRAPH OF
NET INCOME]

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

credit card products) and activation of existing customer accounts ("core accounts"). The Company continues to evaluate acquisitions on an opportunistic basis as competitors exit the credit card market. While this environment may provide many opportunities, the focus of the Company's acquisition strategy will continue to be its return driven approach.

     Repricing programs implemented in 1997 to manage for risk adjusted return (see "--Risk Adjusted Revenue and Return") continued to contribute to the Company's managed net interest margin on loans, which increased to 11.80% in 1998 from 11.23% in 1997. The managed net credit loss rate increased to 7.58% in 1998 from 6.32% in 1997, reflecting higher credit loss rates on acquired portfolios. Core account credit quality and delinquency trends were generally stable during 1998, with the managed net credit loss rate, excluding acquired portfolios, remaining virtually unchanged at 6.33% compared to 6.32% in 1997. Non-interest income represented 43% of managed revenue in 1998, up from 31% in 1997. The dollar contribution to managed revenue from non-interest income doubled compared to 1997, to $1.0 billion, resulting from increased sales of fee-based products and increased revenue from credit card fees, including annual membership, processing, cash advance, late, and overlimit fees. The Company reinvested a portion of the increased managed revenue to strengthen loan loss reserves, increase marketing investment, and build infrastructure, such as expanding the employee base and product support systems. Non-interest expense increased $251.1 million during 1998 to $825 million, due to the expenses associated with servicing a greater number of customers and increased marketing activity.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996   Net
income for the year ended December 31, 1997 was $191.5 million, representing an increase of 20% over the $159.8 million in net income for the year ended December 31, 1996. This increase was attributable to 40% growth in managed revenue (managed net interest income plus managed fee income) driven by managed loan growth, a widening net interest margin and strong fee-based revenues. Managed loans increased by $602 million, or 6%, despite increased competition for balances and declining customer loyalty across the industry, with 65% of the growth coming from secured and partially secured credit card loans, 19% from home loans, and 16% from unsecured credit card loans.

     In managing for risk adjusted return, the Company implemented certain repricing programs in 1997 to offset a rise in credit losses experienced industrywide. These programs were reflected in the managed net interest margin on loans, which increased to 11.23% in 1997 from 10.89% in 1996. The managed net credit loss rate increased to 6.32% in 1997 from 4.82% in 1996. Non-interest income made up 31% of managed revenue in 1997, up from 21% in 1996. The dollar contribution to managed revenue from non-interest income doubled compared to 1996, to $459.7 million, resulting from increased sales of fee-based products, increased revenue from credit card fees, including annual membership, processing, cash advance, late, and overlimit fees, and the impact of adopting Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Company reinvested a portion of the increased managed revenue to strengthen loan loss reserves, increase marketing investment, and build infrastructure. Non-interest expense increased $138.8 million during 1997 to $573.4 million, reflecting customer account growth and the addition of a new marketing channel.

       MANAGED CONSUMER LOAN PORTFOLIO AND THE IMPACT OF SECURITIZATION

Since 1989, the Company has securitized unsecured credit cards, revolving lines of credit, and, since 1996, home equity lines of credit. During 1998, the Company securitized secured and partially secured credit card receivables for the first time. For additional discussion of the Company's securitization activities, see "--Funding and Liquidity." Securitized assets are not considered assets of the Company and therefore are not shown on the statement of financial condition. It is, however, the Company's practice to analyze its financial performance on a managed loan portfolio basis. In order to do so, the Company's income statement and statement of financial condition are adjusted to add back the effect of securitizations. The following table summarizes the Company's managed loan portfolio:

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                    1998         1997         1996
                                                      -------------------------------------
                                     YEAR-END BALANCES
On-balance sheet consumer loans                       $ 5,741,106   $3,410,909   $3,689,634
Securitized consumer loans                              7,503,842    6,491,144    5,610,000
                                                      -------------------------------------
     Total managed consumer loan portfolio            $13,244,948   $9,902,053   $9,299,634
                                                      =====================================


                                      AVERAGE BALANCES
On-balance sheet consumer loans                       $ 4,621,709   $3,173,231   $3,522,307
Securitized consumer loans                              6,821,800    6,192,243    4,381,720
                                                      -------------------------------------
     Total average managed consumer loan portfolio    $11,443,509   $9,365,474   $7,904,027
                                                      =====================================

                                  OPERATING DATA AND RATIOS
Reported:
     Average earning assets                           $ 5,237,785   $3,632,200   $3,708,322
     Return on average assets                                5.10%        4.57%        4.02%
     Net interest margin/(1)/                               11.37%       11.00%       10.64%

Managed:
     Average earning assets                           $12,059,585   $9,824,443   $8,152,986
     Return on average assets                                2.30%        1.81%        1.91%
     Net interest margin/(1)/                               11.29%       10.66%       10.43%

/(1)/ Net interest margin is equal to net interest income divided by average earning assets.

Financial Statement Impact   Securitizations are treated as sales under GAAP.
As a result, the securitized loans are removed from the balance sheet in exchange for cash proceeds.

     In June 1996, the Financial Accounting Standards Board issued SFAS No. 125, which provided new accounting and reporting standards for securitizations and similar transactions, effective January 1, 1997. Under SFAS No. 125, the Company, at the time it enters into a securitization, recognizes an "interest-only strip receivable" asset, available for sale, equal to the present value of the projected excess servicing income related to the securitized loans. During the revolving period of a securitization, an additional interest-only strip receivable is recognized each month, as additional receivables are transferred to investors in respect of their share of principal collections and losses on previously securitized loans.

     The Company services the accounts underlying the securitized loans and earns a monthly servicing fee, which is generally offset by the servicing costs incurred by the Company. Accordingly, servicing assets have not been recognized in connection with the Company's securitizations. The finance charge and fee revenue generated by the securitized loans in excess of interest paid to investors, related credit losses, servicing fees, credit enhancement costs, and other transaction expenses is referred to as "excess servicing income." Revenue resulting from excess servicing income is recognized each month first as a reduction of the interest-only strip receivable and then, to the extent the amount received exceeds the related component of the interest-only strip receivable (which was recorded at present value), as loan servicing income.

     The effect of SFAS No. 125 accounting treatment is to reduce net interest income and the provision for credit losses, and to increase non-interest income, on the Company's statement of income. For the years ended December 31, 1998, 1997, and 1996, SFAS No. 125 accounting treatment had the effect of: reducing net interest income by $767 million, $648 million, and $469 million; reducing the provision for credit losses by $512 million, $473 million, and $275 million; and increasing non-interest income by $255 million, $175 million, and $194 million. Because credit losses on the securitized loans are reflected as a reduction in loan servicing income rather than a reduction of reserves for credit losses, the Company's provision for credit losses is lower than would be the case had such loans not been securitized.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

     When loans are securitized, the Company retains a "seller's interest" generally equal to the total amount of the pool of assets included in the securitization less the investors' portion of those assets. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, and credit losses, the amount of the seller's interest will vary. The seller's interest is classified on the Company's statement of financial condition as loans receivable at par less associated allowance for credit losses. Periodically, the Company may elect to transfer new loan receivables into a securitized pool in order to maintain the seller's interest above an agreed-upon minimum balance.

Cash Flow Impact   Upon entering into a securitization, the Company receives
cash proceeds from investors net of underwriting or placement fees. The Company generally uses these proceeds to pay down on-balance sheet liabilities such as certificates of deposit or bank borrowings or to invest in short-term liquid investments. The investors' share of finance charge and fee collections generated by the securitized loans is distributed each month to pay interest to investors, related credit losses, servicing fees, credit enhancement costs, and other transaction expenses. Any finance charge and fee cash flow remaining after such payments is treated as excess servicing income and is generally retained by or remitted back to the Company. During the revolving period of a securitization, the Company generally retains principal collections in exchange for the transfer of additional loan receivables into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a specified amount each month) is either distributed each month to the investors or held in an account until it accumulates to the total invested amount, at which time it is paid to the investors in a lump sum.

                       RISK ADJUSTED REVENUE AND RETURN

The Company has developed targeting and credit risk models designed to identify qualified consumers who fit the Company's risk parameters. The Company offers various configurations of credit and related products with multiple pricing options to optimize the risk/return trade-off. Unsecured, secured, and partially secured credit card loans and home loans are offered to customer segments under separate underwriting criteria. Customer finance charge rates are sometimes adjusted after the account is opened to reflect changes in the credit environment, and many accounts include performance-based pricing terms pursuant to which the rates may increase if the customer fails to comply with the terms of the account agreement.
                                                              [GRAPH OF
                                                               RISK ADJUSTED
                                                               REVENUE]

     One measure of product profitability that incorporates revenue and the most significant costs inherent in consumer loan risk analysis is risk adjusted revenue, which is net interest income plus fee income less net credit losses. The Company uses risk adjusted revenue as a measure of loan portfolio profitability, consistent with its goal of matching the revenue base of customer accounts with the risk undertaken. Risk adjusted revenue may also be expressed as a percentage of average consumer loans, in which case it is referred to as risk adjusted return.

     Managed risk adjusted revenue and return for the year ended December 31, 1998 were $1,493.8 million and 13.06%, compared to $919.7 million and 9.82% for the year ended December 31, 1997. The increase during 1998 is a result of increased yields on portfolios priced to address customer risk, declining use of introductory rates on new accounts, and higher fee revenue per customer. The increase was partially offset by an increase in managed net credit losses, which were 7.58% for the year ended December 31, 1998, compared to 6.32% for the previous year, reflecting higher credit loss rates on acquired portfolios.

                                                              [GRAPH OF
                                                               RISK ADJUSTED
                                                               RETURN]

     Managed risk adjusted revenue and return for the year ended December 31, 1997 were $919.7 million and 9.82%, compared to $709.6 million and 8.98% for the year ended December 31, 1996. The increase during 1997 reflected an increase in managed consumer loans, in particular secured and partially secured credit card loans, which have a greater

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT
percentage of fee revenue than unsecured credit card loans. The increase in risk adjusted revenue was partially offset by an increase in managed net credit losses, which were 6.32% for the year ended December 31, 1997, compared to 4.82% for the previous year, consistent with consumer finance industry trends.

     The components of risk adjusted revenue are discussed in more detail in subsequent sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

                        NET INTEREST INCOME AND MARGIN

Net interest income is interest earned from loan portfolios less interest expense on deposits and borrowings used to fund the loans.

     Managed net interest income for the year ended December 31, 1998 was $1,361.9 million, compared to $1,047.5 million for the same period in 1997, an increase of $314.4 million or 30%. Managed net interest margin on average managed loans increased to 11.80% for the year ended December 31, 1998, from 11.23% for the year ended December 31, 1997. The increase in managed net interest income and margin reflects an increase in average managed loans, which increased approximately $2.1 billion, combined with higher finance charge yields related to an increase in the number of accounts for lower line credit card products, which generate higher overall finance charge rates and fee income, consistent with the Company's risk adjusted approach to pricing.

[GRAPH OF
NET INTEREST
MARGIN]

     Managed net interest income for the year ended December 31, 1997 was $1,047.5 million, compared to $863.9 million for the same period in 1996, an increase of $183.6 million or 21.3%. Managed net interest margin on average managed loans increased to 11.23% for the year ended December 31, 1997, from 10.89% for the year ended December 31, 1996. The increase in managed net interest income and margin reflected an increase in average managed loans, which increased approximately $1.5 billion, combined with slightly higher finance charge yields. The average yield on consumer loans was affected by a decline in average introductory rate outstandings during 1997, combined with repricing programs implemented throughout the year which increased average yields on selected portfolio segments.

     The Company offers both variable rate and fixed rate consumer loan products and maintains both fixed rate and variable rate funding sources. See "-- Asset/Liability Risk Management" for a discussion of the Company's interest rate risk management strategy.

      STATEMENT OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

The following table provides an analysis of interest income, interest expense, net interest spread, and average balances for the years ended December 31, 1998, 1997, and 1996. Interest income and interest expense margins are presented as a percentage of average earning assets, which include interest-earning consumer loan portfolios and investments held for liquidity purposes.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

YEAR ENDED DECEMBER 31,
(dollars in thousands)                      1998                             1997                             1996
                              ------------------------------------------------------------------------------------------------
                                AVERAGE    INCOME/    YIELD/    AVERAGE    INCOME/    YIELD/    AVERAGE     INCOME/    YIELD/
                                BALANCE    EXPENSE     RATE     BALANCE    EXPENSE     RATE     BALANCE     EXPENSE     RATE
                              -------------------------------  ------------------------------  -------------------------------
                                                              ASSETS
Interest-earning assets
     Consumer loans           $4,621,709   $807,824   17.48%   $3,173,231   $556,918   17.55%   $3,522,307   $574,335   16.31%
     Interest-earning cash        43,493      2,262    5.20%       88,048      4,812    5.47%       37,269      2,332    6.26%
     Federal funds sold          264,669     14,071    5.32%      239,267     13,170    5.50%       90,013      4,455    4.95%
     Investment securities       307,914     18,422    5.98%      131,654      7,593    5.77%       58,733      3,060    5.21%
                              ------------------------------------------------------------------------------------------------
Total interest-earning assets  5,237,785   $842,579   16.09%    3,632,200   $582,493   16.04%    3,708,322   $584,182   15.75%

Allowance for loan losses       (327,689)                        (131,602)                        (104,242)
Other assets                     897,403                          685,370                          366,789
                              ----------                       ----------                       ----------
Total assets                  $5,807,499                       $4,185,968                       $3,970,869
                              ==========                       ==========                       ==========

                                                      LIABILITIES AND EQUITY

Interest-bearing liabilities
     Deposits                 $3,736,523   $204,335    5.47%   $3,014,087   $164,252    5.45%   $2,590,038   $140,361    5.42%
     Borrowings                  712,478     42,931    6.03%      310,017     18,858    6.08%      795,172     49,208    6.19%
                              ------------------------------------------------------------------------------------------------
Total interest-bearing
   liabilities                 4,449,001   $247,266    5.56%    3,324,104   $183,110    5.51%    3,385,210   $189,569    5.60%

Other liabilities                505,167                          196,182                          169,948
                              ----------                       ----------                       ----------
Total liabilities              4,954,168                        3,520,286                        3,555,158

Capital Securities               160,000                          145,096                               --

Equity                           693,331                          520,586                          415,711
                              ----------                       ----------                       ----------
Total liabilities and equity  $5,807,499                       $4,185,968                       $3,970,869
                              ==========                       ==========                       ==========

Net interest spread                                   10.53%                           10.53%                           10.15%
                                                      ======                           ======                           ======
Interest income to average
  interest-earning assets                             16.09%                           16.04%                           15.75%
Interest expense to average
  interest-earning assets                              4.72%                            5.04%                            5.11%
                                                      ------                           ------                           ------
Net interest margins                                  11.37%                           11.00%                           10.64%
                                                      ======                           ======                           ======

                  INTEREST VOLUME AND RATE VARIANCE ANALYSIS

Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities. Net interest income is also affected by changes in the volume of interest-earning assets and interest-bearing liabilities. The following table sets forth the dollar amount of the increase (decrease) in interest income and interest expense resulting from changes in volume and rates:

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT


YEAR ENDED DECEMBER 31,
(dollars in thousands)                       1998 vs. 1997                             1997 vs. 1996
                           ---------------------------------------------------------------------------------------
                                                  CHANGE DUE TO/(1)/                          CHANGE DUE TO/(1)/
                                INCREASE        ----------------------       INCREASE       ----------------------
                               (DECREASE)        VOLUME         RATE        (DECREASE)       VOLUME         RATE
                           ---------------------------------------------------------------------------------------
                                         INTEREST INCOME

Consumer loans                  $250,906        $253,136      $(2,230)       $(17,417)      $(59,288)     $41,871
Federal funds sold                   901           1,347         (446)          8,715          8,168          547
Other securities                   8,279           8,220           59           7,013          6,980           33
                           ---------------------------------------------------------------------------------------
Total interest income            260,086         262,703       (2,617)         (1,689)       (44,140)      42,451

                                         INTEREST EXPENSE

Deposits                          40,083          40,666         (583)         23,891         23,110          781
Borrowings                        24,073          23,921          152         (30,350)       (29,491)        (859)
                           ---------------------------------------------------------------------------------------
Total interest expense            64,156          64,587         (431)         (6,459)        (6,381)         (78)
                           ---------------------------------------------------------------------------------------
Net interest income             $195,930        $198,116      $(2,186)       $  4,770       $(37,759)     $42,529
                           =======================================================================================

/(1)/ The changes due to both volume and rates have been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in interest income and expense are calculated independently for each line in the schedule.

                              NON-INTEREST INCOME
[GRAPH OF
NON-INTEREST
INCOME]

Non-interest income, which consists primarily of loan servicing income and credit product fee income, represented approximately 60% and 52% of gross on-balance sheet revenues for the years ended December 31, 1998 and 1997. Total non-interest income increased 99.5%, or $631.5 million, to $1,266.2 million in 1998 over 1997. This increase is attributable to increased credit product fee income realized from proprietary fee-based products, increased late, overlimit, membership, and processing fees, and higher average securitized loan balances.

     In 1997, total non-interest income increased 49.7%, or $210.8 million, to $634.6 million, over 1996. This increase was primarily attributable to higher average securitized loan balances, the effects of the adoption of SFAS No. 125, increased credit product fee income from proprietary fee-based products, and increased late and overlimit fees.

Servicing and Securitization Income   Servicing and securitization income
relates directly to securitized loans. It includes a servicing fee, which essentially offsets the Company's cost of servicing the securitized loans, excess servicing income and gains or losses under SFAS No. 125 (see "--Managed Consumer Loan Portfolio and the Impact of Securitization"). To the extent subsequent cash flows for excess servicing income exceed the projected amounts, which were recorded at present value under SFAS No. 125, the Company will recognize additional loan servicing income during the period in which the servicing is provided.

     The Company has issued $12.6 billion in public and private asset-backed securities since 1989 and has increased the use of securitization as a funding source as the amount of total managed loans has increased. As of December 31, 1998, securitizations outstanding provided $7.4 billion in funding, representing 53% of total managed funding, compared with $6.8 billion, or 62%, as of December 31, 1997 and $5.6 billion, or 58%, as of December 31, 1996. The decrease in securitizations outstanding as a percentage of total managed funding as of December 31, 1998 was due to the following events during 1998: significant portfolio acquisitions; fewer securitizations during the third and fourth quarters due to unfavorable market conditions; growth in loans made under lower line credit card products; and an increase in the Company's levels of deposit funding. A more detailed discussion of the Company's securitization activities is set forth under "--Funding and Liquidity."

     Because excess servicing income on securitized loans essentially represents a recharacterization of net interest income less the provision for loan losses and servicing expense, excess servicing income will vary based upon the

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

same factors. Thus, changes in net credit losses (see "--Asset Quality, Net Credit Losses") and changes in interest rates (to the extent that the receivables and interest payable to investors are based upon floating rates) will cause excess servicing income to vary (see "--Asset/Liability Risk Management").

     For the year ended December 31, 1998, loan servicing income increased $156.9 million from the prior year, to $559.3 million. This increase reflects higher overall finance charge and fee revenue on securitized loans and higher average securitized loan receivables, partially offset by increased net credit losses and a year over year reduction of the gain on sale upon transfer of assets recognized pursuant to SFAS No. 125. For the year ended December 31, 1997, loan servicing income increased $109.7 million from the prior year, to $402.4 million. This increase reflected an increase in average securitized loan receivables, partially offset by an increase in net credit losses and the impact of the adoption of SFAS No. 125. See "--Managed Consumer Loan Portfolio and the Impact of Securitization."

Credit Product Fee Income   Credit product fee income includes late and
overlimit charges, cash advance fees, membership and processing fees, revenues from proprietary fee-based products, and interchange activity. Fee revenue realized from securitized loans is not included in credit product fee income but is instead recorded as part of loan servicing income. For the years ended December 31, 1998, 1997, and 1996, credit product fee income was $703.5 million, $230.8 million, and $123.7 million, reflecting increased volume in fee revenue associated with asset and account growth and increases in fee rates. While the Company anticipates significant growth in credit product fee income in 1999, there can be no assurance that the historic rate of growth reflected in the Company's 1998 results will continue.

     The Company markets a number of proprietary fee-based services that complement our credit products. For the years ended December 31, 1998, 1997, and 1996, proprietary fee-based product revenue totaled $165.8 million, $59.3 million, and $24.8 million, reflecting increased penetration rates for sales to the Company's customer base. Proprietary fee-based product revenue is recognized ratably over the term of the product, beginning after the end of the free or money-back guarantee period, if any. Late and overlimit fees totaled $176.0 million, $80.9 million, and $38.6 million for the years ended December 31, 1998, 1997, and 1996. Annual membership fees, processing fees, cash advance fees, and interchange income also increased over the three years ended December 31, 1998 as a result of customer volume growth. The Company has also realized increases in the customer base of its lower line credit card product offerings, which generate higher levels of fee revenue. Annual membership fees are recognized over the life of the membership period, while cash advance, late, and overlimit fees and interchange income are recognized monthly. Processing fees are offset against loan origination costs and any remaining income is deferred and amortized over one year.

                             NON-INTEREST EXPENSE

Non-interest expenses include loan origination costs, such as printing, postage, telemarketing, list processing, and credit bureau costs paid to third parties in connection with direct mail and telemarketing account solicitation efforts. In accordance with GAAP, the Company has capitalized the direct nonsolicitation costs associated with successful account acquisition efforts, after offsetting up-front processing fees. Capitalized loan origination costs are amortized over the privilege period (currently one year) for credit card loans or the estimated life of the loans for non-credit card revolving lines of credit, unless the loans are securitized, in which case the costs are taken as an expense prior to the securitization. The majority of loan origination costs are expensed as incurred. In the years ended December 31, 1998, 1997, and 1996, the Company amortized loan origination costs of $44.9 million, $37.7 million, and $41.3 million. For the years ended December 31, 1998, 1997, and 1996, loan origination costs were $196.5 million, $143.0 million, and $113.9 million, reflecting increased direct mail volumes and other marketing initiatives.

     Non-interest expenses also include salary and benefit expenses, such as staffing costs associated with marketing, customer service, collections, and administration. Other non-interest expenses include third-party data processing and communication costs, occupancy expenses, and other operational expenses, such as collection costs, fraud losses, and bankcard association assessments. The following table presents non-interest expenses for the years ended December 31, 1998, 1997, and 1996:


                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                  1998     1997     1996
                                                      --------------------------
                             NON-INTEREST EXPENSE
Salaries and employee benefits                        $265,411 $196,761 $153,849
Solicitation                                           196,528  142,956  113,892
Occupancy, furniture, and equipment                     49,908   37,610   26,039
Data processing and communications                      74,603   50,108   37,214
Other                                                  238,550  146,012  103,608
                                                      --------------------------
   Total                                              $825,000 $573,447 $434,602
                                                      ==========================

Impact of Year 2000   Many computer programs use two digits, rather than four,
to refer to a year. Unless these programs are corrected, they will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors. The Company, like all financial services institutions, is heavily dependent on computer systems for its operations. The Company processes data through its own information technology systems and the systems of third-party vendors and providers. In addition, various non-information technology systems are affected by the Year 2000 issue, including elevators, security systems, and life safety systems.

     To address this problem, and in accordance with Year 2000 readiness guidelines established by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, which regulate the Company's financial institution subsidiaries, the Company launched a Year 2000 project in November 1996. The Company's Year 2000 project consists of five phases: (1) planning, in which the Year 2000 project team defines the approach to addressing the Year 2000 issue; (2) inventory, in which the Company's vendors, hardware, internally developed systems, and third-party-provided software are inventoried and critical systems and critical vendors identified; (3) assessment, in which Year 2000 readiness of the Company's systems is assessed; (4) modification, in which affected systems are replaced, repaired, upgraded, or retired; and (5) testing, in which final testing is performed for Year 2000 compliance.

     The Company is currently in conformity with its financial institution regulators' Year 2000 requirements. The planning, inventory, and assessment phases are substantially complete, including the inventory and assessment of critical systems and vendors. In the modification phase, the Company substantially completed remediation of internally developed systems in June 1998. Repair and replacement of third-party-provided hardware and software are scheduled to be completed by March 31, 1999, and infrastructure upgrades are scheduled to be completed by June 30, 1999. In July 1998, the Company began testing its internally developed and third-party-provided systems for Year 2000 compliance. Testing of internally developed critical systems was substantially completed in December 1998, and testing of third-party-provided critical systems is scheduled to be substantially completed by March 31, 1999. Final testing of all systems is scheduled to be completed by mid-July 1999. Statements regarding completion dates for various aspects of the Year 2000 project are estimates only. There can be no guarantee that the phases of the Company's Year 2000 project described above will be completed when anticipated.

     The Company depends on technology and other services provided by third parties, including technology vendors, credit providers, and processing providers, and on financial systems (such as payment and clearing systems) and the utility infrastructure (such as power, transportation, and telecommunications). The Company relies on these third parties to assess the impact of the Year 2000 issue on the technology and services they provide and to take any necessary corrective action. A significant majority of the Company's critical vendors have represented to the Company that their systems and products will be Year 2000 compliant by June 30, 1999. The Company is monitoring the progress of its critical vendors and other third parties and selectively conducting tests to determine whether they have accurately assessed the problem and taken corrective action. There can be no assurance that third parties that supply products and services to the Company's critical systems will be successful in taking corrective action in a timely manner.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

     If the Company is unsuccessful in its efforts to correct its critical systems or if third parties on which the Company relies do not correct their systems, the Company could experience significant disruption to its operations (including loan origination and servicing), its ability to obtain and provide funds, and its financial and accounting systems. Such disruption could result in revenue loss and increased costs that could have a material adverse effect on the Company's financial condition, liquidity, and results of operations.

     The Company is currently in the process of augmenting its existing business resumption and disaster recovery plan to include contingency plans with respect to disruptions that might result from Year 2000 issues. The Company expects these contingency plans to be substantially completed by March 31, 1999. There can be no assurance that any such plans will fully mitigate Year 2000 failures or problems.

     The Company's total Year 2000 project costs are expected to be approximately $13.5 million, and the Company has incurred $7.0 million in Year 2000 project expenses through December 31, 1998. The Company expects to fund all Year 2000-related costs through operating cash flows. Year 2000 costs will be expensed as incurred, and the Company believes that such costs will not have a material impact on the Company's future financial results or condition.

     The foregoing Year 2000 discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, including statements regarding the expected costs of the Company's Year 2000 project, are based on estimates, and actual results may differ materially from those anticipated. Specific factors that might cause results to differ from those anticipated include, but are not limited to, the availability of qualified personnel, success in identifying and modifying all relevant computer systems, the sufficiency and outcome of Year 2000 testing, adequate resolution of Year 2000 issues by governmental agencies, businesses, and other third-party providers to the Company, and unanticipated costs. Such "forward-looking statements" speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement.

                                 INCOME TAXES

The Company recognized income tax expense of $194.1 million, $119.8 million, and $97.5 million for the years ended December 31, 1998, 1997, and 1996. The Company's effective tax rate increased to 39.57% for the year ended December 31, 1998 from 38.50% for the year ended December 31, 1997. See Notes to Consolidated Financial Statements, included elsewhere herein, for further explanations of the income tax expense and a reconciliation of reported income taxes to the amount computed by applying the United States federal statutory rate to income before taxes.

                                 ASSET QUALITY

The Company's delinquencies and net credit losses reflect, among other factors, the quality of loans, the average age of the Company's loan receivables (generally referred to as "seasoning"), the success of the Company's collection efforts, and general economic conditions. The quality of loans is subject to the targeting and underwriting criteria used, account management initiatives, seasoning, and demographic and other factors which are characterized by delinquency statistics.

     The level of credit losses directly affects earnings when reserves are established through recognition of provisions for credit losses, which are generally dependent on historical levels of credit losses and current trends. As new portfolios of consumer loans are originated, management uses historical credit loss and delinquency analyses of similar, more seasoned loan portfolios and other qualitative factors to establish reserves for future credit losses (see "--Allowance and Provision for Credit Losses"). As net credit losses are experienced, the previously established reserve is used to absorb the credit losses.

     The Company has recognized allowances for credit losses for acquired loan portfolios at the time of purchase to reflect the expected credit losses inherent in such loans, which in the case of the acquisitions made during 1998 are generally expected to be higher than those on loans originated by the Company. Additionally, the Company

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT
adjusts the allowance for credit losses to reflect the sale of securitized loans and the removal of the related net book value from the statement of financial condition. During the year ended December 31, 1998, $116 million in additions to the allowance for credit losses was recognized as a result of loan portfolio acquisitions, net of securitizations.

     The Company's policy is to recognize principal credit losses on all unsecured loans (including the unsecured portion of any partially secured credit card loans) which become delinquent no more than 180 days after the delinquency occurs, unless the accountholder cures the default by making a partial payment that qualifies under the Company's standards. Accounts of bankrupt credit card customers are charged off upon notification of bankruptcy. Accounts of deceased credit card customers are charged off upon determination of uncollectibility. Home loans are reviewed for collectibility when they become 90 days delinquent, and an allowance for credit losses is established in the amount by which the book value of the loan exceeds the estimated net realizable value of the underlying collateral. At the time a loan is charged off, accrued but unpaid finance charge and fee income is reversed against current earnings but is maintained on the customer's record in the event of a future recovery. Once a loan is charged off, the Company's policy is to continue to pursue collection of principal, interest, and accrued fee income, to the extent legally permissible. Any subsequent collections on previously charged off loans will be recognized as recoveries.

                                                                   [GRAPH OF 30+
                                                                     DELINQUENCY
                                                                   & CREDIT LOSS
                                                                          RATIO]

Delinquencies   The following table presents the delinquency trends of the
Company's on-balance sheet and managed consumer loan portfolio for the years ended December 31, 1998, 1997, and 1996. An account is contractually delinquent if the minimum payment is not received by the next billing date. Total delinquencies on managed loans increased to 5.33% as of December 31, 1998 from 4.22% as of December 31, 1997, reflecting account seasoning, the changing product mix (including an increase in lower line credit card products, which tend to result in higher delinquencies), and loan portfolio acquisitions.

YEAR ENDED DECEMBER 31,
(dollars in thousands)                  1998                         1997                        1996
                              -----------------------------------------------------------------------------------
                                                % OF                        % OF                         % OF
                                  LOANS      TOTAL LOANS       LOANS     TOTAL LOANS       LOANS      TOTAL LOANS
                              -----------------------------------------------------------------------------------
                                         REPORTED/(1)/
Loans outstanding             $  5,741,106     100.00%     $ 3,410,909     100.00%     $ 3,689,634      100.00%
Loans delinquent:
   30-59 days                 $    116,827       2.03%     $    40,483       1.19%     $    56,079        1.52%
   60-89 days                       73,784       1.29%          35,310       1.03%          30,875        0.84%
   90 or more days                 135,980       2.37%          66,421       1.95%          59,207        1.60%
                              -----------------------------------------------------------------------------------
   Total                      $    326,591       5.69%     $   142,214       4.17%     $   146,161        3.96%
                              ===================================================================================

                                           MANAGED

Loans outstanding             $ 13,244,948     100.00%     $ 9,902,053     100.00%     $ 9,299,634      100.00%
Loans delinquent:
   30-59 days                 $    254,329       1.92%     $   139,245       1.41%     $   160,074        1.72%
   60-89 days                      156,276       1.18%          96,462       0.97%          88,439        0.95%
   90 or more days                 295,967       2.23%         182,146       1.84%         157,013        1.69%
                              -----------------------------------------------------------------------------------
   Total                      $    706,572       5.33%     $   417,853       4.22%     $   405,526        4.36%
                              ===================================================================================

/(1)/ Includes consumer loans held for securitization.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

Net Credit Losses   Net credit losses for consumer loans include the principal amount of losses from customers unwilling or unable to pay their existing loan balances (including charged-off bankrupt and deceased customer accounts), less current period recoveries. Principal amounts include cash advances, purchases, and certain financed fee-based product sales and exclude accrued finance charge and other fee income, which is charged against the related income at the time of credit loss recognition. Losses for cardholder accounts related to fraudulent activity are included in other non-interest expenses.

                                                                       [GRAPH OF
                                                                      NET CREDIT
                                                                        LOSSES &
                                                                      PROVISION]

     The annualized managed net credit loss rate increased to 7.58% as of December 31, 1998, compared to 6.32% as of December 31, 1997, reflecting higher credit loss rates on acquired portfolios. The annualized managed net credit loss rate increased to 6.32% as of December 31, 1997, compared to 4.82% as of December 31, 1996, reflecting increased credit loss trends throughout the consumer finance industry. The Company's pricing for finance charge and fee income incorporates an expected higher credit loss rate when appropriate, consistent with the Company's efforts to generate income using a risk adjusted return approach. Pro forma managed net credit losses on the Company's core accounts (i.e., managed loans excluding the acquired loan portfolios) remained stable at 6.33% for 1998 compared to 6.32% for 1997.

     The following table presents the Company's net credit losses for consumer loans for the periods indicated and is presented both on a financial statement reporting basis and a managed portfolio basis:

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                                 1998           1997         1996
                                                                   ----------------------------------------
                                            REPORTED/(1)/
Average loans outstanding                                          $ 4,621,709   $ 3,173,231   $ 3,522,307
Net credit losses                                                  $   356,140   $   118,496   $   105,468
Net credit losses as a percentage of average loans outstanding            7.71%         3.73%         2.99%

                                               MANAGED

Average loans outstanding                                          $11,443,509   $ 9,365,474   $ 7,904,027
Net credit losses                                                  $   867,611   $   591,675   $   380,585
Net credit losses as a percentage of average loans outstanding            7.58%         6.32%         4.82%

/(1)/ Includes consumer loans held for securitization.

Allowance and Provision for Credit Losses   The Company maintains the allowance
for credit losses at a level believed to be adequate to absorb future credit losses, net of recoveries, inherent in the existing on-balance sheet portfolio. The allowance for credit losses is maintained for on-balance sheet loans only (see "--Managed Consumer Loan Portfolio and the Impact of Securitization"). The entire allowance is allocated to designated portfolios or pools of the Company's on-balance sheet loans.

[GRAPH OF
ON-BALANCE SHEET
LOANS & ALLOWANCE
FOR CREDIT LOSSES]

     As part of the quantitative evaluation of the allowance for credit losses, the Company segregates loans by portfolio type. These include portfolios of various types of credit card products and home loan products and acquired loan portfolios. The quantitative factors the Company uses to establish portfolio-level reserves are historical delinquencies, historical credit loss rates, level of security (if applicable), customer characteristics, and other factors. Home loans that are 90 or more days past due are also evaluated individually for collectibility in order to establish an allowance for credit losses. Loan portfolios are grouped into credit card and home loan pools, and certain qualitative factors are applied to those pools, consistent with applicable bank regulatory guidelines. The qualitative factors the Company takes into consideration in evaluating the need to establish

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT
additional allowances on a pool or portfolio include general economic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures. The Company performs subsequent reviews of actual credit loss performance compared to estimated credit losses, which may result in modification of its loan loss allowance evaluation model.

     The following table sets forth the activity in the allowance for credit losses for the years and portfolios indicated:

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                           1998          1997         1996
                                                             ---------------------------------------
Balance at beginning of year                                 $   145,312   $   114,540  $    93,429
Provision for credit losses                                      545,929       149,268      126,579
Reserve acquired (net of securitization)                         116,144            --           --
Credit losses                                                   (389,587)     (132,521)    (116,930)
Recoveries                                                        33,447        14,025       11,462
                                                             ---------------------------------------
Net credit losses                                               (356,140)     (118,496)    (105,468)
                                                             ---------------------------------------
Balance at end of year                                       $   451,245   $   145,312  $   114,540
                                                             =======================================

Allowance for credit losses to loans at year-end/(1)/               7.86%         4.91%        3.88%
On-balance sheet consumer loans                              $ 5,741,106   $ 3,410,909  $ 3,689,634

Loans held for sale                                                   --       450,233      739,706
                                                             ---------------------------------------
Loan balance                                                 $ 5,741,106   $ 2,960,676   $2,949,928
                                                             =======================================

/(1)/ Excludes consumer loans held for securitization.

     The allowance for credit losses increased to $451.2 million, or 7.86% of on-balance sheet loans, as of December 31, 1998, from $145.3 million, or 4.91% of on-balance sheet loans, as of December 31, 1997. The increase in the allowance for credit losses as a percentage of on-balance sheet loans reflects an increase in loans under lower line credit card products, which are generally expected to experience higher credit loss rates, and portfolio acquisitions made during 1998 (see "--Risk Adjusted Return and Revenue").

                             FUNDING AND LIQUIDITY

The Company funds its assets through a diversified mix of funding products designed to appeal to a broad range of investors. It is the goal of the Company to generate funding at the lowest cost possible consistent with ensuring prudent liquidity and interest rate risk management.

     The primary goal of liquidity management at the Company is to ensure that funding will be available to support Company operations in varying business environments. The Company employs three primary strategies to maintain a strong liquidity position: diversification of funding sources; dispersion of maturities; and maintenance of backup liquidity sources. The Company manages its short-term liquidity position by projecting cash requirements, maintaining cash balances, limiting liability concentrations, and prefunding large liability maturities. The longer-term liquidity position is managed by maintaining its credit facilities and investment portfolio at the appropriate size, dispersing liability maturities, and developing new funding products, markets, and investors.

Funding Sources and Maturities   The Company's approach to funding its assets is
to seek a diversified funding mix and investor base. Products offered include direct and brokered retail and institutional deposits, term federal funds, public and private asset securitizations, a committed revolving credit facility, mandatorily redeemable capital securities, and senior and subordinated bank notes. Within

                                                                  [GRAPH OF 1998
                                                                FUNDING SOURCES]

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

product categories, funding is diversified in terms of the types of products offered and the types, industries, and geographical locations of investors.

                                                                  [GRAPH OF 1997
                                                                FUNDING SOURCES]

     The Company offers a wide range of maturity terms for its funding products (from one week to thirty years). Actual maturity distributions depend on several factors, including expected asset duration, investor demand, relative costs, shape of the yield curve, and anticipated issuance in the securitization and capital markets. Maturities are managed by the types of funding sources employed and by the rates offered on different products. The goal is to achieve a balanced distribution of maturities, avoiding undue concentration in any one period. The Company monitors existing funding maturities and loan growth projections to ensure that prudent amounts of backup liquidity are available to support the maturities, if necessary.

     The following table summarizes the contractual maturity of deposits at the Company as of December 31, 1998 and 1997:

DECEMBER 31,
(dollars in thousands)                    1998                                   1997
                           ---------------------------------------------------------------------------
                              DIRECT      OTHER        TOTAL         DIRECT       OTHER       TOTAL
                             DEPOSITS    DEPOSITS     DEPOSITS      DEPOSITS     DEPOSITS    DEPOSITS
                           ---------------------------------------------------------------------------
Three months or less       $  317,219   $  165,290   $  482,509   $  375,825   $  170,974   $  546,799
Over three months
   through 12 months          995,587      428,932    1,424,519      494,495      250,250      744,745
Over one year
   through five years         856,924      850,278    1,707,202      601,718      329,212      930,930
Deposits without
   contractual maturity       969,205       88,863    1,058,068      904,517       85,775      990,292
                           ---------------------------------------------------------------------------
Total Deposits             $3,138,935   $1,533,363   $4,672,298   $2,376,555   $  836,211   $3,212,766
                           ===========================================================================

     Deposits increased to $4.7 billion as of December 31, 1998 from $3.2 billion as of December 31, 1997. This increase is attributable to the Company's strategic decision to increase deposit funding and the strong demand for FDIC-insured deposits.

     The Company expects to replace the $482.5 million of deposits that will mature during the first three months of 1999, as well as those maturing during subsequent periods, from a variety of sources, including retail and institutional deposits, term federal funds, and asset securitizations, in accordance with the Company's liability management programs.

     In February 1998, the Company, through one of its banking subsidiaries, established a program for the issuance of senior and subordinated debt instruments. Under this program, the Company from time to time may issue fixed or variable rate debt instruments in the aggregate principal amount of up to $4 billion, with maturities ranging from seven days to 15 years. As of December 31, 1998, there were $399.8 million in senior bank notes outstanding.

     The Company's securitizations are diversified across the public and private securitization markets and across maturity terms. The primary objectives of securitization are to diversify funding sources and to obtain efficient all-in cost of funds, including the cost of capital. The securitized loans are pooled to provide cash flow for securities sold to investors using legal structures that generally provide for an interest-only (revolving) period and a principal repayment (amortization or accumulation) period. Under the terms of the securitizations, once the amortization or accumulation period commences, payments on the securitized loans are distributed or accumulated for payment to the securitization investors, and the Company's on-balance sheet portion of the securitized pool of assets will increase.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

     For diversification and flexibility, in addition to publicly issued term securities, the Company uses commercial paper-based conduit facilities and other variable funding programs to securitize loan receivables. The conduit facilities and variable funding programs are generally renewed annually. Balances securitized under conduit and variable funding facilities totaled $2.9 billion as of December 31, 1998.

     The Company's term securitizations are expected to amortize over the periods indicated below, based on currently outstanding securitized loan receivables as of December 31, 1998:

                                                          AMOUNT AMORTIZING
                                          YEAR         (dollars in millions)
                                       -------------------------------------
                                          1999                         $158
                                          2000                          792
                                          2001                        1,026
                                          2002                        1,380
                                          2003                          914
                                          2004                          230

     The Company believes that it can attract deposits, borrow funds from other sources, and issue additional asset-backed securities to fund the amortization schedule summarized above, although no assurances can be given to that effect.

     The Company's strategy of opportunistic acquisitions may from time to time require funding. Potential sources of funding for such acquisitions by the Company include the following: cash flow from operations; borrowings under its revolving credit facilities; asset securitizations; securities issued under its shelf registration on Form S-3 filed with the Securities and Exchange Commission; and issuance of privately placed debt or equity securities. There can be no certainty, however, that funding for future acquisitions will be available on terms favorable to the Company.

     On February 4, 1997, the Company, through a wholly owned subsidiary statutory business trust, Providian Capital I, issued $160 million in mandatorily redeemable preferred securities (the "Capital Securities"), which accumulate accrued distributions at a rate of 9.525% per year. The sole assets of Providian Capital I are $164.9 million aggregate principal amount of the Company's 9.525% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Debentures") and the right to reimbursement of expenses under a related expense agreement with the Company. The Company has the right to defer payment of interest on the Debentures under certain circumstances, in which case distributions on the Capital Securities would also be deferred and the Company's ability to pay dividends on its common stock would be restricted. The Company has the right to cause the redemption of the Capital Securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price depends on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the Capital Securities.

     The primary source of funds for payment of accrued distributions on the Capital Securities and dividends on common stock of the Company is dividends received from its banking subsidiaries. The amount of dividends that each banking subsidiary may declare is generally limited to its net income for the current year combined with its retained net income for the previous two years less any dividends declared during the related three-year measurement period. Also, a bank may not declare dividends if such declaration would leave the bank inadequately capitalized. Therefore, the Company's ability to pay accrued distributions on Capital Securities and dividends on common stock depends on the future net income and capital requirements of the Company's banking subsidiaries.

Backup Liquidity   The Company has access to a number of backup liquidity
sources. The Company maintains cash reserves to ensure adequate short-term liquidity. The Company also maintains a portfolio of high-quality investment securities such as U.S. government and agency obligations, mortgage-backed securities, commercial paper, interest-earning deposits with other banks, federal funds sold, and other cash equivalents. Investment securities

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

increased to $433.7 million as of December 31, 1998 from $172.8 million as of December 31, 1997. Federal funds sold increased to $297.9 million from $115.0 million over the same period.

     The Company has additional backup liquidity in the form of a $1 billion unsecured committed revolving credit facility (the "Credit Facility") from a group of financial institutions, which is scheduled to expire in January 2003. Pursuant to the Credit Facility, the Company's two banking subsidiaries, Providian National Bank and Providian Bank (collectively, the "Borrowers"), have access to revolving loans, which bear interest determined by a competitive bid process or based on the federal funds rate, the London Interbank Offered Rate ("LIBOR"), or the prime rate, plus a spread. The Company guarantees the prompt and complete payment, when due, of the Borrowers' obligations under the Credit Facility. During 1998, the average borrowings under the predecessor of the current Credit Facility were $86.4 million. The Company is also a party to three separate 364-day credit facilities totaling $275 million, under which short-term borrowings are available for general corporate purposes. The Company did not borrow funds under the 364-day credit facilities during 1998.

      As a source of additional liquidity, the Company may use reverse repurchase agreements pursuant to which the Company would pledge an investment security as collateral for the use of funds during an agreed-upon period of time. The benefits and risks of such agreements depend on many factors, including the terms available, the Company's ability to apply the proceeds to earning assets yielding a higher return, the demand for the investment securities, and interest rate trends. The Company had no such agreements outstanding at December 31, 1998 or 1997. The Company has also filed a registration statement on Form S-3 with the Securities and Exchange Commission, registering various forms of debt and equity securities in the aggregate amount of $2 billion. However, there can be no assurance that additional debt or equity financing will be available on terms attractive to the Company.

     The Company has developed a contingency funding plan that defines tests for management to monitor the Company's liquidity position and prescribes management actions in times of distress.

                               CAPITAL ADEQUACY

Each of the Company's banking subsidiaries is subject to capital adequacy guidelines as defined by its primary federal regulator. Core capital (Tier 1) consists principally of shareholders' equity less goodwill. Total risk-based capital (Tier 1 + Tier 2) includes a portion of the reserve for credit losses and other capital components. Based on these classifications of capital, the regulations further describe three capital adequacy ratios which are used to measure whether a financial institution is "well capitalized" or "adequately capitalized":

                                                                       WELL                           ADEQUATELY
                                                                    CAPITALIZED                      CAPITALIZED
CAPITAL RATIO         CALCULATION                                      RATIOS                           RATIOS
------------------------------------------------------------------------------------------------------------------------------
Total Risk-Based    (Tier 1 + Tier 2)/Total Risk-Based Assets   = or greater than 10%    = or greater than 8%   less than 10%
Tier 1              Tier 1/Total Risk-Based Assets              = or greater than  6%    = or greater than 4%   less than  6%
Leverage            Tier 1/Adjusted average assets              = or greater than  5%    = or greater than 4%   less than  5%

         At December 31, 1998, each of the Company's banking subsidiaries was "well capitalized" in all regulatory capital ratio categories, as set forth below:

                                                                     PROVIDIAN
                                                                     NATIONAL            PROVIDIAN
CAPITAL RATIO                                                          BANK                 BANK
-----------------------------------------------------------------------------------------------------
Total Risk-Based                                                      10.08%              10.58%
Tier 1                                                                 9.06%               9.22%
Leverage                                                              11.06%               6.85%

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

     In accordance with the banking regulators' risk-based capital standards, the amount of risk-based capital that must be maintained for assets transferred with recourse should not exceed the maximum amount of recourse for which a regulated entity is contractually liable under the recourse agreement. This rule, known as the low-level recourse rule, applies to transactions accounted for as sales under generally accepted accounting principles in which a bank contractually limits its risk of loss or recourse exposure to less than the full effective minimum risk-based capital requirement for the assets transferred. Low-level recourse transactions arise when a bank securitizes assets and uses contractual cash flows (such as interest-only strip receivables and spread accounts), retained subordinated interests, or other assets as credit enhancements. The Company's banking subsidiaries are required to hold risk-based capital equivalent to the maximum recourse exposure on the assets transferred, on a net-of-tax basis, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

                       ASSET/LIABILITY RISK MANAGEMENT

The business of the Company and the composition of its balance sheet consist primarily of investments in interest-earning assets (loans receivable and investment securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). As a result, the Company's earnings are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature, reprice, or prepay/withdraw in a specific period.

     The Company's receivables generally yield either a variable Annual Percentage Rate ("APR"), indexed to the prime rate, or a fixed APR, set independently of market interest rates. The interest rates on the Company's liabilities are generally indexed to LIBOR or are fixed rates based on United States Treasury Bond rates. These characteristics of the Company's receivables and liabilities expose the Company to two types of interest rate risk: (a) repricing risk, which results from differences between the timing of rate changes and the timing of cash flows, which could impact net interest income if liabilities reprice more often than assets; and (b) basis risk, which arises from changing rate relationships between yield curves and markets, which could impact net interest income derived from variable APR receivables if the spread between the prime rate and LIBOR compresses or expands.

     The Company's fixed APR credit card receivables have no stated maturity or repricing period. However, the Company generally has the right to increase rates when a customer fails to comply with the terms of the account agreement. In addition, the Company's credit card receivables may be repriced by the Company upon providing the required prior notice to the customer, which is generally no more than 30 days. The Company occasionally reprices receivables to achieve business objectives. These objectives include managing profitability, responding to customer requests, and balancing the risk/return trade-off.

     The principal objective of the Company's asset/liability risk management activities is to monitor and control the Company's exposure to adverse effects resulting from movements of interest rates over time. The Company measures and manages interest rate risk individually for each banking subsidiary and on a consolidated basis, including both on- and off-balance sheet assets and liabilities in its measurement and management. To measure exposure to interest rate fluctuation, the Company uses net interest income ("NII") simulation analysis and the market value of portfolio equity ("MVPE") method as its primary quantitative tools.

     NII simulation is used to measure the banking operations' future earnings under multiple interest rate scenarios against plan earnings under a baseline interest rate scenario. NII dispersion is measured on the assumption that management does not react to the changed interest rate environment with any action designed to counter its effects. The multiple interest rate scenarios include changes in the shape of the yield curve, changes of up to 400 basis points in the general level of interest rates, and changes in the relationship between the prime rate and LIBOR. The largest simulated reductions in net interest income generally occur in rapidly rising interest rate scenarios. The results of these NII simulations are compared to levels deemed appropriate by management, and are referred to management for appropriate action.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     MANAGEMENT'S discussion and analysis

     The MVPE method is complementary to NII simulation. Whereas NII simulation measures the risk to net interest income of fluctuations in interest rates, MVPE analysis estimates the risk to the market value of the Company's portfolio equity, which is defined as the present value of expected net cash flows from existing assets, minus the present value of expected net cash flows from existing liabilities, plus the present value of expected net cash flows from existing off-balance sheet. MVPE measures the impact of immediate changes in interest rates (shock) on the present value of assets, liabilities, and off-balance sheet transaction cash flows. The following table presents the estimated effects of positive and negative parallel shifts in interest rates as calculated at December 31, 1998 and takes into consideration the Company's current hedging activity:

CHANGE IN INTEREST RATES/(1)/
(in basis points)                                                           PERCENTAGE CHANGE IN
                                                                       -----------------------------
                                                                       NII/(2)/            MVPE/(3)/
----------------------------------------------------------------------------------------------------
+200                                                                   (3.2)%                 (5.5)%
Flat                                                                       0%                     0%
-200                                                                     4.1%                   6.6%

/(1)/ The information shown is presented on a consolidated, managed asset/liability basis, giving effect to securitizations and related funding.

/(2)/ The percentage change in this column represents NII for 12 months in a stable interest rate environment versus the NII in the specified rate scenarios.

/(3)/ The percentage change in this column represents the MVPE in a stable interest rate environment versus the MVPE in the specified rate scenarios. MVPE is defined as the present value of expected net cash flows from existing assets, minus the present value of expected net cash flows from existing liabilities, plus the present value of expected net cash flows from existing off-balance sheet transactions.

     The table above does not necessarily indicate the effect of general interest rate movements on the Company's net interest income, because the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Company's control. As a result, certain assets and liabilities assumed to mature or otherwise reprice within a certain period may in fact mature or reprice at different times and at different volumes.

     The Company seeks to mitigate earnings volatility associated with interest rate movements by generally matching the repricing characteristics of on- and off-balance sheet assets and liabilities. Fixed rate liabilities generally fund fixed APR assets, while variable rate liabilities generally fund variable APR assets. Given the Company-directed repricing characteristics of its credit card assets and historically favorable funding rates for variable liabilities, the Company uses variable rate liabilities to fund a portion of its fixed rate credit card assets.

     The Company uses derivative financial instruments, including interest rate swap and cap agreements, with indices that correlate to managed assets or liabilities, to modify its indicated net interest sensitivity to levels deemed appropriate based on the Company's risk tolerance. The objective in using these hedges is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities. One hedging strategy employed by the Company is to swap LIBOR-indexed variable rate liabilities for fixed rate funding to support fixed rate assets. In this case, the Company agrees with a counterparty to exchange interest payments on a notional amount for a fixed period, with the Company making payments to the counterparty at a fixed interest rate and the counterparty making variable payments to the Company based on LIBOR. The Company also employs interest rate caps, where, for an up-front fee, a counterparty agrees to pay the Company the difference between a negotiated rate and LIBOR, if positive, on a notional amount for a fixed period. These transactions result in funding for fixed rate assets that is capped at a given rate to minimize net interest margin compression in a rising interest rate environment.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

     All of the Company's hedging transactions settle either monthly or quarterly, with either the counterparty or the Company remitting to the other the net payment, if any, for that period. The cash requirements of the Company, if any, resulting from these payments are met with general operating cash balances. All such hedging transactions are over-the-counter interest rate swap and cap transactions executed with highly rated United States and international banks under standard Master Agreements of the International Swap and Derivatives Association, Inc. and hedge identified interest rate risks both for accounting and tax purposes. The Company does not trade in derivatives or use derivatives to speculate on interest rates or as an investment vehicle. The following table presents the notional amounts of interest rate swap agreements and caps purchased/floors sold for the periods indicated:

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                           1998          1997          1996
                                                               --------------------------------------
Interest rate swap agreements:
   Beginning Balance                                           $  955,000   $ 1,290,000   $ 1,404,000
   Additions                                                      667,000       263,000       614,000
   Maturities                                                     987,000       598,000       728,000
                                                               --------------------------------------
   Ending Balance                                              $  635,000   $   955,000   $ 1,290,000
                                                               ======================================

Interest rate caps and floors:
   Beginning Balance                                           $  922,000   $ 1,522,000   $ 1,014,000
   Additions                                                      659,000            --       883,000
   Maturites                                                      910,000       600,000       375,000
                                                               --------------------------------------
   Ending Balance                                              $  671,000   $   922,000   $ 1,522,000
                                                               ======================================

     Notional amounts of interest rate swaps and caps outstanding have decreased due to market conditions that have created a closer match between the Company's assets and liabilities. As market conditions change, the Company may increase or decrease the notional amount of swaps and caps outstanding in order to manage the Company's risk profile.

     The Company manages credit risk arising from derivative transactions through a rigorous ongoing credit review, approval, and monitoring process. "Credit risk" is defined as the risk that a loss will occur as the result of a derivative counterparty defaulting on a contract when the contract is in a favorable economic position to the Company. The Company enters into master netting agreements with swap counterparties to reduce the exposure to credit risk with the individual counterparty. The Company establishes credit risk limits for each counterparty based on total net credit exposure to such counterparty. The Company also monitors exposure to counterparty credit risk through sensitivity testing. Probable worst-case scenarios are considered to determine the maximum credit risk exposure for derivatives associated with a particular counterparty. This credit risk exposure is then aggregated with other non-derivative credit risks associated with the counterparty to determine compliance with the total credit risk limit for such counterparty established by the Company during the credit review process. If counterparty credit risk is determined to exceed the pre-established limit, then action is taken to limit the Company's exposure with that counterparty.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

             MANAGEMENT'S responsibilities for financial reporting

The consolidated financial statements appearing in this Annual Report have been prepared by management, which is responsible for their preparation, integrity, and fair presentation. The statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

     Management is responsible for the system of internal controls over financial reporting at Providian Financial Corporation and its subsidiaries, a system designed to provide reasonable assurance regarding the preparation of reliable published financial statements. This system is augmented by written policies and procedures, including a code of conduct to foster a strong ethical climate, a program of internal audit, and the selection and training of qualified personnel. Management believes that the Company's system of internal controls over financial reporting provides reasonable assurance that the financial records are reliable for preparing financial statements.

     The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets with the independent auditors, management, and internal auditors periodically to discuss internal controls over financial reporting, auditing, and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the Company's independent auditors and internal auditors without management present to ensure that these groups have free access to the Committee.

     The independent auditors are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors, and ratified by the shareholders. Based upon their audit of the consolidated financial statements, the independent auditors, Ernst & Young LLP, have issued their Auditors' Report, which appears on the following page.


/s/ SHAILESH J. MEHTA

SHAILESH J. MEHTA
Chairman, President and
Chief Executive Officer


/s/ DAVID J. PETRINI

DAVID J. PETRINI
Executive Vice President,
Chief Financial Officer and Treasurer

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                        REPORT of independent auditors

Board of Directors
Providian Financial Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Providian Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Financial Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

San Francisco, CA
January 20, 1999

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                            CONSOLIDATED statements of financial condition
                           Providian Financial Corporation and Subsidiaries

DECEMBER 31,
(dollars in thousands)                                                      1998          1997
                                                                       -------------------------
                                               ASSETS
Cash and cash equivalents                                              $   176,348   $   112,522
Federal funds sold                                                         297,869       114,960
Investment securities:
     Available-for-sale (at market value, amortized cost of $115,396
      and $9,482 at December 31, 1998 and 1997)                            114,858         9,482
     Held-to-maturity (market value of $323,273 and $165,549 at
      December 31, 1998 and 1997)                                          318,817       163,274
Loans held for securitization or sale                                           --       450,233
Loans receivable, less allowance for credit losses of $451,245 at
     December 31, 1998 and $145,312 at December 31, 1997                 5,282,014     2,815,364
Premises and equipment, net                                                 82,858        61,625
Interest receivable                                                         51,801        30,192
Due from securitizations                                                   454,374       522,387
Deferred taxes                                                             306,234        66,511
Other assets                                                               146,042       102,863
                                                                       -------------------------
     Total assets                                                      $ 7,231,215   $ 4,449,413
                                                                       =========================

                                                 LIABILITIES

Deposits:
     Non-interest bearing                                              $    48,220   $    32,089
     Interest bearing                                                    4,624,078     3,180,677
                                                                       -------------------------
                                                                         4,672,298     3,212,766

Short-term borrowings                                                      472,500       232,000
Long-term borrowings                                                       399,757            --
Deferred fees                                                              334,617        64,696
Accrued expenses and other liabilities                                     388,856       184,837
                                                                       -------------------------
     Total liabilities                                                   6,268,028     3,694,299

Company obligated mandatorily redeemable capital securities
     of subsidiary trust holding solely junior subordinated
     deferrable interest debentures of the Company
     (Capital Securities)                                                  160,000       160,000

                                             SHAREHOLDERS' EQUITY

Common stock, par value $.01 per share (authorized: 400,000,000 shares; issued and outstanding: December 31, 1998--141,732,008
     shares; December 31, 1997--142,734,818 shares)                            954           954
Additional paid-in capital                                                      --         4,217
Retained earnings                                                          866,005       599,856
Net unrealized loss on available-for-sale securities                          (320)           --
Common stock held in treasury-at cost: (December 31, 1998--
     1,405,972 shares; December 31, 1997--403,163 shares)                  (63,452)       (9,913)
                                                                       -------------------------
     Total shareholders' equity                                            803,187       595,114
                                                                       -------------------------
     Total liabilities and shareholders' equity                        $ 7,231,215   $ 4,449,413
                                                                       =========================

See Notes to Consolidated Financial Statements.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                                       CONSOLIDATED statements of income
                               Providian Financial Corporation and Subsidiaries

YEAR ENDED DECEMBER 31,
(dollars in thousands, except per share data)                       1998          1997          1996
                                                               ---------------------------------------
                                         INTEREST INCOME
     Loans                                                     $   807,825   $   556,918   $   574,335
     Investment securities                                          34,754        25,575         9,847
                                                               ---------------------------------------
     Total interest income                                         842,579       582,493       584,182

                                         INTEREST EXPENSE
     Deposits                                                      204,335       164,252       140,361
     Borrowings                                                     42,931        18,858        49,208
                                                               ---------------------------------------
     Total interest expense                                        247,266       183,110       189,569

     Net interest income                                           595,313       399,383       394,613

Provision for credit losses                                        545,929       149,268       126,579
                                                               ---------------------------------------
     Net interest income after provision for credit losses          49,384       250,115       268,034

                                         NON-INTEREST INCOME
     Servicing and securitizations                                 559,305       402,446       292,698
     Credit product fee income                                     703,498       230,786       123,654
     Other                                                           3,376         1,400         7,467
                                                               ---------------------------------------
                                                                 1,266,179       634,632       423,819

                                         NON-INTEREST EXPENSE
     Salaries and employee benefits                                265,411       196,761       153,849
     Solicitation                                                  196,528       142,956       113,892
     Occupancy, furniture, and equipment                            49,908        37,610        26,039
     Data processing and communication                              74,603        50,108        37,214
     Other                                                         238,550       146,012       103,608
                                                               ---------------------------------------
                                                                   825,000       573,447       434,602
                                                               ---------------------------------------

     Income before income taxes                                    490,563       311,300       257,251

Income tax expense                                                 194,117       119,839        97,485
                                                               ---------------------------------------
     Net Income                                                $   296,446   $   191,461   $   159,766
                                                               =======================================

Earnings per share--basic                                      $      2.09           N/A           N/A
                                                               =======================================
Earnings per share--assuming dilution                          $      2.04           N/A           N/A
                                                               =======================================

Cash dividends paid per share                                  $      0.15   $      0.07           N/A
                                                               =======================================

Weighted average common shares outstanding--basic (000)            141,872           N/A           N/A
                                                               =======================================
Weighted average shares and assumed conversions (000)              145,184           N/A           N/A
                                                               =======================================

See Notes to Consolidated Financial Statements.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                    CONSOLIDATED STATEMENTS of changes in shareholders' equity
                         Providian Financial Corporation and Subsidiaries


(dollars in thousands, except
per share data)
                                                     7.25%                                    CUMULATIVE     COMMON
                                         SPECIAL   CUMULATIVE          ADDITIONAL                OTHER       STOCK
                                        PREFERRED  PREFERRED   COMMON   PAID-IN    RETAINED  COMPREHENSIVE  HELD IN
                                          STOCK      STOCK     STOCK    CAPITAL    EARNINGS     INCOME      TREASURY    TOTAL
                                        ----------------------------------------------------------------------------------------
Balance at December 31, 1995             $ 1,290    $   63     $   5   $  63,706   $ 284,191     $--          $--      $349,255
Net Income                                                                           159,766                            159,766
Cash dividend:
   Common--paid to then
     parent $4 per share                                                             (20,000)                           (20,000)
   Preferred--paid to
     then parent                                                                      (4,587)                            (4,587)
Redemption of preferred stock            (1,290)                                                                         (1,290)
                                        ----------------------------------------------------------------------------------------

Balance at December 31, 1996             $    --    $   63     $   5   $  63,706   $ 419,370     $--          $--      $483,144
Net Income                                                                           191,461                            191,461
Redemption of preferred stock                          (63)              (63,206)                                       (63,269)
Net issuance of shares pursuant
  to the Distribution Agreement                                  948        (499)       (449)                                --
Cash dividend:
   Common--$0.07 per share                                                            (9,520)                            (9,520)
   Preferred--paid to then parent                                                     (1,006)                            (1,006)
Purchase of 752,040 common
  shares for treasury                                                                                        (18,345)   (18,345)
Exercise of stock options                                                 (1,841)                              4,191      2,350
Reimbursement relating to the
  conversion of stock options                                              6,846                                          6,846
Issuance of restricted and
  unrestricted stock less forfeited
  shares                                                           1       5,442                               4,241      9,684
Deferred compensation related to
  grant of restricted and
  unrestricted stock less
  amortization of $1,280                                                  (8,404)                                        (8,404)
Tax benefit from exercise of
  stock options and issuance
  of restricted stock                                                      2,173                                          2,173
                                        ----------------------------------------------------------------------------------------

Balance at December 31, 1997             $    --    $   --     $ 954   $   4,217   $ 599,856     $--        $ (9,913)  $595,114
Comprehensive income:
   Net Income                                                                        296,446                            296,446
     Other comprehensive income,
     net of income tax:
       Unrealized loss on securities
       net of income taxes of $215                                                               (320)                     (320)
                                                                                                 ----                 ----------
Comprehensive income                                                                                                    296,126
Cash dividend:
   Common--$0.15 per share                                                           (21,358)                           (21,358)
Stock dividend:
   Dividend rate of 50% par value $0.01                                      473        (473)                                --
Purchase of 2,407,083 common shares
  for treasury                                                            16,066                            (114,037)   (97,971)
Exercise of stock options and other
  awards                                                                 (24,974)     (8,466)                 49,904     16,464
Issuance of restricted and unrestricted
  stock less forfeited shares                                              1,331                              10,594     11,925
Deferred compensation related to grant
  of restricted and unrestricted stock
  less amortization of $4,415                                             (7,509)                                        (7,509)
Put warrant premium                                                        1,325                                          1,325
Net tax effect from exercise of
  stock options and issuance of
  restricted stock                                                         9,071                                          9,071
                                        ----------------------------------------------------------------------------------------
Balance at December 31, 1998             $    --    $   --     $ 954   $      --   $ 866,005     $   (320)  $(63,452)  $803,187
                                        ========================================================================================

See Notes to Consolidated Financial Statements.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                                CONSOLIDATED statements of cash flows
                          Providian Financial Corporation and Subsidiaries

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                           1998          1997          1996
                                                            ---------------------------------------
                                         OPERATING ACTIVITIES
Net Income                                                  $   296,446   $   191,461   $   159,766
Adjustments to reconcile net income to net cash provided
 by operating activities:
     Provision for credit losses                                545,929       149,268       126,579
     Depreciation and amortization of premises and
      equipment                                                  19,435        14,984        10,566
     Amortization of net loan acquisition costs                  44,852        37,728        41,342
     Amortization of deferred compensation related to
      restricted and unrestricted stock                           4,415         1,280            --
     Amortization of deferred loan fees                        (212,915)      (55,399)      (30,764)
     (Increase) decrease in deferred income tax benefit        (239,507)        4,981       (11,597)
     Increase in deferred fees                                  482,836        95,028        45,948
     Increase in interest receivable                            (21,609)      (23,570)      (12,130)
     Net increase in other assets                               (87,700)      (56,948)      (40,631)
     Net increase (decrease) in accrued expenses and
      other liabilities                                         215,265        (7,908)       33,609
                                                            ---------------------------------------
          Net Cash Provided by Operating Activities           1,047,447       350,905       322,688

                                         INVESTING ACTIVITIES

Net increase in money market instrument investments            (129,862)           --            --
Net cash used for loan originations and principal
  collections on loans receivable                            (1,962,496)   (1,496,371)   (3,123,206)
Net proceeds from securitization of loans                     1,633,766     1,591,250     2,035,893
Net proceeds from sale of home loans                                 --        64,894       435,000
Portfolio acquisitions                                       (2,233,944)           --            --
Decrease (increase) in due from securitizations                  68,013      (219,246)      (78,102)
Purchases of investment securities                             (148,907)     (473,052)       (2,386)
Proceeds from maturities of investment securities                15,137       307,469           140
(Increase) decrease in federal funds sold                      (182,909)       57,390      (101,050)
Net purchases of premises and equipment                         (40,668)      (26,875)      (32,404)
                                                            ---------------------------------------
          Net Cash Used by Investing Activities              (2,981,870)     (194,541)     (866,115)

                                           FINANCING ACTIVITIES

Net increase (decrease) in deposits                           1,459,532      (177,344)    1,232,347
Proceeds from issuance of term federal funds                  1,122,500       414,000       308,000
Repayment of term federal funds                                (800,000)     (315,000)     (593,000)
Decrease in notes payable to banks                              (82,000)      (33,000)     (206,000)
Decrease in notes payable to affiliates                              --       (42,500)      (53,300)
Increase (decrease) in long-term borrowings                     399,757       (50,000)     (139,880)
Proceeds from the issuance of Capital Securities                     --       160,000            --
Redemption of preferred stock                                        --       (63,269)       (1,290)
Reimbursement relating to conversion of stock options                --         6,846            --
Purchase of treasury stock                                      (97,971)      (18,345)           --
Put warrant premium                                               1,325            --            --
Dividends paid                                                  (21,358)      (10,526)      (24,587)
Proceeds from exercise of stock options                          16,464         2,350            --
                                                            ---------------------------------------
          Net Cash Provided (Used) by Financing Activities    1,998,249      (126,788)      522,290
                                                            ---------------------------------------

Net increase (decrease) in cash and cash equivalents             63,826        29,576       (21,137)
Cash and cash equivalents at beginning of year                  112,522        82,946       104,083
                                                            ---------------------------------------
Cash and cash equivalents at end of year                    $   176,348   $   112,522   $    82,946
                                                            =======================================

                                        SUPPLEMENTAL DISCLOSURES

Interest expense paid                                       $   228,945   $   182,209   $   187,284
                                                            =======================================
Income taxes paid                                           $   310,677   $   112,426   $    91,516
                                                            =======================================

See Notes to Consolidated Financial Statements.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                  NOTES TO consolidated financial statements
               Providian Financial Corporation and Subsidiaries
                         December 31, 1998 and 1997

               NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Providian Financial Corporation (the "Company") is a Delaware corporation, with executive offices located in San Francisco, California. Through its banking and non-banking subsidiaries, the Company provides banking and other financial services to consumers throughout the United States. The Company's principal wholly owned subsidiaries are Providian National Bank ("PNB") and Providian Bank ("PB"). The Company markets consumer loans, deposit products, and other financial services using mail, telephone, and other direct response channels. Consumer loans include credit cards, revolving lines of credit, home loans, and secured and partially secured credit cards. The Company also provides money market deposit accounts to retail customers and certificates of deposit to both retail and institutional customers.

     Prior to June 10, 1997, the Company was a wholly owned subsidiary of Providian Corporation. As a condition of Providian Corporation's merger with AEGON N.V., Providian Corporation distributed to its shareholders one share of common stock of the Company, together with an associated Preferred Share Purchase Right, for each share of common stock of Providian Corporation held as of June 10, 1997 (the "spin-off"). The Preferred Share Purchase Rights are only exercisable if triggered by an attempt to take over the Company.

     The consolidated financial statements for the years ended December 31, 1997 and 1996 reflect the results of operations, changes in shareholders' equity and cash flows, and the financial condition of the Company as a separate entity from its former parent, Providian Corporation. The consolidated financial statements have been prepared using the historical basis for assets and liabilities and the historical results of operations for the Company. The consolidated financial statements for the years ended December 31, 1997 and 1996 include certain expenses related to administrative services provided to the Company by Providian Corporation. All material intercompany transactions and accounts have been eliminated in consolidation. The consolidated financial statements for periods prior to the spin-off may not necessarily reflect the consolidated results of the Company's operations, financial condition, changes in shareholders' equity, or cash flows in the future or what they would have been had the Company been a separate stand-alone company during such periods.

     Effective January 1, 1998, Providian National Bank was merged into First Deposit National Bank, with the surviving entity changing its name to Providian National Bank. This merger streamlined the Company's corporate structure in a manner consistent with its strategic objectives. Prior to the merger, no material intercompany transactions existed between Providian National Bank and First Deposit National Bank.

              NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash on hand and short-term investments convertible into cash upon demand. The Company is required to maintain reserves with the Federal Reserve Bank based on a percentage of its deposit liabilities.

Investment securities: Investment securities available-for-sale consist primarily of mortgage-backed securities and are stated at fair value with unrealized gains and losses, net-of-tax, included in "comprehensive income" on the Company's consolidated statements of changes in shareholders' equity. Investment securities which the Company has the positive intent and ability to hold to maturity consist primarily of U.S. Treasury and other government agency obligations that are reported at amortized cost and classified as held-to-maturity.

Securitizations: The Company securitizes loans and records such securitizations as sales. On January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"), effective for securitizations and other financial asset sales occurring after December 31, 1996. SFAS No. 125 requires that upon completion of a securitization, the transferor must continue to carry any retained interest in the transferred assets at an amount equal to an allocated portion of the previous carrying amount. Newly created interests or instruments initially are recorded at allocated fair value. The Company records gains or losses on the securitization of loans based on the estimated fair value of assets obtained and liabilities incurred in the sale. The Company recognizes gains or losses

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT
at the time it enters into a securitization and at the time of each subsequent transfer of loans, representing the present value of estimated cash flows the Company expects to retain for a period equal to the estimated outstanding life of the loans. This excess cash flow essentially represents an interest-only strip, consisting primarily of the difference between finance charges received from the accountholders less the yield paid to securitization investors, credit losses, and a servicing fee, which is generally retained by the Company. Gains from such loan sales are included in "servicing and securitizations" on the Company's consolidated statements of income and the related asset is included as a component of "due from securitizations" on its consolidated statements of financial condition.

Loans held for securitization or sale: Loans held for securitization or sale are those loans eligible for securitization which management intends to securitize or sell, generally within six months. These assets are reported at the lower of cost or fair market value.

Income on loans: Interest income on loans is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off.

     Net direct loan origination costs are deferred and amortized on a straight-line basis over the estimated life of the loan (generally one year for credit card loans, five years for line of credit loans, and four years for home loans). Amortization of deferred loan origination costs is accelerated when the associated assets are securitized or sold. Deferred loan origination costs are included in "other assets" on the Company's consolidated statements of financial condition and were $30.5 million and $36.5 million at December 31, 1998 and 1997.

Allowance for credit losses: The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to provide for estimated probable net credit losses from known and inherent risks in the loan portfolios. In evaluating the adequacy of the allowance for credit losses, management takes into consideration several factors, including historical delinquencies, historical credit loss rates, level of security (if applicable), and customer characteristics.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of the related assets.

Credit product fee income: Credit product fee income includes late and overlimit charges, cash advance fees, membership and processing fees, revenues from proprietary fee-based products, interchange activity, and other miscellaneous fees. Fee revenue realized from securitized loans is not included in credit product fee income but is instead recorded as part of "servicing and securitizations" on the Company's consolidated statements of income.

     Annual membership fees are recognized over the life of the membership period, while cash advance fees and interchange income are recognized monthly. Processing fees are offset against loan origination costs and any remaining income is deferred and amortized over one year. Proprietary fee-based product revenue is recognized ratably over the term of the product privilege period, beginning after the end of the free or money-back guarantee period, if any. At December 31, 1998 and 1997, deferred fee income was $334.6 million and $64.7 million.

Interest rate risk management instruments: The Company uses a combination of interest rate swap and cap agreements to manage interest rate risk related to loans, deposits, and loan servicing income relating to securitized loans.

     When interest rate swap and cap agreements are used to hedge on-balance sheet assets and liabilities, interest rate differentials to be paid or received are accrued and recognized as an adjustment of interest expense related to the liabilities being hedged. Interest rate cap premiums paid are amortized to interest expense ratably during the life of the agreement. In the event of an unanticipated sale of loans designated with respect to an interest rate swap or cap agreement, any gain or loss from the termination of the swap or cap agreement would be recognized as income coincident with the loan sale gain or loss.

     When interest rate swap and cap agreements are used to hedge the servicing income received from loan securitizations, interest rate differentials to be paid or received are accrued and recognized as an adjustment to loan

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                    NOTES TO consolidated financial statements

servicing income. Interest rate cap premiums paid are amortized to loan servicing income ratably during the life of the cap agreement. In the event that additional loans are securitized or repricing occurs that impacts the Company's hedging position, any gain or loss upon termination of the related interest rate swap or cap agreements is deferred and amortized to loan servicing income over the remaining term of the related securitization.

     These hedging instruments are designed to reduce risk at the level of the specific transaction with effectiveness expected at inception of the hedge and on an ongoing basis. Hedge effectiveness is assessed by matching the basis and terms of the hedging instruments with those of the underlying exposure. If a high level of correlation is not being achieved, hedge accounting will be terminated.

Income taxes: Income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are settled or realized.

Comprehensive income: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The adoption of SFAS No. 130 resulted in a change in the presentation of the Company's consolidated statements of changes in shareholders' equity to include comprehensive income, net of related income taxes.

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

Reclassifications: Certain prior years' amounts have been reclassified to conform with the 1998 presentation.

                  NOTE 3. RECENTLY ISSUED ACCOUNTING POLICIES

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for fiscal years beginning after June 15, 1999. SFAS No. 133 will require the Company to record all derivatives on its balance sheet at fair value. Changes in derivative fair values will either be recognized in income as offsets to the changes in fair value of related hedged assets, liabilities, and firm commitments or, for forecasted transactions, deferred and recorded as a component of comprehensive income in shareholders' equity until the hedged transactions occur and are recognized in income. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in income. The impact of SFAS No. 133 on the Company's financial statements will depend on a variety of factors, including the level of future hedging activity, the types of hedging instruments used, and the effectiveness of such instruments. However, the Company does not believe the effect of adopting SFAS No. 133 will be material to its financial condition.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                         NOTE 4. INVESTMENT SECURITIES
The amortized cost and estimated fair value of available-for-sale and held-to-maturity investments and the related unrealized holding gains and losses were as follows:


DECEMBER 31,
(dollars in thousands)                                       1998
                                       --------------------------------------------------
                                                        GROSS          GROSS
                                        AMORTIZED     UNREALIZED    UNREALIZED     FAIR
                                          COST          GAINS         LOSSES       VALUE
                                       --------------------------------------------------
Securities available-for-sale:
     Mortgage-backed securities          $107,648      $   17          $554      $107,111
     Equity securities                      7,307          --            --         7,307
     Tax exempt and other                     438           4             2           440
                                       --------------------------------------------------
Total securities available-for-sale      $115,393      $   21          $556      $114,858
                                       ==================================================

Securities held-to-maturity:
     United States Treasury and
      federal agencies                   $188,485      $4,458          $  2      $192,941
     Commercial paper                     129,862          --            --       129,862
     Tax exempt and other                     470          --            --           470
                                       --------------------------------------------------
Total securities held-to-maturity        $318,817      $4,458          $  2      $323,273
                                       ==================================================

DECEMBER 31,
(dollars in thousands)                                        1997
                                        --------------------------------------------------
                                                        GROSS         GROSS
                                        AMORTIZED     UNREALIZED    UNREALIZED     FAIR
                                          COST          GAINS         LOSSES       VALUE
                                        --------------------------------------------------
Securities available-for-sale:
     Equity securities                   $  9,482          --            --      $  9,482
     Tax exempt and other                      --          --            --            --
                                       --------------------------------------------------
Total securities available-for-sale      $  9,482          --            --      $  9,482
                                       ==================================================

Securities held-to-maturity:
     United States Treasury and
       federal agencies                  $163,146      $2,277          $  2      $165,421
     Tax exempt and other                     128          --            --           128
                                       --------------------------------------------------
Total securities held-to-maturity        $163,274      $2,277          $  2      $165,549
                                       ==================================================

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                     NOTES TO consolidated financial statements

     The amortized cost and estimated fair value as of December 31, 1998 of the Company's available-for-sale and held-to-maturity securities by estimated maturity dates are presented in the following table:

(dollars in thousands)
                                                                       AVAILABLE-FOR-SALE           HELD-TO-MATURITY
                                                                      AMORTIZED       FAIR         AMORTIZED    FAIR
                                                                        COST          VALUE          COST      VALUE
                                                                    --------------------------------------------------

Due in one year or less                                              $       --    $       --       $205,542  $205,790
Due after one year through five years                                        --            --        113,275   117,483
Due after five years through ten years                                       36            37             --        --
Due after ten years                                                         402           403             --        --
                                                                    --------------------------------------------------
     Subtotal                                                               438           440        318,817   323,273
Mortgage-backed securities                                              107,651       107,111             --        --
Equity securities                                                         7,307         7,307             --        --
                                                                    --------------------------------------------------
     Total securities                                                $  115,396    $  114,858       $318,817  $323,273
                                                                    ==================================================

           NOTE 5. LOANS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

The following is a summary of the Company's loans receivable:

DECEMBER 31,
(dollars in thousands)                                                      1998               1997
                                                                         -----------------------------
Credit card and line of credit loans                                     $5,129,835         $2,362,078
Home loans                                                                  606,657            563,552
Other                                                                         4,614             35,046
                                                                         -----------------------------
                                                                          5,741,106          2,960,676
Allowance for credit losses                                                (451,245)          (145,312)
Net deferred origination fees                                                (7,847)                --
                                                                         -----------------------------
                                                                         $5,282,014         $2,815,364
                                                                         =============================

     During 1998, the Company completed three purchases of unsecured credit card loan portfolios. The three portfolios include approximately 1.7 million account relationships and related records and other rights. The Company recorded the allowance for credit losses for acquired loan portfolios upon purchase to reflect its evaluation of the credit quality and expected collectibility of the related loans.

     The activity in the allowance for credit losses for the years ended December 31, 1998, 1997, and 1996 is as follows:

YEAR ENDED DECEMBER 31,
(dollars in thousands)                          1998        1997        1996
                                             ---------------------------------
Balance at beginning of year                 $ 145,312   $ 114,540   $  93,429
Provision for credit losses                    545,929     149,268     126,579
Reserves acquired (net of securitization)      116,144          --          --
Credit losses                                 (389,587)   (132,521)   (116,930)
Recoveries                                      33,447      14,025      11,462
                                             ---------------------------------
Balance at end of year                       $ 451,245   $ 145,312   $ 114,540
                                             =================================

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                 NOTE 6. SECURITIZATION OR SALE OF RECEIVABLES

The Company regularly securitizes its loan receivables. During 1998, 1997, and 1996, the Company securitized $1.6 billion, $1.7 billion, and $2.5 billion of loans. The total amount of securitized loans as of December 31, 1998 and 1997 was $7.5 billion and $6.5 billion.

     During the initial period of a securitization (reinvestment period), the Company generally retains principal collections in exchange for the transfer of additional loan receivables into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed each month to the investors or held in an account until it accumulates to the total amount, at which time it is paid to the investors in a lump sum. Currently, none of the Company's securitizations are in an amortization or accumulation period. The Company's outstanding securitizations are scheduled to begin their amortization or accumulation periods at various times between 1999 and 2003.

     "Due from securitizations" consists primarily of spread accounts receivable, interest-only strip receivables, and retained subordinated interests as shown in the table below:

DECEMBER 31,
(dollars in thousands)                        1998      1997
                                            ------------------
Spread accounts receivable                  $181,021  $265,400
Interest-only strip receivables               68,930    62,805
Retained subordinated interest               122,210        --
Interest receivable on securitized loans      63,191    50,242
Advances to trust                                 --   125,000
Other                                         19,022    18,940
                                            ------------------
                                            $454,374  $522,387
                                            ==================

     Spread accounts receivable represents interest-earning deposits that are held by a trustee or agent and are used to absorb losses related to securitized loans should they exceed the available net cash flows arising from the securitized loans. The spread account deposit is generally released as investors are repaid, although some spread account deposits are released when investors have been paid in full. None of these spread account deposits were required to be used to cover losses on securitized loans in the three-year period ended December 31, 1998.

     Interest-only strip receivables represent the present value of the projected excess servicing income of the securitized loans and are amortized into income as the securitized loans are repaid. During securitization reinvestment periods, additional interest-only strip receivable assets are recognized each month as additional receivables are transferred to investors. As a result of the adoption of SFAS No. 125, servicing and securitization income decreased $0.6 million and increased $62.8 million during the years ended December 31, 1998 and 1997.

     During 1998, the Company entered into a securitization transaction in which it retained an interest subordinate to the investors. The retained subordinated interest represents loans receivable with respect to which the related cash flow is subordinate to the investors' interest and which may be used to absorb the investors' portion of loan losses should they exceed available net cash flows arising from the securitized loans.

                           NOTE 7. LOAN COMMITMENTS

Loan commitments are agreements to lend to a customer subject to the customer's compliance with the Company's account agreements. Credit card and unsecured line of credit commitments can be reduced or terminated by the Company upon providing the required prior notice to the customers, which is generally no more than 30 days, or without notice if permitted by law. Home equity revolving line of credit commitments generally have fixed expiration dates or other termination clauses and generally may not be reduced or terminated unless the customer

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

               NOTES TO consolidated financial statements

fails to comply with the terms of the account agreement or there is an adverse development regarding the value of the mortgaged property or the customer's financial circumstances. The unfunded commitments represent the total unused portion of the lines of credit available to customers. The Company has not experienced and does not anticipate that all of its customers will borrow the entire line of credit available to them at any one time. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

     The Company's total unfunded commitments are as follows:

DECEMBER 31,
(dollars in thousands)                     1998         1997
                                        ------------------------
Credit card and line of credit loans    $16,260,479  $13,971,909
Home loans                                  154,611      153,270
Other                                           575          393
                                        ------------------------
                                        $16,415,665  $14,125,572
                                        ========================

               NOTE 8. SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company is active in originating consumer loans primarily in the United States. The Company has credit risk on unsecured loans to the extent that borrowers fail to repay amounts owed and such amounts are not recovered through collection procedures. The Company has credit risk on secured and partially secured credit cards, which require collateral in the form of a cash deposit, and on home loans to the extent that the borrower defaults and the outstanding loan balance exceeds the collateral value. The Company has no significant regional concentrations of credit risk.

              NOTE 9. PREMISES, EQUIPMENT, AND LEASE COMMITMENTS

The following is a summary of the Company's premises and equipment:

DECEMBER 31,
(dollars in thousands)                              1998     1997
                                                  ------------------
Premises                                          $ 34,209  $ 27,711
Equipment and furniture                             95,405    66,040
Leasehold improvements                               9,524     6,673
Land                                                 2,723     2,723
                                                  ------------------
                                                   141,861   103,147
Less accumulated depreciation and amortization      59,003    41,522
                                                  ------------------
                                                  $ 82,858  $ 61,625
                                                  ==================

     The Company generally leases office space and equipment under long-term operating leases. The office lease agreements have expiration dates ranging from January 31, 1999 through November 30, 2003, in some cases with five-year renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass- through of operating expenses and property taxes and totaled $20.2 million, $14.2 million, and $8.9 million for the years ended December 31, 1998, 1997, and 1996.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

     The Company's approximate future minimum rental payments under noncancelable operating leases as of December 31, 1998 are as follows:

                                                  amount
     year                                 (dollars in thousands)
----------------------------------------------------------------
     1999                                            $   23,422
     2000                                                20,353
     2001                                                14,915
     2002                                                 8,550
     2003                                                 5,314
     Thereafter                                             349
                                                   -------------
                                                     $   72,903
                                                   =============

                               NOTE 10. DEPOSITS

The Company accepts time deposits with terms in excess of one year. Time certificates of deposit in amounts of $100,000 or more totaled $2.1 billion and $1.4 billion at December 31, 1998 and 1997. The aggregate amount of time deposits by maturity as of December 31, 1998 is as follows:

                                                  AMOUNT
     YEAR                                 (dollars in thousands)
----------------------------------------------------------------
     1999                                            $1,907,028
     2000                                               658,994
     2001                                               431,783
     2002                                               230,293
     2003 and thereafter                                386,133
                                                   -------------
                                                     $3,614,231
                                                   =============

                 NOTE 11. SHORT-TERM AND LONG-TERM BORROWINGS

Short-term borrowings consist primarily of federal funds purchased that mature in more than one business day. Long-term borrowings consist of three-year and five-year fixed rate senior bank notes, which are direct, unconditional, unsecured general obligations of PNB ("Bank Notes"), and are not subordinated to any other indebtedness of PNB. At December 31, 1998, PNB had $399.8 million of Bank Notes outstanding, with interest rates ranging from 6.25% to 6.70%. Interest is payable semiannually. During 1998, PNB made interest payments of $13.3 million on its outstanding Bank Notes.

     In June and August 1998, the Company renewed various short-term unsecured revolving credit agreements with a borrowing capacity totaling $275 million. The Company pays facility fees based on the total credit line. Interest on outstanding balances is based upon LIBOR. The agreements expire 364 days from their respective effective dates. The Company did not borrow against these commitments during 1998 or 1997.

     Before the spin-off, the Company maintained revolving credit agreements with its then parent, Providian Corporation. Interest on the outstanding balance was based on the greater of Providian Corporation's internal fund rate or the applicable federal funds rate. The Company paid facility fees to Providian Corporation of $0.1 million and $0.3 million in 1997 and 1996. The Company did not borrow against these revolving agreements during 1997. Interest totaling $2.8 million was paid during 1996.

     The Company's banking subsidiaries maintain an unsecured revolving credit agreement, guaranteed by the Company, with various financial institutions. The Company pays facility fees based on the total commitment and utilization fees based on outstanding borrowings which exceed 50% of the total commitment. Interest on outstanding borrowings is based upon a competitive bid process or on the federal funds rate, LIBOR, or the prime rate, plus a spread. The total commitments from the lenders under the revolving credit agreement was $1.2 billion in 1998

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                  NOTES TO consolidated financial statements

and 1997. There was no outstanding balance drawn on this line as of December 31, 1998. A total of $82 million was drawn on the line at December 31, 1997. Interest expense on the line of credit totaled $5.1 million, $7.3 million, and $24.6 million for the years ended December 31, 1998, 1997, and 1996. In January 1999, the Company reduced the total available commitments to $1.0 billion in connection with the execution of a new agreement that expires in January 2003.

     The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 1998 and 1997:

DECEMBER 31,
(dollars in thousands)                                       1998                    1997
                                                     ---------------------------------------------
                                                                 WEIGHTED                 WEIGHTED
                                                                 AVERAGE                  AVERAGE
                                                                 INTEREST                 INTEREST
                                                     BALANCE       RATE       BALANCE       RATE
                                                     ---------------------------------------------
Federal funds purchased                              $472,500      5.27%      $150,000      5.79%
Fixed rate senior bank notes maturing as follows:
     2001                                            $199,883      6.25%            --        --
     2002                                                  --        --             --        --
     2003                                            $199,874      6.70%            --        --
Notes payable to banks                                     --        --       $ 82,000      6.18%

     Before the spin-off, the Company maintained several long-term notes with Providian Corporation. The notes to Providian Corporation were repaid in February 1997. Interest expense associated with notes to affiliates totaled $0.4 million and $3.5 million for the years ended December 31, 1997 and 1996.

           NOTE 12. COMPANY OBLIGATED MANDATORILY REDEEMABLE CAPITAL
       SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED
                 DEFERRABLE INTEREST DEBENTURES OF THE COMPANY

On February 4, 1997, the Company, through a wholly owned subsidiary statutory business trust, Providian Capital I, issued $160 million in mandatorily redeemable preferred securities (the "Capital Securities"), which accumulate accrued distributions at a rate of 9.525% per year that are payable semiannually. The sole assets of Providian Capital I are $164.9 million aggregate principal amount of the Company's 9.525% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the "Debentures") and the right to reimbursement of expenses under a related expense agreement with the Company. The Company has the right to defer payment of interest on the Debentures at any time and from time to time, for a period not exceeding ten consecutive semiannual periods with respect to each deferral period, provided that no extension period may extend beyond the stated maturity of the Debentures. During any such extension period, distributions on the Capital Securities would also be deferred and the Company's ability to pay dividends on its common stock would be restricted. The Company has the right to cause the redemption of the Capital Securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price depends on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the Capital Securities.

     During 1998 and 1997, distributions totaling $15.2 million and $13.7 million on the Capital Securities were included in "other non-interest expense" in the Company's consolidated statements of income. The Company's obligations under the Debentures, the related indenture, the related trust agreement, the related expense agreement, and the related guarantee, taken together, constitute a full and unconditional guarantee by the Company of Providian Capital I's obligations under the Capital Securities.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                             NOTE 13. INCOME TAXES

The components of the Company's income tax expense are as follows:

YEAR ENDED DECEMBER 31,
(dollars in thousands)        1998       1997       1996
                           -------------------------------

Current:
     Federal               $ 369,087   $ 93,509   $ 95,512
     State                    64,538     21,349     13,570
                           -------------------------------
                             433,625    114,858    109,082

Deferred:
     Federal                (212,048)     7,124    (12,082)
     State                   (27,460)    (2,143)       485
                           -------------------------------
                            (239,508)     4,981    (11,597)
                           -------------------------------
                           $ 194,117  $ 119,839   $ 97,485
                           ===============================

     Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

DECEMBER 31,
(dollars in thousands)                        1998      1997
                                            ------------------
Deferred tax liabilities:
     Deferred loan origination costs        $ 11,995  $ 13,021
     Gain on sale of loans                    24,471    24,705
     Other                                     2,316     7,985
                                            ------------------
                                              38,782    45,711
Deferred tax assets:
     Allowance for credit losses             172,982    57,160
     Deferred fees                           115,891    25,449
     Discount on securitized loans            29,024        --
     Long-term incentive accruals             17,465    16,390
     Other                                     9,439    13,223
                                            ------------------
                                             344,801   112,222
                                            ------------------
Net deferred tax assets before unrealized
  losses on securities available-for-sale    306,019    66,511
Unrealized losses on securities
  available-for-sale                             215        --
                                             ------------------
Net deferred tax assets                     $306,234  $ 66,511
                                            ==================

     The Company believes that it will fully realize its total deferred income tax assets as of December 31, 1998 based upon the Company's recoverable taxes from prior carryback years, its total deferred income tax liabilities, and its current level of operating income.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                   NOTES TO consolidated financial statements

     The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

PERCENT OF PRETAX INCOME
                            1998   1997   1996
                            -------------------
Statutory federal rate      35.0%  35.0%  35.0%
State income taxes           5.0    4.0    3.6
Other                       (0.4)  (0.5)  (0.7)
                            -------------------
Effective tax rate          39.6%  38.5%  37.9%
                            ===================

              NOTE 14. INTEREST RATE RISK MANAGEMENT INSTRUMENTS

The Company's principal objective in entering into off-balance sheet interest rate risk management instruments is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in the repricing characteristics of interest-earning assets and interest-bearing deposits and other liabilities. The goal is to maintain levels of net interest income while reducing interest rate risk and facilitating the funding needs of the Company. To achieve that objective, the Company uses a combination of interest rate risk management instruments, including interest rate swap and cap agreements, with maturities ranging from 1999 to 2003.

     When interest rate risk management instruments are used to hedge on-balance sheet assets and liabilities, the net receipts or payments are recognized as an adjustment to interest expense. As of December 31, 1998 and 1997, the Company had $635 million and $955 million notional amount of interest rate swaps outstanding.

     The average effective interest rate on the Company's interest-bearing liabilities after giving effect to the swaps was 5.56%, 5.51%, and 5.60% for the three years ended December 31, 1998, 1997, and 1996. For the years ended December 31, 1998, 1997, and 1996, the impact to interest expense as a result of the interest rate swap agreements was a decrease of $2.1 million, $1.3 million, and $1.2 million.

     When interest rate risk management instruments are used to hedge the excess servicing income received from loan securitizations, the net receipts or disbursements are recognized as an adjustment to loan servicing income. Net amounts received in connection with these agreements during 1998, 1997, and 1996 were $1.2 million, $2.1 million, and $1.4 million.

                    PROVIDIAN FINANCIAL 98 ANNUAL REPORT

     The following table summarizes the expected or contractual maturities and weighted average interest rates associated with amounts to be received or paid on interest rate swaps used by the Company to manage its asset and liability interest rate exposure:

                                        BALANCE AT               BALANCES MATURING IN
                                       DECEMBER 31,  ------------------------------------------------
(dollars in thousands)                    1998         1999        2000        2001      THEREAFTER
                                     ----------------------------------------------------------------
                                                    PAY FIXED/RECEIVE VARIABLE
Notional value                         $   500,000          --          --          --    $  500,000
Weighted average pay rate                     5.48%         --          --          --          5.48%
Weighted average receive rate/(1)/            5.54%         --          --          --          5.54%

                                                    RECEIVE FIXED/PAY VARIABLE

Notional value                         $   135,000   $  85,000   $  10,000   $  20,000    $   20,000
Weighted average pay rate/(1)/                5.27%       5.25%        5.20%       5.30%        5.35%
Weighted average receive rate                 7.28%       7.73%        6.94%       6.62%        6.99%

                                                               TOTAL

Notional value                         $   635,000   $  85,000   $  10,000   $  20,000    $  520,000
Weighted average pay rate/(1)/                5.43%       5.25%       5.20%       5.30%         5.47%
Weighted average receive rate/(1)/            5.91%       7.73%       6.94%       6.62%         5.57%

/(1)/ Variable rates are held constant for future periods at their effective rates as of their most recent reset prior to December 31, 1998.

     In addition, the Company has entered into interest rate cap agreements, the effect of which is to establish maximum interest rates on a portion of its managed funding sources. To the extent the Company has funded fixed rate receivables with variable rate deposits or debt, the interest rate caps are designed to protect net interest margin. To the extent the Company has securitized fixed rate receivables using variable rate instruments, the interest rate caps are designed to protect loan servicing income. As of December 31, 1998 and 1997, the Company had $671 million and $922 million notional amount of interest rate caps outstanding. For the years ended December 31, 1998, 1997, and 1996, the Company amortized $0.1 million, $0.6 million, and $0.9 million related to interest rate cap fees paid. No interest rate cap agreement interest payments were received by the Company in 1998, 1997, or 1996.

     The following is a summary of the Company's interest rate cap agreement maturity distributions as of December 31, 1998:

                                                                 NOTIONAL
                                                              AMOUNT MATURING               WEIGHTED AVERAGE
                                        YEAR              (dollars in thousands)               STRIKE RATE
                                     ------------------------------------------------------------------------
                                        1999                    $  264,000                       11.91%
                                        2000                       363,000                       11.92%
                                        2001                        36,000                        8.21%
                                        Thereafter                   8,000                        7.12%

     The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the agreement. This credit risk is measured as the gross unrealized gain on the financial instruments. The Company had gross unrealized gains on interest rate swap agreements of $4.0 million and $4.8 million at December 31, 1998 and 1997. The Company has reduced credit risk in these instruments by entering into interest

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                  NOTES TO consoldiated financial stsatements

risk management agreements with nationally recognized financial institutions and dealers that carry at least investment grade ratings. Also, the Company's policy is to diversify its credit risk exposure across a number of counterparties. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk. The Company does not anticipate default by any counterparties.

                        NOTE 15. CAPITAL REQUIREMENTS

The Company's banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Under these requirements, the Company's banking subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators with respect to components, risk weightings, and other factors. Failure to meet minimum capital requirements can result in mandatory and additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's consolidated financial statements.

     The quantitative measures established by applicable regulatory guidelines to ensure capital adequacy require that the Company's banking subsidiaries maintain minimum ratios of Total and Tier 1 risk-based capital to risk-weighted assets (Total and Tier 1 Risk-Based Capital Ratios) and of Tier 1 risk-based capital to adjusted average total assets (Leverage Ratio). The Company's banking subsidiaries met all regulatory capital adequacy requirements to which they were subject at December 31, 1998 and 1997. At December 31, 1998 and 1997, the Company's banking subsidiaries met the "well capitalized" requirements under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Company's banking subsidiaries must maintain minimum capital requirements as set forth in the following table:

DECEMBER 31,
(dollars in thousands)                             1998                                               1997
------------------------------------------------------------------------------------------------------------------------------------

                                  TOTAL            TIER 1           TIER 1           TOTAL            TIER 1           TIER 1
                               RISK-BASED        RISK-BASED        LEVERAGE        RISK-BASED       RISK-BASED        LEVERAGE
                                 CAPITAL           CAPITAL        RATIO/(1)/        CAPITAL          CAPITAL         RATIO/(1)/
                          ----------------------------------------------------------------------------------------------------------

                             AMOUNT    RATIO   AMOUNT   RATIO   AMOUNT   RATIO   AMOUNT   RATIO    AMOUNT   RATIO   AMOUNT    RATIO
                          ----------------------------------------------------------------------------------------------------------

                                                      PROVIDIAN NATIONAL BANK

Actual                      $741,222  10.08%  $666,424  9.06%  666,424  11.06%  $746,946  13.20%  $675,467  11.94%  $675,467  17.61%

Minimum capital adequacy     588,541   8.00%   294,270  4.00%  240,919   4.00%   452,606   8.00%   226,303   4.00%   153,462   4.00%

Minimum well-capitalized     735,676  10.00%   441,405  6.00%  301,148   5.00%   565,757  10.00%   339,454   6.00%   191,827   5.00%


                                                          PROVIDIAN BANK

Actual                        27,508  10.58%    23,968  9.22%   23,968   6.85%    15,890  23.24%    14,942  21.86%    14,942  14.88%

Minimum capital adequacy      20,805   8.00%    10,403  4.00%   14,001   4.00%     5,469   8.00%     2,735   4.00%     4,015   4.00%

Minimum well-capitalized      26,006  10.00%    15,604  6.00%   17,501   5.00%     6,837  10.00%     4,102   6.00%     5,019   5.00%


/(1)  Minimum capital adequacy ratio is 3% for the highest rated institutions.

                        NOTE 16. SHAREHOLDERS' EQUITY

In September 1998, the Company's Board of Directors approved a three-for-two split of the Company's common stock, in the form of a stock dividend, issued on December 15, 1998 to shareholders of record as of December 1, 1998. Accordingly, all common share and per common share data have been retroactively adjusted to include the effect of the Company's stock split.

     In April 1998, the Company entered into an agreement to sell equity put warrants for 375,000 shares of the Company's common stock. The warrants entitle the holder to sell to the Company, by physical delivery, a specified

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT
number of shares of the Company's common stock at a price of $43.07 per share. These put warrants may be exercised only on the expiration date, which is February 26, 1999.

     In June 1998, the Company entered into a forward purchase agreement for 750,000 shares of its common stock. At the Company's election, the agreement allowed settlements on a physical basis or, subject to certain conditions, on a net basis in shares of the Company's common stock or in cash. To the extent that the market price of the Company's common stock on a settlement date was higher (lower) than the forward purchase price, the net differential was received
(paid) by the Company. In September 1998, a final settlement of this forward purchase agreement was entered into and the agreement was terminated. While the forward purchase agreement was in effect, the Company completed a series of physical settlements that, in the aggregate, resulted in the purchase by the Company of 750,000 shares of its common stock at an effective price of $47.40 per share.

     In July 1998, the Company entered into a forward purchase agreement for an additional 750,000 shares of its common stock. At the Company's election, the agreement may be settled on a physical basis or, subject to certain conditions, on a net basis in shares of the Company's common stock or in cash. To the extent that the market price of the Company's common stock on a settlement date is higher than the forward purchase price, the net differential is received by the Company. To the extent that the market price of the Company's common stock on a settlement date is lower than the forward purchase price, the premium amount is paid by the Company. As of December 31, 1998, the agreement covered 567,232 shares of the Company's common stock at a forward price of $72.56 per share. The agreement has a term of one year but may be settled earlier at the Company's option. If this agreement were settled on a net share basis at the December 31, 1998 market price of the Company's common stock ($75 per share), the Company would receive approximately 18,400 shares of its common stock. During the year ended December 31, 1998, settlements from this forward purchase agreement resulted in the Company receiving 182,768 shares of its common stock and paying premium amounts of $1.0 million, which were recorded as adjustments to additional paid-in capital.

     In connection with the spin-off, the Company issued 142,871,414 shares of common stock to its sole shareholder, Providian Corporation, and the par value of the Company's common stock was restated from $1.00 to $0.01, which required the Company to reclassify amounts from additional paid-in capital and retained earnings to common stock. Providian Corporation distributed to its shareholders one share of the Company's common stock for each share of Providian Corporation common stock held on the record date for the spin-off.

     During 1996, the Company redeemed all outstanding shares of its special preferred stock. Subsequently, the Company adopted a restated certificate of incorporation that effected certain changes in its capital structure, including the elimination of the special preferred stock and the authorized but unissued Class B common stock, and the number of authorized common and preferred shares was reduced.

                         NOTE 17. EARNINGS PER SHARE

Historical earnings per share are not presented for the years ending December 31, 1997 and 1996 because before the spin-off, all of the Company's common stock was held by its then parent, Providian Corporation, and such information would not be meaningful. Pro forma earnings per share with and without dilution for the years ended December 31, 1997 and 1996 have been computed by reducing net income as reported for those periods using the pro forma adjustments as noted, and then dividing the pro forma income available to common stockholders by the pro forma weighted average number of common shares outstanding for the applicable period.

     In determining the pro forma number of common shares outstanding before the spin-off, the number of shares of Providian Corporation common stock was used, since shareholders of Providian Corporation received one share of the Company's common stock for each share of Providian Corporation common stock held on the record date for the spin-off. Included in the computation of fully diluted common shares prior to the spin-off are Providian Corporation options which were exercised between January 1, 1997 and June 10, 1997. These options

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                  NOTES TO consolidated financial statements

have been included because, upon their exercise, they became eligible to be converted to the Company's common stock on the spin-off distribution date. For the year ended December 31, 1996, all Providian Corporation options issued and outstanding were included in the fully diluted computations.

YEAR ENDED DECEMBER 31,                                                        PRO FORMA (UNAUDITED)
(dollars in thousands, except per share data)                       1998         1997        1996
                                                                 ------------------------------------
Net Income/(1)/                                                  $  296,446   $  191,461   $  159,766
Less net pro forma adjustments/(2)/                                      --           --        7,252
                                                                 ------------------------------------
Income available to common stockholders                          $  296,446   $  191,461   $  152,514
                                                                 ====================================
Weighted average shares outstanding--basic                          141,872      142,144      140,496
Effect of dilutive securities
   Restricted stock issued--non vested                                  540          219           --
   Employee stock options                                             2,772        1,229        1,050
                                                                 ------------------------------------
Dilutive potential common shares                                      3,312        1,448        1,050
                                                                 ------------------------------------
Adjusted weighted average shares and assumed conversions            145,184      143,592      141,546
                                                                 ====================================
Earnings per share--basic                                        $     2.09   $     1.35   $     1.09
                                                                 ====================================
Earnings per share--assuming dilution                            $     2.04   $     1.33   $     1.08
                                                                 ====================================

/(1)/ For purposes of pro forma earnings per share, net income has not been adjusted for preferred stock dividends as a result of the February 1997 transaction in which the Company issued mandatorily redeemable Capital Securities and used the proceeds to repay borrowings under notes payable to affiliates and to redeem the preferred stock.

/(2)/ Adjustments to net income reflect, for the periods presented, the proceeds of Capital Securities, assumed to be issued as of January 1, 1996, and the repayment of borrowings and redemption of preferred stock to Providian Corporation as of the same date because both of these obligations were repaid from the proceeds of the February 1997 issuance of Capital Securities. Pro forma adjustments also include increased non-interest expenses to reflect estimated additional administrative costs associated with operation as a stand-alone public company and a reduction in non-interest expenses related to a reimbursement of certain previously recognized employee costs by Providian Corporation in connection with the spin-off. All adjustments reflect a combined estimated tax effect of 38%.

                NOTE 18. STOCK OWNERSHIP AND STOCK OPTION PLANS

During 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB Opinion No. 25"), as SFAS No. 123 permits. Accordingly, because the exercise price of the Company's employee stock options is the fair market value of the underlying stock on the date of grant, no compensation expense is recognized by the Company in connection with such options. In addition, the Company does not recognize compensation expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB Opinion No. 25. The Company, as required, follows the pro forma net income, pro forma earnings per share, and stock-based compensation plan disclosure requirements set forth in SFAS No. 123.

     At December 31, 1998, the Company had three stock-based compensation plans: the Company's 1997 Stock Option Plan, Stock Ownership Plan, and 1997 Employee Stock Purchase Plan.

     The Company's 1997 Stock Option Plan (the "Option Plan") provides for grants of incentive and nonqualified stock options to employees and non-employee directors. Stock options granted under the Option Plan have an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of ten years. During 1998, the Company granted nonqualified options to purchase 2,543,157 shares of the Company's common stock to employees and non-employee directors under the Option Plan.

     The Option Plan permits the issuance of options to purchase a total of 17,906,286 shares of the Company's common stock issuable in conjunction with the exercise of stock options. As of December 31, 1998, the number of common shares available for future grants under the Option Plan was 8,223,211 shares.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

     The Company's Stock Ownership Plan (the "Stock Ownership Plan") provides for grants of restricted and nonrestricted stock to employees and non-employee directors. A maximum of 6,000,000 shares of the Company's common stock are permitted to be issued under the Stock Ownership Plan. Restricted stock is subject to forfeiture during the vesting period. During 1998, the Company granted 273,902 shares of restricted stock and 7,185 shares of nonrestricted stock to employees and non-employee directors under the Stock Ownership Plan. The Company records the market value of restricted stock grants as deferred compensation at the time of grant and amortizes such amount over the applicable vesting period.

     The Company's 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") is available for eligible employees. A maximum of 1,500,000 shares of common stock are permitted to be issued under the Stock Purchase Plan. Under the Stock Purchase Plan, shares of the Company's common stock may be purchased at the end of each offering period at 85% of the lower of the fair market value on the first or the last day of such offering period. Eligible employees may designate a portion of their compensation, not to exceed 7% of their gross compensation during an offering period, to purchase shares. The offering periods begin every six months, on each January 1 and July 1, and have a duration of one year, except that the first offering period began on October 1, 1997 and ended on June 30, 1998. The Company intends to use common stock held in treasury to provide shares for issuance under the Stock Purchase Plan.

     The following is a summary of options outstanding and exercisable under the Stock Option Plan at December 31, 1998:


                                              OUTSTANDING OPTIONS                 EXERCISABLE OPTIONS
                             ------------------------------------------------------------------------------------------
                                             WEIGHTED AVERAGE               WEIGHTED                      WEIGHTED
        RANGE OF                NUMBER OF       REMAINING                    AVERAGE        NUMBER OF      AVERAGE
    EXERCISE PRICES              SHARES      CONTRACTUAL LIFE            EXERCISE PRICE       SHARES    EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------
     $  7.41-16.00               1,767,560         6.41                     $  14.19       1,582,153       $  14.15
       16.01-30.00               4,203,754         5.83                        21.50       1,745,063          21.48
       30.01-45.00               2,457,950         9.34                        39.07           2,700          30.15
       45.01-63.00                  52,500         9.77                        50.74              --             --
                             ------------------------------------------------------------------------------------------
                                 8,481,764         6.99                     $  25.25       3,329,916       $  18.00
                             ==========================================================================================

     Presented below are the changes to the Company's stock options for the years ending December 31, 1998 and 1997:

                                                        1998                            1997
                                          ----------------------------------------------------------------
                                                                WEIGHTED                       WEIGHTED
                                               NUMBER OF        AVERAGE        NUMBER OF       AVERAGE
                                                SHARES      EXERCISE PRICE      SHARES     EXERCISE PRICE
                                          ----------------------------------------------------------------
Outstanding at the beginning of year/1)/      7,266,762        $ 18.59         2,906,286     $ 13.41
Granted                                       2,543,157          39.35         5,101,197       21.52
Exercised                                    (1,031,297)         13.63          (170,014)      13.46
Forfeited                                      (296,858)         23.66          (570,707)      19.80
                                          ----------------------------------------------------------------
Outstanding at the end of year                8,481,764        $ 25.25         7,266,762     $ 18.59
                                          ================================================================

/(1)/ For 1997, the beginning of the year number of shares represents Providian
      Corporation stock options held by employees and certain directors of the Company that were converted into Company stock options in connection with the spin-off.

     The following table reflects on a pro forma basis the Company's net income and earnings per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant or election under the Stock Option Plan or the Stock Purchase Plan, consistent with the provisions

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                  NOTES TO consolidated financial statements

of SFAS No. 123. Since pro forma compensation costs relate to all periods over which the grants vest, the initial impact on the Company's pro forma net income may not be representative of compensation costs in subsequent years, when the effect of the amortization of multiple awards would be reflected.

YEAR ENDED DECEMBER 31,
(dollars in thousands, except per share data)
                                                                    1998         1997/(1)/   1996/(1)/
                                                                ----------------------------------------
Net Income                                                      $   296,446    $  191,461    $   152,514
Pro forma net income adjusted per SFAS No. 123                  $   280,938    $  186,084    $   151,173

Net income per common share:

     As reported--basic                                         $      2.09    $     1.35    $      1.09
     As reported--assuming dilution                             $      2.04    $     1.33    $      1.08

Pro forma net income per common
   share--adjusted for SFAS No. 123:

     Basic                                                      $      1.98    $     1.31    $      1.08
     Assuming dilution                                          $      1.94    $     1.30    $      1.07

/(1)/ See Note 17. Earnings per Share for additional information about 1997 and
      1996 pro forma net income.

     The fair value of the stock options granted by the Company was estimated at the grant/rollover date using the Black-Scholes modeling technique with the following assumptions: for the year ended December 31, 1998, risk-free weighted average interest rate of 5.55%; weighted average dividend yield of 0.80%; weighted average expected volatility of 55%; expected option life of 5 years; and expected life for an offering under the Stock Purchase Plan of one year. For the year ended December 31, 1997, risk-free weighted average interest rate of 6.21%; weighted average dividend yield of 0.99%; weighted average expected volatility of 35%; expected option life of 4 years; and expected life for an offering under the Stock Purchase Plan of nine months.

     The weighted average grant date fair values of the options granted by the Company during 1998 and 1997 were $19.40 and $7.03 per share. The exercise price of each option is the market price of the Company's common stock on the date of grant with the exception of the Providian Corporation options that were converted into Company stock options in connection with the spin-off, which had an average converted exercise price of $13.41. Expiration dates ranged from August 7, 2001 to December 9, 2008 for options outstanding at December 31, 1998.

                   NOTE 19. DEFINED CONTRIBUTION 401(K) PLAN

The Company sponsors a defined contribution 401(k) plan (the "Plan") offering tax-deferred investment opportunities to substantially all of its employees who have completed at least three months of service. Employees may elect to make both pre-tax and after-tax contributions based on certain limits set by the Internal Revenue Service. The Company has a policy of matching 55% of the first 6% of compensation contributed to the Plan by employees with Company common stock. As of December 31, 1998, the Plan held 548,877 shares of the Company's common stock with a market value of $41.2 million. For the year ended December 31, 1998, the Plan received $0.1 million in dividend income from the Company for shares of common stock held. Employee contributions are invested at the direction of the employee participant. Total Plan expenses for the years ended December 31, 1998, 1997, and 1996 were $3.2 million, $2.3 million, and $1.9 million.

In addition, the Company makes retirement contributions to the Plan for employees with at least one year of employment regardless of whether such employees make contributions to the Plan. The Company made retirement

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT
contributions to the Plan of $6.2 million, $5.4 million, and $3.9 million during 1998, 1997, and 1996. The retirement contributions vest 20% on completion of the third year of employment, increasing 20% for each completed year of employment thereafter until fully vested.

                         NOTE 20. SEGMENT INFORMATION

The operations of the Company consist of two primary segments: Credit Card Loan and Home Loan. The Credit Card Loan segment represents consumer lending products, including unsecured, secured, and partially secured credit cards, and includes non-credit card unsecured revolving lines of credit. Credit Card Loan customer relationships are initiated primarily through direct marketing or credit card portfolio acquisitions from other financial institutions. The Home Loan segment represents home equity loans, home equity lines of credit, and other home loans made to individuals targeted by the Company's home loan product marketing programs. Fee-based product revenue, which is received from both Credit Card Loan and Home Loan customers, is included in the respective segment summary financial information.

     It is the Company's practice to analyze its financial performance on a managed basis. Segment information is presented below on the Company's managed loan portfolios. As described in Note 1. above, the Company securitizes certain loans and records such securitizations as sales, which has the effect of removing such loans from the Company's balance sheet.

     The following is a summary of the Company's managed loan segment activity for the years ending December 31, 1998, 1997, and 1996:

                                        CREDIT        HOME
(dollars in thousands)                   CARD         LOAN        OTHER        TOTAL
                                     --------------------------------------------------
                                     YEAR ENDED DECEMBER 31, 1998

Revenue/(1)/                         $ 2,265,286       83,182        929    $ 2,349,397
Net interest income                  $ 1,263,940       72,046       (145)   $ 1,335,841
Provision                            $ 1,058,165       13,496         --    $ 1,071,661
Profit or loss                       $   568,851        7,275       (155)   $   575,971
Assets                               $12,138,380    1,106,568     16,072    $13,261,020

                                     YEAR ENDED DECEMBER 31, 1997

Revenue/(1)/                         $ 1,414,548       79,767         --    $ 1,494,315
Net interest income                  $   971,699       65,184         --    $ 1,036,883
Provision                            $   840,822       10,214         --    $   851,036
Profit or loss                       $   343,071       27,837         --    $   370,908
Assets                               $ 8,838,607    1,063,446         --    $ 9,902,053

                                     YEAR ENDED DECEMBER 31, 1996

Revenue/(1)/                         $ 1,020,093       54,569         --    $ 1,074,662
Net interest income                  $   796,496       53,736         --    $   850,232
Provision                            $   512,940        6,537         --    $   519,477
Profit or loss                       $   296,899       (5,746)        --    $   291,153
Assets                               $ 8,348,252      951,372         --    $ 9,299,624

/(1)/ Segment revenue consists of interest income less interest expense, less an allocated portion of the Capital Securities distributions, plus non-interest income realized on all operating segments.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                  NOTES TO consolidated financial statements

     The impact of securitizations on the Company's consolidated statements of income is to reduce net interest income and the provision for credit losses, and to increase non-interest income. The following is a reconciliation of the Company's segment activity on a managed basis to the consolidated statements of income and financial condition of the Company for the years ending December 31, 1998, 1997, and 1996:

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                       1998            1997           1996
                                                       ---------------------------------------------
                                         REVENUES

Total segment revenue(1)                               $   2,349,397   $   1,494,315   $   1,074,662
Revenue from securitized loans                              (511,520)       (473,208)       (275,178)
Other                                                         23,615          12,908          18,948
                                                       ---------------------------------------------
   Total consolidated revenues                         $   1,861,492   $   1,034,015   $     818,432
                                                       =============================================

                                     NET INTEREST INCOME

Total segment net interest income                      $   1,335,841   $   1,036,883   $     850,232
Net interest income from securitized loans                  (766,592)       (648,153)       (469,261)
Interest income--other                                            --              --           9,847
Other                                                         26,064          10,653           3,795
                                                       ---------------------------------------------
   Total consolidated net interest income              $     595,313   $     399,383   $     394,613
                                                       =============================================

                                 PROVISION FOR CREDIT LOSSES

Total segment provision                                $   1,071,661   $     851,036   $     519,477
Net credit losses from securitized loans                    (525,732)       (701,815)       (393,491)
Other                                                             --              47             593
                                                       ---------------------------------------------
   Total consolidated provision                        $     545,929   $     149,268   $     126,579
                                                       =============================================

                                        PROFIT OR LOSS

Total segment profits                                   $    575,971   $     370,908        $291,153
Corporate and other                                          (85,408)        (59,608)        (33,902)
                                                       ---------------------------------------------
   Income before income taxes                          $     490,563   $     311,300   $     257,251
                                                       =============================================

                                             ASSETS

Total assets for reportable segments                   $  13,261,020   $   9,902,053   $   9,299,624
Securitized loans                                         (7,503,842)     (6,491,144)     (5,610,000)
Allowance for credit losses                                 (451,245)       (145,312)       (114,540)
Other assets                                               1,925,282       1,183,816         776,658
                                                       ---------------------------------------------
    Total consolidated assets                          $   7,231,215   $   4,449,413   $   4,351,742
                                                       =============================================

/(1)/ Total segment revenue consists of interest income less interest expense, less an allocated portion of Capital Securities distributions, plus non-interest income realized on all operating segments.


                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                 NOTE 21. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), the estimated fair values of the Company's financial instruments are disclosed below. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in immediate settlement of the instrument. In addition, these values do not consider the potential income taxes or other expenses that might be incurred upon an actual sale of an asset or settlement of a liability. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent or affect the underlying value of the Company.

     The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

Cash and cash equivalents: Cash and cash equivalents are carried at an amount that approximates fair value.

Federal funds sold: Federal funds sold are carried at an amount that approximates fair value.

Investment securities: The estimated fair values of investment securities by type are provided in Note 4. Investment Securities. Fair value is based on quoted market prices when available, or if unavailable, fair value is estimated using quoted market prices of comparable instruments.

Loans receivable and loans held for securitization or sale: The fair value of loans is estimated by discounting the estimated future cash flows adjusted for differences in loan characteristics.

Due from securitizations and interest receivable: The carrying amounts reported in the Company's consolidated statements of financial condition approximate fair value.

Deposits: The fair values disclosed for demand deposits (money market deposit accounts and certain savings accounts) are equal to the amount payable on demand at the reporting date (carrying amount). Fair value for fixed rate certificates of deposit and other fixed rate deposits are estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Short-term borrowings: The carrying amounts of federal funds purchased approximate fair value.

Long-term borrowings: The fair value of fixed rate senior bank notes is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Capital Securities: The fair value of the Company's Capital Securities is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Off-balance sheet instruments: The fair value of the Company's off-balance sheet instruments (interest rate swaps, interest rate caps, and lending commitments) is based on valuation models, if material, using discounted cash flows (swaps); an assessment of current replacement costs (caps); and valuation models as previously described for loans receivable (lending commitments). Credit card and line of credit lending commitments were determined to have no fair value.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                  NOTES TO consolidated financial statements

     The estimated fair values of the Company's financial instruments are as follows:

DECEMBER 31,
(dollars in thousands)                             1998                              1997
                                      -------------------------------------------------------------
                                        CARRYING          FAIR             CARRYING          FAIR
                                         AMOUNT           VALUE             AMOUNT           VALUE
                                      -------------------------------------------------------------
                                                  ASSETS

Cash and cash equivalents             $   176,348     $   176,348        $   112,522    $   112,522
Federal funds sold                        297,869         297,869            114,960        114,960
Investment securities:
   Available-for-sale                     114,858         114,858              9,482          9,482
   Held-to-maturity                       318,817         323,273            163,274        165,549
Loans held for securitization or sale          --              --            450,233        512,655
Loans receivable                        5,282,014       7,086,561          2,815,364      3,193,248
Interest receivable                        51,801          51,801             30,192         30,192
Due from securitizations                  454,374         454,374            522,387        522,387

                                                LIABILITIES

Deposits                                4,672,298       4,664,957          3,212,766      3,211,636
Short-term borrowings                     472,500         472,500            232,000        232,000
Long-term borrowings                      399,757         412,832                 --             --

Capital Securities                        160,000         231,149            160,000        176,702

                                         OFF-BALANCE SHEET INSTRUMENTS

Interest rate swaps                            --          (3,287)                --          4,544
Interest rate caps                             --              23                 --              9

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

        NOTE 22. PROVIDIAN FINANCIAL CORPORATION (PARENT COMPANY ONLY)
                       STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,
(dollars in thousands)                                                        1998           1997
                                                                           -------------------------
                                              ASSETS
Cash and cash equivalents                                                  $  100,090     $   25,459
Investment securities:
   Held-to-maturity                                                           148,283         52,175
Loans receivable                                                                  272          1,329
Investment in subsidiaries                                                    744,998        743,504
Deferred income taxes                                                         306,234         66,511
Prepaid expenses and other assets                                              10,635         11,250
                                                                           -------------------------
    Total assets                                                           $1,310,512     $  900,228
                                                                           =========================

                                            LIABILITIES

Due to affiliates                                                          $  120,091     $   23,975
Long-term borrowings                                                          164,949        164,949
Income taxes payable                                                          153,626         39,746
Accrued expenses and other liabilities                                         68,659         76,444
                                                                           -------------------------
    Total liabilities                                                         507,325        305,114

                                        SHAREHOLDERS' EQUITY

Common stock, par value $.01 per share (authorized: 400,000,000 shares;
   issued and outstanding: December 31, 1998--141,732,008 shares;
   December 31, 1997--142,734,818 shares)                                         954            954
Additional paid-in capital                                                         --          4,217
Retained earnings                                                             866,005        599,856
Net unrealized loss on available-for-sale securities                             (320)            --
Common stock held in treasury--at cost: December 31, 1998--
   1,405,972 shares; December 31, 1997--403,163 shares                        (63,452)        (9,913)
                                                                           -------------------------
    Total shareholders' equity                                                803,187        595,114
                                                                           -------------------------
    Total liabilities and shareholders' equity                             $1,310,512     $  900,228
                                                                           =========================

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                  NOTES TO consolidated financial statements

                  STATEMENTS OF INCOME (PARENT COMPANY ONLY)

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                      1998              1997               1996
                                                       ------------------------------------------------
                                                REVENUES

    Dividends from subsidiaries                        $    320,000        $       --         $  70,000
    Income on investments                                     5,907             3,945             1,071
    Interest on loans                                           259               310               476
    Other income                                               (103)            9,551             6,249
                                                       ------------------------------------------------
                                                            326,063            13,806            77,796

                                                EXPENSES

    Salaries and employee benefits                           10,832            15,973             9,728
    Provision for possible credit losses                         --                --               (82)
    Interest expense                                             --               392             2,839
    General and administration                               37,424            13,319            (2,919)
                                                       ------------------------------------------------
                                                             48,256            29,684             9,566
                                                       ------------------------------------------------

        Income before income taxes and
          equity in earnings of subsidiaries                277,807           (15,878)           68,230

Income tax benefit                                          (16,819)           (6,022)           (1,664)
Equity in undistributed earnings of subsidiaries              1,820           201,317            89,872
                                                       ------------------------------------------------
        Net Income                                     $    296,446        $  191,461         $ 159,766
                                                       ================================================

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                STATEMENTS OF CASH FLOWS (PARENT COMPANY ONLY)

YEAR ENDED DECEMBER 31,
(dollars in thousands)                                                   1998            1997            1996
                                                                 -----------------------------------------------
                                    OPERATING ACTIVITIES

Net Income                                                       $        296,446  $       191,461  $    159,766
Adjustments to reconcile net income to
   net cash provided by operating activities:
      Provision for credit losses                                              --               --           (82)
      Equity in undistributed earnings of subsidiaries                     (1,820)        (201,317)      (89,872)
      Amortization of deferred compensation                                 4,415            1,280            --
      Decrease (increase) in other assets                                   1,676           (2,299)       (1,478)
      (Increase) decrease in accrued expenses and other liabilities        (5,610)            (276)        7,811
      (Increase) decrease in deferred income taxes receivable            (239,507)           4,981       (11,597)
      Increase in taxes payable                                           122,951            2,428        17,566
      Due to (due from) affiliates                                         96,116             (738)        1,746
                                                                 -----------------------------------------------
         Net Cash Provided (Used) by Operating Activities                 274,667           (4,480)       83,860

                                   INVESTING ACTIVITIES

      Purchases of investment securities                                  (98,496)         (58,000)       (2,175)
      Proceeds from sales/maturities of investment securities                  --            8,000            --
      Net decrease (increase) in investment in subsidiaries                    --           24,678       (55,500)
                                                                 -----------------------------------------------
         Net Cash Used for Investing Activities                           (98,496)         (25,322)      (57,675)

                                   FINANCING ACTIVITIES

      Net decrease in notes payable to affiliates                              --          (42,500)       (8,300)
      Redemption of preferred stock                                            --          (63,270)       (1,290)
      Reimbursement relating to conversion of stock options                    --            6,846            --
      Proceeds from exercise of stock options                              16,464            2,350            --
      Purchase of common stock for treasury                               (97,971)         (18,345)           --
      Put warrant premium                                                   1,325               --            --
      Proceeds from the issuance of junior subordinated debentures             --          164,949            --
      Dividends paid to shareholders                                      (21,358)         (10,526)      (24,587)
                                                                 -----------------------------------------------
         Net Cash (Used) Provided by Financing Activities                (101,540)          39,504       (34,177)
                                                                 -----------------------------------------------

Net increase (decrease) in cash and cash equivalents                       74,631            9,702        (7,992)
Cash and cash equivalents at beginning of year                             25,459           15,757        23,749
                                                                 -----------------------------------------------
Cash and cash equivalents at end of year                         $        100,090  $        25,459  $     15,757
                                                                 ===============================================

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

                        QUARTERLY and common stock data

                          QUARTERLY DATA (UNAUDITED)
           SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)          MARCH 31        JUNE 30        SEPTEMBER 30       DECEMBER 31
                                              ----------------------------------------------------------------------------------

                                                   1998/(1)/

Interest income                                    $  176,577         $   194,220     $   218,226        $   253,556
Interest expense                                       54,756              61,531          61,150             69,829
Net interest income                                   121,821             132,689         157,076            183,727
Provision for credit losses                            57,656             117,851         168,217            202,205
Non-interest income                                   210,703             278,009         357,300            420,167
Non-interest expense                                  182,053             188,925         210,506            243,516
Income before income taxes                             92,815             103,922         135,653            158,173
Net Income                                         $   56,108         $    62,863     $    82,561        $    94,914
Earnings per share--basic                          $     0.39         $      0.44     $      0.58        $      0.67
Earnings per share--assuming dilution              $     0.39         $      0.43     $      0.57        $      0.66
Weighted average common shares
  outstanding--basic (000)                            142,262             142,047         142,044            141,116
Weighted average shares and
  assumed conversions (000)                           144,771             145,169         145,500            144,811


                                                   1997/(1)/

Interest income                                    $  152,171         $   139,699     $   142,679        $   147,944
Interest expense                                       50,098              44,321          44,248             44,443
Net interest income                                   102,073              95,378          98,431            103,501
Provision for credit losses                            33,802              38,950          43,071             33,445
Non-interest income                                   132,997             135,082         179,402            187,151
Non-interest expense                                  132,787             119,128         155,801            165,731
Income before income taxes                             68,481              72,382          78,961             91,476
Net Income                                         $   43,162         $    45,724     $    48,564        $    54,011
Earnings per share--basic/(2)/                     $     0.31         $      0.32     $      0.34        $      0.38
Earnings per share--assuming dilution/(2)/         $     0.30         $      0.32     $      0.34        $      0.37
Weighted average common shares
  outstanding--basic (000)/(2)/                       141,246             142,487         142,571            142,325
Weighted average shares and
  assumed conversions (000)/(2)/                      141,837             143,057         144,089            144,201

/(1)/ All common share and per common share data have been retroactively adjusted for a three-for-two stock split in the form of s stock dividend in December 1998.

/(2)/ Earnings per share for the three months ended March 31, 1997 and June 30, 1997 are presented on a pro forma basis.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT

              COMMON STOCK PRICE RANGES AND DIVIDENDS (UNAUDITED)

                                                                                        DIVIDENDS DECLARED
                                                HIGH                    LOW              PER COMMON SHARE
                                        ------------------------------------------------------------------
                                        1998/(1)/
First quarter                             $  41 21/64                   $  29 11/64         $  0.03
Second quarter                               52 3/8                        38 37/64            0.03
Third quarter                                58 19/64                      37 5/64             0.03
Fourth quarter                               75                            33 43/64            0.05


                                        1997/(1)/
First quarter                                N/A                           N/A                 N/A
Second quarter/(2)/                       $  22 3/8                     $  20                    --
Third quarter                                26 11/24                      20 17/24         $  0.03
Fourth quarter                               30 17/24                      24 5/24             0.03

/(1)/ All common share and per common share data have been retroactively adjusted for a three-for-two stock split in the form of a stock dividend in December 1998 .

/(2)/ From June 10, 1997 spin-off date through June 30, 1997.

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "PVN." There were 9,391 common stockholders of record as of February 26, 1999.

                     PROVIDIAN FINANCIAL 98 ANNUAL REPORT