Form 10-K405, Exhibit 13
period 1999-12-31
PROVIDIAN FINANCIAL CORP
filed 2000-03-30
CIK 1035713

                                                                      Exhibit 13


SELECTED FINANCIAL DATA

Year ended December 31,
(dollars in thousands)                               1999              1998              1997             1996          1995
---------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Interest income                                 $  1,624,276     $     842,579     $    582,493      $    584,182    $    470,513
Interest expense                                     449,070           247,266          183,110           189,569         157,883
---------------------------------------------------------------------------------------------------------------------------------
         Net interest income                       1,175,206           595,313          399,383           394,613         312,630
Provision for credit losses                        1,099,131           545,929          149,268           126,579          79,917
Non-interest income                                2,412,476         1,266,179          634,632           423,819         344,805
Non-interest expense                               1,571,126           825,000          573,447           434,602         362,655
---------------------------------------------------------------------------------------------------------------------------------
         Income before income taxes                  917,425           490,563          311,300           257,251         214,863
Income tax expense                                   367,153           194,117          119,839            97,485          79,411
---------------------------------------------------------------------------------------------------------------------------------
         Net Income                             $    550,272     $     296,446     $    191,461      $    159,766    $    135,452
=================================================================================================================================
Cash dividends declared per common share/(1)/   $       0.20     $        0.15     $       0.07                --              --
=================================================================================================================================
Earnings per share-assuming dilution/(2)/       $       3.78     $        2.04     $       1.33      $       1.08    $       0.89
=================================================================================================================================

STATEMENT OF FINANCIAL CONDITION DATA
Loans held for securitization or sale           $          -     $           -     $    450,233      $    739,706    $    123,330
Loans receivable/(3)/                             11,609,954         5,741,106        2,960,676         2,949,928       3,020,174
Allowance for credit losses                       (1,028,377)         (451,245)        (145,312)         (114,540)        (93,429)
Total assets                                      14,340,877         7,231,215        4,449,413         4,351,742       3,620,893
Deposits                                          10,538,123         4,672,298        3,212,766         3,390,112       2,157,765
Borrowings                                         1,084,345           872,257          232,000           258,500         942,680
Equity                                             1,332,476           803,187          595,114           483,144         349,255

MANAGED FINANCIAL DATA
Credit cards                                    $ 19,049,591     $  12,138,380     $  8,838,607      $  8,348,252    $  5,906,469
Home loans                                         1,976,862         1,106,568        1,063,446           951,382         722,878
---------------------------------------------------------------------------------------------------------------------------------
         Total consumer loans                   $ 21,026,453     $  13,244,948     $  9,902,053      $  9,299,634    $  6,629,347
=================================================================================================================================
Securitized loans                               $  9,416,499     $   7,503,842     $  6,491,144      $  5,610,000    $  3,485,843
Managed revenue                                    4,195,232         2,373,012        1,507,223         1,093,610         817,710

KEY STATISTICS
Total accounts (000s) at year-end                     12,394             7,904            4,617             3,849           2,815
Managed net interest margin/(4)/                       12.33%            11.80%           11.23%            10.89%          11.80%
Managed delinquency ratio/(5)/                          5.66%             5.33%            4.22%             4.36%           3.34%
Managed loan net credit loss ratio/(6)/                 6.94%             7.58%            6.32%             4.82%           3.95%
Net income to average managed assets/(7)/               3.02%             2.30%            1.81%             1.91%           2.24%
Net income to average equity                           52.37%            42.76%           36.79%            38.43%          38.85%
Equity to managed assets                                5.62%             5.50%            5.29%             4.85%           4.91%

(1) On June 10, 1997, Providian Financial Corporation began operations as a separate stand-alone entity. Prior to that date it operated as a wholly owned subsidiary of Providian Corporation. Cash dividends declared during 1997 represent cash dividends paid to common shareholders subsequent to June 10, 1997.
(2) Earnings per share-assuming dilution for the years prior to 1998 are pro forma and have been computed by reducing net income as reported by pro forma adjustments to arrive at pro forma net income available to common shareholders and then dividing this number by the pro forma weighted average number of common shares outstanding. See Notes to Consolidated Financial Statements included elsewhere in this document.
(3)  Represents all consumer credit products.
(4) Reflects total interest accrued on managed consumer loans, less the Company's actual cost of funds, costs associated with securitizations, including investor interest, amortization of fees, and accretion of discounts, as a percentage of average managed consumer loans.
(5) Reflects delinquencies, i.e., consumer loans that are 30 days or more past due, at period end, as a percentage of managed consumer loans at period end.
(6) Represents principal amounts charged off, less recoveries, as a percentage of average managed consumer loans during the period; fraud losses are not included.
(7) Average managed assets include total managed assets of the Company, including all consumer loan portfolios.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion is intended to further the reader's understanding of the consolidated financial condition and results of operations of Providian Financial Corporation (the "Company"). It should be read in conjunction with the Company's historical financial statements included in this Annual Report and the data set forth under "Selected Financial Data." Prior to June 1997, the Company operated as a separate business unit of the former Providian Corporation. In June 1997, Providian Corporation distributed one share of Providian Financial Corporation common stock for each share of Providian Corporation common stock held by Providian Corporation's stockholders of record (the "spin-off"). The discussion of comparative financial results that includes the year ended December 31, 1997 is based on the historical financial information of the Company as a business unit of its former parent. The historical financial statements of the Company prior to the spin-off do not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate stand-alone entity during the periods covered. In addition, the historical financial statements of the Company may not be indicative of the Company's future performance. Certain prior year amounts included in the tables herein have been reclassified to conform to the 1999 presentation.

FORWARD-LOOKING INFORMATION
Certain statements in this Annual Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Forward-looking statements include expressions of "belief," "anticipation," or "expectations" of management, statements as to industry trends or future results of operations of the Company, and other statements that are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition, delinquencies, credit losses, vendor relationships, funding costs and availability, general economic conditions, government policy and regulations, risks related to growth, product development, acquisitions, operations, and litigation. These and other risks and uncertainties are described in detail in the Company's 1999 Annual Report on Form 10-K under the heading "Cautionary Statements." Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statements.

GENERAL
The Company is a leading provider of consumer lending products, including credit cards and membership services products. In addition, the Company offers various deposit products, including retail deposit products offered on the Internet. In 1999, the Company purchased GetSmart.com, Inc., an online marketplace that provides consumer and business financial product information and lender connections through proprietary search and application technology. The Company offers its products primarily through its banking subsidiaries, Providian National Bank, a national bank, and Providian Bank, a Utah industrial loan corporation. The Company's products are offered to a broad spectrum of consumers within the United States and in the United Kingdom. Credit card products range from gold and platinum cards with high credit lines to lower line classic and secured cards designed for consumers underserved by traditional financial institutions. The primary factors affecting the profitability of the Company's consumer lending business are growth in the number of customer accounts and outstanding loan balances, net interest margin on loans, fee revenue, credit usage, credit quality (delinquencies and credit losses), level of solicitation and marketing expenses, and account servicing efficiency.

     The Company generates revenue primarily through finance charges assessed on outstanding loans receivable, through fees paid by customers related to loan activity and performance (late, overlimit, cash advance, processing, and annual membership fees), and from membership services revenue, which results from the sale of various proprietary services that complement the Company's credit products. Interchange fees related to credit card products are received from bankcard associations based on customer purchase activity. In addition, the Company earns interest revenue on its investments held for liquidity purposes.

     The Company's primary expenses are the costs of funding assets, credit losses, operating expenses, including salaries and employee benefits, advertising and solicitation costs, data processing and communication costs, and income taxes. Solicitation costs (such as printing, postage, and credit bureau costs) are incurred and expensed prior to the acquisition of new accounts, while the revenue associated with the accounts is earned over the life of the acquired accounts. In accordance with generally accepted accounting principles (GAAP), direct nonsolicitation costs associated with successful account acquisition efforts are capitalized, offset against up-front processing fees, and amortized over the life of the related account (a maximum of one year for credit cards).

     The Company's return on average assets has steadily improved over the past three years, increasing to 5.37% in 1999. The Company's market focus is to seek out profitable consumer segments and apply its risk adjusted, return driven approach to customer segmentation and pricing. The Company believes this strategy is responsible for its continued overall superior financial performance. The Company continued to strengthen its balance sheet in 1999 with improved profitability, combined with a high level of capital retention, and was able to increase its return on equity to 52.37% in 1999 from 42.76% in 1998.

     Beginning in May 1999, the Company was the subject of media coverage concerning complaints made by some of its customers regarding certain sales and collections practices. Following the initial media coverage, the San Francisco District Attorney's Office began an investigation into the Company's sales and collections practices, including the marketing of certain membership services products and the posting of customer payments. In November 1999, the Company received an inquiry from the Connecticut Attorney General's Office seeking information in connection with a civil investigation into the Company's credit card issuance and billing practices. A number of lawsuits including putative class actions, some of which have been consolidated, have been filed against the Company and, in some cases, against certain of the Company's subsidiaries by current and former customers of the Company, alleging unfair and deceptive business practices. Another putative class action (In re Providian Securities Litigation) alleges, in general, that the Company and certain of its officers made false and misleading statements concerning its future prospects and financial results in violation of the federal securities laws. For more detailed information on legal proceedings affecting the Company, see "Legal Proceedings" in Item 3 of Part I of the Company's 1999 Annual Report on Form 10-K.

     On February 29, 2000, the Company announced that it is realigning resources previously dedicated to its home loan business. The Company expects to utilize these resources, including employees and facilities, in its credit card and e-commerce businesses, which are experiencing rapid growth and have greater potential returns, and to continue to service its existing home loan portfolio. The Company plans to provide access to home loan products online through its GetSmart.com Web site to new and existing customers. As a result, the Company will refer home loans to other lenders rather than originating them. The Company does not expect the realignment of resources dedicated to its home loan business to have a material impact on its financial condition or results of operations.

EARNINGS SUMMARY
The following discussion provides a summary of 1999 results compared to 1998 results and 1998 results compared to 1997 results. Each component of the results is discussed in further detail in subsequent sections of this analysis.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998 Net income for the year ended December 31, 1999 was $550.3 million, representing an increase of 86% over net income of $296.4 million for the year ended December 31, 1998. The underlying drivers of performance for the Company during 1999 were account and managed loan growth, which, in turn, drove revenue growth. Managed loans, which include reported and securitized loans, increased by $7.8 billion, or 59%, during the year ended December 31, 1999. This growth was achieved through increases in the Company's loan originations (particularly loans made under lower line credit card products) and product upgrades for qualifying customers in our lower line classic and secured card portfolios. Accounts grew by 4.5 million as a result of our various marketing campaigns and improved customer retention associated with the Company's customer satisfaction programs.

     Managed revenue for 1999 was more equally distributed between net interest income and non-interest income compared to 1998, during which managed revenue was slightly weighted toward net interest income. Managed net interest income was $2.11 billion in 1999 as compared to $1.36 billion in 1998, representing 55% growth. The managed net interest margin on loans increased to 12.33% in 1999 from 11.80% in 1998. This increase reflects a 44% increase in average managed loans, concentrated in the Company's higher yielding portfolios, and reduced reliance on low introductory rate offers. Managed non-interest income grew 106% to $2.09 billion in 1999 compared to $1.01 billion in 1998. The combination of 57% account growth and improvements in loan activity fees, membership services revenue, and loan performance fees drove these positive results.

     The managed net credit loss rate decreased to 6.94% in 1999 from 7.58% in 1998, reflecting strong asset growth and improved credit loss rates on acquired portfolios. The 30+ day managed delinquency rate as of December 31, 1999 increased to 5.66% from 5.33% for the same date in 1998 and reflects the seasoning of the Company's lower line asset classes. This seasoning is expected to result in a reversal of the favorable loan loss trend the Company realized during 1999, with the managed net credit loss rate expected to increase in 2000. Non-interest expense increased $746.1 million during 1999 to $1.57 billion, due to the expenses associated with servicing a greater number of customers and increased marketing activity.


RETURN ON ASSETS                   RETURN ON EQUITY
(percent)                          (percent)
 97       98        99              97         98       99
4.57     5.10      5.37            36.79     42.76     52.37

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997 Net income for the year ended December 31, 1998 was $296.4 million, representing an increase of 55% over net income of $191.5 million for the year ended December 31, 1997. This increase was primarily attributable to strong growth in fee revenue through increased penetration rates for sales of membership services products to the Company's existing customers and the introduction of new product configurations. In addition, the Company continued to increase its earning assets and strengthen net interest margins while relying less on low introductory rates to attract customers. Managed loans, which include reported and securitized loans, increased by $3.3 billion, or 34%. This growth was achieved through strategic acquisitions of credit card portfolios combined with increases in the Company's loan originations (particularly loans made under lower line credit card products) and activation of existing customer accounts ("core accounts").

     Repricing programs implemented in 1997 to manage for risk adjusted return contributed to an increase in the Company's managed net interest margin on loans to 11.80% in 1998 from 11.23% in 1997. The managed net credit loss rate increased to 7.58% in 1998 from 6.32% in 1997, reflecting higher credit loss rates on acquired portfolios. Core account credit quality and delinquency trends were generally stable during 1998, with the managed net credit loss rate, excluding acquired portfolios, remaining virtually unchanged at 6.33% compared to 6.32% in 1997. Non-interest income represented 43% of managed revenue in 1998, up from 31% in 1997. The dollar contribution to managed revenue from non-interest income doubled compared to 1997, to $1.01 billion, resulting from increased sales of membership services products and increased revenue from loan activity and performance fees, including annual membership, processing, cash advance, late, and overlimit fees. The Company reinvested a portion of the increased managed revenue to strengthen loan loss reserves, increase marketing investment, and build infrastructure, such as expanding the employee base and product support systems. Non-interest expense increased $251.1 million during 1998 to $825 million, due to the expenses associated with servicing a greater number of customers and increased marketing activity.


NET INCOME
($ in millions)
 97        98         99
191.5     296.4     550.3


MANAGED CONSUMER LOAN PORTFOLIO AND THE IMPACT OF SECURITIZATION

The Company securitizes credit card, home loan, and secured credit card receivables. For additional discussion of the Company's securitization activities, see "-Funding and Liquidity." Securitized assets sold to external investors are not considered assets of the Company and therefore are not shown on the Company's consolidated statements of financial condition. It is, however, the Company's practice to analyze its financial performance on a managed loan portfolio basis. To perform this analysis, the Company uses an adjusted income statement and statement of financial condition, which add back the effect of securitizations. The following table summarizes the Company's managed loan portfolio:

Year ended December 31,
(dollars in thousands)                               1999              1998          1997
-----------------------------------------------------------------------------------------
YEAR-END BALANCES

Reported consumer loans                     $  11,609,954     $   5,741,106   $ 3,410,909
Securitized consumer loans                      9,416,499         7,503,842     6,491,144
-----------------------------------------------------------------------------------------
     Total managed consumer
       loan portfolio                       $  21,026,453     $  13,244,948   $ 9,902,053
=========================================================================================
AVERAGE BALANCES
Reported consumer loans                     $   8,399,577     $   4,621,709   $ 3,173,231
Securitized consumer loans                      8,082,412         6,821,800     6,192,243
-----------------------------------------------------------------------------------------
     Total average managed
       consumer loan portfolio              $  16,481,989     $  11,443,509   $ 9,365,474
=========================================================================================
OPERATING DATA AND RATIOS
Reported:
    Average earning assets                  $   9,600,878     $   5,237,785   $ 3,632,200
    Return on average assets                         5.37%             5.10%         4.57%
    Net interest margin/(1)/                        12.24%            11.37%        11.00%
Managed:
    Average earning assets                  $  17,683,290     $  12,059,585   $ 9,824,443
    Return on average assets                         3.02%             2.30%         1.81%
    Net interest margin/(1)/                        11.92%            11.29%        10.66%

(1) Net interest margin is equal to net interest income divided by average earning assets.

Financial Statement Impact Securitizations are treated as sales under GAAP. The Company receives the proceeds of the sale, and the securitized loans are removed from the Company's consolidated statements of financial condition. In certain cases, the Company has retained a subordinated interest in the pool of assets included in a securitization, with a right to receive collections allocated to such subordinated interest after payment to investors. Such retained interests are recorded at fair value and are included in "Due from securitizations" on the Company's consolidated statements of financial condition. At the time it enters into a securitization, the Company recognizes an "interest-only strip receivable" asset, which is the present value of the projected excess servicing income during the period the securitized loans are projected to be outstanding. "Excess servicing income" refers to the excess of the finance charge and fee revenue generated by the securitized loans over the sum of the interest paid to investors, related credit losses, servicing fees, and other transaction expenses. During the revolving period of a securitization, an additional interest-only strip receivable is recognized each month, as additional receivables are transferred to investors to replenish the investors' share of principal collections on the securitized loans. Revenue resulting from excess servicing income is recognized each month first as a reduction of the interest-only strips receivable and then, to the extent the amount received exceeds the related component of the interest-only strips receivable, as servicing and securitization income.

     When loans are securitized, the Company retains a "seller's interest" generally equal to the total amount of the pool of assets included in the securitization less the investors' portion of those assets. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, and credit losses, the amount of the seller's interest will vary. The seller's interest is classified on the Company's consolidated statements of financial condition as loans receivable at par less the associated allowance for credit losses. Periodically, the Company transfers new loans receivable into a securitized pool in order to maintain the seller's interest above an agreed-upon minimum balance.

     The Company services the accounts underlying the securitized loans and earns a monthly servicing fee, which is generally offset by the servicing costs incurred by the Company. Accordingly, servicing assets have not been recognized in connection with the Company's securitizations.

     The effect of securitization accounting on the Company's consolidated statements of income is to reduce net interest income and the provision for credit losses, and to increase non-interest income. For the years ended December 31, 1999, 1998, and 1997, securitization accounting had the effect of: reducing net interest income by $933 million, $767 million, and $648 million; reducing the provision for credit losses by $607 million, $512 million, and $473 million; and increasing non-interest income by $326 million, $255 million, and $175 million. Because credit losses on the securitized loans are reflected as a reduction in servicing and securitization income rather than a reduction of the allowance for credit losses, the Company's provision for credit losses is lower than would be the case had such loans not been securitized.

Cash Flow Impact When loans are securitized, the Company receives cash proceeds from investors, net of underwriting or placement fees. The Company uses these proceeds to reduce other funding liabilities, invest in short-term liquid investments, fund new loans, and for other general corporate purposes. The investors' share of finance charge and fee collections generated by the securitized loans is distributed each month to pay interest to investors, related credit losses, servicing fees, credit enhancement costs, and other transaction expenses. Any finance charge and fee cash flow remaining after such payments is treated as excess servicing income and is generally retained by or remitted back to the Company. During the revolving period of a securitization, the Company generally retains the investors' share of principal collections in exchange for the transfer of additional loans receivable into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a specified amount each month) is either distributed each month to the investors or held in an account until it accumulates to the total invested amount, at which time it is paid to the investors.

RISK ADJUSTED REVENUE AND RETURN
The Company has developed segmentation and credit risk models designed to identify qualified consumers who fit the Company's risk parameters. The Company offers various configurations of credit and related products with multiple pricing options to optimize the risk/return trade-off. Various credit products are offered to customer segments under separate underwriting criteria. Interest rates are sometimes adjusted after the account is opened to reflect changes in the credit environment. Many accounts include performance-based pricing terms pursuant to which interest rates may increase if the customer fails to comply with the terms of the account agreement.

     One measure of product profitability that incorporates revenue and the most significant costs inherent in consumer loan risk analysis is risk adjusted revenue, which is net interest income on loans plus non-interest income less net credit losses. The Company uses risk adjusted revenue as a measure of loan portfolio profitability, consistent with its goal of matching the revenue base of customer accounts with the risk undertaken. Risk adjusted revenue may also be expressed as a percentage of average consumer loans, in which case it is referred to as risk adjusted return.

     Managed risk adjusted revenue and return for the year ended December 31, 1999 were $2.97 billion and 18.05%, compared to $1.49 billion and 13.06% for the year ended December 31, 1998. The increase during 1999 was a result of growth in portfolios with higher yields priced according to customer risk, declining use of low introductory rates on new accounts, and strong growth in fee revenue per customer. The increase in managed risk adjusted revenue and return also reflects the decrease in managed net credit loss rates, which were 6.94% for the year ended December 31, 1999, compared to 7.58% for the previous year, reflecting strong asset growth and declining credit loss rates on acquired portfolios.

     Managed risk adjusted revenue and return for the year ended December 31, 1998 were $1,493.8 million and 13.06%, compared to $919.7 million and 9.82% for the year ended December 31, 1997. The increase during 1998 was a result of increased yields on portfolios priced to address customer risk, declining use of introductory rates on new accounts, and higher fee revenue per customer. The increase was partially offset by an increase in managed net credit losses, which were 7.58% for the year ended December 31, 1998, compared to 6.32% for the previous year, reflecting higher credit loss rates on acquired portfolios.

RISK ADJUSTED REVENUE/(1)/               RISK ADJUSTED RETURN/(1)/
($ in millions)                          (percent)
 97        98       99                     97       98       99
919.7   1,493.8   2,974.4                9.82     13.06    18.05

/(1)/ Presented on a managed             /(1)/ Presented as a percentage
      loan basis.                              of managed loans.

     The components of risk adjusted revenue are discussed in more detail in subsequent sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

NET INTEREST INCOME AND MARGIN
Net interest income is interest earned from loan and investment portfolios less interest expense on deposits and borrowings. Managed net interest income includes net interest income and interest earned from securitized loans receivable and spread accounts less interest paid to securitization investors.

     Managed net interest income for the year ended December 31, 1999 was $2.11 billion, compared to $1.36 billion for 1998, representing an increase of $746 million, or 55%. Managed net interest margin on average managed loans increased to 12.33% for the year ended December 31, 1999, from 11.80% for the year ended December 31, 1998. The increase in managed net interest income and margin resulted from an increase of approximately $5.0 billion in average managed loans combined with higher finance charge yields. The higher finance charge yields resulted from an increase in the number of lower line credit card accounts, which generate higher overall finance charge rates and fee income, consistent with the Company's risk adjusted approach to pricing.

     Managed net interest income for the year ended December 31, 1998 was $1.36 billion, compared to $1.05 billion for 1997, representing an increase of $314 million, or 30%. Managed net interest margin on average managed loans increased to 11.80% for the year ended December 31, 1998, from 11.23% for the year ended December 31, 1997. The increase in managed net interest income and margin reflects an increase of approximately $2.1 billion in average managed loans, combined with higher finance charge yields related to an increase in the number of accounts for lower line credit card products.

     The Company offers both variable rate and fixed rate consumer loan products and maintains both fixed rate and variable rate funding sources. See "- Asset/Liability Risk Management" for a discussion of the Company's interest rate risk management strategy.

NET INTEREST INCOME/(1)/                 NET INTEREST MARGIN/(1)/
($ in millions)                          (percent)
   97         98         99                97       98        99
1,047.5     1,361.9   2,108.3            11.23    11.80     12.33

/(1)/ Presented on a managed             /(1)/ Presented as a percentage
      loan basis.                              of managed loans.

STATEMENT OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

The following table provides an analysis of reported interest income, interest expense, net interest spread, and average balances for the years ended December 31, 1999, 1998, and 1997. Interest income and interest expense margins are presented as a percentage of average earning assets, which include interest-earning consumer loan portfolios and investments held for liquidity purposes.

Year ended December 31,
(dollars in thousands)                            1999                          1998                              1997
-----------------------------------------------------------------------------------------------------------------------------------
                                     Average     Income/    Yield/    Average      Income/   Yield/    Average     Income/   Yield/
                                     Balance     Expense     Rate     Balance      Expense    Rate     Balance     Expense    Rate
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Interest-earning assets
  Consumer loans                  $ 8,399,577  $ 1,559,285  18.56%  $ 4,621,709  $ 807,824   17.48%  $ 3,173,231  $ 556,918  17.55%
  Interest-earning cash               127,455        6,222   4.88%       43,493      2,262    5.20%       88,048      4,812   5.47%
  Federal funds sold                  663,884       34,334   5.17%      264,669     14,071    5.32%      239,267     13,170   5.50%
  Investment securities               409,962       24,435   5.96%      307,914     18,422    5.98%      131,654      7,593   5.77%
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning
  assets                            9,600,878  $ 1,624,276  16.92%    5,237,785  $ 842,579   16.09%    3,632,200  $ 582,493  16.04%
Allowance for loan losses            (700,908)                         (327,689)                        (131,602)
Other assets                        1,344,302                           897,403                          685,370
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                      $10,244,272                       $ 5,807,499                      $ 4,185,968
===================================================================================================================================
LIABILITIES AND EQUITY
Interest-bearing liabilities
  Deposits                        $ 6,495,080  $   356,736   5.49%  $ 3,736,523  $ 204,335    5.47%  $ 3,014,087  $ 164,252   5.45%
  Borrowings                        1,543,719       92,334   5.98%      712,478     42,931    6.03%      310,017     18,858   6.08%
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
  liabilities                       8,038,799  $   449,070   5.59%    4,449,001  $ 247,266    5.56%    3,324,104  $ 183,110   5.51%
Other liabilities                     994,783                           505,167                          196,182
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                   9,033,582                         4,954,168                        3,520,286
Capital securities                    160,000                           160,000                          145,096
Equity                              1,050,690                           693,331                          520,586
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
  equity                          $10,244,272                       $ 5,807,499                      $ 4,185,968
===================================================================================================================================

NET INTEREST SPREAD                                         11.33%                           10.53%                          10.53%
===================================================================================================================================
Interest income to
  average interest-
  earning assets                                            16.92%                           16.09%                          16.04%
Interest expense to
  average interest-
  earning assets                                             4.68%                            4.72%                           5.04%
-----------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                         12.24%                           11.37%                          11.00%
===================================================================================================================================

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

Year ended December 31,
(dollars in thousands)                     1999 vs. 1998                        1998 vs. 1997
-------------------------------------------------------------------------------------------------------
                                   Increase     Change due to/(1)/     Increase      Change due to/(1)/
                                              ---------------------                --------------------
                                  (Decrease)     Volume      Rate     (Decrease)     Volume       Rate
-------------------------------------------------------------------------------------------------------
INTEREST INCOME
Consumer loans                    $ 751,461   $  698,653   $ 52,808   $ 250,906    $ 253,136   $ (2,230)
Federal funds sold                   20,263       20,671       (408)        901        1,347       (446)
Other securities                      9,973       10,182       (209)      8,279        8,220         59
-------------------------------------------------------------------------------------------------------
Total interest income               781,697      729,506     52,191     260,086      262,703     (2,617)

INTEREST EXPENSE
Deposits                            152,401      151,650        751      40,083       39,478        605
Borrowings                           49,403       49,762       (359)     24,073       24,230       (157)
-------------------------------------------------------------------------------------------------------
Total interest expense              201,804      201,412        392      64,156       63,708        448
-------------------------------------------------------------------------------------------------------
Net interest income               $ 579,893   $  528,094   $ 51,799   $ 195,930    $ 198,995   $ (3,065)
=======================================================================================================

(1) The changes due to both volume and rates have been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in interest income and expense are calculated independently for each line in the table.

NON-INTEREST INCOME

Non-interest income, which consists primarily of servicing and securitization income and credit product fee income, represented approximately 60% of gross reported revenues for each of the years ended December 31, 1999 and 1998. Total non-interest income increased 90.5%, or $1.15 billion, to $2.41 billion in 1999 over 1998. This increase is attributable to increased credit product fee income realized from membership services revenue and loan activity and loan performance fees resulting from an increased customer base.

     NON-INTEREST INCOME
     ($ in millions)
     1997       634.6
     1998     1,266.2
     1999     2,412.5

     Total non-interest income increased 99.5%, or $631.5 million, to $1.27 billion in 1998 over 1997. This increase was attributable to increased credit product fee income realized from membership services revenue, loan activity and performance fees, and higher average securitized loan balances.

Servicing and Securitization Income Servicing and securitization income relates directly to securitized loans. It includes a servicing fee, which generally offsets the Company's cost of servicing the securitized loans, excess servicing income, and gains or losses from the transfer of financial assets (see "-Managed Consumer Loan Portfolio and the Impact of Securitization"). To the extent subsequent cash flows for excess servicing income exceed the projected amounts, which were recorded at present value, the Company will recognize additional servicing and securitization income during the period in which the servicing is provided.

     The Company has issued $15.7 billion in public and private asset-backed securities since 1989 and has increased the amount of receivables securitized as the amount of total managed loans has increased. As of

December 31, 1999, securitizations outstanding provided $9.3 billion in funding, representing 42% of total managed funding, compared with $7.4 billion, or 53%, as of December 31, 1998 and $6.8 billion, or 62%, as of December 31, 1997. Securitizations outstanding decreased as a percentage of total managed funding as of December 31, 1999, due to the Company's efforts to diversify its funding sources and increase deposit funding. A more detailed discussion of the Company's funding sources and the role of securitization activities is set forth under "--Funding and Liquidity."

     Because excess servicing income on securitized loans essentially represents a recharacterization of net interest income and credit product fee income less the provision for loan losses and servicing expense, it will vary based upon those factors. Thus, changes in net credit losses (see "--Asset Quality, Net Credit Losses") and changes in interest rates (to the extent that the receivables and interest payable to investors are based upon floating rates) will cause excess servicing income to vary (see "--Asset/Liability Risk Management").

     For the year ended December 31, 1999, servicing and securitization income increased $60.9 million from the prior year, to $620.2 million. Excess servicing yields on securitized loans remained stable, with increasing finance charge and fee revenue being offset by increases in net credit losses related to the securitization of acquired portfolios. The increase in excess servicing revenue was partially offset by a reduction in the interest earned on principal funding accounts compared to the prior year due to the repayment of securitizations that matured in September 1998. For the year ended December 31, 1998, servicing and securitization income increased $156.9 million from the prior year, to $559.3 million. This increase reflects higher overall finance charge and fee revenue on securitized loans and higher average securitized loans receivable, partially offset by increased net credit losses and a year-over-year reduction of the gain on sale upon transfer of assets. See "--Managed Consumer Loan Portfolio and the Impact of Securitization."

Credit Product Fee Income Credit product fee income includes loan activity fees, loan performance fees, and membership services revenue. For the years ended December 31, 1999, 1998, and 1997, credit product fee income was $1,754.1 million, $703.5 million, and $230.8 million. The Company expects credit product fee income growth to moderate in 2000. Certain fee revenue realized from securitized loans is not included in credit product fee income but instead is recorded as part of servicing and securitization income.

     Strong growth in new customers, customers that purchased membership services products, and rising loan activity fee volume contributed to an increase in credit product fee income during the year ended December 31, 1999 over 1998. For the years ended December 31, 1999, 1998, and 1997, loan activity fees, which include interchange income and cash advance, annual membership, and processing fees, totaled $803.5 million, $349.9 million, and $103.2 million. Loan activity fee income increased as account growth resulted in increased annual membership fees, cash advance fees, and interchange income. Loan performance fees include late, returned check, and overlimit charges. For the years ended December 31, 1999, 1998, and 1997, loan performance fees totaled $386.4 million, $197.4 million, and $84.6 million, reflecting account growth and increases in late fee rates. Membership services revenue results primarily from the sale of Credit Protection, Home Protection, Providian Health Advantage, Destination Unlimited, and various other proprietary services that complement the Company's credit products.(1) The Company recognizes membership services revenue ratably over the term of the product, net of an allowance for estimated refunds, beginning after the end of the free or money-back guarantee period, if any. For the years ended December 31, 1999, 1998, and 1997, membership services revenue totaled $564.1 million, $156.1 million, and $43.0 million. The increases reflect increased penetration rates for sales of membership services products and increases in the customer base of the Company's lower line credit card product offerings, which generate higher levels of membership services revenue. During 1999, loan performance fees as a percentage of reported average loans decreased as a result of the Company's customer satisfaction initiatives.

NON-INTEREST EXPENSE

Non-interest expense includes employee salaries and benefits; loan solicitation and advertising costs; occupancy, furniture, and equipment costs; data processing and communication costs; and other non-interest expense. Loan solicitation and advertising costs include printing, postage, telemarketing, list processing, and credit bureau costs paid to third parties in connection with account solicitation efforts. The Company also incurs advertising costs to promote its credit card and Internet product offerings. In accordance with GAAP, the Company has capitalized only the direct nonsolicitation costs (loan origination costs) associated with successful account acquisition efforts, after offsetting up-front processing fees. Capitalized loan origination costs are amortized over the privilege period (currently one year) for credit card loans or the estimated life of the loans for home loans, unless the loans are securitized, in which case the costs are taken as an expense prior to the securitization. The majority of loan origination costs are expensed as incurred. In the years ended December 31, 1999, 1998, and 1997, the Company amortized loan origination costs of $63.0 million, $44.9 million, and $37.7 million. For the years ended December 31, 1999, 1998, and 1997, total loan solicitation costs including amortized loan origination costs, were $428.6 million, $196.5 million, and $143.0 million. The increase in loan solicitation costs reflects increased direct mail volumes and new marketing initiatives, including television and Internet advertising campaigns.

(1) Home Protection, Providian Health Advantage, and Destination Unlimited are service marks of Providian Financial.

     Non-interest expense also includes salary and benefit expenses, such as staffing costs associated with marketing, customer service, collections, and administration. Other non-interest expense includes third-party data processing and communication costs, occupancy expenses, and other operational expenses, such as collection costs, fraud losses, and bankcard association assessments. The following table presents non-interest expense for the years ended December 31, 1999, 1998, and 1997:

Year ended December 31,
(dollars in thousands)                1999            1998             1997
----------------------------------------------------------------------------
NON-INTEREST EXPENSE
Salaries and employee
  benefits                      $    494,089      $  265,411      $  196,761
Solicitation and advertising         428,617         196,528         142,956
Occupancy, furniture,
  and equipment                       84,157          49,908          37,610
Data processing and
  communication                      125,219          74,603          50,108
Other                                439,044         238,550         146,012
----------------------------------------------------------------------------
    Total                       $  1,571,126      $  825,000      $  573,447
============================================================================

Impact of Year 2000 In accordance with Year 2000 readiness guidelines established by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation, which regulate the Company's banking subsidiaries, the Company initiated a Year 2000 project in November 1996. The Company's Year 2000 project consisted of five phases: (1) planning, in which the Year 2000 project team defined the approach to addressing the Year 2000 issue;
(2) inventory, in which the Company's vendors, hardware, internally developed systems, and third-party-provided software were inventoried and critical systems and critical vendors identified; (3) assessment, in which Year 2000 readiness of the Company's systems was assessed; (4) modification, in which affected systems were replaced, repaired, upgraded, or retired; and (5) testing for Year 2000 compliance.

     All five phases of the Company's Year 2000 project were completed substantially as scheduled. The Company's testing of all systems was completed in July 1999, with testing of internally developed critical systems and third-party-provided critical systems continuing as enhancements were made to the compliant code. During the last three months of 1999, the Company's Year 2000 project focused on reviewing controls in place to ensure that systems that were Year 2000 ready remained so, and on liquidity and cash management planning, as well as validating contingency plans and business resumption and disaster recovery plans. The Company has not experienced any material disruption in its operations as a result of the Year 2000 date rollover. Monitoring and validation are scheduled to continue through the end of 2000 to verify that all systems and applications continue to function properly.

     The Company incurred $13.2 million in Year 2000 project expenses through December 31, 1999, and the Company's total Year 2000 project costs are expected to be approximately $13.5 million. The Company has funded all Year 2000-related costs through operating cash flows. Year 2000 costs have been expensed as incurred, and such costs have not had a material impact on the Company's financial results or condition.

INCOME TAXES

The Company recognized income tax expense of $367.2 million, $194.1 million, and $119.8 million for the years ended December 31, 1999, 1998, and 1997. The Company's effective tax rate increased to 40.02% for the year ended December 31, 1999 from 39.57% for the year ended December 31, 1998. See Notes to Consolidated Financial Statements, included elsewhere herein, for further explanation of the income tax expense and a reconciliation of reported income taxes to the amount computed by applying the United States federal statutory rate to income before taxes.

ASSET QUALITY

The Company's delinquencies and net credit losses reflect, among other factors, the quality of loans, the average age of the Company's loans receivable (generally referred to as "seasoning"), the success of the Company's collection efforts, and general economic conditions. The quality of loans is subject to the segmentation and underwriting criteria used, account management, seasoning, and demographic and other factors.

     The level of net credit losses directly affects earnings when reserves are established through recognition of provisions for credit losses. Provisions for credit losses generally depend on historical levels of net credit losses and current trends. As new portfolios of consumer loans are originated or acquired, management uses historical credit loss and delinquency analyses of similar, more seasoned loan portfolios and other qualitative factors to establish an allowance for credit losses inherent in the existing portfolio (see "-Allowance and Provision for Credit Losses"). As net credit losses are experienced, the previously established reserve is used to absorb the credit losses. Additionally, the Company adjusts the allowance for credit losses to reflect the sale of securitized loans and the removal of the related net book value from the consolidated statements of financial condition.

     The Company's policy is to recognize principal credit losses on all delinquent unsecured loans (including the unsecured portion of any partially secured credit card loans) no more than 180 days after the delinquency occurs, unless the accountholder cures the default by making a partial payment that qualifies under the Company's standards. Accounts of bankrupt credit card customers are charged off upon notification of bankruptcy. Accounts of deceased credit card customers are charged off upon determination of uncollectibility but in no case later than 180 days after notification. Home loans are reviewed when a loss of all or part of the principal balance of the loan is anticipated, and an allowance for credit losses is established in the amount by which the book value of the loan exceeds the estimated net realizable value of the underlying collateral. Anticipated losses on home loans are charged off no later than 180 days after payments on such loans become delinquent. At the time a loan is charged off, accrued but unpaid finance charge and fee income is reversed against current earnings but is maintained on the customer's record in the event of a future recovery. After a loan is charged off, the Company continues collection activity, to the extent legally permissible. Any collections on previously charged off loans are recognized as recoveries when realized.

Delinquencies The following table presents the delinquency trends of the Company's reported and managed consumer loan portfolios as of December 31, 1999, 1998, and 1997. An account is contractually delinquent if the minimum payment is not received by the next billing date. Total 30+ day delinquencies on managed loans increased to 5.66% as of December 31, 1999 from 5.33% as of December 31, 1998. This increase reflects the overall change in the loan portfolio composition and account seasoning in lower line credit card asset classes.

December 31,
(dollars in thousands)                       1999                                  1998                              1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                     % of                                  % of                            % of
                                 Loans           Total Loans            Loans          Total Loans            Loans    Total Loans
-----------------------------------------------------------------------------------------------------------------------------------
REPORTED/(1)/
Loans outstanding          $    11,609,954         100.00%        $    5,741,106         100.00%       $    3,410,909       100.00%
Loans delinquent:
    30-59 days             $       245,690           2.11%        $      116,827           2.03%       $       40,483         1.19%
    60-89 days                     176,367           1.52%                73,784           1.29%               35,310         1.03%
    90 or more days                370,262           3.19%               135,980           2.37%               66,421         1.95%
-----------------------------------------------------------------------------------------------------------------------------------
        Total              $       792,319           6.82%        $      326,591           5.69%       $      142,214         4.17%
===================================================================================================================================
MANAGED
Loans outstanding          $    21,026,453         100.00%        $   13,244,948         100.00%       $    9,902,053       100.00%
Loans delinquent:
    30-59 days             $       388,240           1.84%        $      254,329           1.92%       $      139,245         1.41%
    60-89 days                     266,234           1.27%               156,276           1.18%               96,462         0.97%
    90 or more days                535,361           2.55%               295,967           2.23%              182,146         1.84%
-----------------------------------------------------------------------------------------------------------------------------------
       Total               $     1,189,835           5.66%        $      706,572           5.33%       $      417,853         4.22%
===================================================================================================================================

(1)      Includes consumer loans held for securitization.

30+ DAY DELINQUENCY & CREDIT LOAN RATIOS (percent)

     Managed Loan Net Credit Loss Ratio
     1997                      6.32
     1998                      7.58
     1999                      6.94


     Managed Loan Delinquency Ratio
     1997                      4.22
     1998                      5.33
     1999                      5.66

Net Credit Losses Net credit losses for consumer loans represent the principal amount of losses from customers who have not paid their existing loan balances (including charged-off bankrupt and deceased customer accounts) less current period recoveries. The principal amounts of such losses include cash advances, purchases, and certain financed membership services sales. The principal amounts of such losses exclude accrued finance charge and other fee income, which is charged against the related income at the time of credit loss recognition. Losses for cardholder accounts related to fraudulent activity are included in other non-interest expense.

     The annualized managed net credit loss rate decreased to 6.94% as of December 31, 1999, compared to 7.58% as of December 31, 1998, reflecting strong asset growth and improved credit loss rates on acquired portfolios combined with stable credit loss rates on credit card portfolios originated by the Company. The annualized managed net credit loss rate increased to 7.58% as of December 31, 1998, compared to 6.32% as of December 31, 1997, reflecting higher credit loss rates on portfolios acquired in 1998. The seasoning of the Company's lower line asset classes is expected to result in a reversal of the favorable loan loss trend the Company realized in 1999, with the managed net credit loss rate expected to increase during 2000. The Company's pricing for finance charge and fee income incorporates an expected higher credit loss rate when appropriate, consistent with the Company's risk adjusted return approach.

     The following table presents the Company's net credit losses for consumer loans for the periods indicated and is presented both on a financial statement reporting basis and a managed portfolio basis:

Year ended December 31,
(dollars in thousands)              1999            1998          1997
----------------------------------------------------------------------
REPORTED/(1)/
Average loans outstanding   $  8,399,577    $  4,621,709   $ 3,173,231
Net credit losses           $    536,299    $    356,140   $   118,496
Net credit losses as a
  percentage of average
  loans outstanding                 6.38%           7.71%         3.73%

MANAGED
Average loans outstanding   $ 16,481,989    $ 11,443,509   $ 9,365,474
Net credit losses           $  1,143,849    $    867,611   $   591,676
Net credit losses as a
  percentage of average
  loans outstanding                 6.94%           7.58%         6.32%

(1)  Includes consumer loans held for securitization.

NET CREDIT LOSSES & PROVISION
($ in millions)

[GRAPH APPEARS HERE]

                      1997         1998        1999
Net Credit Losses    118.5         356.1       536.3

Provision            149.3         545.9     1,099.1


Allowance and Provision for Credit Losses The Company maintains the allowance for credit losses at a level estimated to be adequate to absorb credit losses, net of recoveries, inherent in the existing reported loan portfolio. The allowance for credit losses is maintained for reported loans only (see "-Managed Consumer Loan Portfolio and the Impact of Securitization"). Accordingly, the entire allowance is allocated to designated portfolios or pools of the Company's reported loans.

     As part of the quantitative evaluation of the allowance for credit losses, the Company segregates loans by portfolio type. These include portfolios of various types of credit card and home loan products and acquired loan portfolios. The quantitative factors the Company uses to establish portfolio-level reserves are historical delinquencies, historical credit loss rates, level of security (if applicable), customer characteristics, and other factors. Home loans that are 90 or more days past due are also evaluated individually for collectibility in order to establish an allowance for credit losses. Loan portfolios are grouped into credit card and home loan pools, and certain qualitative factors are applied to those pools, consistent with applicable bank regulatory guidelines. In evaluating the need to establish additional allowances on a pool or portfolio, the Company takes into consideration qualitative factors, including general economic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures. The Company compares actual credit loss performance against estimated credit losses, and may modify its loan loss allowance evaluation model accordingly.

REPORTED LOANS & ALLOWANCE FOR CREDIT LOSSES
($ in millions)

[GRAPH APPEARS HERE]

                                 1997          1998          1999
Reported Loans                  3,411         5,741         11,610

Allowance for Credit Losses     145.3         451.2        1,028.4

     The following table sets forth the activity in the allowance for credit losses for the years and portfolios indicated:

Year ended December 31,
(dollars in thousands)                                  1999         1998         1997
--------------------------------------------------------------------------------------
Balance at beginning of year                     $   451,245   $  145,312   $  114,540
Provision for credit losses                        1,099,131      545,929      149,268
Allowance acquired (net of securitization)            14,303      116,144           --
Foreign currency translation                              (3)          --           --
Credit losses                                       (609,947)    (389,587)    (132,521)
Recoveries                                            73,648       33,447       14,025
--------------------------------------------------------------------------------------
Net credit losses                                   (536,299)    (356,140)    (118,496)
--------------------------------------------------------------------------------------
Balance at end of year                           $ 1,028,377   $  451,245   $  145,312
======================================================================================

Allowance for credit losses to loans
  at end of year/(1)/                                   8.86%        7.86%        4.91%
Reported consumer loans                          $11,609,954   $5,741,106   $3,410,909
Loans held for securitization or sale                     --           --      450,233
--------------------------------------------------------------------------------------
Loan balance                                     $11,609,954   $5,741,106   $2,960,676
======================================================================================

(1)  Excludes consumer loans held for securitization.

The allowance for credit losses increased to $1,028.4 million, or 8.86% of reported loans, as of December 31, 1999, from $451.2 million, or 7.86% of reported loans, as of December 31, 1998. The increase in the allowance for credit losses as a percentage of reported loans reflects an increase in lower line credit card loans, which are generally expected to experience higher credit loss rates (see "--Risk Adjusted Revenue and Return").

FUNDING AND LIQUIDITY

The Company funds its assets through a diversified mix of funding products designed to appeal to a broad range of investors, with the goal of generating funding at the lowest cost possible while maintaining liquidity at prudent levels and managing interest rate risk.

     The primary goal of the Company's liquidity management is to ensure that funding will be available to support Company operations in varying business environments. The Company employs multiple strategies to maintain a strong liquidity position: diversification of funding sources; dispersion of maturities; maintenance of a prudent investment portfolio and cash balances; and maintenance of committed credit facilities.

Funding Sources and Maturities The Company seeks to fund its assets by diversifying its distribution channels and offering a variety of products. Among the products offered are retail and institutional deposits, money market accounts, term federal funds, public and private asset securitizations, and bank notes. Distribution channels include direct phone and mail, brokerage and investment banking relationships, and the Internet.

     The Company offers maturity terms for its funding products that range from one week to 30 years. Actual maturity distributions depend on several factors, including expected asset duration, investor demand, relative costs, shape of the yield curve, and anticipated issuance in the securitization and capital markets. Maturities are managed by the types of funding sources utilized and by the rates offered on different products. The Company seeks to maintain a balanced distribution of maturities, avoiding undue concentration in any one period. The Company monitors existing funding maturities and loan growth projections to ensure that liquidity levels are adequate to support maturities.

[PIE CHART APPEARS HERE]

FUNDING SOURCES (REPORTED)
($ in thousands)

DECEMBER 31, 1999
Deposits less than or equal to one year              5,111,626
Deposits greater than one year                       4,365,588
Deposits w/o maturity                                1,060,909
Borrowed Funds                                       1,084,345
Total capital (includes capital securities)          1,492,476

DECEMBER 31, 1998
Deposits less than or equal to one year              1,907,028
Deposits greater than one year                       1,707,202
Deposits w/o maturity                                1,058,068
Borrowed Funds                                         872,257
Total capital (includes capital securities)            963,187

The following table summarizes the contractual maturities of deposits at the Company as of December 31, 1999 and 1998:

December 31,
(dollars in thousands)                                      1999                                    1998
-------------------------------------------------------------------------------------------------------------------------
                                               Direct       Other         Total        Direct       Other        Total
                                              Deposits     Deposits      Deposits     Deposits     Deposits     Deposits
-------------------------------------------------------------------------------------------------------------------------
Three months or less                         $  675,158   $  271,852   $   947,010   $  317,219   $  165,290   $  482,509
Over three months through 12 months           2,080,048    2,084,568     4,164,616      995,587      428,932    1,424,519
Over one year through five years              1,426,006    2,609,582     4,035,588      856,924      850,278    1,707,202
Over five years                                      --      330,000       330,000           --           --           --
Deposits without contractual maturity           999,753       61,156     1,060,909      969,205       88,863    1,058,068
-------------------------------------------------------------------------------------------------------------------------
    Total deposits                           $5,180,965   $5,357,158   $10,538,123   $3,138,935   $1,533,363   $4,672,298
=========================================================================================================================

Deposits increased to $10.5 billion as of December 31, 1999 from $4.7 billion as of December 31, 1998. This increase is attributable to the Company's continuing strategy to maintain a large deposit funding base and strong demand for FDIC-insured deposits.

     The Company securitizes loans in order to diversify funding sources and to obtain efficient all-in cost of funds, including the cost of capital. The securitizations are diversified across the public and private securitization markets and across maturity terms. Pools of securitized loans provide cash flow for securities sold to investors under legal structures that generally provide for an interest-only (revolving) period and a principal repayment (amortization or accumulation) period. During an amortization or accumulation period, payments on the securitized loans are distributed or accumulated for payment to the securitization investors, and the portion of the securitized pool of assets reported on the Company's statement of financial condition will increase.

     Private securitizations generally utilize commercial paper-based conduit facilities and other variable funding programs to securitize loans receivable. The conduit facilities and variable funding programs are generally renewable annually. Balances securitized under conduit and variable funding facilities totaled approximately $3.1 billion as of December 31, 1999.

     During 1999, the Company completed four term securitizations totaling approximately $1.9 billion and two variable funding programs in the amount of approximately $1.2 billion.

     The Company's term securitizations are expected to amortize over the periods indicated below, based on currently outstanding securitized loans as of December 31, 1999:

                                          Amount Amortizing
Year                                    (dollars in millions)
-------------------------------------------------------------
2000                                                   $  937
2001                                                    1,139
2002                                                    2,003
2003                                                    1,376
2004                                                      536

The Company believes that it can attract deposits, borrow funds from other sources, and issue additional asset-backed securities to replace the funding reflected in the amortization schedule summarized above, although no assurances can be given to that effect.

     In February 1998, the Company, through one of its banking subsidiaries, established a program for the issuance of senior and subordinated debt instruments. Under this program, the Company from time to time may issue fixed or variable rate debt instruments in the aggregate principal amount of up to $4.0 billion, with maturities ranging from seven days to 15 years.

     The following table shows the Company's unsecured funding availability and outstandings as of December 31, 1999:

December 31, 1999
(dollars or dollar              Effective/                        Outstanding,     Final
equivalents in thousands)       Issue Date   Availability/(1)/        Net         Maturity
------------------------------------------------------------------------------------------
Senior and
 subordinated bank note
 program/(2)(4)/                 2/98         $ 4,000,000           $957,875        2/13

Short-term credit
 facilities (three
 364-day facilities)           Various            250,000                 --       Various

Short-term U.K. credit
  facility (364-day
  facility)/(3)/                 4/99              40,550             25,952        4/00

Revolving credit facility        1/99           1,000,000                 --        1/03

Providian Financial
  shelf registration             6/98           2,000,000                 --          --

Capital securities/(5)/          2/97             160,000            160,000        2/27

(1) Short-term bank notes issued under the bank note program and short-term and long-term credit facilities are revolving funding sources. Funding availability is subject to market conditions and contractual provisions.
(2) Includes availability to issue up to $500 million of subordinated bank notes; none outstanding as of December 31, 1999.
(3) (Pounds)25 million sterling facility in dollars using exchange rate as of December 31, 1999.
(4) Bank notes currently outstanding under the bank note program are medium-term senior bank notes.
(5) See Note 11: Long-Term Borrowings and Capital Securities in Notes to Consolidated Financial Statements.

The Company has also filed a registration statement on Form S-3 with the Securities and Exchange Commission, registering various forms of debt and equity securities in the aggregate amount of $2.0 billion. However, there can be no assurance that additional debt or equity financing will be available on terms attractive to the Company.

     The Company's strategy of opportunistic acquisitions may from time to time require funding. Potential sources of funding for such acquisitions by the Company include the following: cash flow from operations; sale of investment securities; repurchase agreements; borrowings under its revolving credit facilities; asset securitizations; securities issued under its shelf registration on Form S-3 filed with the Securities and Exchange Commission; and issuance of privately placed debt or equity securities. There can be no certainty, however, that funding for future acquisitions will be available on terms favorable to the Company.

     The primary source of funds for payment of dividends on the Company's common stock is dividends received from its banking subsidiaries. The amount of dividends that a banking subsidiary may declare is generally limited to the sum of its net income for the current year and its retained net income for the previous two years, less any dividends declared during the related three-year measurement period. In addition, a bank may not declare dividends if such declaration would leave the bank inadequately capitalized. Therefore, the Company's ability to pay dividends on its common stock depends on the future net income and capital requirements of its banking subsidiaries.

Investments The Company maintains cash reserves to provide adequate short-term liquidity. The Company also maintains a portfolio of high-quality investment securities such as U.S. government and agency obligations, mortgage-backed securities, commercial paper, interest-earning deposits with other banks, federal funds sold, and other cash equivalents. Investment securities increased to $581.5 million as of December 31, 1999 from $433.7 million as of December 31, 1998. Federal funds sold and securities purchased under resale agreements increased to $1,298.0 million as of December 31, 1999 from $297.9 million as of December 31, 1998, due to steps taken to enhance the Company's short-term liquidity position and in anticipation of the Year 2000 date change.

     Investment securities can provide liquidity either through sale or in repurchase agreements. Under a repurchase agreement, the Company pledges an investment security as collateral for the use of funds during an agreed-upon period of time. The benefits and risks of such agreements depend on many factors, including the demand for the investment securities and interest rate trends.

Credit Facilities The Company has additional backup liquidity in the form of a $1.0 billion unsecured committed revolving credit facility from a group of financial institutions, which is scheduled to expire in January 2003. Pursuant to this credit facility, the Company's two banking subsidiaries, Providian National Bank and Providian Bank, as borrowers, have access to revolving loans, which bear interest determined by a competitive bid process or based on the federal funds rate, the London Interbank Offered Rate (LIBOR), or the prime rate, plus a spread. The Company guarantees the prompt and complete payment, when due, of the borrowers' obligations under the credit facility. During 1999, there were no borrowings under the credit facility. The Company is also a party to three separate 364-day lines of credit totaling $250 million, under which short-term borrowings are available for general corporate purposes. The Company did not borrow funds under these 364-day lines of credit during 1999. The United Kingdom branch of Providian National Bank is a party to a sterling denominated 364-day line of credit in the amount of (Pounds)25 million ($40.6 million equivalent based on the exchange rate at December 31, 1999), under which short-term borrowings are available for general corporate purposes. The Company guarantees the prompt and complete payment, when due, of the borrower's obligations under the sterling facility.

     The Company has developed a contingency funding plan that defines tests for management to monitor the Company's liquidity position and prescribes management's actions in times of distress.

CAPITAL ADEQUACY

Each of the Company's banking subsidiaries is subject to capital adequacy guidelines as defined by its primary federal regulator. Core capital (Tier 1) consists principally of shareholders' equity less goodwill. Total risk-based capital (Tier 1 + Tier 2) includes a portion of the reserve for credit losses and other capital components. Based on these classifications of capital, the capital adequacy regulations establish three capital adequacy ratios that are used to measure whether a financial institution is "well capitalized" or "adequately capitalized":

                                                                  Well              Adequately
                                                              Capitalized          Capitalized
Capital Ratio            Calculation                             Ratios              Ratios
------------------------------------------------------------------------------------------------------------
Total risk-based         (Tier 1 + Tier 2)/
                           Total risk-based assets            greater than or      greater than or equal
                                                                equal to 10%       to 8% less than 10%

Tier 1                   Tier 1/Total risk-based assets       greater than or      greater than or equal
                                                                equal to 6%        to 4% less than  6%

Leverage                 Tier 1/Adjusted average assets       greater than or      greater than or equal
                                                                equal to 5%        to 4% less than  5%

At December 31, 1999, each of the Company's banking subsidiaries was "well capitalized" in all regulatory capital ratio categories, as set forth below:

                                               Providian
                                                National    Providian
Capital Ratio                                    Bank         Bank
---------------------------------------------------------------------
Total risk-based                                11.17%        15.08%
Tier 1                                           9.79%        13.78%
Leverage                                        10.88%        10.54%

The Company's banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators with respect to components, risk weightings, and other factors.

     In accordance with the banking regulators' risk-based capital standards, the amount of risk-based capital that must be maintained for assets transferred with recourse should not exceed the maximum amount of recourse for which a regulated entity is contractually liable under the recourse agreement. This rule, known as the low-level recourse rule, applies to transactions accounted for as sales under GAAP in which a bank contractually limits its risk of loss or recourse exposure to less than the full effective minimum risk-based capital requirement for the assets transferred. Low-level recourse transactions arise when a bank securitizes assets and uses contractual cash flows (such as interest-only strips receivable and spread accounts), retained subordinated interests, or other assets as credit enhancements. The Company's banking subsidiaries are required to hold risk-based capital equivalent to the maximum recourse exposure on the assets transferred, on a net-of-tax basis, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

ASSET/LIABILITY RISK MANAGEMENT

The composition of the Company's consolidated statements of financial condition consist primarily of investments in interest-earning assets (loans receivable and investment securities) that are primarily funded by interest-bearing liabilities (deposits and borrowings). As a result, the Company's earnings are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature, reprice, or prepay/withdraw in a specific period.

     The Company's receivables generally have a fixed yield or float at a spread above the prime rate. While the Company's fixed rate credit card receivables have no stated maturity or repricing period, the Company may adjust the rate charged after providing notice to the customer. Interest rates on the Company's liabilities are generally indexed to LIBOR or bear a fixed rate until maturity. This asset/liability structure exposes the Company to two types of interest rate risk: (a) repricing risk, which results from differences between the timing of rate changes and the timing of cash flows; and (b) basis risk, which arises from changing spread relationships between yield curves and indexes.

     The principal objective of the Company's asset/liability risk management activities is to monitor and control the Company's exposure to adverse effects resulting from movements of interest rates over time. The Company measures and manages interest rate risk individually for each banking subsidiary and on a consolidated basis, including both reported and managed assets and liabilities in its measurement and management. To measure exposure to interest rate changes, the Company uses net interest income (NII) and market value of portfolio equity
(MVPE) simulation analysis.

     The following table presents the estimated effects of positive and negative parallel shifts in interest rates as calculated at December 31, 1999 and takes into consideration the Company's current hedging activity:

Change in Interest Rates/(1)/                       Percentage Change in
                                                -----------------------------
(in basis points)                                 NII/(2)/          MVPE/(3)/
+200                                               (1.9)%            (7.3)%
Flat                                                   0%                0%
-200                                                 1.8%              8.0%

(1) The information shown is presented on a consolidated, managed asset/liability basis, giving effect to securitizations and related funding.
(2) The percentage change in this column represents NII for 12 months in a stable interest rate environment versus the NII in the specified rate scenarios.
(3) The percentage change in this column represents the MVPE in a stable interest rate environment versus the MVPE in the specified rate scenarios. MVPE is defined as the present value of expected net cash flows from existing assets, minus the present value of expected net cash flows from existing liabilities, plus the present value of expected net cash flows from existing off-balance sheet transactions.

As part of its interest rate risk measurement process, the Company must make reasonable estimates about how its customers and competitors will respond to changes in market interest rates. In addition, the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Company's control. As a result, certain assets and liabilities assumed to mature or otherwise reprice within a certain period may in fact mature or reprice at different times and at different volumes. Therefore, the table above should be viewed as the Company's best estimate as to the general effect of broad and sustained interest rate movements on the Company's net income and portfolio value.

     The Company seeks to mitigate earnings volatility associated with interest rate movement by generally matching the repricing characteristics of reported and managed assets and liabilities. Fixed rate liabilities generally fund fixed APR assets, while variable rate liabilities generally fund variable APR assets. Given the Company-directed repricing characteristics of its credit card assets and historically favorable funding rates for variable liabilities, the Company uses variable rate liabilities to fund a portion of its fixed rate credit card assets.

     The Company uses derivative financial instruments, including swap and cap agreements with indices that correlate to managed assets or liabilities, to modify its indicated net interest sensitivity to levels deemed appropriate based on the Company's risk tolerance. The objective in using these hedges is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities.

     The Company does not trade in derivatives or use derivatives to speculate on interest rates or as an investment vehicle. The following table presents the notional amounts of swap and cap agreements purchased for the periods indicated:

Year ended December 31,
(dollars in thousands)                1999         1998            1997
-----------------------------------------------------------------------
Swap agreements:
 Beginning balance              $  635,500     $955,000      $1,290,000
 Additions                         500,476      667,000         263,000
 Maturities                         85,500      987,000         598,000
-----------------------------------------------------------------------
 Ending balance                 $1,050,476     $635,000      $  955,000
=======================================================================
Interest rate caps:
 Beginning balance              $  670,960     $922,000      $1,522,000
 Additions                         255,750      659,000              --
 Maturities                        281,832      910,000         600,000
-----------------------------------------------------------------------
 Ending balance                 $  644,878     $671,000      $  922,000
=======================================================================

Notional amounts of swaps outstanding have increased to offset, in part, the growth of fixed rate deposits. As market conditions or the Company's asset/liability mix change, the Company may increase or decrease the notional amount of swaps and caps outstanding in order to manage the Company's interest rate risk profile.

     The Company manages credit risk arising from derivative transactions through an ongoing credit review, approval, and monitoring process. "Credit risk" for these derivative transactions is defined as the risk that a loss will occur as the result of a derivative counterparty defaulting on a contract when the contract is in a favorable economic position to the Company. The Company may enter into master netting, market settlement, or collateralization agreements with swap counterparties to reduce the credit exposure arising from its hedging transactions.

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

     The Audit Committee of the Board of Directors, consisting solely of outside Directors, meets with the independent auditors, management, and internal auditors periodically to discuss internal controls over financial reporting, auditing, and financial reporting matters. The Committee reviews the scope and results of the audit effort with the independent auditors. The Committee also meets with the Company's independent auditors and internal auditors without management present to ensure that these groups have free access to the Committee.

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


/s/ David J. Petrini


David J. Petrini
Executive Vice President
and Chief Financial Officer



REPORT OF INDEPENDENT AUDITORS

Board of Directors
Providian Financial Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Providian Financial Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Financial Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

San Francisco, CA
January 20, 2000, except as to Note 24
as to which the date is February 29, 2000

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
PROVIDIAN FINANCIAL CORPORATION AND SUBSIDIARIES

December 31,
(dollars in thousands)                                                                                 1999             1998
----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                       $   182,915     $    176,348
Federal funds sold and securities purchased under resale agreements                               1,298,000          297,869
Investment securities:
    Available-for-sale (at market value, amortized cost of $458,916 and $115,396
      at December 31, 1999 and 1998)                                                                455,238          114,858
    Held-to-maturity (market value of $125,697 and $323,273 at December 31,                         126,258          318,817
      1999 and 1998)
Loans receivable, less allowance for credit losses of $1,028,377 and $451,245
  December 31, 1999 and 1998                                                                     10,545,173        5,282,014
Premises and equipment, net                                                                         149,194           82,858
Interest receivable                                                                                 108,087           51,801
Due from securitizations                                                                            614,217          454,374
Deferred taxes                                                                                      571,040          306,234
Other assets                                                                                        290,755          146,042
----------------------------------------------------------------------------------------------------------------------------
            Total assets                                                                        $14,340,877     $  7,231,215
============================================================================================================================

LIABILITIES
Deposits:
    Non-interest bearing                                                                        $    63,890     $     48,220
    Interest bearing                                                                             10,474,233        4,624,078
----------------------------------------------------------------------------------------------------------------------------
                                                                                                 10,538,123        4,672,298
Short-term borrowings                                                                               126,289          472,500
Long-term borrowings                                                                                958,056          399,757
Deferred fee revenue                                                                                578,607          315,708
Accrued expenses and other liabilities                                                              647,326          407,765
----------------------------------------------------------------------------------------------------------------------------
            Total liabilities                                                                    12,848,401        6,268,028
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of
        the Company (capital securities)                                                            160,000          160,000

SHAREHOLDERS' EQUITY
Common stock, par value $0.01 per share (authorized: 800,000,000 shares; issued and outstanding:
         December 31, 1999-142,066,407 shares; December 31, 1998-141,732,008 shares)                    954              954
Retained earnings                                                                                 1,394,293          866,005
Cumulative other comprehensive income                                                                (2,161)            (320)
Common stock held in treasury-at cost: (December 31, 1999-1,053,573 shares;
         December 31, 1998-1,405,972 shares)                                                        (60,610)         (63,452)
----------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                               1,332,476          803,187
----------------------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                                             $14,340,877     $  7,231,215
============================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
PROVIDIAN FINANCIAL CORPORATION AND SUBSIDIARIES

Year ended December 31,
(dollars in thousands, except per share data)                                      1999                     1998             1997
---------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
Loans                                                                      $  1,559,285             $    807,825      $   556,918
Federal funds sold and securities purchased under resale agreements              34,334                   14,072           13,170
Other                                                                            30,657                   20,682           12,405
---------------------------------------------------------------------------------------------------------------------------------
         Total interest income                                                1,624,276                  842,579          582,493

INTEREST EXPENSE
Deposits                                                                        356,736                  204,335          164,252
Borrowings                                                                       92,334                   42,931           18,858
---------------------------------------------------------------------------------------------------------------------------------
         Total interest expense                                                 449,070                  247,266          183,110
---------------------------------------------------------------------------------------------------------------------------------
                  Net interest income                                         1,175,206                  595,313          399,383

 Provision for credit losses                                                  1,099,131                  545,929          149,268
---------------------------------------------------------------------------------------------------------------------------------
                  Net interest income after provision for credit losses          76,075                   49,384          250,115

NON-INTEREST INCOME
Servicing and securitizations                                                   620,223                  559,305          402,446
Credit product fee income                                                     1,754,068                  703,498          230,786
Other                                                                            38,185                    3,376            1,400
---------------------------------------------------------------------------------------------------------------------------------
                                                                              2,412,476                1,266,179          634,632
NON-INTEREST EXPENSE
Salaries and employee benefits                                                  494,089                  265,411          196,761
Solicitation and advertising                                                    428,617                  196,528          142,956
Occupancy, furniture, and equipment                                              84,157                   49,908           37,610
Data processing and communication                                               125,219                   74,603           50,108
Other                                                                           439,044                  238,550          146,012
----------------------------------------------------------------------------------------------------------------------------------
                                                                              1,571,126                  825,000          573,447
----------------------------------------------------------------------------------------------------------------------------------
                  Income before income taxes                                    917,425                  490,563          311,300
Income tax expense                                                              367,153                  194,117          119,839
---------------------------------------------------------------------------------------------------------------------------------
                  Net Income                                               $    550,272             $    296,446      $   191,461
=================================================================================================================================

Earnings per common share-basic                                            $       3.89             $       2.09              N/A
=================================================================================================================================

 Earnings per common share-assuming dilution                               $       3.78             $       2.04              N/A
=================================================================================================================================

 Cash dividends paid per common share                                      $       0.20             $       0.15      $      0.07
=================================================================================================================================

 Weighted average common shares outstanding-basic (000)                         141,371                  141,872              N/A
=================================================================================================================================

 Weighted average common shares outstanding-assuming dilution (000)             145,547                  145,184              N/A
=================================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
PROVIDIAN FINANCIAL CORPORATION AND SUBSIDIARIES

                                                   7.25%                                         Cumulative       Common
                                                 Cumulative             Additional                  Other         Stock
                                                 Preferred    Common     Paid-in     Retained    Comprehensive    Held in
(dollars in thousands, except per share data)      Stock      Stock      Capital     Earnings      Income        Treasury    Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                       $   63     $    5    $  63,706    $   419,370  $     -      $       -  $ 483,144
Net Income                                                                               191,461                            191,461
Redemption of preferred stock                         (63)                (63,206)                                          (63,269)
Net issuance of shares                                           948         (499)          (449)                                 -
Cash dividend:
   Common-$0.07 per share                                                                 (9,520)                            (9,520)
   Preferred-paid to then parent                                                          (1,006)                            (1,006)
Purchase of 752,040 common shares for treasury                                                                   (18,345)   (18,345)
Exercise of stock options                                                  (1,841)                                 4,191      2,350
Conversion of stock options                                                 6,846                                             6,846
Issuance of restricted and unrestricted stock less
   forfeited shares                                                1        5,442                                  4,241      9,684
Deferred compensation related to grant of
   restricted and unrestricted stock less
   amortization of $1,280                                                  (8,404)                                           (8,404)
Net tax effect from employee stock plans                                    2,173                                             2,173
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                       $    -     $  954    $   4,217    $   599,856  $     -      $  (9,913) $ 595,114
Comprehensive income:
   Net Income                                                                            296,446                            296.446
   Other comprehensive income, net of income tax:
       Unrealized loss on securities net of
          income taxes of $215                                                                       (320)                     (320)
                                                                                                                          ---------
Comprehensive income                                                                                                        296,126
Cash dividend: Common-$0.15 per share                                                    (21,358)                           (21,358)
Stock dividend: Dividend rate of 50% par $0.01                                473           (473)                                 -
Purchase of 2,407,083 common shares for treasury                           16,066                               (114,037)   (97,971)
Exercise of stock options and other awards                                (24,974)        (8,466)                 49,904     16,464
Issuance of restricted and unrestricted stock less
   forfeited shares                                                         1,331                                 10,594     11,925
Deferred compensation related to grant of
   restricted and unrestricted stock less
   amortization of $4,415                                                  (7,509)                                           (7,509)
Put warrant premium                                                         1,325                                             1,325
Net tax effect from employee stock plans                                    9,071                                             9,071
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                       $     -    $  954    $       -    $   866,005  $  (320)     $ (63,452) $ 803,187

                                                       7.25%                                     Cumulative     Common
                                                    Cumulative            Additional                Other        Stock
                                                    Preferred    Common    Paid-in    Retained  Comprehensive   Held in
(dollars in thousands, except per share data)          Stock      Stock    Capital    Earnings     Income      Treasury   Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                       $     -    $    954  $       -    $   866,005 $  (320)    $ (63,452)  $  803,187
Comprehensive income:
   Net Income                                                                            550,272                            550,272
   Other comprehensive income, net of income tax:
      Unrealized loss on securities net of
          income taxes of ($1,256)                                                                (1,887)                    (1,887)
      Foreign currency translation adjustments
          net of income taxes of $30                                                                  46                         46
                                                                                                                         ----------
   Other comprehensive income                                                                                                (1,841)
                                                                                                                         ----------
Comprehensive income                                                                                                        548,431
Cash dividend: Common-$0.20 per share                                                    (28,374)                           (28,374)
Purchase of 957,923 common shares for treasury                             25,723                              (99,727)     (74,004)
Exercise of stock options and other awards                                (72,785)         6,390                93,826       27,431
Issuance of restricted and unrestricted stock less
   forfeited shares                                                          (434)                               8,743        8,309
Deferred compensation related to grant of
   restricted and unrestricted stock less
   amortization of $7,738                                                    (571)                                             (571)
Net tax effect from employee stock plans                                   48,067                                            48,067
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                       $     -    $   954   $       -    $ 1,394,293 $(2,161)    $ (60,610)  $1,332,476
===================================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PROVIDIAN FINANCIAL CORPORATION AND SUBSIDIARIES

Year ended December 31,
(dollars in thousands)                                                           1999            1998           1997
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Income                                                               $    550,272    $    296,446    $   191,461
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Provision for credit losses                                            1,099,131         545,929        149,268
     Depreciation and amortization of premises and equipment                   34,659          19,435         14,984
     Amortization of net loan acquisition costs                                63,016          44,852         37,728
     Amortization of deferred compensation related to
       restricted and unrestricted stock                                        7,738           4,415          1,280
     Amortization of deferred fee revenue                                    (598,978)       (212,915)       (55,399)
     (Increase) decrease in deferred income tax benefit                      (263,584)       (239,507)         4,981
     Increase in deferred fee revenue                                         861,877         467,583         92,789
     Increase in interest receivable                                          (56,286)        (21,609)       (23,570)
     Net increase in other assets                                            (207,512)        (87,700)       (56,948)
     Net increase (decrease) in accrued expenses and other liabilities        287,628         230,518         (5,669)
--------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                          1,777,961       1,047,447        350,905

INVESTING ACTIVITIES
Net decrease (increase) in money market instrument investments                 99,882        (129,862)             -
Net cash used for loan originations and principal collections on
   loans receivable                                                        (8,071,051)     (1,962,496)    (1,496,371)
Net increase in securitized loans                                           1,835,739       1,633,766      1,591,250
Net proceeds from sale of home loans                                                -               -         64,894
Portfolio acquisitions                                                       (127,119)     (2,233,944)             -
(Increase) decrease in due from securitizations                              (159,843)         68,013       (219,246)
Purchases of investment securities                                           (376,790)       (148,907)      (473,052)
Proceeds from maturities of investment securities                             125,948          15,137        307,469
(Increase) decrease in federal funds sold                                  (1,000,131)       (182,909)        57,390
Net purchases of premises and equipment                                      (100,995)        (40,668)       (26,875)
--------------------------------------------------------------------------------------------------------------------
         Net cash used by investing activities                             (7,774,360)     (2,981,870)      (194,541)

FINANCING ACTIVITIES
Net increase (decrease) in deposits                                         5,865,825       1,459,532       (177,344)
Proceeds from issuance of term federal funds                                1,873,000       1,122,500        414,000
Repayment of term federal funds                                            (2,245,000)       (800,000)      (315,000)
Increase (decrease) in short-term borrowings                                   25,789         (82,000)       (33,000)
Decrease in note payable to affiliates                                              -               -        (42,500)
Increase (decrease) in long-term borrowings                                   558,299         399,757        (50,000)
Proceeds from the issuance of capital securities                                    -               -        160,000
Redemption of preferred stock                                                       -               -        (63,269)
Reimbursement relating to conversion of stock options                               -               -          6,846
Purchase of treasury stock                                                    (74,004)        (97,971)       (18,345)
Put warrant premium                                                                 -           1,325              -
Dividends paid                                                                (28,374)        (21,358)       (10,526)
Proceeds from exercise of stock options                                        27,431          16,464          2,350
--------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities                   6,002,966       1,998,249       (126,788)
--------------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                       6,567          63,826         29,576
Cash and cash equivalents at beginning of year                                176,348         112,522         82,946
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $    182,915    $    176,348    $   112,522
====================================================================================================================
SUPPLEMENTAL DISCLOSURES
Interest expense paid                                                    $    390,534    $    228,945    $   182,209
====================================================================================================================
Income taxes paid                                                        $    617,929    $    310,677    $   112,426
====================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PROVIDIAN FINANCIAL CORPORATION AND SUBSIDIARIES
DECEMBER 31, 1999 AND 1998

NOTE 1: ORGANIZATION AND BASIS OF PRESENTATION

Providian Financial Corporation is a Delaware corporation, with executive offices located in San Francisco, California (Providian Financial Corporation, together with its subsidiaries, the "Company"). Through its subsidiaries, the Company provides banking and other financial services to consumers throughout the United States and offers credit cards in the United Kingdom. The Company's principal wholly owned subsidiaries are Providian National Bank ("PNB") and Providian Bank ("PB"). The Company markets consumer loans, deposits, and membership services products using distribution channels such as mail, telephone, television, and the Internet. Consumer loans include credit cards, secured credit cards, and home loans. The Company provides money market deposit accounts to retail customers and certificates of deposit to both retail and institutional customers.

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

     The accompanying consolidated financial statements as of December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998, and 1997 have been prepared in accordance with generally accepted accounting principles (GAAP) that require management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the consolidated financial statements. Therefore, actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior years' amounts have been reclassified to conform to the 1999 presentation. The consolidated financial statements for the year ended December 31, 1997 reflect the results of operations, changes in shareholders' equity, and cash flows of the Company as a separate entity from its former parent, Providian Corporation. The consolidated financial statements have been prepared using the historical basis for assets and liabilities and the historical results of operations for the Company. The consolidated financial statements for the year ended December 31, 1997 include certain expenses related to administrative services provided to the Company by Providian Corporation. The consolidated financial statements for the period prior to the spin-off may not necessarily reflect what the consolidated results of the Company's operations, changes in shareholders' equity, or cash flows would have been had the Company been a separate stand-alone company during such period.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents Cash and cash equivalents include cash on hand and short-term investments convertible into cash upon demand. The Company's banking subsidiaries are required to maintain reserves with the Federal Reserve Bank based on a percentage of their deposit liabilities.

Investment Securities Investment securities available-for-sale consist primarily of mortgage-backed securities and are stated at fair value with unrealized gains and losses, net-of-tax, reported as a component of "comprehensive income" in the Company's consolidated statements of changes in shareholders' equity. Investment securities that the Company has the positive intent and ability to hold to maturity consist primarily of U.S. Treasury and other government agency obligations that are reported at amortized cost and classified as held-to-maturity. The Company does not have a trading securities portfolio. Realized gains and losses and other than temporary impairments related to investment securities are determined by using specific identification and are reported in "other non-interest income" in the Company's consolidated statements of income.

Securitizations The Company securitizes loans and records such securitizations as sales. The Company accounts for securitization transactions in accordance with Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 requires that upon completion of a securitization, the transferor must continue to carry any retained interest in the transferred assets at an amount equal to an allocated portion of the previous carrying amount. Newly created interests or instruments are initially recorded at allocated fair value. The Company records gains or losses on the securitization of loans based on the estimated fair value of assets obtained and liabilities incurred in the sale. The Company recognizes gains or losses at the time it enters into a securitization and at the time of each subsequent transfer of loans. The gains or losses represent the present value of estimated cash flows the Company expects to retain for a period equal to the estimated outstanding life of the loans. This excess cash flow essentially represents an interest-only strip, consisting primarily of the difference between finance charges received from accountholders less the yield paid to securitization investors, credit losses, and a servicing fee, which is generally retained by the Company. Gains from such loan sales are included in "servicing and securitizations" in the Company's consolidated statements of income, and the related asset is included as a component of "due from securitizations" in the consolidated statements of financial condition.

Interest Income on Loans Interest income on loans is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. The accrued interest portion of charged-off loan balances is deducted from current period interest income and the principal amount is charged off against the allowance for credit losses.

     Origination fees are offset against loan origination costs and any remaining income is deferred and amortized on a straight-line basis over the estimated loan life (generally four years for home loans).

Allowance for Credit Losses The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to provide for estimated probable net credit losses from known and inherent risks in the loan portfolios. As part of the quantitative evaluation of the allowance for credit losses, the Company segregates loans by portfolio type. These include portfolios of various types of credit card and home loan products and acquired loan portfolios. The quantitative factors the Company uses to establish portfolio-level reserves are historical delinquencies, historical credit loss rates, level of security (if applicable), customer characteristics, and other factors. Home loans that are 90 or more days past due are also evaluated individually for collectibility in order to establish an allowance for credit losses. Loan portfolios are grouped into credit card and home loan pools, and certain qualitative factors are applied to those pools, consistent with applicable bank regulatory guidelines. In evaluating the need to establish additional allowances on a pool or portfolio, the Company takes into consideration qualitative factors, including general economic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures. The Company compares actual credit loss performance against estimated credit losses, and may modify its loan loss allowance evaluation model accordingly. The Company's policy is generally to charge off loan balances no later than 180 days after they become contractually past due.

Premises and Equipment Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of the related assets.

Credit Product Fee Income Credit product fee income includes membership services revenue, loan performance fees (late, returned check, and overlimit charges), and loan activity fees (cash advance, annual membership, and processing fees, and interchange income). Fee revenue realized from securitized loans is not included in credit product fee income but is instead recorded as part of "servicing and securitizations" on the Company's consolidated statements of income. Loan performance fees previously recognized as fee or servicing and securitization income are charged to the related income account at the time of credit loss recognition for charged-off customer accounts.

     Cash advance fees and interchange income are recognized monthly. Annual membership fees and deferred membership services revenue are recorded, net of estimated cancellations, in the month subsequent to customer billing and amortized into revenue on a straight-line basis over the membership period, generally twelve months. The allowance for cancellations is established based on the Company's most recent actual cancellation experience and is updated regularly. A customer may cancel his or her membership for a complete refund during an initial 30-day money-back guarantee period. After such initial period, customers who cancel their memberships may be eligible to receive a full or partial refund under the Company's customer satisfaction program.

Derivative Financial Instruments The Company uses a combination of swap and cap agreements to manage interest rate risk related to loans, deposits, and loan servicing income relating to securitized loans. When swap and cap agreements are used to hedge reported assets and liabilities, interest rate differentials to be paid or received are accrued and recognized as an adjustment of interest expense related to the liabilities being hedged. Cap premiums paid are amortized to interest expense ratably during the life of the agreement. In the event of an unanticipated sale of loans designated with respect to a swap or cap agreement, any gain or loss from the termination of the swap or cap agreement would be recognized as income coincident with the loan sale gain or loss.

     When swap and cap agreements are used to hedge the servicing income received from loan securitizations, interest rate differentials to be paid or received are accrued and recognized as an adjustment to loan servicing income. Cap premiums paid are amortized to loan servicing income ratably during the life of the agreement. In the event that additional loans are securitized or repricing occurs that impacts the Company's hedging position, any gain or loss upon termination of the related swap or cap agreements is deferred and amortized to loan servicing income over the remaining term of the related securitization.

     For derivative financial instruments to qualify for hedge accounting treatment, the following conditions must be met: the underlying asset/liability being hedged by the instrument exposes the Company to interest rate risk; the instrument reduces the Company's sensitivity to interest rate risk; and the instrument is designated and deemed effective in hedging the Company's exposure to interest rate risk. All of the Company's derivative financial instruments designated as hedging instruments qualify for hedge accounting treatment. The Company does not hold or issue derivative financial instruments for trading purposes.

Income Taxes Income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are settled or realized.

Comprehensive Income The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Company presents comprehensive income in its consolidated statements of changes in shareholders' equity, net of related income taxes.

NOTE 3: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In June 1999, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 137, "Deferral of Effective Date of FASB Statement 133" ("SFAS No. 137"), which amends the effective date for the implementation of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). As amended, SFAS No. 133 is effective for financial statements for fiscal years beginning after June 15, 2000. SFAS No. 133 will require the Company to record all derivatives on its balance sheet at fair value. Changes in derivative fair values will either be recognized in income as offsets to the changes in fair value of related hedged assets, liabilities, and firm commitments or, for forecasted transactions, deferred and recorded as a component of comprehensive income in shareholders' equity until the hedged transactions occur and are recognized in income. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in income. The impact of SFAS No. 133 on the Company's financial statements will depend on a variety of factors, including the level of future hedging activity, the types of hedging instruments used, and the effectiveness of such instruments. However, the Company does not believe the effect of adopting SFAS No. 133 will have a material effect on its financial condition or operations.

NOTE 4: INVESTMENT SECURITIES

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investments and the related unrealized holding gains and losses were as follows:

December 31,
(dollars in thousands)                                      1999                                          1998
------------------------------------------------------------------------------------------------------------------------------------
                                                      Gross       Gross                              Gross       Gross
                                        Amortized   Unrealized  Unrealized   Market    Amortized   Unrealized  Unrealized    Market
                                          Cost        Gains       Losses      Value      Cost        Gains       Losses       Value
------------------------------------------------------------------------------------------------------------------------------------
Securities available-for-sale:
  United States Treasury and
    federal agencies                    $  137,384   $     -     $ 1,171    $ 136,213   $       -    $     -    $    -     $       -
  Mortgage-backed securities               314,225       549       3,056      311,718     108,089         21       559       107,551
  Equity securities                          7,307         -           -        7,307       7,307          -         -         7,307
------------------------------------------------------------------------------------------------------------------------------------
Total securities available-for-sale     $  458,916   $   549     $ 4,227    $ 455,238   $ 115,396    $    21    $  559     $ 114,858
====================================================================================================================================
Securities held-to-maturity:
  United States Treasury and
    federal agencies                    $  125,728   $   160     $   721    $ 125,167   $  188,485   $ 4,458    $    2     $ 192,941
  Commercial paper                               -         -           -            -      129,862         -         -       129,862
  Tax exempt and other                         530         -           -          530          470         -         -           470
------------------------------------------------------------------------------------------------------------------------------------
Total securities held-to-maturity       $  126,258   $   160     $   721    $ 125,697   $  318,817   $ 4,458    $    2     $ 323,273
====================================================================================================================================

The Company did not sell any investment securities during the years ended December 31, 1999, 1998, and 1997. No investment securities were pledged by the Company at December 31, 1999 and 1998. The amortized cost and estimated fair value as of December 31, 1999 of the Company's available-for-sale and held-to-maturity investment securities by estimated maturity dates are presented in the following table:

December 31, 1999
(dollars in thousands)             Available-for-Sale          Held-to-Maturity
------------------------------------------------------------------------------------
                                 Amortized       Market     Amortized       Market
                                  Cost           Value        Cost          Value
------------------------------------------------------------------------------------
Due in one year
  or less                        $ 10,000       $  9,997    $ 26,960      $ 26,954
Due after one year
  through five years               75,637         75,031      99,298        98,743
Due after five years
  through ten years                     -              -           -             -
Due after ten years                51,747         51,185           -             -
------------------------------------------------------------------------------------
     Subtotal                     137,384        136,213     126,258       125,697
Mortgage-backed
  securities                      314,225        311,718           -             -
Equity securities                   7,307          7,307           -             -
------------------------------------------------------------------------------------
     Total securities            $458,916       $455,238    $126,258      $125,697
====================================================================================

NOTE 5: LOANS RECEIVABLE AND
ALLOWANCE FOR CREDIT LOSSES

The following is a summary of the Company's loans receivable:

December 31,
(dollars in thousands)                       1999             1998
---------------------------------------------------------------------
Credit cards                            $ 10,075,185      $ 5,129,835
Home loans                                 1,520,795          606,657
Other                                         13,974            4,614
---------------------------------------------------------------------
                                          11,609,954        5,741,106
Allowance for credit losses               (1,028,377)        (451,245)
Net deferred origination fees                (36,404)          (7,847)
---------------------------------------------------------------------
                                        $ 10,545,173      $ 5,282,014
=====================================================================

The Company originates consumer loans in the United States and in 1999 began offering credit cards in the United Kingdom. Credit card origination costs net of processing fees, if any, are deferred and amortized on a straight-line basis over an estimated loan life (generally one year). Amortization of deferred loan origination costs is accelerated when the associated assets are securitized or sold. Deferred loan origination costs, which are included in "Other assets" on the Company's consolidated statements of financial condition, were $27.4 million and $30.5 million at December 31, 1999 and 1998.

     The Company has credit risk on unsecured loans to the extent that borrowers fail to repay amounts owed and such amounts are not recovered through collection procedures. The Company has credit risk on secured credit cards, which require collateral in the form of a cash deposit, and on home loans to the extent that the borrower defaults and the outstanding loan balance exceeds the collateral value. The Company has no significant regional domestic or foreign concentrations of credit risk.

     The activity in the allowance for credit losses for the years ended December 31, 1999, 1998, and 1997 is as follows:

Year ended December 31,
(dollars in thousands)                          1999             1998           1997
---------------------------------------------------------------------------------------
Balance at beginning of year                $   451,245      $  145,312     $   114,540
Provision for credit losses                   1,099,131         545,929         149,268
Reserves acquired (net of
  securitization)                                14,303         116,144               -
Foreign currency translation                         (3)              -               -
Credit losses                                  (609,947)       (389,587)       (132,521)
Recoveries                                       73,648          33,447          14,025
---------------------------------------------------------------------------------------
Balance at end of year                      $ 1,028,377      $  451,245     $   145,312
=======================================================================================

NOTE 6: SECURITIZATION OR SALE OF RECEIVABLES

The Company periodically securitizes certain of its loans receivable in both public and private market transactions. During 1999, 1998, and 1997, the Company securitized $2.5 billion, $1.6 billion, and $1.7 billion of loans. The total amount of securitized loans as of December 31, 1999 and 1998 was $9.4 billion and $7.5 billion.

     During the initial period of a securitization (revolving period), the Company generally retains principal collections in exchange for the transfer of additional loans receivable into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed each month to the investors or held in an account until it accumulates to the total amount, at which time it is paid to the investors.

     "Due from securitizations" consists primarily of interest-only strips receivable, retained subordinated interests, and principal advanced to trust as shown in the table below:

December 31,
(dollars in thousands)                                 1999                 1998
--------------------------------------------------------------------------------
Spread accounts receivable                        $  38,844           $  181,021
Interest-only strips receivable                     101,903               68,930
Retained subordinated interests                     178,350              122,210
Interest receivable on securitized loans             72,067               63,191
Principal advanced to trust                         173,980                    -
Other                                                49,073               19,022
--------------------------------------------------------------------------------
                                                  $ 614,217           $  454,374
================================================================================

Spread accounts receivable represent interest-earning deposits that are held by a trustee or agent and are used to absorb losses related to securitized loans should they exceed the net cash flows from the securitized loans available to cover such losses. The spread account deposit is generally released as investors are repaid, although some spread account deposits are not released until investors have been paid in full. None of these spread account deposits were required to be used to cover losses on securitized loans in the three-year period ended December 31, 1999.

     Interest-only strips receivable represent the present value of the projected excess servicing income of the securitized loans and are amortized into income as the securitized loans are repaid. During securitization revolving periods, additional interest-only strip receivable assets are recognized each month as additional receivables are transferred to investors.

     The Company has entered into certain securitization transactions in which it retains an interest in the securitized pool subordinate to the investors. The retained subordinated interests are recorded at fair value at the time of securitization and represent loans receivable with respect to which the related cash flow is subordinate to the investors' interest and may be used to absorb the investors' portion of loan losses should they exceed the net cash flows from the securitized loans available to cover such losses.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Loan commitments are agreements to lend to customers subject to the customers' compliance with the Company's account agreements. The Company can reduce or terminate credit card commitments by providing the required prior notice to the customers, which is generally no more than 30 days, or without notice if permitted by law. Home loan commitments generally have fixed expiration dates or other termination clauses and generally may not be reduced or terminated unless the customer fails to comply with the terms of the account agreement or there is an adverse development regarding the value of the mortgaged property or the customer's financial circumstances. The unfunded commitments represent the total unused portion of the lines of credit available to customers. The Company has not experienced and does not anticipate that all of its customers will borrow the entire line of credit available to them at any one time. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

           The Company's total unfunded commitments are as follows:

December 31,
(dollars in thousands)                                  1999                1998
--------------------------------------------------------------------------------
Credit card loans                              $  19,161,840       $  16,260,479
Home loans                                           203,662             154,611
Other                                                    467                 575
--------------------------------------------------------------------------------
                                               $  19,365,969       $  16,415,665
================================================================================

Beginning in May 1999, the Company was the subject of media coverage concerning complaints made by some of its customers regarding certain sales and collections practices. Following the initial media coverage, the San Francisco District Attorney's Office began an investigation into the Company's sales and collections practices, including the marketing of certain membership services products and the posting of customer payments. In November 1999, the Company received an inquiry from the Connecticut Attorney General's Office seeking information in connection with a civil investigation into the Company's credit card issuance and billing practices. A number of lawsuits including putative class actions, some of which have been consolidated, have been filed against the Company and, in some cases, against certain of the Company's subsidiaries by current and former customers of the Company, alleging unfair and deceptive business practices. Another consolidated putative class action (In re Providian Securities Litigation) alleges, in general, that the Company and certain of its officers made false and misleading statements concerning its future prospects and financial results in violation of the federal securities laws. These lawsuits filed against the Company are at an early stage. An informed assessment of the ultimate outcome or potential liability associated with these matters is not feasible at this time. Due to the uncertainties of litigation, there can be no assurance that the Company will prevail on all claims made against it. However, management believes that the Company has substantive defenses and intends to defend the actions vigorously. For more detailed information on legal proceedings affecting the Company, see "Legal Proceedings" in Item 3 of Part I in the Company's 1999 Annual Report on Form 10-K.

     In response to customer concerns, in 1999 the Company introduced an enhanced customer satisfaction program. In the course of implementing the enhanced customer satisfaction program, the Company discovered a programming error that had resulted, over a period of months, in the billing of erroneous late fees related to specific weekend days. These errors have been corrected, and refunds of approximately $20 million were provided to affected customers.

NOTE 8: PREMISES, EQUIPMENT, AND LEASE COMMITMENTS

The following is a summary of the Company's premises and equipment:

December 31,
(dollars in thousands)                                     1999             1998
--------------------------------------------------------------------------------
Premises                                              $  35,751        $  34,209
Equipment and furniture                                 178,815           95,405
Leasehold improvements                                   25,623            9,524
Land                                                      2,723            2,723
--------------------------------------------------------------------------------
                                                        242,912          141,861

Less accumulated depreciation
   and amortization                                      93,718           59,003
--------------------------------------------------------------------------------
                                                      $ 149,194        $  82,858
================================================================================

The Company generally leases office space and equipment under long-term operating leases. The office lease agreements have expiration dates ranging from January 31, 2000 through June 30, 2007, in some cases with five-year renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass-through of operating expenses and property taxes and totaled $34.6 million, $20.2 million, and $14.2 million for the years ended December 31, 1999, 1998, and 1997.

     The Company's approximate future minimum rental payments under noncancelable operating leases as of December 31, 1999 are as follows:

                                                                  Amount
Year                                                      (dollars in thousands)
--------------------------------------------------------------------------------
2000                                                                  $   55,541
2001                                                                      35,016
2002                                                                      26,645
2003                                                                      19,567
2004                                                                      11,617
Thereafter                                                                 7,746
--------------------------------------------------------------------------------
                                                                      $  156,132
================================================================================

NOTE 9: DEPOSITS

The Company accepts time deposits with terms in excess of one year. Time deposits in amounts of $100,000 or more totaled $6.5 billion and $2.1 billion at December 31, 1999 and 1998. The aggregate amount of time deposits by maturity as of December 31, 1999 is as follows:

                                                                  Amount
Year                                                      (dollars in thousands)
--------------------------------------------------------------------------------
2000                                                                $  5,111,627
2001                                                                   1,928,168
2002                                                                     882,177
2003                                                                     546,707
2004 and thereafter                                                    1,008,536
--------------------------------------------------------------------------------
                                                                    $  9,477,215
================================================================================

NOTE 10: SHORT-TERM BORROWINGS

Short-term borrowings consist primarily of federal funds purchased that mature in more than one business day and borrowings under a revolving line of credit used by the United Kingdom branch of PNB.

     The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 1999 and 1998:

December 31,
(dollars in thousands)                      1999                  1998
--------------------------------------------------------------------------------
                                                Weighted               Weighted
                                                 Average                Average
                                                Interest               Interest
                                     Balance      Rate      Balance      Rate
--------------------------------------------------------------------------------
Federal funds purchased            $  100,000     6.11%   $  472,500     5.27%
Other                              $   26,289     6.24%            -        -

The Company has various short-term unsecured revolving credit agreements with a borrowing capacity totaling $250 million. The Company pays facility fees based on the total credit line. Interest on outstanding balances is based upon the London Interbank Offered Rate (LIBOR). The agreements expire 364 days from their respective effective dates. The Company did not borrow against these commitments during 1999 or 1998. In 1999, the United Kingdom branch of PNB entered into a sterling denominated 364-day line of credit in the amount of (pound)25 million ($40.6 million equivalent based on the exchange rate at December 31, 1999).

NOTE 11: LONG-TERM BORROWINGS AND CAPITAL SECURITIES

Long-term borrowings and capital securities consist of borrowings having an original maturity of one year or more. The following table summarizes all outstanding long-term borrowings and capital securities as of December 31, 1999 and 1998:

December 31,
(dollars in thousands)                                    1999              1998
--------------------------------------------------------------------------------
LONG-TERM BORROWINGS
6.25% senior bank notes maturing in 2001            $  186,687         $ 199,883
6.75% senior bank notes maturing in 2002            $  257,555                 -
6.70% senior bank notes maturing in 2003            $  199,905         $ 199,874
6.65% senior bank notes maturing in 2004            $  243,733                 -
Senior bank notes with variable interest rates
  having a weighted average interest rate of
  6.79% maturing in 2001                            $   69,995                 -

CAPITAL SECURITIES
Company obligated mandatorily redeemable
  capital securities of subsidiary trust
  holding solely junior subordinated
  deferrable interest debentures of
  the Company with an interest rate of
  9.525% maturing in 2027                           $  160,000         $ 160,000
Other                                               $      181                 -

Senior Bank Notes The senior bank notes are direct unconditional, unsecured general obligations of PNB and are not subordinated to any other indebtedness of PNB. The senior bank notes consist of fixed rate three-year and five-year senior obligations and variable rate two-year senior obligations. Interest is payable semiannually on the fixed rate senior bank notes and quarterly on the variable rate senior bank notes. During 1999 and 1998, PNB made interest payments of $47.9 million and $13.3 million on its outstanding senior bank notes.

Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of the Company The Company, through a wholly owned subsidiary statutory business trust, Providian Capital I, issued mandatorily redeemable preferred securities, which accumulate accrued distributions that are payable semiannually. The Company has the right to defer payment of interest on the capital securities at any time and from time to time, for a period not exceeding ten consecutive semiannual periods with respect to each deferral period, provided that no extension period may extend beyond the stated maturity. During any such extension period, the Company's ability to pay dividends on its common stock would be restricted. The Company has the right to cause the redemption of the capital securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price depends on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the capital securities. The sole assets of Providian Capital I are $164.9 million aggregate principal amount of the Company's 9.525% Junior Subordinated Deferrable Interest Debentures due February 1, 2027 and the right to reimbursement of expenses under a related expense agreement with the Company. During 1999, 1998, and 1997, distributions totaling $15.2 million, $15.2 million, and $13.7 million on the capital securities were included in "Other non-interest expense" in the Company's consolidated statements of income. The Company's obligations under the capital securities constitute a full and unconditional guarantee.

Revolving Credit Facility The Company's banking subsidiaries maintain an unsecured revolving credit agreement, guaranteed by the Company, with various financial institutions. The Company pays facility fees based on the total commitment from the lenders and utilization fees based on outstanding borrowings when borrowings exceed 50% of the total commitment. Interest on outstanding borrowings is based upon a competitive bid process or on the federal funds rate, LIBOR, or the prime rate, plus a spread. The total commitment from the lenders under the revolving credit agreement was $1.0 billion at December 31, 1999 and $1.2 billion at December 31, 1998 and 1997. There were no outstanding balances drawn on this line as of December 31, 1999 and 1998. During 1999, no borrowings were made and no interest expense was incurred on the revolving credit agreement. Interest expense on the revolving credit agreement totaled $5.1 million and $7.3 million for the years ended December 31, 1998 and 1997. The revolving credit agreement expires in January 2003.

NOTE 12: DEFERRED FEE REVENUE

The activity for deferred fee revenue and the related cancellation allowance for the years ended December 31, 1999, 1998, and 1997 is as follows:

Year ended December 31,
(dollars in thousands)                  1999             1998               1997
--------------------------------------------------------------------------------
DEFERRED FEES
Balance at beginning
  of year                         $  315,708        $  61,040         $  23,650
Additions                            861,877          467,583            92,789
Amortization                        (598,978)        (212,915)          (55,399)
--------------------------------------------------------------------------------
Balance at end of year            $  578,607        $ 315,708         $  61,040
================================================================================

CANCELLATION ALLOWANCE
Balance at beginning
  of year                         $   18,909        $   3,656         $   1,417
Additions                            231,802          125,757            24,956
Reversals                           (217,392)        (110,504)          (22,717)
--------------------------------------------------------------------------------
Balance at end of year            $   33,319        $  18,909         $   3,656
================================================================================

NOTE 13: INCOME TAXES

The components of the Company's income tax expense are as follows:

Year ended December 31,
(dollars in thousands)                   1999             1998             1997
-------------------------------------------------------------------------------
Current:
  Federal                          $  537,173       $  369,087        $  93,509
  State                               102,864           64,538           21,349
-------------------------------------------------------------------------------
                                      640,037          433,625          114,858

Deferred:
  Federal                            (241,597)        (212,048)           7,124
  State                               (31,287)         (27,460)          (2,143)
-------------------------------------------------------------------------------
                                     (272,884)        (239,508)           4,981
-------------------------------------------------------------------------------
                                   $  367,153       $  194,117        $ 119,839
===============================================================================

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31,
(dollars in thousands)                                    1999             1998
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Gain on sale of loans                              $  25,608        $  24,471
  Deferred loan acquisition costs                       10,781           11,995
  Purchase accounting adjustment                         8,890                -
  Other                                                  7,484            2,316
-------------------------------------------------------------------------------
                                                        52,763           38,782
Deferred tax assets:
  Allowance for credit losses                          404,523          172,982
  Deferred fee revenue                                 174,690          115,891
  Discount on securitized loans                              -           29,024
  Long-term incentive accruals                          27,676           17,465
  Other                                                 15,888            9,439
-------------------------------------------------------------------------------
                                                       622,777          344,801
-------------------------------------------------------------------------------
Net deferred tax assets before unrealized
  losses on securities available-for-sale              570,014          306,019
Unrealized losses on securities
  available-for-sale                                       993              215
Foreign currency                                            33                -
-------------------------------------------------------------------------------
Net deferred tax assets                              $ 571,040        $ 306,234
===============================================================================

The Company believes that it will fully realize its total deferred income tax assets as of December 31, 1999 based upon the Company's recoverable taxes from prior carryback years, its total deferred income tax liabilities, and its current level of operating income.

The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

Percent of Pretax Income                1999             1998              1997
-------------------------------------------------------------------------------
Statutory federal rate                  35.0%            35.0%             35.0%
Effect of state income taxes             5.2              5.0               4.0
Other                                   (0.2)            (0.4)             (0.5)
-------------------------------------------------------------------------------
Effective tax rate                      40.0%            39.6%             38.5%
===============================================================================

NOTE 14: DERIVATIVE FINANCIAL INSTRUMENTS

The Company's principal objective in entering into off-balance sheet interest rate risk management instruments is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in the repricing characteristics of interest-earning assets and interest-bearing deposits and other liabilities. The goal is to maintain levels of net interest income while reducing interest rate risk and facilitating the funding needs of the Company. To achieve that objective, the Company uses a combination of interest rate risk management instruments, including interest rate swap and cap agreements, with maturities ranging from 2000 to 2003.

     When interest rate risk management instruments are used to hedge reported assets and liabilities, the net receipts or payments are recognized as an adjustment to interest expense. As of December 31, 1999 and 1998, the Company had $1,050 million and $635 million in notional amount of swaps outstanding.

     The average effective interest rate on the Company's interest-bearing liabilities after giving effect to the swaps was 5.59%, 5.56%, and 5.51% for the years ended December 31, 1999, 1998, and 1997. For the years ended December 31, 1999, 1998, and 1997, the impact to interest expense as a result of the interest rate swap agreements was a decrease of $3.5 million, $2.1 million, and $1.3 million.

     When interest rate risk management instruments are used to hedge the excess servicing income received from loan securitizations, the net receipts or disbursements are recognized as an adjustment to loan servicing income. In connection with these agreements, $0.1 million was paid during 1999 and $1.2 million and $2.1 million were received during 1998 and 1997.

     The following table summarizes the expected or contractual maturities and weighted average interest rates associated with amounts to be received or paid by the Company:

                                            Balance at
                                            December 31,                    Balances Maturing in
                                                            ------------------------------------------------------
(dollars in thousands)                          1999            2000       2001        2002      Thereafter
------------------------------------------------------------------------------------------------------------------
PAY FIXED/RECEIVE VARIABLE
Notional value                              $  500,000             -          -           -      $  500,000
Weighted average pay rate                         5.48%            -          -           -            5.48%
Weighted average receive rate/(1)/                6.46%            -          -           -            6.46%

RECEIVE FIXED/PAY VARIABLE
Notional value                              $  380,000     $  10,000   $ 20,000    $ 20,000      $  330,000
Weighted average pay rate/(1)/                    6.07%         6.22%      6.18%       6.19%           6.05%
Weighted average receive rate                     7.37%         6.94%      6.62%       6.99%           7.49%

RECEIVE VARIABLE/PAY VARIABLE
Notional value                              $  170,476     $ 170,476          -           -               -
Weighted average pay rate/(1)/                    7.32%         7.32%         -           -               -
Weighted average receive rate                    12.48%        12.48%         -           -               -

TOTAL
Notional value                              $1,050,476     $ 180,476   $ 20,000    $ 20,000      $  830,000
Weighted average pay rate/(1)/                    5.99%         7.26%      6.18%       6.19%           5.77%
Weighted average receive rate/(1)/                7.77%        12.17%      6.62%       6.99%           6.99%

(1) Variable rates are held constant for future periods at their effective rates as of their most recent reset prior to December 31, 1999.

In addition, the Company has entered into interest rate cap agreements, the effect of which is to establish maximum interest rates on a portion of its managed funding sources. To the extent the Company has funded fixed rate receivables with variable rate deposits or debt, the interest rate caps are designed to protect net interest margin. To the extent the Company has securitized fixed rate receivables using variable rate instruments, the interest rate caps are designed to protect loan servicing income. As of December 31, 1999 and 1998, the Company had $645 million and $671 million in notional amount of interest rate caps outstanding. During 1999, the Company recorded no amortization related to interest rate cap fees. For the years ended December 31, 1998 and 1997, the Company amortized $0.1 million and $0.6 million related to interest rate cap fees paid. The Company received no interest rate cap agreement interest payments in 1999, 1998, or 1997.

The following is a summary of the Company's interest rate cap agreement maturity distributions as of December 31, 1999:

                                                                       Weighted
                                                 Notional Amount       Average
                                                    Maturing            Strike
Year                                         (dollars in thousands)      Rate
--------------------------------------------------------------------------------
2000                                                $  461,836           11.94%
2001                                                $  155,563           11.80%
2002                                                $   23,741           11.27%
Thereafter                                          $    3,738            6.99%

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the agreement. This credit risk is measured as the gross unrealized gain on the financial instruments. The Company had gross unrealized gains on interest rate swap agreements of $20.9 million and $4.0 million at December 31, 1999 and 1998. The Company has reduced credit risk in these instruments by entering into interest risk management agreements with nationally recognized financial institutions and dealers that carry at least investment grade ratings. Also, the Company's policy is to diversify its credit risk exposure across a number of counterparties. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk. The Company does not anticipate default by any counterparties.

NOTE 15: CAPITAL REQUIREMENTS

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

     The quantitative measures established by applicable regulatory guidelines to ensure capital adequacy require that the Company's banking subsidiaries maintain minimum ratios of Total and Tier 1 risk-based capital to risk-weighted assets (Total and Tier 1 Risk-Based Capital Ratios) and of Tier 1 risk-based capital to adjusted average total assets (Leverage Ratio). The Company's banking subsidiaries met all regulatory capital adequacy requirements to which they were subject at December 31, 1999 and 1998. At December 31, 1999 and 1998, the Company's banking subsidiaries met the "well-capitalized" requirements under the applicable regulatory guidelines. To be categorized as "well-capitalized," the Company's banking subsidiaries must maintain minimum capital requirements as set forth in the following table:

December 31,
(dollars in thousands)                                        1999                                        1998
--------------------------------------------------------------------------------------------------------------------------------
                                       Total                 Tier 1                   Tier 1                Total
                                     Risk-Based            Risk-Based                Leverage            Risk-Based
                                      Capital               Capital                Ratio/(1)/              Capital
--------------------------------------------------------------------------------------------------------------------------------
                              Amount         Ratio     Amount       Ratio      Amount        Ratio     Amount        Ratio
--------------------------------------------------------------------------------------------------------------------------------
PROVIDIAN NATIONAL BANK
Actual                        $1,396,127     11.17%     $1,224,177   9.79%     $1,224,177    10.88%    $741,222      10.08%
Minimum
     capital
     adequacy                  1,000,246      8.00%        500,123   4.00%        450,076     4.00%     588,541       8.00%
Minimum
     well-
     capitalized               1,250,308     10.00%        750,185   6.00%        562,596     5.00%     735,676      10.00%

PROVIDIAN BANK
Actual                           157,423     15.08%        143,884  13.78%        143,884    10.54%      27,508      10.58%
Minimum
     capital
     adequacy                     83,511      8.00%         41,755   4.00%         54,595     4.00%      20,805       8.00%
Minimum
     well-
     capitalized                 104,389     10.00%         62,633   6.00%         68,243     5.00%      26,006      10.00%

-----------------------------------------------------------------------------------
                                      Total                    Tier 1
                                    Risk-Based                Risk-Based
                                      Capital                  Capital
-----------------------------------------------------------------------------------
                                 Amount       Ratio       Amount      Ratio
-----------------------------------------------------------------------------------
PROVIDIAN NATIONAL BANK
Actual                           $666,424       9.06%      $666,424      11.06%
Minimum
     capital
     adequacy                     294,270       4.00%       240,919       4.00%
Minimum
     well-
     capitalized                  441,405       6.00%       301,148       5.00%

PROVIDIAN BANK
Actual                             23,968       9.22%        23,968       6.85%
Minimum
     capital
     adequacy                      10,403       4.00%        14,001       4.00%
Minimum
     well-
     capitalized                   15,604       6.00%        17,501       5.00%

(1)  Minimum capital adequacy ratio is 3.0% for the highest rated institutions.

NOTE 16: SHAREHOLDERS' EQUITY

The Company is party to several agreements in which it has contracted to purchase shares of its common stock on a forward basis. At the Company's election, the agreements allow settlements on a physical basis or, subject to certain conditions, on a net basis in shares of the Company's common stock or in cash. To the extent that the market price of the Company's common stock on a settlement date is greater than the forward purchase price, the Company will receive the net differential. To the extent that the market price of the Company's common stock on a settlement date is lower than the forward purchase price, the Company will settle the agreed-upon premium amount. At December 31, 1999 and 1998, the agreements covered 1,153,013 and 567,232 shares of the Company's common stock at an average forward price of $96.03 and $72.56 per share. The agreements have terms of one year but may be settled earlier at the Company's option. If the agreements had been settled on a net share basis at the December 31, 1999 market price of the Company's common stock ($91.0625 per share), the Company would have issued approximately 62,907 shares of its common stock to the counterparties. During the years ended December 31, 1999 and 1998 settlements from the forward purchase agreements resulted in the Company receiving 248,319 and 182,768 shares of its common stock and paying premium amounts of $1.3 million and $1.0 million, which were recorded as adjustments to additional paid-in capital. In addition, during 1998, the Company completed a final settlement of an earlier agreement which, in the aggregate, resulted in the purchase by the Company of 750,000 shares of its common stock at an effective price of $47.40 per share.

     In April 1998, the Company entered an agreement to sell equity put warrants for 375,000 shares of the Company's common stock. The put warrants entitled the holder to sell to the Company, by physical delivery, a specified number of shares of the Company's common stock at a price of $43.07 per share. These put warrants expired unexercised on February 26, 1999.

Note 17: CUMULATIVE OTHER COMPREHENSIVE INCOME

The components of cumulative other comprehensive income, net of related tax, for the years ended December 31, 1999 and 1998 are as follows:

                                                                           Cumulative
                                             Unrealized       Foreign         Other
                                             Gain (Loss)      Currency    Comprehensive
(dollars in thousands)                      on Securities   Translation       Income
---------------------------------------------------------------------------------------
Balance at January 1, 1998                     $        -     $      -       $        -
  Other comprehensive
    income                                           (535)           -             (535)
  Tax benefit (expense)                               215            -              215
---------------------------------------------------------------------------------------
Balance at December 31, 1998                   $     (320)    $      -       $     (320)
  Other comprehensive
    income                                         (3,143)          76           (3,067)
  Tax benefit (expense)                             1,256          (30)           1,226
---------------------------------------------------------------------------------------
Balance at December 31, 1999                   $   (2,207)    $     46       $   (2,161)
=======================================================================================

Note 18: EARNINGS PER COMMON SHARE

Earnings per share-basic is computed by dividing net income by the weighted average number of common shares outstanding for the applicable period. Earnings per share-assuming dilution is computed by dividing net income by the weighted average number of common shares outstanding after consideration of the potential dilutive effect of common share equivalents, based on the treasury stock method using the average market price of the Company's common shares for the applicable period. Common share equivalents for the Company are related to employee stock option programs and forward purchase agreements entered into by the Company. For the years ended December 31, 1999, 1998, and 1997, no shares related to forward purchase agreements were included in the computation because their inclusion would have been antidilutive.

     Historical earnings per share are not presented for the year ended December 31, 1997 because before the spin-off, all of the Company's common stock was held by its then parent, Providian Corporation, and such information would not be meaningful. Pro forma earnings per share with and without dilution for the year ended December 31, 1997 have been computed by dividing net income as reported for the period by the pro forma weighted average number of common shares outstanding for the applicable period.

     In determining the pro forma number of common shares outstanding before the spin-off, the number of shares of Providian Corporation common stock was used, since shareholders of Providian Corporation received one share of the Company's common stock for each share of Providian Corporation common stock held on the record date for the spin-off. Included in the computation of fully diluted common shares prior to the spin-off are Providian Corporation options that were exercised between January 1, 1997 and June 10, 1997. These options have been included because, upon their exercise, they became eligible to be converted to the Company's common stock on the spin-off distribution date.

Year ended December 31,                                   Pro Forma
(dollars in thousands,                                   (Unaudited)
except per share data)                  1999      1998      1997
-------------------------------------------------------------------
Net Income/(1)/                   $  550,272  $296,446    $ 191,461
===================================================================
Weighted average shares
  outstanding-basic                  141,371   141,872      142,144
Effect of dilutive securities:
  Restricted stock
    issued-non vested                    528       540          219
  Employee stock
    options/(2)/                       3,648     2,772        1,229
-------------------------------------------------------------------
Dilutive potential
  common shares                        4,176     3,312        1,448
-------------------------------------------------------------------
Adjusted weighted
  average shares and
  assumed conversions                145,547   145,184      143,592
===================================================================
Earnings per share-basic          $     3.89  $   2.09    $    1.35
===================================================================
Earnings per share-
  assuming dilution               $     3.78  $   2.04    $    1.33
===================================================================

(1) For purposes of pro forma earnings per share, net income has not been adjusted for preferred stock dividends as a result of the February 1997 transaction in which the Company issued mandatorily redeemable capital securities and used the proceeds to repay borrowings under notes payable to affiliates and to redeem the preferred stock.

(2) During 1999, options to purchase 1,771,500 shares of the Company's common stock were not included in the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares and, therefore, the inclusion of such options would be antidilutive.

Note 19: STOCK OWNERSHIP AND STOCK OPTION PLANS

During 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB Opinion No. 25"), as SFAS No. 123 permits. Accordingly, because the exercise price of the Company's employee stock options is the fair market value of the underlying stock on the date of grant, no compensation expense is recognized by the Company at the time of the grant. In addition, the Company does not recognize compensation expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB Opinion No. 25. The Company, as required, follows the pro forma net income, pro forma earnings per share, and stock-based compensation plan disclosure requirements set forth in SFAS No. 123.

     At December 31, 1999, the Company had four stock-based compensation plans: the Company's 1999 Non-Officer Equity Incentive Plan, 1997 Stock Option Plan, Stock Ownership Plan, and 1997 Employee Stock Purchase Plan.

     During 1999, the Company introduced the Non-Officer Equity Incentive Plan authorizing a maximum of 2,500,000 shares of common stock to be granted under the Plan. This Plan provides stock-based grants to employees other than officers. During 1999, the Company granted 1,031,050 options to purchase shares of the Company's common stock under this Plan. On January 4, 2000, in connection with the introduction of this Plan, the Company granted 150,000 options to purchase shares of the Company's common stock and is scheduled to issue additional grants on July 3, 2000. Stock options granted under this Plan have a maximum term of ten years.

     The Company's 1997 Stock Option Plan provides for grants of incentive and nonqualified stock options to employees and non-employee directors. Stock options granted under this Plan have a maximum term of ten years. During 1999, the Company granted nonqualified options to purchase 1,883,300 shares of the Company's common stock to employees and non-employee directors under this Plan.

     The 1997 Stock Option Plan permits the issuance of options to purchase a total of 17,906,286 shares of the Company's common stock issuable in conjunction with the exercise of stock options. As of December 31, 1999, the number of common shares available for future grants under this Plan was 6,730,910 shares.

     The Company's Stock Ownership Plan provides for grants of restricted and nonrestricted stock to employees and non-employee directors. A maximum of 6,000,000 shares of the Company's common stock are permitted to be granted under this Plan. Restricted stock is subject to forfeiture during the vesting period. During 1999, the Company granted 93,950 shares of restricted stock and 2,769 shares of nonrestricted stock to employees and non-employee directors under this Plan. The Company records the market value of restricted stock grants as deferred compensation at the time of grant and amortizes such amounts over the applicable vesting period.

     The Company's 1997 Employee Stock Purchase Plan authorizes a maximum of 1,500,000 shares of common stock to be issued to eligible employees. Under this Plan, shares of the Company's common stock may be purchased at the end of each offering period at 85% of the lower of the fair market value on the first or the last day of such offering period. Eligible employees may designate a portion of their compensation, not to exceed 7% of their gross compensation during an offering period, to purchase shares under this Plan. The offering periods begin every six months, on each January 1 and July 1, and each have a duration of one year, except that the first offering period began on October 1, 1997 and ended on June 30, 1998. During 1999, the Company sold 70,475 shares of the Company's common stock at an average price of $51.28 per share under this Plan. As of December 31, 1999, the number of shares available for future purchases by employees under this Plan was 1,325,944 shares.

     The following is a summary of stock options outstanding and exercisable under the Company's Plans at December 31, 1999:

                                          Outstanding Options                Exercisable Options
-------------------------------------------------------------------------------------------------------
                                                             Weighted                         Weighted
                                        Weighted Average      Average                          Average
                            Number of     Remaining          Exercise        Number of        Exercise
Range of Exercise Prices     Shares     Contractual Life      Price            Shares           Price
-------------------------------------------------------------------------------------------------------
     $  5.00- 20.00        1,207,813        5.66          $   14.23         1,207,813        $    14.23
       20.01- 30.00        3,406,514        5.11              21.52         2,776,224             21.49
       30.01- 45.00        2,283,417        8.34              39.07           729,917             39.03
       45.01- 70.00           52,500        8.78              50.74            17,500             50.74
       70.01-100.00        1,066,450        9.52              91.84                 -                 -
      100.01-130.00        1,717,000        9.42             125.55                 -                 -
-------------------------------------------------------------------------------------------------------
                           9,733,694        7.19          $   50.94         4,731,454        $    22.45
=======================================================================================================

Presented below are the changes to the stock options under the Company's Plans for the years ended December 31, 1999 and 1998:

                                                      1999             1998
------------------------------------------------------------------------------------------
                                                         Weighted                 Weighted
                                                          Average                  Average
                                            Number of    Exercise    Number of    Exercise
                                              Shares      Price        Shares      Price
------------------------------------------------------------------------------------------
Outstanding at
  beginning of year                         8,481,764    $  25.25    7,266,762      $18.59
Granted                                     2,914,350      111.92    2,543,157       39.35
Exercised                                  (1,159,521)      20.54   (1,031,297)      13.63
Forfeited/(1)/                               (502,899)      41.09     (296,858)      23.66
------------------------------------------------------------------------------------------
Outstanding at
  end of year                               9,733,694    $  50.94    8,481,764      $25.25
==========================================================================================

(1) 1999 forfeitures include option to purchase 183,577 shares that were surrendered and cancelled in exchange for participation in a deferred compensation program. For the year ended December 31, 1999, the Company recognized an expense of $18.8 million in connection with this exchange.

The following table reflects on a pro forma basis the Company's net income and earnings per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant or election under the Company's Plans, consistent with the provisions of SFAS No. 123. Since pro forma compensation costs relate to all periods over which the grants vest, the initial impact on the Company's pro forma net income may not be representative of compensation costs in subsequent years, when the effect of the amortization of multiple awards would be reflected.

Year ended December 31
(dollars in thousands, except per share data)                      1999          1998    1997/(1)/
--------------------------------------------------------------------------------------------------
Net Income                                                 $    550,272  $    296,446  $   191,461
Pro forma                                                  $    515,254  $    280,938  $   186,084
Net income per common share:
As reported
  Basic                                                    $       3.89  $       2.09  $      1.35
==================================================================================================
  Assuming dilution                                        $       3.78  $       2.04  $      1.33
==================================================================================================
Pro forma
  Basic                                                    $       3.64  $       1.98  $      1.31
==================================================================================================
  Assuming dilution                                        $       3.55  $       1.94  $      1.30
==================================================================================================

(1) See Note 18: Earnings Per Common Share for additional information about 1997 net income.

The fair value of the stock options granted by the Company was estimated at the grant/rollover date using the Black-Scholes modeling technique with the following assumptions: for the year ended December 31, 1999, risk-free weighted average interest rate of 5.55%; weighted average dividend yield of 0.29%; weighted average expected volatility of 62%; expected stock option life of five years; and expected life for an offering under the 1997 Employee Stock Purchase Plan of one year. For the year ended December 31, 1998, risk-free weighted average interest rate of 5.55%; weighted average dividend yield of 0.80%; weighted average expected volatility of 55%; expected stock option life of five years; and expected life for an offering under the 1997 Employee Stock Purchase Plan of one year.

     The weighted average grant date fair values of the stock options granted by the Company during 1999 and 1998 were $60.79 and $19.61 per share. The exercise price of each stock option is the market price of the Company's common stock on the date of grant with the exception of the Providian Corporation options that were converted into Company stock options in connection with the spin-off, which had an average converted exercise price of $13.41 per share. Expiration dates range from August 7, 2001 to December 8, 2009 for options outstanding at December 31, 1999.

Note 20: DEFINED CONTRIBUTION 401(K) PLAN

The Company sponsors a defined contribution 401(k) Plan offering tax-deferred investment opportunities to substantially all of its employees who have completed at least 1,000 hours of service. Employees may elect to make both pre-tax and after-tax contributions subject to certain limits set by the Internal Revenue Service. The Company makes matching contributions in an amount determined at the discretion of the Company. The Company uses its common stock for these matching contributions. As of December 31, 1999, the 401(k) Plan held 538,806 shares of the Company's common stock with a market value of $49.1 million. For the year ended December 31, 1999, the 401(k) Plan received $0.1 million in common stock dividends from the Company. Employee contributions are invested at the direction of the employee participant. Total 401(k) Plan expenses for the years ended December 31, 1999, 1998, and 1997 were $4.1 million, $3.2 million, and $2.3 million.

     In addition, the Company makes retirement contributions to the 401(k) Plan for employees with at least one year of employment regardless of whether such employees make contributions to the 401(k) Plan. The Company made retirement contributions to the 401(k) Plan of $8.3 million, $6.2 million, and $5.4 million during 1999, 1998, and 1997. The retirement contributions vest 20% on completion of the third year of employment and an additional 20% for each completed year of employment thereafter until fully vested.

NOTE 21: SEGMENT INFORMATION

The operations of the Company consist of two primary segments: Credit Card and Emerging Businesses. The Credit Card segment includes credit cards and secured credit cards. Credit Card customer relationships are initiated primarily through direct marketing and other distribution channels or credit card portfolio acquisitions from other financial institutions. The Emerging Businesses segment represents home loans and First Select Corporation, specializing in the purchase of delinquent loans for collections and other new business development initiatives. The Company reorganized its reporting segments in 1999 to combine First Select Corporation with the Home Loan segment to form its Emerging Businesses segment. First Select Corporation had been reported prior to 1999 under the caption "Other." Prior periods have been restated to reflect the change in segment reporting. Membership services revenue, which is derived from both Credit Card and Emerging Businesses customers, is included in the respective segment summary financial information.

     It is the Company's practice to analyze its financial performance on a managed basis. Segment information is presented below on the Company's managed loan portfolios. As described in Note 2: Summary of Significant Accounting Policies, the Company securitizes certain loans and records such securitizations as sales, which has the effect of removing such loans from the Company's consolidated statements of financial condition.

     The following is a summary of the Company's managed segment activity for the years ended December 31, 1999, 1998, and 1997:

                                                                 Emerging
(dollars in thousands)                   Credit Card            Businesses         Other           Total
-------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
Revenue/(1)/                             $ 3,934,355              141,324         21,734         $ 4,097,413
Net interest income                      $ 1,918,708               86,549         (1,150)        $ 2,004,107
Provision for credit losses              $ 1,678,584               28,094              -         $ 1,706,678
Segment income before income taxes       $ 1,169,650              (24,056)       (64,775)        $ 1,080,819
Assets                                   $18,848,542            2,025,948        201,049         $21,075,539

YEAR ENDED DECEMBER 31, 1998
Revenue/(1)/                             $ 2,265,286               84,111              -         $ 2,349,397
Net interest income                      $ 1,263,940               71,901              -         $ 1,335,841
Provision for credit losses              $ 1,058,165               13,496              -         $ 1,071,661
Segment income before income taxes       $   568,851                7,120              -         $   575,971
Assets                                   $12,138,380            1,122,640              -         $13,261,020

YEAR ENDED DECEMBER 31, 1997
Revenue/(1)/                             $ 1,414,548               79,767              -         $ 1,494,315
Net interest income                      $   971,699               65,184              -         $ 1,036,883
Provision for credit losses              $   840,822               10,214              -         $   851,036
Segment income before income taxes       $   343,071               27,837              -         $   370,908
Assets                                   $ 8,838,607            1,063,446              -         $ 9,902,053

(1) Segment revenue consists of interest income less interest expense, less an allocated portion of the distributions on the Company's mandatorily redeemable capital securities, plus non-interest income realized on all operating segments.
63

The impact of securitizations on the Company's consolidated statements of income is to reduce net interest income and the provision for credit losses, and to increase non-interest income. The following is a reconciliation of the Company's segment activity on a managed basis to the consolidated statements of income and financial condition of the Company for the years ended December 31, 1999, 1998, and 1997:

Year ended December 31,
(dollars in thousands)                  1999                1998                 1997
------------------------------------------------------------------------------------------
REVENUES
Total segment revenue/(1)/         $   4,097,413     $     2,349,397      $     1,494,315
Revenue from
    securitized loans                   (607,550)           (511,520)            (473,208)
Other                                     97,819              23,615               12,908
------------------------------------------------------------------------------------------
    Total consolidated
      revenues                     $   3,587,682     $     1,861,492      $     1,034,015
==========================================================================================

NET INTEREST INCOME
Total segment net
    interest income                $   2,004,107     $     1,335,841      $     1,036,883
Net interest income from
    securitized loans                   (933,129)           (766,592)            (648,153)
Other                                    104,228              26,064               10,653
------------------------------------------------------------------------------------------
    Total consolidated net
      interest income              $   1,175,206     $       595,313      $       399,383
==========================================================================================

PROVISION FOR CREDIT LOSSES
Total segment provision            $   1,706,678     $     1,071,661              851,036
Net credit losses from
    securitized loans                   (607,547)           (525,732)            (701,815)
Other                                          -                   -                   47
------------------------------------------------------------------------------------------
     Total consolidated
      provision                    $   1,099,131     $       545,929      $       149,268
==========================================================================================

PROFIT OR LOSS
Total segment profits              $   1,080,819     $       575,971      $       370,908
Corporate and other                     (163,394)            (85,408)             (59,608)
------------------------------------------------------------------------------------------
    Income before
      income taxes                 $   $ 917,425     $       490,563      $       311,300
==========================================================================================

ASSETS
Total assets for                                                          $
    reportable segments            $  21,075,539     $    13,261,020            9,902,053
Securitized loans                     (9,416,499)         (7,503,842)          (6,491,144)
Allowance for credit losses           (1,028,377)           (451,245)            (145,312)
Other assets                           3,710,214           1,925,282            1,183,816
------------------------------------------------------------------------------------------
     Total consolidated assets     $  14,340,877     $     7,231,215      $     4,449,413
==========================================================================================

(1) Total segment revenue consists of interest income less interest expense, less an allocated portion of the distributions on the Company's mandatorily redeemable capital securities, plus non-interest income realized on all operating segments.

NOTE 22: FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), the estimated fair value of the Company's financial instruments is disclosed below. In cases where quoted market prices are not available, fair values are basis on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in immediate settlement of the instrument. In addition, these values do not consider the potential income taxes or other expenses that might be incurred upon an actual sale of an asset or settlement of a liability. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not necessarily represent or affect the underlying value of the Company.

     The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

Cash and Cash Equivalents Cash and cash equivalents are carried at an amount that approximates fair value.

Federal Funds Sold and Securities Purchased Under Resale Agreements Federal funds sold and securities purchased under resale agreements are carried at an amount that approximates fair value.

Investment Securities The estimated fair values of investment securities by type are provided in Note 4: Investment Securities. Fair value is based on quoted market prices when available, or if unavailable, fair value is estimated using quoted market prices of comparable instruments.

Loans Receivable The carrying amount of loans approximates fair value.

Interest Receivable and Due from Securitizations The carrying amounts reported in the Company's consolidated statements of financial condition approximate fair value.

Deposits The fair values disclosed for demand deposits (money market deposit accounts and certain savings accounts) are equal to the amount payable on demand at the reporting date (carrying amount). Fair value for fixed rate certificates of deposit and other fixed rate deposits are estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Short-Term Borrowings The carrying amounts of federal funds purchased and lines of credit approximate fair value.

Long-Term Borrowings The fair value of fixed rate senior bank notes is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Capital Securities The fair value of the Company's mandatorily redeemable capital securities is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Off-Balance Sheet Instruments The fair value of the Company's off-balance sheet instruments (swaps, caps, and lending commitments) is based on valuation models, if material, using discounted cash flows (swaps) and assessment of current replacement cost (caps). Credit card and home loan lending commitments were determined to have no fair value.

     The estimated fair values of the Company's financial instruments are as follows:

December 31,
(dollars in thousands)                                                                1999                          1998
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Carrying          Fair          Carrying        Fair
                                                                             Amount          Value           Amount        Value
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                               $     182,915   $     182,915   $    176,348   $   176,348
Federal funds sold and securities purchased under resale agreements         1,298,000       1,298,000        297,869       297,869
Investment securities:
    Available-for-sale                                                        455,238         455,238        114,858       114,858
    Held-to-maturity                                                          126,258         125,697        318,817       323,273
Loans receivable                                                           10,545,173      10,545,173      5,282,014     5,282,014
Interest receivable                                                           108,087         108,087         51,801        51,801
Due from securitizations                                                      614,217         614,217        454,374       454,374

LIABILITIES
Deposits                                                                   10,538,123      10,237,144      4,672,298     4,664,957
Short-term borrowings                                                         126,289         126,289        472,500       472,500
Long-term borrowings                                                          958,056         942,050        399,757       412,832
Capital securities                                                            160,000         194,477        160,000       231,149

OFF-BALANCE SHEET INSTRUMENTS
Swaps                                                                               -          12,251              -        (3,287)
Caps                                                                                -              62              -            23

NOTE 23: BUSINESS COMBINATION

On February 18, 1999, the Company announced the acquisition of GetSmart.com, Inc. GetSmart.com is an online referral service for consumer financial products that provides product information and lender connections through proprietary search and application technology. The purchase price consisted of $32.1 million, paid in cash to the former shareholders of GetSmart.com, $1.5 million in transaction costs, and liabilities of $4.4 million assumed by the Company.

     The acquisition has been accounted for as a purchase and, accordingly, the results of operations of GetSmart.com have been included in the Company's consolidated financial statements from the date of acquisition. Intangible assets, including goodwill created as a result of the acquisition, have been included in "other assets" on the Company's consolidated statements of financial condition

Note 24: SUBSEQUENT EVENT

On February 29, 2000, the Company announced that it is realigning resources previously dedicated to its home loan business. The Company expects to utilize these resources, including employees and facilities, in its credit card and e-commerce businesses and to continue to service its existing home loan portfolio. The Company plans to provide access to home loan products online through its GetSmart.com Web site to new and existing customers. As a result, the Company will refer home loans to other lenders rather than originating them. The Company does not expect the realignment of resources dedicated to its home loan business to have a material impact on its financial condition or results of operations.

Note 25: Parent Company Financial Information

Providian Financial Corporation (Parent Company Only)
Statements of Financial Condition

December 31,
(dollars in thousands)                            1999             1998
-------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                    $    67,328     $    100,090
Investment securities:
    Held-to-maturity                                   -          148,283
Loans receivable                                     264              272
Investment in subsidiaries                     1,459,871          744,998
Deferred taxes                                   579,930          306,234
Prepaid expenses and other assets                 12,434           10,635
-------------------------------------------------------------------------
    Total assets                             $ 2,119,827     $  1,310,512
=========================================================================

LIABILITIES
Due to subsidiaries                          $   371,968     $    120,091
Junior subordinated debentures                   164,949          164,949
Income taxes payable                             127,667          153,626
Accrued expenses and other liabilities           122,767           68,659
-------------------------------------------------------------------------
    Total liabilities                            787,351          507,325

SHAREHOLDERS' EQUITY
Common stock                                         954              954
Retained earnings                              1,394,293          866,005
Cumulative other comprehensive
    income                                        (2,161)            (320)
Common stock held in treasury                    (60,610)         (63,452)
-------------------------------------------------------------------------
    Total shareholders' equity                 1,332,476          803,187
-------------------------------------------------------------------------
    Total liabilities and shareholders'
    equity                                   $ 2,119,827     $  1,310,512
=========================================================================

Providian Financial Corporation (Parent Company Only)
Statements of Income

Year ended December 31,
(dollars in thousands)                       1999             1998               1997
------------------------------------------------------------------------------------------
REVENUES
Dividends from subsidiaries              $  170,271        $   320,000      $          -
Interest income:
    Investments                               5,039              1,609             3,296
    Loans                                        23                 27                31
    Loans to subsidiaries                     5,304              4,530               928
Other income                                  2,945               (103)            9,551
------------------------------------------------------------------------------------------
                                            183,582            326,063            13,806
EXPENSES
Salaries and employee
    benefits                                 31,671             10,832            15,973
Interest expense:
    Borrowings                                    -                  -               392
    Borrowings from
       subsidiaries                             221                  -                 -
General and administrative                   54,636             37,424            13,319
------------------------------------------------------------------------------------------
                                             86,528             48,256            29,684
------------------------------------------------------------------------------------------
Income (loss) before
    income taxes and
    equity in undistributed
    earnings of subsidiaries                 97,054            277,807           (15,878)
Income tax benefit                          (29,068)           (16,819)           (6,022)
Equity in undistributed
    earnings of subsidiaries                424,150              1,820           201,317
------------------------------------------------------------------------------------------
       Net Income                        $  550,272        $   296,446      $    191,461
==========================================================================================

Providian Financial Corporation (Parent Company Only)
Statements of Cash Flows

Year ended December 31,
(dollars in thousands)                                                                 1999              1998              1997
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net Income                                                                          $  550,272        $  296,446       $   191,461
Adjustments to reconcile net income to net cash provided by operating activities:
    Equity in undistributed earnings of subsidiaries                                  (424,150)           (1,820)         (201,317)

    Amortization of deferred compensation                                                7,738             4,415             1,280
    (Increase) decrease in other assets                                                 (1,791)            1,676            (2,299)
    Increase (decrease) in accrued expenses and other liabilities                       54,108            (5,610)             (276)

    (Increase) decrease in deferred income taxes receivable                           (273,696)         (239,507)            4,981

    Increase in taxes payable                                                           22,108           122,951             2,428
    Due to (due from) subsidiaries                                                     251,877            96,116              (738)
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by operating activities                               186,466           274,667            (4,480)

INVESTING ACTIVITIES
Net decrease (increase) in investment securities                                       146,442           (98,496)          (58,000)
Proceeds from sales/maturities of investment securities                                      -                 -             8,000
Net (increase) decrease in investment in subsidiaries                                 (290,723)                -            24,678
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash used for investing activities                                        (144,281)          (98,496)          (25,322)

FINANCING ACTIVITIES
Net decrease in note payable to affiliates                                                   -                 -           (42,500)
Redemption of preferred stock                                                                -                 -           (63,270)
Reimbursement relating to conversion of stock options                                        -                 -             6,846
Proceeds from exercise of stock options                                                 27,431            16,464             2,350
Purchase of common stock for treasury                                                  (74,004)          (97,971)          (18,345)
Put warrant premium                                                                          -             1,325                 -
Proceeds from the issuance of junior subordinated debentures                                 -                 -           164,949
Dividends paid to shareholders                                                         (28,374)          (21,358)          (10,526)
-----------------------------------------------------------------------------------------------------------------------------------
        Net cash (used) provided by financing activities                               (74,947)         (101,540)           39,504
-----------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                   (32,762)           74,631             9,702
Cash and cash equivalents at beginning of year                                         100,090            25,459            15,757
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $   67,328         $ 100,090       $    25,459
-----------------------------------------------------------------------------------------------------------------------------------

QUARTERLY AND COMMON STOCK DATA

QUARTERLY DATA (UNAUDITED)
SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

(dollars in thousands, except per share data)                         March 31          June 30     September 30     December 31
--------------------------------------------------------------------------------------------------------------------------------
1999
Interest income                                                     $   291,616     $   372,929     $   439,248    $   520,483
Interest expense                                                         80,501         100,270         117,619        150,680
Net interest income                                                     211,115         272,659         321,629        369,803
Provision for credit losses                                             182,073         255,222         288,279        373,557
Non-interest income                                                     477,256         571,458         651,118        712,644
Non-interest expense                                                    317,106         377,840         433,188        442,992
Income before income taxes                                              189,192         211,055         251,280        265,898
Net Income                                                          $   113,546     $   126,486     $   150,872    $   159,368
Earnings per share-basic                                            $      0.80     $      0.89     $      1.07    $      1.13
Earnings per share-assuming dilution                                $      0.78     $      0.87     $      1.04    $      1.10
Weighted average common shares outstanding-basic (000)                  141,247         141,483         141,296        141,451
Weighted average common shares outstanding-assuming dilution (000)      145,502         145,546         145,070        145,164

1998
Interest income                                                     $   176,577      $  194,220     $   218,226    $   253,556
Interest expense                                                         54,756          61,531          61,150         69,829
Net interest income                                                     121,821         132,689         157,076        183,727
Provision for credit losses                                              57,656         117,851         168,217        202,205
Non-interest income                                                     210,703         278,009         357,300        420,167
Non-interest expense                                                    182,053         188,925         210,506        243,516
Income before income taxes                                               92,815         103,922         135,653        158,173
Net Income                                                          $    56,108      $   62,863     $    82,561    $    94,914
Earnings per share-basic                                            $      0.39      $     0.44     $      0.58    $      0.67
Earnings per share-assuming dilution                                $      0.39      $     0.43     $      0.57    $      0.66
Weighted average common shares outstanding-basic (000)                  142,262         142,047         142,044        141,116
Weighted average common shares outstanding-assuming dilution (000)      144,771         145,169         145,500        144,811

COMMON STOCK PRICE RANGES AND DIVIDENDS (UNAUDITED)

                                                               Dividends
                                                              Declared per
                                                               Common
                            High               Low              Share
---------------------------------------------------------------------------
1999
First quarter          $   117           $   70 13/16      $    0.05
Second quarter             131 5/8           78 7/16            0.05
Third quarter              103 1/4           77 5/8             0.05
Fourth quarter             115 1/2           77 5/8             0.05

                                                                Dividends
                                                              Declared per
                                                                Common
                             High              Low               Share
---------------------------------------------------------------------------
1998
First quarter          $   41 21/64      $   29 11/64      $    0.03
Second quarter             52 3/8            38 37/64           0.03
Third quarter              58 19/64          37 5/64            0.03
Fourth quarter             75                33 43/64           0.05

The Company's common stock is traded on the New York Stock Exchange under the symbol "PVN." There were 9,358 common stockholders of record as of February 15, 2000.

CORPORATE INFORMATION


CORPORATE HEADQUARTERS
Providian Financial Corporation
201 Mission Street
San Francisco, CA 94105
(415) 543-0404
www.providian.com

CORPORATE CONTACTS
Corporate Giving:
Jim Wunderman
Vice President, Community Relations
(415) 278-4651

Media Relations:
Laurie Cole
Vice President, Corporate Communications
(415) 278-4844

Alan Elias
Vice President, Corporate Communications
(415) 278-4189

INVESTOR INQUIRIES
Investor information is available on our Web site at www.providian.com under the Investor Information section. Providian's annual reports, quarterly earnings releases, press releases, and SEC filings are available on the site, as well as current stock price data, earnings estimates, and a calendar of upcoming events. If you prefer, you may write or call us at:

Investor Relations
Providian Financial Corporation
201 Mission Street
San Francisco, CA 94105
(415) 278-6170

Institutional investors or analysts seeking information about Providian should contact:

Nancy Murphy
Senior Vice President, Investor Relations
(415) 278-4483

STOCK EXCHANGE LISTINGS
New York Stock Exchange and Pacific Exchange
Ticker Symbol: PVN

TRANSFER AGENT / REGISTRAR FOR COMMON STOCK
First Chicago Trust Company of New York
a Division of Equiserve
P.O. Box 2500
Jersey City, NJ 07303-2500
(800) 317-4445
www.equiserve.com

INDEPENDENT AUDITORS
Ernst & Young LLP

DIRECT INVESTMENT PROGRAM
Providian Financial's transfer agent, First Chicago Trust Company of
New York, a Division of Equiserve, offers a direct investment program for investors interested in purchasing or selling Providian Financial common stock. Additional information is available through a link from Providian's Web site to the DirectSERVICE(TM) Investment Program's Web site, or you may call or write:

The DirectSERVICE(TM) Investment Program
First Chicago Trust Company of New York
a Division of Equiserve
P.O. Box 2598
Jersey City, NJ 07303-2598
(800) 482-8690
www.equiserve.com

Corporate Officers

Board of Directors

Shailesh J. Mehta
Chairman, President and Chief Executive Officer, Providian Financial Corporation

Christina L. Darwall
Executive Director, Harvard Business School California Research Center

James V. Elliott
Executive Vice President, U.K. Business, Providian Financial Corporation

Lyle Everingham
Retired Chairman and Chief Executive Officer, The Kroger Co.

J. David Grissom
Chairman, Mayfair Capital

F. Warren McFarlan, D.B.A.
Senior Associate Dean and Professor of Business Administration, Harvard Business School

Ruth M. Owades
President and Chief Executive Officer, Calyx & Corolla

Larry D. Thompson
Partner, King & Spalding

John L. Weinberg
Senior Chairman, Goldman, Sachs & Co.


Senior Management

Shailesh J. Mehta
Chairman, President and Chief Executive Officer

Ellen Richey
Vice Chairman, General Counsel and Secretary

David R. Alvarez
President, Credit Cards

Seth A. Barad
President, Emerging Businesses

James V. Elliott
Executive Vice President, U.K. Business

David J. Petrini
Executive Vice President and Chief Financial Officer

James P. Redmond
Executive Vice President and Chief Risk Management Officer

John H. Rogers
Executive Vice President and Chief Human Resources Officer

James H. Rowe
Executive Vice President, E-Commerce