Form 10-K, Exhibit 13
period 2000-12-31
PROVIDIAN FINANCIAL CORP
filed 2001-03-30
CIK 1035713

QuickLinks -- Click here to rapidly navigate through this document

Selected Financial Data

	Year ended December 31,
	2000	1999	1998	1997	1996
	(dollars in thousands, except per share data)
Income Statement Data
Interest income	$2,699,947	$1,624,276	$842,579	$582,493	$584,182
Interest expense	875,174	449,070	247,266	183,110	189,569

Net interest income	1,824,773	1,175,206	595,313	399,383	394,613
Provision for credit losses	1,515,350	1,099,131	545,929	149,268	126,579
Non-interest income	3,248,302	2,412,476	1,266,179	634,632	423,819
Non-interest expense	2,471,503	1,571,126	825,000	573,447	434,602

Income before income taxes	1,086,222	917,425	490,563	311,300	257,251
Income tax expense	434,460	367,153	194,117	119,839	97,485

Net Income	$651,762	$550,272	$296,446	$191,461	$159,766

Cash dividends declared per common share(1)(8)	$0.1050	$0.1000	$0.0750	$0.0350	$—

Earnings per share—assuming dilution(2)(8)	$2.23	$1.89	$1.02	$0.67	$0.54

Statement of Financial Condition Data
Loans held for securitization or sale	$—	$—	$—	$450,233	$739,706
Loans receivable(3)	13,770,157	11,609,954	5,741,106	2,960,676	2,949,928
Allowance for credit losses	(1,445,638)	(1,028,377)	(451,245)	(145,312)	(114,540)
Total assets	18,055,313	14,340,877	7,231,215	4,449,413	4,351,742
Deposits	13,113,416	10,538,123	4,672,298	3,212,766	3,390,112
Borrowings	1,042,907	1,084,345	872,257	232,000	258,500
Equity	2,032,183	1,332,476	803,187	595,114	483,144
Managed Financial Data
Credit cards	$27,108,938	$19,049,591	$12,138,380	$8,838,607	$8,348,252
Home loans	13,877	1,976,862	1,106,568	1,063,446	951,382

Total consumer loans	$27,122,815	$21,026,453	$13,244,948	$9,902,053	$9,299,634

Securitized loans	$13,352,658	$9,416,499	$7,503,842	$6,491,144	$5,610,000
Managed revenue	5,783,586	4,195,232	2,373,012	1,507,223	1,093,610
Key Statistics
Total accounts (000s) at year-end	16,270	12,394	7,904	4,617	3,849
Managed net interest margin(4)	12.60%	12.33%	11.80%	11.23%	10.89%
Managed delinquency ratio(5)	7.52%	5.66%	5.33%	4.22%	4.36%
Managed loan net credit loss ratio(6)	7.71%	6.94%	7.58%	6.32%	4.82%
Net income to average managed assets(7)	2.36%	3.02%	2.30%	1.81%	1.91%
Net income to average equity	39.21%	52.37%	42.76%	36.79%	38.43%
Equity to managed assets	6.58%	5.62%	5.50%	5.29%	4.85%

(1)
On June 10, 1997, Providian Financial Corporation began operations as a separate stand-alone entity. Prior to that date it operated as a wholly owned subsidiary of Providian Corporation. Cash dividends declared during 1997 represent cash dividends paid to common shareholders subsequent to June 10, 1997.
(2)
Earnings per share—assuming dilution for the years prior to 1998 are pro forma and have been computed by reducing net income as reported by pro forma adjustments to arrive at pro forma net income available to common shareholders and then dividing this number by the pro forma weighted average number of common shares outstanding. See Notes to Consolidated Financial Statements included elsewhere in this document.
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
(8)
All common share and per common share data have been retroactively adjusted to reflect the two-for-one stock split in the form of a stock dividend in November 2000.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

    This discussion is intended to further the reader's understanding of the consolidated financial condition and results of operations of Providian Financial Corporation (the "Company"). It should be read in conjunction with the Company's historical financial statements included in this Annual Report and the data set forth under "Selected Financial Data." The historical financial statements of the Company may not be indicative of the Company's future performance. Certain prior year amounts included in the tables herein have been reclassified to conform to the 2000 presentation.

Forward-Looking Information

    Certain statements in this Annual Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Forward-looking statements include expressions of "belief," "anticipation," or "expectations" of management, statements as to industry trends or future results of operations of the Company, and other statements that are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition, delinquencies, credit losses, vendor relationships, funding costs and availability, general economic conditions, government policy and regulations, risks related to growth, product development, acquisitions, operations, and litigation. These and other risks and uncertainties are described in detail in the Company's 2000 Annual Report on Form 10-K under the heading "Cautionary Statements." Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date thereof. The Company undertakes no obligation to update any forward-looking statements.

Introduction

    The Company is a leading provider of consumer lending and deposit products offered primarily through its banking subsidiaries, Providian National Bank, a national bank, and Providian Bank, a Utah industrial loan corporation. The Company's products are offered to consumers within the United States, the United Kingdom, and Argentina. The Company's market focus is to seek out profitable consumer segments and develop products and services to meet their needs while applying its risk adjusted return approach to market segmentation and product pricing. This approach allows the Company to offer a variety of products with a range of yields based on the level of risk undertaken. The primary factors affecting the profitability of the Company's consumer lending business are growth in the number of customer accounts and outstanding loan balances, net interest spread on loans, fee revenue, credit usage, credit quality (delinquencies and credit losses), solicitation and marketing expenses, and account servicing efficiency.

    The Company generates revenue primarily through finance charges assessed on outstanding loan balances, through fees paid by customers related to account usage and performance (such as late, overlimit, cash advance, processing, and annual membership fees), and from the sale of various cardholder service products. The Company receives interchange fees from bankcard associations based on the purchase activity of its credit card customers. In addition, the Company earns revenue on its investments held for liquidity purposes and servicing fees and excess servicing on securitized loans.

    The Company's primary expenses are asset funding costs, credit losses, operating expenses, including salaries and employee benefits, advertising and solicitation costs, data processing and communication costs, and income taxes. The Company also recognized $309.3 million of settlement expenses during the year ended December 31, 2000, which are more fully described below. Solicitation costs (such as printing, postage, and credit bureau costs) are incurred and expensed prior to the acquisition of new accounts, while the revenue associated with an account is earned over the life of the account. In accordance with accounting principles generally accepted in the United States (GAAP), direct nonsolicitation costs associated with the acquisition of an account are capitalized, offset against up-front processing fees, and amortized over the life of the account (currently one year for credit cards). As a result, the majority of account acquisition costs are expensed as incurred.

    In October 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a stock dividend issued on November 30, 2000 to shareholders of record on November 15, 2000. Accordingly, all common share and per common share data for all periods presented have been retroactively adjusted to include the effect of the Company's stock split.

The following one-time adjustments occurred during 2000 and are reflected in the Company's financial results for the year:

    Settlements  In June 2000, the Company reached settlements with the Office of the Comptroller of the Currency, the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General with respect to certain business practices. In December 2000, the Company announced that it had reached an agreement to resolve a number of class action lawsuits, primarily involving the marketing of the Company's cardholder service products, that had been consolidated in the California Superior Court of San Francisco and the Federal District Court for the Eastern District of Pennsylvania. Court approval of the class action settlements is required. In connection with the settlements, the Company agreed to make certain business practice changes and to pay restitution to affected customers. The Company recorded a net pre-tax charge of $272.6 million and $36.7 million during the second and fourth quarters of 2000 to non-interest expense on its consolidated statements of income, relating to the Company's obligations under the settlement agreements.

    Sale of the Home Loan Business  In February 2000, the Company announced a realignment of resources previously dedicated to its home loan business. The Company transitioned these resources, including employees and facilities, into its credit card and e-commerce businesses. In June 2000, the Company sold $1.5 billion of home equity loans and recognized a pre-tax gain of $64.7 million in non-interest income on its consolidated statements of income.

Earnings Summary

    The following discussion provides a summary of 2000 results compared to 1999 results and 1999 results compared to 1998 results. Each component of the results is discussed in further detail in subsequent sections of this discussion.

    Year Ended December 31, 2000 Compared to Year Ended December 31, 1999  Net income for the year ended December 31, 2000 increased to $651.8 million. Excluding the impact of the settlements related to legal proceedings ("one-time charges") and the sale of the home loan business ("one-time gain"), net income for the year ended December 31, 2000 was $798.5 million, an increase of 45% from $550.3 million for the year ended December 31, 1999. Growth in outstanding loan balances and customer accounts and improved customer retention were the principal drivers of the Company's performance during 2000.

    As of December 31, 2000, managed credit card loans, which include reported and securitized loans, were $27.11 billion, an increase of $8.06 billion, or 42%, over the balance at December 31, 1999. This growth in managed credit card loans was achieved through increases in the Company's loan originations, improved customer retention, and increased purchase activity by existing customers, which was facilitated by the Company's ability to offer proven customers enhanced products and higher credit lines. Managed accounts grew by 3.9 million, or 31%, as a result of various marketing campaigns and customer satisfaction programs.

    For the year ended December 31, 2000, managed net interest income increased 40% to $2.94 billion, compared to $2.11 billion for 1999. The Company's managed net interest margin on loans increased to 12.60% for 2000 compared to 12.33% for 1999, reflecting growth in higher yielding loans combined with a moderate increase in the cost of funds. The managed net credit loss rate for 2000 increased to 7.71% from 6.94% for 1999. This increase reflects account seasoning within the managed portfolio and the change in loan mix to a larger concentration of higher yielding portfolios, which experience credit loss rates above the Company's lower yielding portfolios. Consistent with the Company's expectations, the 30+ day managed delinquency rate as of December 31, 2000 increased to 7.52% from 5.66% as of December 31, 1999. Account seasoning is expected to result in a continued increase in the Company's managed net credit loss rate in 2001. The dollar contribution to managed revenue from non-interest income for the year 2000 increased 33% over 1999 to $2.77 billion, excluding the one-time gain, due primarily to increased revenue from credit product fees. Managed non-interest expense increased to $2.47 billion in 2000. Excluding one-time charges, non-interest expense increased $591.1 million during 2000 to $2.16 billion. The increase in non-interest expense reflects the Company's continued investments in marketing initiatives and its customer service infrastructure.

    The return on reported assets for 2000 was 3.74%. Excluding one-time adjustments, return on reported assets was 4.59% for 2000, down from 5.37% for 1999. The decrease is primarily the result of the Company's decision to strengthen its balance sheet liquidity by increasing its holdings in lower yielding, more liquid investment securities. The return on average managed assets for 2000 was 2.36%, or 2.89% excluding one-time adjustments, compared to 3.02% in 1999. Return on equity for 2000 was 39.21%, or 48.04% excluding one-time adjustments, down from 52.37% for 1999.

    Year Ended December 31, 1999 Compared to Year Ended December 31, 1998  Net income for the year ended December 31, 1999 was $550.3 million, representing an increase of 86% over net income of $296.4 million for the year ended December 31, 1998. The underlying drivers of the Company's performance during 1999 were account and managed loan growth, which drove revenue growth. Managed loans increased by $7.78 billion, or 59%, in 1999. This growth was achieved through increases in the Company's loan originations and line increases for qualifying customers. Accounts under management increased by 4.5 million in 1999.

    Managed net interest income was $2.11 billion in 1999, compared to $1.36 billion in 1998, representing 55% growth. The managed net interest margin on loans increased to 12.33% in 1999 from 11.80% in 1998. This increase resulted from a 44% increase in average managed loans, concentrated in the Company's higher yielding portfolios, and reduced reliance on low introductory rate offers. Managed non-interest income grew 106% to $2.09 billion in 1999, compared to $1.01 billion in 1998. The combined growth in accounts and credit product fee income drove these positive results.

    The managed net credit loss rate decreased to 6.94% in 1999 from 7.58% in 1998, reflecting strong asset growth and improved credit loss rates on acquired portfolios. The 30+ day managed delinquency rate as of December 31, 1999 increased to 5.66% from 5.33% for the same date in 1998, reflecting the seasoning of the Company's higher yielding portfolios. Non-interest expense increased $746.1 million during 1999 to $1.57 billion due to the expenses associated with servicing a greater number of customers and increased marketing expenditures.

Managed Consumer Loan Portfolio and the Impact of Securitization

    The Company securitizes consumer loans in order to diversify funding sources and to obtain an efficient all-in cost of funds. For additional discussion of the Company's securitization activities, see "—Funding and Liquidity." Securitized loans sold to investors are not considered assets of the Company and therefore are not shown on the Company's consolidated statements of financial condition. It is, however, the Company's practice to analyze its financial performance on a managed basis. To perform this analysis, the Company uses an adjusted income statement and statement of financial condition, which add back the effect of securitizations.

    Financial Statement Impact  The Company's securitizations are treated as sales under GAAP. The Company receives the proceeds of the sale and the securitized loans are removed from the Company's consolidated statements of financial condition. In certain cases, the Company has retained a subordinated interest in the pool of assets included in a securitization, with a right to receive collections allocated to such subordinated interest after payment to senior investors. Such retained interests are recorded at fair value and are included in due from securitizations on the Company's consolidated statements of financial condition. At the time it enters into a securitization, the Company recognizes an "interest-only strip receivable" asset, which is the present value of the projected excess servicing income during the period the securitized loans are projected to be outstanding. "Excess servicing income" refers to the excess of the finance charge and fee revenue generated by the securitized loans over the sum of the interest paid to investors, related credit losses, servicing fees, and other transaction expenses.

    During the revolving period of a securitization, no principal payments are made to the investors. Instead, monthly principal payments received on the loans are used to purchase replacement loans receivable from the Company, and the Company recognizes additional interest-only strips receivable. Revenue resulting from excess servicing income is recognized each month, first as a reduction of the interest-only strip receivable and then, to the extent the amount received exceeds the related component of the interest-only strip receivable, as servicing and securitization income.

    When loans are securitized, the Company retains a "seller's interest" generally equal to the total amount of the pool of assets included in the securitization less the sum of the investors' portion of those assets and the subordinated interests retained by the Company. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, and credit losses, the amount of the seller's interest will vary. The seller's interest is classified on the Company's consolidated statements of financial condition as loans receivable at par with an associated allowance for credit losses. Periodically, the Company may transfer new loans into a securitized pool in order to maintain the seller's interest above an agreed-upon minimum.

    The Company continues to service the accounts underlying the securitized loans and earns a monthly servicing fee, which is generally offset by the servicing costs incurred by the Company. Accordingly, servicing assets have not been recognized in connection with the Company's securitizations.

    The effect of securitization accounting on the Company's consolidated statements of income is to reduce net interest income and the provision for credit losses, and to increase non-interest income. For the years ended December 31, 2000, 1999, and 1998, securitization accounting had the effect of reducing net interest income by $1.12 billion, $933.1 million, and $766.6 million; reducing the provision for credit losses by $710.5 million, $607.5 million, and $511.5 million; and increasing non-interest income by $409.2 million, $325.6 million, and $255.1 million. Because credit losses on the securitized loans are reflected as a reduction in servicing and securitization income rather than a reduction of the allowance for credit losses, the Company's provision for credit losses is lower than if such loans had not been securitized. The following table summarizes the Company's managed loan portfolio:

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Year-End Balances
Reported consumer loans	$13,770,157	$11,609,954	$5,741,106
Securitized consumer loans	13,352,658	9,416,499	7,503,842

Total managed consumer loan portfolio	$27,122,815	$21,026,453	$13,244,948

Average Balances
Reported consumer loans	$12,922,443	$8,399,577	$4,621,709
Securitized consumer loans	10,250,116	8,082,412	6,821,800

Total average managed consumer loan portfolio	$23,172,559	$16,481,989	$11,443,509

Operating Data and Ratios
Reported:
Average earning assets	$16,436,478	$9,600,878	$5,237,785
Return on average assets	3.74%	5.37%	5.10%
Net interest margin(1)	11.11%	12.24%	11.37%
Managed:
Average earning assets	$26,686,594	$17,683,290	$12,059,585
Return on average assets	2.36%	3.02%	2.30%
Net interest margin(1)	11.03%	11.92%	11.29%

(1)
Net interest margin is equal to net interest income divided by average earning assets.

    Cash Flow Impact  When loans are securitized, the Company receives cash proceeds from investors net of transaction fees and expenses. The Company uses these proceeds to reduce alternative funding liabilities, invest in short-term liquid investments, and for other general corporate purposes. The investors' share of finance charge and fee revenue generated by the securitized loans is distributed each month to pay interest to investors, related credit losses, servicing fees, credit enhancement costs, and other transaction expenses. Any finance charge and fee cash flow remaining after such payments is treated as excess servicing income and is generally retained by or remitted back to the Company. During the revolving period of a securitization, the Company retains the investors' share of monthly principal collections, net of credit losses, which is used to purchase additional loans receivable for transfer into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a specified amount each month) is either distributed each month to the investors or held in an account for accumulation and later distribution to the investors.

Risk Adjusted Revenue and Return

    One measure of product profitability that incorporates revenue and the most significant costs inherent in consumer loan risk analysis is risk adjusted revenue, which is net interest income on loans plus non-interest income less net credit losses. The Company uses risk adjusted revenue as a measure of loan portfolio profitability, consistent with its goal of matching the revenue base of customer accounts with the risks undertaken. Risk adjusted revenue may also be expressed as a percentage of average consumer loans, in which case it is referred to as risk adjusted return.

    Managed risk adjusted revenue and return on loans for the year ended December 31, 2000 were $3.97 billion and 17.14%. Excluding one-time adjustments, managed risk adjusted revenue and return were $3.91 billion and 16.86% for the year ended December 31, 2000, compared to $2.97 billion and 18.05% for 1999. The increase in managed risk adjusted revenue during 2000 was primarily a result of portfolio growth as well as a shift to a higher yielding portfolio mix. The decrease in managed risk adjusted return was primarily due to the increase in the managed net credit loss rate, which was 7.71% for the year ended December 31, 2000, compared to 6.94% for the previous year.

    Managed risk adjusted revenue and return on loans for the year ended December 31, 1999 were $2.97 billion and 18.05%, compared to $1.49 billion and 13.06% for the year ended December 31, 1998. The increase during 1999 was a result of growth in higher yielding portfolios, declining use of introductory rates on new accounts, and strong growth in fee revenue per customer. The increase in managed risk adjusted revenue and return also reflected a decrease in the managed net credit loss rate, which was 6.94% for the year ended December 31, 1999, compared to 7.58% for the previous year, due to strong asset growth and declining credit loss rates on acquired portfolios.

    The components of risk adjusted revenue are discussed in more detail in subsequent sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Net Interest Income and Margin

    Net interest income is interest earned from loan and investment portfolios less interest expense on deposits and borrowings. Managed net interest income also includes net interest income and interest earned from securitized loans less interest paid to securitization investors.

    Managed net interest income for the year ended December 31, 2000 was $2.94 billion, compared to $2.11 billion for 1999, representing an increase of $0.84 billion, or 40%. Managed net interest margin on average managed earning assets decreased to 11.03% for the year ended December 31, 2000, from 11.92% for 1999. The increase in managed net interest income resulted from an increase of more than $6 billion in average managed loans and higher finance charge yields. The higher finance charge yields resulted from a change in the credit card loan portfolio mix and the divestiture of our lower yielding home loan portfolio. The decrease in managed net interest margin on average managed earning assets was primarily due to increased investment in more liquid investment securities, which realize lower yields.

    Managed net interest income for the year ended December 31, 1999 was $2.11 billion, compared to $1.36 billion for 1998, representing an increase of $0.75 billion, or 55%. Managed net interest margin on average managed earning assets increased to 11.92% for the year ended December 31, 1999, from 11.29% for 1998. The increase in managed net interest income and margin resulted from an increase of approximately $5 billion in average managed loans, with the greatest percentage of account growth in the Company's higher yielding loan portfolios.

    The Company offers both fixed and variable rate consumer loan products and maintains both fixed and variable rate funding sources. See "—Asset/Liability Risk Management" for a discussion of the Company's interest rate risk management strategy.

Statement of Average Balances, Income and Expense, Yields and Rates

    The following table provides an analysis of reported interest income, interest expense, net interest spread, and average balances for the years ended December 31, 2000, 1999, and 1998. Interest income and interest expense margins are presented as a percentage of average earning assets, which include interest-earning consumer loan portfolios and investments held for liquidity purposes.

	Year ended December 31,
	2000			1999			1998
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(dollars in thousands)
Assets
Interest-earning assets
Consumer loans	$12,922,443	$2,468,595	19.10%	$8,399,577	$1,559,285	18.56%	$4,621,709	$807,824	17.48%
Interest-earning cash	144,170	8,850	6.14%	127,455	6,222	4.88%	43,493	2,262	5.20%
Federal funds sold	1,371,550	85,899	6.26%	663,884	34,334	5.17%	264,669	14,071	5.32%
Investment securities	1,998,315	136,603	6.84%	409,962	24,435	5.96%	307,914	18,422	5.98%

Total interest-earning assets	16,436,478	$2,699,947	16.43%	9,600,878	$1,624,276	16.92%	5,237,785	$842,579	16.09%
Allowance for loan losses	(1,252,198)			(700,908)			(327,689)
Other assets	2,222,792			1,344,302			897,403

Total assets	$17,407,072			$10,244,272			$5,807,499

Liabilities and Equity
Interest-bearing liabilities
Deposits	$13,014,183	$812,986	6.25%	$6,495,080	$356,736	5.49%	$3,736,523	$204,335	5.47%
Borrowings	1,020,158	62,188	6.10%	1,543,719	92,334	5.98%	712,478	42,931	6.03%

Total interest-bearing liabilities	14,034,341	$875,174	6.24%	8,038,799	$449,070	5.59%	4,449,001	$247,266	5.56%
Other liabilities	1,555,782			994,783			505,167

Total liabilities	15,590,123			9,033,582			4,954,168
Capital securities	154,893			160,000			160,000
Equity	1,662,056			1,050,690			693,331

Total liabilities and equity	$17,407,072			$10,244,272			$5,807,499

Net Interest Spread			10.19%			11.33%			10.53%

Interest income to average interest-earning assets			16.43%			16.92%			16.09%
Interest expense to average interest-earning assets			5.32%			4.68%			4.72%

Net interest margin			11.11%			12.24%			11.37%

Interest Volume and Rate Variance Analysis

    Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities. Net interest income is also affected by changes in the volume of interest-earning assets and interest-bearing liabilities. The following table sets forth the dollar amount of the increase (decrease) in reported interest income and expense resulting from changes in volume and rates:

	Year ended December 31,
	2000 vs. 1999			1999 vs. 1998
		Change due to(1)			Change due to(1)
	Increase (Decrease)			Increase (Decrease)
		Volume	Rate		Volume	Rate
	(dollars in thousands)
Interest Income
Consumer loans	$909,310	$862,696	$46,614	$751,461	$698,653	$52,808
Federal funds sold	51,565	43,050	8,515	20,263	20,671	(408)
Other securities	114,796	108,935	5,861	9,973	10,182	(209)

Total interest income	1,075,671	1,014,681	60,990	781,697	729,506	52,191
Interest Expense
Deposits	456,250	400,949	55,301	152,401	151,650	751
Borrowings	(30,146)	(31,960)	1,814	49,403	49,762	(359)

Total interest expense	426,104	368,989	57,115	201,804	201,412	392

Net interest income	$649,567	$645,692	$3,875	$579,893	$528,094	$51,799

(1)
The changes due to both volume and rates have been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in interest income and expense are calculated independently for each line in the table.

Non-Interest Income

    Non-interest income, which consists primarily of servicing and securitization income and credit product fee income, increased to $3.25 billion for the year ended December 31, 2000. Excluding the one-time gain, non-interest income rose 32% to $3.18 billion in 2000, from $2.41 billion in 1999. This increase was primarily attributable to increased credit product fee income resulting from growth in the customer base, increased securitization servicing income, and increased excess servicing income.

    Total non-interest income increased 90.5%, or $1.15 billion, to $2.41 billion in 1999 over 1998. This increase was attributable to increased credit product fee income, and higher average securitized loan balances.

    Servicing and Securitization Income  Servicing and securitization income relates directly to securitized loans. It includes a servicing fee, which generally offsets the Company's cost of servicing the securitized loans, excess servicing income, and gains or losses from the securitization of financial assets (see "—Managed Consumer Loan Portfolio and the Impact of Securitization").

    The Company has issued more than $20 billion in public and private asset-backed securities since 1989 and has increased the amount of receivables securitized as the amount of total managed loans has increased. As of December 31, 2000, securitizations outstanding provided $12.81 billion in funding, or 45% of total managed funding, compared with $9.35 billion, or 42%, as of December 31, 1999 and $7.38 billion, or 53%, as of December 31, 1998. The increase in securitizations outstanding as a percentage of total managed funding in 2000 was a result of favorable market conditions for the securitization of loans. As market conditions warrant, securitization as a component of total managed funding may increase or decrease in the future. A more detailed discussion of the Company's funding sources and the role of securitization activities is set forth under "—Funding and Liquidity."

    Because excess servicing income on securitized loans essentially represents a recharacterization of net interest income and credit product fee income less the provision for loan losses and servicing expense, it will vary based upon the same factors that affect those items. Thus, changes in net credit losses (see "—Asset Quality, Net Credit Losses") and changes in interest rates (to the extent that the receivables and interest payable to investors are based upon floating rates) will cause excess servicing income to vary (see "—Asset/Liability Risk Management").

    For the year ended December 31, 2000, servicing and securitization income increased $235.1 million from the prior year, to $855.3 million. This increase resulted from higher average securitized loans outstanding and was enhanced by interest earned on principal funding accounts maintained in 2000 to fund the repayment of securitizations in 2000.

    For the year ended December 31, 1999, servicing and securitization income increased $60.9 million from the prior year, to $620.2 million. This increase reflected higher overall finance charge and fee revenue on securitized loans and higher average securitized loans, partially offset by increased net credit losses. See "—Managed Consumer Loan Portfolio and the Impact of Securitization."

    Credit Product Fee Income  Credit product fee income includes interchange income, annual membership income, cash advance and processing fees, and other revenue arising primarily from cross-marketing of cardholder service products. In addition, credit product fee income includes loan performance fees, such as late, overlimit, and returned check charges.

    For the years ended December 31, 2000, 1999, and 1998, credit product fee income was $2.20 billion, $1.75 billion, and $0.70 billion. The Company expects the growth rate of credit product fee income to continue to moderate in 2001. Fee revenue realized from securitized loans is not included in credit product fee income but is instead recorded as part of servicing and securitization income.

    Growth in new customers, improved retention of existing customers, and rising account activity contributed to an increase in credit product fee income during the year ended December 31, 2000 over 1999. For the years ended December 31, 2000, 1999, and 1998, loan performance fees totaled $384.2 million, $386.4 million, and $197.4 million. For the years ended December 31, 2000, 1999, and 1998, other credit product fee income totaled $1.82 billion, $1.37 billion, and $0.51 billion. Account growth resulted in increased annual membership fees, cash advance fees, and interchange income as well as increases in revenue from cardholder service products. During 2000, the Company accelerated the recognition of the estimated uncollectible portion of accrued fees on certain delinquent accounts, which were previously reversed against fee revenue upon charge-off of the related accounts. As a result of this adjustment, fee income totaling $95 million was reversed, decreasing loans and credit product fee income. On an ongoing basis, the Company continues to reverse the estimated uncollectible portion of accrued fees on such delinquent accounts.

Non-Interest Expense

    Non-interest expense includes salaries and employee benefits; loan solicitation and advertising costs; occupancy, furniture, and equipment costs; data processing and communication costs; and other non-interest expense. Loan solicitation and advertising costs include printing, postage, telemarketing, list processing, and credit bureau costs paid to third parties in connection with account solicitation efforts, and also include costs incurred to promote the Company's products. In accordance with GAAP, the loan origination costs capitalized by the Company are the direct nonsolicitation costs associated with successful account acquisition efforts, after offsetting up-front processing fees. Capitalized loan origination costs are amortized over the privilege period (currently one year) for credit card loans unless the loans are securitized, in which case the costs are taken as an expense prior to the securitization. The majority of loan origination costs are expensed as incurred. In the years ended December 31, 2000, 1999, and 1998, the Company amortized loan origination costs of $35.0 million, $63.0 million, and $44.9 million. For the years ended December 31, 2000, 1999, and 1998, total loan solicitation and advertising costs, including amortized loan origination costs, were $550.4 million, $428.6 million, and $196.5 million. This increase reflects new marketing initiatives, including television and Internet advertising campaigns.

    Non-interest expense also includes salary and benefit expenses, such as staffing costs associated with marketing, customer service, collections, and administration. Other non-interest expense includes third-party data processing and communication costs, occupancy expenses, and other operational expenses, such as collection costs, fraud losses, and bankcard association assessments. In 2000, other non-interest expense also included settlement charges of $272.6 million and $36.7 million, as described above. The following table presents non-interest expense for the years ended December 31, 2000, 1999, and 1998:

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Non-Interest Expense
Salaries and employee benefits	$705,228	$494,089	$265,411
Solicitation and advertising	550,390	428,617	196,528
Occupancy, furniture, and equipment	140,470	84,157	49,908
Data processing and communication	181,841	125,219	74,603
Other	893,574	439,044	238,550

Total	$2,471,503	$1,571,126	$825,000

Income Taxes

    The Company recognized income tax expense of $434.5 million, $367.2 million, and $194.1 million for the years ended December 31, 2000, 1999, and 1998. The Company's effective tax rate was 40.0% for the years ended December 31, 2000 and 1999, and 39.6% for the year ended December 31, 1998. See Notes to Consolidated Financial Statements, included elsewhere herein, for further explanation of the income tax expense and a reconciliation of reported income taxes to the amount computed by applying the United States federal statutory rate to income before taxes.

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

    The level of credit losses directly affects earnings when reserves are established through recognition of provisions for credit losses. Provisions for credit losses generally depend on historical levels of credit losses and current trends. As new portfolios of consumer loans are originated or acquired, management uses historical credit loss and delinquency analysis of similar, more seasoned loan portfolios and certain qualitative factors to establish an allowance for credit losses inherent in the existing portfolio (see "—Allowance and Provision for Credit Losses"). As actual net credit losses are experienced, the previously established reserve is used to absorb the credit losses. The Company also adjusts the allowance for credit losses to reflect the sale of securitized loans and the removal of the related net loan value from the consolidated statements of financial condition.

    The Company's policy is to recognize principal credit losses on all delinquent unsecured loans (including the unsecured portion of any partially secured credit card loans) no more than 180 days after the delinquency occurs, unless the accountholder cures the default by making a partial payment that qualifies under the Company's standards. Accounts of bankrupt credit card customers are charged off upon notification of bankruptcy. Accounts of deceased credit card customers are charged off upon determination of uncollectibility, but in no case later than 180 days after such loans become delinquent. At the time a loan is charged off, accrued but unpaid finance charge and fee income, if any, is reversed against current earnings but is maintained on the customer's record in the event of a future recovery. After a loan is charged off, the Company continues collection activity to the extent legally permissible. Any collections on previously charged off loans are recognized as recoveries.

    Delinquencies  An account is contractually delinquent if the minimum payment is not received by the next billing date. Total 30+ day delinquencies on managed loans increased to 7.52% as of December 31, 2000 from 5.66% as of December 31, 1999. This increase reflects the overall change in the loan portfolio composition, including the sale of home loans discussed above, and the growth and seasoning of the Company's higher yielding portfolios. The following table presents the delinquency trends of the Company's reported and managed consumer loan portfolios as of December 31, 2000, 1999, and 1998:

	December 31,
	2000		1999		1998
	Loans	% of Total Loans	Loans	% of Total Loans	Loans	% of Total Loans
	(dollars in thousands)
Reported
Loans outstanding	$13,770,157	100.00%	$11,609,954	100.00%	$5,741,106	100.00%
Loans delinquent
30-59 days	$414,735	3.01%	$245,690	2.11%	$116,827	2.03%
60-89 days	301,757	2.19%	176,367	1.52%	73,784	1.29%
90 or more days	518,338	3.77%	370,262	3.19%	135,980	2.37%

Total	$1,234,830	8.97%	$792,319	6.82%	$326,591	5.69%

Managed
Loans outstanding	$27,122,815	100.00%	$21,026,453	100.00%	$13,244,948	100.00%
Loans delinquent
30-59 days	$682,011	2.51%	$388,240	1.84%	$254,329	1.92%
60-89 days	484,706	1.79%	266,234	1.27%	156,276	1.18%
90 or more days	874,116	3.22%	535,361	2.55%	295,967	2.23%

Total	$2,040,833	7.52%	$1,189,835	5.66%	$706,572	5.33%

    Net Credit Losses  Net credit losses for consumer loans represent the principal amount of losses from customers who have not paid their existing loan balances (including charged-off bankrupt and deceased customer accounts) less current period recoveries. The principal amounts of such losses include cash advances, purchases, and certain financed cardholder service product sales, and exclude accrued finance charge income, fee income, and fraud losses.

    The managed net credit loss rate was 7.71% for the year ended December 31, 2000, and 6.94% for 1999. The increased managed net credit loss rate, which was partially offset by higher net interest margins, reflects the overall change in the loan portfolio composition, including the sale of home loans discussed above, and the growth and seasoning of the Company's higher yielding portfolios. The continued seasoning of the Company's higher yielding portfolios is expected to result in an increase in the managed net credit loss rate in 2001. The Company's pricing for finance charge and fee income incorporates an expected higher credit loss rate when appropriate, consistent with the Company's risk adjusted return approach.

    The managed net credit loss rate decreased to 6.94% for the year ended December 31, 1999, compared to 7.58% for 1998, reflecting strong asset growth and improved credit loss rates on acquired portfolios combined with stable credit loss rates on credit card portfolios originated by the Company.

    The following table presents the Company's net credit losses for consumer loans for the periods indicated and is presented both on a financial statement reporting basis and a managed portfolio basis:

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Reported
Average loans outstanding	$12,922,443	$8,399,577	$4,621,709
Net credit losses	$1,075,328	$536,299	$356,140
Net credit losses as a percentage of average loans outstanding	8.32%	6.38%	7.71%
Managed
Average loans outstanding	$23,172,559	$16,481,989	$11,443,509
Net credit losses	$1,785,840	$1,143,849	$867,611
Net credit losses as a percentage of average loans outstanding	7.71%	6.94%	7.58%

    Allowance and Provision for Credit Losses  The Company maintains its allowance for credit losses at a level estimated to be adequate to absorb future credit losses, net of recoveries, inherent in the existing reported loan portfolio. The allowance for credit losses is maintained for reported loans only (see "—Managed Consumer Loan Portfolio and the Impact of Securitization"). Accordingly, the entire allowance is allocated to designated portfolios or pools of the Company's reported loans.

    As part of the quantitative evaluation of the allowance for credit losses, the Company segregates loans by portfolio type. These include portfolios of various types of credit card products and acquired loan portfolios. The quantitative factors the Company uses to establish portfolio-level reserves are historical delinquencies, historical credit loss rates, level of security (if applicable), customer characteristics, and other factors. Loan portfolios are grouped into homogeneous pools, and certain qualitative factors, consistent with applicable bank regulatory guidelines, are applied to each pool and portfolio to further evaluate the adequacy of the allowance for that pool or portfolio. These qualitative factors include general economic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures. The Company compares actual credit loss performance against estimated credit losses, and may modify its loan loss allowance evaluation model accordingly.

    The following table sets forth the activity in the allowance for credit losses for the years indicated:

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Balance at beginning of period	$1,028,377	$451,245	$145,312
Provision for credit losses	1,515,350	1,099,131	545,929
Reserve acquired/other	(22,617)	14,303	116,144
Foreign currency translation	(144)	(3)	—
Credit losses	(1,188,033)	(609,947)	(389,587)
Recoveries	112,705	73,648	33,447

Balance at end of period	$1,445,638	$1,028,377	$451,245

Allowance for credit losses to loans at period-end	10.50%	8.86%	7.86%

Loan balance	$13,770,157	$11,609,954	$5,741,106

    The allowance for credit losses increased to $1.45 billion, or 10.50% of reported loans, as of December 31, 2000, from $1.03 billion, or 8.86% of reported loans, as of December 31, 1999. This increase in the allowance for credit losses as a percentage of reported loans reflects the growth and seasoning of the Company's higher yielding credit card portfolios, which are generally expected to experience higher credit loss rates (see "—Risk Adjusted Return and Revenue").

Funding and Liquidity

    The Company funds its assets through a diversified mix of funding products designed to appeal to a broad range of investors, with the goal of generating funding at the lowest cost possible while maintaining liquidity at prudent levels and managing interest rate risk.

    The primary goal of the Company's liquidity management is to ensure that funding will be available to support Company operations in varying business environments. The Company employs multiple strategies to maintain a strong liquidity position, including diversification of funding sources, dispersion of maturities, maintenance of a prudent investment portfolio and cash balances, and maintenance of committed credit facilities.

    Funding Sources and Maturities The Company seeks to fund its assets by diversifying its distribution channels and offering a variety of funding products. Among the products offered are retail and institutional deposits, money market accounts, public and private asset securitizations, term federal funds, and bank notes. Distribution channels include direct phone and mail, brokerage and investment banking relationships, and the Internet.

    The Company offers maturity terms for its funding products that range from one week to 30 years. Actual maturity distributions depend on several factors, including expected asset duration, investor demand, relative costs, shape of the yield curve, and anticipated issuances in the securitization and capital markets. Maturities are managed by the types of funding sources available and by the rates offered on different products. The Company seeks to maintain a balanced distribution of maturities, avoiding undue concentration in any one period. The Company monitors existing funding maturities and loan growth projections with the objective of ensuring that liquidity levels are adequate to support maturities.

    The following table summarizes the contractual maturities of deposits at the Company as of December 31, 2000 and 1999.

	December 31,
	2000			1999
	Direct Deposits	Other Deposits	Total Deposits	Direct Deposits	Other Deposits	Total Deposits
	(dollars in thousands)
Three months or less	$696,492	$1,101,455	$1,797,947	$675,158	$271,852	$947,010
Over three months through twelve months	2,290,179	2,178,797	4,468,976	2,080,048	2,084,568	4,164,616
Over one year through five years	1,873,852	3,380,364	5,254,216	1,426,006	2,609,582	4,035,588
Over five years	—	662,313	662,313	—	330,000	330,000
Deposits without contractual maturity	889,209	40,755	929,964	999,753	61,156	1,060,909

Total deposits	$5,749,732	$7,363,684	$13,113,416	$5,180,965	$5,357,158	$10,538,123

    Deposits increased to $13.11 billion as of December 31, 2000 from $10.54 billion as of December 31, 1999. This increase was attributable to the Company's continuing strategy of maintaining a large deposit funding base and strong demand for FDIC-insured deposits.

    The Company securitizes loans in order to diversify funding sources and obtain efficient all-in cost of funds, including the cost of capital. The securitizations are diversified across the public and private securitization markets and across maturity terms. Pools of securitized loans provide cash flow for securities sold to investors under legal structures that generally provide for an interest-only (revolving) period and a principal repayment (amortization or accumulation) period. During the amortization or accumulation period, payments on the securitized loans are distributed or accumulated for payment to the securitization investors, and the portion of the securitized pool of assets reported on the Company's consolidated statements of financial condition will generally increase as a result of such distribution or accumulation.

    Private securitizations may utilize commercial paper-based conduit facilities and other variable funding programs to securitize loans. The conduit facilities and variable funding programs are generally renewable annually. Balances securitized under conduit and variable funding facilities totaled $3.86 billion and $3.08 billion as of December 31, 2000 and 1999.

    During 2000, the Company completed seven term securitizations totaling $4.48 billion and one variable funding program in the amount of $838.3 million.

    The Company's term securitizations are expected to amortize over the periods indicated below, based on outstanding securitized loans as of December 31, 2000:

Year	Amount Amortizing
(dollars in millions)
2001	$1,026
2002	2,139
2003	2,755
2004	2,099
2005	950

    The Company believes that it can attract deposits, borrow funds from other sources, and issue additional asset-backed securities to replace the funding reflected in the above amortization schedule, but no assurances can be given to that effect.

    The Company, through one of its banking subsidiaries, maintains a program for the issuance of senior and subordinated debt. Under this program, the Company from time to time may issue fixed or variable rate debt with maturities ranging from seven days to 15 years.

    The following table shows the Company's unsecured funding availability and outstandings as of December 31, 2000:

	December 31, 2000
	Effective/ Issue Date	Availability(1)	Outstanding	Final Maturity
	(dollars or dollar equivalents in thousands)
Senior and subordinated bank note program(2)(3)	2/98	$2,970,000	$621,663	2/13
Short-term credit facilities (four 364-day facilities)	Various	250,000	—	Various
Short-term U.K. credit facility (364-day facility)(4)	4/00	37,345	—	4/01
Revolving credit facility	1/99	750,000	—	1/03
Providian Financial shelf registration	6/98	1,597,500	402,500	8/05
Capital securities(5)	2/97	—	111,057	2/27

(1)
Short-term bank notes issued under the bank note program and short-term and long-term credit facilities are revolving funding sources. Funding availability is subject to market conditions and contractual provisions.

(2)
Includes availability to issue up to $500 million of subordinated bank notes, none outstanding as of December 31, 2000.

(3)
Bank notes currently outstanding under the bank note program are medium-term senior bank notes.

(4)
£25 million sterling facility in dollars using exchange rate as of December 31, 2000.

(5)
See Note 11, Long-Term Borrowings and Capital Securities, in Notes to Consolidated Financial Statements.

    In August 2000, the Company issued $402.5 million of 3.25% convertible senior notes due August 15, 2005 with interest payable semiannually on February 15 and August 15 of each year, commencing on February 15, 2001. These notes are convertible, at the option of the holders, at the conversion rate of 14.4892 shares of the Company's common stock per $1,000 of principal, subject to certain adjustments. The Company has the option to redeem these notes on or after August 20, 2003.

    In February 2001, the Company issued $884.0 million principal amount at maturity of its zero coupon convertible notes due February 15, 2021, with original issue discount accruing at a rate of 4.00% per annum on a semiannual bond equivalent basis, beginning on February 15, 2001. The Company will not pay interest on these notes before maturity, except in limited circumstances under which the Company may elect to pay interest at the rate of 4.00% per annum after the occurrence of certain tax events. The convertible notes are convertible at the option of the holder, as long as specified conditions are met, into shares of the Company's common stock at a conversion rate of 6.2240 shares of common stock per note, subject to adjustment in certain events. However, the Company may pay cash rather than deliver shares of its common stock upon conversion under certain circumstances based on the formula provided for in the notes. The Company may redeem all or a portion of the convertible notes for cash at any time on or after February 15, 2006. Holders of the notes have the option of requiring the Company to repurchase the notes on certain specified dates at the prices provided for in the notes.

    The Company's strategy of opportunistic acquisitions may from time to time require funding. Potential sources of funding for such acquisitions include the following: cash flow from operations; sale of investment securities; repurchase agreements; borrowings under revolving credit facilities; asset securitizations; and issuance of publicly offered or privately placed debt or equity securities. There can be no certainty, however, that funding for future acquisitions will be available on terms favorable to the Company.

    The primary source of funds for payment of dividends on the Company's common stock is dividends received from its banking subsidiaries. The amount of dividends that a banking subsidiary may declare without pre-approval from its primary regulators is generally limited to the sum of its net income for the current year and its retained net income for the previous two years, less any dividends declared during the related three-year measurement period. In addition, a bank may not declare dividends if such declaration would leave the bank inadequately capitalized. Therefore, the Company's ability to pay dividends on its common stock depends on the future net income and capital requirements of its banking subsidiaries.

    Investments  The Company maintains cash reserves to provide short-term liquidity. The Company also maintains a portfolio of high-quality investment securities, such as U.S. government and agency obligations, mortgage-backed securities, commercial paper, interest-earning deposits with other banks, federal funds sold, securities purchased under resale agreements, and other cash equivalents. Investment securities increased to $2.57 billion as of December 31, 2000 from $581.5 million as of December 31, 1999. Federal funds sold and securities purchased under resale agreements decreased to $307.2 million as of December 31, 2000 from $1.30 billion as of December 31, 1999. At the end of 1999, the Company had built a large short-term liquidity position in anticipation of possible needs surrounding the Year 2000 date change; this position was decreased during 2000.

    Credit Facilities  The Company has additional backup liquidity in the form of a $750 million unsecured committed revolving credit facility from a group of financial institutions, which is scheduled to expire in January 2003. Pursuant to this credit facility, the Company's two banking subsidiaries, Providian National Bank and Providian Bank, as borrowers, have access to revolving loans, which bear interest determined by a competitive bid process or based on the federal funds rate, the London Interbank Offered Rate (LIBOR), or the prime rate, plus a spread. The Company guarantees the payment, when due, of the borrowers' obligations under this credit facility. During 2000, there were no borrowings under this credit facility. The Company is also a party to four separate 364-day lines of credit totaling $250 million, under which short-term borrowings are available for general corporate purposes. The Company did not borrow funds under these 364-day lines of credit during 2000.

    The United Kingdom branch of Providian National Bank is a party to a sterling denominated 364-day line of credit in the amount of £25 million ($37.3 million equivalent based on the exchange rate at December 31, 2000), under which short-term borrowings are available for general corporate purposes. The Company guarantees the payment, when due, of the borrower's obligations under the sterling facility.

    The Company follows a contingency funding plan that defines tests for management to monitor the Company's liquidity position and prescribes management's actions in response to various circumstances.

Capital Adequacy

    Each of the Company's banking subsidiaries is subject to capital adequacy guidelines as defined by its primary federal regulator. Core capital (Tier 1) consists principally of shareholders' equity less goodwill. Total risk-based capital (Tier 1 + Tier 2) includes a portion of the reserve for credit losses and other capital components. Based on these classifications of capital, the capital adequacy regulations establish three capital adequacy ratios that are used to measure whether a financial institution is "well capitalized" or "adequately capitalized" as set forth below:

Capital Ratio	Calculation	Well Capitalized Ratios	Adequately Capitalized Ratios
Total risk-based	(Tier 1 + Tier 2) / Total risk-based assets	greater than or equal to 10%	greater than or equal to 8% less than 10%
Tier 1	Tier 1 / Total risk-based assets	greater than or equal to 6%	greater than or equal to 4% less than 6%
Leverage	Tier 1 / Adjusted average assets	greater than or equal to 5%	greater than or equal to 4% less than 5%

    At December 31, 2000, each of the Company's banking subsidiaries was "well capitalized" in all regulatory capital ratio categories, as set forth below:

Capital Ratio	Providian National Bank	Providian Bank
Total risk-based	10.58%	14.94%
Tier 1	9.22%	13.64%
Leverage	11.90%	6.34%

    The capital requirements and classifications of the Company's banking subsidiaries are also subject to qualitative judgments by their regulators with respect to components, risk weighting, and other factors. In accordance with the banking regulators' risk-based capital standards, risk-based capital must be maintained for assets transferred with recourse in an amount no greater than the maximum amount of recourse for which a regulated entity is contractually liable under the recourse agreement. This rule, known as the low-level recourse rule, applies to transactions accounted for as sales under GAAP in which a bank contractually limits its risk of loss or recourse exposure to less than the full effective minimum risk-based capital requirement for the assets transferred. Low-level recourse transactions arise when a bank securitizes assets and uses contractual cash flows, retained subordinated interests, or other assets as credit enhancements. The Company's banking subsidiaries are required to hold risk-based capital equivalent to the maximum recourse exposure on the assets transferred, net of related income taxes where appropriate, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

Asset/Liability Risk Management

    The composition of the Company's consolidated statements of financial condition consists primarily of investments in interest-earning assets (loans receivable and investment securities) that are primarily funded by interest-bearing liabilities (deposits and borrowings). As a result, the Company's earnings are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature, reprice, prepay, or withdraw in a specific period.

    The Company's receivables generally have a fixed yield or float at a spread above the prime rate. While the Company's fixed rate credit card receivables have no stated maturity or repricing period, the Company generally may adjust the rate charged after providing notice to the customer in accordance with applicable laws. Interest rates on the Company's liabilities are generally indexed to LIBOR or bear a fixed rate until maturity. This asset/liability structure exposes the Company to two types of interest rate risk: (a) repricing risk, which results from differences between the timing of rate changes and the timing of cash flows; and (b) basis risk, which arises from changing spread relationships between yield curves and indexes.

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

    The following table presents the estimated effects of positive and negative parallel shifts in interest rates as calculated at December 31, 2000 and takes into consideration the Company's current hedging activity:

	Percentage Change in(1)
Change in Interest Rates (in basis points)	NII(2)	MVPE(3)
+200	(2.3)%	(11.0)%
Flat	0%	0%
-200	2.3%	12.1%

(1)
The information shown is presented on a consolidated, managed asset/liability basis, giving effect to securitizations and related funding.

(2)
The percentage change in this column represents the NII for twelve months in a stable interest rate environment versus the NII in the specified rate scenarios.

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

    As part of its interest rate risk measurement process, the Company must estimate how its customers and competitors will respond to changes in market interest rates. In addition, the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Company's control. As a result, certain assets and liabilities assumed to mature or otherwise reprice within a certain period may in fact mature or reprice at different times and at different volumes. Therefore, the table above should be viewed as the Company's estimate of the general effect of broad and sustained interest rate movements on the Company's net income and portfolio value.

    The Company generally seeks to mitigate earnings volatility associated with interest rate movement by matching the repricing characteristics of reported and managed assets and liabilities. When matching the repricing characteristics of reported and managed assets and liabilities is not possible or efficient, the Company uses derivative financial instruments, including interest rate swap and cap agreements, to reduce interest rate risk.

    Foreign currency exchange rate risk refers to the potential changes in current and future earnings or capital arising from movements in foreign exchange rates. The Company's foreign currency exchange rate risk is primarily limited to the unhedged portion of the Company's net investment in its foreign subsidiaries and branches. The Company uses foreign exchange forward contracts to reduce its exposure to foreign currency exchange rate risk.

    As of December 31, 2000, the Company's foreign currency exposure included British pounds sterling and Argentine pesos, and the risk was substantially hedged. A sensitivity analysis assuming a hypothetical 10% movement in foreign exchange rates applied to the Company's hedging contracts and underlying balances being hedged indicated that this market movement would not have a material effect on the Company's business, operating results, or financial condition. Actual gains or losses in the future may differ materially from this analysis, depending on the growth of the Company's foreign operations and the extent of foreign currency exchange rate movements. As the Company's foreign operations grow, the Company's exposure to foreign exchange risk is also likely to grow.

    The Company does not trade or invest in derivatives or use derivatives to speculate on interest rates. The following table presents the notional amounts of interest rate swap and cap agreements purchased for the periods indicated:

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Interest Rate Swap Agreements
Beginning balance	$1,050,476	$635,500	$955,000
Additions	335,000	500,476	667,000
Maturities	10,000	85,500	987,000

Ending balance	$1,375,476	$1,050,476	$635,000

Interest Rate Cap Agreements
Beginning balance	$644,878	$670,960	$922,000
Additions	509,333	255,750	659,000
Maturities	515,586	281,832	910,000

Ending balance	$638,625	$644,878	$671,000

    Notional amounts of interest rate swaps outstanding have increased to offset, in part, the growth of fixed rate deposits. As market conditions or the Company's asset/liability mix change, the Company may increase or decrease the notional amount of interest rate swaps and caps outstanding in order to manage the Company's interest rate risk profile.

    The Company manages credit risk arising from derivative transactions through an ongoing credit review, approval, and monitoring process. "Credit risk" for these derivative transactions is defined as the risk that a loss will occur as the result of a derivative counterparty defaulting on a contract when the contract is in a favorable economic position to the Company. The Company may enter into master netting, market settlement, or collateralization agreements with derivative counterparties to reduce the credit exposure arising from its hedging transactions.

Consolidated Statements of Financial Condition

Providian Financial Corporation and Subsidiaries

	December 31,
	2000	1999
	(dollars in thousands)
Assets
Cash and cash equivalents	$446,705	$182,915
Federal funds sold and securities purchased under resale agreements	307,206	1,298,000
Investment securities:
Available-for-sale (at market value, amortized cost of $1,849,619 and $458,916 at December 31, 2000 and 1999)	1,885,474	455,238
Held-to-maturity (market value of $686,721 and $125,697 at December 31, 2000 and 1999)	686,214	126,258
Loans receivable, less allowance for credit losses of $1,445,638 and $1,028,377 at December 31, 2000 and 1999	12,324,519	10,545,173
Premises and equipment, net	193,327	149,194
Interest receivable	158,633	108,087
Due from securitizations	971,939	614,217
Deferred taxes	679,782	571,040
Other assets	401,514	290,755

Total assets	$18,055,313	$14,340,877

Liabilities
Deposits:
Non interest-bearing	$79,824	$63,890
Interest-bearing	13,033,592	10,474,233

	13,113,416	10,538,123
Short-term borrowings	18,744	126,289
Long-term borrowings	1,024,163	958,056
Deferred fee revenue	661,646	578,607
Accrued expenses and other liabilities	1,094,104	647,326

Total liabilities	15,912,073	12,848,401
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company (capital securities)	111,057	160,000
Shareholders' Equity
Common stock, par value $0.01 per share (authorized: 800,000,000 shares; issued: December 31, 2000—286,215,960 shares; December 31, 1999—286,239,960 shares)	2,862	954
Retained earnings	2,014,205	1,394,293
Cumulative other comprehensive income	21,092	(2,161)
Common stock held in treasury—at cost (December 31, 2000—304,530 shares; December 31, 1999—2,107,146 shares)	(5,976)	(60,610)

Total shareholders' equity	2,032,183	1,332,476

Total liabilities and shareholders' equity	$18,055,313	$14,340,877

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Providian Financial Corporation and Subsidiaries

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands, except per share data)
Interest Income
Loans	$2,468,595	$1,559,285	$807,825
Federal funds sold and securities purchased under resale agreements	85,899	34,334	14,072
Other	145,453	30,657	20,682

Total interest income	2,699,947	1,624,276	842,579
Interest Expense
Deposits	812,986	356,736	204,335
Borrowings	62,188	92,334	42,931

Total interest expense	875,174	449,070	247,266

Net interest income	1,824,773	1,175,206	595,313
Provision for credit losses	1,515,350	1,099,131	545,929

Net interest income after provision for credit losses	309,423	76,075	49,384
Non-Interest Income
Servicing and securitizations	855,338	620,223	559,305
Credit product fee income	2,199,353	1,754,068	703,498
Other	193,611	38,185	3,376

	3,248,302	2,412,476	1,266,179
Non-Interest Expense
Salaries and employee benefits	705,228	494,089	265,411
Solicitation and advertising	550,390	428,617	196,528
Occupancy, furniture, and equipment	140,470	84,157	49,908
Data processing and communication	181,841	125,219	74,603
Other	893,574	439,044	238,550

	2,471,503	1,571,126	825,000

Income before income taxes	1,086,222	917,425	490,563
Income tax expense	434,460	367,153	194,117

Net Income	$651,762	$550,272	$296,446

Earnings per common share—basic	$2.29	$1.95	$1.04

Earnings per common share—assuming dilution	$2.23	$1.89	$1.02

Cash dividends paid per common share	$0.1050	$0.1000	$0.0750

Weighted average common shares outstanding—basic (000)	284,174	282,742	283,744

Weighted average common shares outstanding—assuming dilution (000)	294,042	291,094	290,368

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

Providian Financial Corporation and Subsidiaries

	Common Stock	Additional Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income	Common Stock Held in Treasury	Total
	(dollars in thousands, except per share data)
Balance at December 31, 1997	$954	$4,217	$599,856	$—	$(9,913)	$595,114
Comprehensive income:
Net Income			296,446			296,446
Other comprehensive income, net of income tax:
Unrealized loss on securities net of income tax benefit of $215				(320)		(320)

Comprehensive income						296,126
Cash dividend: Common—$0.075 per share			(21,358)			(21,358)
Stock dividend: Dividend rate of 50% par $0.01		473	(473)			—
Purchase of 4,814,166 common shares for treasury		16,066			(114,037)	(97,971)
Exercise of stock options and other awards		(24,974)	(8,466)		49,904	16,464
Issuance of restricted and unrestricted stock less forfeited shares		1,331			10,594	11,925
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $4,415		(7,509)				(7,509)
Put warrant premium		1,325				1,325
Net tax effect from employee stock plans		9,071				9,071

Balance at December 31, 1998	$954	$—	$866,005	$(320)	$(63,452)	$803,187
Comprehensive income:
Net Income			550,272			550,272
Other comprehensive income, net of income tax:
Unrealized loss on securities net of income tax benefit of $1,256				(1,887)		(1,887)
Foreign currency translation adjustments net of income tax expense of $30				46		46

Other comprehensive income						(1,841)

Comprehensive income						548,431
Cash dividend: Common—$0.10 per share			(28,374)			(28,374)
Purchase of 1,915,846 common shares for treasury		25,723			(99,727)	(74,004)
Exercise of stock options and other awards		(72,785)	6,390		93,826	27,431
Issuance of restricted and unrestricted stock less forfeited shares		(434)			8,743	8,309
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $7,738		(571)				(571)
Net tax effect from employee stock plans		48,067				48,067

Balance at December 31, 1999	$954	$—	$1,394,293	$(2,161)	$(60,610)	$1,332,476

See Notes to Consolidated Financial Statements.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income	Common Stock Held in Treasury	Total
	(dollars in thousands, except per share data)
Balance at December 31, 1999	$954	$—	$1,394,293	$(2,161)	$(60,610)	$1,332,476
Comprehensive income:
Net Income			651,762			651,762
Other comprehensive income, net of income tax:
Unrealized gain on securities net of income tax expense of $15,813				23,720		23,720
Foreign currency translation adjustments net of income tax benefit of $251				(467)		(467)

Other comprehensive income						23,253

Comprehensive income						675,015
Cash dividend: Common—$0.105 per share			(29,932)			(29,932)
Stock dividend: Dividend rate of 100% par $0.01	1,431		(1,431)			—
Adjustment for stock dividend	477	(473)	(4)			—
Purchase of 1,437,782 common shares for treasury		25,120			(65,551)	(40,431)
Exercise of stock options and other awards		(52,473)	(483)		92,909	39,953
Issuance of restricted and unrestricted stock less forfeited shares		(8,665)			27,276	18,611
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $13,518		(5,093)				(5,093)
Net tax effect from employee stock plans		41,584				41,584

Balance at December 31, 2000	$2,862	$—	$2,014,205	$21,092	$(5,976)	$2,032,183

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Providian Financial Corporation and Subsidiaries

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Operating Activities
Net Income	$651,762	$550,272	$296,446
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	1,515,350	1,099,131	545,929
Depreciation and amortization of premises and equipment	52,243	34,659	19,435
Amortization of net loan acquisition costs	34,883	63,016	44,852
Amortization of deferred compensation related to restricted and unrestricted stock	13,518	7,738	4,415
Increase in deferred fee revenue	83,039	262,899	254,668
Increase in deferred income tax benefit	(124,304)	(263,584)	(239,507)
Increase in interest receivable	(50,546)	(56,286)	(21,609)
Gain from sale of home loans	(64,671)	—	—
Net increase in other assets	(146,130)	(207,512)	(87,700)
Net increase in accrued expenses and other liabilities	488,362	287,628	230,518

Net cash provided by operating activities	2,453,506	1,777,961	1,047,447
Investing Activities
Net (increase) decrease in held-to-maturity investments	(559,956)	99,882	(129,862)
Net cash used for loan originations and principal collections on loans receivable	(8,701,422)	(8,071,051)	(1,962,496)
Net increase in securitized loans	3,862,578	1,835,739	1,633,766
Net proceeds from sale of home loans	1,609,313	—	—
Portfolio acquisitions	—	(127,119)	(2,233,944)
(Increase) decrease in due from securitizations	(357,722)	(159,843)	68,013
Purchases of available-for-sale investment securities	(1,577,288)	(376,790)	(148,907)
Proceeds from maturities of available-for-sale investment securities	186,585	125,948	15,137
Decrease (increase) in federal funds sold and securities purchased under resale agreements	990,794	(1,000,131)	(182,909)
Net purchases of premises and equipment	(97,100)	(100,995)	(40,668)

Net cash used by investing activities	(4,644,218)	(7,774,360)	(2,981,870)
Financing Activities
Net increase in deposits	2,575,293	5,865,825	1,459,532
Proceeds from issuance of term federal funds	1,355,000	1,873,000	1,122,500
Repayment of term federal funds	(1,440,093)	(2,245,000)	(800,000)
(Decrease) increase in short-term borrowings	(22,452)	25,789	(82,000)
Proceeds from long-term borrowings	402,500	629,870	399,757
Repayment of long-term borrowings	(336,393)	(71,571)	—
Repurchase of capital securities	(48,943)	—	—
Purchase of treasury stock	(40,431)	(74,004)	(97,971)
Put warrant premium	—	—	1,325
Dividends paid	(29,932)	(28,374)	(21,358)
Proceeds from exercise of stock options	39,953	27,431	16,464

Net cash provided by financing activities	2,454,502	6,002,966	1,998,249

Net Increase in Cash and Cash Equivalents	263,790	6,567	63,826
Cash and cash equivalents at beginning of year	182,915	176,348	112,522

Cash and cash equivalents at end of year	$446,705	$182,915	$176,348

Supplemental Disclosures
Interest expense paid	$806,884	$390,534	$228,945

Income taxes paid	$539,076	$617,929	$310,677

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Providian Financial Corporation and Subsidiaries
December 31, 2000 and 1999

Note 1. Organization and Basis of Presentation

    Providian Financial Corporation (the "Company") is a Delaware corporation, with executive offices located in San Francisco, California. Through its subsidiaries, the Company provides consumer lending and deposit products within the United States and the United Kingdom, and offers credit cards in Argentina. The Company's principal wholly owned subsidiaries are Providian National Bank ("PNB") and Providian Bank ("PB"). The Company markets consumer loans and deposits using distribution channels such as mail, telephone, television, and the Internet.

    The accompanying consolidated financial statements as of December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999, and 1998 have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) that require management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the consolidated financial statements. Therefore, actual results could differ from those estimates. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the 2000 presentation.

Note 2. Summary of Significant Accounting Policies

    Cash and Cash Equivalents  Cash and cash equivalents include cash on hand and short-term investments convertible into cash upon demand. The Company is required to maintain reserves with the Federal Reserve Bank based on a percentage of its deposit liabilities.

    Investment Securities  Investment securities available-for-sale consist primarily of mortgage-backed securities and are stated at fair value, with unrealized gains and losses, net of related income taxes, reported as a component of "cumulative other comprehensive income" in the Company's consolidated statements of financial condition. Held-to-maturity investment securities are securities that the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. The Company does not trade investment securities. Realized gains and losses and other than temporary impairments related to investment securities are determined by using specific identification and are reported in "other non-interest income" in the Company's consolidated statements of income.

    Securitizations  The Company securitizes loans and records such securitizations as sales. The Company accounts for securitization transactions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." When the Company sells receivables through a securitization, it retains interest-only strips, servicing rights, and in some cases a cash reserve account or one or more subordinated classes, all of which are retained interests in the securitized receivables. The gain or loss on the sale of receivables depends in part on the previous carrying amount of the financial assets involved in the transfer, and is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. To obtain fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company generally estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved. The Company recognizes gains or losses at the time it enters into a securitization and at the time of each monthly subsequent transfer of loans. Retained interests are maintained at fair value. Gains on securitization loan sales and changes in fair value of retained interests are included in "servicing and securitizations" in the Company's consolidated statements of income and the related assets are included as a component of "due from securitizations" in the Company's consolidated statements of financial condition.

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

    Allowance for Credit Losses  The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to provide for estimated probable net credit losses from known and inherent risks in the Company's loan portfolios. As part of the quantitative evaluation of the allowance for credit losses, the Company segregates loans by portfolio type. These include portfolios of various types of credit card products and acquired loan portfolios. The quantitative factors the Company uses to establish portfolio-level reserves are historical delinquencies, historical credit loss rates, level of security (if applicable), customer characteristics, and other factors. Loan portfolios are grouped into homogeneous pools, and certain qualitative factors consistent with applicable bank regulatory guidelines are applied to each pool and portfolio to further evaluate the adequacy of the allowance for that pool or portfolio. These qualitative factors include general economic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures. The Company compares actual credit loss performance against estimated credit losses, and may modify its loan loss allowance evaluation model accordingly. The Company's policy is generally to charge off loan balances no later than 180 days after they become contractually past due.

    Premises and Equipment  Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated useful life of the related assets.

    Credit Product Fee Income  Credit product fee income includes interchange income, annual membership income, cash advance and processing fees, and other revenue arising primarily from the cross-marketing of cardholder service products. In addition, credit product fee income includes loan performance fees, such as late, overlimit, and returned check charges. Credit product fee income earned from securitized loans is not included in credit product fee income but is instead recorded as part of "servicing and securitizations" in the Company's consolidated statements of income.

    Loan performance fees, interchange income, and cash advance fees are recognized monthly, as earned. Annual membership fees and cardholder service product revenue are recorded, net of estimated cancellations, in the month subsequent to customer billing and amortized into revenue on a straight-line basis over the privilege period, generally twelve months. The allowance for cancellations is established based on the Company's most recent actual cancellation experience and is updated regularly. A customer may cancel his or her membership for a complete refund during an initial money-back guarantee period. After such initial period, customers who cancel their membership may be eligible for a full or partial refund under the Company's customer satisfaction program. During 2000, the Company accelerated the recognition of the estimated uncollectible portion of accrued fees on certain delinquent accounts, which were previously reversed against fee revenue upon charge-off of the related accounts. On an ongoing basis, the Company continues to reverse the estimated uncollectible portion of accrued fees on such delinquent accounts.

    Foreign Currency Translation and Transactions  The Company has operations in the United Kingdom and Argentina. These operations have generated foreign currency denominated assets and liabilities, which are translated into U.S. dollars at the exchange rates in effect as of the balance sheet date. Results of operations are translated using actual exchange rates for the period in which the transaction occurred. The gains or losses net of hedging results are reported as a component of "cumulative other comprehensive income" in the Company's consolidated statements of financial condition, net of related income taxes.

    Derivative Financial Instruments  The Company uses a combination of interest rate swap and cap agreements to manage interest rate risk related to loans, deposits, and loan servicing income relating to securitized loans.

    When interest rate swap and cap agreements are used for asset or liability management purposes, interest rate differentials to be paid or received are accrued and recognized as an adjustment to the related interest income or interest expense. Interest rate cap premiums paid are amortized to interest expense ratably during the life of the agreement.

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

    For an interest rate swap or cap agreement to qualify for hedge accounting treatment, the following conditions must be met: the underlying asset or liability being hedged by the instrument exposes the Company to interest rate risk; the instrument reduces the Company's sensitivity to interest rate risk; and the instrument is designated and deemed effective in hedging the Company's exposure to interest rate risk. All of the Company's interest rate swap and cap agreements designated as hedging instruments qualify for hedge accounting treatment. The Company does not hold or issue interest rate swap and cap agreements for trading purposes.

    The Company uses foreign exchange forward contracts primarily to hedge the Company's net investment in its foreign subsidiaries and branches. Forward contracts are commitments to buy or sell foreign currency at a future date for a contracted rate. Any premium or discount paid or received is amortized over the life of the contract to "cumulative other comprehensive income" in the Company's consolidated statements of financial condition. Gains or losses on foreign exchange forward contracts that are designated and deemed effective as a hedge of the Company's net investment in its foreign subsidiaries or branches are deferred and reported as an offset to translation gains or losses in "cumulative other comprehensive income" in the Company's consolidated statements of financial condition. Contracts are deemed effective hedges if they reduce the Company's sensitivity to foreign exchange currency risk. The Company's foreign exchange forward contracts have all been designated and deemed effective as foreign currency hedges. The Company does not hold or issue foreign exchange forward contracts for trading purposes.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its amendments, SFAS No. 137 and No. 138, in June 1999 and June 2000, respectively. SFAS No. 133, as amended, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in cumulative other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company adopted SFAS No. 133, as amended on January 1, 2001, and its adoption resulted in the cumulative effect of an accounting change of $1.8 million being recognized as income in the Company's consolidated statements of income and an unrealized gain of $0.3 million in "cumulative other comprehensive income" in the Company's consolidated statements of financial condition.

    Solicitation and Advertising  Advertising costs and the majority of solicitation expenses are expensed as incurred. The Company capitalizes only the direct nonsolicitation costs (loan origination costs) associated with successful account acquisition efforts, after offsetting up-front processing fees. Capitalized loan origination costs are amortized on a straight-line basis over the privilege period (currently one year). Amortization of deferred loan origination costs is accelerated when the associated assets are securitized or sold. Net deferred loan origination costs, which are included in other assets, were $31.9 million and $27.4 million at December 31, 2000 and 1999.

    Income Taxes  Income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are settled or realized.

    Stock-Based Employee Compensation  The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as SFAS No. 123, "Accounting for Stock-Based Compensation" permits. Accordingly, because the exercise price of the Company's employee stock options is the fair market value of the underlying stock on the date of grant, the Company recognizes no compensation expense at the time of the grant. In addition, the Company does not recognize compensa- tion expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB Opinion No. 25. The Company, as required, follows the pro forma net income, pro forma earnings per share, and stock-based compensation plan disclosure requirements set forth in SFAS No. 123.

    Comprehensive Income  The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Company presents comprehensive income in its consolidated statements of changes in shareholders' equity, net of related income taxes.

Note 3. Recently Issued Accounting Pronouncement

    In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and requires certain additional disclosures. SFAS No. 140 will be effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The SFAS No. 140 disclosure requirements, which have been adopted by the Company in these financial statements, are required for financial statements for fiscal years ending after December 15, 2000. The Company intends to adopt the remainder of SFAS No.140 on the required effective date. Implementation of SFAS No. 140 is not expected to have a material impact on the Company's consolidated financial statements.

Note 4. Investment Securities

    The amortized cost and estimated fair value of available-for-sale and held-to-maturity investments and the related unrealized holding gains and losses were as follows:

	December 31,
	2000				1999
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
Investment Securities
Available-for-Sale
United States Treasury and federal agency bonds	$224,633	$4,172	$—	$228,805	$137,384	$—	$1,171	$136,213
Mortgage-backed securities	1,611,916	34,137	2,454	1,643,599	314,225	549	3,056	311,718
Equity securities and other	13,070	—	—	13,070	7,307	—	—	7,307

Total securities available-for-sale	$1,849,619	$38,309	$2,454	$1,885,474	$458,916	$549	$4,227	$455,238

Investment Securities
Held-to-Maturity
United States Treasury and federal agency bonds	$99,360	$787	$63	$100,084	$125,728	$160	$721	$125,167
Commercial paper	586,198	—	217	585,981	—	—	—	—
Tax-exempt and other securities	656	—	—	656	530	—	—	530

Total securities held-to-maturity	$686,214	$787	$280	$686,721	$126,258	$160	$721	$125,697

    During the year ended December 31, 2000, mortgage-backed securities with an amortized cost of $19.2 million were sold at a loss of $0.4 million. Realized gains and losses were calculated using the specific identification method. No investment securities were pledged by the Company at December 31, 2000 and 1999.

    The amortized cost and estimated fair value as of December 31, 2000 of the Company's available-for-sale and held-to-maturity securities by estimated maturity dates are presented in the following table:

	December 31, 2000
	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)
Due in one year or less	$24,860	$24,992	$620,671	$620,472
Due after one year through five years	202,273	206,313	65,543	66,249
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—

Subtotal	227,133	231,305	686,214	686,721

Mortgage-backed securities	1,611,916	1,643,599	—	—
Equity securities	10,570	10,570	—	—

Total securities	$1,849,619	$1,885,474	$686,214	$686,721

Note 5. Loans Receivable and Allowance for Credit Losses

    The following is a summary of the Company's loans receivable:

	December 31,
	2000	1999
	(dollars in thousands)
Credit cards	$13,734,789	$10,075,185
Home loans	13,877	1,484,391
Other	21,491	13,974
Allowance for credit losses	(1,445,638)	(1,028,377)

	$12,324,519	$10,545,173

    The Company originates credit card loans in the United States and the United Kingdom, and in 2000 began offering credit card loans in Argentina. The Company has credit risk on unsecured loans to the extent that borrowers fail to repay amounts owed and such amounts are not recovered through collection procedures. The Company has credit risk on secured credit cards, which require collateral in the form of a deposit, to the extent that the borrower defaults and the outstanding loan balance exceeds the deposit balance. The Company has no significant regional domestic or foreign concentrations of credit risk.

    The activity in the allowance for credit losses for the years ended December 31, 2000, 1999, and 1998 is as follows:

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Balance at beginning of year	$1,028,377	$451,245	$145,312
Provision for credit losses	1,515,350	1,099,131	545,929
Reserves acquired/other	(22,617)	14,303	116,144
Foreign currency translation	(144)	(3)	—
Credit losses	(1,188,033)	(609,947)	(389,587)
Recoveries	112,705	73,648	33,447

Balance at end of year	$1,445,638	$1,028,377	$451,245

Note 6. Securitization or Sale of Receivables

    The Company periodically securitizes certain of its loans receivable, issuing both publicly offered and privately placed asset-backed securities. During 2000, 1999, and 1998, the Company securitized $5.32 billion, $2.46 billion, and $1.75 billion of loans receivable. The total amount of securitized loans as of December 31, 2000 and 1999 was $13.35 billion and $9.42 billion.

    During the initial period of a securitization (revolving period), the Company generally retains principal collections in exchange for the transfer of additional loans receivable into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed each month to the investors or held in an account for accumulation and later distribution to the investors.

    Due from securitizations was $971.9 million as of December 31, 2000, and $614.2 million as of December 31, 1999. The primary components of due from securitizations, as of December 31, 2000 and 1999, were interest-only strips receivable, which were $123.0 million and $101.9 million, and retained subordinated interests, which were $550.9 million and $178.4 million, respectively.

    Interest-only strips receivable represent the present value of the projected excess servicing income of the securitized loans. During securitization revolving periods, additional interest-only strip receivable assets are recognized each month as additional receivables are transferred to investors.

    Retained subordinated interests represent ownership interests in securitized receivables that are held by the Company and are subordinate to more senior interests held by investors. The retained interests have been recorded at fair value based upon an allocation of sold and retained interests at the time of transfer and upon their subordinate status. Their value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

    During 2000 and 1999, the Company sold credit card loans receivable in securitization transactions. In all those securitizations, the Company retained servicing responsibilities and subordinated interests. The Company receives annual servicing fees approximating 2.83% of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and the securitization trustee or agent generally have no recourse to the Company's other assets for failure of accountholders to pay when due. The Company recognized pre-tax gains of $24.5 million and $2.9 million on securitizations in 2000 and 1999.

    Key economic assumptions used in measuring the retained interests for new securitizations at the date of transfer are shown below:

	Year ended December 31,
	2000	1999
	(rate per annum)
Weighted average life (in years)(1)	0.8	0.7
Expected net credit losses	9.2%	9.3%
Residual cash flow discount rate(2)	12.0-15.0%	12.0-15.0%
Average variable returns to transferees(3)	0.39%	0.35%

(1)
The weighted average life is calculated by multiplying the principal collections expected in each future period by the number of periods until that future period, summing those products, and dividing by the initial principal balance.
(2)
Discount rate assumptions vary based on the relative risk of the securitized cash flows.
(3)
Average variable returns are quoted as spread over the London Interbank Offered Rate (LIBOR).

    At December 31, 2000, key economic assumptions used in valuing retained interests and the hypothetical sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Monthly Prepayment Rate(1)	Expected Annual Credit Losses	Residual Annual Discount Rate(2)
	(dollars in millions)
Current assumptions	9.3%	8.5%	12.0-15.0%
Impact on fair value of
10% adverse change(3)	$11.9	$27.5	$0.6
20% adverse change(3)	$21.8	$55.0	$1.1

(1)
The monthly prepayment rate relates to the securitized portfolio weighted average life of 0.9 years.
(2)
Discount rate assumptions vary based on the relative risk of the securitized cash flows.
(3)
These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality,

96

changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

    The table below summarizes certain cash flows received from and paid in respect of securitizations:

	Year ended December 31,
	2000	1999
	(dollars in millions)
Proceeds from new securitizations	$4,879	$2,389
Proceeds from collections reinvested in revolving period securitizations	8,727	5,808
Servicing fees received	272	140
Cash flows received on retained interests	598	554

    The following table presents quantitative information about delinquencies, net credit losses, and components of securitized loans receivable and other assets managed with them:

	December 31,				Year ended December 31,
	2000	1999	2000	1999	2000	1999	2000	1999
	Total Principal Amount of Loans		Delinquent Loans 30 Days or More Past Due(1)		Average Balances		Net Credit Losses
	(dollars in millions)
Total loans managed or securitized(2)	$27,123	$21,026	$2,041	$1,190	$23,173	$16,482	$1,786	$1,144
Less
Loans securitized(3)	13,353	9,416			10,250	8,082
Loans held for sale or securitization	—	—			33	—

Loans reported	$13,770	$11,610			$12,890	$8,400

(1)
Loans 30 days or more past due are based on end of period total loans.

(2)
Owned and securitized loans include credit card loans and other loans, as applicable, in which the transferor retains a subordinate interest or retains any risk of loss (for example, 10% recourse).

(3)
Represents the principal amount of the loans. Interest-only strips and servicing rights (or other retained interests) held for securitized loans are excluded from this table because they are recognized separately.

Note 7. Commitments and Contingencies

    Loan commitments are agreements to lend to customers subject to the customers' compliance with the Company's account agreements. The Company can reduce or terminate credit card commitments by providing customers the required prior notice, which is generally no more than 30 days, or without notice if permitted by law. The unfunded commitments represent the total unused portion of the lines of credit available to customers. As a group, customers have not borrowed the entire line of credit available to them at any one time, nor does the Company anticipate that this would occur in the future. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

    The Company's total unfunded commitments are as follows:

	December 31,
	2000	1999
	(dollars in thousands)
Credit card loans	$21,906,329	$19,161,840
Home loans	—	203,662
Other	295	467

	$21,906,624	$19,365,969

    In June 2000, the Company reached settlements with the Office of the Comptroller of the Currency, the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General with respect to the investigation of certain of its business practices. In December 2000, the Company announced that it had reached an agreement to resolve a number of class action lawsuits, primarily involving the marketing of its cardholder service products, that had been consolidated in the California Superior Court in San Francisco and the Federal District Court for the Eastern District of Pennsylvania. Court approval of the class action settlements is required. In connection with the settlements, the Company agreed to make certain business practice changes and to pay restitution to affected customers. The Company recorded net pre-tax charges of $272.6 million and $36.7 million to non-interest expense during the second and fourth quarters of 2000, respectively, relating to the settlements.

    Several class actions that were not consolidated with the class actions that were the subject of the settlements are pending in various state courts. Another class action pending in federal court (In re Providian Securities Litigation) alleges, in general, that the Company and certain of its officers made false and misleading statements concerning its future prospects and financial results in violation of the federal securities laws. In addition, several shareholder derivative actions seek redress against members of the Company's Board of Directors and certain executive officers for alleged breach of their fiduciary duties and corporate waste arising out of alleged unfair business practices. An informed assessment of the ultimate outcome or potential liability associated with the remaining pending lawsuits and other potential claims that could arise out of the Company's business practices is not feasible at this time. Due to the uncertainties of litigation, there can be no assurance that the Company will prevail on all the claims made against it in the pending lawsuits or that similar or other proceedings will not be brought. However, management believes that the Company has substantive defenses and intends to defend the actions vigorously. For more detailed information on legal proceedings affecting the Company, see "Legal Proceedings" in Item 3 of Part I of the Company's 2000 Annual Report on Form 10-K.

Note 8. Premises, Equipment, and Lease Commitments

    The following is a summary of the Company's premises and equipment:

	December 31,
	2000	1999
	(dollars in thousands)
Premises	$37,197	$35,751
Equipment and furniture	246,974	178,815
Leasehold improvements	50,931	25,623
Land	2,723	2,723

	337,825	242,912
Less accumulated depreciation and amortization	144,498	93,718

	$193,327	$149,194

    The Company generally leases office space and equipment under long-term operating leases. The office lease agreements have expiration dates ranging from January 31, 2001 through December 31, 2006, in some cases with five-year renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass-through of operating expenses and property taxes and totaled $64.5 million, $34.6 million, and $20.2 million for the years ended December 31, 2000, 1999, and 1998.

    The Company's approximate future minimum rental payments under noncancelable operating leases as of December 31, 2000 are as follows:

Year	Amount
(dollars in thousands)
2001	$61,048
2002	52,332
2003	41,311
2004	28,417
2005	16,934
Thereafter	7,880

$207,922

Note 9. Deposits

    The Company accepts time deposits with terms in excess of one year. Time deposits in amounts of $100,000 or more totaled $8.72 billion and $6.50 billion at December 31, 2000 and 1999. The aggregate amount of time deposits by maturity as of December 31, 2000 is as follows:

Year	Amount
(dollars in thousands)
2001	$6,266,924
2002	2,181,792
2003	1,251,417
2004	929,980
2005 and thereafter	1,553,340

$12,183,453

Note 10. Short-Term Borrowings

    Short-term borrowings consist primarily of federal funds purchased and other transactions with maturities greater than one business day but less than one year.

    The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 2000 and 1999:

	December 31,
	2000		1999
	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
	(dollars in thousands)
Federal funds purchased	$15,000	6.69%	$100,000	6.11%
Other	$3,744	7.72%	$26,289	6.24%

    The Company has various short-term unsecured revolving credit agreements with a borrowing capacity totaling $250 million. The Company pays facility fees based on the total credit line. Interest on outstanding balances is based upon LIBOR. The agreements expire 364 days from their respective effective dates. The Company did not borrow against these commitments during 2000 or 1999. The Company also has a sterling denominated 364-day line of credit in the amount of £25 million ($37.3 million equivalent based on the exchange rate at December 31, 2000) that is available for use by the United Kingdom branch of PNB.

Note 11. Long-Term Borrowings and Capital Securities

    Long-term borrowings and capital securities consist of borrowings having an original maturity of one year or more. The following table summarizes all outstanding long-term borrowings and capital securities as of December 31, 2000 and 1999:

	December 31,
	2000	1999
	(dollars in thousands)
Long-Term Borrowings
6.25% senior bank notes maturing in 2001	$179,349	$186,687
6.75% senior bank notes maturing in 2002	183,645	257,555
6.70% senior bank notes maturing in 2003	133,775	199,905
6.65% senior bank notes maturing in 2004	124,891	243,733
Variable rate senior bank notes (weighted average rate: 6.79%)	—	69,995
3.25% convertible senior notes maturing in 2005	402,500	—
Other	3	181

Total long-term borrowings	$1,024,163	$958,056

Capital Securities
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company with an interest rate of 9.525% maturing in 2027	$111,057	$160,000

    Senior Bank Notes  The senior bank notes are direct unconditional, unsecured general obligations of the Company and are not subordinated to any other indebtedness of the Company. The senior bank notes consist of fixed rate three-year and five-year senior obligations and variable rate two-year senior obligations. Interest is payable semiannually on the fixed rate bank notes and quarterly on the variable rate bank notes. During 2000 and 1999, the Company made interest payments of $58.7 million and $47.9 million on its outstanding senior bank notes. During 2000 and 1999, the Company repurchased and retired $266.5 million and $61.6 million of senior bank notes, recognizing gains of $9.2 million and $1.4 million, which were included in "other non-interest income" in the Company's consolidated statements of income.

    Convertible Senior Notes  In August 2000, the Company issued $402.5 million of 3.25% convertible senior notes due August 15, 2005 with interest payable semiannually on February 15 and August 15 of each year, commencing on February 15, 2001. These senior notes are convertible at the option of the holders, at the conversion rate of 14.4892 shares of the Company's common stock for each $1,000 of note principal. The Company has the option to redeem these convertible senior notes on or after August 20, 2003.

    In February 2001, the Company issued $884.0 million principal amount at maturity of its zero coupon convertible notes due February 15, 2021, with original issue discount accruing at a rate of 4.00% per annum on a semiannual bond equivalent basis, beginning on February 15, 2001. The Company will not pay interest on these notes before maturity, except in limited circumstances under which the Company may elect to pay interest at the rate of 4.00% per annum after the occurrence of certain tax events. The convertible notes are convertible at the option of the holder, as long as specified conditions are met, into shares of the Company's common stock at a conversion rate of 6.2240 shares of common stock per note, subject to adjustment in certain events. However, the Company may pay cash rather than deliver shares of its common stock upon conversion under certain circumstances based on the formula provided for in the notes. The Company may redeem all or a portion of the convertible notes for cash at any time on or after February 15, 2006. Holders of the notes have the option of requiring the Company to repurchase the notes on certain specified dates at the prices provided for in the notes.

    Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of the Company  The Company, through a wholly owned subsidiary statutory business trust, Providian Capital I, issued mandatorily redeemable preferred securities, which accumulate accrued distributions that are payable semiannually. The Company has the right to defer payment of interest on the capital securities at any time and from time to time, for a period not exceeding ten consecutive semiannual periods with respect to each deferral period, provided that no extension period may extend beyond the stated maturity. During any such extension period, the Company's ability to pay dividends on its common stock would be restricted. The Company has the right to cause the redemption of the capital securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price depends on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the capital securities. The sole assets of Providian Capital I are $116.0 million aggregate principal amount of the Company's 9.525% junior subordinated deferrable interest debentures due Febru- ary 1, 2027 and the right to reimbursement of expenses under a related expense agreement with the Company. During 2000, 1999, and 1998, distributions totaling $17.1 million, $15.2 million, and $15.2 million on the capital securities were included in "other non-interest expense" in the Company's consolidated statements of income. The Company's obligations under the capital securities constitute a full and unconditional guarantee. During 2000, the Company repurchased and retired $48.9 million of capital securities, resulting in a $16.5 million pre-tax gain, which was recorded in "other non-interest income" in the Company's consolidated statements of income.

    Revolving Credit Facility  The Company's banking subsidiaries maintain an unsecured revolving credit agreement, guaranteed by the Company, with various financial institutions. The Company pays facility fees based on the total commitment from the lenders and utilization fees based on outstanding borrowings that exceed 50% of the total commitment. Interest on outstanding borrowings is based upon a competitive bid process or on the federal funds rate, LIBOR, or the prime rate, plus a spread. The total commitment from the lenders under the revolving credit agreement was $750.0 million at December 31, 2000 and $1.0 billion at December 31, 1999. There were no outstanding balances drawn on this line as of December 31, 2000 and 1999. During 2000 and 1999, no borrowings were made and no interest expense was incurred on the revolving credit agreement. Interest expense on the revolving credit agreement was $5.1 million for the year ended December 31, 1998. The revolving credit agreement expires in January 2003.

Note 12. Income Taxes

    The components of the Company's income tax expense are as follows:

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Current
Federal	$473,090	$537,173	$369,087
State	78,127	102,864	64,538

	551,217	640,037	433,625
Deferred
Federal	(132,516)	(241,597)	(212,048)
State	15,759	(31,287)	(27,460)

	(116,757)	(272,884)	(239,508)

	$434,460	$367,153	$194,117

    Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2000	1999
	(dollars in thousands)
Deferred Tax Liabilities
Gain on sale of loans	$46,781	$25,608
Loan collection income	14,801	—
Deferred loan acquisition costs	12,536	10,781
Purchase accounting adjustment	—	8,890
Other	10,621	7,484

	84,739	52,763
Deferred Tax Assets
Allowance for credit losses	511,780	404,523
Deferred fee revenue	178,926	174,690
Long-term incentive accruals	34,615	27,676
State taxes	34,308	4,692
Other	18,953	11,196

	778,582	622,777

Net deferred tax assets before unrealized (gains) losses	693,843	570,014
Unrealized (gains) losses on:
Securities available-for-sale	(14,342)	993
Foreign currency translation	281	33

Net deferred tax assets	$679,782	$571,040

    The Company believes that it will fully realize its total deferred income tax assets as of December 31, 2000 based upon the Company's recoverable taxes from prior carryback years, its total deferred income tax liabilities, and its current level of operating income.

    The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

	2000	1999	1998
	(percent of pre-tax income)
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes	5.6	5.2	5.0
Other	(0.6)	(0.2)	(0.4)

Effective tax rate	40.0%	40.0%	39.6%

Note 13. Derivative Financial Instruments

    The Company's principal objective in entering into off-balance sheet interest rate risk management instruments is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in the repricing characteristics of interest-earning assets and interest-bearing deposits and other liabilities. The goal is to maintain

101

levels of net interest income while reducing interest rate risk and facilitating the funding needs of the Company. To achieve that objective, the Company uses a combination of interest rate risk management instruments, including interest rate swap and cap agreements, with maturities ranging from 2001 to 2015.

    When interest rate risk management instruments are used to hedge reported assets and liabilities, the net receipts or payments are recognized as an adjustment to interest expense. As of December 31, 2000 and 1999, the Company had $1.38 billion and $1.05 billion in notional amount of interest rate swaps outstanding.

    The average effective interest rate on the Company's interest-bearing liabilities after giving effect to the swaps was 6.24%, 5.59%, and 5.56% for the years ended December 31, 2000, 1999, and 1998. For the years ended December 31, 2000, 1999, and 1998, interest rate swap agreements decreased interest expense by $6.0 million, $3.5 million, and $2.1 million.

    When interest rate risk management instruments are used to hedge the excess servicing income received from loan securitizations, the net receipts or disbursements are recognized as an adjustment to loan servicing income. During 2000 and 1998, there were $4.1 million and $1.2 million in net receipts and in 1999, there were $0.1 million in net disbursements.

    The following table summarizes the expected or contractual maturities and weighted average interest rates associated with amounts to be received or paid by the Company:

		Maturing in
	Balance at December 31, 2000
		2001	2002	2003	Thereafter
	(dollars in thousands)
Pay Fixed/Receive Variable
Notional value	$500,000	$—	$—	$500,000	$—
Weighted average pay rate	5.48%	—	—	5.48%	—
Weighted average receive rate	6.71%	—	—	6.71%	—
Receive Fixed/Pay Variable
Notional value	$705,000	$30,000	$20,000	$—	$655,000
Weighted average pay rate	6.55%	6.61%	6.80%	—	6.54%
Weighted average receive rate	7.59%	7.07%	6.99%	—	7.63%
Receive Variable/Pay Variable
Notional value	$170,476	$170,476	$—	$—	$—
Weighted average pay rate	7.26%	7.26%	—	—	—
Weighted average receive rate	12.71%	12.71%	—	—	—
Total Swaps
Notional value	$1,375,476	$200,476	$20,000	$500,000	$655,000
Weighted average pay rate	6.25%	7.16%	6.80%	5.48%	6.54%
Weighted average receive rate	7.91%	11.87%	6.99%	6.71%	7.63%

Note: Variable rates are held constant for future periods at their effective rates as of their most recent reset prior to December 31, 2000.

    In addition, the Company has entered into interest rate cap agreements, the effect of which is to establish maximum interest rates on a portion of its managed funding sources. To the extent the Company has funded fixed rate receivables with variable rate deposits or debt, the interest rate caps are designed to protect net interest margin. To the extent the Company has securitized fixed rate receivables using variable rate instruments, the interest rate caps are designed to protect loan servicing income. As of December 31, 2000 and 1999, the Company had $638.6 million and $644.9 million in notional amount of interest rate caps outstanding. The Company received no interest rate cap agreement interest payments in 2000, 1999, or 1998.

    The following is a summary of the Company's interest rate cap agreement maturity distributions as of December 31, 2000:

Year	Notional Amount Maturing	Weighted Average Strike Rate
	(dollars in thousands)
2001	$363,734	11.92%
2002	$238,003	11.92%
2003	$36,888	11.48%

    The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of an agreement. This credit risk is measured as the gross unrealized gain on the financial instruments. The Company had gross unrealized gains on interest rate swap agreements of $11.0 million and $20.9 million at December 31, 2000 and 1999. The Company has reduced credit risk in these instruments by entering into interest risk management agreements with nationally recognized financial institutions and dealers that carry at least investment grade ratings. Also, the Company's policy is to diversify its credit risk exposure across a number of counterparties. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk. The Company does not anticipate default by any counterparties.

    Foreign exchange forward contracts are used to hedge the Company's foreign currency risk. The Company's outstanding foreign exchange forward contracts as of December 31, 2000 had original terms of 90 days or less and remaining maturities of 30 days or less. As of December 31, 2000, the Company had $237.8 million and $3.5 million in notional amount of foreign exchange forward contracts outstanding in British pounds sterling and Argentine pesos.

Note 14. Capital Requirements

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

    The quantitative measures established by applicable regulatory guidelines to ensure capital adequacy require that the Company's banking subsidiaries maintain minimum ratios of Total and Tier 1 risk-based capital to risk-weighted assets (Total and Tier 1 Risk-Based Capital Ratios) and of Tier 1 risk-based capital to adjusted average total assets (Leverage Ratio). The Company's banking subsidiaries met all regulatory capital adequacy requirements to which they were subject at December 31, 2000 and 1999. At December 31, 2000 and 1999, the Company's banking subsidiaries met the "well capitalized" requirements under the regulatory guidelines. To be categorized as "well capitalized," the Company's banking subsidiaries must maintain minimum capital requirements as set forth in the following table:

	Total Risk-Based Capital		Tier 1 Risk-Based Capital		Tier 1 Leverage Ratio(1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2000
Providian National Bank
Actual	$2,075,140	10.58%	$1,807,829	9.22%	$1,807,829	11.90%
Minimum capital adequacy	1,568,483	8.00%	784,241	4.00%	607,664	4.00%
Minimum well capitalized	1,960,603	10.00%	1,176,362	6.00%	759,579	5.00%
Providian Bank
Actual	184,811	14.94%	168,683	13.64%	168,683	6.34%
Minimum capital adequacy	98,934	8.00%	49,467	4.00%	106,481	4.00%
Minimum well capitalized	123,667	10.00%	74,200	6.00%	133,101	5.00%
December 31, 1999
Providian National Bank
Actual	$1,396,127	11.17%	$1,224,177	9.79%	$1,224,177	10.88%
Minimum capital adequacy	1,000,246	8.00%	500,123	4.00%	450,076	4.00%
Minimum well capitalized	1,250,308	10.00%	750,185	6.00%	562,596	5.00%
Providian Bank
Actual	157,423	15.08%	143,884	13.78%	143,884	10.54%
Minimum capital adequacy	83,511	8.00%	41,755	4.00%	54,595	4.00%
Minimum well capitalized	104,389	10.00%	62,633	6.00%	68,243	5.00%

(1)
Minimum capital adequacy ratio is 3.0% for the highest rated institutions.

Note 15. Shareholders' Equity

    In October 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock in the form of a stock dividend issued on November 30, 2000 to shareholders of record on November 15, 2000. Accordingly, the computation of basic and diluted earnings per share for all periods presented have been retroactively adjusted to include the effect of the Company's stock split.

    The Company is party to several agreements in which it has contracted to purchase shares of its common stock on a forward basis. At the Company's election, the agreements allow settlements on a physical basis or, subject to certain conditions, on a net basis in shares of the Company's common stock or in cash. To the extent that the market price of the Company's common stock on a settlement date is greater than the forward purchase price, the Company will receive the net differential. To the extent that the market price of the Company's common stock on a settlement date is lower than the forward purchase price, the Company will settle the agreed-upon premium amount due to the counterparty. At December 31, 2000 and 1999, the agreements covered 3,989,398 and 2,306,026 shares of the Company's common stock at an average forward price of $50.84 and $48.02 per share. The agreements generally have terms of one year but may be settled or partially settled earlier at the Company's option. If the agreements were settled on a net share basis at the December 31, 2000 market price of the Company's common stock ($57.50 per share), the Company would receive approximately 462,076 shares of its common stock from the counterparties. During the years ended December 31, 2000 and 1999, settlements from forward purchase agreements resulted in the Company receiving 1,033,428 and 496,638 shares of its common stock and paying premium amounts of $0.9 million and $1.3 million, which were recorded as adjustments to additional paid-in capital.

Note 16. Cumulative Other Comprehensive Income

    The components of cumulative other comprehensive income, net of related income taxes, for the years ended December 31, 2000, 1999, and 1998 are as follows:

	Unrealized Gain (Loss) on Securities	Foreign Currency Translation	Cumulative Other Comprehensive Income
	(dollars in thousands)
Balance at
December 31, 1997	$—	$—	$—
Other comprehensive income	(535)	—	(535)
Tax benefit (expense)	215	—	215

Balance at
December 31, 1998	$(320)	$—	$(320)
Other comprehensive income	(3,143)	76	(3,067)
Tax benefit (expense)	1,256	(30)	1,226

Balance at
December 31, 1999	$(2,207)	$46	$(2,161)
Other comprehensive income	39,533	(718)	38,815
Tax benefit (expense)	(15,813)	251	(15,562)

Balance at
December 31, 2000	$21,513	$(421)	$21,092

Note 17. Earnings per Common Share

    Earnings per common share—basic is computed by dividing net income by the weighted average number of common shares outstanding for the applicable period. Earnings per common share—assuming dilution is computed by dividing net income, adjusted for interest on convertible notes net of taxes, by the weighted average number of common shares outstanding after consideration of the potential dilutive effect of common share equivalents (CSEs). CSEs are computed based on the treasury stock method using the average market price of the Company's common shares for the applicable period. CSEs for the Company are related to the employee stock-based incentive programs, certain convertible senior notes, and the forward purchase agreements entered into by the Company. For the years ended December 31, 1999 and 1998, shares related to forward purchase agreements were not included in the computation as their inclusion would have been antidilutive.

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands, except per share data)
Basic
Net income available to common stockholders	$651,762	$550,272	$296,446

Weighted average common shares outstanding	284,174	282,742	283,744

Earnings per common share—basic	$2.29	$1.95	$1.04

Diluted
Net income available to common stockholders	$651,762	$550,272	$296,446
Plus: Income impact of assumed conversions
Interest on convertible senior notes (net of tax)	2,769	—	—

Net income available to common stockholders with assumed conversions	$654,531	$550,272	$296,446

Weighted average common shares outstanding	284,174	282,742	283,744
Plus: Incremental shares from assumed conversions
Restricted stock issued—non vested	1,091	1,056	1,080
Employee stock options(1)	6,452	7,296	5,544
Convertible senior notes	2,071	—	—
Forward purchase contracts(2)	254	—	—

Dilutive potential common shares	9,868	8,352	6,624

Adjusted weighted average common shares	294,042	291,094	290,368

Earnings per common share—assuming dilution	$2.23	$1.89	$1.02

(1)
During 2000 and 1999, options to purchase 3,298,008 and 3,543,000 shares of the Company's common stock were not included in the computation of diluted earnings per common share, because the exercise price of the options was greater than the average market price of the common shares and, therefore, the inclusion of such options would be antidilutive.
(2)
For the years ended December 31, 1999 and 1998, shares related to forward purchase agreements were not included in the computation as their inclusion would have been antidilutive.

Note 18. Stock Ownership and Stock Option Plans

    At December 31, 2000, the Company had three stock-based compensation plans: the Company's 1999 Non-Officer Equity Incentive Plan, the 2000 Stock Incentive Plan, and the 1997 Employee Stock Purchase Plan.

    During 2000, the Company combined and restated the 1997 Stock Option Plan and the Stock Ownership Plan into the 2000 Stock Incentive Plan. The shares authorized under this restated Plan equal the sum of the shares authorized under the two original plans (adjusted for stock splits).

    The 2000 Stock Incentive Plan provides for grants of incentive and nonqualified stock options to employees, non-employee directors, and consultants. Stock options granted under this Plan have an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of ten years. During 2000, the Company granted nonqualified options to purchase 6,613,912 shares of the Company's common stock to employees, non-employee directors, and consultants under this Plan.

    The 2000 Stock Incentive Plan also provides for grants of restricted and nonrestricted stock to employees, non-employee directors, and consultants. A maximum of 12,000,000 shares of the Company's common stock are permitted to be granted under this Plan as restricted stock or nonrestricted stock. Restricted stock is subject to forfeiture during the vesting period. During 2000, the Company granted 552,422(1) shares of restricted stock and 6,355 shares of nonrestricted stock to employees and non-employee directors under this Plan. The Company records the market value of restricted stock grants as deferred compensation at the time of grant and amortizes such amounts over the applicable vesting period.

    The 2000 Stock Incentive Plan provides for a combined maximum of 47,812,572 shares of the Company's common stock to be issued in conjunction with the exercise of stock options granted and grants of restricted or nonrestricted stock. As of December 31, 2000, the number of common shares available for future grants under this Plan was 18,117,020 shares.

    During 2000, the Company also made grants of options and restricted stock under the 1999 Non-Officer Equity Incentive Plan. The grants under this Plan are subject to forfeiture during the vesting period. During 2000, the Company granted 2,357,200 options to purchase shares of the Company's common stock under this Plan. The Company also granted 84,160 shares of restricted stock under this Plan during 2000. As of December 31, 2000, the number of common shares available for future grants under this Plan was 1,481,558 shares.

(1)
Includes 20,000 shares granted in December 1999.

    The Company's 1997 Employee Stock Purchase Plan authorizes a maximum of 3,000,000 shares of common stock to be issued to eligible employees. Under this Plan, shares of the Company's common stock may be purchased at the end of each offering period at 85% of the lower of the fair market value on the first or the last day of such offering period. Eligible employees may designate a portion of their compensation, not to exceed 7% of their gross compensation during an offering period, to purchase shares under this Plan. The offering periods begin every six months, on each January 1 and July 1, and have a duration of one year. During 2000, employees purchased 132,114 shares of the Company's common stock at an average price of $37.52 under this Plan. As of December 31, 2000, the number of shares available for future purchases by employees under this Plan was 2,519,774 shares.

    The following is a summary of stock options outstanding and exercisable under the Company's compensation plans at December 31, 2000:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$2.50-10.00	1,598,498	4.79	$7.09	1,598,496	$7.09
10.01-15.00	5,882,982	4.08	10.76	5,870,907	10.76
15.01-20.00	3,837,450	7.34	19.56	2,448,950	19.56
20.01-35.00	151,916	8.41	28.33	80,215	25.48
35.01-50.00	9,275,975	9.22	41.97	487,653	45.72
50.01-65.00	3,134,674	8.47	62.55	1,027,448	62.96

	23,881,495	7.23	$30.96	11,513,669	$18.36

    Presented below are the changes to the stock options under the Company's compensation plans for the years ending December 31, 2000, 1999, and 1998:

	2000		1999		1998
	Shares (000)	Weighted Average Exercise Price	Shares (000)	Weighted Average Exercise Price	Shares (000)	Weighted Average Exercise Price
Outstanding at beginning of year	19,467,388	$25.47	16,963,528	$12.63	14,533,524	$9.30
Granted	8,971,112	40.82	5,828,700	55.96	5,086,314	19.68
Exercised	(2,565,693)	13.48	(2,319,042)	10.27	(2,062,594)	6.82
Forfeited(1)	(1,991,312)	44.25	(1,005,798)	20.55	(593,716)	11.83

Outstanding at end of year	23,881,495	$30.96	19,467,388	$25.47	16,963,528	$12.63

(1)
1999 forfeitures include options to purchase 367,154 common shares that were surrendered and canceled in exchange for participation in a deferred compensation program. For the year ended December 31, 1999, the Company recognized an expense of $18.8 million in connection with this exchange.

    The following table reflects on a pro forma basis the Company's net income and earnings per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant or election under the Company's compensation plans, consistent with the provisions of SFAS No. 123. Since pro forma compensation costs relate to all periods over which the grants vest, the initial impact on the Company's pro forma net income may not be representative of compensation costs in subsequent years, when the effect of the amortization of multiple awards would be reflected.

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands, except per share data)
Net Income	$651,762	$550,272	$296,446
Pro forma	$588,212	$515,254	$280,938
Net income per common share:
As reported—basic	$2.29	$1.95	$1.04

As reported—assuming dilution	$2.23	$1.89	$1.02

Net income per common share:
Pro forma—basic	$2.07	$1.82	$0.99

Pro forma—assuming dilution	$2.01	$1.77	$0.97

    The fair value of the stock options granted by the Company was estimated at the grant/rollover date using the Black-Scholes modeling technique with the following assumptions: for the year ended December 31, 2000, risk-free weighted average interest rate of 6.58%; weighted average dividend yield of 0.40%; weighted average expected volatility of 70%; expected stock option life of four and a half years; and expected life for an offering under the 1997 Employee Stock Purchase Plan of one year. For the year ended December 31, 1999, risk-free weighted average interest rate of 5.55%; weighted average dividend yield of 0.29%; weighted average expected volatility of 62%; expected stock option life of five years; and expected life for an offering under the 1997 Employee Stock Purchase Plan of one year.

    The weighted average fair values of the stock options granted by the Company during 2000 and 1999 were $24.22 and $30.40 per share. The exercise price of each stock option is the market price of the Company's common stock on the date of grant. Expiration dates range from August 7, 2001 to December 6, 2010 for options outstanding at December 31, 2000.

Note 19. Defined Contribution 401(k) Plan

    The Company sponsors a defined contribution 401(k) plan offering tax-deferred investment opportunities to substantially all of its U.S. employees who have completed at least 1,000 hours of service. Employees may elect to make both pre-tax and after-tax contributions based on certain limits set by the Internal Revenue Service. The Company makes matching contributions in an amount determined at the discretion of the Company. The Company uses its common stock for these matching contributions. As of December 31, 2000, the 401(k) plan held 1,106,503 shares of the Company's common stock with a market value of $63.6 million. For the year ended December 31, 2000, the 401(k) plan received $0.1 million in common stock dividends from the Company for shares of common stock held. Employee contributions are invested at the direction of the employee participant and may be invested in the Company's common stock. Total 401(k) plan expenses for the years ended December 31, 2000, 1999, and 1998 were $5.9 million, $4.1 million, and $3.2 million, respectively.

    In addition, the Company makes retirement contributions to the 401(k) plan for employees with at least one year of employment regardless of whether such employees contribute to the 401(k) plan. The Company made retirement contributions to the 401(k) plan of $12.6 million, $8.3 million, and $6.2 million during 2000, 1999, and 1998. The retirement contributions vest 20% on completion of the third year of employment and an additional 20% for each completed year of employment thereafter until fully vested.

Note 20. Segment Information

    The Company derives its income primarily from credit card finance charges, various credit card fees, cardholder service product sales, and servicing fees and excess servicing on securitized credit card loans. After the sale of the home loan business in 2000, the Company reorganized its reporting segments to include the former Emerging Businesses segment and the Other segment in one aggregated Credit Card segment. Prior periods have been restated to reflect the change in segment reporting.

    The Company analyzes its financial performance on a managed basis. Segment information is presented below on the Company's managed loan portfolios. As described in Note 2, Summary of Significant Accounting Policies, the Company securitizes certain loans and records such securitizations as sales, which has the effect of removing such loans from the Company's consolidated statements of financial condition.

Year ended (dollars in thousands)	Total Managed	Securitization Adjustment	Total Reported
December 31, 2000
Interest income	$4,520,859	$(1,820,912)	$2,699,947
Interest expense	1,576,422	(701,248)	875,174

Net interest income	2,944,437	(1,119,664)	1,824,773
Provision for credit losses	2,225,861	(710,511)	1,515,350

Net interest income after provision for credit losses	718,576	(409,153)	309,423
Non-interest income	2,839,149	409,153	3,248,302
Non-interest expense	2,471,503	—	2,471,503

Income before income taxes	1,086,222	—	1,086,222
Income tax expense	434,460	—	434,460

Net Income	$651,762	$—	$651,762

Ending loans outstanding	$27,122,815	$(13,352,658)	$13,770,157

December 31, 1999
Interest income	$3,009,538	$(1,385,262)	$1,624,276
Interest expense	901,199	(452,129)	449,070

Net interest inc ome	2,108,339	(933,133)	1,175,206
Provision for credit losses	1,706,678	(607,547)	1,099,131

Net interest income after provision for credit losses	401,661	(325,586)	76,075
Non-interest income	2,086,890	325,586	2,412,476
Non-interest expense	1,571,126	—	1,571,126

Income before income taxes	917,425	—	917,425
Income tax expense	367,153	—	367,153

Net Income	$550,272	$—	$550,272

Ending loans outstanding	$21,026,453	$(9,416,499)	$11,609,954

December 31, 1998
Interest income	$2,029,619	$(1,187,040)	$842,579
Interest expense	667,714	(420,448)	247,266

Net interest income	1,361,905	(766,592)	595,313
Provision for credit losses	1,057,398	(511,469)	545,929

Net interest income after provision for credit losses	304,507	(255,123)	49,384
Non-interest income	1,011,056	255,123	1,266,179
Non-interest expense	825,000	—	825,000

Income before income taxes	490,563	—	490,563
Income tax expense	194,117	—	194,117

Net Income	$296,446	$—	$296,446

Ending loans outstanding	$13,244,948	$(7,503,842)	$5,741,106

Note 21. Fair Value of Financial Instruments

    The estimated fair value of the Company's financial instruments is disclosed below. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in immediate settlement of the instrument. In addition, these values do not consider the potential income taxes or other expenses that might be incurred upon an actual sale of an asset or settlement of a liability. In accordance with GAAP, certain financial instruments and all nonfinancial instruments have been excluded. Accordingly, the aggregate fair value amounts presented do not necessarily represent or affect the underlying value of the Company.

    The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

    Cash and Cash Equivalents  Cash and cash equivalents are carried at an amount that approximates fair value.

    Federal Funds Sold and Securities Purchased Under Resale Agreements  Federal funds sold and securities purchased under resale agreements are carried at an amount that approximates fair value due to the short-term nature of these assets.

    Investment Securities  The estimated fair values of investment securities by type are provided in Note 4, Investment Securities. Fair value is based on quoted market prices when available or, if unavailable, fair value is estimated using quoted market prices of comparable instruments.

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

    Short-Term Borrowings  Short-term borrowings consist primarily of federal funds purchased. The carrying value of short-term borrow- ings approximates fair value based upon the short-term nature of the borrowings.

    Long-Term Borrowings  The fair value of the Company's long-term borrowings is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

    Capital Securities  The fair value of the Company's mandatorily redeemable capital securities is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

    Off-Balance Sheet Instruments  The fair value of the Company's off-balance sheet instruments (interest rate swaps, interest rate caps, and lending commitments) is based on valuation models, if material, using discounted cash flows (swaps), an assessment of current replacement cost (caps), and valuation models as previously described for loans receivable (lending commitments). Credit card lending commitments were determined to have no fair value.

    The estimated fair values of the Company's financial instruments are as follows:

	December 31,
	2000		1999
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$446,705	$446,705	$182,915	$182,915
Federal funds sold and securities purchased under resale agreements	307,206	307,206	1,298,000	1,298,000
Investment securities:
Available-for-sale	1,885,474	1,885,474	455,238	455,238
Held-to-maturity	686,214	686,721	126,258	125,697
Loans receivable, less allowance for credit losses	12,324,519	12,324,519	10,545,173	10,545,173
Interest receivable	158,633	158,633	108,087	108,087
Due from securitizations	971,939	971,939	614,217	614,217
Liabilities
Deposits	13,113,416	13,298,479	10,538,123	10,237,144
Short-term borrowings	18,744	18,744	126,289	126,289
Long-term borrowings	1,024,163	1,097,659	958,056	942,050
Capital securities	111,057	166,551	160,000	194,477
Off-Balance Sheet
Interest rate swaps	—	10,229	—	12,251
Interest rate caps	—	2	—	62

Note 22. Parent Company Financial Information

    The Company conducts its credit card operations primarily through its banking subsidiaries, Providian National Bank and Providian Bank. At December 31, 2000, Providian National Bank and Providian Bank represented 83.54% and 13.99%, respectively, of the Company's consolidated assets. The parent company's investment in subsidiaries represents the total equity of all consolidated subsidiaries, using the equity method of accounting for investments.

Providian Financial Corporation (Parent Company Only)
Statements of Financial Condition

	December 31,
	2000	1999
	(dollars in thousands)
Assets
Cash and cash equivalents	$467,396	$67,328
Loans receivable	298	264
Investment in subsidiaries	2,128,736	1,459,871
Deferred taxes	679,328	579,930
Prepaid expenses and other assets	68,652	12,434

Total assets	$3,344,410	$2,119,827

Liabilities
Due to subsidiaries	$538,082	$371,968
Long-term borrowings	518,506	164,949
Income taxes payable	99,025	127,667
Accrued expenses and other liabilities	156,614	122,767

Total liabilities	1,312,227	787,351
Shareholders' Equity
Common stock	2,862	954
Retained earnings	2,014,205	1,394,293
Cumulative other comprehensive income	21,092	(2,161)
Common stock held in treasury—at cost	(5,976)	(60,610)

Total shareholders' equity	2,032,183	1,332,476

Total liabilities and shareholders' equity	$3,344,410	$2,119,827

Providian Financial Corporation (Parent Company Only)
Statements of Income

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Revenues
Dividends from subsidiaries	$230,000	$170,271	$320,000
Interest income:
Investments	6,902	5,039	1,609
Loans	27	23	27
Subsidiaries	11,111	5,304	4,530
Other income	20,211	2,945	(103)

	268,251	183,582	326,063
Expenses
Salaries and employee benefits	17,566	31,671	10,832
Interest expense:
Borrowings	4,615	—	—
Subsidiaries	309	221	—
General and administration	72,406	54,636	37,424

	94,896	86,528	48,256

Income before income taxes and equity in undistributed earnings of subsidiaries	173,355	97,054	277,807
Income tax benefit	(25,327)	(29,068)	(16,819)
Equity in undistributed earnings of subsidiaries	453,080	424,150	1,820

Net Income	$651,762	$550,272	$296,446

Providian Financial Corporation (Parent Company Only)
Statements of Cash Flows

	Year ended December 31,
	2000	1999	1998
	(dollars in thousands)
Operating Activities
Net Income	$651,762	$550,272	$296,446
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed earnings of subsidiaries	(453,080)	(424,150)	(1,820)
Amortization of deferred compensation	13,518	7,738	4,415
(Increase) decrease in other assets	(56,217)	(1,791)	1,676
Increase (decrease) in accrued expenses and other liabilities	33,847	54,108	(5,610)
Increase in deferred income taxes receivable	(99,398)	(273,696)	(239,507)
Increase in taxes payable	12,942	22,108	122,951
Due to subsidiaries	107,465	251,877	96,116

Net cash provided by operating activities	210,839	186,466	274,667
Investing Activities
Net decrease (increase) in investment securities	23,252	146,442	(98,496)
Net decrease in note receivable to affiliates	73,614	—	—
Net increase in investment in subsidiaries	(215,784)	(290,723)	—

Net cash used for investing activities	(118,918)	(144,281)	(98,496)
Financing Activities
Net decrease in note payable to affiliates	(15,000)	—	—
Proceeds from exercise of stock options	39,953	27,431	16,464
Purchase of common stock for treasury	(40,431)	(74,004)	(97,971)
Proceeds from issuance of convertible senior notes	402,500	—	—
Repurchase of junior subordinated debentures of the Company (capital securities)	(48,943)	—	—
Put warrant premium	—	—	1,325
Dividends paid to shareholders	(29,932)	(28,374)	(21,358)

Net cash provided (used) by financing activities	308,147	(74,947)	(101,540)

Net Increase (Decrease) in Cash and Cash Equivalents	400,068	(32,762)	74,631
Cash and cash equivalents at beginning of year	67,328	100,090	25,459

Cash and cash equivalents at end of year	$467,396	$67,328	$100,090

Management's Responsibilities for Financial Reporting

    The consolidated financial statements appearing in this Annual Report have been prepared by management, which is responsible for their preparation, integrity, and fair presentation. The statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts that are based on management's best estimates and judgments.

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

    The Audit and Compliance Committee of the Board of Directors, consisting solely of outside Directors, meets with the independent auditors, management, and internal auditors periodically to discuss internal controls over financial reporting, auditing, and financial reporting matters. The Committee reviews the scope and results of the audit effort with the independent auditors. The Committee also meets with the Company's independent auditors and internal auditors without management present to ensure that these groups have free access to the Committee.

    The independent auditors are recommended by the Audit and Compliance Committee of the Board of Directors, selected by the Board of Directors, and ratified by the shareholders. Based upon their audit of the consolidated financial statements, the independent auditors, Ernst & Young LLP, have issued their Auditors' Report, which appears on this page.

/s/ Shailesh J. Mehta	/s/ David J. Petrini
Shailesh J. Mehta Chairman, President and Chief Executive Officer	David J. Petrini Executive Vice President and Chief Financial Officer

Report of Independent Auditors

Board of Directors
Providian Financial Corporation and Subsidiaries

    We have audited the accompanying consolidated statements of financial condition of Providian Financial Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Financial Corporation and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

San Francisco, California
January 18, 2001,
except for Note 11, as to which the date is February 15, 2001

Quarterly and Common Stock Data

Quarterly Data (Unaudited)
Summary of Consolidated Quarterly Financial Information

(dollars in thousands, except per share data)	March 31	June 30	September 30	December 31
2000(1)
Interest income	$627,899	$653,579	$691,325	$727,144
Interest expense	204,658	216,871	224,771	228,874
Net interest income	423,241	436,708	466,554	498,270
Provision for credit losses	361,213	373,590	332,241	448,306
Non-interest income	727,540	823,804	749,894	947,064
Non-interest expense	499,071	782,291	549,748	640,393
Income before income taxes	290,497	104,631	334,459	356,635
Net Income	$174,318	$62,772	$200,666	$214,006
Earnings per common share—basic	$0.62	$0.22	$0.71	$0.75
Earnings per common share—assuming dilution	$0.60	$0.22	$0.68	$0.73
Weighted average common shares outstanding—basic (000)	283,280	283,680	284,372	284,747
Weighted average common shares outstanding—assuming dilution (000)	290,500	291,582	295,428	297,743
1999(1)
Interest income	$291,616	$372,929	$439,248	$520,483
Interest expense	80,501	100,270	117,619	150,680
Net interest income	211,115	272,659	321,629	369,803
Provision for credit losses	182,073	255,222	288,279	373,557
Non-interest income	477,256	571,458	651,118	712,644
Non-interest expense	317,106	377,840	433,188	442,992
Income before income taxes	189,192	211,055	251,280	265,898
Net Income	$113,546	$126,486	$150,872	$159,368
Earnings per common share—basic	$0.40	$0.45	$0.54	$0.57
Earnings per common share—assuming dilution	$0.39	$0.44	$0.52	$0.55
Weighted average common shares outstanding—basic (000)	282,494	282,966	282,592	282,902
Weighted average common shares outstanding—assuming dilution (000)	291,004	291,092	290,140	290,328

Common Stock Price Ranges and Dividends (Unaudited)

	High	Low	Dividends Declared per Common Share		High	Low	Dividends Declared per Common Share
2000(1)				1999(1)
First quarter	$44.72	$30.06	$0.025	First quarter	$58.50	$35.41	$0.025
Second quarter	49.78	40.78	0.025	Second quarter	65.81	39.22	0.025
Third quarter	64.78	44.75	0.025	Third quarter	51.63	38.81	0.025
Fourth quarter	66.72	40.53	0.030	Fourth quarter	57.75	38.81	0.025

(1)
All common share and per common share data have been retroactively adjusted to reflect the two-for-one stock split in the form of a stock dividend in November 2000.

    The Company's common stock is traded on the New York Stock Exchange under the symbol "PVN." There were 9,711 common stockholders of record as of February 15, 2001.

Board of Directors and Senior Management

Board of Directors

Shailesh J. Mehta
Chairman, President and Chief Executive Officer, Providian Financial Corporation

Christina L. Darwall
Executive Director, Harvard Business School California Research Center

James V. Elliott
Former Executive Vice President, Providian Financial Corporation

Lyle Everingham
Retired Chairman and Chief Executive Officer, The Kroger Co.

J. David Grissom
Chairman, Mayfair Capital

F. Warren McFarlan, D.B.A.
Senior Associate Dean and Professor of Business Administration, Harvard Business School

Ruth M. Owades
Chairman and Chief Executive Officer, Calyx & Corolla

Leonard D. Schaeffer
Chairman and Chief Executive Officer, Wellpoint Health Networks Inc.

Larry D. Thompson
Partner, King & Spalding

John L. Weinberg
Senior Chairman, Goldman, Sachs & Co.

Senior Management

Shailesh J. Mehta
Chairman, President and Chief Executive Officer

David R. Alvarez
President, Integrated Card Business

Kirk Inglis
President, First Select

James G. Jones
President, International Business

Lauri Kober
Chief Executive Officer, GetSmart.com, Inc.

David J. Petrini
Executive Vice President and Chief Financial Officer

James P. Redmond
Executive Vice President and Chief Risk Management Officer

Ellen Richey
Vice Chairman, General Counsel and Corporate Secretary

John H. Rogers
Executive Vice President and Chief Human Resources Officer

James H. Rowe
President, Global E-Commerce

Corporate Information

Corporate Headquarters

Providian Financial
201 Mission Street
San Francisco, CA 94105
(415) 534-0404
www.providian.com

Corporate Contacts

Community Giving:
Jim Wunderman
Senior Vice President, Community Affairs
(415) 278-4651

Government Affairs:
Konrad Alt
Chief Public Policy Officer
(415) 278-6723

Media Relations:
Alan Elias
Vice President, Corporate Communications
(415) 278-4189

Investor Inquiries

    Investor information is available on our Web site at www.providian.com under the Investor Relations section. Providian's annual reports, quarterly earnings releases, press releases, and SEC filings are available on the site, as well as current stock price data and a calendar of upcoming events. If you prefer, you may write or call us at:

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

Stock Exchange Listings

New York Stock Exchange and Pacific Exchange
Ticker Symbol: PVN

Transfer Agent / Registrar for Common Stock

First Chicago Trust Company of New York
a Division of Equiserve
P.O. Box 2500
Jersey City, NJ 07303-2500
(800) 317-4445
www.equiserve.com

Independent Auditors

Ernst & Young LLP

Direct Investment Program

    Providian Financial's transfer agent, First Chicago Trust Company of New York, a Division of Equiserve, offers a direct investment program for investors interested in purchasing or selling Providian Financial common stock. Additional information is available through a link from Providian's Web site to the DirectSERVICE™ Investment Program's Web site, or you may call or write:

    The DirectSERVICE™ Investment Program
    First Chicago Trust Company of New York
    a Division of Equiserve
    P.O. Box 2598
    Jersey City, NJ 07303-2598
    (800) 482-8690
    www.equiserve.com

QuickLinks

Notes to Consolidated Financial Statements Providian Financial Corporation and Subsidiaries December 31, 2000 and 1999