Form 10-K, Exhibit 13
period 2001-12-31
PROVIDIAN FINANCIAL CORP
filed 2002-04-01
CIK 1035713

QuickLinks -- Click here to rapidly navigate through this document

PROVIDIAN FINANCIAL CORPORATION
2001 ANNUAL REPORT

PROVIDIAN FINANCIAL CORPORATION

2001 ANNUAL REPORT

TABLE OF CONTENTS

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

              This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. Forward-looking statements include, without limitation: expressions of the "belief," "anticipation," or "expectations" of management; statements as to industry trends or future results of operations of our company and our subsidiaries; and other statements that are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, competitive pressures; factors that affect delinquency rates, credit loss rates and charge-off rates; general economic conditions; consumer loan portfolio growth; changes in the cost and/or availability of funding due to changes in the deposit, credit or securitization markets; changes in the way we are perceived in such markets and/or conditions relating to existing or future financing commitments; the effect of government policy and regulation, whether of general applicability or specific to us, including restrictions and/or limitations relating to our minimum capital requirements, deposit taking abilities, reserving methodologies, dividend policies and payments, growth, and/or underwriting criteria; changes in accounting rules, policies, practices and/or procedures; product development; legal and regulatory proceedings, including the impact of ongoing litigation; interest rates; acquisitions; one-time charges; extraordinary items; the ability to attract and retain key personnel; the impact of existing, modified, or new strategic initiatives; and international factors. These and other risks and uncertainties are described under the heading "Risk Factors," and are also described in other parts of this document, including "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date thereof. We undertake no obligation to update any forward-looking statements.

QUESTIONS AND ANSWERS ABOUT OUR COMPANY
AND ITS FINANCIAL POSITION

Q:	Why does this year's Annual Report look so different from last year's?
A:	This past fiscal year has seen significant developments in our business and our financial condition that will continue to have a substantial effect on us in the future. In light of these developments, and in light of an emerging nationwide discourse regarding the need for enhanced corporate disclosures, we have modified the format and the focus of the Annual Report in an effort to provide you with a clearer picture of our business.
Q:	How did earnings for 2001 compare to earnings for 2000?
A:	As discussed in more detail elsewhere in this Annual Report, we reported a net loss of $1.39 per diluted share from continuing operations for the fourth quarter of 2001. This compared to reported income from continuing operations of $0.76 per diluted share for the fourth quarter of 2000. For the full year 2001, we reported net income of $0.49 per diluted share from continuing operations. This compared to reported income from continuing operations of $2.34 per diluted share for 2000. These results reflect the additions to credit loss reserves and charges that we took in the fourth quarter of 2001.
Q:	Why were the results for the current periods substantially worse than those for the earlier periods?
A:	Our financial results deteriorated as a result of several factors, including greater than expected delinquency and net credit loss rates and a continued weak economy. In addition, our financial results for the fourth quarter and full year 2001 reflect the impact of additions to credit loss reserves and charges that we took in the fourth quarter in connection with our efforts to strengthen our balance sheet and to implement the strategic initiatives undertaken to address underperformance and rebuild shareholder value.
Q:	What actions have you taken to address underperformance and rebuild shareholder value?
A:	We have taken many actions designed to address underperformance and asset quality problems, and to rebuild shareholder value. Among other things, we implemented a five-point plan, hired a new President and Chief Executive Officer, entered into agreements with our banking subsidiaries' regulators, developed a plan—which was accepted by the regulators—to strengthen our capital position and took numerous steps to strengthen our balance sheet, liquidity, capital, and reserves. In addition, we have changed our business strategy to seek a balanced mix of business originated from both the middle and the prime market segments, which we expect to result in a more stable loan portfolio with more predictable earnings and lower, less volatile credit loss rates.
Q:	What progress have you made on your five-point plan?
A:	We have taken a number of actions in furtherance of the five-point plan, including:
•
Worked aggressively to maintain a strong liquidity position, including by completing over $2.8 billion of securitization transactions that replaced maturing or amortizing transactions totaling $1.98 billion;
• Sold our interests in the Providian Master Trust to a subsidiary of JPMorgan Chase in a transaction resulting in an after tax gain of over $300 million and cash proceeds of over $2.8 billion;
• Entered into agreements to sell our United Kingdom and Argentina credit card businesses;

	•	Continued to explore the sale of a multi-billion dollar portfolio of higher risk credit card receivables;
	•	Discontinued all new account marketing to the standard market segment, tightened credit line increases across all segments and selectively repriced loans that exhibited increased risk levels;
	•	Focused our business on the middle and prime market segments, which have lower delinquencies and credit losses, and less volatility, than the standard market segment;
	•	Closed our Henderson, Nevada operations facility, eliminating approximately 550 positions, and made additional workforce reductions of approximately 800 positions, which are expected to result in annualized cost savings of approximately $60 million;
	•	Hired Joseph Saunders as our President and Chief Executive Officer and strengthened our executive management team by hiring Warren Wilcox as Vice Chairman, Marketing and Strategic Planning, and Susan Gleason as Vice Chairman, Operations and Systems, and promoting Jim Jones to Vice Chairman, Credit and Collections;
	•	Developed a Capital Plan that was accepted by our banking subsidiaries' regulators; and
	•	Submitted a regulatory application to merge our two banking subsidiaries, which we expect to result in increased operating efficiency.
Q:	How has your business strategy changed?
A:	We have changed our business strategy in a number of respects. As noted above, we have discontinued all new account marketing to the standard market segment, tightened credit line increases across all segments and selectively repriced loans that exhibited increased risk levels. In addition, we are focusing our marketing efforts on the middle and prime market segments. Within the middle market segment, we are reallocating our marketing efforts away from customers in the riskiest portions of the middle market segment toward higher credit quality customers. We have also shifted our focus in the higher end of the credit spectrum from our old "platinum" segment to the prime market segment, which has a greater number of higher credit quality customers. We are also modifying our marketing approach to be more comprehensive and feature more attractive products, pricing and features. These strategic changes are consistent with our five-point plan and our Capital Plan.
Q:	Why did you take such substantial reserves and charges in the fourth quarter?
A:	We added to our reserves and took charges in light of portfolio delinquency and loss trends and economic conditions, as well as actions taken in connection with our strategic initiatives. The reserves and charges are consistent with our goals under the Capital Plan and advance us toward meeting our goals under that Plan. We believe that these charges and reserves have positioned us to move forward on a solid financial footing.

Q:	What is the Capital Plan?
A:	Our Capital Plan, which our banking subsidiaries jointly submitted to their regulators, is a three-year plan accepted by the regulators that provides a comprehensive strategy for maintaining a strong capital position at the banks. The Capital Plan reflects a commitment by our banking subsidiaries to achieve and maintain "well capitalized" status on a Call Report basis and to meet certain additional risk-based capital ratios after applying increased risk weightings consistent with the regulators' recent subprime lending guidance. It also incorporates many of the business strategies already underway at our banking subsidiaries, including certain strategic asset sales referred to above, an account origination strategy designed to achieve a balanced mix of new business originated from both the middle and prime market segments, and maintenance of a strong liquidity position. The Capital Plan is consistent with our previously announced strategic initiatives, and we are committed to achieving the goals of the Plan.
Q:	Have you entered into any other arrangements with your regulators?
A:	In addition to the Capital Plan, our banking subsidiaries have entered into agreements with their regulators that restrict their ability to pay dividends, limit their growth in certain of our highest risk market segments, and tighten credit quality criteria. These limitations are consistent with our previously announced strategic initiatives. We have also entered into capital assurances and liquidity maintenance agreements with our banking subsidiaries under which we have agreed to provide capital and liquidity (subject to our ability to retain funds to meet certain near-term cash obligations) that may be necessary to ensure that our banking subsidiaries achieve and maintain the capital goals of the Capital Plan. Prior to entering into the capital assurances and liquidity maintenance agreements, we contributed $260 million of cash to our banking subsidiaries in order to increase their regulatory capital.
Q:	When do you plan to start paying dividends again on your common stock?
A:	We do not currently have a plan to begin paying cash dividends again on our common stock. Our current focus is on maintaining and building our capital and liquidity positions while investing in our balanced business strategy. In addition, our primary source of funds for paying dividends on our common stock is our banking subsidiaries, and our banking subsidiaries have agreed with their regulators that they will not pay dividends or make other distributions to us without first obtaining regulatory approval.
Q:	What are your current earnings expectations for 2002?
A:	We currently expect that we will be profitable for the full year 2002, excluding any gains or losses related to our strategic initiatives, including asset dispositions. However, there are a number of risks and uncertainties that could alter our expectations as we continue to execute on our strategic initiatives. You should see the "Cautionary Statement Regarding Forward-Looking Information" and "Risk Factors" portions of this Annual Report for information regarding some of the risks and uncertainties that we face.

Q:	Where can I find additional information regarding Providian?
A:	You can find additional information regarding our executive officers and board of directors in the proxy statement relating to our 2002 annual meeting, which is being provided to you along with this Annual Report. You can also find information regarding our company in our Annual Report on Form 10-K for the year ended December 31, 2001, which we filed with the Securities and Exchange Commission. In addition, we periodically file reports and other information with the SEC under the Securities Exchange Act of 1934. You can read and copy this information at SEC offices in Washington, D.C., New York City, and Chicago; obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates; obtain copies from the SEC's website (http://www.sec.gov) and our website (http://www.providian.com); inspect information at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York, 10005; and request copies of documents by calling our investor relations department at (415) 278-6170.

DESCRIPTION OF OUR BUSINESS

General

              Providian Financial Corporation, a Delaware corporation based in San Francisco, California, was incorporated as a subsidiary of Providian Corporation in 1984 under the name First Deposit Corporation. Our name was changed from First Deposit Corporation to Providian Bancorp, Inc. in 1994 and to Providian Financial Corporation in 1997. We conducted our operations as a wholly owned subsidiary of Providian Corporation until June 10, 1997, when all of the then outstanding shares of common stock of Providian Financial Corporation were spun off to the shareholders of Providian Corporation. We are listed on the New York Stock Exchange and the Pacific Exchange under the symbol PVN.

              Through our subsidiaries we issue credit cards and provide revolving credit and deposit products to customers throughout the United States. Our lending and deposit taking activities are conducted primarily through Providian National Bank ("PNB") and Providian Bank ("PB"). Providian Bancorp Services ("PBS") performs a variety of servicing activities in support of PNB, PB and other affiliates. At year-end 2001, we had over $38 billion in total assets under management and over 16 million customers, which included our international operations in the United Kingdom and Argentina. Completed, pending and other expected sales of assets related to our strategic initiatives will, however, reduce total assets under management by approximately $8-12 billion during 2002, and will result in a smaller company that is focused on our core business in the United States.

              On October 18, 2001, we announced a five-point plan designed to address underperformance and asset quality problems, focus our business on market segments with the best expected risk-adjusted returns, reduce expenses, and manage our capital, reserves and liquidity. Since that time, we have taken significant actions to rebuild and focus our business, including:

  •
  Hired Joseph Saunders as our President and Chief Executive Officer. From 1997 until he joined us, Mr. Saunders was Chairman and Chief Executive Officer of Fleet Credit Card Services at FleetBoston Financial Corporation. Prior to that, Mr. Saunders spent 12 years at Household Finance, based in Illinois, where he headed the credit card operations and held various other executive positions;

  •
  Strengthened our executive management team by hiring Warren Wilcox as Vice Chairman, Marketing and Strategic Planning and Susan Gleason as Vice Chairman, Operations and Systems, and promoting Jim Jones to Vice Chairman, Credit and Collections;

  •
  Completed over $2.8 billion of securitization transactions that replaced maturing or amortizing transactions totaling $1.98 billion;

  •
  Completed the sale of our interests in the Providian Master Trust to a subsidiary of JPMorgan Chase;

  •
  Entered into agreements to sell our United Kingdom and Argentina credit card businesses;

  •
  Agreed with our banking subsidiaries' regulators on the Capital Plan, described under "Our Capital Plan and Other Regulatory Matters," which provides a comprehensive plan and strategy for establishing and maintaining a strong capital position at our banking subsidiaries;

  •
  Announced that we were exploring the sale of a portfolio of higher risk credit card receivables totaling approximately $3 billion (the receivables currently under consideration, while still a multi-billion dollar portfolio, may total less than $3 billion);

  •
  Discontinued all new account marketing to the standard market segment, tightened credit line increases across all segments and selectively repriced loans that exhibit increased risk levels;

  •
  Shifted our business focus to seek a balanced mix of new business originated from both the middle and the prime market segments in order to achieve a more stable loan portfolio with more predictable earnings and lower, less volatile credit loss rates;

  •
  Closed our Henderson, Nevada operations facility, eliminating approximately 550 positions, and made additional workforce reductions of approximately 800 positions, which are expected to result in annualized cost savings of approximately $60 million;

Business Strategy And Marketing

              Our primary line of business is our credit card business, which generates consumer loans through Visa and MasterCard credit cards. As of December 31, 2001, we had $32.65 billion of managed loans outstanding, of which $12.97 billion were reported on our financial statements as loans and loans held for sale or securitization ("reported loans"), with the difference between managed and reported loans representing securitized loans. However, we expect completed, pending and other planned sales of assets to reduce managed loans outstanding by $8-12 billion during 2002. Please note that when we refer to "managed" loans or other "managed" data, we are using information that includes securitized loan balances, delinquencies and credit losses related to those loans, and related finance charge and fee income, even though those balances, delinquencies, losses, charges and income are not on our financial statements as a result of the way in which we treat securitizations under accounting principles generally accepted in the United States ("GAAP"). We believe that these numbers help facilitate the analysis of our business, but they are not GAAP compliant. For more information regarding managed financial information, please see "—Management's Discussion and Analysis of Financial Condition and Results of Operations—Introduction and Recent Developments—Managed Financial Information."

              Historical Focus.    We have historically focused on three market segments: the standard market segment (higher risk and generally underserved customers who might not ordinarily qualify for credit cards, including customers with past credit problems or limited credit history), the middle market segment (customers with credit typically superior to the standard market segment but typically inferior to platinum and prime market segment customers); and the platinum market segment (customers with generally good credit history).

              We previously included the standard segment in our strategic market focus because we believed that it offered substantial profit potential due to the higher rates and fees paid by customers within that segment. However, the standard segment also experienced the highest rates of default and credit losses, particularly in the face of general economic weakness. As a result, we have suspended all new account marketing to customers in the standard market segment. We also included the platinum market segment in our historic marketing focus. Customers within that segment were generally of higher credit quality than our standard and middle market segment customers, and loans originated within that segment experienced lower levels of delinquencies and credit losses.

              Refining our Focus.    As a result of asset quality problems in the standard market segment and the highest risk portions of the middle market segment, we have shifted our business strategy by reallocating our marketing efforts away from customers in those segments towards higher credit quality customers, including those in the prime market segment and all but the highest risk segments of the middle market.

              Our new management team brings with it substantial expertise and experience in serving the prime market segment. We plan to leverage this experience and expertise by targeting creditworthy prime customers who may be seeking credit cards with better terms or more attractive borrowing alternatives. These customers typically carry a number of cards and often have access to other loan products, but are seeking lower interest rates, higher credit lines, specific value-added enhancements, or some combination of these features. We will seek to attract prime customers with balance transfer promotions and risk-based pricing, and plan to use active ongoing customer management programs to enhance customer retention and card use. While this market segment is similar in composition to our old platinum market segment, our marketing approach will be more comprehensive than in the past, and will include more attractive products, pricing, and other features, as well as enhanced targeting.

              We will also continue to target creditworthy middle market segment consumers, who are often underserved by large, prime-oriented credit card issuers. In the middle market segment, we will focus on our historical competencies: specialized targeting and underwriting, risk based pricing, prudent and proactive credit line management, and strong collections. Furthermore, as middle market segment customers build their credit, we will be better able to accommodate their upward migration into the prime segment.

Portfolio Risk Management

              One of our core strengths has been, and we expect will continue to be, our use of proprietary targeting and credit scoring models to seek to identify profitable credit card customers across a broad spectrum of potential customers. These models have been effective in identifying the most creditworthy prospects within various market segments. We previously concluded that higher profitability existed in the higher risk market segments, due to lower levels of competition and our ability to adjust pricing upward to compensate for the higher credit risk inherent in these customers. We sought business from these higher risk customers by offering and extending credit line increases. However, as the economic environment deteriorated, the greater volatility of these higher risk segments resulted in high default and credit loss rates, and contributed significantly to our recent earnings problems.

              As a result of our recent experience, we are making the following changes to our portfolio and risk management strategies:

  •
  We have adopted a strategy focused on producing better products, superior customer targeting, dynamic risk-based pricing and active customer management that we anticipate will improve the risk characteristics of our managed loan portfolio;

  •
  We will continue to use internally generated risk technology and scoring models, but we will broaden our analytics to include widely accepted metrics devised by Fair Isaacs & Co. (FICO) and will also utilize other commercially available technologies and software where appropriate;

  •
  We have discontinued all new account marketing to the standard market segment;

  •
  We have tightened credit line increases in all segments, including increasing the period of time before customers are eligible for line increases;

  •
  We are reducing our reliance on fee-based line increases because our experience has shown that these line increase offers tended to attract a disproportionate number of higher risk customers; and

  •
  We are selectively repricing loans, increasing rates on accounts that have exhibited increased risk levels, and decreasing rates on accounts that are overpriced compared to competitive alternatives.

The Credit Process

              In general, the credit process for credit cards offered through direct mail and telemarketing channels generally begins with a "prescreening" review to identify consumers who are likely to be interested in and eligible for an account. Customers who respond are reviewed according to our credit and underwriting criteria. We establish pricing and credit limits based on the customer's credit profile and loan feature preferences and on our profitability and risk guidelines. After an account is opened, we monitor the customer's risk profile regularly and may adjust product features and/or pricing as the relationship evolves, in order to strengthen profitability and reduce loss exposure over time. In cases where the customer fails to comply with the account agreement, we may increase the interest rate. For higher risk customers, we may also reduce the credit line or close the account. We charge late fees, returned check fees and overlimit fees, and may charge other fees when appropriate, in accordance with the terms of the account agreement. Our account agreements reserve the right to change or terminate at any time any terms, conditions, services or features of the account (including increasing or decreasing finance charge rates, other fees and charges, or minimum payment requirements).

Collections

              Our collections methodologies use risk assessment and segmentation to determine when to contact a customer whose account balance has become past due, with an emphasis on early intervention. Arrangements may be made with customers to extend or change payment schedules. Collections activities commence when warranted under the account agreement and may continue after an account is charged off. For a discussion of our charge-off policy, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality."

              Given the increases in loss rates during 2001, we are also making significant efforts to enhance our collections platform. These efforts include optimizing the number of accounts per collector, for both early stage and late stage delinquencies, as well as reducing the level of outsourcing for late stage delinquent accounts. We have also optimized our auto dialer strategies in an effort to contact more customers and increase the overall dollars collected. We have refined our collections models by segmenting the early stage work and identifying the highest risk segments earlier in the delinquency cycle. When warranted, we apply a liquidation strategy by demanding full repayment of the total outstanding balance on an account rather than just the delinquent amount. We supplement our recovery efforts by selling charged-off assets as appropriate. We believe that these enhancements to our collections strategies will result in more effective collections.

Customer Satisfaction Program.

              In May 1999, we began an effort to become an industry leader in customer satisfaction. Toward that end, we developed a program that was designed to ensure clarity in product promotion, provide prompt responses to customer inquires, and increase customer satisfaction. The program includes regular independent research by Barry Leeds & Associates. Since initiating our customer satisfaction program, we have made changes in the areas of customer outreach, complaint handling, and direct mail practices, and on our website. Our customer satisfaction program was recognized in May 2001, when we received the Rochester Institute of Technology/USA TODAY Quality Cup for 2001, winning in the service category.

Funding And Liquidity

              Ensuring appropriate liquidity is, and will continue to be, at the forefront of our business strategy. Meeting this objective requires focusing on three principal areas:

  •
  Pursuing new securitizations;

  •
  Maintaining access to deposit funding (at reduced levels); and

  •
  Maintaining an appropriate level of cash, cash equivalents and other investments that may be readily converted to cash (we refer to this as our liquidity portfolio) to protect us during any temporary disruptions in liquidity.

              Securitizations are an integral part of our funding strategy and those of our industry competitors. Through securitizations, we have been able to obtain access to funding even though the deterioration of our financial performance and asset quality, and downgrades by credit rating agencies generally, have made our access to funding more difficult and more expensive. During December 2001, we completed securitization transactions totaling $2.83 billion that replaced maturing or amortizing transactions totaling $1.98 billion.

              In addition to securitizations, we have historically utilized deposit funding as one of our primary funding sources. We have typically utilized both dealer and direct certificates of deposit. With the sale of a portion of our portfolio and the discontinuation of new account marketing to the standard market segment, and in keeping with our commitments under the Capital Plan, we expect to reduce our reliance on deposit funding. Nonetheless, we intend to continue to issue both dealer and direct certificates of deposit, as well as money market deposit accounts, subject to the Capital Plan, which includes a planned reduction in insured deposit balances from just over $15 billion as of December 31, 2001 to just over $12 billion as of December 31, 2002. Because PNB was only "adequately capitalized" on a Call Report basis as of December 31, 2001, it was required to obtain a waiver from its banking regulator in order to accept brokered deposits. PNB received the required waiver in January 2002. The waiver allows PNB to continue to accept and renew brokered deposits, provided that it does not increase the level of brokered deposits above the amounts outstanding on January 30, 2002 or use the waiver to increase total deposits above their levels on that date. In addition, as long as PNB remains only "adequately capitalized" on a Call Report basis, it will be restricted from paying interest on deposits at a rate that exceeds the prevailing rate in its market by more than 75 basis points. See "—Our Capital Plan and Other Regulatory Matters," "—Supervision and Regulation Generally—Federal Deposit Insurance Corporation Improvement Act of 1991."

              We continue to maintain a substantial liquidity portfolio, which consists of cash and cash equivalents, federal funds sold and securities purchased under resale agreements, and available-for-sale investment securities. During the periods of volatility that we experienced in the second half of 2001, our liquidity portfolio fell from $5.36 billion on September 30, 2001 to $3.38 billion on December 31, 2001. As of February 28, 2002, our liquidity portfolio was $5.13 billion, which reflected cash proceeds from the sale of our interests in the Providian Master Trust.

Competition

              We compete against the full spectrum of credit card issuers, including issuers whose core business is credit cards, issuers who are subsidiaries of larger diversified financial services companies, and issuers who are regional and local banks. We expect to face more competition as we focus our marketing efforts on the lower risk portions of the middle market segment and on the prime segment.

Geographic Diversity

              The Company has no significant regional domestic or foreign concentrations of credit risk. Upon completion of the sale of our United Kingdom and Argentina operations, substantially all of our loans will be to customers in the United States.

Employees

              As of December 31, 2001, we had 12,808 employees and a total workforce, including temporaries and contract employees, of 12,870.

Other Products And Services

              In addition to our core credit card business, our E-commerce operations include certificates of deposit, money market accounts, and credit cards, and GetSmart.com, an online marketplace designed to match individual consumers seeking a specific product—such as a credit card, home loan or auto loan—with lenders offering those products. Our First Select business purchases and seeks to collect charged-off credit card accounts. We intend to de-emphasize these operations and may sell or wind them down in connection with our strategic initiatives.

Organizational Structure

              We operate principally through the following wholly owned subsidiaries:

              Providian National Bank. Headquartered in Tilton, New Hampshire, PNB is a national banking association organized under the laws of the United States and is a member of the Federal Deposit Insurance Corporation (the "FDIC"). PNB was originally organized as a state bank in 1853 and converted to a national bank charter in 1865.

              Providian Bank. Headquartered in Salt Lake City, Utah, PB is an industrial loan corporation organized under the laws of Utah and is a member of the FDIC. We expect to merge PB into PNB during the second quarter of 2002, subject to regulatory approval.

              Providian Bancorp Services. Headquartered in San Francisco, California, PBS provides legal and human resources support, accounting and finance services, data processing, loan and deposit processing, customer service, collections, and related services for our affiliates on a cost reimbursement basis. Pursuant to the Capital Plan, we plan to contribute the stock or assets of PBS to PNB.

OUR CAPITAL PLAN AND OTHER REGULATORY MATTERS

              Following the deterioration in our delinquency and credit loss experience announced last fall, we and our banking subsidiaries entered into certain regulatory agreements. In addition, our banking subsidiaries jointly submitted to their regulators a three-year capital plan, which was subsequently accepted by their regulators, that provides goals and strategies with respect to our banking subsidiaries' capital and liquidity positions (the "Capital Plan"). We and our banking subsidiaries are also subject to extensive banking-related supervision and regulation, as well as to numerous federal and state laws relating to consumer protection and privacy matters.

Our Regulatory Agreements

              On November 21, 2001, our banking subsidiaries entered into agreements with their regulators. Under those agreements, the boards of directors of PNB and PB each created a compliance committee responsible for ensuring, monitoring and coordinating the bank's compliance with and implementation of the agreements. Under the agreements, our banking subsidiaries agreed, among other things, that they would:

  •
  not declare or pay dividends, and not make any capital distributions, without obtaining the prior consent of their regulators;

  •
  develop growth restriction plans providing that they will cease accepting new accounts within the standard market segment, limit credit line increases within the standard market segment, generally impose appropriate limitations on new accounts and credit line increases in their other market segments, and increase total assets by no more than 2.5% in any fiscal quarter until their capital plans were accepted by the regulators;

  •
  review their allowances for credit losses for loans on their books and ensure that the banks maintain allowances consistent with regulatory requirements; and

  •
  prepare and submit the Capital Plan discussed below and enter into the capital assurances and liquidity maintenance agreements discussed below.

              Under the capital assurances and liquidity maintenance agreements that we entered into with each of our banking subsidiaries, we have agreed to provide certain capital and liquidity support. In particular, with respect to capital support, we have agreed to provide such capital to our banking subsidiaries as may be necessary from time to time to ensure that they achieve and maintain the capital ratios set forth in the Capital Plan and described in more detail below under "—Our Capital Plan." Our obligation under the agreements to provide capital and liquidity to our banking subsidiaries is, however, subject to our ability to retain funds to meet certain near-term cash obligations. Our obligations under the agreements will continue in effect unless terminated by mutual agreement between us and our banking subsidiaries, with our banking subsidiaries reserving the right to seek prior regulatory consent before terminating the agreements.

Our Capital Plan

              The Capital Plan provides a comprehensive strategy for maintaining a strong capital position at our banking subsidiaries. The business and operational strategies reflected in the Capital Plan include a focus on maintaining strong levels of liquidity while reducing reliance on insured deposits as a source of funding, maintaining strong credit loss reserves, improving the overall risk profile of our loan portfolio, maintaining an appropriate and measured level of growth, reducing overhead and related operating expenses, and achieving a more stable level of long term profitability. This strategy builds upon our pre-existing strategic initiatives, including the refocusing of our business on the middle market and prime market segments.

              Under the Capital Plan, our banking subsidiaries have committed to maintain "well capitalized" status as shown in their Call Reports beginning as of March 31, 2002 and to maintain "adequately capitalized" status on a Call Report basis until that date. In addition, PNB and PB, on a combined basis (and PNB, prior to a merger of PNB and PB), have committed to achieve, by March 31, 2002, a total risk-based capital ratio of at least 8% after applying increased risk weightings consistent with the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance") issued by the federal banking regulators in 2001. Based on current information, we expect PNB and PB to achieve their risk-based capital goals for March 31, 2002 under the Capital Plan, but we cannot assure you that they will do so. PNB and PB, on a combined basis, have further committed to achieve by June 30, 2003 a total risk-based capital ratio of at least 10% after applying the Subprime Guidance risk weightings.

              The Subprime Guidance calls for risk weightings for the purpose of computing capital ratios that exceed those otherwise required by current regulations to be applied to certain loans that fall within the "subprime" category as defined in the Subprime Guidance. Under the Subprime Guidance, these risk weightings are generally expected to fall within a range of 150% to 300% (for example, at a 300% risk weighting, a bank would have to hold three times the amount of capital that it would otherwise be required to hold against those loans). The Capital Plan utilizes a methodology for determining risk weightings that is intended to ensure that capital is maintained in an amount sufficient to reflect the risks associated with subprime loans. Under this methodology, our banking subsidiaries have segmented their standard and middle market loan portfolios into several categories differentiated by the banks' internal credit scores and historical and projected dollar charge-off rates and have applied various risk weightings to these segments. These risk weightings will be reviewed on a periodic basis and updated as necessary to take into consideration changes and expected changes in loan performance.

              Future capital ratios will depend on the level of internally generated capital as well as the level of loan growth and changes in loan mix. Growth in on-balance sheet receivables, combined with the growth in spread accounts relating to our securitizations, may result in the banks' total risk-based capital ratios, after applying the Subprime Guidance, falling below the 10% level in some future quarters. However, we expect that the recently completed sale of our interests in the Providian Master Trust and the completion of other strategic initiatives that are currently underway, as well as the generation of internal capital through the recognition of net income, will permit our banking subsidiaries, on a combined basis, to achieve a total risk based capital ratio of at least 10% after applying the Subprime Guidance risk weightings reflected in the Capital Plan before the required June 30, 2003 date. The Capital Plan also includes a number of contingency actions (including additional asset sales and equity initiatives) that would be pursued if necessary to meet the capital requirements established under the Plan.

              The Capital Plan identifies a number of strategies designed to meet the goals of the Plan, including:

              Balance Sheet and Liquidity Management.    We are committed to maintaining strong liquidity positions at our banking subsidiaries and reducing their reliance on insured deposit funding. In particular, we have been working aggressively, and will continue to work aggressively, to establish new securitization facilities. During December 2001, we completed securitization transactions totaling $2.83 billion that replaced maturing or amortizing transactions totaling $1.98 billion. We also intend to use a significant portion of the cash generated from our asset sales to reduce aggregate levels of deposit funding in a manner consistent with overall funding needs, while building and maintaining a strong liquidity position. As discussed in other parts of this Annual Report, we are continuing to explore the possible sale of a multi-billion dollar portfolio of higher risk credit card receivables as contemplated in our Capital Plan as a means of enhancing our liquidity position and reducing our reliance on insured deposits.

              Refocusing New Business.    We are committed to pursuing an account acquisition strategy appropriate to the current business environment. Our strategy is aimed at achieving a balanced mix of new loans originated from both the middle and prime market segments in order to achieve a more stable loan portfolio with more predictable earnings and lower, less volatile credit loss rates. Consistent with this focus and the requirements of the regulatory agreements, we have curtailed lending to higher risk borrowers, including suspension of account originations in the standard market segment, accelerated credit line decrease programs and cut back on credit line increase programs that carried higher risk.

              Capital Contributions and Related Matters.    Prior to submitting our Capital Plan, we contributed cash of $260 million to increase the regulatory capital of our banking subsidiaries. We also have committed to contributing either the stock or assets of PBS, which performs a variety of servicing activities (such as human resources, legal, accounting, data processing, customer service and collections) for us and our banking subsidiaries. This contribution will place all of the assets and property rights necessary to the ongoing operation of the banks into a bank operating subsidiary.

              Operational Matters.    After discussions with our regulators, we increased our total allowance for credit losses as of December 31, 2001 to $1.93 billion, or 16.76% of total on balance sheet loans, and increased our finance charge and fee valuation allowances to an aggregate amount of $505 million as of that date. For more information regarding our accounting policies, see "Overview of Significant Accounting Policies."

              In furtherance of these goals under the Capital Plan and consistent with our five-point plan, we have taken or are in the process of taking a number of actions, including:

              Sale of Our Interests in the Providian Master Trust to a Subsidiary of JPMorgan Chase.    This sale, completed on February 5, 2002, generated an after-tax gain of over $300 million after adjustments relating to loans held for sale, on cash proceeds of over $2.8 billion, and improved PNB's capital ratios.

              Sale of Our International Operations.    PNB has entered into an agreement to sell its United Kingdom business to a division of Barclays Bank PLC. This sale is expected to generate over $500 million in liquidity. We have also entered into an agreement to sell our Argentina operations to a local investor group in Argentina in a transaction that is expected to result in a modest gain, subject to currency fluctuations, after taking into consideration certain accounting charges discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Earnings Summary."

              Sale of Certain Higher Risk Receivables.    We announced in November 2001 our exploration of alternatives for the sale of a multi-billion dollar portfolio of higher risk credit card receivables. Most of these receivables were originated through marketing programs that have since been discontinued.

              Augmenting our Management Team.    Joseph Saunders joined us as President and Chief Executive Officer in November 2001. Mr. Saunders has more than 25 years of senior management experience in the retail financial services industry, and served most recently as the head of FleetBoston

Financial Corporation's credit card operations. We also added two highly experienced financial services executives in Susan Gleason (who joined as Vice Chairman, Operations and Systems) and Warren Wilcox (who joined as Vice Chairman, Marketing and Strategic Planning), and we named Jim Jones, formerly the president of our international operations, as Vice Chairman, Credit and Collections. We have also retained an executive search firm to assist us in identifying and recruiting a new chief financial officer.

              The Merger of Our Bank Subsidiaries.    On February 20, 2002, PB and PNB submitted to the Office of the Comptroller of the Currency ("Comptroller") an application for permission to merge PB with and into PNB. We expect the merger of PNB and PB, together with our contribution of PBS, to enhance operational efficiencies.

              Expense Reduction Efforts.    We closed our Henderson, Nevada facility in November 2001, eliminating approximately 550 positions, and we eliminated approximately 800 additional positions throughout our company in early January 2002. The facility closure and workforce reductions resulted in charges of $13 million in the fourth quarter of 2001 and $12.7 million in the first two months of 2002. We expect this aggregate 11% reduction in our work force to result in annualized cost savings of approximately $60 million.

              Suspension of Dividend Payments.    In November 2001 we announced that our board of directors had indefinitely suspended the payment of quarterly cash dividends on our common stock. Our banking subsidiaries have also suspended dividend payments to us pursuant to their regulatory agreements discussed above.

              We are strongly committed to the success of the Capital Plan, and we intend to take appropriate measures to ensure compliance with the commitments, strategies, restrictions and limitations contained in the Capital Plan. We believe that the strategies reflected in the Capital Plan will be significant in improving our financial position and rebuilding shareholder value.

Supervision and Regulation Generally

              Holding Company Status.    We are the holding company of PNB, which is a national banking association, and PB. However, we are not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Before 1987, PNB was a so-called "nonbank bank"; that is, it was not a "bank" under the BHCA because it did not both accept demand deposits and make commercial loans. The Competitive Equality Banking Act of 1987 ("CEBA") revised the definition of "bank" to include generally all FDIC-insured institutions. However, CEBA grandfathered the rights of companies that owned "nonbank banks" on March 5, 1987, allowing them to retain ownership of such nonbank banks without registering as a bank holding company, subject to certain restrictions. PB is not a "bank" as defined in the BHCA because it qualifies for an exemption under CEBA as an industrial loan corporation organized under the laws of Utah and acquired by us on or before August 10, 1987.

              The restrictions on CEBA-grandfathered banks were liberalized by the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). The GLB Act, which became law on November 12, 1999, repealed the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminated the BHCA's prohibition on insurance underwriting by bank holding companies. Under the GLB Act, PNB is permitted to engage in new activities, which it was not permitted to do under CEBA, so long as it does not both accept demand deposits and make commercial loans. The GLB Act also eased CEBA restrictions on PNB's ability to cross-market its products and services with the products and services of its affiliates. In addition, the GLB Act increased our ability to acquire the assets of additional insured depository institutions, effectively eliminating the CEBA restriction that prevented us from acquiring more than 5% of the assets of another insured depository institution. Our ability to take advantage of these opportunities is significantly limited by the written agreements between our banking subsidiaries and their regulators and by the Capital Plan.

              We could be required to register as a bank holding company under the BHCA if PNB ceases to observe the CEBA restrictions, as modified by the GLB Act, or if we or any of our affiliates acquires control of an additional insured depository institution (excluding exempt institutions such as credit card banks). If we were required to register as a bank holding company, we would be subject to the restrictions set forth in the BHCA. These restrictions, if they were to apply to us, would among other things limit our activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto, but would not be expected to have a material adverse effect on our business as currently conducted. We could voluntarily elect to become a financial holding company under the GLB Act if we met certain eligibility requirements. If we were to become a financial holding company, we would be permitted to engage in a broader range of activities than would be permitted if we were a bank holding company under the BHCA.

              Investment in Our Company and Our Subsidiary Banks.    Each of PNB and PB is an "insured depository institution" within the meaning of the Change in Bank Control Act of 1978 (the "CIBC Act"). Consequently, an individual or entity must obtain written approval of the applicable primary federal regulator before it may acquire "control" (as defined in the CIBC Act) of us. A change in control of PB would also require approval from the Utah Commissioner of Financial Institutions under the Utah Financial Institutions Act.

              For purposes of the BHCA, an individual or entity may not acquire "control" of us, and a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of our voting shares, without the prior written approval of the Federal Reserve Board. Our CEBA grandfather rights are nontransferable. Thus, if an individual or entity acquired "control" of us or if a bank holding company acquired ownership or control of more than 5% of our voting shares, we would be required to limit our activities and our non-banking subsidiaries' activities to those deemed by the Federal Reserve Board to be closely related to banking and a proper incident thereto. As noted above, however, if we became a financial holding company under the GLB Act, we would be permitted to engage in a more expansive list of activities than are permitted for bank holding companies under the BHCA.

              Dividends and Transfers of Funds.    A primary source of our funds is dividends from our banking subsidiaries. Federal law limits the extent to which PNB or PB can supply funds to us and our affiliates through dividends, loans or otherwise. These limitations include minimum regulatory capital requirements, restrictions concerning the payment of dividends, and Sections 23A and 23B of the Federal Reserve Act of 1913, as amended, governing transactions between a banking organization and its affiliates. In addition, PNB and PB are subject to federal regulatory oversight to assure safety and soundness. In general, federal banking laws prohibit an insured depository institution from making dividend distributions if such distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. PB is subject to similar Utah laws governing industrial loan corporations. See "—Capital Requirements." Under the agreements entered into by PNB and PB with their regulators and the terms of the Capital Plan, they may not declare or pay dividends without first receiving the consent of their regulators. See "—Our Regulatory Agreements" and "—Our Capital Plan."

              Capital Requirements.    PNB is subject to risk-based capital guidelines contained in regulations adopted by the Comptroller. PB is subject to risk-based capital guidelines contained in regulations adopted by the FDIC. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to several risk weighted categories. Higher levels of capital are required for the categories defined as representing greater risk.

              Under current banking regulations, institutions generally are required to maintain a minimum total risk-based capital ratio (total Tier 1 and Tier 2 capital to risk-weighted assets) of 8%, and a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 4%, which correspond to the minimum levels needed to be adequately capitalized. See "—Federal Deposit Insurance Corporation Improvement Act of 1991." These risk-based capital guidelines are subject to change by the applicable regulators and may be increased from time to time, generally or with respect to specific types of assets. The Comptroller and the FDIC have established guidelines prescribing a minimum "leverage ratio" (Tier 1 capital to adjusted total assets as specified in the guidelines) of 3% for institutions that meet certain criteria, including the requirement that they have the highest regulatory rating, and prescribing a minimum leverage ratio of 4% for institutions that do not meet the criteria. Institutions experiencing or anticipating significant growth are expected to maintain capital ratios well above the minimum.

              The Comptroller and the FDIC may, however, set higher capital requirements when an institution's particular circumstances warrant. As described in detail under "—Our Capital Plan," our banking subsidiaries have committed to apply risk weightings consistent with the Subprime Guidance on applicable segments of their loan portfolios and to achieve and maintain capital ratios exceeding the regulatory minimums otherwise applicable. For information regarding our capital ratios as of December 31, 2001, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy."

              In January 2001, the Basel Committee on Bank Supervision proposed revisions to the global risk-based capital rules set forth in the 1988 Basel Accord. The proposal modifies the Basel Committee's June 1999 proposal for a new capital adequacy framework for banks. If implemented, the new rules, among other changes, would replace the current risk weightings for most credit risks with a system based on external and internal ratings, and expose banks that securitize assets to a capital system also based on external and internal ratings. Changes in U.S. capital standards resulting from the Basel Committee's proposal are not expected before 2004. We are unable at this time to assess what impact, if any, this proposal may have on our business.

              Federal Deposit Insurance Corporation Improvement Act of 1991.    The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") expanded the powers of federal bank regulatory authorities to take corrective action with respect to banks that do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under regulations adopted by the Comptroller and the FDIC, an institution is generally considered to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater; "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and, generally, a leverage ratio of 4% or greater; and "undercapitalized" if it does not meet any of the "adequately capitalized" tests. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio under 3% and "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

              As of December 31, 2001, PNB met the regulatory requirements to be considered an "adequately capitalized" institution and PB met the requirements to be considered a "well capitalized" institution, each on a Call Report basis. An "adequately capitalized" institution is permitted to accept brokered deposits only if it receives a waiver from the FDIC and must limit the interest it pays on deposits to a rate that is not more than 75 basis points higher than the prevailing rate in its market for so long as it remains only "adequately capitalized." PNB applied for and received the required waiver, subject to limitations consistent with the Capital Plan. For additional information regarding limitations on PNB's ability to accept brokered deposits, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity." Under FDICIA, "undercapitalized" institutions cannot accept brokered deposits, are subject to growth limitations and must submit a capital restoration plan. "Significantly undercapitalized" institutions may be subject to a number of additional requirements and restrictions. "Critically undercapitalized" institutions are subject to appointment of a receiver or conservator and, beginning 60 days after becoming "critically undercapitalized," may not make any payment of principal or interest on their subordinated debt (subject to certain exceptions).

              FDICIA also required federal banking agencies to revise their risk-based capital standards to adequately address concentration of credit risk, interest rate risk and risk arising from non-traditional activities. The Comptroller and the FDIC have identified these risks and an institution's ability to manage them as important factors in assessing overall capital adequacy, but have not quantified them for use in formula-based capital calculations. The Comptroller and the FDIC have further revised their risk-based capital rules to address market risk. Financial institutions with 10% or more of total assets in trading activity or $1 billion or more in trading activity are required to use internal risk measurement models to calculate their capital exposure for market risk and to hold capital in support of that exposure. The level of our banking subsidiaries' trading activity is currently below these thresholds.

              Deposit Insurance Assessments.    Under the FDIC's risk-based insurance assessment system, each insured institution is placed in one of nine risk categories, based on its level of capital, supervisory evaluations, and other relevant information. The assessment rate applicable to PNB and PB depends in part on the risk assessment classification assigned to them by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. BIF-insured institutions such as PNB and PB are currently assessed premiums at an annual rate between 0% and 0.27% of eligible deposits. PNB and PB are also subject to assessments for payment of FICO bonds issued in the 1980s as part of the resolution of the problems of the savings and loan industry. The FICO assessment rate applicable to BIF-insured deposits is 0.0182% per annum for the first quarter of 2002 and may be adjusted quarterly to reflect a change in the assessment base for the BIF.

              Consumer Protection Laws.    The relationship of our lending subsidiaries and their customers is extensively regulated by federal and state consumer protection laws. The most significant laws include the Truth-in-Lending Act of 1968, Equal Credit Opportunity Act of 1974, Fair Credit Reporting Act of 1970, Truth-in-Savings Act of 1991, Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, unfair and deceptive practices acts of the various states in which we do business, Electronic Funds Transfer Act of 1978, the GLB Act, and Federal Trade Commission Act. These statutes, among other things, impose disclosure requirements when a consumer credit loan is advertised, when the account is opened and when monthly billing statements are sent. These statutes also limit the liability of credit card holders for unauthorized use, prohibit discriminatory practices in extending credit, impose limitations on the types of charges that may be assessed and on the use of consumer credit reports, regulate the privacy of consumer information, require disclosure of privacy policies, impose restrictions on the sharing of customer information among companies, and prohibit unfair and deceptive practices. Federal banking regulators have also issued guidance seeking to define and impose limitations on consumer lending practices, particularly at banks determined to have subprime lending programs.

              The National Bank Act of 1864 authorizes national banks to charge customers interest at the rates allowed by the laws of the state in which the bank is located, regardless of an inconsistent law of a state in which the bank's customers are located. PNB relies on this ability to "export" rates to facilitate its nationwide credit card business. State institutions such as PB enjoy a similar right under the Depository Institutions Deregulation and Monetary Control Act of 1980. In 1996, the United States Supreme Court held that late payment fees are "interest" and therefore can be "exported" under the National Bank Act, deferring to the Comptroller's interpretation that interest includes late payment fees, insufficient funds fees, overlimit fees and certain other fees and charges associated with consumer credit loans. This decision does not directly apply to state institutions such as PB. Although several courts have upheld the ability of state institutions to export certain types of fees, a number of lawsuits have been filed alleging that the laws of certain states prohibit the imposition of late fees. We are unable to predict the outcome of these cases or the effect of such outcome on PB's ability to impose certain fees.

              Legislative Developments.    The GLB Act repealed the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminated the BHCA's prohibition on insurance underwriting by bank holding companies. As a result, the GLB Act permits the affiliation of commercial banks, securities firms and insurance companies. See "—Holding Company Status" and "—Investment in Our Company and Our Subsidiary Banks."

              Regulations adopted by the federal banking agencies to implement the privacy provisions of the GLB Act took effect for all financial institutions on July 1, 2001. They require financial institutions to issue privacy policies and provide consumers with the opportunity to opt out of certain types of information sharing with unaffiliated third parties. The GLB Act also expressly permits the states to adopt more stringent privacy requirements. Some states have since adopted regulations imposing stricter limitations on information sharing and we are complying with them. Various states are continuing to consider enacting enhanced privacy requirements. At this still early stage, the nature and extent of any such additional privacy requirements, as they might be adopted, cannot be predicted. At the Federal level, consideration has been given to various proposals to limit the use of social security numbers by government and business. Neither the outcome of these proposals nor their impact on us, should they become law, can be predicted with any certainty.

              Over the last several years, legislation has been proposed in Congress to substantially revise the laws governing consumer bankruptcy. The U.S. House of Representatives and the U.S. Senate approved separate versions of new bankruptcy reform legislation in 2001, but the two versions were not reconciled in conference committee and the reform legislation was not enacted into law. In general, the bankruptcy reform legislation contains provisions intended to curb abuse in the current bankruptcy system, including a means test for consumer bankruptcy filings, and includes new requirements for consumer lending disclosures. We are not able to predict with any uncertainty whether the proposed bankruptcy reform legislation will be enacted.

              From time to time, members of Congress have introduced proposals for the regulatory restructuring of the financial services industry and the reform of the federal deposit insurance system, as well as legislation to impose a statutory cap on credit card interest rates and fees, legislation to require additional disclosures and prohibit certain practices with respect to open-ended credit plans and legislation designed to address abuses related to "predatory" lending. In recent years state legislatures have entertained similar proposals as well as others to expand consumer protection laws. Neither the outcome of these proposals nor their impact on us, should they become law, can be predicted with any certainty.

              See "Risk Factors—Changes in Government Policy and Regulation Can Negatively Affect our Results," "—We are Required to Act in Accordance with Our Capital Plan," "—We Could Be Required to Provide Support to Our Banking Subsidiaries" and "—Our Banking Subsidiaries' Regulators Can Impose Restrictions on Our Operations."

OVERVIEW OF SIGNIFICANT ACCOUNTING POLICIES

              Our financial statements are prepared in accordance with GAAP, which in some instances require complex judgments regarding the valuation of certain of our assets and liabilities. Additionally, these judgments include the use of estimates about the effect of matters that are inherently uncertain. Our accounting policies are described in detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 2 to our Consolidated Financial Statements, "Summary of Significant Accounting Policies." The following is an overview of our accounting policies that require significant judgment and estimation and which may materially impact earnings:

Finance Charge and Fee Revenue Recognition

              Loans receivable are comprised of customer purchase activities, cash advances and finance charges and fees receivable. We have historically recognized finance charges and fees receivable during the period when earned on an accrual basis rather than when collected. Those finance charges and fees receivable that were earned but subsequently written off due to bankruptcy, failure of the customer to meet the customer's payment obligations, or other factors were reversed against finance charge and fee income in the period written off. During 2000 and 2001, as a result of the deterioration in the underlying characteristics of our loan portfolio and increased loss experience, we adopted policies to minimize the difference in timing between accrual and subsequent reversal by accelerating the recognition of the estimated uncollectible portion of accrued finance charges and fees. These policies utilize projected credit loss rates applied to the loans outstanding by delinquency segment (current, 1-29 days past due, etc.) to calculate the amount of accrued finance charges and fees receivable that would not be paid. These estimated uncollectible amounts are recorded as valuation allowances and are deducted from loans receivable on our financial statements.

              In the fourth quarter of 2001, we increased our valuation allowances for the estimated uncollectible portion of finance charges and fees posted on customers' accounts in the total managed portfolio to an aggregate amount of $505 million. In connection with these increases, we recorded a charge of $303 million. This charge reflects the addition of valuation allowances for finance charges and fees associated with loans that are less than 90 days delinquent.

              Beginning in January 2002, we instituted a change to accrue only the estimated collectible portion of finance charges and fees posted to customer account balances. Accordingly, finance charge and fee income that we estimate will not be collected is not recognized as revenue or as an increase to loans receivable on our financial statements. We continue to utilize projected credit loss rates to estimate the uncollectible revenue as we did previously; therefore, the change is not expected to materially impact earnings or loans receivable. Also, as a result of this change, previously established valuation allowances for finance charge and fee income will be depleted during 2002 as credit losses we previously estimated are realized.

              We believe that our revised revenue recognition policies represent a conservative position in relation to the credit card industry as a whole. However, we believe that these policies are financially prudent in light of the deterioration in the underlying characteristics of our loan portfolio and increased loss experience.

Securitization Accounting and Related Estimates

              Securitization is the process of creating a pool of loans in a structured transaction and selling securities backed by the related cash flows. We securitize consumer loans in order to diversify funding sources and to manage our all-in cost of funds. We record our securitizations as sales for GAAP and for regulatory accounting purposes. At the time of sale, we receive the cash proceeds of the sale, and the securitized loans and related credit loss allowances are removed from our balance sheet. Various credit enhancements are employed in connection with securitizations (for example, subordinated interests, insurance, spread accounts and cash collateral accounts) so that the more senior classes of the securities will receive credit ratings that will allow them to be sold to third party investors. We continue to service the securitized loans and we receive servicing fees during the term of the transaction.

              At the time of sale, we record any retained interests at fair value. Retained interests include retained subordinated interests and interest-only strips receivable. Retained subordinated interests represent an interest subordinate to senior, investment-grade classes, but the right to receive any interest payable on a retained subordinated class remains senior to the right to receive excess servicing income. Excess servicing is the net positive cash flow from finance charges and fees generated by the securitized loans after deducting interest paid to investors, related credit losses, servicing fees and other transaction expenses. Interest-only strips receivable represent the present value of estimated excess servicing income during the period the securitized loans are projected to be outstanding.

              The valuation of a retained subordinated interest uses a bond discount valuation methodology that incorporates the repayment of the outstanding subordinated interest over time, market rates of expected interest income, and the credit risk of the underlying loans. The valuation of interest-only strips receivable requires projections of credit losses and repayment trends on the underlying assets. These factors are included in a discounted cash flow analysis to project the amount of excess servicing to be collected from the loans currently outstanding. If excess servicing falls below specified levels, securitization structures may require a portion of the cash flow to be used to fund cash reserve accounts (commonly referred to as "spread accounts") as an additional credit enhancement. The spread account balances are maintained until excess servicing improves or the securitization transaction terminates. We recognize the fair value of spread accounts through a discounted cash flow analysis based on projected amounts to be released from spread account balances.

              During the fourth quarter of 2001, we recorded a mark-to-market charge of $134 million related to the retained subordinated interests we recognized in connection with the securitization transactions we completed during that period. Had we not completed those securitizations in that quarter, a similar amount would have been established in the allowance for credit losses (which covers only our reported loans). As a result of changes in economic and performance expectations affecting the valuation of our retained interests in securitizations, we recorded an additional $164 million charge in the fourth quarter of 2001 related to retained subordinated interests for securitizations completed in prior periods.

Reserving and Charge-off Methodology

              With respect to principal balances on loans, our policy is to recognize losses on loans no later than 180 days after they become contractually past due. Also, we receive notifications of customers who have declared bankruptcy or have died and we batch and charge off those accounts once per month. Prior to June 2001, bankruptcy notifications were processed continually throughout the month. We maintain an allowance for credit losses to provide for the estimated probable net principal credit losses inherent in the loans receivable on our balance sheet. The calculation of the amount of the allowance requires an assessment of known and inherent risks in our portfolios.

              We establish our allowances for credit losses by analyzing historical credit loss trends including bankruptcy, delinquency and charge-off rates. We also consider factors such as general economic conditions, trends in loan portfolio volume and seasoning, and recent changes to loan review and underwriting procedures. We compare prior estimates of loss rates and amounts to actual performance, and we compare our lagged loss rates and loan coverage ratios (the allowance as a percentage of loans outstanding) to those of other credit card lenders. As a result of the allowance review process, we establish an allowance for credit losses that represents an estimate of the amount necessary to absorb future principal charge offs related to credit losses inherent in those loans currently outstanding.

              In the fourth quarter of 2001, the allowance for credit losses increased by $252 million to $1.93 billion as of year end. The change to the allowance during the quarter reflects the change in estimated losses inherent in loans outstanding, which increased from 10.47% in the third quarter to 12.23% in the fourth quarter, as well as continued uncertainty in the economic conditions that may impact our portfolios. The trend in our current credit loss rates is generally consistent with the Capital Plan, but we cannot assure you that we will not experience losses greater than those projected in the Capital Plan.

              We address credit losses related to finance charges and fees through the policies discussed under "—Finance Charge and Fee Revenue Recognition."

Accounting for Interest Rate Derivatives

              Because we are a financial institution, our assets are primarily interest-earning and the liabilities we incur to fund those assets are primarily interest-bearing. As a result, our earnings will be subject to the risk resulting from interest rate fluctuations. This interest rate risk will vary depending on the mix of fixed rate versus floating (variable) rate assets and liabilities and is affected by changes in the balances of interest-earning assets and interest-bearing liabilities through maturity, borrowing, repricing and repayment activity.

              In order to manage and reduce interest rate risk, we analyze various increasing and decreasing interest rate scenarios to measure and control exposure to interest rate changes. We estimate how customers and competitors will react to changes in market interest rates. Based on our analysis, we enter into interest rate derivative contracts, including interest rate swap and cap agreements with third parties. Interest rate swap agreements have the effect of converting assets or liabilities from a fixed rate to a floating rate or from a floating rate to fixed rate. Interest rate cap agreements have the effect of limiting the maximum interest rates payable on the corresponding portions of our funding. Payments made or received under interest rate derivative contracts are recorded as a component of net interest income or loan servicing income.

              We do not trade our derivative positions or use derivatives to speculate on interest rate movements. As required by Statement of Financial Accounting Standards ("SFAS") No. 133, we record the fair value of an interest rate derivative as an asset or liability (as appropriate) and offset that amount with a change in the fair value of the item being hedged. Derivative interest rate contracts resulted in an after-tax increase of less than $2 million to net income during 2001, including the gain on adoption of SFAS No. 133.

RISK FACTORS

We Have Recently Experienced and May Continue to Experience Increased Delinquencies and Credit Losses.

              The delinquency rate on our consumer loans and the rate at which our consumer loans are charged off as uncollectible (referred to as the credit loss rate) have both increased significantly in recent periods and are likely to continue to increase in future periods. Projected increases have been taken into consideration in our Capital Plan and in certain of the reserves and charges that we took in the fourth quarter of 2001, although actual increases could exceed projected increases. The factors contributing to these increases, and which may contribute to continued increases, are discussed below.

              Current economic conditions, which have been characterized by decreased growth, higher unemployment and general economic uncertainty, have contributed substantially to our credit loss rates as borrowers fail to make payments and, in some instances, seek protection under the bankruptcy laws. The impact of the current economic environment has been exacerbated by our lending to higher risk market segments, which include borrowers most significantly impacted by economic downturns and a sustained weak economy.

              The sale of our interests in the Providian Master Trust, which experienced lower loss rates than many of the loans in our remaining loan portfolio, will also result in a significant increase in our managed net credit loss rate going forward as the higher loss rate portfolios make up a greater percentage of our remaining managed loan portfolio.

              Due to our rapid growth in recent years, as of February 28, 2002, approximately 65.2% of our accounts (and 41.2% of our account balances) were less than twenty-four months old. As the average age of loan portfolios increase (referred to as "seasoning"), losses typically increase, but it is difficult at this time to predict our on-going level of losses likely to result from the seasoning of our loan portfolio. In addition, because growth of our total loan portfolio has slowed, both generally and as a result of our recent strategic initiatives, the more seasoned loans will constitute a greater percentage of our overall portfolio, and our overall managed net credit loss rates will rise.

              Although we have suspended new account marketing to customers in our highest risk standard market segment, and we are currently refocusing our business on the middle and prime market segments, any impact of these changes will be realized only over time, and we cannot assure you that these changes will reduce our credit loss and delinquency rates. Likewise, although we believe that expected increases in credit losses are appropriately considered in our reserves, actual credit losses may exceed our expectations.

We Face Reduced Funding Availability and Increased Funding Costs.

              We rely heavily on the securitization of credit card receivables and other external funding sources to fund our business. Recent downgrades in our credit ratings and the deterioration in our asset quality have reduced our access to funding and have resulted in higher funding costs and less favorable terms than were previously available to us. Future downgrades in our debt ratings or those of our banking subsidiaries, as well as further deterioration in our asset quality, could continue to negatively impact our funding capabilities. Economic, legal, regulatory, accounting and tax changes can also make future securitization and other sources of funding more difficult, less efficient, more expensive or unavailable.

              In addition to funding from securitizations, retail deposits have been a major source of funding for us. Our ability to attract retail deposits through the broker channel substantially diminished after our third quarter earnings announcement and the credit rating downgrades that followed. Our ability to attract deposits could be further diminished if we experience further rating downgrades or performance problems. Moreover, under our Capital Plan we have committed to reduce our reliance on insured deposits, and regulatory requirements could prohibit us from taking any deposits if our banking subsidiaries fail to meet regulatory capital requirements. In addition, our regulators could prohibit us from taking deposits even under circumstances where current regulations would not otherwise prohibit deposit taking. Our ability to raise funds through deposit taking could be further diminished if rates that we have to pay on deposits in order to attract deposit customers increase (for example, as a result of competition in the deposit market, or increased relative returns from potential alternative investments such as treasury securities).

              Although we intend to establish new securitization facilities and sell non-essential assets to generate cash to run our business, we cannot assure you that we will be able to do so. Competition for funding sources comes from a wide variety of institutions, many of which have more capital and other resources and higher credit ratings than we do. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity."

We Face Intense Competition.

              We face intense and increasingly aggressive competition from other consumer lenders in all of our product lines, particularly as lenders who have traditionally not competed in markets such as our middle market segment enter that market and as we refocus our business away from the highest risk market segments, which had less competition. Many of our competitors are substantially larger and have greater financial resources than we do, and customer loyalty is often limited. In addition, the GLB Act, which permits the affiliation of commercial banks, securities firms and insurance companies, may increase the number of competitors in the banking industry and the level of competition for banking products, including credit cards. We also compete to a lesser extent with products other than credit cards, such as smart cards and debit cards.

              Our competitors may take competitive actions such as offering lower interest rates and fees, larger credit lines, and incentives to customers to use our competitors' credit cards and other products and/or transfer existing balances to our competitors' credit cards. These and other competitive practices could result in decreases in account and balance growth, the loss of existing customers and/or reductions in account balances, increased customer acquisition costs, and reductions in the finance charges and fees that we charge.

Interest Rate Fluctuations Can Hurt Our Profitability.

              We borrow money from institutions and depositors in order to lend money to our customers. The difference between the rates we pay to borrow money and the rates we earn on the loans we make to our customers (the "spread") affects our earnings and the value of our assets and liabilities. Accordingly, our business is highly sensitive to interest rate movements that affect this spread. If the interest rates we pay on our deposits and borrowings increase to a greater extent than the rates our customers pay to us, or if the interest rates that we charge customers are reduced (as a result of competition or otherwise) to a greater extent than the interest rates we pay on our deposits and borrowings, our profits could be negatively affected.

              We may seek to reprice the rates that we charge our customers in order to limit changes in the spread between the rates at which we borrow and lend money. However, these actions could result in customers using our credit cards less frequently, carrying smaller balances or looking to other credit sources, which could negatively impact our earnings as accounts and account balances decrease. See "—Fluctuations in Our Accounts and Account Balances Will Affect Our Financial Results."

              We also seek to manage the risk of interest rate fluctuations through financial instruments and other techniques. However, these instruments and techniques may not be successful, and we might not be able to protect against certain risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset/Liability Risk Management."

Our Financial Results Could Be Hurt by Fluctuations in Our Interests in Securitizations.

              In connection with our securitizations, we retain certain interests in the assets included in the securitization, including retained subordinated interests, spread accounts and other residual interests (these interests are described in greater detail under "Management's Discussion And Analysis of Financial Condition and Results of Operations—Managed Consumer Loan Portfolio and the Impact of Securitization"). The income earned from these interests depends on many factors not within our control, including the performance of the securitized loans, interest paid to the holders of securitization securities, credit losses, and transaction expenses. The value of our interests in the securitizations will vary over time as the amount of receivables in the securitized pool and the performance of those loans fluctuate. The performance of the loans included in our securitizations is subject to the same risks and uncertainties that affect the loans that we have not securitized, including, among others, increased delinquencies and credit losses, economic downturns and social factors, interest rate fluctuations, changes in government policies and regulations, competition, expenses, dependence upon third party vendors, fluctuations in accounts and account balances, and industry risks.

Our Growth Rate Will Change.

              Our credit card portfolios have grown rapidly over the last few years, and that growth has been a major contributor to our growth in earnings. However, in accordance with our five-point plan announced in October 2001, as well as the Capital Plan and the written agreements entered into with our banking subsidiaries' regulators, we have suspended new account marketing to our standard market segment, tightened credit line increases across all segments, and selectively repriced loans that exhibited increased risk levels. In addition, under our Capital Plan, we have committed to reduce lending to the highest risk customers within the middle market segment. We are also exiting our international operations.

              We cannot assure you that we will be able to retain existing customers or attract new customers, or that we will be able to increase account balances for new and existing customers. Many factors could adversely affect our ability to retain existing customers and attract new customers, and to grow account balances for new and existing customers. These factors include general economic factors, competition, higher unemployment, our marketing initiatives, negative press reports regarding our company, the general interest rate environment, our ability to retain and recruit experienced management and operations personnel, the availability of funding, and delinquency and credit loss rates.

              Another important contributor to our growth and earnings has been the development and expansion of cardholder service products. If we are unable to implement new products and features, our ability to grow will be negatively impacted. In addition, aggregate sales of cardholder service products cannot continue at historical levels as growth in accounts and account balances decline, and sales of these products on a per customer basis is not expected to continue at historical levels.

Fluctuations in Our Accounts and Account Balances Will Affect Our Financial Results.

              Our accounts and account balances fluctuate from time to time. Fluctuations can be caused by, among other things, our marketing initiatives, competition, the economy, consumer payment and spending patterns, delinquencies and charge-offs, and the rate at which our business grows.

              All other factors being equal, reduced loan balances will reduce earnings because the finance charges that accrue on the loans we make to our customers are based on a percentage of the applicable outstanding loan balance. In addition, lower loan balances may result in fewer customers who use our cardholder service products and thereby generate income for us. Accordingly, lower loan balances will result in reduced aggregate income from finance charges, fees and other charges.

Our Strategic Initiatives Could Adversely Affect Our Financial Results.

              We have been very active in executing on our strategic initiatives, including the five-point plan announced last October, the initiatives undertaken in connection with our Capital Plan, and other efforts to refocus our business. These activities, including the sale of our interests in the Providian Master Trust, the pending sales of our international businesses, reductions in marketing activities, tightening of credit line increases, the closing of the Henderson, Nevada operations facility, workforce reductions, and increased reserves, as well as certain extraordinary charges associated with those actions, have substantially changed the scope of our business and operations, have significantly impacted our financial results, and may continue to adversely affect certain of our financial results. For example, the sale of our interests in the Providian Master Trust, which contained loans with lower credit loss rates relative to our remaining portfolio, will cause our overall managed credit loss rates to increase. In addition, by focusing on the middle market and prime segments, we will be focusing on a market that is more competitive and generates lower returns on assets because of lower interest rates, late fees, sales of cardholder service products, and other fees and charges within those segments.

We May Not be Able to Successfully Complete our Strategic Initiatives.

              Although we are proud of the success we have had to date in implementing our strategic initiatives, we may not be able to complete our efforts to refocus the business and maintain our capital and liquidity positions. Among other things, we may not be able to complete the asset sales contemplated by our strategic initiatives, including the sale of our international businesses, and the sale of a multi-billion dollar portfolio of higher risk receivables. The failure to successfully execute these strategic initiatives could have a material adverse effect on our financial results. Among other things, the failure to successfully complete our strategic initiatives could result in our inability to achieve our goals under the Capital Plan (see "—We are Required to Operate in Accordance with Our Capital Plan") and could result in continued performance and asset quality problems.

Changes in Government Policy and Regulation Can Negatively Affect our Results.

              Federal and state laws significantly limit the types of activities in which we may engage through our banking subsidiaries and the manner and terms on which we may offer, extend, manage and collect loans. Congress, the states and other governmental bodies in the jurisdictions in which we operate may enact new laws and regulations, or amend existing laws and regulations, relating to consumer protection, debtor relief, collection activities, and consumer privacy. Such laws and regulations could make it more difficult or expensive for us to make or collect our loans and could also limit the finance charges and fees that we may charge our customers or impose new disclosure requirements relating to pricing and other terms. In addition, failure to comply with laws and regulations could result in lawsuits, public relations problems and increased regulatory scrutiny, and might require us to pay substantial settlement costs, damages or penalties. As a result, new laws or regulations or changes in existing laws or regulations could hurt our financial results. Changes in government fiscal or monetary policies, including changes in capital requirements and our rate of taxation, could also hurt our financial results.

We Are Required to Operate in Accordance with Our Capital Plan.

              We have entered into the regulatory agreements and the Capital Plan described under "Our Capital Plan and Other Regulatory Matters," and our banking subsidiaries are generally under close scrutiny by their regulators.

              Among other things, the Capital Plan requires our banking subsidiaries to maintain well-capitalized status as shown in their Call Reports beginning with the Call Report for the first quarter of 2002. In addition, it requires PNB and PB, on a combined basis (and PNB, prior to a merger of PNB and PB), to achieve and maintain total risk-based capital ratios, after applying the Subprime Guidance risk weightings, of at least 8% by March 31, 2002 and at least 10% by June 30, 2003. The Capital Plan reflects certain actions that we will need to take in order to meet the requirements of the Capital Plan, including the sale or restructuring of certain lines of business. Our capital ratios could fall below the levels required under the Plan if our assets grow faster than projected, if we are unable to complete certain of the strategic actions contemplated by the Plan, or as a result of other factors beyond our control, such as greater than expected credit losses.

              If we fail to adhere to the Capital Plan, our banking subsidiaries will face significant restrictions on growth and operating activities. Ultimately, if we fail to adhere to our regulatory agreements or the requirements of the Capital Plan, the regulators could order our banking subsidiaries to cease deposit taking and lending activities, and they could also assess civil money penalties, initiate proceedings to terminate deposit insurance, and assume control of our banking subsidiaries.

We Could be Required to Provide Support to Our Banking Subsidiaries.

              Under our regulatory agreements and the Capital Plan, we could be required to contribute capital or otherwise provide support to our banking subsidiaries in order to maintain or meet their capital and liquidity needs. Providing support to our banking subsidiaries would limit our ability to expend funds at the holding company level. We provided support to our banking subsidiaries in the fourth quarter of 2001, prior to acceptance of the Capital Plan, by contributing cash of $260 million to them. In addition, we may determine to undertake capital raising strategies, such as equity offerings, in order to raise capital to contribute to our banking subsidiaries or otherwise to support our operations. These strategies could adversely affect our financial results and/or stock price for a variety of reasons, including dilution to existing equity holders.

Our Banking Subsidiaries' Regulators Can Impose Restrictions on Our Operations.

              Our banking subsidiaries' regulators have broad discretion to issue or revise regulations, or to issue guidance, that may significantly affect us, our banking subsidiaries or the way we conduct our business. For example, the banking regulators have issued guidelines governing subprime lending activities that require financial institutions engaged in subprime lending (including our banking subsidiaries) to carry higher levels of capital and/or credit loss reserves. In addition, our banking subsidiaries' regulators have imposed on us the restrictions discussed under "Our Capital Plan and Other Regulatory Matters," and could impose further restrictions on our business, or increase existing restrictions. Any new or more restrictive requirements could include, among others, restrictions relating to: minimum regulatory capital levels; deposit taking and rates; extensions of credit; strategic acquisitions and asset growth; underwriting criteria and accounting policies and practices (including increases in allowances for credit losses, acceleration of loss recognition for finance charges and fees, and modifications to securitization accounting practices); enhanced scrutiny and consent requirements relating to our business plans and liquidity management; submission of special periodic regulatory reports; and additional supervisory actions or sanctions under applicable Prompt Corrective Action guidelines and other applicable laws and regulations.

              Any new or more restrictive requirements could hurt our financial results, limit our growth prospects, reduce our returns on capital and/or require us to raise additional capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy."

We Could Experience a Change in the Status of Our Securitizations.

              When we securitize our consumer loans, we record the securitizations as sales for GAAP and for regulatory accounting purposes. At the time of sale, we receive the cash proceeds of the sale and the securitized loans and related credit loss allowances are removed from our balance sheet. Under certain circumstances, this accounting treatment could be reversed, resulting in the return of the securitized loans and related credit loss allowances to our balance sheet, which would have a negative impact on our regulatory capital and ability to fund ongoing operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Managed Consumer Loan Portfolio and Impact of Securitization."

              During the revolving period of a securitization, no principal payments are made to the investors. Instead, monthly principal payments received on the securitized loans are used to purchase replacement loans receivable. However, certain events, such as a deterioration in the performance of our securitized receivables, deterioration in our financial condition, downgrades in credit ratings, or certain breaches of representations, warranties or covenants that we make in the documentation relating to our securitizations, could each result in early amortization of our securitization transactions. If an early amortization event occurs, the seller's interest with respect to the affected series will increase. As the seller's interest increases, we would be required to increase our provisions for credit losses and may be required to maintain additional regulatory capital, each of which could negatively impact our financial results and liquidity. Our recently completed securitization transactions contain terms that are less favorable than those contained in our past securitization transactions, including increased subordination levels and early amortization events relating to credit ratings, regulatory capital, and early amortization of our other securitization transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Managed Consumer Loan Portfolio and Impact of Securitization."

              In addition, banks that securitize assets, including our banking subsidiaries, are required to hold risk-based capital for assets sold with recourse, even if those assets have been removed from the bank's balance sheet. For regulatory purposes, "recourse" is an arrangement in which a bank sells assets but retains a risk of credit loss that exceeds a pro rata share of the bank's interest in the sold assets. Recourse can be either contractual or implicit. Implicit recourse can exist when, for example, a bank takes actions to improve the credit quality or market value of an asset-backed security subsequent to the sale of the related assets. Although our banking subsidiaries' regulators have not asserted that implicit recourse exists with respect to our securitization transactions, there could be negative consequences if our regulators were to determine that any of our securitization transactions involved implicit recourse. For example, we could be required to maintain additional regulatory capital and establish credit loss reserves for the previously securitized receivables which would return to our balance sheet. This in turn could lead to a breach of our commitments under the Capital Plan.

Economic Downturns and Consumer Behavior Could Negatively Affect Our Financial Results.

              In addition to increases in delinquencies and credit losses, economic downturns and recessions could cause a reduction in consumer demand and spending. Numerous social factors also affect credit card use, payment patterns and the rate of defaults by accountholders. These social factors include changes in consumer confidence levels, the public's perception of the use of credit cards, and changing attitudes about incurring debt and the stigma of personal bankruptcy. If accountholders carry reduced balances because of economic downturns or recessions, finance charge and fee income could decline, and our financial performance could be negatively affected.

We Are Dependent Upon Our Management and Operations Personnel.

              Our growth and profitability depend in part on our key management and operations personnel. If we are not able to retain our key personnel or attract new key personnel, or if we are unable to attract and retain capable employees generally, our operations and financial results will be negatively affected.

We Face Potential Fluctuations in Expenses that Could Hurt Our Profitability.

              Our profitability depends in part on our ability to maintain and develop the systems necessary to operate our business and control the rate of growth of our expenses. As part of our strategic initiatives, we have taken actions, such as workforce reductions, to reduce expenses and streamline operations. However, as our business develops or changes, additional expenses can arise, including expenses from structural reorganizations, reevaluation of business strategies, product development, and increased funding costs. Expenses related to defending against legal proceedings and other legal and administrative costs could also increase. In addition, some of our expenses are fixed costs and cannot be reduced. These fixed costs will represent a larger portion of our total expenses as our size decreases as a result of asset sales and changes to our business focus. This relative increase, all else being equal, will hurt our profit margins.

Legal Proceedings and Related Costs Could Negatively Affect Our Financial Results.

              Since the announcement of our third quarter 2001 results, a number of new lawsuits have been filed against us alleging that we and/or certain of our directors and executive officers have made false and misleading statements or engaged in improper insider trading. Other cases have been filed against us claiming damages arising out of our alleged failure to diversify our 401(k) Plan's stock holdings. We face the risk of other governmental proceedings and litigation, including class action lawsuits, challenging our product terms, rates, disclosures, collections or other practices, under state and federal consumer protection statutes and other laws, as well as actions relating to federal securities laws. In particular, state attorneys general and other government prosecutors have shown an increased interest in the enforcement of consumer protection laws, including laws relating to subprime lending and predatory lending practices, and privacy. We face the potential of litigation and compliance costs and may from time to time be required to change specific business practices, depending on the outcome of such litigation and other legal proceedings. Litigation and other proceedings, including litigation and other proceedings currently affecting us, may result in changes to specific business practices or the adoption of business practices different from our competitors', as well as payment of settlement costs, damages, and in some cases penalties, which will affect our financial results. See "Legal Proceedings."

The Dispute between MasterCard, Visa and the U.S. Justice Department Could Have an Adverse Impact on Our Operations and Financial Results.

              In October 1998, the U.S. Justice Department filed a complaint against MasterCard International Incorporated, Visa U.S.A. Inc. and Visa International, Inc., asserting that duality (the overlapping ownership and control of both the MasterCard and Visa associations by the same group of banks) restrains competition between Visa and MasterCard, in violation of the antitrust laws, in the market for general purpose credit card products and networks. The government sought relief that only member banks "dedicated" to one association be permitted to participate in the governance of that association. In addition, the complaint challenged the rules adopted by both MasterCard and Visa that restrict member banks from joining American Express, Discover/Novus or other competing networks. The case was tried in the summer of 2000 and the trial court announced its decision in October 2001. The trial judge ruled in the associations' favor on the duality claim, but against the associations on the competing networks claim. Enforcement of the competing networks claim has been stayed pending appeal, a process that is expected to take two years or more.

              Neither the ultimate outcome of this litigation nor its effect on the competitive environment in the credit card industry if the associations' appeal is unsuccessful can be predicted with any certainty. However, it is possible that the outcome of this litigation could negatively impact our operations and financial results in ways that we cannot currently predict.

We Rely on a Number of Third Party Vendors and Service Providers in the Operation of Our Business.

              Our business depends on a number of third parties, including telemarketing and data processing providers, independent rating agencies (such as Standard & Poor's and Moody's Investors Service) who rate our securitizations, providers of credit enhancement, insurance, and liquidity in connection with our securitizations, nationwide credit bureaus, postal and telephone service providers, public utilities, bankcard associations, cardholder service providers and transaction processing service providers. Problems with any of these relationships or disruption in one or more of these services could hurt our operations.

Other Industry Risks Could Affect our Financial Performance.

              We face many industry risks that could negatively affect our financial performance. For example, we face the risk of fraud by accountholders and third parties, as well as the risk that increased criticism from consumer advocates and the media could hurt consumer acceptance of our products. In addition, the financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions and failures may interrupt or delay our ability to provide services to our customers. In particular, we face technological challenges in the developing online credit card and financial services market. We also face potential claims relating to the proprietary nature of widely used technology, such as smart cards and call center technology. The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in certain of our products and services. Security breaches, acts of vandalism, and developments in computer capabilities could result in a compromise or breach of the technology we use to protect customer transaction data. Consumers generally are concerned with security breaches and privacy on the Internet, and Congress or individual states could enact new laws regulating the electronic commerce market that could adversely affect us.

PROPERTIES

              We lease our executive offices at 201 Mission Street, San Francisco, California, currently totaling approximately 63,000 square feet. The current lease term expires on November 30, 2006. We own our processing centers at 4900, 4920, 4940, 5020 and 5040 Johnson Drive, Pleasanton, California, totaling approximately 282,000 square feet. PNB owns its headquarters office which is located at 295 Main Street, Tilton, New Hampshire, has branches located at 44 Main Street, Belmont, New Hampshire and 16-18 Monument, London, England, which are leased. PB's offices, which are leased, are located at 5215 Wiley Post Way, Salt Lake City, Utah. GetSmart.com, Inc.'s offices are located at 123 Mission Street, San Francisco, California. In Argentina, Providian Financial S.A. leases office space in Buenos Aires at Hipolito Irigoyen 900 and at Florida 200.

              Significant operations centers and other properties are located at the following leased premises: 150 Spear Street, San Francisco, California (80,000 square feet); 123 Mission Street, San Francisco, California (90,000 square feet); 2700 Gateway Oaks Drive, Sacramento, California (91,000 square feet); 1333 Broadway, Oakland, California (144,000 square feet); 425, 427, 431 and 435 Executive Court North, Fairfield, California (58,000 square feet); 324 Campus Lane, Fairfield, California (15,000 square feet); 4460 Rosewood Drive, Pleasanton, California (108,000 square feet); 3801 South Collins Boulevard, Arlington, Texas (239,000 square feet); 4300 Centerview, San Antonio, Texas (94,000 square feet); 6500 Tracor Lane, Austin, Texas (66,000 square feet); 1440 Goodyear Drive, El Paso, Texas (126,0000 square feet); 53 and 54 Regional Drive, Concord, New Hampshire (28,000 square feet); 1531 and 1600 Ormsby Road, Louisville, Kentucky 90,000 square feet); and 25 High Street, Crawley, England (42,000 square feet).

              For information regarding rental payments, see Note 9 to Consolidated Financial Statements.

LEGAL PROCEEDINGS

              Following our third quarter earnings announcements in October 2001, a number of lawsuits were filed. These include Rule 10b-5 securities class actions filed in the District Court for the Northern District of California against us and certain of our executive officers and/or directors. These actions allege that we and certain of our officers made false and misleading statements concerning our operations and prospects for the second and third quarters of 2001, in violation of federal securities laws. The actions generally define the putative class as persons who acquired our stock between June 6 and October 18, 2001, and they seek damages, interest, costs and attorneys' fees. The actions have been consolidated, and no responsive pleading has been filed.

              In addition, two shareholder derivative actions dated December 2001 and January 2002 were filed in California state court in San Francisco. These actions generally seek redress against the members of our board of directors and certain executive officers and allege breach of fiduciary duty, gross negligence, breach of contract and violation of state insider trading law. The complaints seek damages (in our name and to be awarded to us), attorneys fees and other relief. No responsive pleading has been filed.

              Beginning in December 2001, several class action complaints were filed in the District Court for the Northern District of California against us and/or certain of our executive officers and directors regarding our 401(k) plan ("the Plan"). The purported class generally comprises all persons who have participated in the Plan since as early as January 1, 2000. The complaints allege, among other things, that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act by encouraging participants to invest in our common stock, and restricting sales of our common stock held under the Plan, at a time when our common stock was an unsuitable Plan investment. The complaints seek compensatory and punitive damages, attorneys' fees and other relief. No responsive pleading has been filed.

              In other matters, we reached settlements in June 2000 with the San Francisco District Attorney, the California Attorney General and the Connecticut Attorney General, and PNB reached a settlement with the Comptroller, regarding alleged unfair and deceptive business practices. Under these settlements, we and certain of our subsidiaries, including PNB, agreed to make certain changes to our business practices and to pay restitution to customers, which resulted in a charge to earnings in 2000. As part of the settlements, PNB stipulated to the issuance by the Comptroller of a Consent Order obligating PNB to make such changes and we and certain of our subsidiaries stipulated to the entry of a judgment and the issuance of a permanent injunction effecting the terms of the settlement.

              In December 2000, we reached an agreement to settle state and federal lawsuits alleging unfair and deceptive business practices that had been filed against us and our subsidiaries, beginning in May 1999, by current and former customers of our banking subsidiaries. Under the settlement, we and certain of our subsidiaries, including PNB, agreed to make payments to customers, which resulted in a charge to our 2000 earnings, and agreed to injunctive relief incorporating the same business practice changes included in our settlements with the Comptroller, the San Francisco District Attorney and the California and Connecticut Attorney Generals. The lawsuits covered by the settlement consist of: a consolidated putative class action lawsuit (In re Providian Credit Card Litigation) (the "Consolidated Action") that was filed in August 1999 in California state court in San Francisco against us, PNB and certain other of our subsidiaries; similar actions filed in other California counties that were transferred to San Francisco County and coordinated with the Consolidated Action; and several putative class actions, containing substantially the same allegations as those alleged in the Consolidated Action, that were filed in federal courts (the "Multidistrict Action") and transferred to the Eastern District of Pennsylvania. The settlement received final state court approval in November 2001, and the

Multidistrict Action was dismissed on March 14, 2002. Approximately 6,400 class members opted out of participation in the settlement.

              Two other class actions are pending in state courts in Cook County, Illinois, and Bullock County, Alabama. These other state actions also contain substantially the same claims as those alleged in the Consolidated Action. These actions were not consolidated with the Consolidated Action and are proceeding separately. A class has been certified in the Bullock County, Alabama action and we have noticed our appeal. A motion to dismiss the Cook County, Illinois action has been granted with prejudice, and the plaintiff has filed an appeal. Both of these actions include purported class members who are also members of the settlement class in the Consolidated Action. We believe that their claims have been released pursuant to the final judgment in the Consolidated Action.

              In February 2002, we reached an agreement to settle a putative class action (In re Providian Securities Litigation), which is a consolidation of complaints filed in the United States District Court for the Eastern District of New York in June 1999 and transferred to the Eastern District of Pennsylvania, and arises out of alleged unfair business practices similar to the ones at issue in the Multidistrict Action and the Consolidated Action. The complaints allege, in general, that we and certain of our executive officers made false and misleading statements in violation of the federal securities laws concerning our future prospects and financial results. The putative class, which is alleged to have acquired our stock between January 15, 1999 and May 26, 1999, seeks damages in an unspecified amount, in addition to pre-judgment and post-judgment interest, costs and attorneys' fees. The settlement, which is pending court approval, totals $38 million and is expected to be funded by our insurance carriers.

              Two shareholder derivative actions were filed in June and July 2000 in California state court in San Francisco and, in December 2000, a shareholder derivative lawsuit was filed in Delaware state court. These actions seek redress against the members of our board of directors and certain executive officers and allege breach of fiduciary duty and corporate waste arising out of alleged unfair business practices similar to the ones at issue in the Multidistrict Action and the Consolidated Action. These actions have also been consolidated, and the defendants have a motion to dismiss pending.

              In February 2001, we were named as a defendant in a consumer class action suit entitled Ross v. VISA, U.S.A., Inc., et al., which was filed in the United States District Court for the Eastern District of Pennsylvania against VISA, MasterCard and a number of credit card issuing banks. The suit alleges that uniform foreign currency surcharges allegedly imposed by the defendants are the result of a conspiracy in restraint of trade and violate the federal antitrust laws, and that the defendant banks failed to separately identify these surcharges to their customers on their monthly statements in violation of the federal Truth-in-Lending Act. A number of similar lawsuits have since been filed in California and New York. In August 2001, the Federal Judicial Panel on Multidistrict Litigation transferred all of these cases to the Southern District of New York. In January 2001, the plaintiffs filed an Amended Consolidated Complaint. No responsive pleading has been filed. On March 21, 2002, we filed a motion to dismiss the consolidated action.

              In addition, we are commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of our activities.

              Due to the uncertainties of litigation, we cannot assure you that we will prevail on all claims made against us in the lawsuits that we currently face or that additional proceedings will not be brought. While we believe that we have substantive defenses in the actions described in the paragraphs above and we intend to defend those actions vigorously, we cannot predict the ultimate outcome or the potential future impact on us of such actions. We do not presently expect any of these actions to have a material adverse effect on our financial condition or results of operations, but we cannot assure you that they will not have such an effect.

QUARTERLY AND COMMON STOCK DATA

SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in thousands, except per share data)	March 31	June 30	September 30	December 31
2001
Interest income	$711,989	$691,162	$644,889	$539,674
Interest expense	224,268	233,388	246,205	230,448
Net interest income	487,721	457,774	398,684	309,226
Provision for credit losses	411,595	369,316	549,923	683,508
Non-interest income	872,649	894,607	857,397	317,540
Non-interest expense	559,485	581,381	610,073	596,570
Income before income taxes	389,290	401,684	96,085	(653,312)
Income from continuing operations	$235,534	$243,005	$58,131	$(395,253)
Loss from discontinued operations – net of related taxes	(6,916)	(10,645)	(14,792)	(85,918)
Extraordinary item extinguishment of debt – net of related taxes	-	-	13,905	-
Cumulative effect of change in accounting principle – net of related taxes	1,846	-	-	-
Net Income	$230,464	$232,360	$57,244	$(481,171)
Earnings per common share – basic:
Income from continuing operations	$0.83	$0.85	$0.20	$(1.39)
Loss from discontinued operations – net of related taxes	(0.03)	(0.03)	(0.05)	(0.31)
Extraordinary item extinguishment of debt – net of related taxes	-	-	0.05	-
Cumulative effect of change in accounting principle – net of related taxes	0.01	-	-	-
Net Income	$0.81	$0.82	$0.20	$(1.70)
Earnings per common share – assuming dilution (1):
Income from continuing operations	$0.80	$0.82	$0.20	$(1.39)
Loss from discontinued operations – net of related taxes	(0.03)	(0.03)	(0.05)	(0.31)
Extraordinary item extinguishment of debt – net of related taxes	-	-	0.05	-
Cumulative effect of change in accounting principle – net of related taxes	0.01	-	-	-
Net Income	$0.78	$0.79	$0.20	$(1.70)
Weighted average common shares outstanding – basic (000)	284,794	284,602	283,864	283,402
Weighted average common shares outstanding – assuming dilution (000)	298,042	297,601	294,965	283,402
2000(2)
Interest income	$626,758	$651,059	$687,150	$721,238
Interest expense	204,337	216,800	224,772	228,870
Net interest income	422,421	434,259	462,378	492,368
Provision for credit losses	359,273	371,239	328,760	442,811
Non-interest income	726,509	821,579	746,200	942,380
Non-interest expense	489,698	768,981	530,451	616,889
Income before income taxes	299,959	115,618	349,367	375,048
Income from continuing operations	$179,995	$69,364	$209,611	$225,054
Loss from discontinued operations – net of related taxes	(5,677)	(6,592)	(8,945)	(11,048)
Net Income	$174,318	$62,772	$200,666	$214,006
Earnings per common share – basic:
Income from continuing operations	$0.64	$0.24	$0.74	$0.79
Loss from discontinued operations – net of related taxes	(0.02)	(0.02)	(0.03)	(0.04)
Net Income	$0.62	$0.22	$0.71	$0.75
Earnings per common share – assuming dilution:
Income from continuing operations	$0.62	$0.24	$0.71	$0.76
Loss from discontinued operations – net of related taxes	(0.02)	(0.02)	(0.03)	(0.03)
Net Income	$0.60	$0.22	$0.68	$0.73
Weighted average common shares outstanding – basic (000)	283,280	283,680	284,372	284,747
Weighted average common shares outstanding – assuming dilution (000)	290,500	291,582	295,428	297,743
(1)
For the quarter ended December 31, 2001, the assumed conversion of 6.1 million common shares plus an interest expense adjustment of $1.7 million, net of related taxes, related to the 3.25% convertible senior notes were not included in the computation of diluted earnings per common shares because their inclusion would be antidilutive.

(2)
All common share and per common share data have been retroactively adjusted to reflect the two-for-one stock split in the form of a stock dividend in November 2000.

COMMON STOCK PRICE RANGES AND DIVIDENDS (UNAUDITED)

	High	Low	Dividends Declared Per Common Share		High	Low	Dividends Declared Per Common Share

2001				2000(1)
First quarter	$59.75	$41.87	$0.030	First quarter	$44.72	$30.06	$0.025
Second quarter	60.91	44.83	0.030	Second quarter	49.78	40.78	0.025
Third quarter	59.80	18.56	0.030	Third quarter	64.78	44.75	0.025
Fourth quarter	21.04	2.01	-	Fourth quarter	66.72	40.53	0.030
(1)
All common share and per common share data have been retroactively adjusted to reflect the two-for-one stock split in the form of a stock dividend in November 2000.

Our common stock is traded on the New York Stock Exchange under the symbol "PVN." There were 10,097 common shareholders of record as of March 15, 2002. For additional information regarding dividends generally, see "Our Capital Plan and Other Regulatory Matters."

SELECTED FINANCIAL DATA

	Year ended December 31,
(dollars in thousands, except per share data)
	2001	2000	1999	1998	1997
INCOME STATEMENT DATA
Interest income	$2,587,715	$2,686,205	$1,623,605	$842,579	$582,493
Interest expense	934,309	874,779	448,370	247,266	183,110
Net interest income	1,653,406	1,811,426	1,175,235	595,313	399,383
Provision for credit losses	2,014,342	1,502,083	1,098,262	545,929	149,268
Non-interest income	2,942,193	3,236,669	2,412,121	1,266,179	634,632
Non-interest expense	2,347,510	2,406,020	1,558,332	825,000	573,447
Income before income taxes	233,747	1,139,992	930,762	490,563	311,300
Income tax expense	92,330	455,968	372,488	194,117	119,839
Income from continuing operations	141,417	684,024	558,274	296,446	191,461
Discontinued operations (1)	(118,271)	(32,262)	(8,002)	-	-
Extraordinary item extinguishment of debt	13,905	-	-	-	-
Cumulative effect of change in accounting	1,846	-	-	-	-
Net Income	$38,897	$651,762	$550,272	$296,446	$191,461
Cash dividends declared per common share (2)	$0.0900	$0.1050	$0.1000	$0.0750	$0.0350
Income from continuing operations per common share – assuming dilution (3)	$0.49	$2.34	$1.92	$1.02	$0.67
Net Income per common share – assuming dilution (3)	$0.13	$2.23	$1.89	$1.02	$0.67
STATEMENT OF FINANCIAL CONDITION DATA
Loans held for securitization or sale	$1,410,603	$-	$-	$-	$450,233
Loans receivable (4)	11,559,140	13,560,724	11,596,209	5,741,106	2,960,676
Allowance for credit losses	(1,932,833)	(1,436,004)	(1,027,512)	(451,245)	(145,312)
Total assets	19,938,166	18,055,313	14,307,837	7,231,215	4,449,413
Deposits	15,318,165	13,111,034	10,537,401	4,672,298	3,212,766
Borrowings	1,076,457	1,039,406	1,058,393	872,257	232,000
Equity	1,907,511	2,032,183	1,332,476	803,187	595,114
MANAGED FINANCIAL DATA
Credit cards	$32,643,139	$26,899,505	$19,035,846	$12,138,380	$8,838,607
Home loans	10,278	13,877	1,976,862	1,106,568	1,063,446
Total consumer loans	$32,653,417	$26,913,382	$21,012,708	$13,244,948	$9,902,053
Securitized loans	$19,683,674	$13,352,658	$9,416,499	$7,503,842	$6,491,144
Managed revenue	6,294,909	5,758,606	4,194,909	2,373,012	1,507,223
KEY STATISTICS
Total accounts (000s) at year-end	18,397	15,968	12,394	7,904	4,617
Managed net interest margin (5)	12.78%	12.60%	12.77%	11.80%	11.23%
Managed delinquency ratio (6)	8.81%	7.54%	5.66%	5.33%	4.22%
Managed loan net credit loss ratio (7)	10.78%	7.72%	6.94%	7.58%	6.32%
Net income to average managed assets (8)	0.11%	2.36%	3.02%	2.30%	1.81%
Net income to average equity	1.72%	39.21%	52.37%	42.76%	36.79%
Equity to managed assets	5.07%	6.58%	5.63%	5.50%	5.29%

(1)
The Company's discontinued operations in the United Kingdom and Argentina did not exist prior to the fiscal year ended December 31, 1999.
(2)
On June 10, 1997, the Company began operations as a separate stand-alone entity. Prior to that date it operated as a wholly owned subsidiary of Providian Corporation. Cash dividends declared during 1997 represent cash dividends paid to common shareholders subsequent to June 10, 1997.
(3)
Earnings per share-assuming dilution for 1997 is pro forma and has been computed by reducing income as reported by pro forma adjustments and then dividing this number by the pro forma weighted average number of common shares outstanding.
(4)
Represents all consumer credit products.
(5)
Reflects total interest recognized on managed consumer loans, less the Company's actual cost of funds and costs associated with securitizations including investor interest, expressed as a percentage of average managed consumer loans.
(6)
Reflects delinquencies, i.e., consumer loans that are 30 days or more past due, at period end, as a percentage of managed consumer loans at period end. 2001 loans outstanding exclude SFAS No. 133 market value adjustments of $29.9 million.
(7)
Represents principal amounts charged off, less recoveries, as a percentage of average managed consumer loans during the period; fraud losses are not included.
(8)
Average managed assets include total managed assets of the Company, including all consumer loan portfolios.

              For information regarding certain accounting matters, see "Overview of Significant Accounting Policies."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              This discussion is intended to further the reader's understanding of the consolidated financial condition and results of operations of our company. It should be read in conjunction with our historical financial statements included in this Annual Report and the data set forth under "Selected Financial Data." Our historical financial statements may not be indicative of our future performance. Certain prior year amounts included in the tables herein have been reclassified to conform to the 2001 presentation, which excludes our discontinued operations in the United Kingdom and Argentina.

Introduction and Recent Developments

              We generate revenue primarily through finance charges assessed on outstanding loan balances, through fees paid by customers related to account usage and performance (such as late, overlimit, cash advance, processing, and annual membership fees), and from the sale of various cardholder service products. We receive interchange fees from bankcard associations based on the purchase activity of our credit card customers. In addition, we earn revenue on our investments held for liquidity purposes and servicing fees and excess servicing on securitized loans.

              Our primary expenses are asset funding costs (including interest), credit losses, operating expenses (including salaries and employee benefits, advertising and solicitation costs, data processing, and communication costs), and income taxes.

              Accounting Policies.    Our financial statements are prepared in accordance with GAAP. Our key accounting policies are summarized in "Overview of Significant Accounting Policies" and are discussed in greater detail in subsequent sections of this Management's Discussion and Analysis.

              Managed financial Information.    We service (or manage) the loans that we own and the loans that we have sold through our securitizations. Loans that have been securitized are not considered to be our assets under GAAP and, therefore, are not shown on our balance sheet. However, we typically retain interests in the securitized loan pools, and thus we still have a financial interest in and exposure to the performance of the securitized loans. Because the securitized loans continue to affect future cash flows, it is our practice to analyze our financial performance on a "managed" basis. "Managed" financial information is adjusted financial information that includes the impact of securitized loan balances, credit losses related to those securitized loans, and the related finance charge and fee income on key aspects of our GAAP-basis financial information, such as net interest income and credit losses. Managed financial information is not GAAP compliant, does not reverse all of the changes in our financial statements that result from securitizations (for example, gain on sale and allowance for credit losses), and is not meant to be a comprehensive restatement of our financial statements.

              Funding.    We fund our business through a variety of funding sources. The majority of our funding is provided by deposits, securitizations and debt issuances. The recent deterioration of our financial performance and asset quality and downgrades by credit rating agencies have adversely affected our ability to attract deposits, obtain additional securitization funding and borrow funds from other sources, and will likely result in an increase in our funding costs.

              As a result of these developments, our access to deposits, particularly brokered (or dealer) deposits, has substantially decreased. Our ability to attract funding through deposits could be further diminished if our financial performance and asset quality continue to deteriorate or if there are further downgrades by credit rating agencies. We have committed under the Capital Plan to reduce our reliance on insured deposits. In addition, our ability to attract new deposits could also be impaired or eliminated if our banking subsidiaries fail to meet regulatory capital requirements or if additional restrictions on our deposit taking activities are imposed by banking regulators. To the extent that our banking subsidiaries are less than "well capitalized" on a Call Report basis (which was the case for PNB as shown on its December 31, 2001 Call Report), our ability to attract new deposits could also be limited by the regulations that restrict a bank from paying interest on deposits at a rate that exceeds the prevailing rate in its market by more than 75 basis points. See "—Our Capital Plan and Other Regulatory Matters," "—Supervision and Regulation Generally—Federal Deposit Insurance Corporation Improvement Act of 1991."

              Although we were able to complete several securitization transactions following our earnings announcement for the third quarter of 2001, they were generally on terms less favorable to us than those that we were previously able to obtain. It is possible that we may find it more difficult and less cost efficient to access securitization funding in the future. Regulatory, legal, accounting and tax changes could also make future securitizations more difficult and less cost efficient. In addition, a deterioration in the performance of securitized receivables, credit rating agency downgrades and certain other events could cause an early amortization of our securitization transactions, which could then require us to maintain additional regulatory capital and establish credit loss reserves for the previously securitized receivables.

              We currently do not have access to borrowings under unsecured credit facilities as the result of the cancellation of the revolving lines of credit that were previously available to us and our banking subsidiaries from various lenders. We cancelled those facilities in connection with the completion of securitization transactions in December 2001. There can be no assurance that these types of unsecured credit facilities will again be available to us and our subsidiaries.

              For a more detailed discussion of our funding program and related risks, see "—Funding and Liquidity" below and "Risk Factors" in this Annual Report.

              Securitization Activity.    During December 2001, we completed securitization transactions that provided a total of $2.83 billion of securitization funding, replacing maturing or amortizing transactions that totaled $1.98 billion. These new transactions included $675 million in securitization funding obtained under Providian Master Trust issuances arranged by Goldman, Sachs & Co. and Salomon Smith Barney, and separate $1.00 billion and $1.15 billion securitizations issued by the Providian Gateway Master Trust that were co-structured by JPMorgan Chase and Deutsche Banc Alex. Brown. The recent securitizations contain terms which are generally less favorable to us than those contained in past securitization transactions. These less favorable terms include increased subordination levels to provide credit enhancement to the senior investors and early amortization triggers relating to credit ratings and regulatory capital or the occurrence of an early amortization within certain of our other securitization transactions. Early amortization events result in an early repayment of the securitization funding and could thereby require us to maintain additional regulatory capital and establish credit loss reserves for the previously securitized receivables.

              In February 2002, we announced the completion of the sale of our interests in the Providian Master Trust and the related credit card accounts to a subsidiary of JPMorgan Chase in a transaction that resulted in an after tax gain of over $300 million and cash proceeds of over $2.8 billion. Also in February 2002, we terminated a securitization transaction which funded approximately $410 million of receivables arising from a portfolio of accounts we acquired in 1998. We anticipate that part of these acquired accounts will be included in the multi-billion dollar portfolio of higher risk credit card receivables for which we are exploring alternative sale strategies.

              Capital Plan and Related Regulatory Matters.    Our banking subsidiaries have entered into written agreements with their regulators, and we have entered into written agreements with our banking subsidiaries, as described under "Our Capital Plan and Other Regulatory Matters." Pursuant to these agreements, our banks submitted the Capital Plan described under "Our Capital Plan and Other Regulatory Matters."

              Factors Affecting Credit Loss Rates.    We expect several factors to affect our credit loss rates going forward:

  •
  The sale of our interests in the Providian Master Trust is expected to cause our managed net credit loss rate to increase in 2002, even if credit loss rates in our remaining managed loan portfolio are otherwise constant or improve. The Providian Master Trust had a net credit loss rate of 8.1% for fourth quarter 2001 compared to 14.3% for the remaining part of our managed loan portfolio. For the full year ended December 31, 2001, the net credit loss rate for the Providian Master Trust was 7.5% compared to 12.1% for the remaining part of our managed loan portfolio;

  •
  The increase in the managed net credit loss rate is expected to be offset to some extent by the lower net credit loss rate we would anticipate with the prime balances that we expect to originate over the course of 2002. In addition, credit loss rates on prime portfolios are generally lower during the first year after they are originated, but later increase due to seasoning; and

  •
  The change in our business strategy and loan mix, which is intended to result in a more stable loan portfolio with more predictable earnings and lower, less volatile credit loss rates over time as the effects of our new strategy are manifested in the portfolio as a whole.

See "Risk Factors—We Have Recently Experienced and May Continue to Experience Increased Delinquencies and Credit Losses" for information regarding other factors that may impact our credit loss ratios in the future.

Earnings Summary

              The following discussion provides a summary of 2001 results compared to 2000 results and 2000 results compared to 1999 results. During 2001, we announced our intention to discontinue our operations in the United Kingdom and Argentina. The tables exclude all discontinued operations.

              Each component of the results is covered in further detail in subsequent sections of this discussion.

              Year Ended December 31, 2001 Compared to Year Ended December 31, 2000:    Net income for the years ended December 31, 2001, 2000, and adjusted 2000 is presented in the following table:

	Year ended December 31,
	2001 Reported	2000 Reported	2000 Adjusted(1)

Income from continuing operations	$141.4	$684.0	$830.7
Loss from discontinued operations	(118.2)	(32.2)	(32.2)
Extraordinary item – extinguishment of debt	13.9	-	-
Cumulative effect of change in accounting principle	1.8	-	-
Net Income	$38.9	$651.8	$798.5
    (1)
    Excludes net pre-tax charges of $309.3 million related to legal settlements and a one-time pre-tax gain of $64.7 million related to the sale of the home loan business.

              Income from continuing operations declined to $141.4 million for the year ended December 31, 2001 from adjusted income of $830.7 million for 2000. The principal reasons for the decrease in income during 2001 were increases in net credit losses and the allowance for credit losses, lower non-interest income, and increases in estimated uncollectible finance charges and fees. Net credit losses increased $446.5 million to $1.52 billion for the year ended December 31, 2001, due to deterioration in the credit quality of our loans and continued weakening of general economic conditions. The allowance for credit losses was increased $496.8 million during 2001 to $1.93 billion, or 16.76% of reported loans. Total non-interest income decreased 9%, or $294.5 million, to $2.94 billion for the year ended December 31, 2001. We also recognized $383.6 million of estimated uncollectible finance charges and fees during 2001.

              The loss from discontinued operations for the year ended December 31, 2001 increased $86 million, to $118.2 million, from $32.2 million in 2000. In December 2001, we recognized a $45.0 million foreign currency remeasurement loss, due to the devaluation of the Argentine peso, and a $41.1 million writedown, net of related taxes, to reflect the reduction of our Argentine assets to their estimated fair value less selling costs.

              We had a gain from the early retirement of debt during 2001 of $13.9 million, net of related taxes, and a gain of $1.8 million, net of related taxes, resulting from recording our derivatives on the balance sheet at fair market value in accordance with SFAS No. 133.

              As of December 31, 2001, managed credit card loans, which include reported and securitized loans, were $32.64 billion, an increase of $5.74 billion, or 21%, over the balance at December 31, 2000. This growth in managed credit card loans was achieved through increases in our loan originations, improved customer retention, and increased purchase activity by existing customers. Managed accounts grew by 2.4 million, or 15%, in 2001 as a result of various marketing campaigns and customer satisfaction programs.

              For the year ended December 31, 2001, managed net interest income increased 30% to $3.82 billion, compared to $2.93 billion in 2000. Our managed net interest margin on loans increased to 12.78% for 2001 compared to 12.60% for 2000, reflecting a change in the loan mix to increased averages of higher yielding loans and lower funding costs. The managed net credit loss rate for 2001 increased to 10.78% from 7.72% for 2000. This increase reflected account seasoning within the managed portfolio (i.e., the aging of the loans, which generally leads to higher loss rates), the economic downturn, and a change in the loan mix to a higher concentration of loans within the standard market segment and highest risk portions of the middle market segment, which experience higher credit loss rates. The 30+ day managed delinquency rate as of December 31, 2001 increased to 8.81% from 7.54% as of December 31, 2000. The dollar contribution to managed revenue from non-interest income for 2001 decreased 12% over 2000 to $2.48 billion, due primarily to decreased revenue from credit product fees. Managed non-interest expense increased to $2.35 billion in 2001, compared to $2.10 billion, excluding one-time charges, in 2000, reflecting our continued investment in marketing initiatives and customer service infrastructure.

              Return on reported assets for 2001 was 0.19% compared to 4.59% for 2000, excluding one-time adjustments. Return on average managed assets for 2001 was 0.11%, compared to 2.89% for 2000, excluding one-time adjustments. Return on equity for 2001 was 1.72%, compared to 48.04% for 2000, excluding one-time adjustments.

              Year Ended December 31, 2000 Compared to Year Ended December 31, 1999:    Net income for the year ended December 31, 2000 increased to $651.8 million. Adjusted for the impact of the settlements related to legal proceedings and the sale of the home loan business, net income for the year ended December 31, 2000 was $798.5 million, an increase of 45% from $550.3 million for the year ended December 31, 1999. Growth in outstanding loan balances and customer accounts and improved customer retention were the principal drivers of our performance during 2000.

              As of December 31, 2000, managed credit card loans, which include reported and securitized loans, were $26.90 billion, an increase of $7.87 billion, or 41%, over the balance at December 31, 1999. This growth in managed credit card loans was achieved through increases in our loan originations, improved customer retention, and increased purchase activity by existing customers, which was facilitated by our offers of enhanced products and higher credit lines to certain customers. Managed accounts grew by 3.6 million, or 29%, as a result of various marketing campaigns and customer satisfaction programs.

              For the year ended December 31, 2000, managed net interest income increased 39% to $2.93 billion, compared to $2.11 billion in 1999. Our managed net interest margin on loans increased to 12.60% for 2000 compared to 12.77% for 1999, reflecting growth in higher yielding loans combined with a moderate increase in the cost of funds. The managed net credit loss rate for 2000 increased to 7.72% from 6.94% for 1999. This increase reflected account seasoning within the managed portfolio and a change in loan mix to a higher concentration of loans within the standard market segment and the highest risk portions of the middle market segment, which experience higher credit loss rates. The 30+ day managed delinquency rate as of December 31, 2000 increased to 7.54% from 5.66% as of December 31, 1999. The dollar contribution to managed revenue from non-interest income for 2000 increased 32% over 1999 to $2.76 billion, excluding the one-time gain, due primarily to increased revenue from credit product fees. Managed non-interest expense increased to $2.41 billion in 2000. Excluding one-time charges, non-interest expense increased $538.4 million during 2000 to $2.10 billion, reflecting our continued investment in marketing initiatives and customer service infrastructure.

              The return on reported assets for 2000 was 3.74%. Excluding one-time adjustments, return on reported assets was 4.59% for 2000, down from 5.37% for 1999. The decrease was primarily the result of our decision to strengthen our balance sheet liquidity by increasing our holdings in lower yielding more liquid investment securities. The return on average managed assets for 2000 was 2.36%, or 2.89% excluding one-time adjustments, compared to 3.02% in 1999. Return on equity for 2000 was 39.21%, or 48.04% excluding one-time adjustments, down from 52.37% for 1999.

Managed Consumer Loan Portfolio and the Impact of Securitization

              We securitize consumer loans in order to diversify funding sources and to manage our "all-in" (or total) cost of funds. For additional discussion of our securitization activities, see "—Funding and Liquidity" and "—Funding and Liquidity—Securitizations." Securitized loans sold to investors are not considered our assets and therefore are not shown on our balance sheet. It is, however, our practice to analyze our financial performance on a managed basis because the impact of securitized loans continues to affect future cash flows. To perform this analysis, we use an adjusted income statement and statements of financial condition, which add back the effect of securitizations. See "—Introduction and Recent Developments—Managed Financial Information."

              The following table summarizes our managed loan portfolio:

	Year ended December 31,

(dollars in thousands)	2001	2000	1999
Year-End Balances
Reported consumer loans	$12,969,743	$13,560,724	$11,596,209
Securitized consumer loans	19,683,674	13,352,658	9,416,499
Total managed consumer loan portfolio	$32,653,417	$26,913,382	$21,012,708
Average Balances
Reported consumer loans	$14,188,546	$12,828,454	$8,398,371
Securitized consumer loans	15,646,247	10,250,116	8,082,412
Total average managed consumer loan portfolio	$29,834,793	$23,078,570	$16,480,783
Operating Data and Ratios
Reported:
Average earning assets	$18,096,073	$16,328,419	$9,599,098
Return on average assets	0.19%	3.74%	5.37%
Net interest margin(1)	9.14%	11.09%	12.24%
Managed:
Average earning assets	$33,742,320	$26,578,535	$17,681,510
Return on average assets	0.11%	2.36%	3.02%
Net interest margin(1)	11.31%	11.03%	11.92%
(1)
Net interest margin is equal to net interest income divided by average earning assets.

              Financial Statement Impact.    Our outstanding securitizations are treated as sales under GAAP. We receive the proceeds of the sale, and the securitized loans and related allowances are removed from our balance sheet. In certain cases, we have retained an interest in the securitized pool of assets that is subordinate to the interests of third party investors. As the holder of a subordinated interest, we retain a right to receive collections allocated to the subordinated interest after payments to senior investors. Subordinated retained interests are recorded at estimated fair value, which is less than the face amount, and are included in "due from securitizations" on our balance sheet. At least quarterly, we adjust the valuation of our retained interests to reflect changes in the amount of the securitized loans outstanding and any changes to key estimates that we make.

              At the time we enter into a securitization, we recognize an "interest-only strip receivable" asset, which is the present value of the estimated excess servicing income during the period the securitized loans are projected to be outstanding. "Excess servicing income" refers to the net positive cash flow from finance charge and fee revenues generated by the securitized loans less the sum of the interest paid to investors, related credit losses, servicing fees, and other transaction expenses.

              We will recognize a net gain or loss on our income statement when we enter into a securitization, based on: the income recognized from the release of reserves related to the securitized loans; the value of the interest-only strip recorded at the time of the securitization; the discount recognized at the time of the securitization in recording the fair value of any retained subordinated interests; and the expenses related to the consummation of the securitization transaction.

              During the fourth quarter of 2001, we recorded a mark-to-market charge of $134 million related to the retained subordinated interests we recognized in connection with the securitization transactions we completed during that period. Had we not completed those securitizations in that quarter, a similar amount would have been established in the allowance for credit losses (which covers only our reported loans). As a result of changes in economic and performance expectations affecting the valuation of our retained interests in securitizations, we recorded an additional $164 million charge in the fourth quarter of 2001 related to retained subordinated interests for securitizations completed in prior periods.

              During the revolving period of a securitization, no principal payments are made to the investors. Instead, monthly principal payments received on the loans are used to purchase replacement loans receivable, and we recognize additional interest-only strips receivable. Excess servicing revenue is recognized each month, through the accretion of interest-only strips receivable and, to the extent the amounts received exceed the related interest-only strip receivable, as servicing and securitization income. During the amortization or accumulation period of a securitization, principal payments are either made to investors or they are held in an account for accumulation and later distribution to investors.

              When loans are securitized, we retain a "seller's interest" generally equal to the total amount of the pool of loans included in the securitization less the investors' portion and our subordinated retained interests in those loans. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, and credit losses, the amount of the seller's interest will vary. The seller's interest is classified as loans receivable at par on our balance sheet. We maintain an allowance for credit losses, as well as a valuation allowance for uncollectible finance charges and fees, on the seller's interest. Periodically, we may be required to transfer new loans into a securitized pool in order to maintain the seller's interest above a minimum required by the securitization documents.

              We continue to service the accounts included in the pool of securitized loans and earn a monthly servicing fee, which is generally offset by the servicing costs we incur. Accordingly, servicing assets or liabilities have not been recognized in connection with our securitizations.

              The ongoing effect of securitization accounting on our income statement includes a reduction in net interest income and the provision for credit losses, and an increase in non-interest income. For the years ended December 30, 2001, 2000 and 1999, securitization accounting had the effect of reducing net interest income by $2.15 billion, $1.12 billion and $933.1 million; reducing the provision for credit losses by $1.70 billion, $710.5 million and $607.5 million; and increasing non-interest income by $447.2 million, $409.2 million and $325.6 million. Unamortized loan acquisition costs are expensed upon securitization. Credit losses on securitized loans are reflected as a reduction of servicing and securitization income rather than a reduction of the allowance for credit losses. Therefore, our provision for credit losses is lower than if the loans had not been securitized.

              If certain events specified in the securitization documents were to occur, principal collections from the securitized receivables would be applied to repay the related securitization funding before the commencement of the scheduled amortization period. These early amortization events include excess spread triggers (based on a formula that takes into account finance charge and fee yield, interest, servicing and other administrative costs and credit losses allocated to a particular series), certain breaches of representations, warranties or covenants, insolvency or receivership, servicer defaults, and in more recent series, early amortization events relating to credit ratings, regulatory capital, and early amortization with respect to our other securitization transactions. Early amortization of securitization transactions increase the seller's interest and could thereby require us to maintain additional regulatory capital and establish credit loss reserves, which could negatively impact our financial results and liquidity.

              In two recently completed securitizations, our $1.15 billion restructuring of Providian Gateway Master Trust Series 2000-D and our $1.00 billion Providian Gateway Master Trust Series 2001-J securitization, early amortization can be triggered by: (1) a downgrade in PNB's credit rating below BB-/Ba3 unless PNB has entered into a back-up servicing agreement with a back-up servicer satisfactory to the investors within 60 days of the downgrade, (2) the failure of PNB to be "well capitalized" as shown on its Call Report beginning with the quarter ending March 31, 2002, and (3) an early amortization with respect to any of our other Providian Gateway Master Trust securitizations. We expect that PNB will be "well capitalized" on a Call Report basis beginning with the quarter ending March 31, 2002. In addition, early amortization of the Series 2000-D securitization can be triggered by a downgrade of the Class B certificates below their current rating of A/A2 if a specified percentage of the investors declare the downgrade to be an amortization event.

              In the Providian Gateway Master Trust, substantially all the receivables currently bear interest at fixed rates while all the outstanding securitizations of that Trust bear interest at floating rates of interest. We are taking steps to convert a substantial part of the receivables in the Trust to variable rate pricing. Should interest rates rise substantially, excess servicing could be adversely affected. However, based on the expected impact of the variable rate conversion and other account management initiatives, we do not expect excess servicing to fall to a level that would trigger early amortization of the outstanding securitizations of the Trust.

              In November 2001, an early amortization event occurred with resect to Series 1998-1 of the Providian Master Trust when PNB's long-term debt rating was downgraded. As a result of that amortization event, the Series 1998-1 investor securities were fully repaid. We currently do not have any series that are in early amortization.

              Cash Flow Impact.    When loans are securitized, we receive cash proceeds from investors net of up-front transaction fees and expenses. We use these proceeds to reduce alternative funding liabilities, invest in short-term liquid investments, and for other general corporate purposes. The investors' share of finance charges and fees received from the securitized loans is collected each month and used to pay investors for interest and credit losses, to pay us for servicing fees and to pay other third parties for credit enhancement costs, and other transaction expenses. Any finance charge and fee cash flow remaining after such payments is treated as excess servicing income and is generally retained by or remitted back to us. Certain negative events, such as deterioration of excess servicing below certain specified levels, would result in the excess cash flow being retained in the securitization through the funding of spread accounts as additional credit enhancement rather than being remitted back to us. As a consequence of our credit rating downgrades in late 2001, approximately $500 million of Providian Gateway Master Trust collections constituting excess servicing are expected to be used to fund spread accounts during 2002.

              During the revolving period of a securitization, the investors' share of monthly principal collections and certain finance charge and fee collections are used to purchase replacement loans receivable from us. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a specified amount each month) is either distributed each month to the investors or held in an account for accumulation and later distribution to the investors.

              Our right to receive excess finance charges and fees and principal collections allocated to a series of investor securities is, in some cases, subject to the prior right of other investors in other series of a master trust to use such collections to cover shortfalls.

              Sale of the Providian Master Trust.    On February 5, 2002, we sold our interests in the Providian Master Trust to a subsidiary of JPMorgan Chase. The following table is a presentation of 2001, 2000, and 1999 managed financial information which excludes the effects of the Providian Master Trust.

Year ended (dollars in thousands)	Total Managed	Sale Adjustment (1)	Managed Excluding Providian Master Trust
December 31, 2001
Interest income	$5,461,659	$(1,199,176)	$4,262,483
Interest expense	1,643,849	(460,038)	1,183,811
Net interest income	3,817,810	(739,138)	3,078,672
Provision for credit losses	3,713,653	(643,658)	3,069,995
Net interest income after provision for credit losses	104,157	(95,480)	8,677
Non-interest income	2,477,100	(247,898)	2,229,202
Non-interest expense	2,347,510	(253,045)	2,094,465
Income from operations before income taxes	233,747	(90,333)	143,414
Income tax expense	92,330	(35,682)	56,648
Income from continuing operations	141,417	(54,651)	86,766
Loss from discontinued operations – net of related taxes	(118,271)	-	(118,271)
Extraordinary item – extinguishment of debt	13,905	-	13,905
Cumulative effect of change in accounting principle	1,846	-	1,846
Net income	$38,897	$(54,651)	$(15,754)
Ending loans outstanding	$32,653,417	$(8,178,227)	$24,475,190
Credit loss rate	10.78%	7.50%	12.11%
December 31, 2000
Interest income	$4,507,117	$(1,314,441)	$3,192,676
Interest expense	1,576,027	(544,465)	1,031,562
Net interest income	2,931,090	(769,976)	2,161,114
Provision for credit losses	2,212,594	(495,549)	1,717,045
Net interest income after provision for credit losses	718,496	(274,427)	444,069
Non-interest income	2,827,516	(295,791)	2,531,725
Non-interest expense	2,406,020	(426,238)	1,979,782
Income before income taxes	1,139,992	(143,980)	996,012
Income tax expense	455,968	(57,588)	398,380
Income from continuing operations	684,024	(86,392)	597,632
Loss from discontinued operations – net of related taxes	(32,262)	-	(32,262)
Net income	$651,762	$(86,392)	$(565,370)
Ending loans outstanding	$26,913,382	$(9,034,624)	$17,878,758
Credit loss rate	7.72%	5.96%	8.71%

December 31, 1999
Interest income	$3,008,867	$(1,229,543)	$1,779,324
Interest expense	900,499	(400,042)	500,457
Net interest income	2,108,368	(829,501)	1,278,867
Provision for credit losses	1,705,809	(507,595)	1,198,214
Net interest income after provision for credit losses	402,559	(321,906)	80,653
Non-interest income	2,086,535	(332,231)	1,754,304
Non-interest expense	1,558,332	(207,463)	1,350,869
Income before income taxes	930,762	(446,674)	484,088
Income tax expense	372,488	(178,758)	193,730
Income from continuing operations	558,274	(267,916)	290,358
Loss from discontinued operations – net of related taxes	(8,002)	-	(8,002)
Net income	$550,272	$(267,916)	$282,356
Ending loans outstanding	$21,012,708	$(8,068,130)	$12,944,578
Credit loss rate	6.94%	7.00%	6.90%
(1)
The sale adjustments are computed as follows: Interest income: Average Providian Master Trust loan balances multiplied by the average finance charge yield for the year; Interest expense: Interest paid to trust investors for the securitized loan balances and an allocation of corporate interest expense for seller's interest; Provision for credit losses: Total trust credit losses for the year; Non-interest income: Average Providian Master Trust loan balances multiplied by the average fee yield for the year; Non-interest expense: An allocation of corporate non-interest expense based on the average Providian Master Trust loan balances. Each period presented excludes any gain on the sale of our interests in the Providian Master Trust. A sale premium or discount has not been factored into these adjustments.

Risk Adjusted Revenue and Return

              We use risk adjusted revenue (net interest income on loans plus non-interest income less net credit losses) as a measure of loan portfolio profitability, consistent with our goal of matching the revenue base of customer accounts with the risks undertaken. Risk adjusted revenue may also be expressed as a percentage of average consumer loans, in which case it is referred to as risk adjusted return.

              Managed risk adjusted revenue and return on loans for the year ended December 31, 2001 were $3.10 billion and 10.38%, compared to $3.95 billion and 17.13% for 2000. The decrease in managed risk adjusted return reflects the increase in the managed net credit loss rate and lower fee income yield on loans receivable. The lower fee income yield includes the impact of increasing the valuation allowance for uncollectible fees.

              The components of risk adjusted revenue are discussed in more detail in subsequent sections of this Management's Discussion and Analysis.

Net Interest Income and Margin

              Net interest income is interest earned from loan and investment portfolios less interest expense on deposits and borrowings. Managed net interest income also includes interest earned from securitized loans less securitization funding costs.

              Managed net interest income for the year ended December 31, 2001 was $3.82 billion, compared to $2.93 billion for 2000, representing an increase of $886.8 million, or 30%. This increase was primarily attributable to increased average managed loan balances and higher finance charge yields resulting from a change in the loan portfolio mix. Managed net interest margin on average managed earning assets increased to 11.31% for the year ended December 31, 2001, from 11.03% for 2000.

              Reported net interest margin on average reported earning assets was 9.14% and 11.09% for the years ended December 31, 2001 and 2000. This decrease was primarily due to a decline in the yield on average reported loans to 16.87% during 2001, from 19.14% in 2000, caused by the accelerated recognition of estimated uncollectible finance charges and fees as described below. Excluding the charges for estimated uncollectible finance charges and fees in 2001 the reported net interest margin and yield on average reported loans would have been 11.70% and 20.05%.

              During 2001, we accelerated the recognition of the estimated uncollectible portion of accrued finance charges for all accounts, including those that were not delinquent, due to deterioration of the loan portfolio and increased loss experience. Previously, these finance charges were reversed against current period interest income at the time of charge-off of the related accounts. During 2001, finance charge income totaling $185.4 million was reversed, decreasing loans and interest income on loans. Effective January 1, 2002, we instituted a policy of accruing only the estimated collectible portion of finance charges and fees posted to customer accounts. See "Overview of Significant Accounting Policies."

Statement of Average Balances, Income and Expense, Yields and Rates

              The following table provides an analysis of reported interest income, interest expense, net interest spread, and average balances for the years ended December 31, 2001, 2000, and 1999 (interest income and interest expense margins are presented as a percentage of average earning assets, which include interest-earning consumer loan portfolios and investments held for liquidity purposes):

	Year ended December 31

		2001			2000			1999

(dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate

Assets
Interest-earnings assets
Consumer loans	$14,188,546	$2,393,389	16.87%	$12,828,454	$2,455,695	19.14%	$8,398,371	$1,558,945	18.56%
Interest-earning cash	695,149	23,029	3.31%	130,100	8,008	6.16%	126,881	5,891	4.64%
Federal funds sold	1,149,846	41,928	3.65%	1,371,550	85,899	6.26%	663,884	34,334	5.17%
Investment securities	1,895,097	110,187	5.81%	1,998,315	136,603	6.84%	409,962	24,435	5.96%
Other	167,435	19,182	11.46%	-	-	-	-	-	-
Total interest-earning assets	18,096,073	$2,587,715	14.30%	16,328,419	$2,686,205	16.45%	9,599,098	$1,623,605	16.91%
Allowance for loan losses	(1,563,720)			(1,247,119)			(700,868)
Other assets	3,915,630			2,325,772			1,346,042
Total assets	$20,447,983			$17,407,072			$10,244,272
Liabilities and Equity
Interest-bearing liabilities
Deposits	$14,723,044	$872,977	5.93%	$13,014,155	$812,982	6.25%	$6,495,080	$356,736	5.49%
Borrowings	1,267,406	61,332	4.84%	1,013,386	61,797	6.10%	1,540,561	91,634	5.95%
Total interest-bearing liabilities	15,990,450	$934,309	5.84%	14,027,541	$874,779	6.24%	8,035,641	$448,370	5.58%
Other liabilities	2,082,255			1,562,582			997,941
Total liabilities	18,072,705			15,590,123			9,033,582
Capital securities	108,981			154,893			160,000
Equity	2,266,297			1,662,056			1,050,690
Total liabilities and equity	$20,447,983			$17,407,072			$10,244,272
Net Interest Spread			8.46%			10.21%			11.33%
Interest income to average interest-earning assets			14.30%			16.45%			16.91%
Interest expense to average interest-earning assets			5.16%			5.36%			4.67%
Net interest margin			9.14%			11.09%			12.24%

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

	Year ended December 31,

	2001 vs. 2000			2000 vs. 1999

		Change due to(1)			Change due to(1)
	Increase (Decrease)			Increase (Decrease)
(dollars in thousands)		Volume	Rate		Volume	Rate

Interest Income
Consumer loans	$(62,306)	$245,491	$(307,797)	$896,750	$846,595	$50,155
Federal funds sold	(43,971)	(12,285)	(31,686)	51,565	43,050	8,515
Other securities	7,787	32,712	(24,925)	114,285	108,202	6,083
Total interest income	(98,490)	265,918	(364,408)	1,062,600	997,847	64,753
Interest Expense
Deposits	59,995	103,089	(43,094)	456,246	401,721	54,525
Borrowings	(465)	13,746	(14,211)	(29,837)	(32,248)	2,411
Total interest expense	59,530	116,835	(57,305)	426,409	369,473	56,936
Net interest income	$(158,020)	$149,083	$(307,103)	$636,191	$628,374	$7,817
(1)
The changes due to both volume and rates have been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in interest income and expense are calculated independently for each line in the table.

Non-Interest Income

              Non-interest income, which consists primarily of servicing and securitization income and credit product fee income, represented 53% of gross reported revenues for the year ended December 31, 2001. Total non-interest income decreased 9%, or $294.5 million, to $2.94 billion for the year ended December 31, 2001, compared to $3.24 billion for 2000. This decrease in non-interest income was primarily attributable to lower credit product fee income.

              Servicing and Securitization Income.    Servicing and securitization income relates primarily to securitized loans. It includes a servicing fee, which generally offsets our cost of servicing the securitized loans, excess servicing income, and gains or losses from the securitization of financial assets (see "—Managed Consumer Loan Portfolio and the Impact of Securitization").

              As of December 31, 2001, securitizations outstanding provided $17.55 billion in funding, representing 52% of total managed funding, compared with $12.81 billion, or 48%, as of December 31, 2000 and $9.35 billion, or 45%, as of December 31, 1999. A more detailed discussion of our funding sources and the role of securitization activities is set forth in "—Funding and Liquidity."

              Because excess servicing income on securitized loans essentially represents a recharacterization of net interest income and credit product fee income less the provision for credit losses and servicing expense, it will vary based upon the same factors that affect those items. Thus, changes in net credit losses (see "—Asset Quality—Net Credit Losses") and changes in interest rates, among other factors, will cause excess servicing income to vary (see "—Asset/Liability Risk Management").

              For the year ended December 31, 2001, servicing and securitization income was $853.4 million, relatively unchanged from $855.3 million in 2000. Higher average securitized loans outstanding in 2001 resulted in higher servicing and excess servicing income, but this increase was entirely offset by discounts taken on large retained interests required on our new securitizations. The retained interests in our recent securitization transactions have been significantly larger than those in our past securitizations due to increased required subordination levels. During the fourth quarter of 2001, we recorded a mark-to-market charge of $134 million related to retained subordinated interests in new securitizations and, in addition, a charge of $164 million related to changes in the valuation of our retained subordinated interests for securitizations completed in prior periods. As a result of the sale of our interests in the Providian Master Trust, we expect a significant decrease in servicing and securitization income in 2002.

              Credit Product Fee Income.    Credit product fee income includes performance fees (late, overlimit and returned check charges), annual membership fees, cash advance fees, line management fees, and processing fees, all of which are generally recorded as fees receivable. Credit product fee income also includes revenue from cardholder service products, which are generally recorded as fee revenue if billed monthly and as customer purchases if billed annually or semi-annually. Cardholder service product and annual membership revenue is recognized ratably over the customer privilege period. Credit product fee income also includes interchange fees received from bankcard associations.

              For the years ended December 31, 2001, 2000, and 1999, credit product fee income was $1.89 billion, $2.19 billion and $1.75 billion. During 2001, the method of estimating the uncollectible portion of fees was modified to include both delinquent and current loans, due to the deterioration in the underlying characteristics of our loan portfolio and increased loss experience. Previously, the estimated uncollectible portion of fees receivable was reversed against income only on accounts that were 90 or more days delinquent. As a result of this change, fee income totaling $198.3 million was reversed against credit product fee income during the year ended December 31, 2001, decreasing loans and fee income.

Non-Interest Expense

              Non-interest expense includes salary and employee benefit costs, loan solicitation and advertising costs, occupancy, furniture, and equipment costs, data processing and communication costs, and other non-interest expense. Salary and benefit costs include staffing costs associated with marketing, customer service, collections, and administration. Loan solicitation and advertising costs include printing, postage, telemarketing, list processing, and credit bureau costs paid to third parties in connection with account solicitation efforts, and also include costs incurred to promote our products. Advertising costs and the majority of solicitation expenses are expensed as incurred. In accordance with GAAP, we capitalize only the direct loan origination costs associated with successful account acquisition efforts, after they are reduced by up-front processing fees. Capitalized loan origination costs are amortized over the privilege period (currently one year) for credit card loans unless the loans are securitized, in which case the remaining costs are taken as an expense upon securitization. In the years ended December 31, 2001, 2000, and 1999, we amortized loan origination costs of $61.7 million, $32.1 million and $62.9 million. For the years ended December 31, 2001, 2000, and 1999, total loan solicitation and advertising costs, including amortized loan origination costs, were $615.4 million, $525.5 million and $427.0 million. This increase in loan solicitation and advertising costs reflects new marketing initiatives.

              Other non-interest expense includes operational expenses such as collection costs, fraud losses, and bankcard association assessments. The following table presents non-interest expense for the years ended December 31, 2001, 2000, and 1999:

	Year ended December 31,
(dollars in thousands)	2001	2000	1999

Non-Interest Expense
Salaries and employee benefits	$667,902	$682,435	$486,327
Solicitation and advertising	615,427	525,542	426,984
Occupancy, furniture, and equipment	222,169	158,825	101,934
Data processing and communication	202,501	177,498	124,558
Other(1)	639,511	861,720	418,529
Total	$2,347,510	$2,406,020	$1,558,332
(1)
Year ended December 31, 2000 includes net pre-tax charges of $309.3 million related to legal settlements. No grouping within "Other" represents more than 10% of total non-interest expense.

Income Taxes

              We recognized income tax expense of $25.5 million, $434.5 million, and $367.2 million for the years ended December 31, 2001, 2000, and 1999. Our effective tax rate was 39.6% for 2001 and 40.0% for 2000 and 1999. The decrease in our effective tax rate was primarily the result of diversification of operations into states with varied tax rates.

Asset Quality

              Our delinquencies and net credit losses reflect, among other factors, the credit quality of loans, the average age of our loans receivable (generally referred to as "seasoning"), the success of our collection efforts, and general economic conditions. Initially, credit quality of loans is primarily determined by the characteristics of the targeted segment and the underwriting criteria utilized during the credit approval process. Subsequently, account management efforts, seasoning, demographic and economic conditions will impact credit quality.

              Our policy is to recognize principal charge-offs on loans no more than 180 days after they become contractually past due. Accountholders may cure account delinquencies by making a partial payment that qualifies under our standards and applicable regulatory requirements. We batch notifications of customers who have declared bankruptcy or died and charge off the related amounts once per month.

              At the time a loan is charged off, any accrued but unpaid finance charge and fee income is removed from our loan balances but is maintained on the customer's record in the event of a future recovery. After a loan is charged off, we continue collection activity to the extent legally permissible. Any collections on, or proceeds from the sale of, charged off loans are recognized as recoveries, and are offset against current period charged off balances to determine net credit losses.

              Delinquencies.    An account is contractually delinquent if the minimum payment is not received by the next billing date. The 30+ day delinquency rate on managed loans was 8.81% as of December 31, 2001 (9.70% had we not taken charges in the fourth quarter related to the accelerated recognition of the estimated uncollectible fees and finance charges) compared to 7.54% as of

December 31, 2000. This increase reflects the overall change in the loan portfolio composition, seasoning and deterioration of the credit quality of our loan portfolio.

              The following table presents the delinquency trends of our reported and managed consumer loan portfolios as of December 31, 2001, 2000, and 1999:

	December 31,

	2001		2001 (2)		2000		1999

(dollars in thousands)	Loans	% of Total Loans	Loans	% of Total Loans	Loans	% of Total Loans	Loans	% of Total Loans

Reported
Loans outstanding (1)	$12,939,877	100.00%	$13,305,289	100.00%	$13,560,724	100.00%	$11,596,209	100.00%
Loans delinquent
30 - 59 days	$376,145	2.91%	$410,890	3.09%	$411,173	3.03%	$245,690	2.12%
60 - 89 days	249,709	1.93%	302,970	2.28%	299,297	2.21%	176,367	1.52%
90 or more days	354,407	2.74%	592,264	4.45%	512,142	3.78%	370,262	3.19%
Total	$980,261	7.58%	$1,306,124	9.82%	$1,222,612	9.02%	$792,319	6.83%
Managed
Loans outstanding (1)	$32,623,551	100.00%	$32,988,963	100.00%	$26,913,382	100.00%	$21,012,708	100.00%
Loans delinquent
30 - 59 days	$934,113	2.87%	$968,858	2.94%	$678,449	2.52%	$388,240	1.85%
60 - 89 days	666,416	2.04%	719,677	2.18%	482,246	1.79%	266,234	1.26%
90 or more days	1,272,335	3.90%	1,510,192	4.58%	867,920	3.23%	535,361	2.55%
Total	$2,872,864	8.81%	$3,198,727	9.70%	$2,028,615	7.54%	$1,189,835	5.66%
(1)
2001 loans outstanding exclude SFAS No. 133 market value adjustments of $29.9 million.
(2)
2001 delinquency rates and loan balances exclude the effects of new policies to recognize the estimated uncollectible portion of accrued finance charges on all accounts and fees on accounts less than 90 days past due.

              Net Credit Losses.    Net credit losses for consumer loans represent the principal amount of losses from customers who have not paid their existing loan balances (including charged-off bankrupt and deceased customer accounts) less current period recoveries (i.e., collections on previously charged off accounts). The principal amounts of such losses include cash advances, purchases, and certain financed cardholder service product sales, and exclude accrued finance charge income, fee income, and fraud losses. Fraud losses (losses due to the unauthorized use of credit cards, including credit cards obtained through fraudulent applications) are charged to non-interest expense after an investigation period of up to 60 days. Our goal when pricing for finance charge and fee levels on customer accounts is to factor in expected higher credit loss rates for higher risk segments of our loan portfolio.

              The managed net credit loss rate was 10.78% for the year ended December 31, 2001 and 7.72% for 2000. If overall weakness in the U.S. economy continues, we would anticipate higher contractual and bankruptcy losses, as well as generally softer loan demand. We would expect that if weak general economic conditions continue, particularly when combined with the effect of the sale of our interests in the Providian Master Trust (which experienced lower credit loss rates compared to our remaining managed portfolio), we would experience managed net credit loss rates for 2002 that would significantly exceed recent historical levels. See "Risk Factors—We Have Recently Experienced and May Continue to Experience Increased Delinquencies and Credit Losses" and "—Introduction and Recent Developments—Factors Affecting Credit Loss Ratios."

              The following table presents our net credit losses for consumer loans for the periods indicated and is presented both on a financial statement reporting basis and a managed portfolio basis:

	Year ended December 31,

(dollars in thousands)	2001	2000	1999

Reported
Average loans outstanding	$14,188,546	$12,828,454	$8,398,371
Net credit losses	$1,517,513	$1,070,974	$536,302
Net credit losses as a percentage of average loans outstanding	10.70%	8.35%	6.39%
Managed
Average loans outstanding	$29,834,793	$23,078,570	$16,480,783
Net credit losses	$3,216,823	$1,781,485	$1,143,849
Net credit losses as a percentage of average loans outstanding	10.78%	7.72%	6.94%

              Allowance and Provision for Credit Losses.    We maintain our allowance for credit losses at a level estimated to be adequate to absorb future principal charge-offs, net of recoveries, inherent in the existing reported loan portfolio. The allowance for credit losses is maintained for reported loans only (see "Managed Consumer Loan Portfolio and the Impact of Securitization"). Accordingly, the entire allowance is allocated to designated portfolios or pools of our reported loans.

              The allowance for credit losses is established through analysis of historical credit loss trends and reviews of current loss expectations that incorporate general economic conditions that may impact future losses. Loans are segregated by product type into general risk classifications by market segment. Quantitative factors (including historical delinquency roll rates, historical credit loss rates, customer characteristics, such as risk scores, and other data) are used to prepare comparative evaluations of the allowance for credit losses.

              In addition to the allowance for credit losses quantified through the review of historical and current portfolio characteristics, additional provisions for credit losses are recorded to address general credit risk factors. The general credit risk factors are consistent with applicable bank regulatory guidelines and include assessment of general macroeconomic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures among other factors. Also, we compare allowances established in prior periods with subsequent actual credit losses and perform peer group comparative analysis of lagged loss rates to coverage ratios.

              The following table sets forth the activity in the allowance for credit losses for the periods indicated:

	Year ended December 31,

(dollars in thousands)	2001	2000	1999

Balance at beginning of period	$1,436,004	$1,027,512	$451,245
Provision for credit losses	2,014,342	1,502,083	1,098,262
Credit losses	(1,667,223)	(1,183,679)	(609,947)
Recoveries	149,710	112,705	73,645
Other	-	(22,617)	14,307
Balance at end of period	$1,932,833	$1,436,004	$1,027,512
Allowance for credit losses to loans at period-end	16.76%	10.59%	8.86%
Reported loan balance (1)	$11,529,274	$13,560,724	$11,596,209
(1)
The 2001 balance excludes SFAS No. 133 market value adjustments of $29.9 million and loans held for sale of $1.41 billion.

              The allowance for credit losses increased to $1.93 billion, or 16.76% of reported loans, as of December 31, 2001, from $1.44 billion, or 10.59% of reported loans, as of December 31, 2000 and $1.03 billion, or 8.86% of reported loans, as of December 31, 1999. The increase in 2001 in the allowance for credit losses as a percentage of reported loans reflects a significant increase in the expected managed net credit loss rate (see "—Net Credit Losses"). As we continue to evaluate the allowance for credit losses in light of changes in asset quality, regulatory requirements, and general economic trends, the amount of the allowance and the ratio of the allowance for credit losses to loans may be adjusted.

Funding and Liquidity

              We seek to fund our assets through a diversified mix of funding products designed to appeal to a broad range of investors, with the goal of generating funding at the lowest cost available to us while maintaining liquidity at prudent levels and managing interest rate risk.

              The primary goal of our liquidity management is to provide funding to support our operations in varying business environments. We employ multiple strategies including diversification of funding sources, dispersion of maturities, and maintenance of a prudent investment portfolio and cash balances.

              Since our third quarter 2001 earnings announcement, our debt ratings and those of PNB have been downgraded. These downgrades and any future downgrades will have a negative effect on our ability to obtain funding. In addition, access to funding may be at a higher cost and on terms less favorable to us than those previously available as a result of the deterioration in our financial performance and asset quality.

              Our current long-term senior debt ratings are as follows:

	Standard & Poors(1)	Moody's Investors Service(2)	Fitch IBCA Duff & Phelps(2)

Providian Financial Corporation	B	B2	B+
Providian National Bank	BB-	Ba3	BB-
(1)
Stable outlook.
(2)
Negative ratings outlook.

              During the fourth quarter of 2001, we experienced a reduction in our liquidity position. While direct deposit volumes remained stable, new retail deposits generated through the broker channel were substantially lower compared to pre-announcement levels. Our cash and cash equivalents, federal funds sold and securities purchased under resale agreements, and available-for-sale investment securities declined by approximately $1.98 billion during the fourth quarter to end the year at $3.39 billion. This decrease was primarily due to continued asset growth, normal operating cash needs and deposit maturities in excess of new deposits.

              As part of our commitment to meet our goals under the Capital Plan, management is implementing measures to maintain strong levels of liquidity, including aggressive strategies with respect to strategic asset sales and securitizations. As of February 28, 2002, our liquidity position was $5.13 billion. This includes the proceeds from the sale of our interests in the Providian Master Trust to a subsidiary of JPMorgan Chase. The sale resulted in cash proceeds of over $2.8 billion. In addition, we recently entered into an agreement to sell our United Kingdom operations in a transaction expected to generate proceeds of approximately $575 million. We also are working with our investment bankers to develop a structure for the sale of a multi-billion dollar portfolio of higher risk credit card receivables.

              In addition, under the capital assurances and liquidity maintenance agreements we entered into with our banking subsidiaries, we have agreed to provide liquidity support to them. Our agreements with the banks to provide capital and liquidity support exempt certain near-term cash obligations of the parent, including current interest obligations under our 3.25% convertible senior notes due August 15, 2005 and current payments on the Providian Capital I 9.525% capital securities. In addition, certain accrued deferred compensation, miscellaneous working capital needs not to exceed $25 million and severance payments are generally exempt from our obligations under the agreements.

              Funding Sources and Maturities.    We seek to fund our assets by diversifying our distribution channels and offering a variety of funding products. Among the products we have used are direct and brokered deposits, money market accounts, asset-backed securities, term federal funds, and debt issuances. Distribution channels include direct phone and mail, brokerage and investment banking relationships, and the Internet.

              We offer maturity terms for our funding products that range up to 30 years. Actual maturity distributions depend on several factors, including expected asset duration, investor demand, relative costs, shape of the yield curve, and anticipated issuances in the securitization and capital markets. We seek to maintain a balanced distribution of maturities and avoid undue concentration in any one period. We monitor existing funding maturities and loan growth projections so that we can manage liquidity levels to support maturities.

              Given the recent downgrades in our credit ratings and deterioration in our financial performance and asset quality, our ability to attract deposits, borrow funds from other sources, and issue additional asset-backed securities has been adversely impacted and our cost of funds has risen relative to our historical standards.

              For the remainder of the year (March 1, 2002 through December 31, 2002) we have funding requirements from maturing deposits of $3.53 billion, maturing securitizations of $2.63 billion and maturing debt of $117.1 million. It is anticipated that these funding requirements along with any incremental asset growth will be met with securitization issuances, proceeds from strategic asset sales, new deposits, and our liquidity position, but we cannot assure you that this funding strategy will be successful.

              Deposits.    Deposits increased to $15.32 billion as of December 31, 2001 from $13.11 billion as of December 31, 2000. During the fourth quarter of 2001, deposits decreased by $426.9 million primarily due to maturities of dealer deposits that were not replaced. Our ability to attract retail deposits through the broker channel has substantially diminished since our third quarter earnings announcement. In addition, we are required to reduce reliance on deposits as a source of funding pursuant to the Capital Plan. The following table summarizes the contractual maturities of our deposits:

	December 31,

	2001			2000

(dollars in thousands)	Direct Deposits	Other Deposits	Total Deposits	Direct Deposits	Other Deposits	Total Deposits
Three months or less	$672,361	$961,046	$1,633,407	$696,492	$1,101,455	$1,797,947
Over three months through twelve months (1)	1,935,051	1,281,858	3,216,909	2,287,839	2,178,797	4,466,636
Over on year through five years	2,265,691	5,399,250	7,664,941	1,873,851	3,380,364	5,254,215
Over five years	29,433	1,687,232	1,716,665	-	662,313	662,313
Deposits without contractual maturity	1,086,204	39	1,086,243	889,168	40,755	929,923
Total Deposits	$5,988,740	$9,329,425	$15,318,165	$5,747,350	$7,363,684	$13,111,034
(1)
Maturities of deposits over three months through twelve months by quarter is as follows: second quarter 2002: $1.06 billion; third quarter 2002: $1.03 billion; fourth quarter 2002: $1.13 billion.

              As of December 31, 2001, PNB's capital ratios were below the "well capitalized" levels on a Call Report basis. As a result, PNB is (and will be for so long as it remains only "adequately capitalized") subject to ceilings on rates paid for deposits (limited to not more than 75 basis points higher than the prevailing rate in its market) and is (and will be for so long as it remains only "adequately capitalized") restricted from taking brokered deposits without a waiver from the FDIC. PNB applied for and received the required waiver, which is subject to limitations consistent with our Capital Plan. See "—Our Capital Plan and Other Regulatory Matters," "—Supervision and Regulation Generally—Federal Deposit Insurance Corporation Improvement Act of 1991." Restrictions on deposit rates may reduce the ability of our banking subsidiaries to raise deposits. We are working to restore broader access to the broker channel, but there can be no assurance that we will be able to do so.

              While still providing a substantial source of funding, we anticipate that during 2002, and consistent with the Capital Plan, deposit issuances will be at lower levels than those we have experienced historically.

              Securitizations.    We securitize loans in order to diversify funding sources and to obtain efficient all-in cost of funds, including the cost of capital. Our securitizations have a widely dispersed range of maturity terms.

              Securitizations may utilize commercial paper based conduit and other variable funding facilities that allow the funded amount to fluctuate. The conduit and variable funding facilities are generally renewable annually. Securitized funding under these facilities totaled $4.64 billion and $3.75 billion as of December 31, 2001 and 2000. In December 2001, we completed securitization transactions totaling $2.83 billion that replaced maturing or amortizing transactions totaling $1.98 billion. Also in February 2002, we terminated a securitization transaction which funded approximately $410 million of receivables arising from a portfolio of accounts we acquired in 1998. The following table presents the amounts of these conduit and variable funding facilities that are expected to amortize or otherwise become payable, based on current projections and the amounts outstanding as of February 28, 2002, during the following quarters if the facilities are not renewed:

During the Quarter Ending	Amount (dollars in millions)
March 31, 2002	$-
June 30, 2002	50
September 30, 2002	1,207
December 31, 2002	874

              Term securitizations are issued with expected maturities of greater than one year. During 2001, we completed ten term securitizations totaling $5.67 billion. Our term securitizations are expected to amortize over the periods indicated below, based on current projections and the amounts outstanding as of February 28, 2002:

Year	Amount Amortizing (dollars in millions)
2002(1)	$500
2003	711
2004	1,958
2005	1,928
2006	906
2007	553
2008	220
      (1)
      Amount amortizing by quarter in 2002: first quarter: $0; second quarter: $0; third quarter: $321; fourth quarter: $179.

              Unsecured Funding Facilities.    The following table shows our unsecured funding facilities and corresponding outstandings as of December 31, 2001:

	December 31, 2001

(in thousands)	Effective/ Issue Date	Facility Amount(1)	Outstanding	Final Maturity
Senior and subordinated bank note program(2)	2/98	$2,970,000	$323,314	2/13
Providian Financial shelf registration(3)	6/98	1,197,145	751,931	Various
Capital Securities	2/97	-	104,332	2/27
(1)
Funding availability and/or funding costs are subject to market conditions and contractual provisions.
(2)
Only available for new issuances if debt is rated investment grade. Facility Amount includes a sub-limit of $500 million of subordinated bank notes. Bank notes currently outstanding under this program are all medium-term senior bank notes.
(3)
Outstanding securities issued under the shelf registration consists of two convertible debt offerings with earliest possible required principal payment dates beginning in August 2005 and February 2006.

              The senior and subordinated bank note program was established by PNB and includes potential fixed or variable rate debt with maturities ranging from seven days to 15 years. However, this program is only available for debt that is rated investment grade at the time of issuance and is therefore not currently available to us. There can be no assurance that we will be able to successfully utilize this program in the future.

              In February 2001, we issued $884.0 million principal amount at maturity of our zero coupon convertible notes due February 15, 2021, with original issue discount accruing at a rate of 4.00% per annum on a semiannual bond equivalent basis, beginning on February 15, 2001. We will not pay interest on these notes before maturity, except in limited circumstances under which we may elect to pay interest at the rate of 4.00% per annum after the occurrence of certain events. The convertible notes are convertible at the option of the holder, as long as specified conditions are met, into shares of our common stock at a conversion rate of 6.2240 shares of common stock per note, subject to adjustment in certain events. However, we may pay cash rather than deliver shares of our common stock upon conversion under certain circumstances, based on the formula provided for in the notes. We may redeem all or a portion of the convertible notes for cash at any time on or after February 15, 2006. Holders of the notes have the option of requiring us to repurchase the notes on certain specified dates at the prices provided for in the notes, beginning in February 2006.

              Our principal source of funds for payment of dividends on our common stock is dividends received from our banking subsidiaries. The amount of dividends that a banking subsidiary may declare without receiving prior consent from its primary regulator is generally limited to the sum of its net income for the current year and its retained net income for the previous two years, less any dividends declared during the related three-year measurement period. In addition, a bank may not declare dividends if such declaration would leave the bank inadequately capitalized and a bank's regulator may impose additional restrictions on the payment of dividends (see "—Introduction and Recent Developments"). Therefore, our ability to pay dividends on our common stock depends on the future net income and capital requirements of our banking subsidiaries. However, our banking subsidiaries have agreed not to pay any dividends to us during the term of their regulatory agreements without first obtaining prior regulatory consent. See "Our Capital Plan and Other Regulatory Matters." Our banking subsidiaries do not currently have any plans to seek such approval. In addition, as previously noted, our board of directors has suspended for an indefinite period the payment of quarterly cash dividends on our common stock.

              Investments.    We maintain short-term liquidity through interest earning deposits with other banks, federal funds sold, securities purchased under resale agreements and similar arrangements, and other cash equivalents. We also maintain a portfolio of high-quality investment securities, such as U.S. government and agency obligations, mortgage-backed securities, and commercial paper. Investment securities decreased to $1.32 billion as of December 31, 2001 from $2.57 billion as of December 31, 2000. Federal funds sold and securities purchased under resale agreements or similar arrangements increased to $1.61 billion as of December 31, 2001 from $307.2 million as of December 31, 2000.

              Credit Facilities.    In conjunction with the completion of securitizations in December 2001, we cancelled all unsecured committed lines of credit provided to our banking subsidiaries and us. Among these cancelled lines of credit was a $750 million revolving credit facility available to PNB and PB that had been scheduled to expire in January 2003. We guaranteed the payment, when due, of our banking subsidiaries' obligations under this facility. The cancelled lines of credit also included four 364-day lines of credit totaling $250 million, under which short-term borrowings were available to us for general corporate purposes. These 364-day credit facilities had been scheduled to expire beginning in January 2002. Neither we nor our banking subsidiaries borrowed any funds under any of these lines of credit during the period from January 1, 2001 through their cancellation dates.

              In December 2001 we repaid £42 million ($60 million equivalent based on the exchange rate at December 31, 2001) of loans outstanding and cancelled a sterling denominated 364-day committed line of credit for £50 million ($72.7 million equivalent based on the exchange rate at December 31, 2001) under which short-term borrowings were available to our United Kingdom operations. This line of credit had been scheduled to expire in June 2002.

Capital Adequacy

              Each of our banking subsidiaries is subject to capital adequacy guidelines as defined by its primary federal regulator. Core capital (Tier 1) consists principally of shareholders' equity less goodwill. Total risk-based capital (Tier 1 + Tier 2) includes a portion of the reserve for credit losses and other capital components. Based on these classifications of capital, the capital adequacy regulations establish three capital adequacy ratios that are used to measure whether a financial institution is "well capitalized" or "adequately capitalized," as set forth below:

Capital Ratio	Calculation	Well Capitalized Ratios	Adequately Capitalized Ratios
Total risk-based	(Tier 1 + Tier 2)/Total risk-based assets	≥10%	≥8% <10%
Tier 1	Tier 1/Total risk-based assets	≥ 6%	≥4% < 6%
Leverage	Tier 1/Adjusted average assets	≥ 5%	≥4% < 5%

See "Our Capital Plan and Other Regulatory Matters—Capital Requirements" and "Federal Deposit Insurance Corporation Improvements Act of 1991." As of December 31, 2001, our banking subsidiaries' capital ratios, on a Call Report basis, were as follows:

Capital Ratios
(Call Report Basis)

Capital Ratio	Providian National Bank	Providian Bank
Total risk-based	9.47%	11.93%
Tier 1	8.13%	10.48%
Leverage	12.46%	5.67%

              Pursuant to our Capital Plan, our capital is also evaluated under the Subprime Guidance. See "Our Capital Plan and Other Regulatory Matters" and "Our Capital Plan and Other Regulatory Matters—Capital Requirements." Application of the Subprime Guidance in the Capital Plan results in a higher overall risk weighting on the loan portfolio as a whole than would otherwise be required by the regulations. The resulting capital ratios, after applying the Subprime Guidance, as of December 31, 2001, were as follows:

Capital Ratios
(Applying Subprime Guidance)

Capital Ratio	Providian National Bank	Providian Bank
Total risk-based	7.73%	6.83%
Tier 1	6.43%	6.07%
Leverage	12.46%	5.67%

              PNB and PB, on a combined basis (and PNB, prior to a merger of PNB and PB), have committed in the Capital Plan to achieve, by March 31, 2002, a total risk-based capital ratio of at least 8% after applying the Subprime Guidance risk weightings, and to achieve, by June 30, 2003, a total risk-based capital ratio of at least 10% after applying the Subprime Guidance risk weightings. Future capital ratios will depend on the level of internally generated capital as well as the level of loan growth and changes in loan mix. Growth in on-balance sheet receivables, combined with the growth in spread accounts relating to our securitizations, may result in the banks' total risk-based capital ratios, after applying the Subprime Guidance, falling below the 10% level in some subsequent quarters. However, we expect that the recently completed sale of our interests in the Providian Master Trust and the completion of other strategic initiatives that are currently underway, as well as the generation of internal capital through the recognition of net income, will permit our banking subsidiaries, on a combined basis, to achieve a total risk-based capital ratio of at least 10% after applying the Subprime Guidance risk weightings reflected in the Capital Plan, on a combined basis, before the required June 30, 2003 date.

              In accordance with the banking regulators' risk-based capital standards, risk-based capital must be maintained for assets transferred with recourse in an amount no greater than the maximum amount of recourse for which a regulated entity is contractually liable. This rule, known as the low-level recourse rule, applies to transactions accounted for as sales under GAAP in which a bank contractually limits its risk of loss or recourse exposure to less than the full effective minimum risk-based capital requirement for the assets transferred. Low-level recourse transactions arise when a bank securitizes assets and uses contractual cash flows, retained subordinated interests, or other assets as credit enhancements. Accordingly, our banking subsidiaries are required to hold risk-based capital equivalent to the maximum recourse exposure on the assets transferred, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

              In November 2001, the federal banking agencies published a final rule to revise the agencies' regulatory capital standards to address the treatment of recourse obligations, residual interests and direct credit substitutes that expose banks to credit risk (the "residual interest rule"). The residual interest rule adds new standards for the treatment of residual interests, including a concentration limit for credit-enhancing interest-only strips. This rule is intended to result in more consistent regulatory capital treatment for certain transactions involving similar risk, and capital requirements that more closely reflect a banking organization's relative exposure to credit risk. The final rule is effective January 1, 2002 for any transaction covered under the rule that settles on or after the effective date. Banks that entered into transactions before the effective date may elect early adoption of any provision of the final rule or may delay application of the rule to those transactions until December 31, 2002.

              Specifically, the final rule amends the current capital standards by: (1) providing a more consistent risk-based capital treatment for recourse obligations and direct credit substitutes, (2) applying a ratings-based approach that sets capital requirements for positions in securitized transactions, (3) deducting from Tier 1 capital the amount of credit-enhancing interest-only strips that exceeds 25% of Tier 1 capital (concentration limit), and (4) requiring "dollar-for-dollar" risk based capital for certain residual interests not deducted from Tier 1 capital (dollar-for-dollar capital requirement). As of December 31, 2001, based on our calculation, PNB's interest-only strips represented 13.4% of its Tier 1 capital, which is below the 25% concentration limit, and PB had no interest-only strips.

              Our banking subsidiaries have elected early adoption of the residual interest rule effective January 1, 2002 for transactions entered into before that date. Including the "dollar-for-dollar" capital requirement of the residual interest rule will require PNB, our primary banking subsidiary, to hold additional capital in order to achieve well-capitalized status. Applying the new rule to PNB's risk-based capital calculation on a pro forma basis as of December 31, 2001, PNB's Total risk-based, Tier 1 and Leverage capital ratios would have been 7.83%, 6.53%, and 12.46%.

Asset/Liability Risk Management

              Our assets and liabilities consist primarily of investments in interest-earning assets (loans receivable and investment securities) that are primarily funded by interest-bearing liabilities (deposits and borrowings). As a result, our earnings are subject to risk resulting from interest rate fluctuations to the extent that there is a difference between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature, reprice, prepay or withdraw in a specific period.

              Our receivables accrue finance charges at rates that are either fixed or float at a spread above the prime rate. While our fixed rate credit card receivables have no stated maturity or repricing period, we generally may adjust the rate charged after providing the required notice to the customer. Interest rates on our liabilities are generally indexed to LIBOR or bear a fixed rate until maturity. This asset/liability structure exposes us to two types of interest rate risk: (a) repricing risk, which results from differences between the timing of rate changes and the timing of cash flows; and (b) basis risk, which arises from changing spread relationships between yield curves and indexes.

              The principal objective of our asset/liability risk management activities is to monitor and control our exposure to adverse effects resulting from movements of interest rates over time. We measure and manage interest rate risk individually for each banking subsidiary and on a consolidated basis, including both reported and managed assets and liabilities. To measure exposure to interest rate changes, we use net interest income (NII) and market value of portfolio equity (MVPE) simulation analysis.

              The following table presents the estimated effects of positive and negative parallel shifts in interest rates as calculated at December 31, 2001 using the Company's interest rate risk model and takes into consideration our hedging activity:

	Percentage Change In(1)

Change in Interest Rates (in basis points)	NII(2)	MVPE(3)
+200	(5.1)%	(11.5)%
Flat	0%	0%
-200	5.1%	12.1%
  (1)
  The information shown is presented on a consolidated managed asset/liability basis, giving effect to securitizations and related funding.
  (2)
  This column compares NII over twelve months in a stable interest rate environment to scenarios in which interest rates rise and fall by 200 basis points.
  (3)
  This column compares MVPE in a stable interest rate environment to scenarios in which interest rates rise and fall by 200 basis points. MVPE is defined as the present value of expected net cash flows from existing assets, liabilities, and off-balance sheet transactions.

              As part of our interest rate risk measurement process, we estimate the repricing sensitivity of our fixed rate credit card loans. The actual repricing sensitivity of these loans depends on how our customers and competitors respond to changes in market interest rates. In addition, the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond our control. As a result, certain assets and liabilities assumed to mature or otherwise reprice within a certain period may in fact mature or reprice at different times and at different volumes. As of December 31, 2001, we modeled the average repricing maturity of our fixed rate credit card loans at between 15 and 24 months. The table above should be viewed as our estimate of the general effect of broad and sustained interest rate movements on our net income and portfolio value, calculated as of December 31, 2001.

              We generally seek to mitigate earnings volatility associated with interest rate movement by matching the modeled repricing characteristics of reported and managed assets and liabilities. When matching the repricing characteristics of assets and liabilities is not possible or efficient, we generally seek to use derivative financial instruments, including interest rate swap and cap agreements, to reduce interest rate risk. We do not trade derivatives or use derivatives to speculate on interest rates and we believe our use of such instruments is prudent and is consistent with industry standards.

              Foreign currency exchange rate risk refers to the potential changes in current and future earnings or capital arising from movements in foreign exchange rates. Our foreign currency exchange rate risk arises from investments in foreign subsidiaries and branches and non-functional currency assets and liabilities. We use foreign exchange forward contracts to hedge foreign currency exchange rate risk. At December 31, 2001, our foreign currency exposure included British pounds sterling and Argentine pesos. Our British pound sterling exposure was substantially hedged, while the Argentine peso exposure increased because hedging vehicles were not available at a cost or on terms satisfactory to us. In response to the Argentine government's move to devalue the peso by 29% as part of a new dual exchange rate system, we realized a $45 million foreign currency remeasurement loss during the fourth quarter of 2001.

              The following table presents the notional amounts of interest rate swap and cap agreements purchased during the periods indicated:

	Year ended December 31,

(dollars in thousands)	2001	2000	1999

Interest Rate
Swap Agreements
Beginning balance	$1,375,476	$1,050,476	$635,500
Additions	1,915,200	335,000	500,476
Maturities	1,997,476	10,000	85,500
Ending balance	$1,293,200	$1,375,476	$1,050,476
Interest Rate
Cap Agreements
Beginning balance	$13,625	$19,878	$25,961
Additions	-	-	-
Maturities	5,742	6,253	6,083
Ending balance	$7,883	$13,625	$19,878

              Notional amounts of interest rate swaps outstanding have remained roughly constant over the prior year, as growth of fixed rate deposits largely offset the growth of fixed rate loans. As market conditions or our asset/liability mix change, we may increase or decrease the notional amount of interest rate swaps and caps outstanding in order to manage our interest rate risk within prudent levels.

              We manage credit risk arising from derivative transactions through an ongoing credit review, approval, and monitoring process. "Credit risk" for these derivative transactions is defined as the risk that a loss will occur as the result of a derivative counterparty defaulting on a contract when the contract is in a favorable economic position to us. We may enter into master netting, market settlement, or collateralization agreements with derivative counterparties to further reduce the credit exposure arising from our hedging transactions.

OUR EXECUTIVE OFFICERS

              Our executive officers and information regarding their positions and business experiences are as follows:

Name and Age	Principal Occupation and Business Experience
Joseph W. Saunders Age: 56
President and Chief Executive Officer since November 2001. Mr. Saunders was Chairman and Chief Executive Officer of Fleet Credit Card LLC from 1997 to November 2001. Prior to that, he was head of the credit card operations at Household Credit Services and held various executive positions at Household International, Inc. over a 12-year period.
Susan Gleason Age: 54
Vice Chairman, Operations and Systems, since January 2002. Ms. Gleason was Executive Vice President, Operations and Information Technology, at Fleet Credit Card Services from 1998 to January 2002. From 1985 to 1998, she held various executive positions at Household Credit Services, with responsibility in the areas of operations, information technology, human relations, facilities and security.
James G. Jones Age: 53
Vice Chairman of Credit and Collections since January 2002. Mr. Jones was President, International Business, from September 2000 until January 2002. Prior to that, he was President of Direct Banking and Insurance at Bank of America, responsible for telephone banking, interactive banking, military banking, student lending, associate banking, and insurance, from 1998 to 2000. He was Group Executive Vice President and Head of Consumer Credit at Bank of America from 1992 to 1998.
Ellen Richey Age: 53
Vice Chairman since October 1999, and General Counsel and Secretary since January 1995. Ms. Richey was Executive Vice President from June 1997 to October 1999 and Senior Vice President from January 1995 to June 1997. She joined Providian in 1994.
David J. Petrini Age: 41
Chief Financial Officer since February 19, 2002. Vice Chairman, Finance, Administration and Technology, from April 2001 until February 15, 2002. Executive Vice President and Chief Financial Officer from December 1998 until April 2001 and Treasurer from December 1998 to March 1999. Mr. Petrini was Senior Vice President and Chief Financial Officer from January 1997 to December 1998 and Senior Vice President and Senior Financial Officer from December 1994 to January 1997.
Warren Wilcox Age: 44
Vice Chairman, Marketing and Strategic Planning since January 2002. From 1998 to 2001, Mr. Wilcox was Executive Vice President, Planning and Development, Fleet Credit Card Services. From 1994 to 1998, he was Executive Director, Planning and Marketing at Household Credit Services.

Consolidated Statements of Financial Condition
Providian Financial Corporation and Subsidiaries

	December 31,

(dollars in thousands, except per share data)	2001	2000

Assets
Cash and cash equivalents	$449,586	$430,554
Federal funds sold and securities purchased under resale agreements	1,611,000	307,206
Investment securities:
Available-for-sale (at market value, amortized cost of $1,302,435 and $1,849,619 at December 31, 2001 and 2000)	1,324,465	1,885,474
Held-to-maturity (market value of $686,721 at December 31, 2000)	-	686,214
Loans held for securitization or sale	1,410,603	-
Loans receivable, less allowance for credit losses of $1,932,833 at December 31, 2001 and $1,436,004 at December 31, 2000	9,626,307	12,124,720
Premises and equipment, net	183,829	177,344
Interest receivable	116,053	157,234
Due from securitizations	2,926,181	971,939
Deferred taxes	1,030,340	679,782
Other assets	521,159	400,967
Assets of discontinued operations	738,643	233,879
Total Assets	$19,938,166	$18,055,313
Liabilities
Deposits:
Non-interest bearing	$71,232	$79,097
Interest bearing	15,246,933	13,031,937
	15,318,165	13,111,034
Short-term borrowings	117,176	15,243
Long-term borrowings	959,281	1,024,163
Deferred fee revenue	468,310	660,466
Accrued expenses and other liabilities	885,780	1,080,910
Liabilities of discontinued operations	177,611	20,257
Total liabilities	17,926,323	15,912,073
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company (Capital Securities)	104,332	111,057
Shareholders' Equity
Common stock, par value $0.01 per share (authorized: 800,000,000 shares; issued: December 31, 2001 – 286,209,960 shares; December 31, 2000 – 286,215,960 shares)	2,862	2,862
Retained earnings	1,971,359	2,014,205
Cumulative other comprehensive income	9,807	21,092
Common stock held in treasury – at cost: (December 31, 2001 – 1,383,562 shares; December 31, 2000 – 304,530 shares)	(76,517)	(5,976)
Total shareholders' equity	1,907,511	2,032,183
Total liabilities and shareholders' equity	$19,938,166	$18,055,313

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income
Providian Financial Corporation and Subsidiaries

	Year ended December 31,

(dollars in thousands, except per share data)	2001	2000	1999

Interest Income
Loans	$2,393,389	$2,455,695	$1,558,945
Federal funds sold and securities purchased under resale agreements	41,928	85,899	34,334
Other	152,398	144,611	30,326
Total interest income	2,587,715	2,686,205	1,623,605
Interest Expense
Deposits	872,977	812,982	356,736
Borrowings	61,332	61,797	91,634
Total interest expense	934,309	874,779	448,370
Net interest income	1,653,406	1,811,426	1,175,235
Provision for credit losses	2,014,342	1,502,083	1,098,262
Net interest income after provision for credit losses	(360,936)	309,343	76,973
Non-Interest Income
Servicing and securitizations	853,444	855,305	620,223
Credit product fee income	1,892,137	2,187,752	1,753,713
Other	196,612	193,612	38,185
	2,942,193	3,236,669	2,412,121
Non-Interest Expense
Salaries and employee benefits	667,902	682,435	486,327
Solicitation and advertising	615,427	525,542	426,984
Occupancy, furniture, and equipment	222,169	158,825	101,934
Data processing and communication	202,501	177,498	124,558
Other	639,511	861,720	418,529
	2,347,510	2,406,020	1,558,332
Income from continuing operations before income taxes	233,747	1,139,992	930,762
Income tax expense	92,330	455,968	372,488
Income from continuing operations	141,417	684,024	558,274
Loss from discontinued operations (net of related tax benefits of $77,218, $21,508, and $5,335, for 2001, 2000 and 1999, respectively)	(118,271)	(32,262)	(8,002)
Extraordinary item extinguishment of debt (net of related tax expense of $9,078)	13,905	-	-
Cumulative effect of change in accounting principle (net of related tax expense of $1,284)	1,846	-	-
Net Income	$38,897	$651,762	$550,272
Earnings per common share – basic
Income from continuing operations	$0.50	$2.41	$1.97
Loss from discontinued operations – net of related taxes	(0.42)	(0.12)	(0.02)
Extraordinary item – net of related taxes	0.05	-	-
Cumulative effect of change in accounting principle – net of related taxes	0.01	-	-
Net Income	$0.14	$2.29	$1.95
Earnings per common share – assuming dilution
Income from continuing operations	$0.49	$2.34	$1.92
Loss from discontinued operations – net of related taxes	(0.42)	(0.11)	(0.03)
Extraordinary item – net of related taxes	0.05	-	-
Cumulative effect of change in accounting principle – net of related taxes	0.01	-	-
Net Income	$0.13	$2.23	$1.89
Cash dividends paid per common share	$0.0900	$0.1050	$0.1000
Weighted average common shares outstanding – basic (000)	284,299	284,174	282,742
Weighted average common shares outstanding – assuming dilution (000)	289,622	294,042	291,094

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity
Providian Financial Corporation and Subsidiaries

(dollars in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Cumulative Other Comprehensive Income	Common Held Stock in Treasury	Total
Balance at December 31, 1998	$954	$-	$866,005	$(320)	$(63,452)	$803,187
Comprehensive income:
Net Income			550,272			550,272
Other comprehensive income:
Unrealized loss on securities, net of income tax benefit of $1,256				(1,887)		(1,887)
Foreign currency translation adjustments, net of income tax expense of $30				46		46

Other comprehensive income						(1,841)

Comprehensive income						548,431
Cash dividend: Common – $0.10 per share			(28,374)			(28,374)
Purchase of 1,915,846 common shares for treasury		25,723			(99,727)	(74,004)
Exercise of stock options and other awards		(72,785)	6,390		93,826	27,431
Issuance of restricted and unrestricted stock less forfeited shares		(434)			8,743	8,309
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $7,738		(571)				(571)
Net tax effect from employee stock plans		48,067				48,067
Balance at December 31, 1999	$954	$-	$1,394,293	$(2,161)	$(60,610)	$1,332,476
Comprehensive income:
Net Income			651,762			651,762
Other comprehensive income:
Unrealized gain on securities, net of ncome tax expense of $15,813				23,720		23,720
Foreign currency translation adjustments, net of income tax benefit of $251				(467)		(467)

Other comprehensive income						23,253

Comprehensive income						675,015
Cash dividend: Common – $0.105 per share			(29,932)			(29,932)
Stock dividend: Dividend rate of 100% Par $0.01	1,431		(1,431)			-
Adjustment for stock dividend	477	(473)	(4)			-
Purchase of 1,437,782 common shares for treasury		25,120			(65,551)	(40,431)
Exercise of stock options and other awards		(52,473)	(483)		92,909	39,953
Issuance of restricted and unrestricted stock less forfeited shares		(8,665)			27,276	18,611
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $13,518		(5,093)				(5,093)
Net tax effect from employee stock plans		41,584				41,584
Balance at December 31, 2000	$2,862	$-	$2,014,205	$21,092	$(5,976)	$2,032,183
Comprehensive income:
Net Income			38,897			38,897
Other comprehensive income:
Unrealized loss on securities, net of income tax benefit of $7,407				(10,635)		(10,635)
Foreign currency translation adjustments, net of income tax benefit of $424				(650)		(650)

Other comprehensive income						(11,285)

Comprehensive income						27,612
Cash dividend: Common – $0.09 per share			(25,685)			(25,685)
Purchase of 4,427,153 common shares for treasury		(959)			(221,678)	(222,637)

Exercise of stock options and other awards		(24,869)	(56,058)		127,915	46,988
Issuance of restricted and unrestricted stock less forfeited shares		(12,210)			23,222	11,012
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $12,731		1,719				1,719
Net tax effect from employee stock plans		36,319				36,319
Balance at December 31, 2001	$2,862	$-	$1,971,359	$9,807	$(76,517)	$1,907,511

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Providian Financial Corporation and Subsidiaries

	Year ended December 31,

(dollars in thousands)	2001	2000	1999
Operating Activities
Net Income	$38,897	$651,762	$550,272
Add: Loss from discontinued operations	118,271	32,262	8,002
Less: Extraordinary item – extinguishment of debt	(13,905)	-	-
Less: Cumulative effect of change in accounting principle	(1,846)	-	-
Income from continuing operations	141,417	684,024	558,274
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Provision for credit losses	2,014,342	1,502,083	1,098,262
Depreciation and amortization of premises and equipment	70,196	52,243	34,450
Amortization of net loan acquisition costs	65,185	34,883	63,016
Amortization of deferred compensation related to restricted and unrestricted stock	12,731	13,518	7,738
(Decrease) increase in deferred fee revenue	(192,156)	81,886	262,872
Increase in deferred income tax benefit	(348,018)	(124,304)	(263,584)
Decrease (increase) in interest receivable	41,181	(49,241)	(56,192)
Gain from sale of home loans	-	(64,671)	-
Net increase in other assets	(217,454)	(146,910)	(206,186)
Net (decrease) increase in accrued expenses and other liabilities	(129,052)	478,567	284,229
Net cash provided by operating activities	1,458,372	2,462,078	1,782,879
Investing Activities
Net cash used for loan originations and principal collections on loans receivable	(7,223,629)	(8,501,234)	(8,057,304)
Net increase in securitized loans	6,331,016	3,862,578	1,835,739
Net proceeds from sale of home loans	-	1,609,313	-
Portfolio acquisitions	-	-	(127,119)
Increase in due from securitizations	(1,954,242)	(357,722)	(159,843)
Purchases of available-for-sale investment securities	(23,315,593)	(1,577,288)	(376,790)
Proceeds from maturities and sales of available-for-sale investment securities	24,548,991	186,585	125,948
Net (increase) decrease in held-to-maturity investments	-	(559,956)	99,882
(Increase) decrease in federal funds sold and securities purchased under resale agreements or similar arrangements	(1,303,794)	990,794	(1,000,131)
Net purchases of premises and equipment	(76,681)	(90,834)	(91,069)
Net cash used by investing activities	(2,993,932)	(4,437,764)	(7,750,687)
Financing Activities
Net increase in deposits	2,168,281	2,573,633	5,865,103
Proceeds from issuance of term federal funds	382,193	1,355,000	1,873,000
Repayment of term federal funds	(397,193)	(1,440,093)	(2,245,000)
Increase in other short-term borrowings	964	-	-
Repayment of short-term borrowings	-	-	(163)
Proceeds from long-term borrowings	413,937	402,500	629,870
Repayment of long-term borrowings	(341,498)	(336,393)	(71,571)
Repurchase of capital securities	(5,077)	(48,943)	-
Purchase of treasury stock	(222,637)	(40,431)	(74,004)
Dividends paid	(25,685)	(29,932)	(28,374)
Proceeds from exercise of stock options	46,988	39,953	27,431
Net cash provided by financing activities	2,020,273	2,475,294	5,976,292
Net cash related to discontinued operations	(465,681)	(247,220)	(6,666)
Net Increase in Cash and Cash Equivalents	19,032	252,388	1,818
Cash and cash equivalents at beginning of period	430,554	178,166	176,348
Cash and cash equivalents at end of period	$449,586	$430,554	$178,166
Supplemental Disclosures
Interest expense paid	$916,747	$806,232	$390,086
Income taxes paid	$331,356	$539,076	$617,929

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Providian Financial Corporation and Subsidiaries
December 31, 2001 and 2000

Note 1. Organization and Basis of Presentation

Providian Financial Corporation (the "Company") is incorporated under the laws of Delaware. The Company's principal wholly owned banking subsidiaries are Providian National Bank ("PNB") and Providian Bank ("PB"). Through its banking subsidiaries, the Company provides consumer lending and deposit products throughout the United States and has international operations in the United Kingdom and Argentina. The Company markets consumer loans and deposits using distribution channels such as mail, telephone, and the Internet.

In November 2001, the Company announced that it would discontinue its operations in Argentina and the United Kingdom. Accordingly, the assets, liabilities, and operations of these foreign subsidiaries and branches are reflected as discontinued operations on the Company's statements of financial condition and statements of income.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") that require management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. Therefore, actual results could differ from these estimates. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year amounts, including discontinued operations, have been reclassified to conform to the 2001 presentation.

Note 2. Summary of Significant Accounting Policies

Cash and cash equivalents.    Cash and cash equivalents include cash on hand and short-term investments convertible into cash upon demand. The Company is required to maintain reserves with the Federal Reserve Bank based on a percentage of its deposit liabilities.

Investment securities.    Investment securities available-for-sale consist primarily of mortgage-backed securities and are reported at market value with unrealized gains and losses, net-of-tax, reported as a component of "cumulative other comprehensive income" in shareholders' equity. Investment securities held-to-maturity are securities that the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. The Company does not hold investment securities for trading purposes. The amortization of premiums and accretion of discounts related to investment securities held-to-maturity are included in "other interest income" in the Company's consolidated statements of income. Realized gains and losses and other than temporary impairments related to investment securities are determined using specific identification and are reported in "other non-interest income" in the Company's consolidated statements of income.

Loans held for Securitization or Sale.    Loans held for securitization or sale represent loans eligible for securitization or sale that management intends to securitize or sell within six months. These loans are carried at the lower of aggregate cost or market value. At December 31, 2001, loans held for securitization or sale primarily consisted of loans held for sale as part of the Company's sale of its interests in the Providian Master Trust (see Note 4—Subsequent Events).

Securitizations.    The Company sells loans receivable in securitization transactions which are reported in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125." In a securitization, the Company transfers ownership of a portfolio of loans receivable to an entity created for securitization, generally a trust or other special purpose entity (the "trust"). The trust issues securities representing undivided beneficial interests in the assets of the trust to investors in public offerings or private placement transactions. Any remaining undivided interest remaining in the trust that is not sold or retained by the Company as a retained subordinated interest is retained by the Company as the "seller's interest." The Company includes the seller's interest in loans receivable and maintains an allowance for credit losses related to these loans receivable. The senior classes of beneficial interests issued by the trust that are sold to third parties may receive a credit rating at the time of issuance which is achieved through the sale of subordinated classes of asset-backed securities and other forms of credit enhancement.

At the time of the sale, the trust remits the net cash proceeds from the sale of the securities to the Company, and the Company removes the loans receivable and the related allowance for credit losses from its consolidated statement of financial condition. The Company retains servicing and recognizes certain retained interests in the securitized receivables at estimated fair value. In accordance with SFAS No. 140, the Company also recognizes a gain or loss on the sale of the loans receivable at the time of the sale based on the estimated fair value of the assets sold and retained and the liabilities incurred in the sale.

The Company's retained interests are reported at estimated fair value and include interest-only strips, any spread accounts and any subordinated interests retained in the transferred receivables. The interest-only strip represents the present value of the Company's contractual right to receive excess cash flows generated over the life of the receivables. The Company estimates the fair value of the interest-only strip based on the present value of the expected excess of collectible finance charge and fee income over the sum of investor interest payments, expected credit losses, and estimated servicing fees and other transaction expenses. The valuation of interest-only strips receivable requires the Company to estimate annual percentage rates that will be charged to customers, loan performance fee yields, credit losses, contractual servicing fees and repayment trends of the underlying assets. These factors are included in a discounted cash flow analysis to project the amount of excess servicing to be collected from the loans currently outstanding.

The valuation of a retained subordinated interest uses a bond discount valuation methodology that incorporates the repayment of the outstanding subordinated interest over time, market rates of expected interest income, and the credit risk of the underlying loans. The valuation of interest-only strips receivable requires projections of credit losses and repayment trends on the underlying assets. These factors are included in a discounted cash flow analysis to project the amount of excess servicing to be collected from the loans currently outstanding. If excess servicing falls below specified levels, securitization structures may require a portion of the cash flow to be used to fund spread accounts as an additional credit enhancement. The spread account balances are maintained until excess servicing improves or the securitization transaction terminates. The Company recognizes the fair value of spread accounts through a discounted cash flow analysis based on projected amounts to be released from spread account balances.

At least quarterly, the Company adjusts the valuation of its retained interests to reflect changes in the amount of the securitized loans outstanding and any changes to key estimates made by the Company.

The interest-only strip, spread accounts and retained subordinated interests are reported as a component of "due from securitizations" on the Company's balance sheet, and the gain or loss on the sale of the loans receivable and any changes in the estimated fair value of the retained interests are reported as a component of "servicing and securitization income." The use of estimates is inherent in the valuation of the Company's retained interests, and as a result, these estimates could change in the future as a result of changes in the underlying economic assumptions.

Interest income on loans.    Interest income on loans is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. During 2001, the Company accelerated the recognition of the estimated uncollectible portion of accrued finance charges for all credit card receivables, including those that are current, due to deterioration in the underlying characteristics of the loan portfolio and increased loss experience. Previously, these finance charges were reversed against current period interest income at the time of charge-off of the related account. The effect of this change in estimate was to advance the timing of finance charge income reversals, resulting in a decrease in loans receivable and finance charge income of $185.4 million during 2001. Beginning in January 2002, the Company will not accrue the estimated uncollectible portion of finance charge income.

Allowance for credit losses.    The loan portfolio is regularly reviewed so as to maintain an allowance for principal credit losses at a level that, in management's judgment, is adequate to provide an appropriate allowance for credit losses inherent in the existing reported portfolio. In estimating the allowance for credit losses, management considers the inherent risk characteristics of the loan portfolio, the impact of economic conditions on the customers' ability to repay, recent trends in delinquencies and charge-offs, including bankruptcies, historical trends in loan volume, uncertainties in the estimation process and other factors. Significant changes in these factors could impact the allowance for credit losses. A provision is charged against earnings to maintain the allowance for credit losses at an appropriate level.

As part of its evaluation of the allowance for credit losses, the Company segregates loans by product type into general risk classifications by market segment. Quantitative factors (including historical delinquency roll rates, historical credit loss rates, customer characteristics, such as risk scores, and other data) are used to prepare comparative evaluations of the allowance for credit losses. In evaluating the need to establish additional allowances, the Company considers additional factors, including general economic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures. The Company compares actual credit loss performance against estimated credit losses, and may modify its credit loss allowance evaluation model accordingly. The Company also challenges the effectiveness of its allowance setting policy by comparing lagged loss rates and coverage ratios to its actual loss experience and to that of other credit card lenders. The Company's policy is to recognize principal charge-offs on loans no later than 180 days after they become contractually past due. The Company batches notifications of customers who have declared bankruptcy or died and charges off the related amounts once per month.

Credit Card Fraud Losses.    The Company experiences fraud losses from the unauthorized use of credit cards (including credit cards obtained through fraudulent applications). Transactions suspected of being fraudulent are charged to non-interest expense after an investigation period of up to 60 days.

Premises and equipment.    Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of the related assets.

Credit product fee income.    Credit product fee income includes performance fees (late, overlimit and returned check charges), annual membership fees, cash advance fees, line management fees, and processing fees. Credit product fee income also includes revenue from cardholder service products, which are generally recorded as customer purchases, and interchange fees received from bankcard associations. Cardholder service product and annual membership revenue is recognized ratably over the customer privilege period.

During 2001, the method for estimating the uncollectible portion of credit product fees billed monthly (late, overlimit, returned check charges and monthly-billed cardholder service products) was modified to include both delinquent and current loans, due to deterioration in the underlying credit characteristics of the loan portfolio and increased loss experience. Previously, the estimated uncollectible portion of fees receivable was reversed against income on those accounts that were 90 or more days delinquent. The effect of this change was to advance the timing of loss recognition for monthly billed fee income, resulting in a decrease in loans receivable and credit product fee income of $198.3 million during the year ended December 31, 2001.

Foreign currency translation and transactions.    The Company has operations in the United Kingdom and Argentina. The functional currency of the Company's subsidiaries and branches in these locations is the same as the local currency of the United Kingdom and Argentina. Assets and liabilities of these subsidiaries and branches are translated into U.S. dollars at the exchange rates in effect as of the balance sheet date. Results of operations are translated using actual exchange rates for the period in which the transaction occurred. Translation adjustments are reported as a component of "cumulative other comprehensive income" in the Company's consolidated statements of financial condition, net of related taxes. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in "loss from discontinued operations" on the consolidated statements of income.

Derivative financial instruments.    The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. Upon adoption, the Company reported a transition adjustment, the cumulative effect of which was to increase reported income by $1.8 million, net of related taxes. Since adoption of SFAS No. 133, the Company has designated each derivative contract as one of the following at the time the contract is executed: (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge), (3) a hedge of a net investment in a foreign operation (a net investment hedge), or (4) a natural hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item (an economic hedge).

For fair value hedges, both the effective and ineffective portions of the change in the fair value of the derivative, along with the change in fair value on the hedged item that is attributable to the hedged risk, are reported in earnings and reported in the consolidated statements of income in "other non-interest income." If a hedge designation is removed prior to maturity, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item. If the underlying item being hedged is removed, the derivative will subsequently be accounted for as an economic hedge.

The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is reported in "cumulative other comprehensive income." When the cash flows associated with the hedged item are realized, the gain or loss included in "cumulative other comprehensive income" is recognized on the same line in the consolidated statements of income as the hedged item. The ineffective portion of a change in fair value of a cash flow hedge is reported in "other non-interest income." During 2001, the Company did not designate any derivatives as cash flow hedges.

Foreign exchange forward contracts are primarily used to hedge the Company's net investment in its foreign subsidiaries and branches. Forward contracts are commitments to buy or sell foreign currency at a future date for a contracted rate. All of the Company's foreign exchange forward contracts have been designated as net investment hedges. The Company does not hold or issue foreign exchange forward contracts for trading purposes.

The effective portion of the change in the fair value of a derivative used as a net investment hedge of a foreign operation is reported in the foreign currency translation adjustment account within shareholders' equity. The ineffective portion of the change in the fair value of a net investment hedge is reported in "other non-interest income." For derivatives designated as economic hedges, changes in fair value are reported in current earnings in "other non-interest income."

The Company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. Derivatives are reported in the consolidated statements of financial condition at fair value in "other assets" and "accrued expenses and other liabilities." The Company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the Company will discontinue hedge accounting.

Solicitation and Advertising.    Advertising costs and the majority of solicitation expenses are expensed as incurred. The Company capitalizes only the direct loan origination costs associated with successful account acquisition efforts, after they are reduced by up-front processing fees. Capitalized direct loan origination costs are amortized on a straight-line basis over the privilege period (currently one year). Deferred loan costs are written off when the related loans are securitized or sold. Deferred acquisition costs, which are included in "other assets," were $32.9 million and $30.4 million at December 31, 2001 and 2000.

Income taxes.    Income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are settled or realized.

Stock-based employee compensation.    The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, because the exercise price of the Company's employee stock options is the fair market value of the underlying stock on the date of grant, the Company recognizes no compensation expense at the time of the grant. In addition, the Company does not recognize compensation expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB Opinion No. 25. The Company follows the pro forma net income, pro forma earnings per share, and stock-based compensation plan disclosure requirements set forth in SFAS No. 123.

Comprehensive income.    The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Company presents comprehensive income in its consolidated statements of changes in shareholders' equity, net of related income taxes.

Note 3. Recently Issued Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125." SFAS No. 140 revised the standards for accounting for securitizations and other transfers of financial assets and required certain additional disclosures. SFAS No. 140 is effective for all transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 disclosures were required for financial statements for fiscal years ending after December 15, 2000 and were adopted by the Company in the financial statements contained in its 2000 Annual Report to stockholders. In April 2001, the FASB stated that certain one-step securitization structures utilized in the marketplace, including one-step securitization structures used by the Company, would not meet certain isolation criteria that are required by SFAS No. 140 to account for asset securitizations as sales. In July 2001, the FASB issued Technical Bulletin No. 01-1, "Effective Date for Certain Financial Institutions of Certain Provisions of Statement 140 Related to the Isolation of Transferred Financial Assets." Technical Bulletin No. 01-1 delayed the effective date of those provisions of SFAS No. 140 which apply to certain financial institutions' one-step securitization structures. This Bulletin requires two-step securitization structures for transactions occurring after December 31, 2001, but provides for an extended transition period until June 30, 2006 for conversion of pre-existing one-step master trust securitization structures to allow issuers additional time to obtain sufficient approvals from the beneficial interest holders of the transferred assets. Implementation of SFAS No. 140 did not have a material impact on the Company's consolidated financial statements or results of operations, and compliance with SFAS No. 140, including required changes in securitization structures, is not expected to have a material impact on the Company's future consolidated financial statements and results of operations.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which supersedes APB Opinion No. 17, "Intangible Assets," and is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment using a fair value approach. Separable intangible assets that have finite lives will continue to be amortized over their useful lives, for which SFAS No. 142 does not impose a limit. The implementation of SFAS No. 142 is not expected to have a material impact on the Company's consolidated financial statements.

In November 1999, the Emerging Issues Task Force (EITF) of the FASB issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." This pronouncement requires that the holders of retained beneficial interests in securitized financial assets, such as the Company, recognize a portion of securitization (non-interest) income as interest income. It also provides guidelines for recording impairment of retained beneficial interests. EITF 99-20 became effective for fiscal quarters beginning after March 15, 2001. The implementation of EITF 99-20 did not have a material impact on the Company's consolidated financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No.144 supersedes the accounting and reporting provisions of APB Opinion No. 30 ("Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions") for the disposal of a segment of a business and extends the reporting of a discontinued operation to a "component of an entity." Further, SFAS No. 144 requires operating losses from a "component of an entity" to be recognized in the period or periods in which they occur (rather than as of the measurement date as presently required by APB Opinion No. 30). SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, but earlier application is encouraged. The Company has early adopted the provisions of SFAS No. 144 and as a result has categorized its Argentina and United Kingdom credit card operations as discontinued operations in its consolidated financial statements (see Note 15—Discontinued Operations).

Note 4. Subsequent Events

On February 5, 2002, the Company sold its interests in the Providian Master Trust and the related credit card accounts to a subsidiary of JPMorgan Chase in a transaction that resulted in cash proceeds of approximately $2.8 billion and an after tax gain of over $300 million. As of the date of sale, the Providian Master Trust contained approximately 3.3 million active credit card accounts with $8.2 billion of associated receivables. The Company's interests in the Providian Master Trust primarily consisted of $1.4 billion of loans receivable and $472 million of other retained interests.

On February 20, 2002, the Company announced that it had entered into an agreement to sell its United Kingdom credit card business to Barclaycard, a division of Barclays Bank PLC. The sale will also include facilities in London and Crawley, England. This sale is expected to generate proceeds of over $500 million. The closing of the transaction, which is subject to regulatory approval, is expected to occur in the second quarter of 2002.

On February 20, 2002, PNB and PB submitted an application to the Office of the Comptroller of the Currency to merge PB into PNB. The application is pending.

On February 28, 2002, the Company entered into, and consummated, an agreement to purchase at face value the beneficial interest holders' interests in approximately $410 million of credit card receivables held in a conduit funding facility.

On March 7, 2002, the Company announced an agreement to sell its Argentina operations, including Providian Financial S.A. and Providian Bank S.A., to a local investor group in Argentina. After charges recognized during the fourth quarter of 2001, the Company expects to record a modest gain on the sale, subject to currency fluctuations prior to the transaction's closing. The sale is contingent upon local regulatory approval and is expected to close in the second quarter of 2002.

Note 5. Investment Securities

On January 1, 2001, the Company elected to convert all held-to-maturity investments to available-for-sale investments as a component of the adoption of SFAS No. 133. The amortized cost and estimated fair value of available-for-sale and held-to-maturity investments and the related unrealized holding gains and losses were as follows:

	December 31,

	2001				2000

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Investment Securities Available-for-Sale
United States Treasury and federal agency bonds	$85,127	$2,438	$-	$87,565	$224,633	$4,172	$-	$228,805
Mortgage-backed securities	1,191,873	19,484	-	1,211,357	1,611,916	34,137	2,454	1,643,599
Equity securities	14,428	-	-	14,428	10,570	-	-	10,570
Other	11,007	173	65	11,115	2,500	-	-	2,500
Total securities available-for-sale	$1,302,435	$22,095	$65	$1,324,465	$1,849,619	$38,309	$2,454	$1,885,474
Investment Securities Held-to-Maturity
United States Treasury and federal agency bonds	$-	$-	$-	$-	$99,360	$787	$63	$100,084
Commercial paper	-	-	-	-	586,198	-	217	585,981
Tax-exempt and other securities	-	-	-	-	656	-	-	656
Total securities held-to-maturity	$-	$-	$-	$-	$686,214	$787	$280	$686,721

During the year ended December 31, 2001, mortgage-backed securities with an amortized cost of $696.6 million were sold at a gain of $23.1 million. Realized gains and losses were calculated using the specific identification method. There were no investment securities pledged by the Company at December 31, 2001 and 2000.

The amortized cost and estimated fair value as of December 31, 2001 of the Company's securities by estimated maturity dates are presented in the following table:

	December 31, 2001

(dollars in thousands)	Amortized Cost	Fair Value

Due in one year or less	$60,765	$62,114
Due after one year through five years	35,369	36,566
Due after five years through ten years	-	-
Due after ten years	-	-
Subtotal	96,134	98,680
Mortgage-backed securities	1,191,873	1,211,357
Equity securities	14,428	14,428
Total securities	$1,302,435	$1,324,465

Note 6. Loans Receivable and Allowance for Credit Losses

The following is a summary of the Company's loans receivable:

	December 31,

(dollars in thousands)	2001	2000

Credit cards	$11,498,974	$13,525,270
Other	60,166	35,454
Allowance for credit losses	(1,932,833)	(1,436,004)
	$9,626,307	$12,124,720

At December 31, 2001 and 2000, the Company held credit card loans originated in the United States, the United Kingdom, and Argentina. The Company has credit risk on unsecured loans to the extent that borrowers fail to repay amounts owed and such amounts are not recovered through collection procedures. The Company has credit risk on secured credit cards, which require collateral in the form of a deposit, to the extent that the borrower defaults and the outstanding loan balance exceeds the deposit balance. The Company has no significant regional domestic or foreign concentrations of credit risk.

The activity in the allowance for credit losses for the years ended December 31, 2001, 2000, and 1999 is as follows:

	Year ended December 31,

(dollars in thousands)	2001	2000	1999

Balance at beginning of period	$1,436,004	$1,027,512	$451,245
Provision for credit losses	2,014,342	1,502,083	1,098,262
Credit losses	(1,667,223)	(1,183,679)	(609,947)
Recoveries	149,710	112,705	73,645
Other	-	(22,617)	14,307
Balance at end of period	$1,932,833	$1,436,004	$1,027,512

Note 7. Securitization or Sale of Receivables

The Company periodically securitizes certain of its loans receivable and has issued both publicly offered and privately placed asset-backed securities. During 2001, 2000, and 1999, the Company securitized $8.47 billion, $5.32 billion, and $2.46 billion of loans receivable. The Company recognized a pre-tax loss on securitizations of $292.4 million in 2001 and pre-tax gains on securitizations of $24.5 million and $2.9 million in 2000 and 1999. The total amount of securitized loans as of December 31, 2001 and 2000 was $19.68 billion and $13.35 billion. During February 2002, the Company sold its interests in the Providian Master Trust, which represented 34.4% and 52.5% of the total amount of the Company's securitized loans at December 31, 2001 and 2000.

During the initial period of a securitization (revolving period), the Company generally retains the investors' share of principal collections and certain finance charge and fee collections in exchange for the transfer of replacement loans receivable into the securitized pool of assets. During the amortization or accumulation period of a securitization, the investors' share of principal collections (in certain cases, up to a maximum specified amount each month) is either distributed each month to the investors or is accumulated in an account for later distribution to the investors.

Due from securitizations was $2.93 billion as of December 31, 2001, and $971.9 million as of December 31, 2000. At December 31, 2001 and 2000, the primary components of due from securitizations are interest-only strips receivable, which were $300.8 million and $123.0 million, and retained subordinated interests, which were $1.92 billion and $550.9 million.

Interest-only strips receivable are recorded at estimated fair value based on the present value of the expected excess of collectible finance charge and fee income over the sum of investor interest payments, expected credit losses, and estimated servicing fees and other transaction expenses. During securitization revolving periods, additional interest-only strip receivable assets are recognized each month as additional receivables are transferred to investors.

Retained subordinated interests are ownership interests in securitized receivables that are held by the Company and are subordinate to senior interests held by investors. The retained interests have been recorded at estimated fair value based upon an allocation of sold and retained interests at the time of transfer and upon their subordinate status. Their value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

When the Company sells credit card loans receivable in securitization transactions, the Company retains servicing responsibilities. During 2001, the Company received annual servicing fees averaging 2.50% of the outstanding balance of the securities held by investors for all securitizations. The servicing fees received approximate the servicing costs incurred and, accordingly, no servicing asset or liability is recognized.

At December 31, 2001, key economic assumptions used in valuing retained interests and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

(dollars in millions)	Discount Rate(1)	Expected Annual Credit Losses	Monthly Prepayment Rate(2)
Current assumptions	15.0-20.0%	14.9%	8.4%
Impact on fair value of
10% adverse change	$(2.2)	$(137.8)	$(23.4)
20% adverse change	$(4.4)	$(248.2)	$(43.2)
(1)
Discount rate assumptions vary based on the relative risk of the securitized cash flows.

(2)
The monthly prepayment rate relates to the securitized portfolio weighted average life of approximately one year. These sensitivities are hypothetical and should be used with caution.

The adverse changes to these key economic assumptions are hypothetical and are presented in accordance with SFAS No. 140. As the figures above indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of changing one assumption on the fair value of the retained interest is computed without allowing any other assumption to change. In reality, changes in one assumption may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses). Furthermore, the sensitivities presented do not reflect actions that management might take to mitigate the impact of the adverse change.

The table below summarizes certain cash flows received from and paid in respect of securitizations:

	Year ended December 31,

(dollars in millions)	2001	2000	1999

Proceeds from new securitizations	$6,825	$4,879	$2,389
Proceeds from collections reinvested in revolving period securitizations	12,394	8,727	5,808
Servicing fees received	422	272	140
Cash flows received on retained interests	771	573	554

The following table presents quantitative information about delinquencies, net credit losses, and components of securitized loans receivable and other assets managed with them:

(dollars in millions)	Ending Loan Balances		Delinquent Loans 30 Days or More Past Due(1)		Average Loan Balances		Net Credit Losses

	December 31,				Year ended December 31,

	2001	2000	2001	2000	2001	2000	2001	2000

Total managed loans(2)	$32,654	$26,914	$2,873	$2,029	$29,834	$23,079	$3,217	$1,781
Less:
Loans securitized(3)	19,684	13,353			15,646	10,250
Loans held for sale or securitization	1,411	-			45	33

Loans reported	$11,559	$13,561			$14,143	$12,796

(1)    Loans 30 days or more past due are based on end of period total managed loans.

(2)    Total managed loans include credit card loans and other loans, as applicable, in which the transferor retains a subordinate interest or retains any risk of loss (for example, 10% recourse).

(3)    Represents the total amount of the securitized loans, including retained subordinated interests.

Note 8. Commitments and Contingencies

A loan commitment is an agreement to lend to a customer subject to the customer's compliance with the customer's account agreement. The Company can reduce or cancel a credit card commitment by providing the required prior notice to the customer, or without notice if permitted by law. The unfunded commitment represent the total unused portion of the line of credit available to the customer. The Company has not experienced and does not anticipate that all of its customers will borrow the entire line of credit available to them at any one time. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

The Company's unfunded commitments from continuing operations are as follows:

	December 31,

(dollars in thousands)	2001	2000
Credit card loans	$25,545,116	$21,694,157
Other	378	295
	$25,545,494	$21,694,452

In June 2000, the Company reached settlements with the Office of the Comptroller of the Currency, the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General with respect to the investigation of certain of its business practices. In December 2000, the Company announced that it had reached an agreement to settle a number of lawsuits, including class action lawsuits, primarily involving the marketing of cardholder service products, that had been consolidated in the California Superior Court in San Francisco and the Federal District Court for the Eastern District of Pennsylvania. The settlement received final state court approval in November 2001 and the federal action was dismissed in March 2002. The Company agreed in connection with these settlements to make certain business practice changes and to pay restitution to affected customers. The Company recorded net pre-tax charges of $272.6 million and $36.7 million to non-interest expense relating to the settlements during the second quarter and fourth quarter of 2000. Several class actions that were not consolidated with the settled actions are pending in various state courts.

In February 2002, the Company agreed to settle for $38 million another class action pending in federal court (In re Providian Securities Litigation) alleging, in general, that the Company and certain of its executive officers made false and misleading statements concerning future prospects and financial results in violation of federal securities laws. The settlement is pending court approval. Additional securities class action lawsuits are pending against the Company and certain executive officers and/or directors relating to statements made concerning the Company's operations and prospects for the second and third quarter of 2001. Further, several shareholder derivative actions seek redress against members of the Company's board of directors and certain executive officers for alleged breach of fiduciary duty and corporate waste arising out of alleged unfair business practices similar to the alleged practices at issue in the cases settled in 2000. Additional shareholder derivative actions arising out of the Company's earnings announcement in October 2001 are also pending. In addition, several class action complaints on behalf of certain participants in the Company's 401(k) Plan are pending. In addition, the Company is commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of its activities. Due to the uncertainties of litigation, there can be no assurance that the Company will prevail on all claims made against it in the lawsuits that it currently faces or that additional proceedings will not be brought. However, while the Company believes that it has substantive defenses and intends to defend the actions vigorously, it cannot predict the ultimate outcome or the potential future impact on the Company of such actions. The Company does not presently expect any of these actions to have a material adverse effect on its financial condition or results of operations, but it cannot make any assurance that they will not have such an effect. For more detailed information on legal proceedings affecting the Company, see "Legal Proceedings."

Note 9. Premises, Equipment, and Lease Commitments

The following is a summary of the Company's premises and equipment:

	December 31,

(dollars in thousands)	2001	2000
Premises	$40,237	$37,196
Equipment and furniture	280,486	232,464
Leasehold improvements	71,958	46,955
Land	2,723	2,723
	395,404	319,338
Less accumulated depreciation and amortization	211,575	141,994
	$183,829	$177,344

The Company generally leases office space and equipment under long-term operating leases. The office lease agreements have expiration dates ranging from January 31, 2002 through April 14, 2007, in some cases with five-year renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass-through of operating expenses and property taxes and totaled $77.8 million, $60.4 million, and $33.5 million for the years ended December 31, 2001, 2000, and 1999.

The Company's future minimum rental payments under noncancelable operating leases as of December 31, 2001 are as follows:

Year	Amount (dollars in thousands)
2002	$64,559
2003	53,383
2004	37,548
2005	23,827
2006	13,526
Thereafter	320
$193,163

Note 10. Deposits

The Company accepts time deposits with terms in excess of three months. Time deposits in amounts of $100,000 or more totaled $10.8 billion and $8.7 billion at December 31, 2001 and 2000. The aggregate amount of time deposits by maturity as of December 31, 2001 is as follows:

Year	Amount (dollars in thousands)
2002	$4,850,315
2003	2,387,318
2004	2,266,742
2005	1,334,615
2006	1,676,267
Thereafter	1,716,665
$14,231,922

Note 11. Short-Term Borrowings

Short-term borrowings consist primarily of federal funds purchased and other transactions with maturities greater than one business day but less than one year. Prior to December 31, 2001, the Company cancelled its available lines of credit, which were not utilized during 2001 and 2000.

The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 2000 and 1999:

	December 31,

	2001		2000

(dollars in thousands)	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate

6.75% senior bank notes maturing in 2002	$115,964	6.75%	$-	0%
Federal funds purchased	-	0%	15,000	6.69%
Other	1,212	3.30%	243	9.04%
Total	$117,176		$15,243

Note 12. Long-Term Borrowings and Capital Securities

Long-term borrowings and capital securities consist of borrowings having an original maturity of one year or more. The following table summarizes all outstanding long-term borrowings and capital securities as of December 31, 2001 and 2000:

	December 31,

(dollars in thousands)	2001	2000
Long-Term Borrowings
6.25% senior bank notes maturing in 2001	$-	$179,349
6.75% senior bank notes maturing in 2002	-	183,645
6.70% senior bank notes maturing in 2003	91,547	133,775
6.65% senior bank notes maturing in 2004	115,803	124,891
3.25% convertible senior notes maturing in 2005	343,302	402,500
4.00% zero coupon convertible note maturing in 2021	408,629	-
Other	-	3
Total long-term borrowings	$959,281	$1,024,163
Capital Securities
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company with an interest rate of 9.525% maturing in 2027	$104,332	$111,057

Senior Bank Notes: The senior bank notes are direct unconditional, unsecured general obligations of PNB and are not subordinated to any other indebtedness of PNB. The senior bank notes consist of fixed rate three-year and five-year senior obligations and variable rate two-year senior obligations. Interest is payable semiannually on the fixed rate bank notes and quarterly on the variable rate bank notes. During 2001 and 2000, PNB made interest payments of $34.0 million and $58.7 million on its outstanding senior bank notes. During 2001 and 2000, PNB repurchased and retired $126.2 million and $266.5 million of senior bank notes, recognizing gains of $2.2 million and $9.2 million, which were included in "other non-interest income" in the Company's consolidated statements of income.

Convertible Senior Notes: In August 2000, the Company issued $402.5 million of 3.25% convertible senior notes due August 15, 2005 with interest payable semiannually on February 15 and August 15 of each year, commencing on February 15, 2001. These senior notes are convertible, at the option of the holders, at the conversion rate of 14.4892 shares (split adjusted) of the Company's common stock for each $1,000 of note principal. The Company has the option to redeem these convertible senior notes on or after August 20, 2003. During 2001, the Company repurchased $59.2 million face value of the 3.25% convertible senior notes resulting in an $11.7 million gain, net of related taxes which was recorded as part of an extraordinary item in the Company's consolidated statements of income.

In February 2001, the Company issued $884.0 million principal amount at maturity of 4.00% zero coupon convertible senior notes due on February 15, 2021, with interest computed on semiannual bond equivalent basis and payable beginning on February 15, 2001. The Company will not pay interest on these notes before maturity. The convertible notes are convertible at the option of the holder, so long as specified conditions are met, into shares of the Company's common stock at a conversion rate of 6.2240 shares of common stock per note. The Company may redeem all or a portion of the convertible notes for cash at any time on or after February 15, 2006. During 2001, the Company repurchased $5.7 million principal at maturity zero coupon convertible senior notes resulting in a $1.2 million gain, net of related taxes, which was recorded as part of an extraordinary item in the Company's consolidated statements of income.

Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of the Company: The Company, through a wholly owned subsidiary statutory business trust, Providian Capital I, in 1997 issued mandatorily redeemable preferred securities, which accumulate accrued distributions that are payable semiannually. The Company has the right to defer payment of interest on the capital securities at any time and from time to time, for a period not exceeding ten consecutive semiannual periods with respect to each deferral period, provided that no extension period may extend beyond the stated maturity. During any such extension period, the Company's ability to pay dividends on its common stock would be restricted. The Company has the right to cause the redemption of the capital securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price depends on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the capital securities. The sole assets of Providian Capital I are $116.0 million aggregate principal amount of the Company's 9.525% junior subordinated deferrable interest debentures due February 1, 2027 and the right to reimbursement expenses under a related expense agreement with the Company. During 2001, 2000, and 1999, distributions totaling $10.7 million, $17.1 million, and $15.2 million on the capital securities were included in "other non-interest expense" in the Company's consolidated statements of income. The Company's obligations under the capital securities constitute a full and unconditional guarantee. During 2001, the Company repurchased and retired $6.7 million face value of the capital securities, resulting in a $1.0 million gain, net of related taxes, which was recorded as part of an extraordinary item in the Company's consolidated statements of income.

Note 13. Income Taxes

The components of the Company's income tax expense related to continuing operations are as follows:

	Year ended December 31,

(dollars in thousands)	2001	2000	1999

Current
Federal	$372,389	$491,550	$541,651
State	40,763	81,175	103,721
	413,152	572,725	645,372
Deferred
Federal	(320,304)	(132,516)	(241,597)
State	(518)	15,759	(31,287)
	(320,822)	(116,757)	(272,884)
	$92,330	$455,968	$372,488

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,

(dollars in thousands)	2001	2000

Deferred Tax Liabilities
Loan collection income	$37,336	$14,801
Deferred loan acquisition costs	13,213	12,536
Gain on sale of loans	-	46,781
Other	35,443	10,621
	85,992	84,739
Deferred Tax Assets
Allowance for credit losses	676,038	511,780
Deferred fee revenue	216,296	178,926
Long-term incentive accruals	23,055	34,615
State taxes	35,943	34,308
Gain on sale of loans	86,498	-
Argentina loss	56,029	-
Other	26,891	18,953
	1,120,750	778,582
Net deferred tax assets before unrealized (gains) losses	1,034,758	693,843
Unrealized (gains) losses on:
Securities available-for-sale	(6,883)	(14,342)
Change in accounting principle	(1,284)	-
Foreign currency translation	3,752	281
Net deferred tax assets	$1,030,343	$679,782

The Company believes that it will fully realize its total deferred income tax assets as of December 31, 2001, based upon the Company's recoverable taxes from prior carryback years, its total deferred income tax liabilities, and its current level of operating income.

The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

(percent of pre-tax income)	2001	2000	1999
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes	5.6	5.6	5.2
Other	(1.0)	(0.6)	(0.2)

Effective tax rate	39.6%	40.0%	40.0%

Note 14. Derivative Financial Instruments

The Company's principal objective in entering into off-balance sheet interest rate risk management instruments is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in the repricing characteristics of interest-earning assets and interest-bearing deposits and other liabilities. The goal is to maintain levels of net interest income while reducing interest rate risk and facilitating the funding needs of the Company. To achieve that objective, the Company uses a combination of interest rate risk management instruments, including interest rate swap and cap agreements, with maturities ranging from 2002 to 2016.

When interest rate risk management instruments are used to hedge reported assets and liabilities, the net receipts or payments are recognized as an adjustment to interest expense. As of December 31, 2001 and 2000, the Company had $1.29 billion and $1.38 billion in notional amount of interest rate swaps outstanding.

The average effective interest rate on the Company's interest-bearing liabilities after giving effect to the swaps was 5.84%, 6.24%, and 5.58% for the years ended December 31, 2001, 2000, and 1999. For the years ended December 31, 2001, 2000, and 1999, interest rate swap agreements reduced interest expense by $8.3 million, $6.0 million, and $3.5 million.

The following table summarizes the expected or contractual maturities and weighted average interest rates associated with amounts to be received or paid by the Company:

		Maturing in
	Balance at December 31, 2001
(dollars in thousands)		2002	2003	2004	Thereafter
Pay Fixed/Receive Variable
Notional value	$600,000	$-	$600,000	$-	$-
Weighted average pay rate	5.41%	-	5.41%	-	-
Weighted average receive rate	1.89%	-	1.89%	-	-
Receive Fixed/Pay Variable
Notional value	$693,200	$-	$-	$61,000	$632,200
Weighted average pay rate	2.13%	-	-	2.23%	2.12%
Weighted average receive rate	6.32%	-	-	4.75%	6.48%
Total Swaps
Notional value	$1,293,200	$-	$600,000	$61,000	$632,200
Weighted average pay rate	3.65%	-	5.41%	2.23%	2.12%
Weighted average receive rate	4.27%	-	1.89%	4.75%	6.48%

Note: Variable rates are held constant for future periods at their effective rates as of their most recent reset prior to December 31, 2001.

The following table presents the notional value of the Company's swaps that are designated as fair value hedges and the specific assets or liabilities to which they are linked:

	December 31, 2001

(dollars in millions)	Receive Fixed	Pay Fixed	Total

Loans	$-	$600,000	$600,000
Certificates of deposit	693,200	-	693,200
Total	$693,200	$600,000	$1,293,200

In addition, the Company has entered into interest rate cap agreements, the effect of which is to establish maximum interest rates on a portion of its managed funding sources. To the extent the Company has funded fixed rate receivables with variable rate deposits or debt, the interest rate caps are designed to protect net interest margin. To the extent the Company has securitized fixed rate receivables using variable rate instruments, the interest rate caps are designed to protect loan servicing income. As of December 31, 2001 and 2000, the Company had $7.9 million and $13.6 million in notional amount of interest rate caps outstanding. The Company received no interest rate cap agreement interest payments in 2001, 2000, or 1999. The Company's interest rate caps were designated as economic hedges during 2001.

The following is a summary of the maturity distribution of the Company's interest rate cap agreements as of December 31, 2001:

Year	Notional Amount Maturing (dollars in thousands)	Weighted Average Strike Rate
2002	$4,146	7.23%
2003	$3,738	6.99%

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of an agreement. This credit risk is measured as the gross unrealized gain on the financial instruments. The Company has reduced credit risk in these instruments by entering into interest risk management agreements with nationally recognized financial institutions and dealers that carry at least investment grade ratings. In addition, the Company's policy is to diversify its credit risk exposure across a number of counterparties. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk. The Company does not anticipate default by any counterparties.

Foreign currency exchange rate risk refers to the potential changes in current and future earnings or capital arising from movements in foreign exchange rates. The Company's foreign currency exposure is primarily limited to investment in foreign subsidiaries and branches and non-functional currency assets and liabilities. Foreign exchange forward contracts are used to reduce the Company's foreign currency exchange rate risk. At December 31, 2001, the Company's outstanding foreign exchange forward contracts had original terms of 120 days or less and remaining maturities of 90 days or less.

At December 31, 2001, the aggregate notional amount of foreign exchange forward contracts outstanding totaled $584.7 million (£402.0 in British pounds sterling). The Company's British pound sterling exposure was substantially hedged, while the Argentine peso exposure was unhedged because financial instruments were not available at a cost or on terms satisfactory to the Company. In response to the Argentine government's move to devalue the peso by 29% as part of a new exchange rate system, the Company realized a $45.0 million foreign currency remeasurement loss during the fourth quarter of 2001. For the year ended December 31, 2001, the Company's fair value and net investment hedge ineffectiveness was immaterial.

Note 15. Discontinued Operations

On November 28, 2001, the Company announced its intention to sell its international operations, and thus dispose of its United Kingdom and Argentina credit card operations. Subsequently, the Company announced in the first quarter of 2002 that it had entered into agreements to sell both its United Kingdom and Argentina credit card businesses. Both transactions are expected to close in the second quarter of 2002.

Both the United Kingdom and Argentina operations represent components of the Company's business. Pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has reclassified the balances pertaining to these components on its consolidated financial statements to reflect the expected disposition of these operations. The revenues, costs and expenses, assets and liabilities, and cash flows of these operations have been segregated in the Company's consolidated statements of financial condition, consolidated statements of income, and consolidated statements of cash flows for all periods presented and have been separately reported as "discontinued operations."

The Company reported a $118.3 million loss from discontinued operations (net of a tax benefit of $77.2 million) for the year ended December 31, 2001. The loss from discontinued operations is comprised of $50.2 million of net loss from the 2001 Argentina operations, $27.0 million of net loss from the 2001 United Kingdom operations, and an estimated $41.1 million net loss on the disposition of the Argentina operations. The loss on disposition of the Argentina operations reflects the writedown of the Argentina assets to their net realizable value.

The major classes of assets and liabilities of the discontinued operations as of December 31, 2001 are as follows:

(dollars in thousands)	United Kingdom	Argentina	Total
Assets
Cash and cash equivalents	$186,950	$14,639	$201,589
Loans receivable, less allowance for credit losses	518,337	53,309	571,646
Other	19,274	14,004	33,278
Valuation reserves	-	(67,870)	(67,870)
Total assets	$724,561	$14,082	$738,643
Liabilities
Deposits	$144,813	$10,961	$155,774
Long-term borrowings	-	6,400	6,400
Other	9,486	5,951	15,437
Total liabilities	$154,299	$23,312	$177,611

Note 16. Extraordinary Item — Extinguishment of Debt

During the third quarter of 2001, the Company repurchased and retired $57.2 million of 3.25% convertible senior notes due August 15, 2005, $12.5 million principal amount at maturity of zero coupon convertible notes due February 15, 2021, and $4.6 million of capital securities, all of which had been previously issued by the Company or Providian Capital I. These notes and securities were acquired at a price of $44.5 million plus accrued interest. The $23.0 million gain related to these repurchases was reported, net of related tax expense of $9.1 million, as an extraordinary item in the Company's consolidated statement of income.

Note 17. Capital Requirements

The Company's banking subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Under these requirements, the Company's banking subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators with respect to components, risk weightings, and other factors. Failure to meet minimum capital requirements can result in mandatory and additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's consolidated financial statements.

The quantitative measures established by applicable regulatory guidelines to ensure capital adequacy require that the Company's banking subsidiaries maintain minimum ratios of Total and Tier 1 risk-based capital to risk-weighted assets (Total and Tier 1 Risk-Based Capital Ratios) and of Tier 1 risk-based capital to adjusted average total assets (Leverage Ratio). The Company's banking subsidiaries met all regulatory capital adequacy requirements to which they were subject at December 31, 2001 and 2000. At December 31, 2001, PNB met the "adequately capitalized" requirements under the regulatory capital guidelines and PB met the "well capitalized" requirements. The applicable minimum capital requirements are set forth in the following table:

	Total Risk-Based Capital		Tier 1 Risk-Based Capital		Tier 1 Leverage Ratio

(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2001
Providian National Bank
Actual	$2,616,639	9.47%	$2,245,166	8.13%	$2,245,166	12.46%
Minimum adequately capitalized	2,210,364	8.00%	1,105,182	4.00%	720,880	4.00%
Minimum well capitalized	2,762,955	10.00%	1,657,773	6.00%	901,100	5.00%
Providian Bank
Actual	134,201	11.93%	117,896	10.48%	117,896	5.67%
Minimum adequately capitalized	89,960	8.00%	44,980	4.00%	83,115	4.00%
Minimum well capitalized	112,450	10.00%	67,470	6.00%	103,893	5.00%
December 31, 2000
Providian National Bank
Actual	$2,075,140	10.58%	$1,807,829	9.22%	$1,807,829	11.90%
Minimum adequately capitalized	1,568,483	8.00%	784,241	4.00%	607,664	4.00%
Minimum well capitalized	1,960,603	10.00%	1,176,362	6.00%	759,579	5.00%
Providian Bank
Actual	184,811	14.94%	168,683	13.64%	168,683	6.34%
Minimum adequately capitalized	98,934	8.00%	49,467	4.00%	106,481	4.00%
Minimum well capitalized	123,667	10.00%	74,200	6.00%	133,101	5.00%

In November 2001, the Company's banking subsidiaries entered into agreements with their regulators. Under the agreements, the banks agreed, among other things, that they would prepare and submit for acceptance by their regulators three-year capital plans and enter into capital assurances and liquidity maintenance agreements with the Company.

Under the capital assurances and liquidity maintenance agreements that the Company entered into with each of its banking subsidiaries, the Company has agreed to provide to the banks any capital and/or liquidity support necessary to ensure that the banks continue to operate in a safe and sound manner without the need of recourse to external sources of capital. In particular, under these agreements, the Company has agreed to provide such capital to its banking subsidiaries as may be necessary from time to time to ensure that they achieve and maintain the capital ratios set forth in the Capital Plan.

The Company's obligations under the agreements to provide capital and liquidity to its banking subsidiaries are, however, subject to its ability to retain funds to meet its near-term cash obligations. These agreements will continue in effect unless terminated by mutual agreement of the Company and its banking subsidiaries, with the banks reserving the right to seek prior regulatory consent before terminating the agreements.

Under the Capital Plan, the Company's banking subsidiaries have committed to maintain "well capitalized" status as shown in their Call Reports beginning as of March 31, 2002 and to maintain "adequately capitalized" status on a Call Report basis until that date. In addition, the banks, on a combined basis, have committed to achieve, by March 31, 2002, a total risk-based capital ratio of at least 8% after applying increased risk weightings consistent with the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance") issued by the regulators in 2001. Based on current information, the Company expects PNB and PB to achieve their risk-based capital goals for March 31, 2002 under the Capital Plan, but can make no assurance that they will do so. The banks, on a combined basis, have further committed to achieve by June 30, 2003 a total risk-based capital ratio of at least 10% after applying the Subprime Guidance risk weightings. Under the Subprime Guidance, risk weightings are generally expected to fall within a range of 150% to 300% for the purpose of computing capital ratios. Under this methodology, our banking subsidiaries have segmented their standard and middle market loan portfolios into several categories differentiated by the banks' internal credit scores and historical and projected charge-off rates.

Future capital ratios will depend on the level of internally generated capital as well as the level of loan growth and changes in loan mix. Projected growth in balance sheet receivables, combined with the growth in spread accounts relating to the Company's securitizations, may result in the banks' total risk-based capital ratios, after applying the Subprime Guidance, falling below the 10% level in some future quarters. However, the Company expects that the combination of the sale of its interests in the Providian Master Trust and the completion of other strategic initiatives that are currently underway, as well as the generation of internal capital through the recognition of net income, will permit the banks, on a combined basis, to achieve a total risk based capital ratio of at least 10% after applying the Subprime Guidance risk weightings reflected in the Capital Plan prior to the required June 30, 2003 date. The Capital Plan also includes a number of contingency actions (including additional asset sales and equity initiatives) that would be pursued if necessary to meet the capital requirements established under the Plan.

Note 18. Shareholders' Equity

During 2001 and 2000, the Company was party to several agreements in which it had contracted to purchase shares of its common stock on a forward basis. At the Company's election, the agreements allowed settlements on a physical basis or, subject to certain conditions, on a net basis in shares of the Company's common stock or in cash. To the extent that the market price of the Company's common stock on a settlement date was greater than the forward purchase price, the Company would receive the net differential. To the extent that the market price of the Company's common stock on a settlement date was lower than the forward purchase price, the Company would settle the agreed-upon premium amount due to the counterparty. At December 31, 2001, there were no forward purchase agreements in place. At December 31, 2000, the agreements covered 3,989,398 shares of the Company's common stock at an average forward price of $50.84. The agreements generally had terms of one year but could be settled or partially settled earlier at the Company's option. If the agreements then outstanding had been settled on a net share basis at the December 31, 2000 market price of the Company's common stock ($57.50 per share), the Company would have received approximately 462,076 shares of its common stock from the counterparties. During the years ended December 31, 2001 and 2000, settlements from forward purchase agreements resulted in the Company receiving 3,989,398 and 1,033,428 shares of its common stock and paying premium amounts of $1.0 million and $0.9 million, which were reported as adjustments to additional paid-in capital.

In October 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock, in the form of a stock dividend, issued on November 30, 2000, to shareholders of record on November 15, 2000. The computation of basic and diluted earnings per share for all periods presented have been retroactively adjusted to include the effect of the Company's stock split.

Note 19. Cumulative Other Comprehensive Income

The components of cumulative other comprehensive income, net of related tax, for the years ended December 31, 2001, 2000, and 1999 are as follows:

(dollars in thousands)	Unrealized Gain (Loss) on Securities	Foreign Currency Translation	Cumulative Other Comprehensive Income
Balance at December 31, 1998	$(320)	$-	$(320)
Other comprehensive income	(3,143)	76	(3,067)
Tax benefit (expense)	1,256	(30)	1,226
Balance at December 31, 1999	$(2,207)	$46	$(2,161)
Other comprehensive income	39,533	(718)	38,815
Tax benefit (expense)	(15,813)	251	(15,562)
Balance at December 31, 2000	$21,513	$(421)	$21,092
Other comprehensive income	(18,042)	(1,074)	(19,116)
Tax benefit (expense)	7,407	424	7,831
Balance at December 31, 2001	$10,878	$(1,071)	$9,807

Note 20. Earnings Per Common Share

The following table sets forth the computation of both the basic and assumed conversion methods of earnings per common share:

	Year ended December 31,

(in thousands, except per share data)	2001	2000	1999
Basic
Income from continuing operations	$141,417	$684,024	$558,274
Discontinued operations, net of related taxes	(118,271)	(32,262)	(8,002)
Extraordinary item – extinguishment of debt, net of related taxes	13,905	-	-
Cumulative effect of change in accounting principle, net of related taxes	1,846	-	-
Net income available to common shareholders	$38,897	$651,762	$550,272
Weighted average common shares outstanding	284,299	284,174	282,742
Earnings per common share
Income from continuing operations	$0.50	$2.41	$1.97
Discontinued operations, net of related taxes	(0.42)	(0.12)	(0.02)
Extraordinary item – extinguishment of debt, net of related taxes	0.05	-	-
Cumulative effect of change in accounting principle, net of related taxes	0.01	-	-
Net income per common share	$0.14	$2.29	$1.95
Diluted
Income from continuing operations	$141,417	$684,024	$558,274
Plus: Income impact of assumed conversions
Interest on 3.25% convertible senior notes, net of related taxes (1)	-	2,769	-
Income from continuing operations with assumed conversions	141,417	686,793	558,274
Discontinued operations, net of related taxes	(118,271)	(32,262)	(8,002)
Extraordinary item – extinguishment of debt, net of related taxes	13,905	-	-
Cumulative effect of change in accounting principle, net of related taxes	1,846	-	-
Net income available to common shareholders with assumed conversions	$38,897	$654,531	$550,272
Weighted average common shares outstanding	284,299	284,174	282,742
Plus: Incremental shares from assumed conversions
Restricted stock issued – non vested	774	1,091	1,056
Employee stock options	4,549	6,452	7,296
3.25% convertible senior notes	-	2,071	-
Forward purchase contracts	-	254	-
Dilutive potential common shares	5,323	9,868	8,352
Adjusted weighted average common shares	289,622	294,042	291,094
Earnings per common share:
Income from continuing operations	$0.49	$2.34	$1.92
Discontinued operations, net of related taxes	(0.42)	(0.11)	(0.03)
Extraordinary item – extinguishment of debt, net of related taxes	0.05	-	-
Cumulative effect of change in accounting principle, net of related taxes	0.01	-	-
Net income per common share	$0.13	$2.23	$1.89

Note 21. Stock-Based Compensation Plans

At December 31, 2001, the Company had three stock-based compensation plans: the 2000 Stock Incentive Plan, the 1999 Non-Officer Equity Incentive Plan, and the 1997 Employee Stock Purchase Plan.

The 2000 Stock Incentive Plan provides for grants of incentive and nonqualified stock options to employees, non-employee directors, and consultants. Stock options granted under this Plan have an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of ten years and are subject to forfeiture during the vesting period. During 2001, the Company granted nonqualified options to purchase 4,970,000 shares of the Company's common stock to employees, non-employee directors, and consultants under this Plan.

The 2000 Stock Incentive Plan also provides for grants of restricted and nonrestricted stock to employees, non-employee directors, and consultants. The Plan permits a maximum of 12,000,000 shares of the Company's common stock to be granted as restricted stock or nonrestricted stock. Restricted stock is subject to forfeiture during the vesting period. During 2001, the Company granted 739,236 shares of restricted stock and 24,095 shares of nonrestricted stock to employees and non-employee directors under this Plan. The Company records the market value of restricted stock grants as deferred compensation at the time of grant and amortizes such amounts over the applicable vesting period.

The 2000 Stock Incentive Plan provides for a combined maximum of 47,812,572 shares of the Company's common stock to be issued in conjunction with the exercise of stock options granted and grants of restricted or nonrestricted stock. As of December 31, 2001, the number of common shares available for future grants under this Plan was 14,235,543 shares.

During 2001, the Company increased the number of shares that can be issued under the 1999 Non-Officer Equity Incentive Plan from 5,000,000 to 9,000,000 shares. The Company also made grants of options under this Plan during 2001. These grants have an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of ten years and are subject to forfeiture during the vesting period. During 2001, the Company granted 1,024,750 options to purchase shares of the Company's common stock under this Plan. As of December 31, 2001, the number of common shares available for future grants under this Plan was 4,929,251 shares.

The Company's 1997 Employee Stock Purchase Plan authorizes a maximum of 3,000,000 shares of common stock to be issued to eligible employees. Under this Plan, shares of the Company's common stock may be purchased at the end of each offering period at 85% of the lower of the fair market value on the first day, or the fair market value on the last day, of such offering period. Eligible employees may designate a portion of their compensation, not to exceed 7% of their gross compensation during an offering period, to purchase shares under this Plan. The offering periods begin every six months, on each January 1 and July 1, and have a duration of one year. During 2001, employees purchased 283,020 shares of the Company's common stock at an average price of $12.38 under this Plan. As of December 31, 2001, the number of shares available for future purchases by employees under this Plan was 2,236,755 shares.

The following is a summary of stock options outstanding and exercisable under the Company's stock-based compensation plans at December 31, 2001:

	Outstanding options			Exercisable options

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$2.50-10.00	1,922,488	6.15	$5.61	1,170,486	$7.11
10.01-15.00	4,961,536	2.72	10.73	4,961,536	10.73
15.01-20.00	3,198,400	6.34	19.57	3,198,400	19.57
20.01-35.00	138,257	7.42	28.13	104,919	26.33
35.01-50.00	7,660,242	8.22	41.96	2,974,266	42.45
50.01-65.00	7,363,591	8.65	55.87	1,880,388	62.69
	25,244,514	6.87	$34.20	14,289,995	$25.97

Presented below are the changes to the stock options under the Company's stock-based compensation plans for the years ending December 31, 2001, 2000 and 1999:

	2001		2000		1999

	Shares (000)	Weighted Average Exercise Price	Shares (000)	Weighted Average Exercise Price	Shares (000)	Weighted Average Exercise Price

Outstanding at beginning of year	23,881,495	$30.96	19,467,388	$25.47	16,963,528	$12.63
Granted	5,994,750	45.81	8,971,112	40.82	5,828,700	55.96
Exercised	(2,408,690)	18.09	(2,565,693)	13.48	(2,319,042)	10.27
Forfeited (1)	(2,223,041)	48.22	(1,991,312)	44.25	(1,005,798)	20.55
Outstanding at end of year	25,244,514	$34.20	23,881,495	$30.96	19,467,388	$25.47
(1)
1999 forfeitures include options to purchase 367,154 common shares that were surrendered and cancelled in exchange for participation in a deferred compensation program. For the year ended December 31, 1999, the Company recognized an expense of $18.8 million in connection with this exchange.

The following table reflects on a pro forma basis the Company's net income and earnings per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant or election under the Company's stock-based compensation plans, consistent with the provisions of SFAS No. 123. Since pro forma compensation costs relate to all periods over which the grants vest, the initial impact on the Company's pro forma net income may not be representative of compensation costs in subsequent years, when the effect of the amortization of multiple awards would be reflected.

	Year ended December 31,

(dollars in thousands, except per share data)	2001	2000	1999

Net income	$38,897	$651,762	$550,272
Pro forma	$(32,259)	$588,212	$515,254
Net income per common share:
As reported – basic	$0.14	$2.29	$1.95
As reported – assuming dilution	$0.13	$2.23	$1.89
Net income per common share:
Pro forma – basic	$(0.11)	$2.07	$1.82
Pro forma – assuming dilution	$(0.11)	$2.01	$1.77

The fair value of the stock options granted by the Company was estimated at the grant/rollover date using the Black-Scholes modeling technique with the following assumptions: for the year ended December 31, 2001, risk-free weighted average interest rate of 4.51%; weighted average dividend yield of 0.37%; weighted average expected volatility of 65%; expected stock option life of four years; and expected life for an offering under the 1997 Employee Stock Purchase Plan of one year. For the year ended December 31, 2000, risk-free weighted average interest rate of 6.58%; weighted average dividend yield of 0.40%; weighted average expected volatility of 70%; expected stock option life of four and a half years; and expected life for an offering under the 1997 Employee Stock Purchase Plan of one year.

The weighted average fair values of the stock options granted by the Company during 2001 and 2000 were $19.58 and $24.22 per common share. The exercise price of each stock option is the market price of the Company's common stock on the date of the grant. Expiration dates range from August 5, 2002 to November 25, 2011 for options outstanding at December 31, 2001.

Note 22. Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan offering tax-deferred investment opportunities to substantially all of its U.S. employees. Employees may elect to make both pre-tax and after-tax contributions based on certain limits set by the Internal Revenue Service. The Company makes matching contributions in an amount determined at the discretion of the Company. The Company uses its common stock for these matching contributions but, pursuant to a change effective January 1, 2002, employees may convert the matching contributions of common stock into other investments offered under the 401(k) plan. Matching contributions forfeited by employees when they leave the Company are used to offset future contributions. As of December 31, 2001, the 401(k) plan held 1,691,339 shares of the Company's common stock with a market value of $6.0 million. For the year ended December 31, 2001, the 401(k) plan received $0.1 million in common stock dividends from the Company for shares of common stock held. Employee contributions are invested at the direction of the employee participant and up to 25% may be invested in the Company's common stock. Total matching contributions for the years ended December 31, 2001, 2000, and 1999 were $7.5 million, $5.9 million, and $4.1 million. The cost to the Company of making these matching contributions, net of forfeitures, was $5.7 million, $3.9 million, and $2.3 million for the years ended December 31, 2001, 2000, and 1999. An employee's rights in the matching contributions vest in one-third increments upon completion of each of the first three years of employment.

In addition, the Company makes retirement contributions to the 401(k) plan for employees with at least one year of employment, regardless of whether such employees contribute to the 401(k) plan. Retirement contributions forfeited by employees when they leave the Company are used to offset future contributions. The Company anticipates making a total retirement contribution to the 401(k) plan of $14.8 million for the year ended December 31, 2001. The cost, net of forfeitures, to the Company of making this contribution is expected to be $10.5 million. The Company made total retirement contributions of $13.9 million and $9.3 million for the years ended December 31, 2000, and 1999. The final cost to the Company, net of forfeitures, for making these contributions was $12.6 million and $8.0 million. The retirement contributions vest 20% on completion of the third year of employment and an additional 20% for each completed year of employment thereafter until fully vested.

Note 23. Segment Information

The Company derives its income primarily from credit card finance charges and fees, cardholder service product sales, servicing fees, and excess servicing on securitized loans. After the sale of its home loan business in 2000, the Company reorganized its reporting segments to include the former Emerging Businesses segment and the Other segment in one aggregated Credit Card segment. Prior periods have been restated to reflect the change in segment reporting.

Because the Company retains interests in the loans that it has securitized, it has some exposure to the performance of the securitized loans. Accordingly, it analyzes its financial performance on a managed basis. Segment information is presented below on the Company's managed loan portfolios. "Managed" financial information is adjusted financial information that includes the impact of securitized loan balances, credit losses related to those securitized loans, and the related finance charge and fee income on key aspects of our GAAP-basis financial information, such as net income and credit losses.

Year ended (dollars in thousands)	Total Managed	Securitization Adjustment	Total Reported
December 31, 2001
Interest income	$5,461,659	$(2,873,944)	$2,587,715
Interest expense	1,643,849	(709,540)	934,309
Net interest income	3,817,810	(2,164,404)	1,653,406
Provision for credit losses	3,713,653	(1,699,311)	2,014,342
Net-interest income after provision for credit losses	104,157	(465,093)	(360,936)
Non-interest income	2,477,100	465,093	2,942,193
Non-interest expense	2,347,510	-	2,347,510
Income from continuing operations before income taxes	233,747	-	233,747
Income tax expense	92,330	-	92,330
Income from continuing operations	141,417	-	141,417
Loss from discontinued operations - net of related taxes	(118,271)	-	(118,271)
Extraordinary item - net of related taxes	13,905	-	13,905
Cumulative effect of change in accounting principle - net of related taxes	1,846	-	1,846
Net income	$38,897	$-	$38,897
Ending loans outstanding	$32,653,417	$(19,683,674)	$12,969,743
Total assets	$37,658,868	$(17,720,702)	$19,938,166

December 31, 2000
Interest income	$4,507,117	$(1,820,912)	$2,686,205
Interest expense	1,576,027	(701,248)	874,779
Net interest income	2,931,090	(1,119,664)	1,811,426
Provision for credit losses	2,212,594	(710,511)	1,502,083
Net-interest income after provision for credit losses	718,496	(409,153)	309,343
Non-interest income	2,827,516	409,153	3,236,669
Non-interest expense	2,406,020	-	2,406,020
Income from operations before income taxes	1,139,992	-	1,139,992
Income tax expense	455,968	-	455,968
Income from continuing operations	684,024	-	684,024
Loss from discontinued operations-net of tax	(32,262)	-	(32,262)
Net income	$651,762	$-	$651,762
Ending loans outstanding	$26,913,382	$(13,352,658)	$13,560,724
Total assets	$30,862,868	$(12,807,555)	$18,055,313
December 31, 1999
Interest income	$3,008,867	$(1,385,262)	$1,623,605
Interest expense	900,499	(452,129)	448,370
Net interest income	2,108,368	(933,133)	1,175,235
Provision for credit losses	1,705,809	(607,547)	1,098,262
Net-interest income after provision for credit losses	402,559	(325,586)	76,973
Non-interest income	2,086,535	325,586	2,412,121
Non-interest expense	1,558,332	-	1,558,332
Income from operations before income taxes	930,762	-	930,762
Income tax expense	372,488	-	372,488
Income from continuing operations	558,274	-	558,274
Loss from discontinued operations-net of tax	(8,002)	-	(8,002)
Net income	$550,272	$-	$550,272
Ending loans outstanding	$21,012,708	$(9,416,499)	$11,596,209
Total assets	$23,689,481	$(9,348,604)	$14,340,877

Note 24. Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments is disclosed below. In cases where quoted market prices are not available, fair values are based on estimates, using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, might not be realized in immediate settlement of the instrument. In addition, these values do not consider the potential income taxes or other expenses that might be incurred upon an actual sale of an asset or settlement of a liability. In accordance with GAAP, certain financial instruments and all nonfinancial instruments have been excluded. Accordingly, the aggregate fair value amounts presented do not necessarily represent or affect the underlying value of the Company.

The Company used the following methods and assumptions in estimating its fair value disclosure for financial instruments:

Cash and cash equivalents:    Cash and cash equivalents are carried at an amount that approximates fair value.

Federal funds sold and securities purchased under resale agreements:    Federal funds sold and securities purchased under resale agreements are carried at an amount that approximates fair value, due to the short-term nature of these assets.

Investment securities:    The estimated fair values of investment securities by type are provided in Note 5, Investment Securities. Fair value is based on quoted market prices when available or, if unavailable, fair value is estimated using quoted market prices of comparable instruments.

Loans receivable and loans held for securitization or sale:    The carrying amount of loans approximates fair value.

Interest receivable and due from securitizations:    The carrying amounts reported in the Company's consolidated statements of financial condition approximate fair value.

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

Short-term borrowings:    Short-term borrowings consist primarily of federal funds purchased. The carrying value of short-term borrowings approximate fair value based upon the borrowings' short-term nature.

Long-term borrowings:    The fair value of the Company's long-term borrowings is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Capital securities:    The fair value of the Company's mandatorily redeemable capital securities is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

Derivatives/Off-balance sheet instruments:    All derivatives are included in the Company's consolidated financial statements. The fair value of the Company's off-balance sheet instruments (interest rate swaps, interest rate caps, and lending commitments) is based on valuation models, if material, using discounted cash flows (swaps), an assessment of current replacement cost (caps), and valuation models as previously described for loans receivable (lending commitments). Credit card lending commitments were determined to have no fair value.

The estimated fair values of the Company's financial instruments are as follows:

	December 31,

	2001		2000

(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$449,586	$449,586	$430,554	$430,554
Federal funds sold and securities purchased under resale agreements	1,611,000	1,611,000	307,206	307,206
Investment securities:
Available-for-sale	1,324,465	1,324,465	1,885,474	1,885,474
Held-to-maturity	-	-	686,214	686,721
Loans held for securitization or sale	1,410,603	1,410,603	-	-
Loans receivable, less allowance for credit losses	9,626,307	9,626,307	12,124,720	12,124,720
Interest receivable	116,053	116,053	157,234	157,234
Due from securitizations	2,926,181	2,926,181	971,939	971,939
Derivative assets	14,627	14,627	-	-
Liabilities
Deposits	$15,318,165	$15,719,123	$13,111,034	$13,295,367
Short-term borrowings	117,176	117,176	15,244	15,244
Long-term borrowings	959,281	591,020	1,024,163	1,097,659
Derivative liabilities	31,566	31,566	-	-
Capital securities	104,332	33,386	111,057	166,551
Off-Balance Sheet:
Interest rate swaps	-	-	-	10,229
Interest rate caps	-	-	-	2

Note 25. Parent Company Financial Information

The Company conducts its credit card operations primarily through its banking subsidiaries, PNB and PB. The parent's investment in subsidiaries represents the total equity of all consolidated subsidiaries, using the equity method of accounting for investments.

PROVIDIAN FINANCIAL CORPORATION (Parent Company Only)
Statements of Financial Condition

	December 31,

(dollars in thousands)	2001	2000

Assets
Cash and cash equivalents	$170,461	$467,396
Investment securities:
Available-for-sale	150,476	-
Loans receivable	101,084	298
Investment in subsidiaries	2,405,763	2,128,736
Deferred income taxes	1,031,627	679,328
Prepaid expenses and other assets	34,133	68,652
Total assets	$3,893,544	$3,344,410
Liabilities
Due to subsidiaries	$903,804	$538,082
Short-term borrowings	1,195	-
Long-term borrowings	861,212	518,506
Income taxes payable	98,254	99,025
Accrued expenses and other liabilities	141,568	156,614
Total liabilities	2,006,033	1,312,227
Shareholders' Equity
Common stock	2,862	2,862
Retained earnings	1,971,359	2,014,205
Cumulative other comprehensive income	(10,193)	21,092
Common stock held in treasury – at cost:	(76,517)	(5,976)
Total shareholders' equity	1,887,511	2,032,183
Total liabilities and shareholders' equity	$3,893,544	$3,344,410

PROVIDIAN FINANCIAL CORPORATION (Parent Company Only)
Statements of Income

	Year ended December 31,

(dollars in thousands)	2001	2000	1999

Revenues
Dividends from subsidiaries	$23,000	$230,000	$170,271
Interest income:
Investments	15,804	6,902	5,039
Loans	21	27	23
Subsidiaries	15,112	11,111	5,304
Other income	5,579	20,211	2,945
	59,516	268,251	183,582
Expenses
Salaries and employee benefits	20,904	17,566	31,671
Interest expense:
Borrowings	26,534	4,615	-
Subsidiaries	-	309	221
General and administration	53,850	72,406	54,636
	101,288	94,896	86,528
Income (loss) before income taxes, extraordinary item, and equity in earnings of subsidiaries	(41,772)	173,355	97,054
Income tax benefit	(65,183)	(25,327)	(29,068)
Extraordinary item – net of related taxes	13,905	-	-
Equity in undistributed earnings of subsidiaries	1,581	453,080	424,150
Net Income	$38,897	$651,762	$550,272

Providian Financial Corporation (Parent Company Only)
Statements of Cash Flows

	Year ended December 31,

(dollars in thousands)	2001	2000	1999

Operating Activities
Net Income	$38,897	$651,762	$550,272
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(1,581)	(453,080)	(424,150)
Amortization of deferred compensation	12,731	13,518	7,738
Decrease (increase) in other assets	34,676	(56,217)	(1,791)
(Decrease) increase in accrued expenses and other liabilities	(15,045)	33,847	54,108
Increase in deferred income taxes receivable	(352,299)	(99,398)	(273,696)
(Decrease) increase in taxes payable	35,548	12,942	22,108
Gain on early extinguishment of debt	(13,905)	-	-
Due to (due from) subsidiaries	365,721	107,465	251,877
Net cash provided by operating activities	104,743	210,839	186,466
Investing Activities
Net (increase) decrease in investment securities	(181,761)	23,252	146,442
Proceeds from sales/maturities of investment securities	-	-	-
Net (increase) decrease in note receivable to affiliates	(100,943)	73,614	-
Net increase in investment in subsidiaries	(275,445)	(215,784)	(290,723)
Net cash used for investing activities	(558,149)	(118,918)	(144,281)
Financing Activities
Net decrease in note payable to affiliates	-	(15,000)	-
Redemption of preferred stock	-	-	-
Reimbursement relating to conversion of stock options	-	-	-
Proceeds from exercise of stock options	46,988	39,953	27,431
Purchase of common stock for treasury	(222,637)	(40,431)	(74,004)
Proceeds from short-term borrowings	1,195	-	-
Repayment of long-term borrowings	(37,020)	-	-
Proceeds from issuance of convertible senior notes	400,355	402,500	-
Purchase of junior subordinated debentures	(6,725)	(48,943)
Proceeds from the issuance of junior subordinated debentures	-	-	-
Dividends paid to shareholders	(25,685)	(29,932)	(28,374)
Net cash provided (used) by financing activities	156,471	308,147	(74,947)
Net Increase in Cash and Cash Equivalents	(296,935)	400,068	(32,762)
Cash and cash equivalents at beginning of year	467,396	67,328	100,090
Cash and cash equivalents at end of year	$170,461	$467,396	$67,328

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

              The independent auditors are recommended by the Audit and Compliance Committee of the Board of Directors, selected by the Board of Directors, and ratified by the shareholders. Based upon their audit of the consolidated financial statements, the independent auditors, Ernst & Young LLP, have issued their Report of Independent Auditors, which appears below.

Joseph Saunders
President and Chief Executive Officer

David J. Petrini
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Providian Financial Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Providian Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Providian's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Financial Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

San Francisco, California
February 7, 2002,
except for Note 4 as to which the date is
March 7, 2002

QuickLinks

PROVIDIAN FINANCIAL CORPORATION 2001 ANNUAL REPORT TABLE OF CONTENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
QUESTIONS AND ANSWERS ABOUT OUR COMPANY AND ITS FINANCIAL POSITION
DESCRIPTION OF OUR BUSINESS
OUR CAPITAL PLAN AND OTHER REGULATORY MATTERS
OVERVIEW OF SIGNIFICANT ACCOUNTING POLICIES
RISK FACTORS
PROPERTIES
LEGAL PROCEEDINGS
QUARTERLY AND COMMON STOCK DATA
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR EXECUTIVE OFFICERS
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Notes to Consolidated Financial Statements
MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING
REPORT OF INDEPENDENT AUDITORS