Form 10-K/A, Exhibit 13
period 2001-12-31
PROVIDIAN FINANCIAL CORP
filed 2002-08-14
CIK 1035713

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

PROVIDIAN FINANCIAL
CORPORATION
2001 ANNUAL REPORT*

* As amended on August 14, 2002.

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

        We originate our customer accounts using the same marketing strategies whether or not the loan balances are subsequently securitized. As a consequence, net interest margin, credit limits and customer account usage are similar for loans we originate to comparable customer segments regardless of whether the loans are securitized. New accounts are initially recorded as reported loans receivable because some aging of the accounts is generally required before the related receivables are sold in a securitization. Because newer accounts are included in reported loans, the average age of our reported loans is less than the average age of our securitized loans. Additionally, because newer accounts will generally experience more favorable delinquency and credit loss rates, reported loans will typically exhibit more favorable credit performance than similar more seasoned loans that have been securitized. Differences in reported and managed net interest income, credit losses, delinquencies and other performance measures will be affected by the age of the securitized loan portfolio and by differences between credit characteristics of the securitized portfolio and reported loans.

        We also retain interests in the loans transferred in securitizations, including retained subordinated interests. The retained interests result in continuing exposure to the performance of the securitized loans. Because we retain this exposure, we believe that managed basis financial information helps facilitate the analysis of our business. Even though this information is not GAAP compliant, it may be used as a supplement to the information presented in accordance with GAAP.

        For more information regarding managed financial information and our exposure to the performance of securitized loans, please see "—Management's Discussion and Analysis of Financial Condition and Results of Operations—Introduction and Recent Developments—Managed Financial Information."

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

        As of December 31, 2001, approximately $21.5 billion of our managed loans, which includes $9.2 billion of reported loans, were outstanding to customers in the standard and middle market segments, which we treat as eligible for increased risk weightings under the guidance for subprime lending programs issued by our banking subsidiaries' regulators. See "—Our Capital Plan and Other Regulatory Matters."

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

Customer Satisfaction Program

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

        The Subprime Guidance calls for risk weightings for the purpose of computing capital ratios that exceed those otherwise required by current regulations to be applied to certain loans that fall within the "subprime" category as defined in the Subprime Guidance. Under the Subprime Guidance, these risk weightings are generally expected to fall within a range of 150% to 300% (for example, at a 300% risk weighting, a bank would have to hold three times the amount of capital that it would otherwise be required to hold against those loans). The Capital Plan utilizes a methodology for determining risk weightings that is intended to ensure that capital is maintained in an amount sufficient to reflect the risks associated with subprime loans. Under this methodology, our banking subsidiaries have segmented their standard and middle market loan portfolios into several categories differentiated by the banks' internal credit scores and historical and projected dollar charge-off rates and have applied various risk weightings to these segments. As applied by our banking subsidiaries at year end 2001, this methodology resulted in a weighted average risk weighting of approximately 174% against our standard and middle segment loans. Our prime segment loans continue to be weighted at 100%. These risk weightings will be reviewed on a periodic basis and updated as necessary to take into consideration changes and expected changes in loan performance.

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

        Expense Reduction Efforts.    We closed our Henderson, Nevada facility in November 2001, eliminating approximately 550 positions, and we eliminated approximately 800 additional positions throughout our company in early January 2002. The facility closure and workforce reductions resulted in charges to salaries and employee benefits of $13 million in the fourth quarter of 2001 and $12.7 million in the first two months of 2002. We expect this aggregate 11% reduction in our workforce to result in annualized cost savings of approximately $60 million.

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

        As a result of the deterioration of the underlying credit characteristics of our loan portfolio and increased loss experience, we determined that it was appropriate to extend the valuation allowance for the uncollectible portion of finance charges and fees to cover all loans, regardless of delinquency status. In the fourth quarter of 2001, utilizing historical credit loss rates segmented by delinquency status, we increased our valuation allowances for the estimated uncollectible portion of finance charges and fees in our managed portfolio by $303.0 million, to an aggregate amount of $504.8 million. The fourth quarter increase consisted of a $121.7 million increase in the valuation allowance for estimated uncollectible finance charges and a $181.3 million increase in the valuation allowance for estimated uncollectible fees receivable. For the full year ended December 31, 2001, we increased our valuation allowances for the estimated uncollectible portion of finance charges and fees in our managed portfolio by $383.6 million, consisting of a $185.4 million increase in the valuation allowance for estimated uncollectible finance charges and a $198.2 million increase in the valuation allowance for estimated uncollectible fees receivable. Of this $198.2 million, $194.2 million relates to the change in accounting estimate which extended the valuation allowance for the uncollectible portion of fees to cover all loans, regardless of delinquency status.

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

        We establish our allowances for credit losses by analyzing historical credit loss trends including bankruptcy, delinquency and charge-off rates. We also consider factors such as general environmental conditions, trends in loan portfolio volume and seasoning, and recent changes to loan review and underwriting procedures. We compare prior estimates of loss rates and amounts to actual performance, and we compare our lagged loss rates and loan coverage ratios (the allowance as a percentage of loans outstanding) to those of other credit card lenders. As a result of the allowance review process, we establish an allowance for credit losses that represents an estimate of the amount necessary to absorb future principal charge offs related to credit losses inherent in those loans currently outstanding.

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

Our Banking Subsidiaries' Regulators Can Impose Restrictions on Our Operations.

        Our banking subsidiaries' regulators have broad discretion to issue or revise regulations, or to issue guidance, that may significantly affect us, our banking subsidiaries or the way we conduct our business. For example, the banking regulators have issued guidelines governing subprime lending activities that require financial institutions engaged in subprime lending (including our banking subsidiaries) to carry higher levels of capital and /or credit loss reserves. In addition, our banking subsidiaries' regulators have imposed on us the restrictions discussed under "Our Capital Plan and Other Regulatory Matters," and could impose further restrictions on our business, or increase existing restrictions. Any new or more restrictive requirements could include, among others, restrictions relating to: minimum regulatory capital levels; deposit taking and rates; extensions of credit; strategic acquisitions and asset growth; underwriting criteria and accounting policies and practices (including increases in allowances for credit losses, acceleration of loss recognition for finance charges and fees, and modifications to securitization accounting practices); enhanced scrutiny and consent requirements relating to our business plans and liquidity management; submission of special periodic regulatory reports; and additional supervisory actions or sanctions under applicable Prompt Corrective Action guidelines and other applicable laws and regulations.

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

QUARTERLY AND COMMON STOCK DATA

SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	March 31	June 30	September 30	December 31
(dollars in thousands, except per share data)
2001
Interest income	$711,989	$691,162	$644,889	$539,674
Interest expense	224,268	233,388	246,205	230,448
Net interest income	487,721	457,774	398,684	309,226
Provision for credit losses	411,595	369,316	549,923	683,508
Non-interest income	872,649	894,607	857,397	317,540
Non-interest expense	559,485	581,381	610,073	596,570
Income before income taxes	389,290	401,684	96,085	(653,312)
Income from continuing operations	$235,534	$243,005	$58,131	$(395,253)
Loss from discontinued operations—net of related taxes	(6,916)	(10,645)	(14,792)	(85,918)
Extraordinary item extinguishment of debt—net of related taxes	—	—	13,905	—
Cumulative effect of change in accounting principle—net of related taxes	1,846	—	—	—
Net Income	$230,464	$232,360	$57,244	$(481,171)
Earnings per common share—basic:
Income from continuing operations	$0.83	$0.85	$0.20	$(1.39)
Loss from discontinued operations—net of related taxes	(0.03)	(0.03)	(0.05)	(0.31)
Extraordinary item extinguishment of debt—net of related taxes	—	—	0.05	—
Cumulative effect of change in accounting principle—net of related taxes	0.01	—	—	—
Net Income	$0.81	$0.82	$0.20	$(1.70)
Earnings per common share—assuming dilution(1):
Income from continuing operations	$0.80	$0.82	$0.20	$(1.39)
Loss from discontinued operations—net of related taxes	(0.03)	(0.03)	(0.05)	(0.31)
Extraordinary item extinguishment of debt—net of related taxes	—	—	0.05	—
Cumulative effect of change in accounting principle—net of related taxes	0.01	—	—	—
Net Income	$0.78	$0.79	$0.20	$(1.70)
Weighted average common shares outstanding—basic (000)	284,794	284,602	283,864	283,402
Weighted average common shares outstanding—assuming dilution (000)	298,042	297,601	294,965	283,402
2000(2)
Interest income	$626,758	$651,059	$687,150	$721,238
Interest expense	204,337	216,800	224,772	228,870
Net interest income	422,421	434,259	462,378	492,368
Provision for credit losses	359,273	371,239	328,760	442,811
Non-interest income	726,509	821,579	746,200	942,380
Non-interest expense	489,698	768,981	530,451	616,889
Income before income taxes	299,959	115,618	349,367	375,048
Income from continuing operations	$179,995	$69,364	$209,611	$225,054
Loss from discontinued operations—net of related taxes	(5,677)	(6,592)	(8,945)	(11,048)
Net Income	$174,318	$62,772	$200,666	$214,006
Earnings per common share—basic:
Income from continuing operations	$0.64	$0.24	$0.74	$0.79
Loss from discontinued operations—net of related taxes	(0.02)	(0.02)	(0.03)	(0.04)
Net Income	$0.62	$0.22	$0.71	$0.75
Earnings per common share—assuming dilution:
Income from continuing operations	$0.62	$0.24	$0.71	$0.76
Loss from discontinued operations—net of related taxes	(0.02)	(0.02)	(0.03)	(0.03)
Net Income	$0.60	$0.22	$0.68	$0.73
Weighted average common shares outstanding—basic (000)	283,280	283,680	284,372	284,747
Weighted average common shares outstanding—assuming dilution (000)	290,500	291,582	295,428	297,743

(1)
For the quarter ended December 31, 2001, the assumed conversion of 6.1 million common shares plus an interest expense adjustment of $1.7 million, net of related taxes, related to the 3.25% convertible senior notes were not included in the computation of diluted earnings per common share because their inclusion would be antidilutive.

(2)
All common share and per common share data have been retroactively adjusted to reflect the two-for-one stock split in the form of a stock dividend in November 2000.

COMMON STOCK PRICE RANGES AND DIVIDENDS (UNAUDITED)

	High	Low	Dividends Declared Per Common Share		High	Low	Dividends Declared Per Common Share
2001				2000(1)
First quarter	$59.75	$41.87	$0.030	First quarter	$44.72	$30.06	$0.025
Second quarter	60.91	44.83	0.030	Second quarter	49.78	40.78	0.025
Third quarter	59.80	18.56	0.030	Third quarter	64.78	44.75	0.025
Fourth quarter	21.04	2.01	—	Fourth quarter	66.72	40.53	0.030

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

SELECTED FINANCIAL DATA

	Year ended December 31,
	2001	2000	1999	1998	1997
(dollars in thousands, except per share data)
INCOME STATEMENT DATA
Interest income	$2,587,715	$2,686,205	$1,623,605	$842,579	$582,493
Interest expense	934,309	874,779	448,370	247,266	183,110

Net interest income	1,653,406	1,811,426	1,175,235	595,313	399,383
Provision for credit losses	2,014,342	1,502,083	1,098,262	545,929	149,268
Non-interest income	2,942,193	3,236,669	2,412,121	1,266,179	634,632
Non-interest expense	2,347,510	2,406,020	1,558,332	825,000	573,447

Income before income taxes	233,747	1,139,992	930,762	490,563	311,300
Income tax expense	92,330	455,968	372,488	194,117	119,839

Income from continuing operations	141,417	684,024	558,274	296,446	191,461
Discontinued operations(1)	(118,271)	(32,262)	(8,002)	—	—
Extraordinary item extinguishment of debt	13,905	—	—	—	—
Cumulative effect of change in accounting	1,846	—	—	—	—

Net Income	$38,897	$651,762	$550,272	$296,446	$191,461

Cash dividends declared per common share(2)	$0.0900	$0.1050	$0.1000	$0.0750	$0.0350

Income from continuing operations per common share—assuming dilution(3)	$0.49	$2.34	$1.92	$1.02	$0.67

Net Income per common share—assuming dilution(3)	$0.13	$2.23	$1.89	$1.02	$0.67

STATEMENT OF FINANCIAL CONDITION DATA
Loans held for securitization or sale	$1,410,603	$—	$—	$—	$450,233
Loans receivable(4)	11,559,140	13,560,724	11,596,209	5,741,106	2,960,676
Allowance for credit losses	(1,932,833)	(1,436,004)	(1,027,512)	(451,245)	(145,312)
Total assets	19,938,166	18,055,313	14,307,837	7,231,215	4,449,413
Deposits	15,318,165	13,111,034	10,537,401	4,672,298	3,212,766
Borrowings	1,076,457	1,039,406	1,058,393	872,257	232,000
Equity	1,907,511	2,032,183	1,332,476	803,187	595,114
MANAGED FINANCIAL DATA
Credit cards	$32,643,139	$26,899,505	$19,035,846	$12,138,380	$8,838,607
Home loans	10,278	13,877	1,976,862	1,106,568	1,063,446

Total consumer loans	$32,653,417	$26,913,382	$21,012,708	$13,244,948	$9,902,053

Securitized loans	$19,683,674	$13,352,658	$9,416,499	$7,503,842	$6,491,144
Managed revenue	6,294,909	5,758,606	4,194,909	2,373,012	1,507,223
KEY STATISTICS
Total accounts (000s) at year-end	18,397	15,968	12,394	7,904	4,617
Reported net interest margin(5)	11.71%	13.78%	13.89%	12.76%	12.51%
Reported delinquency rate(6)	7.58%	9.02%	6.83%	5.69%	4.17%
Reported loan net credit loss rate(7)	10.70%	8.35%	6.38%	7.71%	3.73%
Managed net interest margin(8)	12.78%	12.60%	12.77%	11.80%	11.23%
Managed delinquency rate(9)	8.81%	7.54%	5.66%	5.33%	4.22%
Managed loan net credit loss rate(10)	10.78%	7.72%	6.94%	7.58%	6.32%
Net income to average managed assets(11)	0.11%	2.36%	3.02%	2.30%	1.81%
Net income to average equity	1.72%	39.21%	52.37%	42.76%	36.79%
Equity to managed assets	5.07%	6.58%	5.63%	5.50%	5.29%

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

(5)
Reflects total interest recognized on reported loans, less the Company's actual cost of funds, expressed as a percentage of reported average loans.

(6)
Reflects delinquencies, i.e., reported loans that are 30 days or more past due, at period end, as a percentage of reported loans at period end. Reported loans outstanding at December 31, 2001 exclude SFAS No. 133 market value adjustments of $29.9 million.

(7)
Represents principal amounts of reported loans that have been charged off, less recoveries, as a percentage of reported average loans during the period; fraud losses are not included.

(8)
Reflects total interest recognized on managed loans, less the Company's actual cost of funds and costs associated with securitizations including investor interest, expressed as a percentage of average managed loans.

(9)
Reflects delinquencies, i.e., managed loans that are 30 days or more past due, at period end, as a percentage of managed loans at period end. Managed loans outstanding at December 31, 2001 exclude SFAS No. 133 market value adjustments of $29.9 million.

(10)
Represents principal amounts of managed loans that have been charged off, less recoveries, as a percentage of average managed loans during the period; fraud losses are not included.

(11)
Average managed assets include total managed assets of the Company, including all loan portfolios.

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

        Managed Financial Information.    We service (or manage) the loans that we own and the loans that we have sold through our securitizations. Loans that have been securitized are not considered to be our assets under GAAP and, therefore, are not shown on our balance sheet. However, we typically retain interests in the securitized loan pools, and thus we still have a financial interest in and exposure to the performance of the securitized loans. These retained interests include a "seller's interest" (generally equal to the total amount of loans included in the securitization less all investor securities issued), subordinated investor securities retained by us, and "interest-only strips" that are subordinate to the interests of investors. Interest-only strips represent the present value of the estimated cash flow from finance charge and fee revenue less amounts paid to investors, related credit losses, servicing fees and other transaction expenses. See "—Managed Consumer Loan Portfolio and the Impact of Securitization—Financial Statement Impact." To the extent actual credit losses on a securitized portfolio exceed the estimates used to calculate the present value of the related interest-only strip or other retained subordinated interest, the value of such interest-only strip or other retained subordinated interest would be adjusted downward to reflect the reduced present value of the expected cash flows and a charge against earnings would be taken.

        Because the securitized loans continue to affect future cash flows, it is our practice to analyze our financial performance on a "managed" basis. "Managed" financial information is adjusted financial information that includes the impact of securitized loan balances, credit losses related to those securitized loans, and the related finance charge and fee income on key aspects of our GAAP-basis financial information, such as net interest income and credit losses. Key performance measures the Company uses to analyze its business on a managed basis are the managed delinquency rate, managed credit loss rate and managed net interest margin. Managed financial information is not GAAP compliant, does not reverse all of the changes in our financial statements that result from securitizations (for example, gain on sale and allowance for credit losses), and is not meant to be a comprehensive restatement of our financial statements.

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

        Year Ended December 31, 2001 Compared to Year Ended December 31, 2000:    Net income for the years ended December 31, 2001 and 2000 is presented in the following table:

	Year ended December 31,
	2001	2000
Income from continuing operations	$141.4	$684.0
Loss from discontinued operations	(118.2)	(32.2)
Extraordinary item—extinguishment of debt	13.9	—
Cumulative effect of change in accounting principle	1.8	—

Net Income	$38.9	$651.8

        Income from continuing operations declined to $141.4 million for the year ended December 31, 2001 from $684.0 million for 2000. The principal reasons for the decrease in income during 2001 were increases in net credit losses and the allowance for credit losses, lower non-interest income, and interest income on loans. Net credit losses increased $446.5 million to $1.52 billion for the year ended December 31, 2001, due to deterioration in the credit quality of our loans and continued weakening of general economic conditions. The allowance for credit losses was increased $496.8 million during 2001 to $1.93 billion, or 16.76% of reported loans. Non-interest income and interest income on loans were reduced by a total of $383.6 million during 2001 due to increases in our estimation of uncollectible finance charges and fees included in loans receivable and interest receivable. Non-interest income decreased by 9%, or $294.5 million, to $2.94 billion for the year ended December 31, 2001. Interest income on loans decreased by 3%, or $62.3 million, to $2.39 billion for the year ended December 31, 2001.

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

        For the year ended December 31, 2001, reported net interest income decreased 9% to $1.65 billion, compared to $1.81 billion in 2000. Our reported net interest margin on loans decreased to 11.71% for 2001 compared to 13.78% for 2000, reflecting decreased yields on reported loans primarily resulting from increases to our estimation of uncollectible finance charges. The reported net credit loss rate for 2001 increased to 10.70% from 8.35% for 2000. This increase reflected the economic downturn, and an increase in the concentration of loans within the standard market segment and middle market segment, which experience higher credit loss rates. The 30+ day reported delinquency rate as of December 31, 2001 decreased to 7.58% from 9.02% as of December 31, 2000. Non-interest expense decreased to $2.35 billion in 2001, compared to $2.41 billion in 2000. Excluding a $309.3 million charge related to legal settlements in 2000, non-interest expense increased during 2001, reflecting our continued investment in marketing initiatives and customer service infrastructure.

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

        Return on reported assets for 2001 was 0.19% compared to 3.74% for 2000. Return on average managed assets for 2001 was 0.11%, compared to 2.36% for 2000. Return on equity for 2001 was 1.72%, compared to 39.21% for 2000. The 2000 results were affected by a charge of $309.3 million in other non-interest expense related to the settlements of legal proceedings, and a gain of $64.7 million from the sale of the home loan business.

        Year Ended December 31, 2000 Compared to Year Ended December 31, 1999:    Net income for the year ended December 31, 2000 increased to $651.8 million, an increase of 18% from $550.3 million for the year ended December 31, 1999. The 2000 results include a charge of $309.3 million in other non-interest expense related to the settlements of legal proceedings, and a gain of $64.7 million from the sale of the home loan business. Growth in outstanding loan balances and customer accounts and improved customer retention were the principal drivers of our performance during 2000.

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

        For the year ended December 31, 2000, reported net interest income increased 54% to $1.81 billion, compared to $1.18 billion in 1999. Our reported net interest margin on loans decreased to 13.78% for 2000, compared to 13.89% for 1999, reflecting a moderate increase in the cost of funds. The reported net credit loss rate for 2000 increased to 8.35% from 6.38% for 1999. This increase reflected account seasoning within the reported portfolio. The 30+ day reported delinquency rate as of December 31, 2000 increased to 9.02% from 6.83% as of December 31, 1999. Non-interest income for 2000 increased 34% over 1999 to $3.24 billion, due primarily to increased revenue from credit product fees and the gain from the sale of the home loan business. Non-interest expense increased $847.7 million, to $2.41 billion, in 2000, from $1.56 billion in 1999. The increase in non-interest expense was due to the legal settlement charges taken during 2000 and our continued investment in marketing initiatives and customer service infrastructure.

        For the year ended December 31, 2000, managed net interest income increased 39% to $2.93 billion, compared to $2.11 billion in 1999. Our managed net interest margin on loans decreased to 12.60% for 2000 compared to 12.77% for 1999, reflecting a moderate increase in the cost of funds. The managed net credit loss rate for 2000 increased to 7.72% from 6.94% for 1999. This increase reflected account seasoning within the managed portfolio and a change in loan mix to a higher concentration of loans within the standard market segment and the highest risk portions of the middle market segment, which experience higher credit loss rates. The 30+ day managed delinquency rate as of December 31, 2000 increased to 7.54% from 5.66% as of December 31, 1999.

        The return on reported assets for 2000 was 3.74%, down from 5.37% for 1999. The decrease was primarily the result of the $309.3 million charge related to the settlement of legal proceedings, and our decision to strengthen our balance sheet liquidity by increasing our holdings in lower yielding more liquid investment securities. The return on average managed assets for 2000 was 2.36%, compared to 3.02% in 1999. Return on equity for 2000 was 39.21%, down from 52.37% for 1999.

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

        The following table summarizes our managed loan portfolio:

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Year-End Balances
Reported consumer loans	$12,969,743	$13,560,724	$11,596,209
Securitized consumer loans	19,683,674	13,352,658	9,416,499

Total managed consumer loan portfolio	$32,653,417	$26,913,382	$21,012,708

Average Balances
Reported consumer loans	$14,188,546	$12,828,454	$8,398,371
Securitized consumer loans	15,646,247	10,250,116	8,082,412

Total average managed consumer loan portfolio	$29,834,793	$23,078,570	$16,480,783

Operating Data and Ratios
Reported:
Average earning assets	$18,096,073	$16,328,419	$9,599,098
Return on average assets	0.19%	3.74%	5.37%
Net interest margin(1)	9.14%	11.09%	12.24%
Managed:
Average earning assets	$33,742,320	$26,578,535	$17,681,510
Return on average assets	0.11%	2.36%	3.02%
Net interest margin(1)	11.31%	11.03%	11.92%

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

        During the fourth quarter of 2001, we recorded a mark-to-market charge of $134 million related to the retained subordinated interests we recognized in connection with the securitization transactions we completed during that period. Had we not completed those securitizations in that quarter, a similar amount would have been established in the allowance for credit losses (which covers only our reported loans). As a result of changes in economic and performance expectations affecting the valuation of our retained interests in securitizations, we recorded an additional $164 million charge in the fourth quarter of 2001 related to deterioration in the underlying credit characteristics of the securitized loan portfolio and an increase in the discount rates used to value our retained interests, due to increased risk of loss with respect to the retained subordinated interests of securitizations completed in prior periods. Approximately $9 million of this charge relates to an increase in the weighted average discount rate used to value our retained interests. The remaining $155 million relates to an increase of 3.5% in the weighted average credit loss assumptions with respect to the underlying securitized loan portfolio, offset by improvements in finance charge and fee revenues, interest paid to investors, and other transaction fees and expenses.

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

        The ongoing effect of securitization accounting on our income statement includes a reduction in net interest income and the provision for credit losses, and an increase in non-interest income. For the years ended December 31, 2001, 2000 and 1999, securitization accounting had the effect of reducing net interest income by $2.15 billion, $1.12 billion and $933.1 million; reducing the provision for credit losses by $1.70 billion, $710.5 million and $607.5 million; and increasing non-interest income by $447.2 million, $409.2 million and $325.6 million. Unamortized loan acquisition costs are expensed upon securitization. Credit losses on securitized loans are reflected as a reduction of servicing and securitization income rather than a reduction of the allowance for credit losses. Therefore, our provision for credit losses is lower than if the loans had not been securitized.

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

        In November 2001, an early amortization event occurred with respect to Series 1998-1 of the Providian Master Trust when PNB's long-term debt rating was downgraded. As a result of that amortization event, the $625 million of outstanding Series 1998-1 investor securities were fully repaid. We currently do not have any series that are in early amortization.

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

        Sale of the Providian Master Trust.    On February 5, 2002, the Company sold its interests in the Providian Master Trust, which primarily consisted of $1.4 billion of loans receivable and $472 million of retained subordinated interests held by PNB. As of the date of sale, the Providian Master Trust contained nearly $8 billion of loans receivable arising from approximately 3.3 million active credit card accounts. In the fourth quarter of 2001, we marked our interests in the Providian Master Trust for sale and excluded them from the calculation of our allowances for loan losses and estimated uncollectible finance charges and fees, resulting in an after-tax benefit of $74 million. Upon completion of the sale in the first quarter, we received cash proceeds of approximately $2.8 billion and a first quarter after-tax gain of approximately $242 million.

        As a result of the sale of $1.4 billion in reported loans receivable which were part of the Providian Master Trust seller's interest, net interest income and the allowance for credit losses are expected to decline. Reported net interest margin, credit loss rates and delinquency rates, however, are expected to increase because the rate of return, credit losses and delinquencies attributable to our remaining reported loans receivable are greater than that those associated with the Providian Master Trust loans receivable we sold.

        The sale of the Providian Master Trust is expected to have a greater impact on our managed net interest margin, credit loss rates and delinquency rates because the trust represented approximately 29% of our managed loan receivables at December 31, 2001. We expect that managed net interest income and the allowance for credit losses will decrease because of the reduction in the size of our managed loan portfolio, and that managed net interest margin, credit loss rates and delinquency rates will increase because higher yielding loans with higher loss rates will comprise a larger percentage of the remaining managed loan portfolio subsequent to the Providian Master Trust sale.

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

        Reported risk adjusted revenue and return on loans for the year ended December 31, 2001 were $3.09 billion and 21.75%, compared to $3.93 billion and 30.66% for 2000. The decrease in reported risk adjusted return reflects the increase in the net credit loss rate and lower fee income yield on loans receivable. The lower fee income yield includes the impact of increasing the valuation allowance for uncollectible fees.

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

        Our funding costs have increased as a result of the downgrades in our credit ratings and the deterioration of our asset quality. Future downgrades or deteriorations in asset quality could cause further increases in our funding costs. Increased funding costs negatively affect our net interest income and net interest margin, which could be lower in future periods than they would have been absent such higher funding costs.

        During 2001, we accelerated the recognition of the estimated uncollectible portion of accrued finance charges included in loans receivable and interest receivable, for all accounts, including those that were not delinquent, due to deterioration of the loan portfolio and increased loss experience. As a result of this change, a valuation allowance of $185.4 million was recorded decreasing loans receivable, interest receivable and interest income on loans. Previously, these balances were reversed against current period interest income at the time of charge-off of the related accounts. Effective January 1, 2002, we instituted a policy of accruing only the estimated collectible portion of finance charges and fees posted to customer accounts. See "Overview of Significant Accounting Policies."

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

	Year ended December 31,
	2001			2000			1999
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
(dollars in thousands)
Assets
Interest-earnings assets
Consumer loans	$14,188,546	$2,393,389	16.87%	$12,828,454	$2,455,695	19.14%	$8,398,371	$1,558,945	18.56%
Interest-earning cash	695,149	23,029	3.31%	130,100	8,008	6.16%	126,881	5,891	4.64%
Federal funds sold	1,149,846	41,928	3.65%	1,371,550	85,899	6.26%	663,884	34,334	5.17%
Investment securities	1,895,097	110,187	5.81%	1,998,315	136,603	6.84%	409,962	24,435	5.96%
Other	167,435	19,182	11.46%	—	—	—	—	—	—

Total interest-earning assets	18,096,073	$2,587,715	14.30%	16,328,419	$2,686,205	16.45%	9,599,098	$1,623,605	16.91%
Allowance for loan losses	(1,563,720)			(1,247,119)			(700,868)
Other assets	3,915,630			2,325,772			1,346,042

Total assets	$20,447,983			$17,407,072			$10,244,272

Liabilities and Equity
Interest-bearing liabilities
Deposits	$14,723,044	$872,977	5.93%	$13,014,155	$812,982	6.25%	$6,495,080	$356,736	5.49%
Borrowings	1,267,406	61,332	4.84%	1,013,386	61,797	6.10%	1,540,561	91,634	5.95%

Total interest-bearing liabilities	15,990,450	$934,309	5.84%	14,027,541	$874,779	6.24%	8,035,641	$448,370	5.58%
Other liabilities	2,082,255			1,562,582			997,941

Total liabilities	18,072,705			15,590,123			9,033,582
Capital securities	108,981			154,893			160,000
Equity	2,266,297			1,662,056			1,050,690

Total liabilities and equity	$20,447,983			$17,407,072			$10,244,272

Net Interest Spread			8.46%			10.21%			11.33%

Interest income to average interest-earning assets			14.30%			16.45%			16.91%
Interest expense to average interest-earning assets			5.16%			5.36%			4.67%

Net interest margin			9.14%			11.09%			12.24%

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

        For the year ended December 31, 2001, servicing and securitization income was $853.4 million, relatively unchanged from $855.3 million in 2000. Higher average securitized loans outstanding in 2001 resulted in higher servicing and excess servicing income, but this increase was entirely offset by discounts taken on large retained interests required on our new securitizations. The retained subordinated interests in our recent securitization transactions have been significantly larger than those in our past securitizations due to increased required subordination levels. These increased levels of retained subordinated interests, which resulted from increased rating agency credit enhancement requirements for our securitzations, were necessary for us to continue to obtain the desired credit ratings on the senior classes of asset backed securities issued in our securitizations. Our retained subordinated interests increased from an average of 11% of the total securitized amount for the securitization transactions completed in the first three quarters of 2001 to an average of 29% for the securitization transactions completed in the fourth quarter of 2001. This increase is attributable to the deterioration in our asset performance, and to the fact that the transactions completed in the first three quarters of 2001 had other credit enhancement, consisting of financial guaranty insurance policies, while the transactions completed in the fourth quarter did not. During the fourth quarter of 2001, we recorded a mark-to-market charge of $134 million related to retained subordinated interests in new securitizations and, in addition, a charge of $164 million related to changes in the valuation of our retained subordinated interests for securitizations completed in prior periods. As a result of the sale of our interests in the Providian Master Trust, we expect a significant decrease in servicing and securitization income in 2002.

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

        For the years ended December 31, 2001, 2000, and 1999, credit product fee income was $1.89 billion, $2.19 billion and $1.75 billion. During 2001, the method of estimating the uncollectible portion of fees included in loans receivable was modified to include both delinquent and current loans, due to the deterioration in the underlying characteristics of our loan portfolio and increased loss experience. Previously, the estimated uncollectible portion of fees included in loans receivable was reversed against credit product fee income only on accounts that were 90 or more days delinquent. In order to estimate the uncollectible portion of fees included in loans receivable, we utilized historical credit loss rates segmented by delinquency status. As a result of this change, fee income totaling $194.2 million was reversed against credit product fee income during the year ended December 31, 2001, decreasing loans and credit product fee income.

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

        Other non-interest expense includes operational expenses such as collection costs, fraud losses, and bankcard association assessments. The following table presents non-interest expense for the years ended December 31, 2001, 2000, and 1999:

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Non-Interest Expense
Salaries and employee benefits	$667,902	$682,435	$486,327
Solicitation and advertising	615,427	525,542	426,984
Occupancy, furniture, and equipment	222,169	158,825	101,934
Data processing and communication	202,501	177,498	124,558
Other(1)	639,511	861,720	418,529

Total	$2,347,510	$2,406,020	$1,558,332

(1)
Year ended December 31, 2000 includes net pre-tax charges of $309.3 million related to legal settlements. No grouping within "Other" represents more than 10% of total non-interest expense.

        As part of our expense reduction efforts, we closed our Henderson, Nevada facility in November 2001, eliminating approximately 550 positions, and we eliminated approximately 800 additional positions throughout the company in early January 2002. The facility closure and workforce reductions resulted in charges to salaries and employee benefits of $13 million in the fourth quarter of 2001 and $12.7 million in the first two months of 2002. We expect this aggregate 11% reduction in our workforce to result in annualized cost savings of approximately $60 million.

        We anticipate that our fixed costs as a percentage of our total expenses will increase as the size of our total loan portfolio decreases in connection with the asset dispositions we plan to make as part of our strategic restructuring initiatives. All other things being equal, to the extent that fixed charges increase as a percentage of total expenses increases, our profit margins would be negatively affected. We expect this impact to be lessened as we implement our expense reduction efforts.

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

        Delinquencies.    An account is contractually delinquent if the minimum payment is not received by the next billing date. The 30+ day delinquency rate on reported loans was 7.58% as of December 31, 2001 (9.82% had we not taken charges in the fourth quarter related to the accelerated recognition of the estimated uncollectible fees and finance charges included in loans receivable) compared to 9.02% as of December 31, 2000. The 30+ day delinquency rate on managed loans was 8.81% as of December 31, 2001 (9.70% had we not taken charges in the fourth quarter related to the accelerated recognition of the estimated uncollectible fees and finance charges included in loans receivable) compared to 7.54% as of as of December 31, 2000. This increase reflects the overall change in the loan portfolio composition, seasoning and deterioration of the credit quality of our loan portfolio.

        The following table presents the delinquency trends of our reported and managed consumer loan portfolios as of December 31, 2001, 2000, and 1999:

	December 31,
	2001		2001(2)		2000		1999
	Loans	% of Total Loans	Loans	% of Total Loans	Loans	% of Total Loans	Loans	% of Total Loans
(dollars in thousands)
Reported
Loans outstanding(1)	$12,939,877	100.00%	$13,305,289	100.00%	$13,560,724	100.00%	$11,596,209	100.00%
Loans delinquent
30 - 59 days	$376,145	2.91%	$410,890	3.09%	$411,173	3.03%	$245,690	2.12%
60 - 89 days	249,709	1.93%	302,970	2.28%	299,297	2.21%	176,367	1.52%
90 or more days	354,407	2.74%	592,264	4.45%	512,142	3.78%	370,262	3.19%

Total	$980,261	7.58%	$1,306,124	9.82%	$1,222,612	9.02%	$792,319	6.83%

Managed
Loans outstanding(1)	$32,623,551	100.00%	$32,988,963	100.00%	$26,913,382	100.00%	$21,012,708	100.00%
Loans delinquent
30 - 59 days	$934,113	2.87%	$968,858	2.94%	$678,449	2.52%	$388,240	1.85%
60 - 89 days	666,416	2.04%	719,677	2.18%	482,246	1.79%	266,234	1.26%
90 or more days	1,272,335	3.90%	1,510,192	4.58%	867,920	3.23%	535,361	2.55%

Total	$2,872,864	8.81%	$3,198,727	9.70%	$2,028,615	7.54%	$1,189,835	5.66%

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

        The reported net credit loss rate was 10.70% for the year ended December 31, 2001 and 8.35% for 2000. The managed net credit loss rate was 10.78% for the year ended December 31, 2001 and 7.72% for 2000. If overall weakness in the U.S. economy continues, we would anticipate higher contractual and bankruptcy losses, as well as generally softer loan demand. We would expect that if weak general economic conditions continue, particularly when combined with the effect of the sale of our interests in the Providian Master Trust (which experienced lower credit loss rates compared to our remaining managed portfolio), we would experience managed net credit loss rates for 2002 that would significantly exceed recent historical levels. See "Risk Factors—We Have Recently Experienced and May Continue to Experience Increased Delinquencies and Credit Losses" and "—Introduction and Recent Developments—Factors Affecting Credit Loss Ratios. "

        The following table presents our net credit losses for consumer loans for the periods indicated and is presented both on a financial statement reporting basis and a managed portfolio basis:

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Reported
Average loans outstanding	$14,188,546	$12,828,454	$8,398,371
Net credit losses	$1,517,513	$1,070,974	$536,302
Net credit losses as a percentage of average loans outstanding	10.70%	8.35%	6.39%
Managed
Average loans outstanding	$29,834,793	$23,078,570	$16,480,783
Net credit losses	$3,216,823	$1,781,485	$1,143,849
Net credit losses as a percentage of average loans outstanding	10.78%	7.72%	6.94%

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

        The allowance for credit losses is established through analysis of historical credit loss trends and reviews of current loss expectations that incorporate general economic conditions that may impact future losses. Loans are segregated by product type into general risk classifications by market segment. Quantitative factors (including historical delinquency roll rates, historical credit loss rates, customer characteristics, such as risk scores, and other data) are combined with environmental factors affecting credit risk to prepare comparative evaluations of the allowance for credit losses.

        The environmental credit risk factors are consistent with applicable bank regulatory guidelines and include assessment of general macroeconomic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures, among other factors. Also, we compare allowances established in prior periods with subsequent actual credit losses and perform a peer group comparative analysis of lagged loss rates to coverage ratios.

        The following table sets forth the activity in the allowance for credit losses for the periods indicated:

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Balance at beginning of period	$1,436,004	$1,027,512	$451,245
Provision for credit losses	2,014,342	1,502,083	1,098,262
Credit losses	(1,667,223)	(1,183,679)	(609,947)
Recoveries	149,710	112,705	73,645
Other	—	(22,617)	14,307

Balance at end of period	$1,932,833	$1,436,004	$1,027,512

Allowance for credit losses to loans at period-end	16.76%	10.59%	8.86%

Reported loan balance(1)	$11,529,274	$13,560,724	$11,596,209

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

        Deposits.    Deposits increased to $15.32 billion as of December 31, 2001 from $13.11 billion as of December 31, 2000. During the fourth quarter of 2001, deposits decreased by $426.9 million primarily due to maturities of brokered deposits that were not replaced. Our ability to attract retail deposits through the broker channel has substantially diminished since our third quarter earnings announcement. In addition, we are required to reduce reliance on deposits as a source of funding pursuant to the Capital Plan. The following table summarizes the contractual maturities of our deposits, substantially all of which are retail deposits:

	December 31,
	2001			2000
	Direct Deposits	Brokered Deposits	Total Deposits	Direct Deposits	Brokered Deposits	Total Deposits
(dollars in thousands)
Three months or less	$672,361	$961,046	$1,633,407	$696,492	$1,101,455	$1,797,947
Over three months through twelve months(1)	1,935,051	1,281,858	3,216,909	2,287,839	2,178,797	4,466,636
Over on year through five years	2,265,691	5,399,250	7,664,941	1,873,851	3,380,364	5,254,215
Over five years	29,433	1,687,232	1,716,665	—	662,313	662,313
Deposits without contractual maturity	1,086,204	39	1,086,243	889,168	40,755	929,923

Total Deposits	$5,988,740	$9,329,425	$15,318,165	$5,747,350	$7,363,684	$13,111,034

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

During the Quarter Ending	Amount (dollars in millions)
March 31, 2002	$—
June 30, 2002	50
September 30, 2002	1,207
December 31, 2002	874

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

(1)
Amount amortizing by quarter in 2002: first quarter: $0; second quarter: $0; third quarter: $321; fourth quarter: $179.

        Unsecured Funding Facilities.    The following table shows our unsecured funding facilities and corresponding outstandings as of December 31, 2001:

		December 31, 2001
	Effective/ Issue Date	Facility Amount(1)	Outstanding	Maturity
(dollars in thousands)
Senior and subordinated bank note program(2)	2/98	$2,970,000	$323,314	Various
Providian Financial shelf registration(3)	6/98	1,197,145	751,931	Various
Capital Securities	2/97	—	104,332	2/27

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

Capital Ratio	Calculation	Well Capitalized Ratios	Adequately Capitalized Ratios
Total risk-based	(Tier 1 + Tier 2)/Total risk-based assets	≥ 10%	≥ 8% < 10%
Tier 1	Tier 1/Total risk-based assets	≥ 6%	≥ 4% < 6%
Leverage	Tier 1/Adjusted average assets	≥ 5%	≥ 4% < 5%

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

        The following table presents the notional amounts of interest rate swap and cap agreement activity during the periods indicated:

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Interest Rate
Swap Agreements
Beginning balance	$1,375,476	$1,050,476	$635,500
Additions	1,915,200	335,000	500,476
Maturities	1,997,476	10,000	85,500

Ending balance	$1,293,200	$1,375,476	$1,050,476

Interest Rate
Cap Agreements
Beginning balance	$13,625	$19,878	$25,961
Additions	—	—	—
Maturities	5,742	6,253	6,083

Ending balance	$7,883	$13,625	$19,878

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

Consolidated Statements of Financial Condition

Providian Financial Corporation and Subsidiaries

	Year ended December 31,
	2001	2000
(dollars in thousands, except per share data)
Assets
Cash and cash equivalents	$449,586	$430,554
Federal funds sold and securities purchased under resale agreements	1,611,000	307,206
Investment securities:
Available-for-sale (at market value, amortized cost of $1,302,435 and $1,849,619 at December 31, 2001 and 2000)	1,324,465	1,885,474
Held-to-maturity (market value of $686,721 at December 31, 2000)	—	686,214
Loans held for securitization or sale	1,410,603	—
Loans receivable, less allowance for credit losses of $1,932,833 at December 31, 2001 and $1,436,004 at December 31, 2000	9,626,307	12,124,720
Premises and equipment, net	183,829	177,344
Interest receivable	116,053	157,234
Due from securitizations	2,926,181	971,939
Deferred taxes	1,030,340	679,782
Other assets	521,159	400,967
Assets of discontinued operations	738,643	233,879

Total Assets	$19,938,166	$18,055,313

Liabilities
Deposits:
Non-interest bearing	$71,232	$79,097
Interest bearing	15,246,933	13,031,937

	15,318,165	13,111,034
Short-term borrowings	117,176	15,243
Long-term borrowings	959,281	1,024,163
Deferred fee revenue	468,310	660,466
Accrued expenses and other liabilities	885,780	1,080,910
Liabilities of discontinued operations	177,611	20,257

Total liabilities	17,926,323	15,912,073
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company (Capital Securities)	104,332	111,057
Shareholders' Equity
Common stock, par value $0.01 per share (authorized: 800,000,000 shares; issued: December 31, 2001—286,209,960 shares; December 31, 2000—286,215,960 shares)	2,862	2,862
Retained earnings	1,971,359	2,014,205
Cumulative other comprehensive income	9,807	21,092
Common stock held in treasury—at cost: (December 31, 2001—1,383,562 shares; December 31, 2000—304,530 shares)	(76,517)	(5,976)

Total shareholders' equity	1,907,511	2,032,183

Total liabilities and shareholders' equity	$19,938,166	$18,055,313

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Providian Financial Corporation and Subsidiaries

	Year ended December 31,
	2001	2000	1999
(dollars in thousands, except per share data)
Interest Income
Loans	$2,393,389	$2,455,695	$1,558,945
Federal funds sold and securities purchased under resale agreements	41,928	85,899	34,334
Other	152,398	144,611	30,326

Total interest income	2,587,715	2,686,205	1,623,605
Interest Expense
Deposits	872,977	812,982	356,736
Borrowings	61,332	61,797	91,634

Total interest expense	934,309	874,779	448,370

Net interest income	1,653,406	1,811,426	1,175,235
Provision for credit losses	2,014,342	1,502,083	1,098,262

Net interest income after provision for credit losses	(360,936)	309,343	76,973
Non-Interest Income
Servicing and securitizations	853,444	855,305	620,223
Credit product fee income	1,892,137	2,187,752	1,753,713
Other	196,612	193,612	38,185

	2,942,193	3,236,669	2,412,121
Non-Interest Expense
Salaries and employee benefits	667,902	682,435	486,327
Solicitation and advertising	615,427	525,542	426,984
Occupancy, furniture, and equipment	222,169	158,825	101,934
Data processing and communication	202,501	177,498	124,558
Other	639,511	861,720	418,529

	2,347,510	2,406,020	1,558,332

Income from continuing operations before income taxes	233,747	1,139,992	930,762
Income tax expense	92,330	455,968	372,488

Income from continuing operations	141,417	684,024	558,274
Loss from discontinued operations (net of related tax benefits of $77,218, $21,508, and $5,335, for 2001, 2000 and 1999, respectively)	(118,271)	(32,262)	(8,002)
Extraordinary item extinguishment of debt (net of related tax expense of $9,078)	13,905	—	—
Cumulative effect of change in accounting principle (net of related tax expense of $1,284)	1,846	—	—

Net Income	$38,897	$651,762	$550,272

Earnings per common share—basic
Income from continuing operations	$0.50	$2.41	$1.97
Loss from discontinued operations—net of related taxes	(0.42)	(0.12)	(0.02)
Extraordinary item—net of related taxes	0.05	—	—
Cumulative effect of change in accounting principle—net of related taxes	0.01	—	—

Net Income	$0.14	$2.29	$1.95

Earnings per common share—assuming dilution
Income from continuing operations	$0.49	$2.34	$1.92
Loss from discontinued operations—net of related taxes	(0.42)	(0.11)	(0.03)
Extraordinary item—net of related taxes	0.05	—	—
Cumulative effect of change in accounting principle—net of related taxes	0.01	—	—

Net Income	$0.13	$2.23	$1.89

Weighted average common shares outstanding—basic (000)	284,299	284,174	282,742

Weighted average common shares outstanding—assuming dilution (000)	289,622	294,042	291,094

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity

Providian Financial Corporation and Subsidiaries

	Common Stock	Additional Paid-In Capital	Retained Earnings	Cumulative Other Comprehensive Income	Common Stock Held in Treasury	Total
(dollars in thousands, except per share data)
Balance at December 31, 1998	$954	$—	$866,005	$(320)	$(63,452)	$803,187
Comprehensive income:
Net Income			550,272			550,272
Other comprehensive income:
Unrealized loss on securities, net of income tax benefit of $1,256				(1,887)		(1,887)
Foreign currency translation adjustments, net of income tax expense of $30				46		46

Other comprehensive income						(1,841)

Comprehensive income						548,431
Cash dividend: Common—$0.10 per share			(28,374)			(28,374)
Purchase of 1,915,846 common shares for treasury		25,723			(99,727)	(74,004)
Exercise of stock options and other awards		(72,785)	6,390		93,826	27,431
Issuance of restricted and unrestricted stock less forfeited shares		(434)			8,743	8,309
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $7,738		(571)				(571)
Net tax effect from employee stock plans		48,067				48,067

Balance at December 31, 1999	$954	$—	$1,394,293	$(2,161)	$(60,610)	$1,332,476
Comprehensive income:
Net Income			651,762			651,762
Other comprehensive income:
Unrealized gain on securities, net of ncome tax expense of $15,813				23,720		23,720
Foreign currency translation adjustments, net of income tax benefit of $251				(467)		(467)

Other comprehensive income						23,253

Comprehensive income						675,015
Cash dividend: Common—$0.105 per share			(29,932)			(29,932)
Stock dividend: Dividend rate of 100% Par $0.01	1,431		(1,431)			—
Adjustment for stock dividend	477	(473)	(4)			—
Purchase of 1,437,782 common shares for treasury		25,120			(65,551)	(40,431)
Exercise of stock options and other awards		(52,473)	(483)		92,909	39,953
Issuance of restricted and unrestricted stock less forfeited shares		(8,665)			27,276	18,611
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $13,518		(5,093)				(5,093)
Net tax effect from employee stock plans		41,584				41,584

Balance at December 31, 2000	$2,862	$—	$2,014,205	$21,092	$(5,976)	$2,032,183
Comprehensive income:
Net Income			38,897			38,897
Other comprehensive income:
Unrealized loss on securities, net of income tax benefit of $7,407				(10,635)		(10,635)
Foreign currency translation adjustments, net of income tax benefit of $424				(650)		(650)

Other comprehensive income						(11,285)

Comprehensive income						27,612
Cash dividend: Common—$0.09 per share			(25,685)			(25,685)
Purchase of 4,427,153 common shares for treasury		(959)			(221,678)	(222,637)
Exercise of stock options and other awards		(24,869)	(56,058)		127,915	46,988
Issuance of restricted and unrestricted stock less forfeited shares		(12,210)			23,222	11,012
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $12,731		1,719				1,719
Net tax effect from employee stock plans		36,319				36,319

Balance at December 31, 2001	$2,862	$—	$1,971,359	$9,807	$(76,517)	$1,907,511

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Providian Financial Corporation and Subsidiaries

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Operating Activities
Net Income	$38,897	$651,762	$550,272
Add: Loss from discontinued operations	118,271	32,262	8,002
Less: Extraordinary item — extinguishment of debt	(13,905)	—	—
Less: Cumulative effect of change in accounting principle	(1,846)	—	—

Income from continuing operations	141,417	684,024	558,274
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Provision for credit losses	2,014,342	1,502,083	1,098,262
Depreciation and amortization of premises and equipment	70,196	52,243	34,450
Amortization of net loan acquisition costs	65,185	34,883	63,016
Amortization of deferred compensation related to restricted and unrestricted stock	12,731	13,518	7,738
(Decrease) increase in deferred fee revenue	(192,156)	81,886	262,872
Increase in deferred income tax benefit	(348,018)	(124,304)	(263,584)
Decrease (increase) in interest receivable	41,181	(49,241)	(56,192)
Gain from sale of home loans	—	(64,671)	—
Net increase in other assets	(217,454)	(146,910)	(206,186)
Net (decrease) increase in accrued expenses and other liabilities	(129,052)	478,567	284,229

Net cash provided by operating activities	1,458,372	2,462,078	1,782,879
Investing Activities
Net cash used for loan originations and principal collections on loans receivable	(7,223,629)	(8,501,234)	(8,057,304)
Net increase in securitized loans	6,331,016	3,862,578	1,835,739
Net proceeds from sale of home loans	—	1,609,313	—
Portfolio acquisitions	—	—	(127,119)
Increase in due from securitizations	(1,954,242)	(357,722)	(159,843)
Purchases of available-for-sale investment securities	(23,315,593)	(1,577,288)	(376,790)
Proceeds from maturities and sales of available-for-sale investment securities	24,548,991	186,585	125,948
Net (increase) decrease in held-to-maturity investments	—	(559,956)	99,882
(Increase) decrease in federal funds sold and securities purchased under resale agreements or similar arrangements	(1,303,794)	990,794	(1,000,131)
Net purchases of premises and equipment	(76,681)	(90,834)	(91,069)

Net cash used by investing activities	(2,993,932)	(4,437,764)	(7,750,687)
Financing Activities
Net increase in deposits	2,168,281	2,573,633	5,865,103
Proceeds from issuance of term federal funds	382,193	1,355,000	1,873,000
Repayment of term federal funds	(397,193)	(1,440,093)	(2,245,000)
Increase in other short-term borrowings	964	—	—
Repayment of short-term borrowings	—	—	(163)
Proceeds from long-term borrowings	413,937	402,500	629,870
Repayment of long-term borrowings	(341,498)	(336,393)	(71,571)
Repurchase of capital securities	(5,077)	(48,943)	—
Purchase of treasury stock	(222,637)	(40,431)	(74,004)
Dividends paid	(25,685)	(29,932)	(28,374)
Proceeds from exercise of stock options	46,988	39,953	27,431

Net cash provided by financing activities	2,020,273	2,475,294	5,976,292

Net cash related to discontinued operations	(465,681)	(247,220)	(6,666)
Net Increase in Cash and Cash Equivalents	19,032	252,388	1,818
Cash and cash equivalents at beginning of period	430,554	178,166	176,348

Cash and cash equivalents at end of period	$449,586	$430,554	$178,166

Supplemental Disclosures
Interest expense paid	$916,747	$806,232	$390,086

Income taxes paid	$331,356	$539,076	$617,929

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

        Investment securities.    Investment securities available-for-sale consist primarily of mortgage-backed securities and are reported at market value with unrealized gains and losses, net-of-tax, reported as a component of "cumulative other comprehensive income" in shareholders' equity. Investment securities held-to-maturity are securities that the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. The Company does not hold investment securities for trading purposes. The amortization of premiums and accretion of discounts related to investment securities held-to-maturity are included in "other interest income" in the Company's consolidated statements of income. Realized gains and losses and other than temporary impairments related to investment securities are determined using specific identification and are reported in "other non-interest income" in the Company's consolidated statements of income. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer.

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

        Interest income on loans.    Interest income on loans is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. During 2001, the Company accelerated the recognition of the estimated uncollectible portion of accrued finance charges for all credit card receivables, including those that are current, due to deterioration in the underlying characteristics of the loan portfolio and increased loss experience. Previously, these finance charges were reversed against current period interest income at the time of charge-off of the related account. The effect of this change in estimate was to advance the timing of finance charge income reversals, resulting in a decrease in loans receivable and interest income of $185.4 million during 2001. Beginning in January 2002, the Company will not accrue the estimated uncollectible portion of finance charge income.

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

        As part of its evaluation of the allowance for credit losses, the Company segregates loans by product type into general risk classifications by market segment. Quantitative factors (including historical delinquency roll rates, historical credit loss rates, customer characteristics, such as risk scores, and other data) are combined with additional environmental factors to prepare comparative evaluations of the allowance for credit losses. The environmental credit risk factors include general economic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures. The Company compares actual credit loss performance against estimated credit losses, and may modify its credit loss allowance evaluation model accordingly. The Company also challenges the effectiveness of its allowance setting policy by comparing lagged loss rates and coverage ratios to its actual loss experience and to that of other credit card lenders. The Company's policy is to recognize principal charge-offs on loans no later than 180 days after they become contractually past due. The Company batches notifications of customers who have declared bankruptcy or died and charges off the related amounts once per month.

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

        During 2001, the method for estimating the uncollectible portion of credit product fees billed monthly (late, overlimit, returned check charges and monthly-billed cardholder service products) was modified to include both delinquent and current loans, due to deterioration in the underlying credit characteristics of the loan portfolio and increased loss experience. Previously, the estimated uncollectible portion of fees receivable was reversed against income on those accounts that were 90 or more days delinquent. The effect of this change was to advance the timing of loss recognition for monthly billed fee income, resulting in a decrease in loans receivable and credit product fee income of $194.2 million during the year ended December 31, 2001.

        Changes in Accounting Estimates.    During 2001, the method of estimating the uncollectible finance charges and fees contained in loans was modified to include both delinquent and current loans. Previously, the estimated uncollectible portion of finance charges were reversed against interest income upon charge-off of the related loans. During 2000, we accelerated the estimation of uncollectible credit product fee income on accounts that are 90 or more days delinquent. As a result of the 2001 changes, interest income totaling $185.4 million ($112.2 million net of related taxes) was reversed, as previously described, and credit product fee income totaling $194.2 million ($117.5 million net of related taxes) was reversed, decreasing income from continuing operations by $229.7 million, or $0.77 per diluted share. The change also reduced income from discontinued operations by a total of $5.3 million net of related taxes, bringing the total resulting reduction in net income to $235.0 million, or $0.79 per diluted share.

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

	December 31,
	2001				2000
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
(dollars in thousands)
Investment Securities Available-for-Sale
United States Treasury and federal agency bonds	$85,127	$2,438	$—	$87,565	$224,633	$4,172	$—	$228,805
Mortgage-backed securities	1,191,873	19,484	—	1,211,357	1,611,916	34,137	2,454	1,643,599
Equity securities	14,428	—	—	14,428	10,570	—	—	10,570
Other	11,007	173	65	11,115	2,500	—	—	2,500

Total securities available-for-sale	$1,302,435	$22,095	$65	$1,324,465	$1,849,619	$38,309	$2,454	$1,885,474

Investment Securities Held-to-Maturity
United States Treasury and federal agency bonds	$—	$—	$—	$—	$99,360	$787	$63	$100,084
Commercial paper	—	—	—	—	586,198	—	217	585,981
Tax-exempt and other securities	—	—	—	—	656	—	—	656

Total securities held-to-maturity	$—	$—	$—	$—	$686,214	$787	$280	$686,721

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

        The amortized cost and estimated fair value as of December 31, 2001 of the Company's securities by estimated maturity dates are presented in the following table:

	December 31, 2001
	Amortized Cost	Fair Value
(dollars in thousands)
Due in one year or less	$60,765	$62,114
Due after one year through five years	35,369	36,566
Due after five years through ten years	—	—
Due after ten years	—	—

Subtotal	96,134	98,680

Mortgage-backed securities	1,191,873	1,211,357
Equity securities	14,428	14,428

Total securities	$1,302,435	$1,324,465

Note 6.    Loans Receivable and Allowance for Credit Losses

        The following is a summary of the Company's loans receivable:

	December 31,
	2001	2000
(dollars in thousands)
Credit cards	$11,498,974	$13,525,270
Other	60,166	35,454
Allowance for credit losses	(1,932,833)	(1,436,004)

	$9,626,307	$12,124,720

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

        The activity in the allowance for credit losses for the years ended December 31, 2001, 2000, and 1999 is as follows:

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Balance at beginning of period	$1,436,004	$1,027,512	$451,245
Provision for credit losses	2,014,342	1,502,083	1,098,262
Credit losses	(1,667,223)	(1,183,679)	(609,947)
Recoveries	149,710	112,705	73,645
Other	—	(22,617)	14,307

Balance at end of period	$1,932,833	$1,436,004	$1,027,512

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

        Due from securitizations was $2.93 billion as of December 31, 2001, and $971.9 million as of December 31, 2000. At December 31, 2001 and 2000, the primary components of due from securitizations are interest-only strips receivable, which were $300.8 million and $123.0 million, retained subordinated interests, which were $1.92 billion and $550.9 million, and spread accounts, which were $161.6 and $53.0 million.

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

        Key economic assumptions used in measuring the retained interests for new securitizations at the date of transfer are shown below:

	Year ended December 31,
	2001	2000
	(rate per annum)
Weighted average life (in years)(1)	1.1	0.8
Expected net credit losses	14.3%	9.2%
Residual cash flow discount rate(2)	12.0-15.0%	12.0-15.0%
Average variable returns to transferees(3)	0.54%	0.39%

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

        At December 31, 2001, key economic assumptions used in valuing retained interests and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Discount Rate(1)	Expected Annual Credit Losses	Monthly Prepayment Rate(2)
(dollars in millions)
Current assumptions	15.0-20.0%	14.9%	8.4%
Impact on fair value of
10% adverse change	$(2.2)	$(137.8)	$(23.4)
20% adverse change	$(4.4)	$(248.2)	$(43.2)

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

        The table below summarizes certain cash flows received from and paid in respect of securitizations:

	Year ended December 31,
	2001	2000	1999
(dollars in millions)
Proceeds from new securitizations	$6,825	$4,879	$2,389
Proceeds from collections reinvested in revolving period securitizations	12,394	8,727	5,808
Servicing fees received	422	272	140
Cash flows received on retained interests	771	573	554

        The following table presents quantitative information about delinquencies, net credit losses, and components of securitized loans receivable and other assets managed with them:

	Ending Loan Balances		Delinquent Loans 30 Days or More Past Due(1)		Average Loan Balances		Net Credit Losses
	December 31,				Year ended December 31,
	2001	2000	2001	2000	2001	2000	2001	2000
(dollars in millions)
Total managed loans(2)	$32,654	$26,914	$2,873	$2,029	$29,834	$23,079	$3,217	$1,781
Less:
Loans securitized(3)	19,684	13,353			15,646	10,250
Loans held for sale or securitization	1,411	—			45	33

Loans reported	$11,559	$13,561			$14,143	$12,796

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

        The Company's unfunded commitments from continuing operations are as follows:

	December 31,
	2001	2000
(dollars in thousands)
Credit card loans	$25,545,116	$21,694,157
Other	378	295

	$25,545,494	$21,694,452

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

        In February 2002, the Company agreed to settle for $38 million another class action pending in federal court (In re Providian Securities Litigation) alleging, in general, that the Company and certain of its executive officers made false and misleading statements concerning future prospects and financial results in violation of federal securities laws. The settlement is pending court approval. Additional securities class action lawsuits are pending against the Company and certain executive officers and/or directors relating to statements made concerning the Company's operations and prospects for the second and third quarter of 2001. Further, several shareholder derivative actions seek redress against members of the Company's board of directors and certain executive officers for alleged breach of fiduciary duty and corporate waste arising out of alleged unfair business practices similar to the alleged practices at issue in the cases settled in 2000. Additional shareholder derivative actions arising out of the Company's earnings announcement in October 2001 are also pending. In addition, several class action complaints on behalf of certain participants in the Company's 401(k) Plan are pending. In addition, the Company is commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of its activities. An informed assessment of the ultimate outcome or potential liability associated with the Company's pending lawsuits and other potential claims that could arise is not feasible at this time. Due to the uncertainties of litigation, there can be no assurance that the Company will prevail on all claims made against it in the lawsuits that it currently faces or that additional proceedings will not be brought. However, while the Company believes that it has substantive defenses and intends to defend the actions vigorously, it cannot predict the ultimate outcome or the potential future impact on the Company of such actions. The Company does not presently expect any of these actions to have a material adverse effect on its financial condition or results of operations, but it cannot make any assurance that they will not have such an effect. For more detailed information on legal proceedings affecting the Company, see "Legal Proceedings."

Note 9.    Premises, Equipment, and Lease Commitments

        The following is a summary of the Company's premises and equipment:

	December 31,
	2001	2000
(dollars in thousands)
Premises	$40,237	$37,196
Equipment and furniture	280,486	232,464
Leasehold improvements	71,958	46,955
Land	2,723	2,723

	395,404	319,338
Less accumulated depreciation and amortization	211,575	141,994

	$183,829	$177,344

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

        The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 2000 and 1999:

	December 31,
	2001		2000
	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
(dollars in thousands)
6.75% senior bank notes maturing in 2002	$115,964	6.75%	$—	0%
Federal funds purchased	—	0%	15,000	6.69%
Other	1,212	3.30%	243	9.04%

Total	$117,176		$15,243

Note 12.    Long-Term Borrowings and Capital Securities

        Long-term borrowings and capital securities consist of borrowings having an original maturity of one year or more. The following table summarizes all outstanding long-term borrowings and capital securities as of December 31, 2001 and 2000:

	December 31,
	2001	2000
(dollars in thousands)
Long-Term Borrowings
6.25% senior bank notes maturing in 2001	$—	$179,349
6.75% senior bank notes maturing in 2002	—	183,645
6.70% senior bank notes maturing in 2003	91,547	133,775
6.65% senior bank notes maturing in 2004	115,803	124,891
3.25% convertible senior notes maturing in 2005	343,302	402,500
4.00% zero coupon convertible note maturing in 2021	408,629	—
Other	—	3

Total long-term borrowings	$959,281	$1,024,163

Capital Securities
Company obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated deferrable interest debentures of the Company with an interest rate of 9.525% maturing in 2027	$104,332	$111,057

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

Note 13.    Income Taxes

        The components of the Company's income tax expense related to continuing operations are as follows:

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Current
Federal	$372,389	$491,550	$541,651
State	40,763	81,175	103,721

	413,152	572,725	645,372
Deferred
Federal	(320,304)	(132,516)	(241,597)
State	(518)	15,759	(31,287)

	(320,822)	(116,757)	(272,884)

	$92,330	$455,968	$372,488

        Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2001	2000
(dollars in thousands)
Deferred Tax Liabilities
Loan collection income	$37,336	$14,801
Deferred loan acquisition costs	13,213	12,536
Gain on sale of loans	—	46,781
Other	35,443	10,621

	85,992	84,739
Deferred Tax Assets
Allowance for credit losses	676,038	511,780
Deferred fee revenue	216,296	178,926
Long-term incentive accruals	23,055	34,615
State taxes	35,943	34,308
Gain on sale of loans	86,498	—
Argentina loss	56,029	—
Other	26,891	18,953

	1,120,750	778,582

Net deferred tax assets before unrealized (gains) losses	1,034,758	693,843
Unrealized (gains) losses on:
Securities available-for-sale	(6,883)	(14,342)
Change in accounting principle	(1,284)	—
Foreign currency translation	3,752	281

Net deferred tax assets	$1,030,343	$679,782

        The Company believes that it will fully realize its total deferred income tax assets as of December 31, 2001, based upon the Company's recoverable taxes from prior carryback years, its total deferred income tax liabilities, and its current level of operating income.

        The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

	2001	2000	1999
	(percent of pre-tax income)
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes	5.6	5.6	5.2
Other	(1.0)	(0.6)	(0.2)

Effective tax rate	39.6%	40.0%	40.0%

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

        The following table summarizes the expected or contractual maturities and weighted average interest rates associated with amounts to be received or paid by the Company:

		Maturing in
	Balance at December 31, 2001
		2002	2003	2004	Thereafter
(dollars in thousands)
Pay Fixed/Receive Variable
Notional value	$600,000	$—	$600,000	$—	$—
Weighted average pay rate	5.41%	—	5.41%	—	—
Weighted average receive rate	1.89%	—	1.89%	—	—
Receive Fixed/Pay Variable
Notional value	$693,200	$—	$—	$61,000	$632,200
Weighted average pay rate	2.13%	—	—	2.23%	2.12%
Weighted average receive rate	6.32%	—	—	4.75%	6.48%
Total Swaps
Notional value	$1,293,200	$—	$600,000	$61,000	$632,200
Weighted average pay rate	3.65%	—	5.41%	2.23%	2.12%
Weighted average receive rate	4.27%	—	1.89%	4.75%	6.48%

Note: Variable rates are held constant for future periods at their effective rates as of their most recent reset prior to December 31, 2001.

        The following table presents the notional value of the Company's swaps that are designated as fair value hedges and the specific assets or liabilities to which they are linked:

	December 31, 2001
	Receive Fixed	Pay Fixed	Total
(dollars in millions)
Loans	$—	$600,000	$600,000
Certificates of deposit	693,200	—	693,200

Total	$693,200	$600,000	$1,293,200

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

        The following is a summary of the maturity distribution of the Company's interest rate cap agreements as of December 31, 2001:

Year	Notional Amount Maturing	Weighted Average Strike Rate
	(dollars in thousands)
2002	$4,146	7.23%
2003	$3,738	6.99%

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

        The major classes of assets and liabilities of the discontinued operations as of December 31, 2001 are as follows:

	United Kingdom	Argentina	Total
(dollars in thousands)
Assets
Cash and cash equivalents	$186,950	$14,639	$201,589
Loans receivable, less allowance for credit losses	518,337	53,309	571,646
Other	19,274	14,004	33,278
Valuation reserves	—	(67,870)	(67,870)

Total assets	$724,561	$14,082	$738,643

Liabilities
Deposits	$144,813	$10,961	$155,774
Long-term borrowings	—	6,400	6,400
Other	9,486	5,951	15,437

Total liabilities	$154,299	$23,312	$177,611

Note 16.    Extraordinary Item—Extinguishment of Debt

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

	Total Risk-Based Capital		Tier 1 Risk-Based Capital		Tier 1 Leverage Ratio
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(dollars in thousands)
December 31, 2001
Providian National Bank
Actual	$2,616,639	9.47%	$2,245,166	8.13%	$2,245,166	12.46%
Minimum adequately capitalized	2,210,364	8.00%	1,105,182	4.00%	720,880	4.00%
Minimum well capitalized	2,762,955	10.00%	1,657,773	6.00%	901,100	5.00%
Providian Bank
Actual	134,201	11.93%	117,896	10.48%	117,896	5.67%
Minimum adequately capitalized	89,960	8.00%	44,980	4.00%	83,115	4.00%
Minimum well capitalized	112,450	10.00%	67,470	6.00%	103,893	5.00%
December 31, 2000
Providian National Bank
Actual	$2,075,140	10.58%	$1,807,829	9.22%	$1,807,829	11.90%
Minimum adequately capitalized	1,568,483	8.00%	784,241	4.00%	607,664	4.00%
Minimum well capitalized	1,960,603	10.00%	1,176,362	6.00%	759,579	5.00%
Providian Bank
Actual	184,811	14.94%	168,683	13.64%	168,683	6.34%
Minimum adequately capitalized	98,934	8.00%	49,467	4.00%	106,481	4.00%
Minimum well capitalized	123,667	10.00%	74,200	6.00%	133,101	5.00%

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

Note 18.    Shareholders' Equity

        During 2001 and 2000, the Company was party to several agreements in which it had contracted to purchase shares of its common stock on a forward basis. The Company used these forward equity purchase agreements to acquire shares of common stock for issuance under the Company's stock incentive plans. The Company accounts for forward equity purchase contracts in accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

        At the Company's election, the forward purchase agreements allowed settlements on a physical basis or, subject to certain conditions, on a net basis in shares of the Company's common stock or in cash. To the extent that the market price of the Company's common stock on a settlement date was greater than the forward purchase price, the Company would receive the net differential. To the extent that the market price of the Company's common stock on a settlement date was lower than the forward purchase price, the Company would settle the agreed-upon premium amount due to the counterparty. At December 31, 2001, there were no forward purchase agreements in place. At December 31, 2000, the agreements covered 3,989,398 shares of the Company's common stock at an average forward price of $50.84. The agreements generally had terms of one year but could be settled or partially settled earlier at the Company's option. If the agreements then outstanding had been settled on a net share basis at the December 31, 2000 market price of the Company's common stock ($57.50 per share), the Company would have received approximately 462,076 shares of its common stock from the counterparties. During the years ended December 31, 2001 and 2000, settlements from forward purchase agreements resulted in the Company receiving 3,989,398 and 1,033,428 shares of its common stock and paying premium amounts of $1.0 million and $0.9 million, which were reported as adjustments to additional paid-in capital.

        In October 2000, the Company's Board of Directors approved a two-for-one split of the Company's common stock, in the form of a stock dividend, issued on November 30, 2000, to shareholders of record on November 15, 2000. The computation of basic and diluted earnings per share for all periods presented have been retroactively adjusted to include the effect of the Company's stock split.

Note 19.    Cumulative Other Comprehensive Income

        The components of cumulative other comprehensive income, net of related tax, for the years ended December 31, 2001, 2000, and 1999 are as follows:

	Unrealized Gain (Loss) on Securities	Foreign Currency Translation	Cumulative Other Comprehensive Income
(dollars in thousands)
Balance at December 31, 1998	$(320)	$—	$(320)
Other comprehensive income	(3,143)	76	(3,067)
Tax benefit (expense)	1,256	(30)	1,226

Balance at December 31, 1999	$(2,207)	$46	$(2,161)
Other comprehensive income	39,533	(718)	38,815
Tax benefit (expense)	(15,813)	251	(15,562)

Balance at December 31, 2000	$21,513	$(421)	$21,092
Other comprehensive income	(18,042)	(1,074)	(19,116)
Tax benefit (expense)	7,407	424	7,831

Balance at December 31, 2001	$10,878	$(1,071)	$9,807

Note 20.    Earnings Per Common Share

        The following table sets forth the computation of both the basic and assumed conversion methods of earnings per common share:

	Year ended December 31,
	2001	2000	1999
(in thousands, except per share data)
Basic
Income from continuing operations	$141,417	$684,024	$558,274
Discontinued operations, net of related taxes	(118,271)	(32,262)	(8,002)
Extraordinary item—extinguishment of debt, net of related taxes	13,905	—	—
Cumulative effect of change in accounting principle, net of related taxes	1,846	—	—

Net income available to common shareholders	$38,897	$651,762	$550,272

Weighted average common shares outstanding	284,299	284,174	282,742

Earnings per common share
Income from continuing operations	$0.50	$2.41	$1.97
Discontinued operations, net of related taxes	(0.42)	(0.12)	(0.02)
Extraordinary item—extinguishment of debt, net of related taxes	0.05	—	—
Cumulative effect of change in accounting principle, net of related taxes	0.01	—	—

Net income per common share	$0.14	$2.29	$1.95

Diluted
Income from continuing operations	$141,417	$684,024	$558,274
Plus: Income impact of assumed conversions
Interest on 3.25% convertible senior notes, net of related taxes(1)	—	2,769	—

Income from continuing operations with assumed conversions	141,417	686,793	558,274
Discontinued operations, net of related taxes	(118,271)	(32,262)	(8,002)
Extraordinary item—extinguishment of debt, net of related taxes	13,905	—	—
Cumulative effect of change in accounting principle, net of related taxes	1,846	—	—

Net income available to common shareholders with assumed conversions	$38,897	$654,531	$550,272

Weighted average common shares outstanding	284,299	284,174	282,742
Plus: Incremental shares from assumed conversions
Restricted stock issued—non vested	774	1,091	1,056
Employee stock options	4,549	6,452	7,296
3.25% convertible senior notes	—	2,071	—
Forward purchase contracts	—	254	—

Dilutive potential common shares	5,323	9,868	8,352

Adjusted weighted average common shares	289,622	294,042	291,094

Earnings per common share:
Income from continuing operations	$0.49	$2.34	$1.92
Discontinued operations, net of related taxes	(0.42)	(0.11)	(0.03)
Extraordinary item—extinguishment of debt, net of related taxes	0.05	—	—
Cumulative effect of change in accounting principle, net of related taxes	0.01	—	—

Net income per common share	$0.13	$2.23	$1.89

(1)
For the year ended December 31, 2001, the assumed conversion of the Company's convertible senior notes to 5,606,000 shares of the Company's common stock and $7,613,000 net of tax interest expense on the Company's 3.25% convertible senior notes were not included in the computation of diluted earnings per common share, because the inclusion would be antidilutive.

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

        Presented below are the changes to the stock options under the Company's stock-based compensation plans for the years ending December 31, 2001, 2000 and 1999:

	2001		2000		1999
	Shares (000)	Weighted Average Exercise Price	Shares (000)	Weighted Average Exercise Price	Shares (000)	Weighted Average Exercise Price
Outstanding at beginning of year	23,881,495	$30.96	19,467,388	$25.47	16,963,528	$12.63
Granted	5,994,750	45.81	8,971,112	40.82	5,828,700	55.96
Exercised	(2,408,690)	18.09	(2,565,693)	13.48	(2,319,042)	10.27
Forfeited(1)	(2,223,041)	48.22	(1,991,312)	44.25	(1,005,798)	20.55

Outstanding at end of year	25,244,514	$34.20	23,881,495	$30.96	19,467,388	$25.47

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

	Year ended December 31,
	2001	2000	1999
(dollars in thousands, except per share data)
Net income	$38,897	$651,762	$550,272
Pro forma	$(32,259)	$588,212	$515,254
Net income per common share:
As reported—basic	$0.14	$2.29	$1.95

As reported—assuming dilution	$0.13	$2.23	$1.89

Net income per common share:
Pro forma—basic	$(0.11)	$2.07	$1.82

Pro forma—assuming dilution	$(0.11)	$2.01	$1.77

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

        The estimated fair values of the Company's financial instruments are as follows:

	December 31,
	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(dollars in thousands)
Assets
Cash and cash equivalents	$449,586	$449,586	$430,554	$430,554
Federal funds sold and securities purchased under resale agreements	1,611,000	1,611,000	307,206	307,206
Investment securities:
Available-for-sale	1,324,465	1,324,465	1,885,474	1,885,474
Held-to-maturity	—	—	686,214	686,721
Loans held for securitization or sale	1,410,603	1,410,603	—	—
Loans receivable, less allowance for credit losses	9,626,307	9,626,307	12,124,720	12,124,720
Interest receivable	116,053	116,053	157,234	157,234
Due from securitizations	2,926,181	2,926,181	971,939	971,939
Derivative assets	14,627	14,627	—	—
Liabilities
Deposits	$15,318,165	$15,719,123	$13,111,034	$13,295,367
Short-term borrowings	117,176	117,176	15,244	15,244
Long-term borrowings	959,281	591,020	1,024,163	1,097,659
Derivative liabilities	31,566	31,566	—	—
Capital securities	104,332	33,386	111,057	166,551
Off-Balance Sheet:
Interest rate swaps	—	—	—	10,229
Interest rate caps	—	—	—	2

Note 25.    Parent Company Financial Information

        The Company conducts its credit card operations primarily through its banking subsidiaries, PNB and PB. The parent's investment in subsidiaries represents the total equity of all consolidated subsidiaries, using the equity method of accounting for investments.

PROVIDIAN FINANCIAL CORPORATION (Parent Company Only)
Statements of Financial Condition

	December 31,
	2001	2000
(dollars in thousands)
Assets
Cash and cash equivalents	$170,461	$467,396
Investment securities:
Available-for-sale	150,476	—
Loans receivable	101,084	298
Investment in subsidiaries	2,405,763	2,128,736
Deferred income taxes	1,031,627	679,328
Prepaid expenses and other assets	34,133	68,652

Total assets	$3,893,544	$3,344,410

Liabilities
Due to subsidiaries	$903,804	$538,082
Short-term borrowings	1,195	—
Long-term borrowings	861,212	518,506
Income taxes payable	98,254	99,025
Accrued expenses and other liabilities	141,568	156,614

Total liabilities	2,006,033	1,312,227
Shareholders' Equity
Common stock	2,862	2,862
Retained earnings	1,971,359	2,014,205
Cumulative other comprehensive income	(10,193)	21,092
Common stock held in treasury—at cost:	(76,517)	(5,976)

Total shareholders' equity	1,887,511	2,032,183

Total liabilities and shareholders' equity	$3,893,544	$3,344,410

PROVIDIAN FINANCIAL CORPORATION (Parent Company Only)
Statements of Income

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Revenues
Dividends from subsidiaries	$23,000	$230,000	$170,271
Interest income:
Investments	15,804	6,902	5,039
Loans	21	27	23
Subsidiaries	15,112	11,111	5,304
Other income	5,579	20,211	2,945

	59,516	268,251	183,582
Expenses
Salaries and employee benefits	20,904	17,566	31,671
Interest expense:
Borrowings	26,534	4,615	—
Subsidiaries	—	309	221
General and administration	53,850	72,406	54,636

	101,288	94,896	86,528

Income (loss) before income taxes, extraordinary item, and equity in earnings of subsidiaries	(41,772)	173,355	97,054
Income tax benefit	(65,183)	(25,327)	(29,068)
Extraordinary item—net of related taxes	13,905	—	—
Equity in undistributed earnings of subsidiaries	1,581	453,080	424,150

Net Income	$38,897	$651,762	$550,272

PROVIDIAN FINANCIAL CORPORATION (Parent Company Only)
Statements of Cash Flows

	Year ended December 31,
	2001	2000	1999
(dollars in thousands)
Operating Activities
Net Income	$38,897	$651,762	$550,272
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(1,581)	(453,080)	(424,150)
Amortization of deferred compensation	12,731	13,518	7,738
Decrease (increase) in other assets	34,676	(56,217)	(1,791)
(Decrease) increase in accrued expenses and other liabilities	(15,045)	33,847	54,108
Increase in deferred income taxes receivable	(352,299)	(99,398)	(273,696)
(Decrease) increase in taxes payable	35,548	12,942	22,108
Gain on early extinguishment of debt	(13,905)	—	—
Due to (due from) subsidiaries	365,721	107,465	251,877

Net cash provided by operating activities	104,743	210,839	186,466
Investing Activities
Net (increase) decrease in investment securities	(181,761)	23,252	146,442
Proceeds from sales/maturities of investment securities	—	—	—
Net (increase) decrease in note receivable to affiliates	(100,943)	73,614	—
Net increase in investment in subsidiaries	(275,445)	(215,784)	(290,723)

Net cash used for investing activities	(558,149)	(118,918)	(144,281)
Financing Activities
Net decrease in note payable to affiliates	—	(15,000)	—
Redemption of preferred stock	—	—	—
Reimbursement relating to conversion of stock options	—	—	—
Proceeds from exercise of stock options	46,988	39,953	27,431
Purchase of common stock for treasury	(222,637)	(40,431)	(74,004)
Proceeds from short-term borrowings	1,195	—	—
Repayment of long-term borrowings	(37,020)	—	—
Proceeds from issuance of convertible senior notes	400,355	402,500	—
Purchase of junior subordinated debentures	(6,725)	(48,943)
Proceeds from the issuance of junior subordinated debentures	—	—	—
Dividends paid to shareholders	(25,685)	(29,932)	(28,374)

Net cash provided (used) by financing activities	156,471	308,147	(74,947)

Net Increase in Cash and Cash Equivalents	(296,935)	400,068	(32,762)
Cash and cash equivalents at beginning of year	467,396	67,328	100,090

Cash and cash equivalents at end of year	$170,461	$467,396	$67,328

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

/s/ Joseph Saunders
Joseph Saunders
President and Chief Executive Officer

/s/ David J. Petrini
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

Ernst & Young LLP

San Francisco, California
February 7, 2002,
except for Note 4 as to which the date is
March 7, 2002

QuickLinks

  Exhibit 13
PROVIDIAN FINANCIAL CORPORATION 2001 ANNUAL REPORT*
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
LEGAL PROCEEDINGS
QUARTERLY AND COMMON STOCK DATA
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Capital Ratios (Call Report Basis)
Capital Ratios (Applying Subprime Guidance)
OUR EXECUTIVE OFFICERS
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Consolidated Statements of Financial Condition Providian Financial Corporation and Subsidiaries
Consolidated Statements of Income Providian Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity Providian Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows Providian Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements Providian Financial Corporation and Subsidiaries December 31, 2001 and 2000
MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING
REPORT OF INDEPENDENT AUDITORS