Form 10-K/A, Exhibit 13
period 2002-12-31
PROVIDIAN FINANCIAL CORP
filed 2003-05-19
CIK 1035713

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

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

Stock-Based Employee Compensation Cost and
Pro Forma Net Income and Earnings Per Common Share

	Year ended December 31,
(dollars in thousands, except per share data)
	2002	2001	2000
Restricted and unrestricted stock amortization, net of taxes, included in net income, as reported	$7,246	$7,702	$8,111
Net income, as reported	218,166	38,897	651,762
Deduct: Pro forma stock-based employee compensation expense determined under fair value method, net of taxes	39,973	76,832	66,435

Pro forma net income	$178,193	$(37,935)	$585,327

Net income per common share:
As reported—basic	$0.77	$0.14	$2.29

As reported—assuming dilution	$0.75	$0.13	$2.23

Net income per common share:
Pro forma—basic	$0.63	$(0.13)	$2.06

Pro forma—assuming dilution	$0.62	$(0.13)	$2.00

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

Supplemental Loan Delinquency and Credit Loss Information

	Ending Loan Balances		Delinquent Loans 30 Days or More Past Due(1)		Average Loan Balances		Net Credit Losses
	December 31,				Year ended December 31,
(dollars in millions)
	2002	2001	2002	2001	2002	2001	2002	2001
Reported loans	$6,900	$11,529			$9,012	$14,144
Add:
Loans securitized(2)	12,720	19,684			12,627	15,646
Loans held for sale or securitization	–	1,411			–	45

Total managed loans(3)	$19,620	$32,624	$2,180	$2,873	$21,639	$29,835	$3,525	$3,217

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

Summary of Short-Term Borrowings

	December 31,
	2002		2001
(dollars in thousands)	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
6.70% senior bank notes maturing in 2003	$91,560	6.70%	$-	-
6.75% senior bank notes maturing in 2002	-	-	115,964	6.75%
Other	-	-	1,212	3.30%

Total short-term borrowings	$91,560		$117,176

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

Expected Maturities and Weighted Average Interest Rates of Derivative Financial Instruments

		Maturing in
(dollars in thousands)	Balance at December 31, 2002
		2003	2004	2011	Thereafter
Pay Fixed/Receive Variable
Notional value	$600,000	$600,000	$-	$-	$-
Weighted average pay rate	5.41%	5.41%	-	-	-
Weighted average receive rate	1.42%	1.42%	-	-	-
Receive Fixed/Pay Variable
Notional value	$318,200	$-	$61,000	$35,000	$222,200
Weighted average pay rate	1.62%	-	1.71%	1.56%	1.60%
Weighted average receive rate	6.11%	-	4.75%	6.31%	6.40%
Total Swaps
Notional value	$918,200	$600,000	$61,000	$35,000	$222,200
Weighted average pay rate	4.09%	5.41%	1.71%	1.56%	1.60%
Weighted average receive rate	3.04%	1.42%	4.75%	6.31%	6.40%

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