Form 10-K, Exhibit 13
period 2003-12-31
PROVIDIAN FINANCIAL CORP
filed 2004-03-15
CIK 1035713

QuickLinks -- Click here to rapidly navigate through this document

PROVIDIAN FINANCIAL
CORPORATION
2003 ANNUAL REPORT

PROVIDIAN FINANCIAL CORPORATION

2003 ANNUAL REPORT

TABLE OF CONTENTS

i

Non-Interest Income	42
Non-Interest Expense	44
Income Taxes	45
Securitizations of Loans Receivable	45
Non-GAAP Managed Financial Information	50
Asset Quality	54
Interest Rate Sensitivity	60
Funding and Liquidity	62
Off-Balance Sheet Arrangements	67
Capital Adequacy	68
Index to Financial Statements and Supplementary Data	71
Management's Responsibilities for Financial Reporting	F-45
Report of Independent Auditors	F-46

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

              This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. We also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 10-Q and 8-K, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors, or employees to third parties. Forward-looking statements include, without limitation: expressions of the "belief," "anticipation," or "expectations" of management; statements as to industry trends or future results of operations of our company and our subsidiaries; and other statements that are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, competitive pressures; factors that affect liquidity, delinquency rates, credit loss rates, and charge-off rates; general economic conditions; consumer loan portfolio growth; changes in the cost and/or availability of funding due to changes in the deposit, credit, or securitization markets; changes in the way we are perceived in such markets and/or conditions relating to existing or future financing commitments; the effect of government policy and regulation, whether of general applicability or specific to us, including restrictions and/or limitations relating to our minimum capital requirements, deposit-taking abilities, reserving methodologies, dividend policies and payments, growth, and/or underwriting criteria; year-end adjustments; changes in accounting rules, policies, practices, and/or procedures; the success of product development efforts; legal and regulatory proceedings, including the impact of ongoing litigation; interest rates; one-time charges; extraordinary items; the ability to recruit or replace key personnel; and the impact of existing, modified, or new strategic initiatives. These and other risks and uncertainties are described under the heading "Risk Factors" and are also described in other parts of this document, including "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date thereof. We undertake no obligation to update any forward-looking statements.

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

              Our mailing address is 201 Mission Street, San Francisco, California 94105. We are listed on the New York Stock Exchange and the Pacific Exchange under the symbol PVN. Our Internet address is www.providian.com. Through our Internet Web site, we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Our Code of Business Conduct and Corporate Governance Guidelines and the charters of our Board of Directors' Audit and Compliance Committee, Human Resources and Compensation Committee, and Nominating and Corporate Governance Committee are available in the "Corporate Governance" section of our Web site, and you can also obtain, without charge, copies of these documents by writing to us at Providian Financial Corporation, 201 Mission Street, San Francisco, CA 94105, Attention: Corporate Secretary. The chief executive officer and chief financial officer certifications required to be filed with the SEC regarding the quality of our public disclosures are attached to our Annual Report on Form 10-K as Exhibit 31.1 and Exhibit 31.2.

              Through our subsidiaries we provide credit card and deposit products to customers throughout the United States. Our lending and deposit taking activities are currently conducted through Providian National Bank ("PNB"). Providian Bank ("PB"), formerly a wholly-owned subsidiary of Providian Financial Corporation, was merged into PNB effective December 31, 2003. We are among the top ten bankcard issuers in the United States (based on managed credit card loans outstanding as of December 31, 2003).

Business Strategy and Marketing

              Our primary line of business is our credit card business, which generates consumer loans through Visa and MasterCard credit cards. In 2003, we sold substantially all of the assets of GetSmart.com, an on-line loan marketplace business.

              We target creditworthy customers across the broad middle to prime market segments, with a particular focus on middle market customers who are underserved by many large, prime-oriented card issuers. In originating new loans, we focus on the parts of the middle and prime segments that we expect to be the most profitable. We expect to generate profitable customer relationships through our proprietary marketing program, which emphasizes the portion of the market we refer to as "mainstream America," and through our new partnership marketing program, which uses highly targeted criteria to market our credit card products to creditworthy individuals associated with various groups. Mainstream America refers to a target market comprised of creditworthy people throughout the United States generally defined by credit, income, demographic, and psychographic criteria developed by our marketing department.

              To acquire new customers, we use proprietary targeting and analytics to identify the most attractive credit card prospects and match them with the most appropriate product offerings. Currently we utilize prescreened direct mail as the primary new customer acquisition channel, augmented by online and telemarketing activities and other channels. In 2003, we launched new strategic partnership programs that match co-branded and affinity credit cards with highly targeted audiences. These include a co-branded credit card marketed and issued to viewers of HSN, a television shopping network, the DNC card, an affinity credit card marketed to supporters of the Democratic National Committee, and the eBay card, issued under an arrangement with MBNA America Bank, N.A.

              In February 2004, we launched our "New Providian" strategy along with a new brand identity and logo: "Providian—Providing More." The focus of the brand identity is to treat our customers with respect and to recognize and reward them for their loyalty and responsible use of credit. In keeping with our focus on "mainstream America," we recently introduced a Providian Real Information program and a Providian Real Rewards program. Under the Providian Real Information program, customers have free online access to their credit score and other information on managing their credit. Under the Providian Real Rewards program, we offer rewards that we believe are more meaningful to our targeted customers than rewards offered by competing card products. For example, in return for making payments on time over a specified period, we award points that can be redeemed for gift certificates at restaurants and retail establishments or for credit on account fees. We also offer points for making purchases and carrying a balance. In 2004 we expect to offer a number of proprietary products centered around these themes.

              In addition to credit cards, we market a variety of cardholder service products to our customer base. These products, which we may originate ourselves or distribute for others, include debt suspension, auto- and health-related services, credit-related services, and selected insurance products.

The Credit Process

              Our prescreened account solicitation process uses information from credit reporting agencies to identify consumers who are likely to be interested in and eligible for an account. Customers who respond are reviewed according to our credit and underwriting criteria. We use internally generated risk technology and scoring models for new accounts, as well as widely accepted metrics such as those devised by Fair Isaac Corporation. We establish pricing and credit limits based on the customer's credit profile and on our profitability and risk guidelines.

              After an account is opened, we monitor the customer's risk profile regularly and may adjust product features or pricing, or both, as the relationship evolves, in order to strengthen profitability and reduce loss exposure over time. In cases where the customer fails to comply with the account agreement or presents a higher credit risk, we may increase the interest rate. For higher risk customers, we may also reduce the credit line or close the account.

              We charge late fees, returned check fees, and overlimit fees, and may charge other fees when appropriate, in accordance with the terms of the account agreement. Under our account agreements we reserve the right to change or terminate at any time, subject to applicable notice requirements, any terms, conditions, services, or features of the account agreement (including increasing or decreasing interest rates, other fees and charges, or minimum payment requirements).

Portfolio Management

              Until the fourth quarter of 2001, we focused on three market segments: the standard market segment (higher risk and generally underserved customers who might not ordinarily qualify for credit cards, including customers with past credit problems or limited credit history); the middle market segment (customers whose credit is typically superior to the standard market segment but inferior to platinum and prime market segment customers); and the platinum market segment (customers with generally good credit history). In the fourth quarter of 2001, we discontinued new account marketing to the standard market segment. We also tightened credit line increases in all segments and selectively repriced loans that exhibited increased risk levels.

              To strengthen our relationships with our best customers, we upgrade relationships by providing product upgrades and more competitive pricing and increasing credit lines. To reduce our exposure to riskier accounts, we increase pricing to compensate for the higher credit risk and may decrease credit lines.

Collections

              An account is contractually delinquent if the minimum payment is not received by the next due date. We use a delinquency lifecycle strategy to manage delinquent accounts in combination with event-driven approaches, consumer counseling, and consumer debt management programs. Under the delinquency lifecycle approach, we prioritize collections to focus on delinquency status, with attention to customer events within each stage of delinquency. We believe that this facilitates management and collector accountability for, and ownership of, collections results.

              When a loan becomes delinquent, we charge off the principal balance no later than the last day of the calendar month in which the account becomes 180 days past due under the terms of the account agreement. Loans that are restructured under our consumer debt management programs are charged off no later than 120 or 180 days after they become contractually past due, depending on an account's delinquency status at the time it enters the consumer debt management program and its subsequent payment history. We recognize charge-offs for bankrupt and deceased customers within a period that is generally 30 days after notification of the bankruptcy and 60 days after verification of death. Fraud losses (losses due to the unauthorized use of credit cards, including credit cards obtained through fraudulent applications) are not included in credit losses and are charged to non-interest expense after an investigation period of up to 90 days.

              We do not include in our loan balances or other assets, and do not recognize as income—that is, we "suppress"—the portion of interest and fees that we estimate to be uncollectible. When the principal amount of a loan is charged off, related accrued interest and fees included in loans receivable, interest receivable, and due from securitizations, to the extent not previously suppressed, are reversed against income.

              For a more detailed discussion of our charge-off and revenue recognition policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview of Critical Accounting Policies—Interest and Fee Income Recognition."

Funding and Liquidity

              Our primary sources of funding are customer deposits, asset securitizations, a portfolio of cash and liquid investment securities, and, to a lesser extent, debt issuances. We maintain a substantial liquidity portfolio, which consists of federal funds sold, securities purchased under resale agreements, available-for-sale investment securities, and cash and cash equivalents. In 2003, our aggregate level of deposits, as well as our liquidity position, continued to decrease. However, we expect to continue to maintain a significant level of liquidity in accordance with the Capital Plan that PNB has submitted to its regulators. For a discussion of our funding and liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity."

Competition

              We compete against the full spectrum of credit card issuers, including issuers whose core business is credit cards, issuers who are subsidiaries of larger diversified financial services companies, and issuers who are regional or local banks. In addition to competition from issuers of Visa and MasterCard credit cards, we face competition from issuers of other general purpose credit cards, private label retail cards, and, to a lesser extent, debit cards. Many of these institutions are substantially larger and have more resources than we do. Competition is more intense in the lower risk spectrum of the middle and prime market segments on which we are focusing our current marketing efforts than in the standard and higher risk spectrum that were a source of growth for us in 2000 and 2001. We compete opportunistically, leveraging our distinctive targeting, analytics, underwriting, and marketing techniques, such as our new marketing partnership programs, to select and better serve our customer segments and manage our customer relationships.

Geographic Diversity

              Our loan portfolios are geographically diverse, with no significant regional concentration of credit risk.

Employees

              As of December 31, 2003, we had 4,502 employees and a total workforce, including temporary and contract employees, of 4,525.

Organizational Structure

              We operate principally through Providian National Bank, a wholly owned subsidiary headquartered in Tilton, New Hampshire. PNB is a national banking association organized under the laws of the United States and is a member of the Federal Deposit Insurance Corporation (the "FDIC"). PNB was originally organized as a state bank in 1853 and converted to a national bank charter in 1865.

              Another wholly-owned subsidiary, Providian Bank, which was headquartered in Salt Lake City, Utah, was an industrial loan corporation organized under the laws of Utah and a member of the FDIC until it was merged into PNB effective December 31, 2003.

REGULATORY MATTERS

              PNB is subject to extensive banking-related supervision and regulation, as was PB prior to its merger into PNB. PNB is also subject to numerous federal and state laws relating to consumer protection and privacy matters. See "—Supervision and Regulation Generally." After we announced our third quarter 2001 delinquency and credit loss experience in the fall of 2001, we and our banking subsidiaries entered into written regulatory agreements. As required by those agreements, PNB and PB submitted three-year capital plans (the "Capital Plans") to their regulators that provided goals and strategies with respect to their capital and liquidity positions. Following the merger of PB into PNB effective December 31, 2003, PB's agreements with the regulators and its Capital Plan obligations are no longer applicable.

Our Regulatory Agreements

              PNB and PB entered into written agreements with their regulators in November 2001. Under these agreements, the boards of directors of PNB and PB each created a written agreement compliance committee responsible for ensuring, monitoring, and coordinating the bank's compliance with and implementation of the agreements. Under the agreements, PNB and PB agreed that they would not declare or pay dividends, or make any capital distributions, without obtaining the prior consent of their regulators. They also agreed to cease originating new accounts in the standard market segment, develop growth restriction plans, including limitations on credit line increases within the standard market segment and appropriate restrictions on new accounts and credit line increases in other market segments, and develop capital plans. These provisions are described in more detail below under "—Our Capital Plans." PNB and PB also agreed, among other things, to review their allowances for credit losses for loans on their books and ensure that they maintained allowances consistent with regulatory requirements.

              We also entered into a capital assurances and liquidity maintenance agreement with each of PNB and PB. Under these agreements, we agreed to provide certain capital and liquidity support to PNB and PB, subject to certain exemptions for near-term cash obligations. In particular, we agreed to provide such capital support to them as may be necessary from time to time to ensure that they achieve and maintain the capital ratios set forth in the Capital Plans. See "—Our Capital Plans." Our obligations under the PNB agreement will remain in effect unless we and PNB terminate them by mutual agreement and obtain regulatory consent to such termination.

Our Capital Plans

              In February 2002, pursuant to their respective agreements, PNB and PB submitted to their regulators Capital Plans addressing the banks' capital and liquidity on a combined basis and containing separate growth restrictions. The Capital Plans have been updated and submitted to the regulators quarterly. Beginning with the update submitted in the third quarter of 2002, PNB and PB utilized separate Capital Plans that included growth projections and growth restriction plans which, in the case of PNB, incorporated the effect of the merger of PB into PNB. Beginning in the first quarter of 2004, PNB, our only remaining banking subsidiary, updated its Capital Plan to reflect the completion of the merger, which did not result in material changes to its Capital Plan.

              The Capital Plans provided a comprehensive strategy for maintaining a strong capital position at PNB and PB. The business and operational strategies reflected in PNB's Capital Plan continue to include a focus on maintaining strong levels of liquidity while reducing reliance on insured deposits as a source of funding, maintaining strong credit loss allowances, improving the overall risk profile of the loan portfolio, maintaining an appropriate and measured level of growth, reducing overhead and related operating expenses, and achieving a more stable level of long term profitability. This strategy builds on strategic initiatives begun in the fourth quarter of 2001, including refocusing our business on the middle and prime market segments.

              Under the original Capital Plans, PNB and PB committed on a combined basis to achieve well capitalized status as shown on their Call Reports as of March 31, 2002 and to maintain adequately capitalized status on a Call Report basis until that date. In addition, PNB and PB on a combined basis committed to achieve by March 31, 2002, and to maintain thereafter, capital ratios associated with adequately capitalized status after applying increased risk weightings consistent with the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance") issued by the federal banking regulators in 2001. PNB and PB further committed on a combined basis to achieve by June 30, 2003, and maintain thereafter, capital ratios associated with well capitalized status after applying the Subprime Guidance risk weightings. In the Capital Plans prepared in the third quarter of 2002, PNB and PB each committed to achieve the foregoing capital goals on an individual basis.

              In connection with PNB's December 2002 adoption of new regulatory accounting and capital guidance regarding the accrued interest receivable asset related to securitizations ("AIR"), PNB's commitment to achieve capital ratios associated with well capitalized status, after applying Subprime Guidance risk weightings, was modified so that (a) the June 30, 2003 commitment applied to capital ratios that are calculated so as to exclude the impact of the AIR guidance, and (b) the date for achieving capital ratios associated with well capitalized status, including the impact of the AIR guidance, was extended to June 30, 2004. PB was not affected by the AIR guidance.

              PB, prior to its merger into PNB, achieved all of the capital ratio goals it committed to achieve by the dates it committed to achieve them. PNB to date has achieved all of the capital ratio goals it committed to achieve by the dates it committed to achieve them.

              PNB's Capital Plan identifies a number of strategies designed to meet the goals of the Plan, including:

              Balance Sheet and Liquidity Management.    We are committed to maintaining a strong liquidity position at PNB. Consistent with the Capital Plan, we improved the quality of the assets that PNB holds on its balance sheet that are funded by deposits, such that as of December 31, 2003, PNB's deposits were covered by cash, liquid investments, and a risk-adjusted portion of on-balance sheet loans. Subject to the ongoing review and continuing update of its Capital Plan and the potential impact of evolving regulatory standards, we expect PNB to continue to maintain assets of sufficient quality on its balance sheet to fully cover its deposits, as contemplated by its Capital Plan. However, there can be no assurance that it will be successful in doing so.

              Refocusing New Business.    In 2002, PNB began implementing a strategy of originating new accounts from both the middle and prime market segments in order to achieve a more stable loan portfolio, more stable earnings, and lower, less volatile credit loss rates. In 2003, PNB refined its strategy to focus on the parts of the middle and prime segments expected to be the most profitable by recruiting higher quality customers through our proprietary marketing program, which emphasizes the portion of the market we refer to as "mainstream America," and through our new partnership and co-branding programs.

              Capital Contributions and Related Matters.    In 2002, we contributed to PNB the stock of Providian Bancorp Services ("PBS"), which performs a variety of servicing activities (such as human resources, legal, accounting, data processing, customer service, and collections) for us and our banking subsidiaries. This contribution placed the assets and property rights necessary to the ongoing operation of PNB into a bank operating subsidiary. We also made cash contributions totaling $148 million to PNB and $22 million to PB in 2002. In the third quarter of 2003, we purchased from PNB retained subordinated certificateholders' interests in certain series of the Providian Gateway Master Trust at a carrying value totaling $126 million, which improved PNB's total risk-based capital ratios for the third quarter of 2003 by approximately 137 basis points on a Call Report basis and 108 basis points after applying the Subprime Guidance.

Other Matters

              In June 2000, we reached settlements with the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General, and PNB reached a settlement with the Office of the Comptroller of the Currency (the "Comptroller") regarding certain alleged unfair and deceptive business practices. We and certain of our subsidiaries stipulated to the entry of a judgment and the issuance of a permanent injunction, and PNB stipulated to the issuance by the Comptroller of a Consent Order, both of which prohibit specified practices. Those prohibitions remain in effect.

              In January 2003, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation ("FDIC"), in coordination with the Federal Financial Institutions Examination Council ("the FFIEC"), issued new guidance to the industry on credit card account management and loss allowance practices. We believe we have achieved or are in the process of achieving full compliance with the guidance without material impact to our business model. However, we can provide no assurance that our banking regulators will agree with our assessment of our compliance with the guidance, nor can we estimate what costs, if any, might result from any direction provided by our banking regulators.

Supervision and Regulation Generally

              Holding Company Status.    We are the parent company of PNB, which is a national banking association. Prior to its merger into PNB, we were the parent company of PB, which was an industrial loan corporation organized under the laws of Utah. However, we are not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Before 1987, PNB was a so-called "nonbank bank." This means that it was not a "bank" under the BHCA because it did not both accept demand deposits and make commercial loans. The Competitive Equality Banking Act of 1987 ("CEBA") revised the definition of "bank" to include generally all FDIC-insured institutions. CEBA grandfathered the rights of companies that owned "nonbank banks" on March 5, 1987. As a result, subject to certain restrictions, these companies were able to retain ownership of their nonbank banks without registering as bank holding companies.

              The restrictions on CEBA-grandfathered banks were liberalized by the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). The GLB Act repealed the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminated the BHCA's prohibition on insurance underwriting by bank holding companies. Under the GLB Act, PNB is permitted to engage in new activities, which it was not permitted to do under CEBA, so long as it does not both accept demand deposits and make commercial loans. The GLB Act also eased CEBA restrictions on PNB's ability to cross-market its products and services with the products and services of its affiliates. In addition, the GLB Act increased our ability to acquire the assets of additional insured depository institutions, effectively eliminating the CEBA restriction that prevented us from acquiring more than 5% of the assets of another insured depository institution. However, our ability to take advantage of these opportunities continues to be significantly limited by the Capital Plan and the agreement between PNB and its regulators.

              We could be required to register as a bank holding company under the BHCA if PNB ceases to observe the CEBA restrictions, as modified by the GLB Act, or if we or any of our affiliates acquires control of an additional insured depository institution (excluding exempt institutions such as credit card banks). If we were required to register as a bank holding company, we would be subject to the restrictions set forth in the BHCA. These restrictions would among other things limit our activities to those the Federal Reserve Board deems to be closely related to banking and a proper incident thereto. However, the restrictions, if they were to apply to us, would not be expected to have a material adverse effect on our business as currently conducted. We could voluntarily elect to become a financial holding company under the GLB Act if we met certain eligibility requirements. If we were to become a financial holding company, we would be permitted to engage in a broader range of activities than would be permitted if we were a bank holding company under the BHCA.

              Investment in Our Company and Our Subsidiary Bank.    PNB is, and PB was prior to its merger into PNB, an "insured depository institution" within the meaning of the Change in Bank Control Act of 1978 (the "CIBC Act"). Accordingly, an individual or entity must obtain the prior written approval of the Comptroller before it may acquire "control" (as defined in the CIBC Act) of PNB.

              For purposes of the BHCA, an individual or entity may not acquire "control" of us, and a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of our voting shares, without the prior written approval of the Federal Reserve Board. Our CEBA grandfather rights are nontransferable. Thus, if an individual or entity acquired "control" of us or if a bank holding company acquired ownership or control of more than 5% of our voting shares, we would be required to limit our activities and our non-banking subsidiaries' activities to those the Federal Reserve Board deems to be closely related, and a proper incident, to banking. As noted above, however, if we became a financial holding company under the GLB Act, we would be permitted to engage in a more expansive range of activities than are permitted for bank holding companies under the BHCA, subject to the Capital Plan and the agreement between PNB and its regulators.

              Dividends and Transfers of Funds.    Prior to the fall of 2001, dividends from our banking subsidiaries were a primary source of our funds. Federal law limits the extent to which PNB (or, prior to its merger into PNB, PB) can supply funds to us and our affiliates through dividends, loans, or otherwise. These limitations include minimum regulatory capital requirements, restrictions concerning the payment of dividends, and Sections 23A and 23B of the Federal Reserve Act of 1913, as amended, which govern transactions between a banking organization and its affiliates. In addition, PNB is subject to federal regulatory oversight to assure safety and soundness. In general, federal banking laws prohibit an insured depository institution from making dividend distributions if such distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. Under the Capital Plan and the agreement between PNB and its regulators, PNB may not declare or pay dividends without first receiving the consent of its regulators. PB, prior to its merger into PNB, was subject to such federal regulatory oversight and banking laws, as well as similar Utah laws governing industrial loan corporations, and to similar restrictions under its regulatory agreement and Capital Plan. See "—Capital Requirements," "—Our Regulatory Agreements," and "—Our Capital Plans."

              Capital Requirements.    PNB is subject to risk-based capital guidelines contained in regulations adopted by the Comptroller. PB, prior to its merger into PNB, was subject to risk-based capital guidelines contained in regulations adopted by the FDIC. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to several risk weighted categories. Higher levels of capital are required for the categories defined as representing greater risk.

              Under current banking regulations, institutions generally are required to maintain a minimum total risk-based capital ratio (total Tier 1 and Tier 2 capital to risk weighted assets) of 8%, and a Tier 1 risk-based capital ratio (Tier 1 capital to risk weighted assets) of 4%, which correspond to the minimum levels needed to be adequately capitalized. See "—Federal Deposit Insurance Corporation Improvement Act of 1991." Risk-based capital guidelines are subject to change by the applicable regulators and may be increased from time to time, generally or with respect to specific types of assets. The Comptroller and the FDIC have established guidelines prescribing a minimum "leverage ratio" (Tier 1 capital to adjusted total assets as specified in the guidelines) of 3% for institutions that have the highest regulatory rating and meet certain other criteria, and a minimum leverage ratio of 4% for institutions that do not meet the criteria.

              The Comptroller and the FDIC may, however, set higher capital requirements when an institution's particular circumstances warrant. As described in detail under "—Our Capital Plans," PNB and, prior to its merger into PNB, PB committed to achieve and maintain capital ratios exceeding the regulatory minimums otherwise applicable. The Comptroller may pursue a number of actions restricting PNB's operations if it does not achieve the required ratios. See "Risk Factors—We Are Required to Operate in Accordance with our Capital Plan." For information regarding our capital ratios as of December 31, 2003, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy."

              The risk-based capital standards require risk-based capital to be maintained for assets transferred with recourse, in an amount no greater than the maximum amount of recourse for which a regulated entity is contractually liable. This rule, known as the low-level recourse rule, applies to transactions accounted for as sales under GAAP in which a bank contractually limits its risk of loss or recourse exposure to less than the full effective minimum risk-based capital requirement for the assets transferred. A low-level recourse transaction arises when a bank securitizes assets and uses contractual cash flows, retained subordinated interests, or other assets as credit enhancements. PNB is required to hold risk-based capital equivalent to the maximum recourse exposure on assets it transfers in its securitizations, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

              Effective January 1, 2002, the federal banking agencies adopted a rule (the "residual interest rule") to revise their regulatory capital standards to address the treatment of recourse obligations, residual interests, and direct credit substitutes in asset securitizations that expose banks to credit risk. The residual interest rule added new standards for the treatment of retained interests related to securitizations, including a concentration limit for credit-enhancing interest-only strips receivable. This rule is intended to result in more consistent regulatory capital treatment for certain transactions involving similar risk and capital requirements that more closely reflect a banking organization's exposure to credit risk. Specifically, the rule amended capital standards by: providing a more consistent risk-based capital treatment for recourse obligations and direct credit substitutes; applying a ratings-based approach that sets varying capital requirements for positions in securitized transactions according to their relative risk exposure; deducting from Tier 1 capital the amount of credit-enhancing interest-only strips receivable that exceeds 25% of Tier 1 capital (concentration limit); and requiring "dollar-for-dollar" risk-based capital for certain residual interests not deducted from Tier 1 capital. As of December 31, 2003, PNB's interest-only strips receivable represented 7.62% of its Tier 1 capital, which is below the 25% concentration limit. PB had no interest-only strips receivable.

              In May 2002, the federal banking agencies issued clarifying guidance on the regulatory capital treatment of the accrued interest receivable ("AIR") asset related to credit card securitizations. The guidance defines the AIR asset as a subordinated retained interest that requires "dollar-for-dollar" risk-based capital. In December 2002, the agencies also provided guidance on the accounting for the

AIR asset. We adopted the guidance for the capital treatment and accounting of the AIR in the fourth quarter of 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Securitizations of Loans Receivable" for a discussion of our AIR accounting practices.

              In April 2003, the Basel Committee on Banking Supervision proposed revisions to the global risk-based capital rules set forth in the 1988 Basel Capital Accord. The proposal modifies the Basel Committee's January 2001 proposal for a new capital adequacy framework for banks. If implemented, the new rules, among other changes, would replace the current risk weightings for most credit risks with a system based on external and internal ratings, and expose banks that securitize assets to a capital system also based on external and internal ratings. Changes in U.S. capital standards resulting from the Basel Committee's proposal are expected no earlier than 2006. We are unable at this time to assess what impact, if any, this proposal may have on our business.

              Federal Deposit Insurance Corporation Improvement Act of 1991.    Among other things, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal bank regulatory authorities to take "prompt corrective action" when insured depository institutions do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under regulations adopted by the Comptroller and the FDIC, an institution is generally classified as well capitalized or adequately capitalized according to its total risk based capital ratio, Tier 1 risk based capital ratio, and leverage ratio, as follows:

Capital Ratio	Calculation	Well Capitalized Ratios	Adequately Capitalized Ratios
Total risk-based	(Tier 1 + Tier 2)/Total risk-based assets	≥10%	≥8%
Tier 1 risk-based	Tier 1/Total risk-based assets	≥ 6%	≥4%
Leverage	Tier 1/Adjusted average assets	≥ 5%	≥4%

              An institution is classified as undercapitalized if it does not meet any of the adequately capitalized tests, significantly undercapitalized if it has a total risk-based capital ratio under 3%, and critically undercapitalized if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

              An adequately capitalized institution is permitted to accept brokered deposits only if it receives a waiver from the FDIC, and it must limit the interest it pays on brokered deposits to a rate that is not more than 75 basis points higher than the prevailing rate in its market for so long as it remains only adequately capitalized. Undercapitalized institutions cannot accept brokered deposits, must limit the interest they pay on all solicited deposits, and are subject to growth and other limitations and requirements. Significantly undercapitalized institutions may be subject to a number of additional requirements and restrictions. Critically undercapitalized institutions are subject to appointment of a receiver or conservator and, beginning 60 days after becoming critically undercapitalized, may not make any payment of principal or interest on their subordinated debt (subject to certain exceptions).

              FDICIA also required federal banking agencies to revise their risk-based capital standards to adequately address concentrations of credit risk, interest rate risk, and risk arising from non-traditional activities. The Comptroller and the FDIC have identified these risks and an institution's ability to manage them as important factors in assessing overall capital adequacy, but have not quantified them for use in formula-based capital calculations. The Comptroller and the FDIC have further revised their risk-based capital rules to address market risk. Financial institutions with 10% or more of total assets in trading activity or $1 billion or more in trading activity are required to use internal risk measurement models to calculate their capital exposure for market risk and to hold capital in support of that exposure. PNB holds "dollar-for-dollar" capital as defined in applicable regulatory guidance against its retained interests in securitizations, which are measured at fair value like investments in debt securities held for trading under GAAP, and our banking subsidiaries' trading activity has been below the thresholds that would otherwise require additional capital for market risk exposure. Accordingly, these market risk rules have not affected our capital requirements.

              Deposit Insurance Assessments.    PNB's deposits are insured up to applicable limits by the Bank Insurance Fund (the "BIF") of the FDIC. Accordingly, PNB is subject to assessment for deposit insurance premiums. Under the FDIC's risk-based insurance assessment system, each insured institution is placed in one of nine risk categories, based on its level of capital, supervisory evaluations, and other relevant information. The assessment rate applicable to PNB depends in part on the risk assessment classification assigned to it by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. BIF-insured institutions such as PNB are currently assessed premiums at an annual rate between 0% and 0.27% of eligible deposits. PNB is also subject to assessments for payment of Financing Corporation ("FiCo") bonds issued in the 1980s as part of the resolution of the problems of the savings and loan industry. The FiCo assessment rate applicable to BIF-insured deposits is 0.0154% per annum for the first quarter of 2004 and may be adjusted quarterly to reflect a change in the assessment base for the BIF. PB, prior to its merger into PNB, was also subject to assessment for deposit insurance premiums and for payment of FiCo bonds.

              Consumer Protection Laws.    The relationship of PNB (and of PB, prior to its merger into PNB) and its customers is extensively regulated by federal and state consumer protection laws. The most significant laws include the Truth-in-Lending Act of 1968, Equal Credit Opportunity Act of 1974, Fair Credit Reporting Act of 1970 (the "FCRA"), Truth-in-Savings Act of 1991, Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, Electronic Funds Transfer Act of 1978, the GLB Act, Federal Trade Commission Act, and unfair and deceptive practices laws of the various states in which we do business. These statutes, among other things, impose disclosure requirements when a consumer credit loan is advertised, when the account is opened, and when monthly billing statements are sent. These statutes also limit the liability of credit card holders for unauthorized use, prohibit discriminatory practices in extending credit, impose limitations on the types of charges that may be assessed and on the use of consumer credit reports, regulate the privacy of consumer information, require disclosure of privacy policies, impose restrictions on the sharing of customer information among companies, and prohibit unfair and deceptive practices. In recent years, states have become increasingly more active in regulating areas such as privacy and predatory lending. In a number of lawsuits, the authority of states to regulate national bank operations has been challenged, on grounds that the National Bank Act of 1864 preempts such state laws. In general, federal courts have supported the preemptive authority of the National Bank Act, and the Comptroller has recently published revisions to its rules to clarify the preemptive effect of federal laws regulating activities of national banks and their operating subsidiaries. We are unable to predict the outcome of these cases or the availability of federal preemption as a defense to state law claims.

              The National Bank Act authorizes national banks to charge customers interest at the rates allowed by the laws of the state in which the bank is located, regardless of an inconsistent law of a state in which the bank's customers are located. PNB relies on this ability to "export" rates to facilitate its nationwide credit card business. PB, as a state institution, enjoyed a similar right under the Depository Institutions Deregulation and Monetary Control Act of 1980. In 1996, the United States Supreme Court held that late payment fees are "interest" and therefore can be "exported" under the National Bank Act, deferring to the Comptroller's interpretation that interest includes late payment fees, insufficient funds fees, overlimit fees, and certain other fees and charges associated with consumer credit loans.

              Privacy.    We maintain policies that prohibit access to and disclosure of consumer information without our authorization. In addition, our contracts with third parties that provide services in support of our business, including servicing and data processing, require them to maintain the confidentiality of consumer information. Under the GLB Act, a financial institution must disclose its privacy policy and provide consumers with the opportunity to opt out of certain types of information sharing with unaffiliated third parties. The GLB Act expressly permits states to adopt more stringent privacy requirements. Some states have adopted laws or regulations imposing stricter limitations on information sharing, and it is our policy to comply with them where applicable. Various states are considering enacting enhanced privacy requirements. We cannot predict the nature and extent of any such additional privacy requirements, as they might be adopted. Legislative consideration has also been given to various proposals to limit the use of social security numbers by government and business. We cannot predict the outcome of these proposals nor their impact on us, should they become law.

              Legislative Developments.    Over the last several years, members of Congress have proposed legislation to substantially revise the laws governing consumer bankruptcy. In March 2003 and again in January 2004, the House of Representatives passed comprehensive bankruptcy reform legislation. It is unclear when, or if, such proposed legislation will be enacted. In general, the bankruptcy reform legislation contains provisions intended to curb abuse in the current bankruptcy system, including a means test for consumer bankruptcy filings, and includes new requirements for consumer lending disclosures. We cannot predict whether the proposed bankruptcy reform legislation will be enacted or its impact, if it is enacted.

              The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act"), which was signed into law in December 2003, amended the FCRA and permanently extended several provisions of the FCRA that had been granted a temporary federal preemption in 1996 and were scheduled to expire on January 1, 2004. These provisions, including those relating to prescreening, dispute resolution, and affiliate information sharing practices, establish uniform national standards that cannot be changed by state legislation. We do not currently expect the FACT Act to have a material impact on our business.

              The USA Patriot Act, which was signed into law in October 2001, includes provisions for fighting international money laundering and blocking terrorist access to the U.S. financial system. The Act amends the Bank Secrecy Act of 1970 and generally imposes additional due diligence and recordkeeping requirements on financial institutions. In April 2003, the U.S. Treasury and the federal banking regulators issued final rules requiring financial institutions to incorporate into their written money laundering plans procedures for verifying the identify of any person seeking to open an account, maintaining records of the information used to verify the person's identity, and determining whether the person appears on any list of known or suspected terrorists or terrorist organizations. The rules became effective in October 2003. We do not currently expect these rules to have a material impact on our business.

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

              See "Risk Factors—We Are Required to Operate in Accordance with Our Capital Plan," "—We Could Be Required to Provide Support to Our Banking Subsidiary," "—Our Banking Subsidiary's Regulators Can Impose Restrictions on Our Operations," and "—Changes in Government Policy and Regulation Can Negatively Affect Our Results."

RISK FACTORS

Delinquencies and Credit Losses Affect Our Financial Performance.

              We face the risk that our revenues will be reduced by losses incurred when customers do not repay their credit card loans. A high credit loss rate (the rate at which we charge off uncollectible loans) hurts our overall financial performance and increases our cost of funds, and a high delinquency rate (the rate at which customers fail to make payments on their loans on time) may indicate a greater risk that loans will become uncollectible. Both the delinquency rate and the credit loss rate on our consumer loans increased significantly in 2001 and 2002. Although the delinquency and credit loss rates generally improved in 2003, they remain high. If we are unable to continue to reduce our credit losses in 2004, our financial performance will be negatively affected. Factors that affect our ability to further reduce credit losses include portfolio "seasoning," portfolio composition, and general economic conditions.

              "Seasoning" refers to the average age of a loan portfolio. Credit card accounts tend to experience increased delinquencies and credit losses as the loan balances "season," or age, until they reach a peak period following which, with appropriate portfolio management, losses may stabilize or moderate. A large segment of our portfolio was originated before we implemented our current strategy of selectively recruiting higher quality customers. Although this portion of our portfolio is declining as a percentage of the total and has in large part reached its expected peak loss period, the relatively higher credit loss experience on these accounts continues to affect our financial performance. At the same time, the accounts originated under our current strategy are seasoning, and the loss and delinquency rates on this portion of our portfolio can be expected to increase as accounts pass through their peak loss periods.

              The composition of our portfolio has changed significantly. The sale in 2002 of our interests in the Providian Master Trust, which generally had lower delinquency and credit loss rates, resulted in an increase in the percentage of accounts in our remaining portfolio with higher delinquency and credit loss rates. Although we have discontinued new account marketing to customers in the standard market segment and refocused our business on higher credit quality customers in the middle and prime market segments, the impact of these changes will be realized only over time. In addition, although we expect the loss and delinquency rates on newer accounts to be significantly lower than under our prior strategy, the loss and delinquency history of this portion of the portfolio is limited and its performance cannot be predicted with certainty.

              The continuing economic downturn in 2002 and, to a lesser extent, in 2003 contributed substantially to our credit loss rate as borrowers failed to make payments and, in some instances, sought protection under the bankruptcy laws. The impact of the economic downturn on our credit loss rate has been exacerbated by the higher risk loans in the standard and middle market segments that remain in our loan portfolio. If the economy fails to recover, it could adversely affect our delinquency and credit loss rates.

              We maintain an allowance for credit losses, which we believe to be adequate to cover credit losses inherent in our reported loans, but we cannot assure you that the allowance will be sufficient to cover actual credit losses.

Our Growth Rate Is Subject to Continued Uncertainty.

              Before the fourth quarter of 2001, our credit card portfolios grew rapidly, and that growth was a major contributor to growth in our earnings. In the fourth quarter of 2001, we discontinued new account marketing to our standard market segment, reduced lending to the highest risk customers within the middle market segment, and discontinued our international operations. These changes, together with our strategic asset sales, resulted in a decrease in the size of our loan portfolio. The size of our loan portfolio is expected to grow more slowly as a result of the implementation of our current strategy of selectively recruiting higher credit quality customers.

              We cannot assure you that we will be able to retain existing customers or attract new customers, or that we will be able to increase account balances for new or existing customers. Many factors could adversely affect our ability to retain or attract customers and our ability to grow account balances. These factors include general economic factors, competition, the effectiveness of our marketing initiatives, negative press reports regarding our industry or our company, the general interest rate environment, our ability to recruit or replace experienced management and operations personnel, the availability of funding, and delinquency and credit loss rates.

              An important contributor to our growth and earnings in the past was the development and expansion of new credit card products and related cardholder service products. Aggregate sales of our cardholder service products have declined and remain lower than historical levels, reflecting reduced rates of account growth and our changing asset mix. If we are unable to implement new cardholder products and features, our ability to grow will be negatively affected. Declining sales of cardholder service products would likely result in reduced income from fees.

We May Not be Able to Successfully Originate Profitable New Middle and Prime Market Loans.

              There can be no assurance that we will be successful in our efforts to refocus the business. Competition in the higher credit quality segments of the market is particularly intense, which results in generally lower returns on assets because of lower interest rates, fees, and sales of cardholder service products within those segments. If we are not successful in executing our strategy of originating new loans from the middle and prime market segments through our New Providian and partnership programs, we may not be able to achieve a more stable loan portfolio with more stable earnings and lower, less volatile credit loss rates. The failure to successfully execute our new loan origination strategy could have a material adverse effect on our financial results and on our ability to achieve our goals under the Capital Plan (see "—We Are Required to Operate in Accordance with Our Capital Plan") and could result in deterioration of our asset quality and performance.

We Face Intense Competition.

              We face intense and aggressive competition from other consumer lenders in all of our product lines. As we have refocused our business on more creditworthy customers, we compete with a broader set of competitors than we have in the past, many of which are larger and more diversified than we are, and have lower costs and greater resources than we have. Customer loyalty is often limited, particularly among the higher quality customers we seek to attract through our current marketing strategy. The GLB Act, which permits the affiliation of commercial banks, securities firms, and insurance companies, may increase the number of competitors in the banking industry and the level of competition for banking products, including credit cards. In addition, competition has intensified due to recent consolidation in the banking and financial services industry, which has resulted in significantly larger institutions with significantly greater resources.

              Our competitors have taken and may in the future take competitive actions such as offering lower interest rates and fees, larger credit lines, and other incentives to customers to use our competitors' credit cards and other products and/or transfer existing balances to our competitors' credit cards. These and other competitive practices could result in decreases in account and balance growth, the loss of existing customers and/or reductions in account balances, increased customer acquisition costs, and reductions in the interest and fees that we charge.

Fluctuations in Our Accounts and Account Balances Will Affect Our Financial Results.

              Our accounts and account balances fluctuate from time to time. Among other things, the strategic asset sales we executed in 2002 and, to a lesser extent, in 2003, substantially changed the scope of our business and operations. In addition, our marketing initiatives, competition, the economy, consumer payment and spending patterns, delinquencies and charge-offs, and the rate at which our business grows contribute to fluctuations in accounts and balances.

              Reduced loan balances will reduce interest income because the interest charges that accrue on the loans we make to our customers are based on a percentage of the applicable outstanding loan balance. In addition, lower loan balances may result in fewer customers who use our cardholder service products and lower income from performance fees. Accordingly, lower loan balances will likely result in reduced aggregate income from interest, fees and other charges.

Our Financial Results Could Be Hurt by the Performance of Securitized Loans and Changes in the Valuation of Our Interests in Securitizations.

              In connection with our securitizations, we retain certain interests in the assets created in the securitization, including retained subordinated certificateholders' interests, interest-only strips, and spread accounts. The income we earn from these interests depends on many factors, including the performance of the securitized loans, interest paid to certificateholders, and other expenses. The performance of the securitized loans is subject to the same risks and uncertainties that affect the loans that we have not securitized. These risks and uncertainties include, among others, delinquencies and credit losses, economic downturns and social factors, interest rate fluctuations, changes in government policies and regulations, competition, expenses, dependence on third party vendors, fluctuations in accounts and account balances, and industry risks.

              In recent years, we have retained larger subordinated interests in securitizations than in the past, due to the increased levels of credit enhancement required in our securitization transactions. Retained subordinated interests represent a significant portion of our reported assets. In general, these interests are reported at fair value. The value of the retained interests will fluctuate over time based on factors such as the amount of loans securitized, the performance and credit risk of the securitized loans, and market interest rates and other market conditions. Changes in the valuations of our retained subordinated interests or the assumptions and methods used to calculate such valuations can have a material impact on our income and our assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview of Critical Accounting Policies" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Securitizations of Loans Receivable."

We Are Required to Operate in Accordance with Our Capital Plan.

              We and our banking subsidiaries entered into the regulatory agreements, and PNB continues to operate under its Capital Plan, and is generally under close scrutiny by its regulators, who have broad authority to regulate the operations and management of banks to assure safety and soundness. See "Regulatory Matters."

              Among other things, the Capital Plan requires PNB to maintain, from June 30, 2003, a total risk-based capital ratio of at least 10% after applying the Subprime Guidance risk weightings, and, beginning with the quarter ending June 30, 2004, after applying the Subprime Guidance risk weightings and including in the calculation the impact of the AIR guidance. PNB's capital ratios could fall below the levels required under the Capital Plan if its assets grow faster than projected, or as a result of other factors, such as greater than expected credit losses. In addition, under the Capital Plan PNB has committed to maintaining substantial levels of liquidity while improving the quality of the assets on its balance sheet that are funded by insured deposits. We cannot assure you that these goals will continue to be met.

              If PNB fails to adhere to its Capital Plan, it will face significant restrictions on growth and operating activities. Ultimately, if PNB fails to adhere to its regulatory agreement or the requirements of its Capital Plan, it could be ordered to cease deposit taking and lending activities. Its regulators could also assess civil money penalties, initiate proceedings to terminate deposit insurance, and assume control of PNB.

We Could be Required to Provide Support to Our Banking Subsidiary.

              Under PNB's Capital Plan and its agreement with its regulators, we could be required to contribute capital or otherwise provide support to PNB in order to maintain or meet its capital and liquidity needs. Since the third quarter of 2001, we have contributed a total of $398.0 million in cash to PNB, in addition to contributing the stock of PBS to PNB, and $32.0 million to PB. Primarily as a consequence of these contributions, our investment in subsidiaries as a percentage of our total equity, which is referred to as our "double leverage," at December 31, 2002 was 132% and at December 31, 2003 was 129%, compared to 110% at the end of the third quarter of 2001. A double leverage ratio in excess of 100% indicates the degree to which an investment in subsidiaries has been funded with long-term borrowings and other liabilities of the parent company. The support we are required to provide to PNB in order to maintain or meet its capital and liquidity needs could limit our ability to service debt obligations and expend funds at the parent company level. The principal source of funds for us to make payments on parent company debt securities and to meet other parent company obligations comes from our cash investments and from dividends from PNB. PNB has agreed not to pay any dividends to us during the term of its regulatory agreement without first obtaining regulatory consent. It currently does not have any plans to seek such consent.

              We may determine to undertake capital raising strategies, such as our convertible debt offerings, offerings under our dividend reinvestment and direct stock purchase plan, and other equity or debt offerings, or purchase retained subordinated certificateholders' interests from PNB, in order to raise capital to contribute to PNB or otherwise to support PNB. For example, in August 2003, we purchased retained subordinated certificateholders' interests in certain series of the Providian Gateway Master Trust from PNB at a carrying value of $126 million. Such strategies could adversely affect our financial results and/or stock price for a variety of reasons, including dilution to existing equity holders.

Our Banking Subsidiary's Regulators Can Impose Restrictions on Our Operations.

              PNB's regulators have broad discretion to issue or revise regulations, or to issue guidance, that may significantly affect us, PNB, or the way we conduct our business. For example, the banking regulators have issued guidelines governing subprime lending activities that require financial institutions engaged in subprime lending (including PNB) to carry higher levels of capital and/or credit loss allowances, and in January 2003 the Comptroller and the FDIC, in coordination with the Federal Financial Institutions Examination Council, issued new guidance to the industry on credit card account management and loss allowance practices.

              In addition, PNB's regulators have imposed the restrictions discussed under "Regulatory Matters," and could impose further restrictions on our business, or increase existing restrictions. Any new or more restrictive requirements could include, among others, requirements relating to: minimum regulatory capital levels; the manner in which we calculate increased risk weightings for purposes of the Subprime Guidance; deposit taking and rates paid on deposits and restrictions related to the quality of assets funded by deposits; extensions of credit; account management, risk management, and loss allowance practices; adoption of new or enhanced structures for the management of enterprisewide risk and internal controls; strategic acquisitions and asset growth; underwriting criteria; accounting policies and practices (including increases in allowances for credit losses, acceleration of loss recognition for interest and fees, and modifications to securitization accounting practices); enhanced scrutiny and consent requirements relating to our business plans and liquidity management; submission of special periodic regulatory reports; and additional supervisory actions or sanctions under applicable Prompt Corrective Action guidelines and other applicable laws and regulations.

              Any new or more restrictive requirements could hurt our financial results, limit our growth prospects, reduce our returns on capital, and/or require us to raise additional capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy."

We Face Reduced Funding Availability and Increased Funding Costs.

              Our major sources of funding are retail deposits, asset securitizations, our liquidity portfolio, and, to a lesser extent, debt issuances. As part of their Capital Plans, our banking subsidiaries committed to reduce reliance on insured deposits and to improve the quality of assets funded by deposits. We substantially reduced our usage of the broker channel in 2002 as a source of retail deposits as a result of our credit rating downgrades, performance problems, and regulatory commitments. We cannot assure you that this channel will remain open to us. Moreover, regulatory requirements could prohibit PNB from taking any deposits if it fails to meet regulatory capital requirements. PNB's regulators could prohibit it from taking deposits even under circumstances where current regulations would not otherwise prohibit deposit taking. Our ability to raise funds through deposit taking could also be diminished if the rates that we have to pay on deposits in order to attract deposit customers increase. This could happen, for example, as a result of increased competition in the deposit market.

              In addition to retail deposits, we rely heavily on the securitization of our credit card receivables to fund our business. We experienced deterioration in our asset quality and downgrades in our debt ratings during 2001 and 2002. This reduced our access to securitization funding and resulted in higher funding costs and less favorable terms than were previously available to us. If our asset quality deteriorates, or our debt ratings or those of PNB are further downgraded, our funding capabilities would be negatively affected. Economic, legal, regulatory, accounting, and tax changes, as well as regulatory actions and other events affecting our competitors, can also make future securitizations and other sources of funding more difficult, less efficient, more expensive, or unavailable.

              Although we have been able to complete new securitization transactions and maintain a substantial liquidity portfolio since adoption of the Capital Plans and from time to time may sell non-essential assets to generate cash to run our business, we cannot assure you that we will be able to do so in the future. Competition for funding sources comes from a wide variety of institutions, many of which have more capital and resources and higher credit ratings than we do. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity."

We Could Experience a Change in the Status of Our Securitizations.

              Our financial results, regulatory capital, and ability to fund ongoing operations could be negatively affected by certain changes in the status of our securitizations. This could lead to PNB's failure to meet its commitments under the Capital Plan.

              When we securitize our consumer loans, we record the securitizations as sales for GAAP and for regulatory accounting purposes. At the time of sale, we remove the securitized loans and related credit loss allowance from our balance sheet and record our retained interests in the transaction. If an event were to occur that caused the securitized loans to be returned to our balance sheet, we would be required to establish a credit loss allowance and maintain regulatory capital with respect to those loans. Securitized loans would be returned to our balance sheet if a securitization transaction were found to have failed to meet the applicable criteria for sale treatment under GAAP, or if PNB's regulators were to determine that a transfer involved "implicit recourse," or if the "revolving period" of a transaction were terminated ahead of schedule.

              "Implicit recourse" relates to the regulatory requirement that banks hold risk-based capital against assets sold or securitized with recourse, even if, for GAAP purposes, those assets have been removed from the bank's balance sheet. For regulatory purposes, "recourse" is an arrangement in which a bank sells assets but explicitly or implicitly retains a risk of loss that exceeds a pro rata share of the bank's interest in the sold assets. Implicit recourse can exist when, for example, a bank takes actions to improve the credit quality or market value of an asset-backed security after the related assets have been sold. Although PNB's regulators have not asserted that implicit recourse exists with respect to any of our securitization transactions, there would be negative consequences if the regulators were to determine that any of our securitization transactions involved implicit recourse.

              During the revolving period of a securitization, the investors' share of monthly principal payments is used to fund the purchase of replacement loans receivable rather than being distributed to the investors. Certain events, called early amortization events, could accelerate the termination of the revolving period. Early amortization events include excess spread triggers (based on a formula that takes into account interest and fee yield, interest, servicing, and other administrative costs and credit losses allocated to a particular series), breaches of certain representations, warranties, or covenants, insolvency or receivership, and servicer defaults, and, for some series, may include the occurrence of an early amortization with respect to our other securitization transactions. Our securitization transactions since 2001 contain terms that are generally less favorable than those contained in our past securitization transactions, including additional amortization events. For example, under certain securitizations completed in 2002 and 2003, early amortization can be triggered based on a minimum shareholders' equity test, termination of a back-up servicing agreement, or the failure of an interest rate cap provider to make required payments. Although our excess spread rates have improved, there is still a risk that an early amortization event based on excess spread triggers could occur with respect to one or more series of securitizations. If termination of the revolving period is accelerated, principal payments on securitized loans would be paid to investors to reduce their invested interest, and our "seller's interest" would correspondingly increase. As the seller's interest increases, we would need to obtain alternative sources of funding, establish additional credit loss allowances, and, depending on the level of retained interests, maintain additional regulatory capital. This would negatively affect our financial results and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Securitizations of Loans Receivable."

We Face Potential Fluctuations in Expenses That Could Hurt Our Profitability.

              Our profitability depends in part on our ability to maintain and develop the systems necessary to operate our business and control the rate of growth of our expenses. As part of the strategic initiatives we began in 2001, we have taken actions, such as workforce reductions, to reduce expenses and streamline operations. However, as our business develops or changes, additional expenses can arise, including expenses from structural reorganizations, workforce reductions and facilities closures, reevaluation of business strategies, product development, and increased funding costs. Expenses related to defending against legal proceedings and other legal and administrative costs could also increase. In addition, some of our expenses are fixed costs and cannot be reduced. These fixed costs represent a larger portion of our total expenses as our size has decreased due to asset sales and changes to our business focus. All else being equal, an increase in fixed costs relative to total expenses negatively affects our profit margins.

We Rely on a Number of Third Party Vendors and Service Providers in the Operation of Our Business.

              Our business depends on a number of third parties, including telemarketing and data processing providers, providers of credit enhancement, insurance, and liquidity in connection with our securitizations, nationwide credit bureaus, co-branding and affinity partners, postal and telephone service providers, public utilities, bankcard associations, cardholder service providers, transaction processing service providers, and technology outsourcing vendors. Some of these vendors are located outside the United States. Overall, our use of third party vendors has increased as a result of operational efficiency measures implemented in 2003. In addition, in our capacity as interim accounts owner for the higher risk asset portfolio that we sold in a structured transaction in 2002, we are dependent on third parties for the servicing and management of the accounts. Problems with any of these relationships or disruption in one or more of these services could disrupt our operations, create legal exposure, or hurt our financial results.

We Are Dependent Upon Our Management and Operations Personnel.

              Our growth and profitability depend in part on our key management and operations personnel. We are currently not permitted to make key management changes without approval by the Comptroller. If, for any reason, we are not able to recruit or replace key personnel, or if we are unable to recruit or replace capable employees generally, our operations and financial results could be negatively affected.

Interest Rate Fluctuations Can Hurt Our Profitability.

              We borrow money from institutions and depositors in order to lend money to our customers. The difference between the rates we pay to borrow money and the rates we earn on the loans we make to our customers (the "spread") affects our earnings and the value of our assets and liabilities. Accordingly, interest rate movements that affect this spread can have a material effect on our profitability. If the interest rates we pay on our deposits and borrowings increase to a greater extent than the rates our customers pay to us, or if the interest rates that we charge customers are reduced (as a result of competition or otherwise) to a greater extent than the interest rates we pay on our deposits and borrowings, our profits could be negatively affected.

              A substantial portion of our receivables earn interest at variable, rather than fixed, rates, and we may seek to make further changes to the rates that we charge our customers in order to limit changes in the spread. However, increases in the interest rates charged to customers could result in customers using our credit cards less frequently, carrying smaller balances, or looking to other credit sources or could lead to increased credit losses, which could negatively affect our earnings as accounts and account balances decrease. See "—Fluctuations in Our Accounts and Account Balances Will Affect Our Financial Results."

              We generally seek to mitigate risks to earnings and capital arising from movements in interest rates. The main tools we use to manage our interest rate sensitivity are investment decisions, pricing decisions on our loans receivable, and when necessary derivatives, including interest rate swaps and cap agreements. However, these techniques and instruments rely on the exercise of significant judgment, are subject to numerous uncertainties, and may not protect against certain risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity."

Changes in Government Policy and Regulation Can Negatively Affect Our Results.

              Federal and state laws significantly limit the types of activities in which we may engage through PNB and the manner and terms on which we may offer, extend, manage, and collect loans. Congress, the states and other governmental bodies in the jurisdictions in which we operate may enact new laws and regulations, or amend existing laws and regulations, relating to consumer protection, debtor relief, collection activities, and consumer privacy. Such laws and regulations could make it more difficult or expensive for us to make or collect our loans. They could also limit the interest and fees that we may charge our customers or impose new disclosure requirements relating to pricing and other terms. In addition, failure to comply with laws and regulations could result in lawsuits, public relations problems, and increased regulatory scrutiny, and might require us to pay substantial settlement costs, damages, or penalties. As a result, new laws or regulations or changes in existing laws or regulations could hurt our financial results. Changes in government fiscal or monetary policies, including changes in capital requirements and our rate of taxation, could also hurt our financial results.

Economic Downturns and Consumer Behavior Could Negatively Affect Our Financial Results.

              Because our business is concentrated in the credit card sector, our financial performance may be more severely affected by changes affecting that sector than if our business were more diversified. In particular, changes in consumer behavior due to economic conditions or social factors can affect our results. In addition to increases in delinquencies and credit losses, economic downturns and recessions could cause a reduction in consumer demand and spending. Numerous social factors also affect credit card use, payment patterns, and the rate of defaults by accountholders. These social factors include changes in consumer confidence levels, the public's perception of the use of credit cards, the policies and practices adopted by other credit card issuers, and changing attitudes about incurring debt and personal bankruptcy. If accountholders carry reduced balances or fail to pay their balances because of economic downturns or recessions, interest and fee income could decline, credit losses could increase, and our financial performance could be negatively affected.

Legal Proceedings and Related Costs Could Negatively Affect Our Financial Results.

              We face the risk of governmental proceedings and litigation, including class action lawsuits, challenging our product terms, rates, disclosures, and collections or other practices, under state and federal consumer protection statutes and other laws, as well as actions relating to federal securities laws. In particular, state attorneys general and other government prosecutors have shown an increased interest in the enforcement of consumer protection laws, including laws relating to subprime lending, predatory lending practices, and privacy. We face the potential of litigation and compliance costs and may from time to time be required to change specific business practices, depending on the outcome of such litigation and other legal proceedings. For example, PNB continues to be subject to a consent order, issued by the Comptroller in June 2000, that obligated PNB to make certain changes in its business practices following allegations of unfair and deceptive business practices brought by the San

Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General. We and certain of our subsidiaries are also subject to an injunction effecting the terms of the settlements entered into in connection with those allegations.

              Litigation and other proceedings may result in the adoption of business practices different from those of our competitors, as well as payment of settlement costs, damages, and in some cases penalties, which would affect our financial results. See "Legal Proceedings."

Disputes Affecting Visa and MasterCard Could Have an Adverse Impact on Our Operations and Financial Results.

              We are a member of Visa U.S.A. Inc. and MasterCard International Incorporated. Visa and MasterCard are membership associations composed of financial institutions that issue Visa or MasterCard credit and debit cards. The outcome of pending or future disputes against the associations—for example, disputes relating to foreign currency conversion fees—could, if adversely decided, affect our operations or result in an increase in the fees we must pay as members. The associations could be liable for significant amounts of damages and/or be forced to make changes in their pricing structures or other operational changes. The associations could, in turn, increase the fees they levy on their members. The outcome of these cases could negatively affect our operations and financial results in ways that we cannot currently predict.

              In a lawsuit filed in 1998, the U.S. Justice Department challenged the associations' duality structure, which permits overlapping ownership and control of the associations by the same group of banks. The lawsuit also sought to invalidate the associations' rules that restrict member banks from joining competing networks such as American Express and Discover/Novus. The trial court rejected the duality claim, but ruled against the associations on the competing networks claim. Visa and MasterCard appealed the trial court's ruling, and the appeal was denied in September 2003. The associations have indicated that they anticipate seeking further appellate review. Ending the associations' competing network rule will allow banks to issue general-purpose cards other than Visa and MasterCard cards, which could alter the structure of the credit card industry.

Other Industry Risks Could Affect our Financial Performance.

              We face many industry risks that could negatively affect our financial performance. For example, we face the risk of fraud by accountholders and third parties, as well as the risk that increased criticism from consumer advocates or the media could hurt consumer acceptance of our products. In addition, the financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions and failures may interrupt or delay our ability to provide services to our customers. In particular, we face technological challenges in the developing online credit card and financial services market. We also face claims relating to widely used technologies that are alleged to be proprietary in nature, including smart cards and call center technology. The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in certain of our products and services. Security breaches, acts of vandalism, and developments in computer capabilities could result in a compromise or breach of the technology we use to protect our customers' personal information and transaction data. Consumers generally are concerned with security breaches and privacy on the Internet, and Congress or individual states could enact new laws regulating the electronic commerce market that could adversely affect us.

OUR EXECUTIVE OFFICERS

              Our executive officers and information regarding their positions and business experiences are as follows:

Name and Age	Principal Occupation and Business Experience
Joseph W. Saunders Age: 58	President and Chief Executive Officer since November 2001 and Chairman since May 2002. Mr. Saunders was Chairman and Chief Executive Officer of Fleet Credit Card LLC from 1997 to November 2001. Prior to that, he was head of the credit card operations at Household Credit Services and held various executive positions at Household International, Inc. over a 12-year period. Mr. Saunders is a member of the Board of Directors of Visa U.S.A. Inc.
John Botcheller Age: 54
Executive Vice President, Finance since July 2003, responsible for controllership activities and corporate planning. Mr. Botcheller was the Chief Financial Executive of Woori Bank, a commercial bank in Korea, from June 2000 to March 2003. Prior to that, he was corporate controller of Aetna International, Inc. from 1998 to 2000.
Chaomei Chen Age: 45
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
Susan G. Gleason Age: 56
Vice Chairman, Operations and Technology, since January 2002. Ms. Gleason was Executive Vice President, Operations and Information Technology at Fleet Credit Card Services from 1998 to January 2002. From 1985 to 1998, she held various executive positions at Household Credit Services, with responsibility in the areas of operations, information technology, human relations, facilities and security.
Richard A. Leweke Age: 50
Vice Chairman and Chief Human Resources Officer since March 2003. Mr. Leweke joined Providian as Executive Vice President, Compensation and Benefits in January 2003. Prior to joining Providian, he spent 11 years at California Federal Bank, where he served in a number of capacities, most recently as Executive Vice President, Director, Human Resources and Administrative Services, from 1997 to January 2003.
Ellen Richey Age: 55
Vice Chairman, Enterprise Risk Management, General Counsel and Secretary since March 2003. Ms. Richey has been a Vice Chairman since October 1999 and General Counsel and Secretary since January 1995. Ms. Richey was Executive Vice President from June 1997 to October 1999 and Senior Vice President from January 1995 to June 1997.

Anthony F. Vuoto Age: 52
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
Warren Wilcox Age: 46
Vice Chairman, Marketing and Strategic Planning since January 2002. From 1998 to 2001, Mr. Wilcox was Executive Vice President, Planning and Development at Fleet Credit Card Services. From 1986 to 1993 and from 1995 to 1997, he held a variety of management positions at Household Credit Services, most recently as Executive Director of Planning and Marketing. In 1994, Mr. Wilcox was an executive at Fair, Isaac and Co. (now Fair Isaac Corporation), with responsibilities in certain new business development activities.

PROPERTIES

              We lease our executive offices at 201 Mission Street, San Francisco, California, currently totaling approximately 60,000 square feet. The current lease term expires on November 30, 2006. We own our processing centers at 4900, 4920, 4940, 5020 and 5040 Johnson Drive, Pleasanton, California, totaling approximately 283,000 square feet. PNB owns its headquarters office, which is located at 295 Main Street, Tilton, New Hampshire, and has a branch located at 44 Main Street, Belmont, New Hampshire, which is leased. PB's offices, which were leased, were located at 5215 Wiley Post Way, Salt Lake City, Utah. GetSmart.com, Inc.'s offices were located at 123 Mission Street, San Francisco, California.

              Significant operations centers and other properties are located at the following leased premises:

Location	Square Footage

150 Spear Street, San Francisco, California	42,000 square feet
123 Mission Street, San Francisco, California	90,000 square feet
1333 Broadway, Oakland, California	84,000 square feet
3801 South Collins Boulevard, Arlington, Texas	239,000 square feet
4300 Centerview, San Antonio, Texas	94,000 square feet
6500 Tracor Lane, Austin, Texas	66,000 square feet
1440 Goodyear Drive, El Paso, Texas	126,000 square feet
53 and 54 Regional Drive, Concord, New Hampshire	28,000 square feet
1600 Ormsby Road, Louisville, Kentucky	85,000 square feet

LEGAL PROCEEDINGS

              Following the announcement in October 2001 of our third quarter 2001 delinquency and credit loss experience, a number of lawsuits were filed against us and certain of our executive officers and/or directors. These included Rule 10b-5 securities class actions, shareholder derivative actions, and class actions relating to our 401(k) plan.

              The Rule 10b-5 securities class actions were filed in the District Court for the Northern District of California. These consolidated actions (In re Providian Financial Securities Litigation) allege that we and certain of our officers made false and misleading statements concerning our operations and prospects for the second and third quarters of 2001, in violation of federal securities laws. The actions seek damages, interest, costs, and attorneys' fees. Our motion to dismiss was denied in December 2002. The class was certified on January 15, 2004 and comprises those persons or entities who acquired our stock between June 6, 2001 and October 18, 2001. The case is in the discovery phase.

              The shareholder derivative actions were filed in December 2001 and January 2002 in California state court in San Francisco. These actions generally seek redress against members of our Board of Directors and certain executive officers and allege breach of fiduciary duty, gross negligence, breach of contract, and violation of state insider trading law. The complaints seek damages (in the name of the Company and to be awarded to the Company), attorneys' fees, and other relief. These proceedings have been stayed by agreement of the parties.

              The class actions relating to the 401(k) plan were filed beginning in December 2001 in the District Court for the Northern District of California, on behalf of a class comprising all persons who were participants or beneficiaries of the plan since July 17, 2001. These consolidated actions, which alleged breaches of fiduciary duties under the Employee Retirement Income Security Act, were settled in June 2003 on a classwide basis for $8.6 million, which was funded by our insurance carriers.

              Beginning in 1999, we were named as a defendant in a number of legal proceedings relating to allegedly unfair and deceptive business practices by our banking subsidiaries in the marketing of cardholder service products and other practices. In June 2000, we reached settlements with the Comptroller, the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General with respect to these consumer claims. In November 2001, settlement of the consumer class action and other lawsuits pending in state and federal court relating to such practices received final state court approval, and the federal court actions were dismissed in March 2002. In connection with these settlements, we agreed to make certain business practice changes and to pay restitution to affected customers. Approximately 6,400 class members opted out of participation in the class action settlement and approximately 60 of those class members have individual actions currently pending against us. The parties have reached agreement to settle the opt out cases on a global basis.

              In February 2001, we were named as a defendant in a putative consumer class action suit entitled Ross v. Visa, U.S.A. Inc., et al., which was filed in the United States District Court for the Eastern District of Pennsylvania against Visa, MasterCard and a number of credit card issuing banks. The suit alleges that uniform foreign currency surcharges allegedly imposed by the defendants are the result of a conspiracy in restraint of trade and violate the federal antitrust laws. The suit also alleges that the defendant banks violated the Truth-in-Lending Act by failing to separately identify these surcharges to their customers on their monthly statements. Similar lawsuits were subsequently filed in California and New York. In August 2001, the Federal Judicial Panel on Multidistrict Litigation transferred all of these cases to the Southern District of New York. In January 2002, plaintiffs filed an amended consolidated complaint, which the defendants moved to dismiss. In July 2003 the court granted the motion to dismiss the plaintiffs' claim for actual damages under the Truth-in-Lending Act, and denied the motion to dismiss the plaintiffs' antitrust claims. The case is in the discovery phase.

              In July 2002, we were named as a defendant in a putative class action suit entitled Shoars v. Providian Bancorp Services, Providian Financial Corporation, et al. The suit was filed in California state court and alleges that our Paid Time Off ("PTO") plan violated California Labor Code section 227.3 because we capped the payout of PTO benefits for terminated employees at 40 hours. Following removal of the case to federal court and the subsequent remand to state court, the case was settled on a classwide basis for $5.7 million.

              In January 2004, a putative state court class action, Ventura v. Providian National Bank, was filed in Orange County, California, alleging that PNB's minimum payment calculation results in improper overlimit fees and that its payment posting practices result in improper interest charges and late fees. The complaint alleges a single breach of contract claim and seeks damages, attorneys' fees, and other relief. In February 2004, a putative state court class action, Marotta v. Providian National Bank, was filed in Orange County, California alleging that plaintiffs' APRs were increased improperly without proper notice. The complaint alleges a single breach of contract claim and seeks damages, attorneys' fees, and other relief.

              We have been advised that an individual has made a claim against us and one of our vendors, alleging that we and/or the vendor received discounted bulk mail postage rates from the United States Postal Service on certain mailings between 1997 and 2001 which were not eligible for the discounted rates. To the best of our knowledge, the allegations involve claims that such mailings were not eligible for bulk mail postage rates because requirements relating to the updating of mailing lists were not satisfied. If we were not entitled to receive the discounted rates, we could be subject to treble damages, penalties, and other relief. The Civil Division of the U.S. Department of Justice is working with the U.S. Postal Service to investigate these allegations and to determine whether to pursue the matter. We have received a subpoena from the U.S. Postal Service and have provided documents responsive thereto.

              Following the filing of a claim in arbitration, we continue to have settlement discussions with our former Chief Executive Officer, Shailesh Mehta, concerning severance and other benefits alleged to be due under Mr. Mehta's employment agreement in connection with the termination of his employment in November 2001.

              In addition, we are commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of our activities. An informed assessment of the ultimate outcome or potential liability associated with our pending lawsuits and other potential claims that could arise is not feasible at this time.

              Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional proceedings will not be brought. While we believe that we have substantive defenses in the actions and claims described above and intend to defend those actions and claims vigorously, we cannot predict their ultimate outcome or their potential future impact on us. We do not presently expect any of these matters to have a material adverse effect on our business, financial condition, or results of operations, but can give no assurance that they will not have such an effect.

QUARTERLY AND COMMON STOCK DATA

SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in thousands, except per share data)	March 31	June 30	September 30	December 31
2003
Interest income	$352,199	$291,672	$235,784	$226,816
Interest expense	171,845	163,867	154,907	143,171
Net interest income	180,354	127,805	80,877	83,645
Provision for credit losses	261,815	132,004	98,732	129,793
Non-interest income	417,538	393,315	445,466	418,618
Non-interest expense	328,308	324,574	286,588	261,531
Income from continuing operations before income taxes	7,769	64,542	141,023	110,939
Income from continuing operations	4,700	39,048	85,319	67,118
Net Income	$4,700	$39,048	$85,319	$67,118
Earnings per common share—basic:
Income from continuing operations	$0.02	$0.14	$0.30	$0.23
Net Income	$0.02	$0.14	$0.30	$0.23
Earnings per common share—assuming dilution:(1)
Income from continuing operations	$0.02	$0.13	$0.29	$0.23
Net Income	$0.02	$0.13	$0.29	$0.23
Weighted average common shares outstanding—basic (000)	286,187	286,310	287,620	287,682
Weighted average common shares outstanding—assuming dilution (000)	290,429	289,769	291,871	292,750
2002
Interest income	$532,335	$404,393	$388,476	$366,079
Interest expense	207,055	196,018	189,011	179,910
Net interest income	325,280	208,375	199,465	186,169
Provision for credit losses	880,079	80,385	192,366	138,908
Non-interest income	1,113,180	509,989	465,108	293,070
Non-interest expense	547,084	489,334	452,166	320,298
Income from continuing operations before income taxes	11,297	148,645	20,041	20,033
Income from continuing operations	$6,835	$89,930	$42,125	$12,120
Income from discontinued operations—net-of-taxes	3,184	63,972	-	-
Net Income	$10,019	$153,902	$42,125	$12,120
Earnings per common share—basic:
Income from continuing operations	$0.02	$0.32	$0.15	$0.04
Income from discontinued operations—net-of-taxes	0.01	0.22	-	-
Net Income	$0.03	$0.54	$0.15	$0.04
Earnings per common share—assuming dilution:(1)
Income from continuing operations	$0.02	$0.31	$0.15	$0.04
Income from discontinued operations—net-of-taxes	0.01	0.22	-	-
Net Income	$0.03	$0.53	$0.15	$0.04
Weighted average common shares outstanding—basic (000)	283,893	284,250	285,323	285,379
Weighted average common shares outstanding—assuming dilution (000)	288,540	294,172	294,094	289,236
(1)
The assumed conversion of the 3.25% senior convertible notes was excluded from the computation of diluted earnings per common share for each of the quarters in 2003 and for the quarters ended March 31, 2002 and December 31, 2002, because their inclusion would be antidilutive. Excluded were 5.0 million shares and an interest adjustment of $1.7 million, net-of-taxes, for the quarters ended March 31, 2002 and December 31, 2002.

COMMON STOCK PRICE RANGES AND DIVIDENDS (Unaudited)

	High	Low	Dividends Declared Per Common Share		High	Low	Dividends Declared Per Common Share

2003				2002
First quarter	$7.32	$5.25	-	First quarter	$7.55	$3.13	-
Second quarter	10.25	6.78	-	Second quarter	8.28	5.43	-
Third quarter	12.00	9.11	-	Third quarter	6.00	2.84	-
Fourth quarter	13.00	10.30	-	Fourth quarter	6.57	3.55	-

Our common stock is traded on the New York Stock Exchange under the symbol "PVN." There were 8,151 common shareholders as of February 29, 2004. For additional information regarding dividends generally, see "Regulatory Matters—Our Regulatory Agreements."

SELECTED FINANCIAL DATA

	Year ended December 31,
(dollars in thousands, except per share data)
	2003	2002	2001	2000	1999
STATEMENT OF INCOME DATA
Interest income	$1,106,471	$1,691,283	$2,587,715	$2,686,205	$1,623,605
Interest expense	633,790	771,994	934,309	874,779	448,370
Net interest income	472,681	919,289	1,653,406	1,811,426	1,175,235
Provision for credit losses	622,344	1,291,738	2,014,342	1,502,083	1,098,262
Non-interest income	1,674,937	2,381,347	2,965,193	3,236,669	2,412,121
Non-interest expense	1,201,001	1,808,882	2,347,510	2,406,020	1,558,332
Income from continuing operations before income taxes	324,273	200,016	256,747	1,139,992	930,762
Income tax expense	128,088	49,006	101,425	455,968	372,488
Income from continuing operations	196,185	151,010	155,322	684,024	558,274
Income (loss) from discontinued operations, net-of-taxes	-	67,156	(118,271)	(32,262)	(8,002)
Cumulative effect of change in accounting principle, net-of-taxes	-	-	1,846	-	-
Net Income	$196,185	$218,166	$38,897	$651,762	$550,272
Income from continuing operations per common share—assuming dilution(1)	$0.67	$0.52	$0.54	$2.34	$1.92
Net Income per common share—assuming dilution(1)	$0.67	$0.75	$0.13	$2.23	$1.89
Cash dividends declared per common share	$-	$-	$0.090	$0.105	$0.100
STATEMENT OF FINANCIAL CONDITION DATA
Loans held for securitization or sale	$-	$-	$1,410,603	$-	$-
Loans receivable(2)	6,280,957	6,907,757	11,559,140	13,560,724	11,596,209
Allowance for credit losses	(625,886)	(1,012,461)	(1,932,833)	(1,436,004)	(1,027,512)
Total assets	14,275,347	16,650,930	19,857,350	18,013,918	14,315,704
Deposits	10,101,057	12,662,077	15,253,150	13,080,969	10,514,962
Borrowings	1,272,349	955,577	1,060,656	1,028,076	1,055,659
Equity	2,325,449	2,139,072	1,907,511	2,032,183	1,332,476
REPORTED FINANCIAL DATA
Adjusted margin on average loans(3)	8.55%	10.69%	14.35%	22.49%	28.39%
Net interest margin on average loans(4)	9.74%	11.51%	11.71%	13.78%	13.89%
Delinquency rate(5)	6.64%	10.00%	7.58%	9.02%	6.83%
Net credit loss rate(6)	12.79%	13.61%	10.70%	8.35%	6.38%
MANAGED FINANCIAL DATA
Loans receivable(7)	$16,934,308	$19,627,508	$32,653,417	$26,913,382	$21,012,708
Adjusted margin on average loans(8)	6.32%	7.58%	10.64%	15.98%	18.18%
Net interest margin on average loans(9)	14.91%	15.46%	12.78%	12.60%	12.77%
Delinquency rate(10)	9.29%	11.11%	8.81%	7.54%	5.66%
Net credit loss rate(11)	15.82%	16.29%	10.78%	7.72%	6.94%
OTHER STATISTICS
Total accounts (000s) at year-end	10,487	12,020	18,397	15,968	12,394
Return on managed average assets(12)	0.80%	0.76%	0.11%	2.36%	3.02%
Return on average equity	8.97%	10.66%	1.72%	39.21%	52.37%
Equity to managed assets	10.02%	8.08%	5.08%	6.59%	5.63%
(1)
For the years ended December 31, 2003 and 2002, the assumed conversion into 5.0 million common shares, plus an interest expense adjustment of $6.8 million, net-of-taxes, related to the Company's 3.25% convertible senior notes were not included in the computation of diluted earnings per common share because their inclusion would be antidilutive. For the year ended

  December 31, 2001, the assumed conversion into 5.6 million common shares, plus an interest expense adjustment of $7.6 million, net-of-taxes were not included in the computation of diluted earnings per common share because their inclusion would be antidilutive.

(2)
Represents all consumer credit products. Beginning in 2000, loans receivable amounts exclude estimated uncollectible interest and fees. See Note 4 to Consolidated Financial Statements.

(3)
Represents interest income less interest expense and net credit losses, plus credit product fee income on reported average loans receivable, expressed as a percentage of reported average loans receivable. Interest expense is allocated to reported average loans receivable based on the ratio of reported average loans receivable to reported average earning assets.

(4)
Represents interest income less interest expense, expressed as a percentage of reported average loans receivable. Interest expense is allocated to reported average loans receivable based on the ratio of reported average loans receivable to reported average earning assets.

(5)
Represents reported loans receivable that are 30 days or more past due at period end, expressed as a percentage of reported loans receivable at period end.

(6)
Represents principal amounts of reported loans receivable that have been charged off, less recoveries, expressed as a percentage of reported average loans receivable during the period; fraud losses are not included.

(7)
Represents all loans receivable from customer accounts that are managed by the Company, including the loans receivable reported on our statement of financial condition and the loans receivable removed or reclassified from our statement of financial condition through our securitizations. Loans receivable amounts exclude estimated uncollectible interest and fees.

(8)
Represents interest income less interest expense and net credit losses, plus credit product fee income on managed average loans receivable, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.

(9)
Represents interest income less interest expense, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              This discussion is intended to further the reader's understanding of our consolidated financial condition and results of operations. It should be read in conjunction with our historical financial statements included in this Annual Report, the data set forth under "Selected Financial Data," and the discussion included under "Risk Factors." Our historical financial statements may not be indicative of our future performance.

Our Business

              Through our subsidiaries, we provide credit card and deposit products to customers throughout the United States. Our lending and deposit taking activities are conducted through Providian National Bank ("PNB"), a wholly owned banking subsidiary. We completed the merger of Providian Bank ("PB"), another wholly owned banking subsidiary, into PNB effective December 31, 2003. We market consumer loans and deposits using distribution channels such as mail, telephone, and the Internet.

              We generate income primarily through interest charged on outstanding loan balances and fees related to account usage and performance (such as late, overlimit, cash advance, and annual membership fees), and from the sale of various cardholder service products. We receive interchange fees from bankcard associations based on the purchase activity of our credit card customers. In addition, we earn income on our investments held for liquidity purposes, servicing fees, and excess servicing on securitized loans and changes in the value of interests we retain in connection with our securitizations.

              Our primary expenses are funding costs, including interest costs related to customer deposits and borrowings, credit losses, operating expenses, including salaries and employee benefits, advertising and solicitation costs, occupancy costs, data processing and communication costs, and income taxes.

              We seek to fund our assets through a diversified mix of sources. Our ability to fund existing and future customer loans is currently dependent on four primary sources: consumer deposits, securitizations, a portfolio of cash and liquid investment securities, and, to a lesser extent, debt. Securitization is a process in which we segregate a pool of customer loans by transferring them to a trust, which issues certificates backed by the principal, interest, and fee cash flows generated by the pool of transferred loans. At the time the certificates are issued, we receive cash proceeds from the certificates sold to third parties.

Executive Overview

              In 2003, we continued our efforts to strengthen our financial condition and build a productive and sustainable portfolio of customer accounts supported by an appropriately sized and efficient infrastructure. Building off our progress in 2002, we focused on four key areas of our business:

  •
  Strengthening our balance sheet and managing our liquidity position

  •
  Developing marketing strategies to support future growth

  •
  Improving credit performance

  •
  Rationalizing our operations and technology infrastructure

              Balance sheet and liquidity.    Our primary goals in this area were to strengthen capital ratios and manage our liquidity portfolio in line with our growth expectations and PNB's Capital Plan. During 2003 our liquidity position decreased by $136.1 million, to $5.67 billion, while deposit levels decreased by $2.56 billion. Our capital position was enhanced, among other things, by the origination of higher quality loans receivable and by the sale of substantially all of the credit card assets of PB, comprising $859.6 million in higher risk receivables. At December 31, 2003, PNB's total risk-based capital ratio on a subprime basis, including the impact of the accrued interest receivable, was 16.98%, well in excess of the 10% level we committed to achieve by June 2004. At December 31, 2003, we held total stockholders' equity and allowance for credit losses equal to 47% of our reported loans.

              Marketing.    In 2003 we added 1.9 million gross new accounts, a majority of which originated in our mainstream American target market. We also developed our core "New Providian" marketing strategy, which emphasizes delivery of products, services, and rewards specifically designed for mainstream American consumers, and entered into marketing arrangements with several co-brand and affinity partners. The success of our "New Providian" and partnership marketing strategies will be a critical factor in our future earnings.

              Credit.    In 2003 we continued to improve the credit mix of our loan portfolio by originating higher quality loans receivable and by selling substantially all of the higher risk PB portfolio. We also continued to enhance our collections processes, and we took advantage of available inventory and market conditions to increase sales of our charged-off loans receivable. All of these actions resulted in lower net credit losses compared to the prior year and should position us for continued improvement in the level of net credit losses in 2004. Our net credit loss rates for 2003 were 12.79% on a reported basis and 15.82% on a managed basis compared to 13.61% and 16.29% for 2002. Our earnings during 2003 benefited from a lower allowance for credit losses, reflecting the improved risk composition of our reported assets.

              Operations and technology.    In 2003 we continued to streamline our organization, selling substantially all of the higher risk PB assets and the assets and liabilities of GetSmart.com, which did not align with our core business. We continued to reduce our infrastructure to align it with expected levels of customer accounts. Additionally, we outsourced non-strategic functions and made changes to operations that should lower expenses and improve the efficiency of our core business. Reflecting these efforts, non-interest expense decreased to $1.20 billion for 2003, a decrease of $607.9 million from 2002.

              During 2003, we continued to fund our business in substantial part through the securitization of loans receivable. Securitizations have an impact on our earnings, because we record a gain or loss on the initial sale of loans in a securitization transaction and we release the reserves associated with the securitized loans. In addition, we retain certain interests in the securitized loans, and we recognize changes in the fair value of these retained interests in current earnings. These changes can contribute to volatility in our earnings. For example, in 2003, our earnings benefited significantly from spread compression in the credit markets on our retained certificateholders' interests and spread accounts. In contrast, in 2002 the change in market discount rates had a negative impact on our earnings related to these same interests. These fluctuations affect current period earnings; however, discounts previously recognized on retained certificateholders' interests will be fully recognized in earnings over the duration of a securitization transaction, as long as the transaction to which the interests relate progresses without default and all investors are fully repaid by the contractual final payment date.

Overview of Critical Accounting Policies

              Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements, "Summary of Significant Accounting Policies." Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which in some instances require us to use estimates and assumptions. GAAP also requires management to make judgments in valuing certain assets. Uncertainties are inherent in the use of estimates, assumptions, and judgments. The following is an overview of our application of accounting policies that require us to exercise significant judgment and reach conclusions about future events based on information currently available. Differences in judgment, and differences between our estimates and assumptions and subsequent events, could have a material impact on our reported financial condition and results of operations.

              Securitization Accounting.    We account for our securitization transactions under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125" ("SFAS No. 140"). Our securitizations involve the transfer of a pool of loans receivable to a trust. The trust meets the criteria under SFAS No. 140 for a qualifying special purpose entity that is not consolidated in our financial statements. When we enter into a securitization, we receive cash proceeds from the sale of securities to third parties, remove the securitized loans allocated to certificateholders' interests and the allowance for credit losses from our balance sheet, and record our retained interests in the transaction. We typically recognize a gain on sale from the securitization, due primarily to the release of the related allowance for credit losses and recognition of an interest-only strip receivable, which is partially offset by discounts recognized for the retained subordinated interests. We continue to service the securitized loans and we receive contractual servicing fees during the term of the transaction. Our retained interests are generally reported at fair value with changes in their fair value recognized in current period earnings.

              Our retained interests in the securitized loans, which consist of a seller's interest, subordinated certificateholders' interests, interest-only strips receivable, and spread accounts, are recorded on our balance sheet in loans receivable and due from securitizations. The seller's interest is composed of senior and subordinated components. The senior seller's interest in our securitizations represents an undivided interest in the trust loans receivable not allocated to the certificateholders' interests. We retain the senior seller's interest, which includes principal, interest and fees receivable, and classify them as loans receivable with an allowance for credit losses on our balance sheet. The seller's interest subordinated component is the accrued interest receivable asset ("AIR"), which represents our interest in outstanding accrued interest and fees that are initially allocated to the certificateholders' interests. The AIR is recorded in due from securitizations on our balance sheet.

              We estimate the fair value of our retained subordinated certificateholders' interests, interest-only strips receivable, and spread accounts using a discounted cash flow valuation methodology that incorporates the repayment of these interests over time. Retained subordinated certificateholders' interests are discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. For interest-only strips receivable, we estimate the interest and fees that will be charged on the securitized loans, the interest payable to the certificateholders, credit losses, contractual servicing fees, and repayment trends of the securitized loans to project the amount of excess servicing to be collected over the period the securitized loans are expected to be outstanding. For spread accounts, we estimate their fair value through a discounted cash flow analysis based on projected repayments of existing spread account balances, typically at the maturity of the securitization. Typically, the fair value of our retained subordinated certificateholders' interests and spread accounts vary with the movement in market rates for comparable investments. Historically, we have not incurred a loss of invested principal for the assets held to their final payment date and our valuations do not reflect such a loss in principal. The fair values of our interest-only strips receivable vary primarily with changes in our forecast of excess servicing. Estimated excess servicing fluctuates based on the expected performance of the securitized loans.

              A variety of internal and external factors, including economic conditions, current account management strategies, and market perceptions regarding our performance can affect the expected net interest and fee income, coupon rates, net credit losses, and discount rates we use in our estimates. Changes in loan performance expectations can have a material impact on the projected cash flows and thus on our fair value estimates of our retained interests. Complex judgment is required for the selection and use of these factors. Judgments and results that differ from our projections can result in a material impact on our balance sheet and income statement. As an example of the sensitivity of one assumption, at December 31, 2003, a 10% increase in the discount rates used in valuing the cash flows from our retained subordinated interests would result in a decrease in their fair value of approximately $28.8 million. The sensitivity of key assumptions used in valuing our retained subordinated interests is discussed in Note 7 to our Consolidated Financial Statements, "Securitization or Sale of Receivables."

              At the time of a securitization, we determine whether the retained subordinated certificateholders' interests should be treated as held for trading or available-for-sale. This judgment is based on our intent and plans with respect to holding or selling the assets, and can vary among different securitizations and different retained interests. Our existing retained subordinated certificateholders' interests are securities measured as investments held for trading. Unrealized gains and losses on investments held for trading are included in current period earnings. Unrealized gains and losses on available-for-sale assets are excluded from earnings and reported as a net amount in a separate component of shareholders' equity, as other comprehensive income. If there is a determination that such available-for-sale assets have been permanently impaired, unrealized losses are reported in servicing and securitization income. When realized, available-for-sale gains and losses are removed from other comprehensive income and included in earnings. Designation of these assets as held for trading can have a material impact on the timing of unrealized gains and losses recognized in earnings, but not shareholders' equity.

              Allowance for Credit Losses.    We maintain an allowance for credit losses at a level that, in management's judgment, is adequate to absorb estimated credit losses inherent in the existing loans receivable on our balance sheet. The amount of the allowance is determined based on an analysis of historical quantitative risk factors that include delinquency roll rates, principal credit loss rates, bankruptcies, customer characteristics, and risk scores. The delinquency roll rate measures the migration of loans receivable through the stages of delinquency. These factors are used to estimate the likelihood that a loan receivable will charge off. In evaluating the adequacy of this quantitative analysis, management also takes into consideration environmental credit risk factors affecting the portfolio's credit performance, including: the impact of general economic conditions on a customer's ability to pay, trends in loan portfolio volume, seasoning, geographic concentrations, and the impact of recent modifications to loan review and underwriting procedures on the credit quality of the loans receivable portfolio and makes appropriate adjustments to the allowance. We also validate the adequacy of the allowance by comparing coverage ratios to our actual loss experience and to that of other credit card lenders.

              Establishing an allowance for credit losses that is adequate and not excessive requires significant judgment. We forecast multiple scenarios and use alternative methods to establish and test the adequacy of the allowance. The coverage ratios under these varying scenarios and methods create a range of reasonable outcomes from which we record our allowance. The use of estimates is inherent in our assessment of the adequacy of the allowance for credit losses, and significant differences in these estimates could impact the adequacy of the allowance for credit losses.

              If different assumptions were made regarding estimated net credit losses, our financial position and results of operations could differ materially. For example, a 10% increase in the projected net credit losses estimated at December 31, 2003 would result in an increase of approximately $62.6 million in the allowance for credit losses and the provision for credit losses.

              Interest and Fee Income Recognition.    We recognize only the estimated collectible portion of accrued interest and fees. In 2002, we adopted a suppression methodology in which the estimated uncollectible portion of accrued interest and fees on loans are not recognized as interest income, credit product fee income or servicing and securitization income on our income statement and are not included in loans receivable, interest receivable, or due from securitizations on our balance sheet. When loan principal amounts are charged off, related accrued interest and fees included in loans receivable, interest receivable, and due from securitizations, to the extent not previously suppressed, are reversed against income.

              Consistent with our method of calculating the allowance for credit losses, we use multiple scenarios and alternative methods to establish a range of reasonable levels of estimated uncollectible interest and fees, from which we determine the suppressed amounts when we record estimated collectible interest and fee income. We utilize historical charge-offs, delinquency roll rates, bankruptcy rates, behavioral risk-score models and loans receivable balance composition data to calculate the estimated uncollectible portion of accrued interest and fees. The delinquency roll rate measures the migration of loans receivable through the stages of delinquency.

              If different assumptions were made regarding estimated uncollectible interest and fees, our financial position and results of operations could differ materially. For example, a 10% increase in the projected uncollectible interest and fees estimated at December 31, 2003 would result in decreases of approximately $3.7 million to interest income and $22.6 million to non-interest income.

Earnings Summary

              The following discussion provides a summary of our earnings for the years ended December 31, 2003 and 2002. The significant components of our results of operations are covered in further detail in subsequent sections of this discussion.

              Year Ended December 31, 2003 Compared to Year Ended December 31, 2002:    Net income was $196.2 million, or $0.67 per diluted share, for the year ended December 31, 2003, compared to $218.2 million, or $0.75 per diluted share, in 2002.

              Net revenue (net interest income plus non-interest income) for 2003 decreased by $1.15 billion from $3.30 billion in 2002 to $2.15 billion in 2003. Of the $1.15 billion decrease in net revenues, $539.5 million was attributable to a decrease in interest income on loans. This decrease was primarily driven by a reduction in loans receivable and a decrease in the yield on outstanding loans receivable as we shifted our marketing strategy to originating a larger proportion of higher credit quality loans receivable and to managing our existing portfolio through selective repricing appropriate for the assessed risk. Non-interest income in 2003 decreased by approximately $500 million due in substantial part to the inclusion in 2002 of gains related to sales of certain assets and operations, primarily the sale of our interests in the Providian Master Trust, the sale of certain higher risk loans, and the sale of our operations in the United Kingdom and Argentina. Additionally, non-interest income associated with credit product fee income decreased in 2003 by $392.4 million as a result of lower average loans receivable and our transition to higher quality credit card account originations. Partially offsetting these decreases in non-interest income was an increase in servicing and securitization income of $231.0 million in 2003.

              Our provision for credit losses for the year ended December 31, 2003 was $622.3 million, a decrease of $669.4 million from the year ended December 31, 2002. This decrease reflects a lower reported loans receivable balance, and also reflects a lower loan loss coverage ratio related to the improved delinquency performance of our loans receivable resulting from certain new portfolio management and collections strategies and policies and higher quality credit card account originations.

              For the year ended December 31, 2003, non-interest expense decreased $607.9 million to $1.20 billion, compared to $1.81 billion for the year ended December 31, 2002. The decrease in expenses occurred in all categories of non-interest expense, specifically salaries and employee benefits, solicitation and advertising, occupancy, furniture, and equipment, data processing and communication, and other expenses. The decreases are a result of reductions in our infrastructure which were made to align it with expected levels of customer accounts, and reflect the sales of assets and operations completed in 2002, the sale of substantially all of the higher risk PB assets and the assets and liabilities of GetSmart.com in 2003, and the reduction in the level of solicitation and advertising expenses as we transitioned to our new marketing strategy.

              On August 1, 2003, the Company completed the sale of 435,000 credit card accounts with $859.6 million in outstanding balances and related accrued interest receivable, which comprised substantially all of the credit card loans of PB. The Company transferred servicing of the receivables in August 2003. Effective June 30, 2003, the Company reclassified the PB loans and related accrued interest receivable to loans held for securitization or sale and recognized a loss of approximately $8 million.

              In October 2003, the Company entered into an agreement to sell certain assets of its subsidiary, GetSmart.com. The Company completed the sale in December 2003. Under the terms of the agreement, the Company sold the lender and marketing agreements, trademarks, intellectual property and certain fixed assets, but retained the outstanding receivables generated from fees owed by lenders and other participants offering their products through GetSmart.com. During the fourth quarter of 2003, the Company recognized an after-tax gain of $6.9 million with respect to the sale.

              In addition, we continue to serve as interim accounts owner of the higher risk assets sold in 2002, and are being compensated for this service until such time as a transfer of ownership to a successor accounts owner is effected. We do not expect the compensation we are receiving as interim accounts owner to have a material impact to our income statement.

              Year Ended December 31, 2002 Compared to Year Ended December 31, 2001:    Net income was $218.2 million, or $0.75 per diluted share, for the year ended December 31, 2002, compared to $38.9 million, or $0.13 per diluted share, in 2001.

              Net revenue (net interest income plus non-interest income) for 2002 decreased by $1.32 billion from $4.62 billion in 2001 to $3.30 billion in 2002. Of the $1.32 billion decrease in net revenues, $903.1 million was attributable to a decrease in interest income on loans. This decrease is attributable primarily to reductions in reported loan balances due to asset sales. Non-interest income in 2002 decreased by approximately $583.8 million. This decrease reflects a decrease of $235.2 million in servicing and securitization income and a $740.1 million decrease in credit product fee income as a result of lower average loans receivable and our transition to higher quality credit card account originations. Partially offsetting these decreases was an increase in non-interest income—other of

$401.9 million resulting primarily from the gain from the sale of our interests in the Providian Master Trust during the first quarter of 2002.

              Our provision for credit losses for the year ended December 31, 2002 was $1.29 billion, a decrease of $722.6 million from the year ended December 31, 2001. This decrease reflects a lower reported loans receivable balance, and also reflects a lower loan loss coverage ratio related to the improved delinquency performance of our loans receivable resulting from certain new portfolio management and collections strategies and policies and higher quality credit card account originations.

              For the year ended December 31, 2002, non-interest expense decreased $538.6 million to $1.81 billion, compared to $2.35 billion for the year ended December 31, 2001. This reduction is primarily due to lower solicitation and advertising expenses as we transitioned to our new marketing strategy and to lower salary and employee benefits expenses related to our workforce reductions.

              On February 5, 2002, we sold our interests in the Providian Master Trust, which primarily consisted of $1.4 billion of loans receivable and $472 million of retained subordinated interests held by PNB. As of the date of sale, the Providian Master Trust contained nearly $8 billion of loans receivable arising from approximately 3.3 million active credit card accounts. In the fourth quarter of 2001, we marked our interests in the Providian Master Trust to market and excluded the related loans receivable included in our senior seller's interest from the calculation of our allowances for credit losses and estimated uncollectible interest and fees, resulting in a gain of $121.9 million. When the sale was completed in the first quarter of 2002, we received cash proceeds of approximately $2.8 billion and recognized a first quarter gain of approximately $401.9 million. Also related to the sale, we recognized $6.8 million in revenue in the third quarter of 2002 due to the early termination of the interim servicing agreement and $19.6 million in revenue in the fourth quarter of 2002 related to the realization of contingent revenue tied to loan performance.

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

              For the year ended December 31, 2002, income from discontinued operations was $67.2 million, net-of-taxes, compared to a loss of $118.2 million, net-of-taxes, for 2001. Income from discontinued operations during 2002 includes a pre-tax gain of $95.6 million from the sale of our United Kingdom operations and a pre-tax gain of $8.0 million from the sale of our Argentina operations.

Net Interest Income

              Net interest income is interest earned from loans receivable and our investment portfolios less interest expense on deposits and borrowings.

              Reported net interest income for the year ended December 31, 2003 was $472.7 million, compared to $919.3 million for 2002, a decrease of $446.6 million. A primary contributing factor in the decline in 2003 net interest income was the decrease of $539.5 million in interest income on loans, which resulted from the reductions in loans receivable and decreases in the yield on outstanding loans receivable during the year. The average loans receivable decreased $2.47 billion from $9.01 billion in 2002 to $6.55 billion in 2003, which reflects the sale in 2003 of $859.6 million in outstanding balances and related interest receivable of PB. The yield on our reported loans receivable decreased to 14.52% for 2003 from 16.54% for 2002, as the mix of our loan portfolio reflected a growing proportion of higher quality accounts, which generally have lower interest rates, including lower and longer introductory rates. We added 1.9 million gross new accounts in 2003, a majority of which originated in our mainstream American target market.

              The interest accrued on loans that we estimate to be uncollectible is not recognized as interest income on our income statement and is not included in loans receivable on our balance sheet. In addition, interest income is reduced by the reversal of accrued interest included in loans receivable (to the extent not previously suppressed), when the principal amount of a loan is charged off. For the years ended December 31, 2003 and 2002, reported interest income was reduced by $141.9 million and $241.1 million as a result of the suppression of estimated uncollectible interest and interest income reversals.

              The yield on interest-earning cash and cash equivalents declined to 1.04% in 2003 from 1.72% in 2002. The yield on investment securities decreased to 3.09% in 2003 from 4.71% in 2002. The decline during 2003 in these yields is primarily due to the drop in market interest rates.

              Interest expense on deposits declined $147.7 million from $729.3 million at December 31, 2002 to $581.6 million at December 31, 2003 as a result of a $2.00 billion decrease in average interest-bearing deposits. Consistent with the decline in our average loan balances and with PNB's Capital Plan, we decreased the level of our deposit funding in 2003.

Statement of Average Balances, Income and Expense, Yields and Rates

              The following table provides an analysis of reported interest income, interest expense, net interest spread, and average balances for the years ended December 31, 2003, 2002 and 2001.

Statement of Average Balances, Income and Expense, Yields and Rates

	Year ended December 31,
	2003			2002			2001

(dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield Rate

Assets
Interest-earnings assets
Consumer loans	$6,546,748	$950,758	14.52%	$9,011,891	$1,490,258	16.54%	$14,188,546	$2,393,389	16.87%
Interest-earning cash	350,222	3,628	1.04%	2,119,503	36,483	1.72%	695,149	23,029	3.31%
Federal funds sold	3,969,176	44,198	1.11%	2,207,743	37,473	1.70%	1,149,846	41,928	3.65%
Investment securities	1,655,451	51,157	3.09%	1,421,322	66,985	4.71%	1,895,097	110,187	5.81%
Other	732,048	56,730	7.75%	598,003	60,084	10.05%	167,435	19,182	11.46%
Total interest-earning assets	13,253,645	$1,106,471	8.35%	15,358,462	$1,691,283	11.01%	18,096,073	$2,587,715	14.30%
Allowance for credit losses	(830,080)			(1,424,318)			(1,563,720)
Other assets	3,346,324			3,861,480			3,915,630
Total assets	$15,769,889			$17,795,624			$20,447,983
Liabilities and Equity
Interest-bearing liabilities
Deposits	$11,775,591	$581,551	4.94%	$13,775,462	$729,294	5.29%	$14,723,044	$872,977	5.93%
Borrowings	1,107,265	52,239	4.72%	985,869	42,700	4.33%	1,267,406	61,332	4.84%
Total interest-bearing liabilities	12,882,856	$633,790	4.92%	14,761,331	$771,994	5.23%	15,990,450	$934,309	5.84%
Other liabilities	700,016			883,021			2,082,255
Total liabilities	13,582,872			15,644,352			18,072,705
Capital securities	-			104,332			108,981
Equity	2,187,017			2,046,940			2,266,297
Total liabilities and equity	$15,769,889			$17,795,624			$20,447,983
Net Interest Income and Spread		$472,681	3.43%		$919,289	5.78%		$1,653,406	8.46%

Interest Volume and Rate Variance Analysis

              Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities. Net interest income is also affected by changes in the volume of interest-earning assets and interest-bearing liabilities. The following table sets forth the dollar amount of the increase (decrease) in reported interest income and expense resulting from changes in volumes and rates.

Rate-Volume Variance Analysis

	Year ended December 31,

	2003 vs. 2002			2002 vs. 2001

	Change due to(1)			Change due to(1)
(dollars in thousands)	Increase (Decrease)	Volume	Rate	Increase (Decrease)	Volume	Rate

Interest Income
Consumer loans	$(539,500)	$(372,978)	$(166,522)	$(903,131)	$(857,174)	$(45,957)
Federal funds sold	6,725	22,841	(16,116)	(4,455)	25,552	(30,007)
Other securities	(52,037)	(557)	(51,480)	11,154	47,764	(36,610)
Total interest income	(584,812)	(350,694)	(234,118)	(896,432)	(783,858)	(112,574)
Interest Expense
Deposits	(147,743)	(101,490)	(46,253)	(143,683)	(53,676)	(90,007)
Borrowings	9,539	5,509	4,030	(18,632)	(12,637)	(5,995)
Total interest expense	(138,204)	(95,981)	(42,223)	(162,315)	(66,313)	(96,002)
Net Interest Income	$(446,608)	$(254,713)	$(191,895)	$(734,117)	$(717,545)	$(16,572)
(1)
The changes due to both volumes and rates have been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in interest income and interest expense are calculated independently for each line in the table.

Allowance and Provision for Credit Losses

              We maintain our allowance for credit losses at a level estimated to be adequate to absorb estimated future principal charge-offs, net of recoveries, for reported loans only.

              We establish our allowance for credit losses by analyzing historical risk behavior and credit loss trends, and reviewing current loss expectations that incorporate general economic conditions that may impact future losses. We segregate loans into general risk classifications for each product type. We combine quantitative factors (including historical delinquency roll rates, historical credit loss rates, customer characteristics, such as risk scores, and other data) with environmental credit risk factors to prepare comparative evaluations of the allowance for credit losses.

              The environmental credit risk factors are consistent with applicable bank regulatory guidelines and reflect our assessment of general macroeconomic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and recent modifications to loan review and underwriting procedures, among other factors. We compare allowances established in prior periods with subsequent actual credit losses and perform a peer group comparative analysis of lagged loss rates to coverage ratios. We derive coverage ratios by dividing the allowance for credit losses by the reported loans outstanding at period end.

Allowance for Credit Losses

	Year ended December 31,

(dollars in thousands)	2003		2002		2001

Balance at beginning of period	$1,012,461		$1,932,833		$1,436,004
Provision for credit losses	610,469		903,508		2,014,342
Fair value adjustment—loans held for securitization or sale	11,875	(1)	388,230	(2)	-
Credit losses	(1,039,775)		(1,387,350)		(1,667,223)
Recoveries	202,462		161,183		149,710
Credit losses on loans held for securitization or sale	(171,606	)(1)	(985,943	)(2)	-
Balance at end of period	$625,886		$1,012,461		$1,932,833
Reported loans receivable at period end(3)	$6,281,403		$6,899,849		$11,529,274
Coverage ratios	9.96%		14.67%		16.76%
(1)
The 2003 fair value adjustment—loans held for securitization or sale of $11.9 million reflects an increase in the allowance for credit losses as a result of the mark to market of PB loans receivable reclassified as loans held for securitization or sale in the year ended December 31, 2003. The decrease in allowance for credit losses of $171.6 million in the year ended December 31, 2003 represents the allowance for credit losses that was transferred to loans held for securitization or sale with the par value of the PB loans, as part of the adjustment to the fair value of $667.1 million.

(2)
The 2002 fair value adjustment of $388.2 million reflects an increase in the allowance for credit losses as a result of the mark to market of the higher risk loans receivable reclassified as loans held for securitization or sale in the year ended December 31, 2002. Additionally, the decrease in allowance for credit losses of $985.9 million in the year ended December 31, 2002 represents the allowance for credit losses that was transferred to loans held for securitization or sale with the par value of the reclassified higher risk loans as part of the adjustment to the fair value of $1.61 billion.

(3)
The 2003, 2002 and 2001 loans receivable exclude market value adjustments of $(0.4) million, $7.9 million and $29.9 million under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The 2001 loans receivable also excludes loans held for securitization or sale of $1.41 billion.

              The decrease in both the dollar amount of the allowance for credit losses and the coverage ratio from 14.67% at December 31, 2002 to 9.96% at December 31, 2003 reflects the trend in our net credit losses resulting from changes in our loan mix due to recent higher quality account originations, changes in portfolio management strategies and the sale of a portfolio of higher risk loans. The decrease in the allowance for credit losses from 2001 to 2002 resulted from higher quality account originations and portfolio management trends and from sales of our interests in the Providian Master Trust and higher risk loan portfolio. The decrease in the dollar amount of the allowance from 2001 to 2002 also reflects the effect of adopting the AIR guidance in the fourth quarter of 2002 (see "—Securitizations of Loans Receivable"). As we continue to evaluate the allowance for credit losses in light of changes in asset quality, regulatory requirements, general economic trends, and the effect of our new marketing strategy, we may further adjust the coverage ratio, which would impact our provision for credit losses.

Non-Interest Income

              Servicing and Securitization Income.    Servicing and securitization income relates primarily to securitized loans. It includes servicing fees, primarily relating to loans receivable transferred in our securitizations, excess servicing income, gains or losses related to the securitization of our loans receivable, and changes in the fair value of our retained interests (see "—Securitizations of Loans Receivable").

              As of December 31, 2003 and 2002, the total principal amount of securitized loans outstanding was $10.33 billion and $12.33 billion. For the year ended December 31, 2003, servicing and securitization income was $849.3 million, an increase of $231.0 million from $618.2 million during 2002. Servicing and securitization income for 2003 includes a $185.7 million benefit from an increase in the fair value recognized for our retained subordinated certificateholders' interests and spread accounts due to favorable changes in market discount rates. The improvement in the discount rates used to fair value these assets is primarily due to factors not within the control of the Company, such as the improving U.S. economy. Additionally, servicing and securitization income increased for 2003 compared to 2002 due to higher discount accretion related to increased average retained subordinated certificateholders' interests and spread account balances and due to the reversal of previously recognized discounts for spread accounts released because of improved performance of the underlying securitized loans. These increases were partially offset by lower average servicing fee income due to lower average securitized loans outstanding and the inclusion in 2002 of interim servicing fee income from the Providian Master Trust and the higher risk asset portfolio, which were both sold in 2002. Additionally, the increased income for the year ended December 31, 2003 was partially offset by lower levels of interest-only strips receivable recognized due to lower average securitized receivables and forecasts resulting in lower excess servicing.

              We do not recognize income associated with the interest and fees on securitized loans that we estimate to be uncollectible as servicing and securitization income on the income statement nor as due from securitizations on the balance sheet. In addition, servicing and securitization income is reduced by the reversal of accrued interest and fees included in due from securitizations (to the extent not previously suppressed), when the principal amount of a securitized loan is charged off. For the years ended December 31, 2003 and 2002, the servicing and securitization income was reduced as a result of the suppression of estimated uncollectible interest and fees and by interest and fee income reversals by $567.5 million and $706.5 million.

              Credit Product Fee Income.    Credit product fee income includes performance fees (late, overlimit and returned check charges), annual membership fees, and cash advance fees which are charged in accordance with the terms of the customer's account agreement. Annual membership revenue is recognized ratably over the customer privilege period (currently one year). Performance fees and cash advance fees are recognized when earned. Credit product fee income also includes revenue from products billed annually, which is recognized ratably over the customer privilege period (currently one year), revenue from products billed monthly, which is recognized in the month it is billed, and revenue from interchange fees received from bankcard associations, which are based on the purchase activity of our credit card customers.

              For the year ended December 31, 2003, credit product fee income was $759.6 million, a decrease from $1.15 billion for the year ended December 31, 2002. This decrease reflects lower average loans receivable, which resulted in lower late, overlimit, and interchange fees and lower cardholder service product and annual membership fee revenue. In addition, the decrease in credit product fee income reflects lower late and overlimit fee income associated with our transition to higher quality credit card account originations.

              We do not recognize fees on loans that we estimate to be uncollectible as credit product fee income on our income statement or as fees receivable on our balance sheet. In addition, credit product fee income is reduced by the reversal of accrued fees included in fees receivable (to the extent not previously suppressed) when the principal amount of a loan is charged off. For the years ended December 31, 2003 and 2002, the reported fee income was reduced as a result of the suppression of estimated uncollectible fees and by fee income reversals. The decrease in the suppression and reversal amount from 2002 to 2003 is consistent with the decrease in overall credit product fee income as discussed above.

              Other.    For the year ended December 31, 2003, non-interest income—other was $66.0 million, a decrease from $611.1 million for the year ended December 31, 2002. Included in the 2002 non-interest income—other includes income relating to our prior business of collecting on charged-off receivables that we purchased from other companies. Substantially all of the related receivables were sold in December 2002. For the year ended December 31, 2002, non-interest income—other included the gains on the sale of our interests in the Providian Master Trust, the sale of certain higher risk loans, and the sale of our United Kingdom and Argentina operations. Non-interest income—other for the year ended December 31, 2003 includes gains and losses on derivative instruments, realized gains and losses on investment securities, loan referral fee income received by GetSmart.com, and the gain on sale of GetSmart.com in December 2003.

Non-Interest Expense

              Non-interest expense includes salary and employee benefit costs, loan solicitation and advertising costs, occupancy, furniture, and equipment costs, data processing and communication costs, and other non-interest expense. The following table presents non-interest expense for the years ended December 31, 2003, 2002, and 2001. Overall, the decrease in non-interest expense reflects our efforts to align our operations with the reduction in our loans receivable portfolio, including the impact of disposing of our business that collected charged-off receivables purchased from other companies, and reduced levels of new account solicitations as we transitioned to our new marketing strategy.

Summary of Non-Interest Expense

	Year ended December 31,
(dollars in thousands)	2003	2002	2001

Salaries and employee benefits	$359,696	$527,960	$667,902
Solicitation and advertising	193,652	404,872	615,427
Occupancy, furniture, and equipment	121,921	222,812	222,169
Data processing and communication	124,014	165,504	202,501
Other	401,718	487,734	639,511
Total non-interest expense	$1,201,001	$1,808,882	$2,347,510

              Salary and employee benefits costs include staffing costs associated with marketing, customer service, collections, and administration. In August and October 2003, as part of our strategy of enhancing operational efficiency, we entered into agreements to outsource certain information technology functions. These include agreements with Accenture, which will provide the Company with technology application development and maintenance services, and Computer Sciences Corporation ("CSC"), which will provide desktop, help desk, server, security administration, e-mail and network infrastructure services. We expect these outsourcing arrangements will further reduce salaries and employee benefits expense with a partial offsetting increase in other non-interest expense items during 2004.

              Solicitation and advertising costs include printing, postage, telemarketing, list processing, and credit bureau costs paid to third parties in connection with account solicitation efforts, and also include costs incurred to promote our products. Advertising costs and the majority of solicitation expenses are expensed as incurred. In accordance with GAAP, we capitalize only the direct loan origination costs associated with successful account acquisition efforts. We amortize capitalized loan origination costs over the customer privilege period (currently one year) for credit card loans, unless the loans are securitized, in which case we recognize the remaining costs as an expense upon securitization. For 2002 and 2001, solicitation and advertising also included costs related to the acquisition of charged-off receivables from other companies. We disposed of this part of our business in December 2002. For the years ended December 31, 2003, 2002, and 2001, amortized loan origination costs were $22.7 million, $41.9 million, and $61.7 million. The decrease in loan solicitation and advertising costs in 2003 as compared to 2002 and 2001 reflects a reduction in the volume of new account solicitations as we change our marketing strategy and begin testing new product offerings. We anticipate increases in loan solicitation and advertising costs in 2004 in connection with our new strategic marketing programs including our partnership marketing initiatives.

              During the first quarter of 2002 we recorded a $16.7 million charge in connection with workforce reductions. In connection with the closure of several of our facilities, we recognized additional charges of $37.9 million in the second quarter of 2002 related to premises, equipment, and furniture lease expenses, fixed asset write-downs, and disposition costs. At December 31, 2003, we had $13.6 million accrued for remaining costs expected to be paid, primarily for premises, equipment and furniture lease costs associated with property no longer in use. In addition, in a continuation of our efforts to enhance operational efficiency, we consolidated our collections functions in 2004 and closed our facilities in Louisville, Kentucky in January 2004.

              Non-interest expense—other includes operational expenses such as collection costs, fraud losses, and bankcard association assessments. For the years ended December 31, 2003, 2002, and 2001, collection costs were $141.4 million, $213.5 million, and $207.5 million. The decrease in collection costs in 2003 as compared to 2002 and 2001 is primarily a result of our lower average loans receivable balance and due to certain new credit risk management operations strategies.

Income Taxes

              We recognized income tax expense of $128.1 million and $49.0 million for the years ended December 31, 2003 and 2002. Our effective tax rate was 39.5% for year ended December 31, 2003 and 24.5% for the year ended December 31, 2002. After consideration of the non-recurring tax benefit discussed below, our 2002 effective tax rate was comparable to the 2003 effective tax rate.

              In September 2002, California enacted a law requiring large banks to conform to federal law with respect to accounting for bad debts. Before the change, all banks, regardless of size, were eligible to use the reserve method of accounting for bad debts, which enabled them to take deductions for anticipated bad debt losses for California tax purposes before the losses were recognized as charge-offs. As a result of the change, large banks now deduct only actual charge-offs, net of recoveries, in determining their California taxable income, and were required to include in 2002 taxable income 50 percent of the bad debt reserves existing as of the end of the prior tax year. As a concession to the banks that were subject to the new law, the State of California waived recapture of the remaining 50 percent of the reserves. The effect of this concession was to create a permanent tax benefit for us in the amount of $30.0 million, which was reflected in our income tax expense for the year ended December 31, 2002.

Securitizations of Loans Receivable

              Overview.    A securitization is a financing transaction that provides liquidity and capital through the transfer of financial assets. Our securitizations involve the transfer of a pool of loans receivable to a special purpose trust that meets the requirements for non-consolidation. Our transactions qualify for sale treatment under GAAP and the loans receivable are removed from our balance sheet.

              From time to time, we execute securitization transactions by authorizing the trust to issue securities, called certificateholders' interests, backed by the loans receivable transferred to the trust. These securities represent undivided interests in the pool of loans receivable and the right to receive future collections of principal, interest, and fees on the receivables. We sell the senior classes of these securities to third party investors, using various forms of credit enhancement so that these classes will receive credit ratings that allow them to be sold in underwritten offerings or private placements. We retain a portion of the subordinated securities and include them on our balance sheet.

              The timing of our securitizations is based upon numerous factors including liquidity needs, availability of funds, and cost effective interest rates and terms available from underwriters, placement agents, and credit enhancers. The transactions include conduit series, which typically have a revolving period of twelve months, subject to renewal or extension if certain conditions are satisfied, and term series which are issued with expected final payment dates ranging from two to five years. In addition to the certificateholders' interests, the structure of the securitization creates certain other interests that we retain in the securitized pool of loans, including a seller's interest, interest-only strips receivable, spread accounts, and an accrued interest receivable.

              Initial Sale.    When we enter into a securitization, we typically recognize a gain on sale from the transferred loans receivable, due primarily to the release of the related allowance for credit losses and recognition of an interest-only strip receivable, which is partially offset by discounts recognized in establishing the fair value of the retained subordinated interests. We record the reduction to the allowance for credit losses on our income statement within the provision for credit losses. The remaining gain or loss on the sale of the loans is reported as non-interest income—servicing and securitization.

              We retain the certificateholders' interests not sold to third party investors. The retained subordinated certificateholders' interests consist primarily of non-interest bearing beneficial interests that are repaid upon the maturity of the securitization transaction after repayment of the senior classes and are subordinated to the senior certificateholders' interests held by third parties. The retained subordinated certificateholders' interests are securities measured at fair value and are included on our balance sheet in due from securitizations. Upon origination of a securitization, we recognize these assets at their allocated carrying value. Generally, the allocated carrying value is less than the face value of the certificate, and the difference is recorded as a reduction to non-interest income—servicing and securitization. At the same time, we recognize the fair value of these assets, which is generally greater than the allocated carrying value. Our existing retained certificateholders' interests have been classified as held for trading, and the difference between their allocated carrying values and fair values at time of origination has been recorded in non-interest income—servicing and securitization. We measure fair value through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. We obtain available market rates for comparable asset-backed securities and derive discount rates appropriate for the specific retained subordinated certificateholders' interest.

              The seller's interest is composed of senior and subordinated components. The senior seller's interest in our securitizations represents an undivided interest in the trust loans receivable not allocated to the certificateholders' interests. We retain the senior seller's interest, which includes principal, interest and fees receivable. These assets are recognized at their allocated carrying value and are classified as loans receivable with an allowance for credit losses on our balance sheet. As the amount of the securitized loans receivable fluctuates due to customer payments, purchases, cash advances, billed interest and fees, and credit losses, the amount of the senior seller's interest will vary. Periodically, we transfer new loans into the securitized pool in order to maintain the seller's interest above the minimum required by the securitization documents or in anticipation of issuing new certificateholders' interests.

              The seller's interest subordinated component is the accrued interest receivable asset ("AIR"), which represents our retained subordinated interest in outstanding accrued interest and fees that are initially allocated to the certificateholders' interests. Prior to the fourth quarter of 2002, we treated receivables removed from our balance sheet in a securitization as consisting of both principal and accrued interest and fees. In December 2002, the federal banking agencies issued a general accounting advisory, "Accounting for the Accrued Interest Receivable Asset," which clarified that the receivables removed from the balance sheet consist only of principal. As a result of this change, we increased the principal amount of loans securitized and removed from our balance sheet, and we reduced our allowance for credit losses by $97.1 million, in the fourth quarter of 2002. At the same time, we returned to our balance sheet accrued interest and fees in an amount equal to the increase in the principal amount of loans removed from our balance sheet. Beginning in the fourth quarter of 2002, we included the AIR as one of the retained financial components of the securitization in the initial accounting for the sale of the loans receivable and in computing the gain on sale. The carrying amount of the AIR asset is allocated between the assets sold and the retained interests in proportion to their fair values at the time of securitization to determine the allocated carrying amount. The AIR is reported in due from securitizations on our balance sheet.

              The interest-only strip receivable is a retained subordinated interest in the securitized loans receivable and represents our right to receive excess interest and fee cash flows allocated to the certificateholders' interests during the term of the securitization. This asset represents the present value of the estimated future excess servicing expected to be generated by the current loans within the trust over the period the loans are projected to be outstanding. Excess servicing represents the net positive cash flow from interest and fee collections allocated to certificateholders' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses. The interest-only strip receivable represents recognition of this future net cash inflow and is a component of the overall initial gain on sale recognized for a securitization, which is included in non-interest income—servicing and securitization. We record the interest-only strip receivable at estimated fair value and include it in due from securitizations on our balance sheet.

              Spread accounts are retained subordinated interests used to enhance the credit quality of certificateholders' interests or reduce the risks to third parties that provide credit enhancement. Spread accounts are cash reserves that can be called upon to fund payments to securitization investors or reimburse credit enhancers in the event their share of cash flows is insufficient. Spread accounts may be funded from the initial proceeds of the securitization transaction or through interest and fee collection cash flows if excess servicing falls below specified levels or other trigger events occur during the term of the securitization. Spread account balances are released to us if certain conditions are met or the securitization terminates with amounts remaining in the spread account. We record spread accounts at estimated fair value, and include them in due from securitizations on our balance sheet. For spread accounts, we estimate their fair value through a discounted cash flow analysis based on projected repayments from the spread account balances to us, typically based on the expected final repayment to the securitization investors. The initial discounts recognized in the fair value of our spread accounts are included in earnings in non-interest income—servicing and securitizations.

              Our valuations of the various retained subordinated interests require us to use our judgment in selecting discount rates, estimating future cash flows, assessing current economic conditions, and assuming the outcomes of future events. Retained subordinated interests are discounted at rates derived through available market rates for comparably rated securities. These discount rates are influenced by factors that cannot be anticipated and are beyond our control. In addition, the value of our interest-only strips receivable can fluctuate significantly from changes in our estimate of interest and fees that will be collected on the securitized loans, credit losses, contractual servicing fees, and repayment trends of the securitized loans used to project the amount of excess servicing to be collected over the period the securitized loans will be outstanding. We recognized a loss of $73.5 million and $130.5 million in 2003 and 2002, and a gain of $55.5 million in 2001, from the initial sale to third party investors and the recognition of a gain from the interest-only strip receivable and a loss from the discounts recognized on other retained interests.

              At least quarterly, we adjust the valuations of our retained interests to reflect changes in the amount of the securitized loans outstanding and any changes to our assumptions, estimates and discount rates. We also continue to refine the financial models we use to obtain more accurate measures of the timing and amount of cash flows. These valuations can, and will, vary as a result of changes in the level and timing of the cash flows and the underlying economic assumptions. Changes in the estimated fair value of the retained interests are reported as a component of non-interest income—servicing and securitization in our income statement.

              Revolving Period.    During the revolving period of a securitization, no principal payments are made to the investors. Instead, monthly collections of principal allocated to investors, and other amounts treated as principal collections, are used to fund the purchase of replacement loans receivable to maintain the investors' interest in the securitized loans. We recognize additional interest-only strips receivable when this occurs. In addition, to the extent the amount of the excess servicing cash inflows received in a period differs from the amount estimated in establishing the related interest-only strip receivable, we recognize servicing and securitization income or loss.

              We continue to service the accounts included in the pool of securitized loans and earn a monthly servicing fee, which is generally offset by the servicing costs we incur. The contractual servicing fee is representative of a market rate and, therefore, we do not recognize a servicing asset or liability in connection with our securitizations.

              Each month, as the servicer, we collect the investors' share of interest and fees received from the securitized loans. From these funds we pay interest on the investor securities, cover credit losses, pay for servicing fees, and pay third parties for credit enhancement and other expenses. Any interest and fee cash flow remaining after such payments is generally retained by or remitted to us as excess servicing. In some cases, our right to receive excess interest and fees and principal collections allocated to a series of investor securities is subject to the prior right of investors in other series of the trust to use such collections to cover shortfalls.

              Certain negative events, such as deterioration of excess servicing below specified levels, result in the excess cash flow being retained in the securitization through the funding of spread accounts. As a consequence of our credit rating downgrades in late 2001, spread account funding requirements have increased. Approximately $149.0 million and $635.0 million of interest and fee collections from receivables in our Providian Gateway Master Trust were used to fund spread accounts during 2003 and 2002. In addition, $60 million was deposited into a Series 2002-A spread account in the fourth quarter of 2002 from the sale proceeds received from the third party investors when we entered into the securitization. The amount funded in the spread accounts will change from time to time, depending on securitization amounts and repayments and the performance of the securitized loans.

              Amortization and Accumulation Periods.    After the revolving period, investors are repaid principal. This phase of a securitization is typically referred to as the amortization or accumulation period. During this period, principal collections from the underlying loans receivable balances are either used to repay investor principal or are held in an account for accumulation and later distribution to investors. During an amortization or an accumulation period, loans receivable recognized through the senior seller's interest will increase on our balance sheet as the certificateholders' interests in the securitized loan balances decrease. We record an allowance for credit losses related to such increases in loans receivable.

              If certain early amortization events specified in the securitization documents were to occur, principal collections from the securitized receivables would be applied to repay investors earlier than would be the case if the scheduled amortization or accumulation period were to commence. Early amortization of a securitization transaction would cause the loans receivable in the senior seller's interest to increase and could thereby require us to maintain additional regulatory capital and increase the allowance for credit losses, which could negatively impact our financial results and liquidity.

              Early amortization events include excess spread triggers (based on a formula that takes into account interest and fee yield, interest, servicing, credit losses, and other administrative costs allocated to a particular series of asset-backed securities), certain breaches of representations, warranties or covenants, insolvency or receivership, and servicer defaults, and, for some series, may include the occurrence of an early amortization with respect issued to our other securitization transactions. In addition, under certain securitizations issued in 2003 and 2002, early amortization can be triggered based on a minimum shareholders' equity test, termination of a back-up servicing agreement, or the failure of an interest rate cap provider to make required payments.

              As of the date of this report, none of the trigger events that would lead to early amortization has occurred. The excess spread triggers referred to above that could cause an early amortization are based on each individual series' three-month average excess spread falling below zero. As of December 31, 2003, our series' three-month excess spreads ranged from 5.56% to 5.94%. In recent years, we made changes in account terms that resulted in the conversion of a substantial portion of our managed receivables from fixed to variable rates of interest. At December 31, 2003, 67% of our trust balances bear interest at variable rates. Since all of the outstanding senior certificates in the Providian Gateway Master Trust bear interest at floating rates of interest, this change reduces (but does not eliminate) the risk that excess servicing could be adversely affected should interest rates rise.

              Financial Summary of Securitizations.    During 2003, 2002, and 2001, we securitized $4.92 billion, $3.24 billion, and $8.47 billion of loans receivable. The total amount of securitized loans as of December 31, 2003 and 2002 was $10.33 billion and $12.33 billion. The following table presents the fair value (carrying value, net of any discounts) of our retained interests in the loans receivable transferred to the trust and reported in due from securitizations at December 31, 2003 and 2002.

Due from Securitizations

	December 31,
(dollars in thousands)	2003	2002

Retained subordinated certificateholders' interests	$1,176,316	$2,057,243
Interest-only strips receivable	228,856	257,429
Spread accounts	403,802	466,987
Accrued interest receivable	397,951	488,105
Other(1)	171,038	453,618
Total due from securitizations	$2,377,963	$3,723,382
(1)
Amount consists primarily of funds deposited to the trust collection account and not yet distributed.

Non-GAAP Managed Financial Information

              Loans that have been securitized and sold to third party investors are not considered to be our assets under GAAP and therefore are not shown on our balance sheet. However, the interests we retain in the securitized loan pools create financial exposure to the current and expected cash flows of the securitized loans (see "—Securitizations of Loans Receivable"). The performance of these loans can affect the recorded values of our retained interests included in due from securitizations and servicing and securitization income. We also continue to service these loans.

              Because of this continued exposure and involvement, we use managed financial information to evaluate our historical performance, assess our current condition, and plan our future operations. We believe that managed financial information supplements our GAAP information and is helpful to the reader's understanding of our consolidated financial condition and results of operations. "Reported" financial information refers to GAAP financial information. "Managed" financial information is derived by adjusting the reported financial information to add back securitized loan balances and the related interest and fee income, credit losses, and net interest costs.

              When making disclosures regarding our expected future performance, including those contained in this report, we disclose certain projected financial measures relating to expected performance on a managed basis. We develop such projections on a managed basis using managed financial information and do not in the normal course derive comparable GAAP projections. Developing such comparable GAAP projections would be unreasonably burdensome and in the opinion of management such comparable GAAP projections would not provide to the users of the financial information a significant benefit in understanding our expected future performance.

Reconciliation of Selected Reported Earnings
to Selected Managed Earnings

	Year ended December 31,
(dollars in thousands)
	2003	2002	2001	2000	1999
Adjusted Margin:
Reported
Interest income from loans	$950,758	$1,490,258	$2,393,389	$2,455,695	$1,558,945
Allocated interest expense	313,093	453,008	732,590	687,314	392,279
Credit product fee income	759,642	1,152,041	1,892,137	2,187,752	1,753,713
Net credit losses	837,312	1,226,168	1,517,513	1,070,974	536,302

Adjusted margin	559,995	963,123	2,035,423	2,885,159	2,384,077
Securitization Adjustments
Interest income from loans	$2,272,901	$2,662,794	$2,873,943	$1,820,912	$1,385,261
Allocated interest expense	273,642	354,342	720,901	681,149	447,076
Credit product fee income	519,675	667,653	686,561	373,946	280,920
Net credit losses	1,961,130	2,298,993	1,699,310	710,511	607,547

Managed
Interest income from loans	$3,223,659	$4,153,052	$5,267,332	$4,276,607	$2,944,206
Allocated interest expense	586,735	807,350	1,453,491	1,368,463	839,355
Credit product fee income	1,279,317	1,819,694	2,578,698	2,561,698	2,034,633
Net credit losses	2,798,442	3,525,161	3,216,823	1,781,485	1,143,849

Adjusted Margin	1,117,799	1,640,235	3,175,716	3,688,357	2,995,635
Net Interest Income:
Reported
Interest income from loans	$950,758	$1,490,258	$2,393,389	$2,455,695	$1,558,945
Interest income from investments	155,713	201,025	194,326	230,510	64,660
Interest expense	633,790	771,994	934,309	874,779	448,370

Net interest income	472,681	919,289	1,653,406	1,811,426	1,175,235
Securitization Adjustments
Interest income from loans	$2,272,901	$2,662,794	$2,873,943	$1,820,912	$1,385,261
Interest income from investments(1)	(50,278)	(49,967)	(17,935)	—	—
Interest expense	175,389	272,173	709,539	701,249	452,129

Managed
Interest income from loans	$3,223,659	$4,153,052	$5,267,332	$4,276,607	$2,944,206
Interest income from investments	105,435	151,058	176,391	230,510	64,660
Interest expense	809,179	1,044,167	1,643,848	1,576,028	900,499

Net Interest Income	2,519,915	3,259,943	3,799,875	2,931,089	2,108,367
(1)
Beginning in September 2001, on a reported basis, the Company began recognizing interest income attributable to its interest-only strips receivable. On a managed basis, this interest income is included in non-interest income—servicing and securitization.

Reconciliation of Selected Reported Financial Data
to Selected Managed Financial Data

	Year ended December 31,
(dollars in thousands)
	2003	2002	2001	2000	1999
Selected Financial Data:
Reported
Year End:
Delinquent loans	$417,131	$689,641	$980,261	$1,222,612	$792,319
Loans receivable(1)(2)	6,281,403	6,899,849	12,939,877	13,560,724	11,596,209
Total assets	14,275,347	16,650,930	19,857,350	18,013,918	14,315,704
Average:
Loans receivable(1)	$6,546,748	$9,011,891	$14,188,546	$12,828,454	$8,398,371
Earning assets	13,253,645	15,358,462	18,096,073	16,328,419	9,599,098
Total assets	15,769,889	17,795,624	20,447,983	17,407,072	10,244,272
Securitization Adjustments
Year End:
Delinquent loans	$1,156,096	$1,490,124	$1,892,603	$806,003	$397,516
Loans receivable	10,653,351	12,719,752	19,683,674	13,352,658	9,416,499
Total assets	8,923,017	9,832,790	17,720,701	12,807,555	9,348,604
Average:
Loans receivable	$11,140,680	$12,626,985	$15,646,247	$10,250,116	$8,082,412
Earning assets	11,140,680	12,626,985	15,646,247	10,250,116	8,082,412
Total assets	8,786,752	10,727,504	14,813,749	10,182,455	7,953,404
Managed
Year End:
Delinquent loans	$1,573,227	$2,179,765	$2,872,864	$2,028,615	$1,189,835
Loans receivable(1)(2)	16,934,754	19,619,601	32,623,551	26,913,382	21,012,708
Total assets	23,198,364	26,483,720	37,578,051	30,821,473	23,664,308
Average:
Loans receivable(1)	$17,687,428	$21,638,876	$29,834,793	$23,078,570	$16,480,783
Earning assets	24,394,325	27,985,447	33,742,320	26,578,535	17,681,510
Total assets	24,556,641	28,523,128	35,261,732	27,589,527	18,197,676
(1)
The 2003, 2002 and 2001 amounts exclude SFAS No. 133 market value adjustments.

(2)
The 2001 loans receivable includes loans held for securitization or sale of $1.41 billion.

              Loan Performance Measures.    We present key loan performance measures on a reported and a managed basis. Reported loans do not necessarily have the same income or credit characteristics as securitized loans and can perform differently over time. Although managed loan performance measures include both reported and securitized loans, the securitized loans will have a more significant impact on the managed loan performance numbers because our securitized receivables balance is substantially larger than the reported receivables balance. In addition, when loans are securitized, there is a potentially significant impact on reported loan performance as loans are removed from loans receivable or reclassified to loans held for securitization or sale on our balance sheet, while there is generally no significant impact on managed loan performance.

Loan Performance Statistics

	Year ended December 31,
	2003	2002	2001
Reported
Net interest margin on average loans(1)	9.74%	11.51%	11.71%
Net interest margin on average earning assets	3.57%	5.99%	9.14%
Adjusted margin on average loans(2)	8.55%	10.69%	14.35%
Return on average assets	1.24%	1.23%	0.19%
Managed
Net interest margin on average loans(3)	14.91%	15.46%	12.78%
Net interest margin on average earning assets	10.33%	11.65%	11.26%
Adjusted margin on average loans(4)	6.32%	7.58%	10.64%
Return on average assets	0.80%	0.76%	0.11%
(1)
Represents interest income, less interest expense, expressed as a percentage of reported average loans receivable. Interest expense is allocated to reported average loans receivable based on the ratio of reported average loans receivable to reported average earning assets.

(2)
Represents interest income, less interest expense and net credit losses, plus credit product fee income on reported average loans receivable, expressed as a percentage of reported average loans receivable. Interest expense is allocated to reported average loans receivable based on the ratio of reported average loans receivable to reported average earning assets.

(3)
Represents interest income, less interest expense, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.

(4)
Represents interest income, less interest expense and net credit losses, plus credit product fee income on managed average loans receivable, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.

              Net Interest Margin.    Our reported net interest margin on average loans decreased to 9.74% for 2003, from 11.51% for 2002. Managed net interest margin on average loans decreased to 14.91% for 2003, from 15.46% for 2002. The yield on our reported loans receivable decreased to 14.52% for 2003, from 16.54% for 2002. The yield on managed loans receivable decreased to 18.23% for 2003, from 19.19% for the same period in 2002. The lower yields in 2003 are primarily a result of our strategy to generate a higher quality loan portfolio by increasing the percentage of higher credit quality accounts, which generally have lower interest rates. The decline in the managed yield in 2003 was partially offset by the impact from the sale, in February 2002, of our interests in the lower yield accounts included in the Providian Master Trust.

              Reported earning assets include consumer loans, interest-earning cash, federal funds sold and securities purchased under resale agreements, investment securities, spread accounts, and interest-only strips receivable. Managed earning assets include reported earning assets plus the loans receivable removed or reclassified from loans receivable on our balance sheet through our securitizations, less the retained interests from securitizations reported on our balance sheet. Net interest income expressed as a percentage of average earning assets is referred to as net interest margin on average earning assets. The reported net interest margin on average earning assets declined from 5.99% for 2002 to 3.57% for 2003. The managed net interest margin on average earning assets declined from 11.65% for 2002 to 10.33% for 2003. In addition to the impact from the lower yield on loans receivable, these decreases also reflect our efforts to strengthen our liquidity during 2002 by selling certain loans receivable and other assets and maintaining large positions in cash and other liquid investments with lower yields during the first half of 2003. We began reducing the size of our liquidity position during the second half of 2003 and we plan further reductions in 2004.

              Adjusted Margin.    One of the ways we measure loan portfolio profitability is by comparing the revenue generated by customer accounts with the related funding costs and risk of loss. In prior periods we reported on "risk adjusted margin," which consisted of interest income plus non-interest income, less interest expense allocated to loans and net credit losses. We modified this measure in our report on Form 10-Q for the third quarter of 2003, and now it is reported as adjusted margin. This revised measure consists of interest income plus non-interest income—credit product fee income less interest expense allocated to loans and net credit losses. This change excludes from the measure non-interest income—servicing and securitization and non-interest income—other. Adjusted margin provides a better ongoing measure of loan portfolio profitability by excluding fluctuations from changing retained interest fair values and non-recurring gains or losses included in non-interest income—other. Adjusted margin is expressed in dollars or as a percentage of average loans receivable.

              Reported adjusted margins for 2003 were $560.0 million and 8.55%, compared to $963.1 million and 10.69% for 2002. The reported adjusted margin decreased due primarily to a lower yield and reduced fee income on reported loans outstanding, partially offset by lower net credit losses.

              Managed adjusted margins for 2003 were $1.12 billion and 6.32%, compared to $1.64 billion and 7.58% for 2002. The decrease in managed adjusted margins is primarily the result of lower interest income and fee income primarily due to lower managed average loans receivable resulting from the sales of our interests in the Providian Master Trust and a portfolio of higher risk loans. Average loans receivable in 2003 also reflect an increasing proportion of higher credit quality accounts, which generally yield lower levels of interest income. The decrease in interest and fee income in 2003 was partially offset by lower net credit losses.

Asset Quality

              Our delinquencies and net credit losses reflect, among other factors, the credit quality of our loans receivable, the average age of our loans receivable (generally referred to as "seasoning"), the success of our collection and recovery efforts, including sales of charged-off assets, and general economic conditions. Initially, credit quality is primarily determined by the characteristics of the targeted market segment and the underwriting criteria utilized in the credit approval process. After an account is opened, account management efforts, seasoning, and demographic and economic conditions will affect overall credit quality.

              We measure the credit performance of our portfolio of loans receivable through two key rates, the 30+ day delinquency rate and the net credit loss rate. The 30+ day delinquency rate on reported loans was 6.64% as of December 31, 2003, compared to 10.00% as of December 31, 2002. The 30+ day delinquency rate on managed loans was 9.29% as of December 31, 2003, compared to 11.11% as of

December 31, 2002. The reported net credit loss rate was 12.79% for 2003, compared to 13.61% for 2002. The managed net credit loss rate was 15.82% for 2003, compared to 16.29% for 2002.

              The improved performance during 2003 in both our reported and managed 30+ day delinquency rates and our reported and managed net credit loss rates reflect the impact of higher quality credit card account originations, revised credit line and pricing strategies for existing customers, new collections and credit policies and practices implemented in the latter part of 2002 and during 2003, and improving conditions in the U.S. economy.

              Improving the quality of our loan portfolio.    Until the fourth quarter of 2001, we focused on three market segments: the standard market segment (higher risk and generally underserved customers who might not ordinarily qualify for credit cards, including customers with past credit problems or limited credit history); the middle market segment (customers whose credit is typically superior to the standard market segment but inferior to platinum and prime market segment customers); and the platinum market segment (customers with generally good credit history).

              Subsequently, we changed our marketing strategies within both the new account acquisition and portfolio management functions with the goal of generating a higher quality loan portfolio with more stable earnings and lower, less volatile credit loss rates. As part of this shift in our strategy, we discontinued all new account marketing to the standard segment. In mid-2002, we introduced a balanced strategy of originating new loans across the broad middle to prime market segments and, more recently, refined our strategy to focus on the parts of the middle and prime segments that we expect to be most profitable. Under our new marketing programs, we target higher credit quality prospects from these more attractive segments of the market. We expect to generate higher credit quality loans through our proprietary marketing program, which emphasizes the portion of the market we refer to as mainstream America, and through our new partnership marketing program, which uses highly targeted marketing criteria to market our credit card products to creditworthy individuals associated with various groups.

              Consistent with the changes in our strategy for new account acquisitions, we altered our marketing approaches for existing customers. We selectively repriced loans and reduced credit lines for accounts that exhibited increased risk levels. To strengthen and extend our relationships with our best customers, we improved our process to selectively provide product upgrades, improve pricing, and increase credit lines when appropriate. In addition, on August 1, 2003 we sold $859.6 million in credit card balances owned by PB. Since the majority of PB's loan portfolio consisted of higher risk accounts, this transaction had the effect of improving the credit quality mix of the assets remaining.

              Revised credit and collections strategies and policies.    During the third quarter of 2002, we undertook a strategic review of our risk management and collections operations. As a result, we initiated a series of changes to our operating strategies and policies. The most significant outcome of our review was the adoption of a delinquency lifecycle strategy for the management of delinquent accounts. In the fourth quarter of 2002, we began to implement this strategy in combination with event-driven approaches, consumer counseling, and consumer debt management education. Under the delinquency lifecycle approach, we prioritize collections to focus on delinquency status, with attention to customer events within each stage of delinquency. We believe that this facilitates management and collector accountability for, and ownership of, collection results.

              In 2002, we also initiated a review of our credit and collections policies and practices in light of regulatory guidance and industry practice, and made changes within those parameters where necessary or appropriate. As a result of the review, we implemented certain changes in 2002 and 2003 that had an impact on the age classification of delinquent account balances, the timing of principal charge-offs, and our procedures for investigating fraud losses. We made the following changes in 2002:

  •
  In October 2002, we began recognizing principal charge-offs no later than the last day of the calendar month in which the related account becomes 180 days contractually past due, instead of on the day the account becomes 180 days past due.

  •
  In November 2002, we increased the investigation period for fraud losses from a maximum of 60 days to a maximum of 90 days, which permits a more thorough investigation before a loan is recorded as a fraud loss.

  •
  In November 2002, we began recognizing charge-offs for deceased customers within 60 days after verification of death. Prior to that time, accounts of deceased customers were charged off no later than the date on which they became 180 days contractually past due. Where verification of death had been received before November 2002, the account, if not previously charged off, was charged off in the fourth quarter of 2002. We recognized $16.0 million in charge-offs during the fourth quarter of 2002 for this transition to the new policy.

              In February 2003, we modified our loan re-aging practices. If a customer makes a partial payment that qualifies under our standards and applicable regulatory requirements, we re-age the related account from delinquency status to current status. We re-age qualifying accounts not more than once in any 12-month period, and not more than twice within any 60-month period, in accordance with guidance provided by the FFIEC. Previously, our practice was to re-age qualifying accounts no more than once in any 30-month period and not more than twice within 60 months. The impact of implementing this change was a decrease in the February 2003 reported 30+ day delinquency rate of 14 basis points.

              In the third quarter of 2003, in order to create additional process efficiencies in conjunction with our migration to a new servicing platform with increased functionality, and as part of our efforts to ensure compliance with the FFIEC Account Management Guidance issued in 2003 (see Regulatory Matters—Other Matters), we made the following operational changes to our credit and collections practices, consistent with FFIEC guidance:

  •
  In August 2003, we began recognizing charge-offs for bankrupt customers on a daily basis, generally 30 days after notification of the bankruptcy. Previously, we batch processed bankruptcy accounts and charged off the related amounts once a month. The impact of implementing this change was a decrease in the September 2003 reported monthly net credit loss rate of approximately 96 basis points.

  •
  In August 2003, we began recognizing charge-offs for deceased customers on a daily basis, generally 60 days after verification of death. Previously, we recognized charge-offs for deceased customers on two separate days each month, generally within a range of about 35 to no more than 60 days after verification of death. We estimate implementing this change had the effect of reducing the October 2003 reported net credit loss rate by 20 basis points.

  •
  In August 2003, we modified the partial payment amount required to be paid by a customer in order to keep the customer's account from aging. Previously, we required a payment of no less than $5 below the minimum amount due. With the change, in order to avoid aging the account we now require a payment of 90% or more of the minimum amount due. We estimate implementing this change had no significant impact to the September 2003 reported monthly net credit loss rate or the 30+ day delinquency rate.

  •
  In August 2003, we modified the criteria used to determine whether a customer's account has been restructured under a consumer debt management program and is therefore subject to charge-off no later than 120 days after it becomes contractually past due. Previously, we considered an account to be in our consumer debt management program when a customer made three payments on the restructured account. With the change, we now consider an account to be in our consumer debt management program when the customer makes one payment on the restructured account. We estimate implementing this change had no significant impact to the September 2003 reported monthly net credit loss rate or the 30+ day delinquency rate.

  •
  In September 2003, we further modified our loan re-aging practices. Previously, an account could qualify for re-aging if the customer paid the minimum amount due in each of three consecutive monthly payment cycles. With the change, an account may also qualify for re-aging when the customer pays the cumulative equivalent amount within a three payment cycle period. The impact of implementing this change was a decrease in the September 2003 reported 30+ day delinquency rate of approximately 18 basis points.

              In the fourth quarter of 2003, we made the following additional operational changes in connection with the ongoing review of our credit and collections policies and practices, consistent with FFIEC guidance:

  •
  In November 2003, we began processing account re-ages during the month in which a qualifying payment is made instead of in the following month, and we made an adjustment to the delinquency status of certain past due customers enrolled in debt management arrangements in order to ensure that their delinquency status was aligned with their adherence to the terms of their arrangements. We estimate that implementing these changes had the effect of reducing the November 2003 30+ day reported delinquency rate by approximately 21 basis points.

  •
  In December 2003, we accelerated the recognition of charge-offs for certain loans that are subject to payment plans under a consumer debt management program. Previously, only consumer debt management program accounts that were current when they were accepted into the program or were subsequently re-aged to a current status after being accepted into the program were charged off no later than 120 days after they became contractually past due. All other consumer debt management program accounts were charged off no later than 180 days after they became contractually past due. The 120 days past due charge-off recognition practice was extended to other consumer debt management program accounts that subsequently default under certain criteria we establish. We estimate that implementing this change had the effect of increasing the December 2003 reported net credit loss rate by approximately 19 basis points.

              Our continued review of risk management and credit and collections operations could lead to further modifications in the future.

              Delinquencies.    An account is contractually delinquent if the minimum payment is not received by the next due date. Accountholders may cure account delinquencies by making a partial payment that qualifies under our re-aging practices and applicable regulatory requirements. The delinquency rate is derived by dividing loans receivable that are 30 days or more past due at period end by loans receivable at period end.

              Reported 30+ day delinquency rates are influenced by fluctuations in the composition of receivables transferred to our Providian Gateway Master Trust and by the amount of the senior seller's interest in the trust from time to time. These amounts may increase or decrease as a result of account additions, increases or decreases in the trust loans receivable balances, and increases or decreases in the level of certificateholders' interests due to new issuances and amortization or accumulation of outstanding series. (See "—Securitizations of Loans Receivable"). For example, during a month in which we transfer additional accounts to the trust or reduce the amount of an outstanding series of certificateholders' interests, the amount of our senior seller's interest will increase. This increase, which may continue for several months, will generally also increase our reported 30+ day delinquency rate because we will have a larger undivided interest in trust loans receivable than before the increase and because the trust loans receivable have higher delinquency rates than our reported assets. As a result, short-term fluctuations in the reported 30+ day delinquency rate are not necessarily a reliable indicator of trends in asset quality.

Delinquent Loans

	December 31,

	2003		2002

(dollars in thousands)	Loans	% of Total Loans	Loans	% of Total Loans

Reported
Loans outstanding(1)(2)	$6,281,403	100.00%	$6,899,849	100.00%
Loans delinquent
30 - 59 days	$128,467	2.05%	$205,605	2.98%
60 - 89 days	94,916	1.51%	147,057	2.13%
90 or more days	193,748	3.08%	336,979	4.89%
Total loans delinquent	$417,131	6.64%	$689,641	10.00%
Securitized
Loans outstanding(3)	$10,653,351		$12,719,752
Loans delinquent
30 - 59 days	$346,630		$460,295
60 - 89 days	269,107		335,700
90 or more days	540,359		694,129
Total loans delinquent	$1,156,096		$1,490,124
Managed
Loans outstanding(1)	$16,934,754	100.00%	$19,619,601	100.00%
Loans delinquent
30 - 59 days	$475,097	2.81%	$665,900	3.39%
60 - 89 days	364,023	2.15%	482,757	2.46%
90 or more days	734,107	4.33%	1,031,108	5.26%
Total loans delinquent	$1,573,227	9.29%	$2,179,765	11.11%
(1)
The December 31, 2003 and December 31, 2002 balances exclude market value adjustments related to the fair value of designated financial instruments of $(0.4) million and $7.9 million.

(2)
The Company adopted the federal banking agencies' accrued interest receivable, or AIR, guidance in the fourth quarter of 2002, resulting in a reclassification of a portion of the accrued interest receivable from reported loans receivable to due from securitizations during 2003 and the fourth quarter of 2002.
(3)
Excludes the senior seller's interest in the loans receivable transferred in securitizations, which is included in reported loans receivable.

              Net Credit Losses.    We recognize credit losses on accounts determined to be uncollectible by charging off the outstanding principal balances, as described in "—Overview of Critical Accounting Policies." After a loan is charged off, we continue collection activity to the extent legally permissible. Net credit losses for consumer loans represent the principal amount of charged-off loan balances (including charged-off bankrupt and deceased customer accounts) less current period principal recoveries. Net credit losses include purchases, including certain financed cardholder service product sales and cash advances, and exclude accrued interest and fees and fraud losses. Recoveries include collections on the principal portion of previously charged-off accounts and the proceeds from the sale of charged-off receivables. The amount of charged-off receivables sold will vary from period to period and is influenced by charge-off trends, market conditions, and credit loss performance targets for the period. The proceeds recognized from these sales of charged-off receivables increased in 2003 as a result of the substantial inventory of charged-off loans and favorable market conditions. On a reported basis these proceeds were $93.9 million for 2003, as compared to $49.6 million for 2002. The proceeds recognized from sales on a managed basis were $272.4 million for 2003, as compared to $131.7 million for 2002. Fraud losses (losses due to the unauthorized use of credit cards, including credit cards obtained through fraudulent applications) are not included in credit losses and are charged to non-interest expense after an investigation period of up to 90 days.

              Credit loss rates are derived by dividing net credit losses by average loans receivable balances for a specified period. While net credit losses exclude all accrued interest and fees associated with charged-off loans, loans receivable balances include accrued interest and fee balances estimated to be collectible. Managed net credit losses include reported net credit losses plus charged-off amounts less recoveries (including proceeds from the sale of charged-off receivables) related to securitized loans.

              Reported net credit loss rates are influenced by fluctuations in the composition of receivables transferred to our Providian Gateway Master Trust and by the amount of the senior seller's interest in the trust from time to time. These amounts may increase or decrease as a result of account additions, increases or decreases in the trust loans receivable balances, and increases or decreases in the level of certificateholders' interests due to new issuances and amortization or accumulation of outstanding series. (See "—Securitizations of Loans Receivable"). For example, during a month in which we transfer additional accounts to the trust or reduce the amount of an outstanding series of certificateholders' interests, the amount of our senior seller's interest will increase. This increase, which may continue for several months, will generally also increase our reported net credit loss rate because we will have a larger undivided interest in trust loans receivable than before the increase and because the trust loans receivable have higher net credit loss rates than our reported assets. As a result, short-term fluctuations in the reported net credit loss rate are not necessarily a reliable indicator of trends in asset quality.

Net Credit Losses

	Year ended December 31,

(dollars in thousands)	2003	2002	2001

Reported
Average loans outstanding(1)(2)(3)	$6,546,748	$9,011,891	$14,188,546
Net credit losses(4)	$837,312	$1,226,168	$1,517,513
Net credit losses as a percentage of average loans outstanding	12.79%	13.61%	10.70%
Securitized
Average loans outstanding(5)	$11,140,680	$12,626,985	$15,646,247
Net credit losses	$1,961,130	$2,298,993	$1,699,310
Managed
Average loans outstanding(1)(2)	$17,687,428	$21,638,876	$29,834,793
Net credit losses(4)	$2,798,442	$3,525,161	$3,216,823
Net credit losses as a percentage of average loans outstanding	15.82%	16.29%	10.78%
(1)
The 2003 average loans outstanding include loans held for securitization or sale at par. The 2003, 2002, and 2001 balances exclude SFAS No. 133 market value adjustments of $0.8 million, $18.5 million, and $16.0 million.
(2)
The average loans outstanding and net credit losses for the year ended December 31, 2002 included the higher risk loans receivable at par and related net credit losses prior to the transfer to loans held for securitization or sale on March 31, 2002. Subsequently, these loans receivable and related net credit losses were excluded from the calculation of net credit losses for the year ended December 31, 2002.
(3)
The Company adopted the federal banking agencies' accrued interest receivable, or AIR, guidance in the fourth quarter of 2002, resulting in a reclassification of a portion of the accrued interest receivable from reported loans receivable to due from securitizations during 2003 and the fourth quarter of 2002.
(4)
The 2003 and 2002 net credit losses exclude estimated net credit losses on loans held for securitization or sale of $171.6 million and $985.9 million.
(5)
Excludes the senior seller's interest in the loans receivable transferred in securitizations, which is included in reported loans receivable.

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

              Our assets and liabilities consist primarily of investments in interest-earning assets (loans receivable and investment securities), which are primarily funded by interest-bearing liabilities (deposits and borrowings). Our receivables accrue interest at rates that are either fixed or float at a spread above the prime rate. At December 31, 2003, 65% of our reported loans receivable and 66% of our managed loans receivable bear interest at rates that float. While our fixed rate credit card receivables have no stated maturity or repricing period, we generally have the right to adjust the rate charged after providing notice to the customer. Interest rates on our liabilities are generally indexed to LIBOR or bear a fixed rate. This asset/liability structure exposes us to two types of interest rate risk: (a) repricing risk, which results from a mismatch between assets and liabilities that mature or reprice in specific periods; and (b) basis risk, which arises from changing spread relationships between indexes such as the prime rate and LIBOR.

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

              The following table illustrates the estimated effects on managed net interest income of positive and negative parallel shifts in interest rates as calculated at December 31, 2003, using our interest rate risk model and taking into consideration our current hedging activity as of December 31, 2003.

Estimated Effects of Interest Rate Changes

Change in Interest Rates [increase (decrease)]		Percentage Change in Managed Net Interest Income(1)

+	200 basis points	4.0%
-	200 basis points	(0.9)%
    (1)
    The information shown is presented on a consolidated managed asset/liability basis, giving effect to derivatives, securitizations and related funding. It compares managed net interest income over twelve months in a stable interest rate environment to scenarios in which interest rates rise and fall by 200 basis points. We do not in the normal course of business derive comparable interest rate sensitivity of net interest income on a reported basis. In the opinion of management, such comparable projections on a reported basis would not provide a significant benefit in understanding our expected future performance.

              Our interest rate risk model incorporates certain assumptions regarding our ability to reprice our fixed rate credit card loans without otherwise impacting customer behavior. The actual repricing sensitivity of these loans depends on how our customers and competitors respond to changes in market interest rates. As of December 31, 2003, we modeled the repricing maturity of our fixed rate credit card loans based on an average maturity of 15 months. The repricing of certain other categories of assets and liabilities is subject to competitive and other pressures beyond our control. As a result, certain assets and liabilities assumed to mature or otherwise reprice within a certain period may in fact mature or reprice at different times and at different volumes. The table above should be viewed as our best estimate, subject to these uncertainties, of the general effect of the indicated interest rate movements on our managed net interest income.

              We generally seek to mitigate risks to earnings and capital arising from movements in interest rates. The main tools we use to manage our interest rate sensitivity are investment decisions, pricing decisions on our loans receivable, and when necessary derivatives, including interest rate swaps and cap agreements. We do not trade our derivative positions or use derivatives to speculate on interest rate movements, and we believe our use of such instruments is prudent and consistent with industry standards.

Notional Amounts of Interest Rate Swap and Cap Agreements

	Year ended December 31,

(dollars in thousands)	2003	2002	2001

Interest Rate Swap Agreements
Beginning balance	$918,200	$1,293,200	$1,375,476
Additions	-	-	1,915,200
Maturities	630,000	375,000	1,997,476
Ending balance	$288,200	$918,200	$1,293,200
Interest Rate Cap Agreements
Beginning balance	$3,000	$7,883	$13,625
Maturities	3,000	4,883	5,742
Ending balance	$-	$3,000	$7,883

              Notional amounts of interest rate swaps and caps outstanding on December 31, 2003 decreased from December 31, 2002, primarily as the need for hedging declined in conjunction with a decrease in our fixed rate loans. As market conditions or our asset/liability mix change, we may increase or decrease the notional amounts of interest rate swaps and caps outstanding in order to manage our interest rate risk within prudent levels. As required by SFAS No. 133, we record the fair value of an interest rate derivative as an asset or liability (as appropriate) and offset that amount with a change in the value of the item being hedged.

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

              In 2002 we completed the sale of our operations in the United Kingdom and Argentina. At December 31, 2003, our foreign currency exposure had been reduced to small cash balances in British pounds sterling.

Funding and Liquidity

              We seek to fund our assets through a diversified mix of funding products designed to appeal to a broad range of investors, with the goal of generating funding at the lowest cost available to us while maintaining liquidity at appropriate levels and managing interest rate risk. The primary goal of our liquidity management is to provide funding to support our operations in varying business environments. We employ multiple strategies, including diversification of funding sources, dispersion of maturities, and maintenance of liquid investments and cash balances.

              Our debt ratings and those of PNB were downgraded in 2001 and 2002. Accordingly, our access to funding has been and may continue to be more limited, at a higher cost and on terms less favorable than available to us prior to the downgrades. In September 2003, FitchRatings upgraded the ratings for senior unsecured debt of Providian Financial Corporation from B to B+ and for senior unsecured debt of Providian National Bank from B+ to BB-. In addition, FitchRatings revised our ratings outlook from stable to positive. However, we do not expect any material change in our access to funding or in our funding costs as a result of the FitchRatings upgrades.

Current Long-Term Senior Debt Ratings

	Standard & Poor's(1)	Moody's Investors Service(1)	FitchRatings(2)

Providian Financial Corporation	B	B2	B+
Providian National Bank	BB-	Ba3	BB-
(1)
Stable outlook.
(2)
Positive outlook.

              During 2003, our liquidity position (federal funds sold and securities purchased under resale agreements, available-for-sale investment securities, and cash and cash equivalents) decreased by approximately $136.1 million from $5.80 billion at December 31, 2002 to $5.67 billion at December 31, 2003. We expect our liquidity position to decrease during 2004 due to the funding of additional loan balances together with a modest decrease in our aggregate level of deposit balances. Our liquidity position at December 31, 2003 was approximately 40% of our reported assets, and 24% of our managed assets.

              In addition, under the capital assurances and liquidity maintenance agreement we entered into with PNB, we agreed to provide capital and liquidity support to it. Our agreement with PNB to provide capital and liquidity support exempts certain of our near-term cash obligations, including current interest obligations on our 3.25% convertible senior notes due August 15, 2005 and current payments on the 9.525% junior subordinated deferrable interest debentures due February 1, 2027. In addition, certain accrued deferred compensation, miscellaneous working capital needs not to exceed $25 million, and severance payments are generally exempt from the parent company's obligations under the agreement. See "Regulatory Matters" for a description of the capital assurances and liquidity maintenance agreement.

              Our investment in subsidiaries as a percentage of our total equity, which is referred to as our "double leverage," at December 31, 2003 was 129%. A double leverage ratio in excess of 100% indicates the degree to which an investment in subsidiaries has been funded with long-term borrowings and other liabilities of the parent company. The principal source of funds for us to make payments on our parent company debt securities and to meet our other obligations is our cash investments and dividends from our banking subsidiary. However, PNB has agreed not to pay any dividends to us during the term of its regulatory agreement without first obtaining regulatory consent. It does not currently have any plans to seek such consent. In addition, if we are required to provide additional capital and liquidity support to PNB, our ability to service our debt obligations would be further limited.

              Funding Sources and Maturities.    We seek to fund our assets by diversifying our distribution channels and offering a variety of funding products. However, our ability to fund existing and future customer loans is currently dependent on four primary sources: consumer deposits, securitizations, a portfolio of cash and liquid investment securities, and, to a lesser extent, debt.

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

              During 2004, we have funding requirements for maturing deposits of $3.49 billion, maturing securitizations of $3.30 billion and maturing debt of $108.8 million. Of the $3.30 billion of maturing securitizations, $1.83 billion represents the investor interests held by third parties of a variable funding series which is scheduled to begin amortizing in November 2004. We expect to extend the revolving period of this series for a period of approximately 12 months. If not renewed this series will begin to amortize during the fourth quarter of 2004. We anticipate that we will meet these funding requirements, along with any incremental asset growth, by extending the revolving period on our variable funding series and with securitization issuances, our liquidity position, and new deposits. However, given our credit ratings and the deterioration in our financial performance and asset quality in 2001 and 2002, our ability to attract deposits, borrow funds from other sources, and issue additional asset-backed securities has been adversely impacted. We may generate additional funding by issuing common stock, including through a dividend reinvestment and direct stock purchase plan, or by issuing new debt securities.

              Deposits.    Deposits decreased to $10.10 billion as of December 31, 2003 from $12.66 billion as of December 31, 2002. While we anticipate that deposits will continue to be a substantial source of our overall funding, we expect that the level of deposits will decrease modestly during 2004 as we manage down our liquidity position. At December 31, 2003, PNB's deposits were covered by cash, liquid investments, and a risk-adjusted portion of on-balance sheet loans as contemplated by its Capital Plan. We expect PNB to continue to maintain assets of sufficient quality on its balance sheet to fully cover its deposits. However, there can be no assurance that it will be successful in doing so.

              The following table summarizes the contractual remaining maturities of our deposits, substantially all of which are retail deposits.

Maturities of Deposits

	December 31,

	2003			2002

(dollars in thousands)	Direct Deposits	Brokered Deposits	Total Deposits	Direct Deposits	Brokered Deposits	Total Deposits

Three months or less	$453,512	$631,682	$1,085,194	$536,010	$605,389	$1,141,399
Over three months through one year(1)	1,052,329	1,350,211	2,402,540	1,290,023	1,119,965	2,409,988
Over one year through five years(2)	1,837,037	3,386,580	5,223,617	2,506,801	4,192,418	6,699,219
Over five years	322	708,152	708,474	43,623	1,383,717	1,427,340
Deposits without contractual maturity	681,232	-	681,232	984,131	-	984,131
Total deposits	$4,024,432	$6,076,625	$10,101,057	$5,360,588	$7,301,489	$12,662,077
(1)
Maturities of deposits over three months through one year by quarter are as follows: second quarter 2004: $856.8 million; third quarter 2004: $761.4 million; fourth quarter 2004: $784.4 million.
(2)
Maturities of deposits over one year through two years, $1.95 billion.

              A bank that is below the well capitalized levels as reported on its Call Reports is subject to ceilings on rates paid for deposits and restrictions on accepting brokered deposits. A bank that is adequately capitalized is restricted from accepting brokered deposits without a waiver from the FDIC and may not pay a rate on its brokered deposits that is more than 75 basis points higher than the prevailing rate in its market. As of December 31, 2003, capital ratios for PNB were above the well capitalized levels on a Call Report basis. PNB has exceeded the well-capitalized level since March 31, 2002. Accordingly, the restrictions on deposit taking activities described above do not currently apply to PNB and will not apply to it so long as it remains well capitalized on a Call Report basis.

              Securitizations.    Securitization of our loans receivable provides an important source of funding that is cost effective and beneficial in achieving the required levels of capital established by our regulators. We seek a range of maturity terms in our securitizations.

              Among our outstanding securitizations we have a variable funding series that we expect to renew annually. Securitization funding under the variable funding series represents investor interests held by third parties which totaled $1.83 billion as of December 31, 2003 and $2.81 billion as of December 31, 2002. During November 2003, we extended the revolving period of the variable funding series for a period of approximately 12 months, and thus extended the beginning of the scheduled amortization period to November 2004. If the variable funding series is not renewed or extended in November 2004 it will begin to amortize and we would expect the amortization to continue for a period of approximately four months, based on current assumptions and estimates.

              Term securitizations are issued with expected final payment dates of more than one year. In December 2003, the Providian Gateway Master Trust issued a three-year term securitization in which $500.0 million of investor interests were sold to third parties. Our term securitizations are expected to amortize over the periods indicated below, based on current projections and the amounts outstanding as of December 31, 2003.

Amortization of Term Securitizations

Year	Amount Amortizing (dollars in thousands)

2004	$1,478,623
2005	3,181,054
2006	1,450,309
2007	705,324
2008	282,707

              The amount funded in our spread accounts will change from time to time, depending on securitization amounts and maturities and spread account funding triggers. These triggers are based, in part, on our credit rating and the performance of the securitized loans. At December 31, 2003, the funds on deposit in spread accounts totaled $465.2 million, of which $355.5 million was funded due to downgrades in our credit rating in 2001 and 2002 and $109.7 million was funded based on levels determined by the performance of the securitized loans. The spread account funding requirements due to our credit rating downgrades have been fully met. Currently, there are no additional spread account funding requirements relating to our credit ratings. As the Trust performance improves or deteriorates, spread account funding levels based on the performance of the securitized loans will decrease or increase.

    Unsecured Funding Facilities.

Summary of Unsecured Funding Facilities

	December 31, 2003

(dollars in thousands)	Effective/ Issue Date	Facility Amount (1)	Principal Outstanding(2)	Maturity

Senior and subordinated bank note program(3)	2/98	$-	$108,848	2/04
Providian Financial shelf registration(4)	6/98	909,645	1,073,112	Various
Junior subordinated deferrable interest debentures(5)	2/97	-	109,281	2/27
(1)
Funding availability and/or funding costs are subject to market conditions and contractual provisions.
(2)
Amounts presented do not include related discount and/or issuance costs.
(3)
PNB's bank note program is not available as a result of a condition that new note issuances are not permitted unless PNB's debt is rated investment grade. Bank notes currently outstanding under this program are all senior bank notes.
(4)
Outstanding securities issued under the shelf registration consist of three issuances of convertible senior notes with earliest possible required principal payment dates beginning in August 2005, February 2006, and May 2008.
(5)
In accordance with FIN 46, amounts previously reported as capital securities are no longer included in our consolidated financial statements. We now report junior subordinated deferrable interest debentures in long-term borrowings. See Note 12 to our Consolidated Financial Statements for further discussion.

              In May 2003, we issued $287.5 million of 4.00% convertible senior notes due May 15, 2008. The notes are convertible, at the option of the holder if certain conditions are met, into common stock at a conversion rate of 76.8758 shares of common stock per $1,000 principal amount of the notes. The proceeds from this issuance are available for general corporate purposes, including the repurchase of outstanding debt obligations, capital contributions or extensions of credit to our banking subsidiary, and other purposes consistent with PNB's Capital Plan.

              Our Board of Directors has suspended the payment of quarterly cash dividends on our common stock. The principal source of funds for the payment of dividends on our common stock is dividends received from our banking subsidiary. However, PNB has agreed not to pay any dividends to us during the term of its regulatory agreement without first obtaining prior regulatory consent. See "Regulatory Matters." PNB does not currently have any plans to seek such consent.

              Investments.    We maintain short-term liquidity through federal funds sold and securities purchased under resale agreements, available-for-sale investment securities and cash and cash equivalents. We also maintain a portfolio of high-quality investment securities, such as U.S. government and agency obligations, mortgage-backed securities, and commercial paper. Investment securities were $1.89 billion as of December 31, 2003 and $1.86 billion as of December 31, 2002. Federal funds sold and securities purchased under resale agreements decreased to $3.24 billion as of December 31, 2003 from $3.60 billion as of December 31, 2002.

              Contractual Obligations.    The following table summarizes the amounts and maturities of our contractual obligations as of December 31, 2003. Further discussion of the nature of each obligation is included in the referenced notes to our Consolidated Financial Statements.

Summary of Contractual Obligations

		Payments Due by Period

(dollars in thousands)	Note Reference	One Year Or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years	Total

Direct and brokered deposits	10	$3,487,734	$3,849,781	$1,373,836	$708,474	$9,419,825
Deposits without contractual maturity	10	681,232	-	-	-	681,232
Short-term borrowings	11	108,848	-	-	-	108,848
Long-term borrowings(1)	12	-	343,302	287,500	871,500	1,502,302
Junior subordinated deferrable interest debentures	12	-	-	-	109,281	109,281
Operating leases	9	36,002	38,707	899	47	75,655
Purchase obligations(2)		103,493	134,988	81,680	118,850	439,011
Amortization of securitizations(3)		3,303,623	4,631,363	988,031	-	8,923,017
Commitments to fund civic and community investments(4)		17,595	3,605	-	-	21,200
Other long-term liabilities(5)		4,600	2,300	2,500	2,100	11,500
Total obligations		$7,743,127	$9,004,046	$2,734,446	$1,810,252	$21,291,871
(1)
Zero coupon convertible senior notes due February 15, 2021 are presented as principal amounts due at maturity of $871.5 million.
(2)
Purchase obligations include amounts related to commitments for various services, including technology maintenance, consulting, outsourcing and co-marketing agreements.
(3)
See "—Funding and Liquidity" for further discussion.
(4)
One year or less amount includes $16.0 million of commitments that have no contractual payment dates. These commitments will be drawn on an as-needed basis and can become payable at any time.
(5)
Amounts relate to estimated payments for workers' compensation claims and are recorded in accrued expenses and other liabilities.

              Certain contractual commitments associated with employee compensation, including executive compensation and employment agreements, are not presented in the table above. See our Proxy Statement for the 2004 Annual Meeting of Stockholders for disclosures concerning executive compensation and executive employment agreements.

Off-Balance Sheet Arrangements

              Financial Commitments.    Significant commitments at December 31, 2003 consist of commitments to extend credit card loans, which represent the total unused portions of the lines of credit available to customers. These amounts do not necessarily represent future cash requirements as we do not anticipate that all of our customers will borrow the entire line of credit available to them at the same time. Further discussion of these commitments is included in Note 8 to our Consolidated Financial Statements.

              Our securitizations represent off-balance sheet arrangements. We use a qualifying special purpose entity as defined by SFAS No. 140 for our securitizations and account for the transactions as a sale. See "—Securitizations of Loans Receivable" and Note 7 to our Consolidated Financial Statements for further discussion.

              We enter into derivative financial instruments to reduce the risk of interest rate fluctuations that may result from differences in repricing characteristics between interest-earning assets and interest-bearing liabilities. We use interest rate risk management instruments, including interest rate swap and cap agreements, that have maturities ranging from 2004 to 2016. See Note 14 to our Consolidated Financial Statements for further discussion.

              Guarantees.    In January 2003, we entered into a pledge agreement with an insurer with respect to certain obligations owing to the insurer in connection with two series of the Providian Gateway Master Trust. The amount of the pledged collateral at December 31, 2003 was $13.6 million, which is held in a deposit account as security for the payment to the insurer of amounts owing to it in connection with the remaining series (one of the series has already been repaid). See Note 8 to our Consolidated Financial Statements for further discussion.

              In August 2002, we sold our interest in a limited liability entity that constructed and operated a synthetic fuel plant and we guaranteed certain obligations of the limited liability entity under the purchase and sale agreement. The guarantee covers the seller's obligation to indemnify the purchaser against losses arising out of the seller's breach of the purchase and sale agreement and its failure to repurchase the assets if tax credits are not available to the purchaser. Our guarantee is capped at $6.2 million plus the amounts of additional contingent future payments made to us arising from fuel production from the plant. See Note 8 to our Consolidated Financial Statements for further discussion.

              We also are parties to and from time to time enter into various agreements that contain general indemnification provisions. We cannot estimate the potential future impact of these agreements since this would require an assessment of future claims that may be made against us. Based on historical experience, we do not currently expect the risk of loss under these indemnification provisions to have a material adverse effect on our financial condition or our results of operations, but we cannot give any assurance that they will not have such an effect. See Note 8 to our Consolidated Financial Statements for further discussion.

              Variable Interest Entities.    In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 provides guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE must be included in a company's consolidated financial statements. In December 2003, the FASB issued a revision of FIN 46 which superseded the original guidance and revised various aspects of the original guidance, including effective dates. See Note 3 to our Consolidated Financial Statements for further discussion.

Capital Adequacy

              We manage our capital levels with the dual objectives of having sufficient capital to support the achievement of our business plan and to meet regulatory requirements. During 2003, we focused our capital planning on meeting or exceeding regulatory minimum levels of capital and supporting anticipated growth. Our regulatory minimum levels of capital are derived from two primary sources: capital adequacy regulations that apply generally to banks and the Capital Plan, which lays out capital goals for PNB.

              The regulatory capital ratios are determined by comparing regulatory capital levels relative to total assets as measured using a specified approach. Risk-weighted assets are derived by adjusting asset levels based on the relative levels of risk as specified in the capital adequacy regulations. Regulatory capital includes core capital (Tier 1 Capital), which consists primarily of shareholders' equity and total risk-based capital (Tier 1 Capital + Tier 2 Capital), which adds to core capital a portion of the allowance for credit losses. Based on these definitions of capital, the capital adequacy regulations establish the following capital categories: well capitalized; adequately capitalized; undercapitalized; significantly undercapitalized; and critically undercapitalized. The capital ratios that correspond to well capitalized and adequately capitalized are set forth in the table below, along with PNB's ratios as of December 31, 2003. The following table presents PNB's bank call report ratios as of December 31, 2003.

Capital Adequacy Guidelines

Capital Ratio	Calculation	PNB Ratios	Well Capitalized Ratios	Adequately Capitalized Ratios
Total risk-based	(Tier 1 + Tier 2)/Total risk-based assets	21.27%	10%	8%
Tier 1	Tier 1/Total risk-based assets	18.92%	6%	4%
Leverage	Tier 1/Adjusted average assets	20.89%	5%	4%

              PNB's capital ratios reflect the application of regulatory guidance related to interests retained by PNB in its securitization transactions. Under the banking regulators' low-level recourse rule, risk-based capital must be maintained for assets transferred with recourse, in an amount no greater than the maximum amount of recourse for which a bank is contractually liable. This rule applies to transactions accounted for as sales under GAAP in which a bank contractually limits its risk of loss or recourse exposure to less than the full effective minimum risk-based capital requirement for the assets transferred. Low-level recourse transactions include those in which a bank securitizes assets and uses related cash flows, retained subordinated interests, or other assets as credit enhancements. PNB is required under this rule to hold risk-based capital equivalent to the maximum recourse exposure on the assets transferred, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

              In addition, PNB's capital ratios reflect the application of banking regulations that among other things require the amount of credit-enhancing interest-only strips receivable that exceed 25% of Tier 1 Capital (concentration limit) to be deducted from Tier 1 Capital; and requiring "dollar-for-dollar" risk-based capital (as defined in the regulations) for certain residual interests not deducted from Tier 1 Capital. As of December 31, 2003, PNB's interest-only strips receivable represented 7.62% of Tier 1 Capital, which is below the 25% concentration limit in the regulation. However, PNB does hold "dollar-for-dollar" risk-based capital against approximately $1.76 billion in residual interests from its securitizations, which include the accrued interest receivable (AIR) related to securitized loans.

              Under its Capital Plan, PNB's capital ratios also reflect the application of the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance") to a portion of its reported credit card account loans. Application of the Subprime Guidance results in higher risk-weights than would otherwise be required by the regulations being assigned to accounts that fall within the scope of the guidance. Under the methodology utilized in the Capital Plan for determining risk weights, PNB has segmented its standard and middle market portfolios into several categories according to their internal credit scores and historical and projected charge-off rates. As applied by PNB at December 31, 2003, this methodology resulted in a weighted average risk weighting of 152% against PNB's reported standard and middle market segment loans receivable which totaled approximately $3.96 billion. These risk weightings are subject to change depending upon conditions of our loan portfolio and/or changes to regulatory guidance. Managed loans outstanding to customers in the standard and middle segments totaled approximately $14.60 billion as of December 31, 2003.

              PNB's Capital Plan sets capital ratio goals that use the regulatory definitions of capital described above. The capital goals include total risk-based capital measures as shown on PNB's Call Reports and after application of the Subprime Guidance. In addition, the impact of PNB's adoption of the AIR guidance is factored into goals (see "—Securitizations of Loans Receivable—Initial Sale). The Capital Plan goals are to achieve by the dates indicated below, and thereafter maintain, capital ratios no less than the levels set forth below.

Capital Plan Goals

Capital Ratio	March 31, 2002	June 30, 2003	June 30, 2004
Total risk-based capital ratio, as reported on PNB Call Report	10%	10%	10%
Total risk-based capital ratio, after application of Subprime Guidance, excluding the impact of the AIR guidance	8%	10%	10%
Total risk-based capital ratio, after application of Subprime Guidance, including the impact of the AIR guidance	—	8%	10%

              PNB achieved each of the goals required for 2002 and 2003 by the required dates and has maintained capital ratios higher than the minimums specified. In addition, PNB has already achieved the goals required to be met by June 30, 2004.

              PNB's capital ratios at December 31, 2003, were as follows:

Total risk-based capital ratio, as reported on PNB Call Report	21.27%
Total risk-based capital ratio, after application of Subprime Guidance, excluding the impact of the AIR guidance	18.54%
Total risk-based capital ratio, after application of Subprime Guidance, including the impact of the AIR guidance	16.98%

              PNB's capital ratios improved during the course of 2003, largely as a result of decreases in levels of retained subordinated interests due to sales of retained subordinated certificateholders' interests from PNB to the parent company and to third parties, decreases in the level of spread accounts due to performance improvements of the relevant securitization transactions, and the addition of cash and cash equivalents from the merger of PB into PNB. Cash and cash equivalents at PB included the proceeds from the sale in the third quarter of 2003 of substantially all the PB loans.

              PNB's future capital ratios will depend on, among other things, the level of internally generated capital as well as the level of loan growth, changes in loan mix, and the level of retained subordinated interests related to our securitization activity. Growth in reported receivables, combined with changes in the levels and valuations of spread accounts and other retained subordinated interests related to our securitizations, may result in the fluctuation of PNB's risk-based capital ratios as reported on its Call Report and after applying the Subprime Guidance and the AIR guidance. Subject to the ongoing review and continuing update of its Capital Plan and the potential impact of evolving regulatory standards, we expect that PNB will continue to achieve the capital goals in its Capital Plan.

              The capital requirements and classifications of PNB are subject to qualitative judgments by its regulators with respect to components, risk weightings, and other factors. The banking regulators have the authority to require PNB to adhere to higher capital requirements. This would necessitate increasing capital ratios by various means, including asset sales or equity issuances. In addition, the strategic initiatives that we have taken, and any that we may take in the future, could have an impact on the capital ratios and requirements of PNB.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

Providian Financial Corporation and Subsidiaries
Consolidated Statements of Financial Condition

	Year ended December 31,

(dollars in thousands, except per share data)	2003	2002

Assets
Cash and cash equivalents	$544,554	$344,277
Federal funds sold and securities purchased under resale agreements	3,235,189	3,601,000
Investment securities:
Available-for-sale (at market value, amortized cost of $1,906,967 at December 31, 2003 and $1,839,854 at December 31, 2002)	1,886,010	1,856,607
Loans receivable, less allowance for credit losses of $625,886 at December 31, 2003 and $1,012,461 at December 31, 2002	5,655,071	5,895,296
Premises and equipment, net	84,198	119,260
Interest receivable	44,850	60,841
Due from securitizations	2,377,963	3,723,382
Deferred taxes	224,505	487,529
Other assets	223,007	562,738
Total assets	$14,275,347	$16,650,930
Liabilities
Deposits:
Non-interest bearing	$63,016	$56,724
Interest bearing	10,038,041	12,605,353
	10,101,057	12,662,077
Short-term borrowings	108,828	91,529
Long-term borrowings	1,163,521	864,048
Deferred fee revenue	100,416	211,978
Accrued expenses and other liabilities	476,076	577,894
Total liabilities	11,949,898	14,407,526
Company obligated mandatorily redeemable capital securities	-	104,332
Shareholders' Equity
Common stock, par value $0.01 per share (authorized: 800,000,000 shares; issued: December 31, 2003—290,753,031 shares; December 31, 2002—290,880,218 shares)	2,908	2,909
Retained earnings	2,350,446	2,202,960
Cumulative other comprehensive income	(12,480)	9,888
Common stock held in treasury—at cost: (December 31, 2003—305,871 shares; December 31, 2002—1,498,398 shares)	(15,425)	(76,685)
Total shareholders' equity	2,325,449	2,139,072
Total liabilities and shareholders' equity	$14,275,347	$16,650,930

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries
Consolidated Statements of Income

	Year ended December 31,

(dollars in thousands, except per share data)	2003	2002	2001

Interest Income
Loans	$950,758	$1,490,258	$2,393,389
Federal funds sold and securities purchased under resale agreements	44,198	37,473	41,928
Other	111,515	163,552	152,398
Total interest income	1,106,471	1,691,283	2,587,715
Interest Expense
Deposits	581,551	729,294	872,977
Borrowings	52,239	42,700	61,332
Total interest expense	633,790	771,994	934,309
Net interest income	472,681	919,289	1,653,406
Provision for credit losses	622,344	1,291,738	2,014,342
Net interest loss after provision for credit losses	(149,663)	(372,449)	(360,936)
Non-Interest Income
Servicing and securitization	849,283	618,241	853,444
Credit product fee income	759,642	1,152,041	1,892,137
Other	66,012	611,065	219,612
	1,674,937	2,381,347	2,965,193
Non-Interest Expense
Salaries and employee benefits	359,696	527,960	667,902
Solicitation and advertising	193,652	404,872	615,427
Occupancy, furniture, and equipment	121,921	222,812	222,169
Data processing and communication	124,014	165,504	202,501
Other	401,718	487,734	639,511
	1,201,001	1,808,882	2,347,510
Income from continuing operations before income taxes	324,273	200,016	256,747
Income tax expense	128,088	49,006	101,425
Income from continuing operations	196,185	151,010	155,322
Income (loss) from discontinued operations, net-of-taxes	-	67,156	(118,271)
Cumulative effect of change in accounting principle, net-of-taxes	-	-	1,846
Net Income	$196,185	$218,166	$38,897
Earnings per common share—basic
Income from continuing operations	$0.68	$0.53	$0.55
Income (loss) from discontinued operations, net-of-taxes	-	0.24	(0.42)
Cumulative effect of change in accounting principle, net-of-taxes	-	-	0.01
Earnings per common share—basic	$0.68	$0.77	$0.14
Earnings per common share—assuming dilution
Income from continuing operations	$0.67	$0.52	$0.54
Income (loss) from discontinued operations, net-of-taxes	-	0.23	(0.42)
Cumulative effect of change in accounting principle, net-of-taxes	-	-	0.01
Earnings per common share—assuming dilution	$0.67	$0.75	$0.13
Weighted average common shares outstanding—basic (000)	287,125	285,001	284,299
Weighted average common shares outstanding—assuming dilution (000)	290,731	289,042	289,622

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Cumulative Other Comprehensive Income	Common Stock Held In Treasury	Total

Balance at December 31, 2000	$2,862	$-	$2,014,205	$21,092	$(5,976)	$2,032,183
Comprehensive income:
Net Income			38,897			38,897
Other comprehensive income:
Unrealized loss on securities, net of income tax benefit of $7,407				(10,635)		(10,635)
Foreign currency translation adjustments, net of income tax benefit of $424				(650)		(650)

Other comprehensive income						(11,285)

Total comprehensive income						27,612
Cash dividend: Common—$0.09 per share			(25,685)			(25,685)
Purchase of 4,427,153 common shares for treasury		(959)			(221,678)	(222,637)
Exercise of stock options and other awards		(24,869)	(56,058)		127,915	46,988
Issuance of restricted and unrestricted stock less forfeited shares		(12,210)			23,222	11,012
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $12,731		1,719				1,719
Net tax effect from employee stock plans		36,319				36,319
Balance at December 31, 2001	$2,862	$-	$1,971,359	$9,807	$(76,517)	$1,907,511
Comprehensive income:
Net Income			218,166			218,166
Other comprehensive income:
Unrealized loss on securities, net of income tax benefit of $647				(990)		(990)
Foreign currency translation adjustments, net of income tax expense of $700				1,071		1,071

Other comprehensive income						81

Total comprehensive income						218,247
Purchase of 705,749 common shares for treasury					(3,635)	(3,635)
Exercise of stock options and other awards		(16,593)	13,435		5,611	2,453
Issuance of restricted and unrestricted stock less forfeited shares	47	15,720			(2,144)	13,623
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $11,977		(1,646)				(1,646)
Net tax effect from employee stock plans		2,519				2,519
Balance at December 31, 2002	$2,909	$-	$2,202,960	$9,888	$(76,685)	$2,139,072
Comprehensive income:
Net Income			196,185			196,185
Other comprehensive income:
Unrealized loss on securities, net of income tax benefit of $14,604				(22,368)		(22,368)

Other comprehensive income						(22,368)

Total comprehensive income						173,817
Purchase of 470,091 common shares for treasury					(4,188)	(4,188)
Exercise of stock options and other awards		18,613	(48,699)		36,577	6,491
Issuance of restricted and unrestricted stock less forfeited shares	(1)	(23,851)			28,871	5,019
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $8,116		3,098				3,098
Net tax effect from employee stock plans		2,140				2,140
Balance at December 31, 2003	$2,908	$-	$2,350,446	$(12,480)	$(15,425)	$2,325,449

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31,

(dollars in thousands)	2003	2002	2001

Operating Activities
Net Income	$196,185	$218,166	$38,897
(Income) loss from discontinued operation, net-of-taxes	-	(67,156)	118,271
Cumulative effect of change in accounting principle, net-of-taxes	-	-	(1,846)
Income from continuing operations	196,185	151,010	155,322
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Provision for credit losses	622,344	1,291,738	2,014,342
Depreciation and amortization of premises and equipment	44,808	80,016	70,196
Amortization of net loan acquisition costs	22,664	37,656	65,185
Amortization of deferred compensation related to restricted and unrestricted stock	8,116	11,977	12,731
Decrease in deferred fee revenue	(111,562)	(192,822)	(192,156)
Decrease (increase) in deferred income tax benefit	278,317	540,727	(348,018)
Decrease in interest receivable	15,991	10,277	41,181
Loss on sale of First Select receivables	-	41,935	-
Loss on sale of higher risk loan portfolio	-	407,838	-
Gain from sale of interests in Providian Master Trust	-	(428,245)	-
Net decrease (increase) in other assets	317,245	(263,932)	(217,454)
Net decrease in accrued expenses and other liabilities	(122,977)	(334,401)	(119,957)
Net cash provided by operating activities	1,271,131	1,353,774	1,481,372
Investing Activities
Net cash from (used for) loan originations and principal collections on loans receivable	519,301	2,051,632	(5,589,283)
Net (decrease) increase in securitized loans	(909,773)	(1,143,620)	4,696,670
Net proceeds from sale of interests in Providian Master Trust	19,899	2,777,559	-
Net proceeds from sale of higher risk loan portfolio	-	1,222,107	-
Net proceeds from sale of First Select receivables	-	96,515	-
Decrease (increase) in due from securitizations	1,345,419	(1,827,416)	(1,954,242)
Purchases of available-for-sale investment securities	(3,899,487)	(6,552,396)	(23,315,593)
Proceeds from maturities and sales of available-for-sale investment securities	3,832,423	6,014,977	24,548,991
Decrease (increase) in federal funds sold and securities purchased under resale agreements or similar arrangements	365,811	(1,990,000)	(1,303,794)
Net purchases of premises and equipment	(21,470)	(66)	(76,681)
Net cash provided (used) by investing activities	1,252,123	649,292	(2,993,932)
Financing Activities
Net (decrease) increase in deposits	(2,537,720)	(2,627,722)	2,168,281
Proceeds from issuance of term federal funds	-	405,669	382,193
Repayment of term federal funds	-	(417,335)	(397,193)
Increase in other short-term borrowings	-	-	964
Repayment of short-term borrowings	(91,549)	(13,950)	-
Proceeds from long-term borrowings	303,989	16,506	413,937
Repayment of long-term borrowings	-	(98,549)	(362,850)
Repurchase of capital securities	-	-	(6,725)
Purchase of treasury stock	(4,188)	(3,635)	(222,637)
Dividends paid	-	-	(25,685)
Proceeds from exercise of stock options	6,491	2,453	46,988
Net cash (used) provided by financing activities	(2,322,977)	(2,736,563)	1,997,273
Net cash provided (used) by discontinued operations	-	628,188	(465,681)
Net Increase (Decrease) in Cash and Cash Equivalents	200,277	(105,309)	19,032
Cash and cash equivalents at beginning of period	344,277	449,586	430,554
Cash and cash equivalents at end of period	$544,554	$344,277	$449,586
Supplemental Disclosures
Interest expense paid	$642,989	$837,905	$916,747
Income taxes (received) paid	$(428,406)	$(22,646)	$331,356

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2003 and 2002

Note 1. Organization and Basis of Presentation

              Providian Financial Corporation (the "Company") is a corporation incorporated under the laws of Delaware. Through its wholly-owned banking subsidiary, Providian National Bank ("PNB"), the Company offers credit card and deposit products throughout the United States. The Company completed the merger of Providian Bank ("PB"), another wholly-owned banking subsidiary, into PNB effective December 31, 2003. The Company markets consumer loans and deposits using distribution channels such as mail, telephone, and the Internet.

              In November 2001, the Company announced that it would discontinue its operations in Argentina and the United Kingdom, and the Company sold those operations in 2002. Accordingly, the operations of the Company's subsidiaries and branches in those locations are reflected as discontinued operations on the Company's consolidated statements of income.

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

Note 2. Summary of Significant Accounting Policies

              Cash and cash equivalents.    Cash and cash equivalents include cash on hand and short-term investments convertible into cash upon demand. At December 31, 2003, $142.9 million of the Company's cash and cash equivalents were non-interest earning. The Company is required to maintain reserves consisting of cash and cash equivalents with the Federal Reserve Bank based on a percentage of its deposit liabilities.

              Investment securities.    Investment securities available-for-sale consist primarily of mortgage-backed securities and United States Treasury and federal agency bonds and are reported at market value, with unrealized gains and losses, net-of-taxes, reported as a component of cumulative other comprehensive income in shareholders' equity. The estimated market value is based upon market quotations. Realized gains and losses and other-than-temporary impairments related to investment securities are determined using specific identification and are reported in non-interest income—other in the Company's consolidated statements of income. Investment security premium amortization and discount accretion are measured using the interest method through the maturity date of the securities. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of the issuer of the investment security.

              Loans held for securitization or sale.    Loans held for securitization or sale include loans that management intends to securitize or sell within three months. These loans are carried at the lower of aggregate cost or market value. As of December 31, 2003 and 2002, the Company had no loans classified as loans held for securitization or sale.

              Securitizations.    The Company sells loans receivable in securitization transactions, which are reported in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125" ("SFAS No. 140"). In a securitization, the Company transfers ownership of a pool of loans receivable to an entity created for the securitization, generally a trust, and removes those loans receivable from its consolidated statement of financial condition. The receivables transferred to the trust consist of loan principal (credit card purchases and cash advances) as well as accrued interest and fees. The trust is a qualifying special purpose entity and is not consolidated in the Company's financial statements. See Note 7 to Consolidated Financial Statements for further discussion of the Company's securitizations.

              Allowance for credit losses.    The loans receivable portfolio is regularly reviewed in order to maintain an allowance for credit losses at a level that, in management's judgment, is adequate to absorb estimated net credit losses inherent in the existing loans receivable. The amount of the allowance is determined based on an analysis of historical quantitative risk factors that include delinquency roll rates, principal credit loss rates, bankruptcies, customer characteristics, and risk scores. These factors are used to estimate the likelihood that a loan receivable will charge off. In evaluating the adequacy of this quantitative analysis, management also takes into consideration environmental credit risk factors affecting the portfolio's credit performance, including: the impact of general economic conditions on the borrower's ability to pay, trends in loan portfolio volume, seasoning, geographic concentrations, and the impact of recent modifications to loan review and underwriting procedures on the credit quality of the loans receivable portfolio and makes appropriate adjustments to the allowance. The Company also tests the adequacy of its allowance by comparing the ratio of the allowance for credit losses to total loans receivable (coverage ratio) to its actual loss experience and to that of other credit card lenders. The use of estimates is inherent in the Company's assessment of the adequacy of the allowance for credit losses, and as a result significant changes in these estimates could impact the adequacy of the allowance for credit losses.

              The Company recognizes credit losses by charging off the principal balance no later than the last day of the calendar month in which the account becomes 180 days past due under the terms of the account agreement. Loans that are restructured under the Company's consumer debt management program are charged off no later than 120 days or 180 days after they become contractually past due, depending on an account's delinquency status at the time it enters the consumer debt management program and its subsequent payment history. The Company generally recognizes charge-offs for accounts of bankrupt and deceased customers within 30 days after notification of bankruptcy and 60 days after verification of death. The Company records current period principal recoveries on previously charged-off loans and proceeds from the sale of loans previously charged off as a reduction to net credit losses.

              Interest income on loans.    Interest income on loans is recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement. Interest income that has been billed to the customer is included in loans receivable or due from securitizations. Accrued interest income that has not yet been billed to the customer is reported as interest receivable or due from securitizations on the Company's consolidated statements of financial condition. In 2002, the Company adopted a suppression methodology for recognizing interest income. Under the suppression methodology, the interest accrued on loans that the Company estimates will not be collected is not recognized as interest income or servicing and securitization income on the Company's statement of income and is not included in loans receivable, interest receivable, or due from securitizations on the Company's statement of financial condition.

              Credit product fee income.    Credit product fee income includes performance fees (late, overlimit and returned check charges), annual membership fees, and cash advance fees, which are assessed in accordance with the terms of the customer's account agreement. Annual membership revenue is recognized ratably over the customer privilege period, which is currently one year. Performance fees and cash advance fees are recognized when earned.

              Credit product fee income also includes revenue from cardholder service products. Cardholder service product revenue billed annually is recognized ratably over the customer privilege period, which is currently one year. Cardholder service product revenue billed monthly is recognized in the month it is billed. Credit product fee income also includes interchange fees received from bankcard associations, which are based on the purchase activity of the Company's credit card customers.

              Consistent with the suppression methodology of recognizing interest income on loans, credit product fees that the Company estimates will not be collected are not recognized as credit product fee income or servicing and securitization income on the Company's statement of income and are not included in loans receivable or due from securitizations on the Company's statement of financial condition.

              Credit card fraud losses.    The Company experiences fraud losses from the unauthorized use of credit cards (including credit cards obtained through fraudulent applications). Transactions suspected of being fraudulent are charged to non-interest expense after an investigation period of up to 90 days.

              Premises and equipment.    Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of the related assets and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated useful life of the improvements. Buildings are depreciated over a useful life of 30 years and equipment is depreciated over a useful life ranging from 3 to 10 years. Maintenance and repairs are included in non-interest expense, while the cost of improvements is capitalized.

              Derivative financial instruments.    To manage and reduce interest rate risk, the Company measures exposure to interest rate changes by analyzing various increasing and decreasing interest rate scenarios. The Company estimates how customers and competitors will react to changes in market interest rates. Based on this analysis, the Company may seek to mitigate this exposure by entering into interest rate derivative contracts, including interest rate swap and cap agreements, with third parties. Interest rate swap agreements have the effect of converting assets or liabilities from a fixed rate to a floating rate or from a floating rate to a fixed rate. Interest rate cap agreements have the effect of limiting the maximum interest rates payable on the corresponding portions of our funding. Payments made or received under interest rate derivative contracts are recorded as a component of net interest income. The Company does not trade its derivative positions or use derivatives to speculate on interest rate movements.

              The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended, on January 1, 2001. At the time of adoption, the Company reported a transition adjustment, the cumulative effect of which was to increase reported income by $1.8 million, net-of-taxes. Since adopting SFAS No. 133, the Company has designated and documented each derivative contract as one of the following at the time the contract is executed: (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge), (3) a hedge of a net investment in a foreign operation (a net investment hedge), or (4) a derivative instrument not designated as a hedging instrument whose change in fair value is recognized as a benefit for protection against changing interest rates (an undesignated hedge).

              For fair value hedges, both the effective and ineffective portions of the change in the fair value of the derivative, together with the change in fair value on the hedged item that is attributable to the hedged risk, are reported in earnings. The effective portion of a change in fair value of a fair value hedge is recognized on the same line in the consolidated statements of income as the hedged item. The ineffective portion of a change in fair value of a fair value hedge is recognized in non-interest income—other. If a hedge designation is removed prior to maturity, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item. If the underlying item being hedged is removed, the derivative will subsequently be accounted for as an undesignated hedge instrument.

              The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is reported in cumulative other comprehensive income. When the cash flows associated with the hedged item are realized, the gain or loss included in cumulative other comprehensive income is recognized on the same line in the consolidated statements of income as the hedged item. The ineffective portion of a change in fair value of a cash flow hedge is reported in non-interest income—other. During 2003 and 2002, the Company did not designate any derivatives as cash flow hedges.

              The effective portion of the change in the fair value of a derivative used as a net investment hedge of a foreign operation is reported in cumulative other comprehensive income as a foreign currency translation adjustment. The ineffective portion of the change in the fair value of a net investment hedge is reported in non-interest income—other. At December 31, 2003, the Company did not have any derivatives designated as a net investment hedge of a foreign operation.

              For undesignated hedges, changes in fair value are reported in current earnings in non-interest income—other.

              The Company documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction at the time the derivative contract is executed. Derivatives are reported in the consolidated statements of financial condition at fair value in other assets and accrued expenses and other liabilities. The fair value of the Company's derivative financial instruments is represented by the estimated unrealized gains or losses as determined by quoted market prices or dealer quotes and generally approximates the amounts the Company would receive or pay to terminate the instruments at the reporting date.

              Both at inception and at least quarterly thereafter, the Company assesses whether the derivatives used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative has ceased to be a highly effective hedge, the Company will discontinue hedge accounting.

              Solicitation and advertising and deferred acquisition cost.    Advertising costs and the majority of solicitation expenses are expensed as incurred. The Company capitalizes only the direct loan origination costs associated with successful account acquisition efforts. Direct loan origination costs are deferred and amortized on a straight-line basis over the customer privilege period (currently one year). As outlined below in "Credit card partnership agreements," payments made to partners for new accounts acquired and activated are accounted for as incremental direct costs of loan origination and are deferred and amortized over the customer privilege period. Deferred loan origination costs, which are included in other assets, were $10.7 million and $11.4 million at December 31, 2003 and 2002.

              Credit card partnership agreements.    The Company has entered into various credit card partnership agreements that provide the Company with arrangements to offer and issue consumer credit cards to affinity groups directly and through co-branding relationships. Payments made to these partners for direct acquisition costs and other costs are based upon such factors as the number of activated accounts, revenue sharing, and customer rewards.

              Payments due to partners for new accounts acquired and activated represent direct loan origination costs and are deferred and amortized to interest income over the customer privilege period, which is currently one year. Payments due to partners for sharing credit card revenue are accrued as earned and are reflected as a reduction of revenue. Revenue sharing that is based upon credit card purchases is deducted from credit product fee income. Revenue sharing that is based upon loans receivable is deducted from interest income.

              Advance payments made to the partners for new account activation or revenue sharing are capitalized and subsequently recognized as the payments are earned by the partner.

              Rewards Program.    Cardholders may earn rewards in the form of points, rebates, and in-kind rewards based upon eligible charges, balances or account activity. Points may be redeemed by the cardholder for a variety of goods and services. Rewards in the form of rebates provide for a specified cash amount to be paid or credited to cardholders based upon levels of eligible charges or balances. In-kind rewards provide for interest rate and fee reductions or statement credits. The Company accrues estimated costs associated with the rewards programs at a level that reflects estimated redemptions as eligible charges are incurred, balances are carried, or as other actions that give rise to rewards are performed by the cardholder.

              Income taxes.    Income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized based on differences between the carrying amounts for financial reporting and the tax bases of assets and liabilities and are measured using the tax rates currently in effect or expected to be in effect when the differences are settled or realized.

              Stock-based employee compensation.    The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Accordingly, because the exercise price of the Company's employee stock options is the fair market value of the underlying stock on the date of grant, the Company recognizes no compensation expense at the time of the grant. For grants of restricted shares of common stock, the market value of restricted shares at the date of grant is amortized into non-interest expense over the vesting period. In addition, the Company does not recognize compensation expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB Opinion No. 25.

              The following table reflects the stock-based employee compensation costs arising out of the restricted and nonrestricted stock programs that are included in reported net income. In addition, the following table also reflects on a pro forma basis the Company's net income and earnings per common share with and without dilution, as if compensation costs for stock options had been recorded based on the fair value at the date of grant under the Company's stock-based compensation plans, consistent with the provisions of SFAS No. 123. The pro forma compensation expense reflects the fair value of the stock options amortized to expense over the vesting period of the grant, which is generally three years. The stock-based compensation plan disclosure requirements required by SFAS No. 123 are provided in Note 21 to Consolidated Financial Statements.

Stock-Based Employee Compensation Cost and
Pro Forma Net Income and Earnings Per Common Share

	Year ended December 31,

(dollars in thousands, except per share data)	2003	2002	2001
Restricted and unrestricted stock amortization, net-of-taxes, included in net income, as reported(1)	$4,910	$7,246	$7,702
Net income, as reported	196,185	218,166	38,897
Deduct: Pro forma stock-based employee compensation expense determined under fair value method, net-of-taxes(2)	23,406	39,973	76,832
Pro forma net income(1)	$172,779	$178,193	$(37,935)
Net income per common share:
As reported—basic	$0.68	$0.77	$0.14
As reported—assuming dilution	$0.67	$0.75	$0.13
Net income per common share:
Pro forma—basic	$0.60	$0.63	$(0.13)
Pro forma—assuming dilution	$0.59	$0.62	$(0.13)
(1)
The Company uses the straight-line method for recognizing compensation cost for fixed awards with pro rata vesting.
(2)
The pro forma stock-based compensation expenses include the effects of an expense reduction for non-vested stock options that have been forfeited.

              The fair values of the stock options granted under the Company's stock incentive plans and the common stock offerings under the employee stock purchase plan were estimated at the grant date using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options, which have no vesting restrictions, are fully transferable, and typically have shorter terms. In addition, option-pricing models require the input of highly subjective assumptions, including the option's expected life and the expected price volatility of the underlying stock. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective model assumptions can materially affect the estimate, the existing valuation models may not provide a reliable measure of the fair value of the Company's employee stock options.

              The following table sets forth the Black-Scholes modeling assumptions used for option grants issued during the years ended December 31, 2003 and 2002.

Black-Scholes Modeling Assumptions

	For Options Granted Year ended December 31,		For Offerings Under Employee Stock Purchase Plan Year ended December 31,
	2003	2002	2003	2002
Weighted Average Assumptions
Risk-free interest rate	1.92%	3.50%	1.15%	2.06%
Expected volatility	93%	93%	110%	92%
Expected dividend yield	-	-	-	-
Expected life (in years)	4	4	1	1

              Using the Black-Scholes option pricing model, the weighted average fair values of the employee stock options granted by the Company during 2003 and 2002 were estimated to be $4.89 and $4.55 per common share. The weighted average fair values of the offerings under the Company's employee stock purchase plan during 2003 and 2002 were estimated to be $3.62 and $2.05 per common share. The exercise price of each stock option is based on the market price of the Company's common stock on the date of the grant. Expiration dates range from August 10, 2004 to December 8, 2013 for options outstanding at December 31, 2003.

              Expected volatility represents management's estimate of the Company's stock price changes expected to occur over the estimated life of the stock options and stock offerings. In prior periods, expected volatility was estimated based upon the historical volatility of the Company's common stock over a fixed period. During the fourth quarter of 2003, the Company modified its methodology for estimating expected volatility. The modification was based on the Company's assessment that our past use of historical volatility was not representative of future expected experience as the historical volatility does not reflect the impact of significant changes in the Company's business that were implemented in late 2001 and 2002. The expected volatility is now estimated giving consideration to the expected life of stock options and actual historical volatility of the price of the Company's common stock adjusted for unusual, company-specific fluctuations in the Company's stock price. Management believes that the new method provides a better indicator of the expected volatility. The impact of the modification to volatility for options granted during the fourth quarter of 2003 was to reduce volatility from 91% to 48%. This had the effect of reducing the aggregate fair value of these options to $0.3 million, a decrease of 39% in the fair value of these options.

              Comprehensive income.    The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for the reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. The Company includes other comprehensive income in its consolidated statements of changes in shareholders' equity, net-of-taxes, for unrealized gains and losses from the fair value of available-for-sale securities and derivative financial instruments.

Note 3. Recently Issued Accounting Pronouncements

              Consolidation of Variable Interest Entities.    In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", ("FIN 46"). FIN 46 provides guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE must be included in a company's consolidated financial statements. A company that holds variable interests in an entity is required to consolidate the entity if its interest in the VIE is such that it will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if any.

              In December 2003, the FASB issued a revision of FIN 46, which superseded the original guidance and revised various aspects of the original guidance, including effective dates. Under the revised guidance, FIN 46 remains effective upon its issuance for interests in VIEs acquired after January 31, 2003. For interests in VIEs acquired before February 1, 2003, the revised FIN 46 effective date for such interests has been delayed to March 31, 2004, with the exception of special purpose entities, for which the effective date is December 31, 2003. The FASB issued its revision of FIN 46 and further delayed the implementation date due to additional time needed for companies to continue their evaluation of existing variable interest entities and to determine which of those entities are affected by this change in accounting. Because the Company's securitizations are structured using a qualifying special purpose entity, as defined in SFAS No. 140 and FIN 46, the Company's securitization trust is not required to be consolidated.

              The Company has an equity interest in a special purpose entity that was acquired prior to February 1, 2003. As a result of its review of this investment, the Company has determined that the entity is a VIE and that the Company is not the primary beneficiary, and therefore the entity does not meet the requirements for consolidation by the Company under FIN 46. The Company's total investment in this entity is $36.7 million. The estimated total assets of the entity were approximately $803.5 million as of December 31, 2003.

              In addition, in October 2003, the Company acquired equity interests in three affordable housing limited partnerships that qualify under the Community Reinvestment Act ("CRA"). The Company has determined that these limited partnerships are VIEs and that the Company is not the primary beneficiary, and therefore these entities do not meet the requirements for consolidation by the Company. The Company's total investment in the three limited partnerships is $2.8 million. The estimated total assets of the three entities combined were approximately $8.1 million as of December 31, 2003.

              Based upon evolving interpretation of the criteria for consolidation under FIN 46, the Company is continuing to perform analysis of certain VIEs that are not special purpose entities and that were acquired before February 1, 2003, primarily with respect to the Company's limited partnership interests and loans that qualify under the CRA. The Company does not expect the implementation of any changes in the accounting for these investments to have a material impact on its consolidated financial statements. Effective July 1, 2003, the Company applied the provisions of FIN 46 to its wholly-owned trust that issued capital securities. See Note 12 to Consolidated Financial Statements.

              Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.    In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"), which requires certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and became effective beginning July 1, 2003 for all other instruments. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

              Derivative Instruments and Hedging Activities.    In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

              Guarantor's Accounting and Disclosure Requirements for Guarantees.    In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. The disclosure requirements of FIN 45 became effective for the Company as of December 31, 2002. The recognition requirements of FIN 45 became effective on January 1, 2003 for guarantees issued or modified on a prospective basis, and did not have a material impact on the Company's consolidated financial statements. Significant guarantees that have been entered into by the Company are disclosed in Note 8 to Consolidated Financial Statements.

              Accounting for Costs Associated with Exit or Disposal Activities.    In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which changed the recognition criteria for a liability for costs associated with an exit or disposal activity. Previously, a liability was recognized at the date a company committed to an exit or disposal plan. Under SFAS No. 146, a cost associated with an exit or disposal activity is recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the company for such cost. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial statements.

Note 4. Interest and Fee Income Recognition

              Beginning on January 1, 2002, the Company adopted a new methodology (the "suppression methodology") for recognizing interest and fee income. Under the suppression methodology, interest and fees that would otherwise accrue on reported loans and other assets, but that the Company estimates will not be collected (the "suppressed amounts"), are not recognized as interest income, credit product fee income, or servicing and securitization income on the Company's statement of income and are not included in loans receivable, interest receivable, or due from securitizations on the Company's statement of financial condition. In connection with its securitizations, the Company recognizes a portion of the interest and fee income relating to the securitized loans receivable in servicing and securitization income. Under the suppression methodology, the Company analyzes projected credit loss rates, delinquency status, and historical loss experience to estimate the suppressed amounts.

              During the second quarter of 2002, due to continuing high levels of customer bankruptcies and the impact of such bankruptcies on the collectibility of interest and fees, the Company began to include in its estimate of uncollectible interest and fees an amount expected to charge off due to customer bankruptcies, regardless of delinquency status. The additional estimated amounts associated with customer bankruptcies were included in the suppressed amounts. Prior to the second quarter of 2002, the estimates focused on delinquency roll rates (the percentage of customers whose delinquency status worsens from month to month) and the Company did not include separate amounts for loans expected to charge off due to bankruptcy. As a result of the increase in estimated uncollectible interest and fees for credit losses due to bankruptcy, interest income on loans decreased by approximately $22 million ($13.3 million net-of-taxes) and credit product fee income decreased by approximately $35 million ($21.2 million net-of-taxes) for the second quarter of 2002. This change reduced income from continuing operations and net income by $34.5 million.

              When loan principal amounts are charged off, related accrued interest and fees included in loans receivable, interest receivable, and due from securitizations are reversed against income. In 2003 and 2002, the Company's reported interest and fee income and servicing and securitization income were reduced as a result of the suppression of estimated uncollectible interest and fees and interest and fee income reversals as follows:

Reductions to Interest and Fee Income

(dollars in thousands)	2003	2002
Loan interest income	$141,881	$241,118
Credit product fee income	195,005	431,996
Servicing and securitization	567,520	706,495
Total	$904,406	$1,379,609

Note 5. Investment Securities

              The Company's investment securities portfolio is primarily comprised of treasury obligations, government sponsored agency securities, mortgage-backed securities, equity securities, and commercial paper. A large majority of the portfolio is comprised of mortgage-backed securities backed by a government sponsored agency or a fully government guaranteed agency. The mortgage-backed securities are in the form of (a) fixed and floating rate collateralized mortgage obligations, (b) adjustable rate pass-through securities, and (c) fixed rate pass through securities. All the securities in the portfolio have an investment grade credit rating, with a large majority having an AAA/Aaa rating. Fluctuations in general market conditions will translate into fluctuations in the security's price. Reduced value of the securities stems from changes in market conditions, not necessarily from any intrinsic value deterioration. The Company is able to hold those securities that currently have a loss on an ongoing basis without any detriment to the liquidity of the portfolio. At December 31, 2003, there were no investments that maintained a continuous unrealized loss position for 12 months or more.

Summary of Available-for-Sale Investment Securities

	December 31,

	2003				2002

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

United States Treasury and federal agency bonds	$118,098	$109	$184	$118,023	$622,144	$146	$209	$622,081
Mortgage-backed securities	1,010,943	638	20,413	991,168	974,002	8,479	458	982,023
Equity securities	26,860	-	-	26,860	25,420	-	-	25,420
Commercial paper	699,487	-	382	699,105	-	-	-	-
Other	51,579	90	815	50,854	218,288	8,807	12	227,083
Total investment securities available-for-sale	$1,906,967	$837	$21,794	$1,886,010	$1,839,854	$17,432	$679	$1,856,607

              During the year ended December 31, 2003, investment securities with an amortized cost of $1.48 billion were sold at a net realized gain of $4.7 million, which includes gross gains of $11.2 million and gross losses of $6.5 million. During the year ended December 31, 2002, investment securities with an amortized cost of $97.9 million were sold at a gross realized gain of $10.2 million. Realized gains and losses were calculated using the specific identification method. There were no investment securities pledged by the Company at December 31, 2003 or 2002.

Estimated Maturities of Investment Securities

	December 31, 2003

(dollars in thousands)	Amortized Cost	Fair Value

Due in one year or less	$712,759	$712,324
Due after one year through five years	107,475	107,400
Due after five years through ten years	21,964	21,154
Due after ten years	1,037,909	1,018,272

Subtotal	1,880,107	1,859,150

Equity securities	26,860	26,860

Total securities available-for-sale	$1,906,967	$1,886,010

Note 6. Loans Receivable

              The Company has credit risk on loans to the extent that borrowers fail to repay amounts owed and such amounts are not recovered through collection procedures. During 2002, the Company sold its United Kingdom and Argentina credit card operations. At December 31, 2003, the Company had no significant regional domestic or foreign concentrations of credit risk.

              Loans Held for Securitization or Sale.    In connection with the sale in August 2003 of substantially all the PB loans, the Company reclassified such loans and the related interest receivable to loans held for securitization or sale as of June 30, 2003. The fair value was estimated based upon anticipated terms of the sale. The fair value adjustment of $11.9 million reflects an increase in the allowance for credit losses as a result of the mark to market of the PB loans receivable. Additionally, the decrease in allowance for credit losses of $171.6 million represents the allowance for credit losses that was transferred with the par value of the PB loans, as part of the adjustment to the fair value of $667.1 million.

              At September 30, 2002, the Company transferred $500.0 million of loans receivable, at the lower of cost or fair value, to loans held for securitization or sale. On October 30, 2002, these loans receivable were transferred to the Providian Gateway Master Trust in connection with a securitization transaction, and removed from loans held for securitization or sale on the Company's statement of financial condition.

              At March 31, 2002, the Company reclassified certain higher risk loans to loans held for securitization or sale. The fair value adjustment of $388.2 million in 2002 reflects an increase in the allowance for credit losses as a result of the mark to market of the higher risk loans receivable. Additionally, the decrease in the allowance for credit losses of $985.9 million in 2002 represents the allowance for credit losses that was transferred with the par value of the reclassified higher risk loans, as part of the adjustment to the fair value of $1.61 billion.

              Allowance for Credit Losses.    The following is a summary of changes in the allowance for credit losses for the years ended December 31, 2003, 2002, and 2001.

Allowance for Credit Losses

	Year ended December 31,

(dollars in thousands)	2003	2002	2001

Balance at beginning of period	$1,012,461	$1,932,833	$1,436,004
Provision for credit losses	610,469	903,508	2,014,342
Fair value adjustment—loans held for securitization or sale	11,875	388,230	-
Credit losses	(1,039,775)	(1,387,350)	(1,667,223)
Recoveries	202,462	161,183	149,710
Credit losses on loans held for securitization or sale	(171,606)	(985,943)	-

Balance at end of period	$625,886	$1,012,461	$1,932,833

Note 7. Securitization or Sale of Receivables

              The Company periodically securitizes pools of its loans receivable and issues asset-backed securities in underwritten offerings and private placements through a trust that meets the requirements for non-consolidation. At December 31, 2003 and 2002, the trust had $10.33 billion and $12.33 billion of certificateholders' interest outstanding, of which $8.92 billion and $9.83 billion were held by third parties. The Company retains the remaining interests in the loans receivable transferred to the trust and includes them on its statement of financial condition.

              The Company's securitization transactions create undivided interests in the pool of loans held by the trust and establish certificateholders' interests, a seller's interest, interest-only strips receivable and spread accounts. Certificateholders' interests consist of senior and subordinated investor interests. The senior certificateholders' interests are sold to third party investors, supported with various forms of credit enhancement. When a securitization transaction is entered into, the Company receives the cash proceeds from the sale of securities to third parties, removes the securitized loans and related allowance for credit losses from its statement of financial condition, and records the retained interests in the transaction. The Company typically recognizes a gain on sale from the securitization, due primarily to the release of the related allowance for credit losses and recognition of an interest-only strip receivable, which is partially offset by discounts recognized for the retained subordinated interests.

              The seller's interest is composed of senior and subordinated components. The senior seller's interest represents the seller's undivided interest in the trust loans receivable that are not allocated to the certificateholders' interests, and the principal, interest and fees receivable included in the senior seller's interest are classified as loans receivable on the Company's statement of financial condition. The Company maintains an allowance for credit losses for the principal amount of these loans. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, billed interest and fees, and credit losses, the amount of the senior seller's interest will vary. Periodically, the Company transfers new loans into the securitized pool in order to maintain the seller's interest above the minimum required by the securitization documents or in anticipation of issuing new certificateholders' interests.

              The subordinated component of the seller's interest is the accrued interest receivable ("AIR"), which represents the Company's interest in outstanding accrued interest and fees that are initially allocated to the certificateholders' interests. The AIR is included as a financial component of the securitization transaction in computing the gain on sale. It is valued at the lower of its previous carrying amount or allocated carrying value at the time of the sale and is recorded in due from securitizations on the Company's statement of financial condition.

              The retained certificateholders' interests are securities measured at fair value and included on the Company's statement of financial condition in due from securitizations. The retained subordinated certificateholders' interests consist primarily of non-interest bearing beneficial interests that are repaid after the senior classes. Upon origination of a securitization, the Company recognizes these assets at their allocated carrying value. Generally, the allocated carrying value is less than the face value of the certificate, and the difference is recorded as a reduction to non-interest income—servicing and securitization. At the same time, the Company recognizes the fair value of these assets. The Company's existing retained certificateholders' interests have been classified as held for trading, and the difference between their allocated carrying and fair values at the time of origination is recorded in non-interest income—servicing and securitization. The Company measures fair value through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans.

              Adjustments to record the allocated carrying value of new retained certificateholders' interests at the time of sale during 2003, 2002 and 2001 reduced reported non-interest income—servicing and securitization by $335.6 million, $322.1 million and $229.7 million. These adjustments were partially offset by the allocated carrying value to fair value adjustments of $221.3 million, $152.4 million, and $198.9 million.

              During 2003, 2002, and 2001, the Company securitized $4.92 billion, $3.24 billion, and $8.47 billion of loans receivable. The Company recognized losses of $73.5 million and $130.5 million in 2003 and 2002, and a gain of $55.5 million in 2001, from the initial sale of investor interests to third party investors and the recognition of a gain from the interest-only strip receivable and a loss from the discounts recognized on other retained interests. These amounts exclude the benefit realized from the reduction to the allowance for credit losses recognized at the time of sale.

              The following table presents key economic assumptions used in the initial measurement of the retained subordinated interests for securitizations entered into during the years ended December 31, 2003 and 2002.

Securitization Initial Measurement Assumptions

	Year ended December 31,

	2003	2002

Payment rate(1)	5.7%	5.4%
Expected net credit loss rate	18.0%	18.5%
Weighted average loans receivable life (in years)(2)	0.9	1.0
Discount rate(3)	4.4%-20.0%	7.5-20.0%
Average interest rate margin for third party investors(4)	0.96%	0.75%
(1)
The monthly payment rate represents a forecast of principal collections for the month divided by a forecast of the aggregate amount of principal loans receivable at the beginning of the month. This rate is an average of forecasted monthly rates.

(2)
The weighted average loans receivable life is calculated by multiplying the principal collections expected in each future period by the number of periods until the balance is paid, summing those products, and dividing by the initial principal balance.

(3)
Discount rate assumptions vary based on the relative risk of cash flows, which includes factors such as the level of subordination, the projected repayment term and the credit risk of the securitized loans.

(4)
The interest rate paid to third party investors is a variable rate based on this margin plus the London Interbank Offered Rate (LIBOR) or for the conduit providers that participate in our variable funding series is a commercial paper rate. The average interest rate margin increased in 2003 as a result of third parties acquiring higher levels of the subordinated classes of securitizations, which typically carry higher interest rates.

              Subsequent to the initial fair value recognition, the Company evaluates its retained certificateholders' interests and recognizes changes in their fair market value in non-interest income—servicing and securitization. The fair market value changes reflect the Company's revisions in estimated cash flows and discount rates, including the impact of the remaining term until repayment. As certificateholders' interests approach their expected final payment date, their fair values generally approach their face value and the discounts are accreted, with the amount of such accretion realized in non-interest income—servicing and securitization. The following table summarizes the retained subordinated certificateholders' interests in the Providian Gateway Master Trust as of December 31, 2003 and 2002.

Summary of Retained Subordinated Certificateholders' Interests
in the Providian Gateway Master Trust

	December 31,

(dollars in thousands)	2003	2002
Retained subordinated certificateholders' interests
Face value	$1,411,738	$2,499,100
Discount	(235,422)	(441,857)
Fair market value	1,176,316	2,057,243
Weighted average remaining term (months)	22	17

              The interest-only strip receivable is a retained interest in the interest and fee collections allocated to the certificateholders' interests. This asset represents the present value of estimated future excess servicing expected to be generated by the securitized loans over the period the securitized loans are projected to be outstanding. Excess servicing represents the net positive cash flow from interest and fee collections allocated to the certificateholders' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses. The interest-only strip receivable is recorded at estimated fair value and included in due from securitizations on the Company's statement of financial condition. Subsequent to the initial sale, the Company's securitizations impact its earnings through sales of retained interests, changes in the fair values of its retained interests, including the accretion of the retained interests' discounts, the ongoing recognition of interest-only strips receivable, and the difference in the actual excess servicing received as compared to the amount estimated in calculating the related interest-only strips receivable.

              Spread accounts are cash reserve accounts that can be called upon to fund payments to securitization investors or credit enhancers. The cash in the spread account is released to the Company if certain conditions are met or the securitization terminates with amounts remaining in the spread account. The spread accounts are recorded at estimated fair value in due from securitizations on the Company's statement of financial condition.

              During the revolving period of a securitization, no principal payments are made to the investors. Instead, monthly collections of principal allocated to investors, and other amounts treated as principal collections, are used to fund the purchase of replacement loans receivable, and the Company recognizes additional interest-only strips receivable when this occurs. In addition, to the extent the amount of the excess servicing cash flows received in a month differs from the amount estimated in establishing the related interest-only strip receivable, the Company recognizes servicing and securitization income or loss.

              Valuations of retained subordinated certificateholders' interests, the AIR, interest-only strips receivable, and spread accounts require the Company to use judgment in selecting discount rates, estimating future cash flows, assessing current economic conditions, and assuming the outcome of future events. Retained subordinated certificateholders' interests are discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. In valuing interest-only strips receivable, the Company estimates the interest and fees that will be collected on the securitized loans, credit losses, contractual servicing fees, and repayment trends of the securitized loans to project the amount of excess servicing to be received over the period the securitized loans are projected to be outstanding. The spread accounts are recorded at fair value through a discounted cash flow analysis based on projected repayments of spread account balances to the Company.

              At least quarterly, the Company adjusts the valuations of the retained interests to reflect changes in the amount of the securitized loans outstanding and any changes to the initial assumptions, estimates, and discount rates. The Company also continues to refine the financial models used to obtain more accurate measures of the timing and amount of cash flows. These values can, and will, vary as a result of changes in the level and timing of the cash flows and the underlying economic assumptions. Changes in the estimated fair value of the retained interests are reported as a component of non-interest income—servicing and securitization on the Company's statement of income.

              The Company continues to service the accounts included in the pool of securitized loans and earns a monthly servicing fee, which is generally offset by the servicing costs it incurs. The contractual servicing fee is representative of a market rate and the Company therefore does not currently recognize a servicing asset or liability in connection with its securitizations.

              The following table presents the fair value (carrying value, net of any discounts) of the assets reported in due from securitizations at December 31, 2003 and 2002.

Due from Securitizations

	December 31,

(dollars in thousands)	2003	2002
Retained subordinated certificateholders' interests	$1,176,316	$2,057,243
Interest-only strips receivable	228,856	257,429
Spread accounts	403,802	466,987
Accrued interest receivable	397,951	488,105
Other(1)	171,038	453,618
Total due from securitizations	$2,377,963	$3,723,382
(1)
Amount consists primarily of fund advances to the trust collection account.

              The key economic assumptions used in valuing retained subordinated interests and the sensitivity of the current fair values to immediate 10% and 20% adverse changes in those assumptions at December 31, 2003 are presented in the following table.

Securitization Sensitivities

(dollars in thousands)	Discount Rate	Expected Net Credit Loss Rate	Payment Rate
Current assumptions	6.5%-20.0%	17.7%	5.9%
Impact on fair value of:
10% adverse change	$(28,836)	$(112,884)	$(8,907)
20% adverse change	(56,807)	(196,187)	(17,148)

              The adverse changes to these key economic assumptions are hypothetical and are presented in accordance with SFAS No. 140. As the figures above indicate, changes in fair value based on a 10% adverse change in assumptions generally cannot be extrapolated because the relationship of the change in an assumption to the change in fair value may not be linear. In addition, the effect of changing one assumption on the fair value of the retained subordinated interest is computed without allowing any other assumption to change. In reality, changes in one assumption may result in changes in others (for example, increases in market interest rates may result in lower payments and increased credit losses). Furthermore, the sensitivities presented do not reflect actions that management might take to mitigate the impact of the adverse change. Accordingly, these sensitivities should be used with caution.

              The following table summarizes certain cash flows from and paid in respect of securitizations:

Securitization Cash Flows

	Year ended December 31,

(dollars in thousands)	2003	2002	2001

Proceeds from new securitizations(1)	$1,834,902	$2,030,300	$7,318,000
Proceeds from collections allocated to certificateholders' interests(1)	7,692,984	8,722,096	11,862,399
Servicing fees received	326,796	377,222	421,941
Net cash flows received on retained interests	671,940	123,130	686,755
Principal paid in respect of maturing securitizations(1)	(2,772,800)	(3,173,920)	(2,642,330)
(1)
Cash flows received or paid with respect to third party certificateholders' interests.

              The following table presents quantitative information about delinquencies, net credit losses, and components of securitized loans receivable and other assets managed with them.

Supplemental Loan Delinquency and Credit Loss Information

	Ending Loan Balances		Delinquent Loans 30 Days or More Past Due(1)		Average Loan Balances		Net Credit Losses

	December 31,				Year ended December 31,

(dollars in thousands)	2003	2002	2003	2002	2003	2002	2003	2002

Reported loans(2)	$6,281,403	$6,899,849	$417,131	$689,641	$6,546,748	$9,011,891	$837,312	$1,226,168
Add:
Loans securitized(3)	10,653,351	12,719,752	1,156,096	1,490,124	11,140,680	12,626,985	1,961,130	2,298,993

Total managed loans(2)(4)	$16,934,754	$19,619,601	$1,573,227	$2,179,765	$17,687,428	$21,638,876	$2,798,442	$3,525,161

(1)
Total loans that are 30 days or more past due, divided by total loans, both as of the last day of the period.

(2)
The 2003 and 2002 loans outstanding exclude SFAS No. 133 market value adjustments of $(0.4) million and $7.9 million.

(3)
Represents the total amount of the securitized loans, including retained subordinated certificateholders' interests. These amounts also include accrued interest receivable reclassified to due from securitizations.

(4)
Managed loans represent loans receivable reported on the Company's statement of financial condition and the amounts removed or reclassified from loans receivable through its securitizations.

Note 8. Commitments, Guarantees and Contingencies

              Loan Commitments.    A loan commitment is an agreement to lend to a customer up to a prescribed maximum amount subject to the customer's compliance with the account agreement. The Company can reduce or cancel a credit card commitment by providing the required prior notice to the customer, or without notice if permitted by law. The unfunded commitment represents the total unused portion of the line of credit available to the customer. Customers have not borrowed and the Company does not anticipate that they will borrow the total aggregate lines of credit available to them at the same time. Therefore, the total unfunded commitment amounts do not necessarily represent future cash requirements. Total unfunded commitments at December 31, 2003 and 2002 were $20.34 billion and $15.66 billion.

              Guarantees.    In January 2003, the Company entered into a pledge agreement with an insurer with respect to certain obligations owing to the insurer in connection with two series of the Providian Gateway Master Trust. In exchange for the insurer agreeing to a reduction in the base rate used for the purpose of calculating the excess spread early amortization event for those two series, the Company pledged $30.0 million held in a deposit account as security for the payment to the insurer of amounts owing to it in connection with these transactions. The pledge will continue in effect until the investor certificates and all amounts owing to the insurer with respect to the two series are paid. In accordance with the pledge agreement, the pledged collateral was reduced upon the repayment of one of the series that occurred on September 15, 2003. The remaining amount of the pledged collateral at December 31, 2003 was $13.6 million. The remaining series related to the pledge has an expected final payment date of September 15, 2005. The Company does not currently expect that performance under this pledge will be required.

              In August 2002, the Company sold its interest in a limited liability entity that constructed and operated a synthetic fuel plant. Through its interest in the entity, the Company had received certain tax credits and tax deductions. In connection with the sale of the plant to a third party, the Company guaranteed certain obligations of the limited liability entity under the purchase and sale agreement. The guarantee covers the seller's obligation to indemnify the purchaser against losses arising out of the seller's breach of the purchase and sale agreement and its failure to repurchase the assets if tax credits are not available to the purchaser. The Company's guarantee is capped at $6.2 million plus the amounts of additional contingent future payments made to the Company arising from fuel production from the plant. At December 31, 2003, the guaranteed amount was $10.4 million.

              The Company enters into various agreements that contain general indemnification provisions, primarily in connection with sale of asset agreements and service contracts. These provisions typically require the Company to make payments to another party to indemnify them against losses that may be incurred due to actions taken by the Company prior to entering into the agreement, due to breach of representations, warranties and covenants made in connection with the agreement and due to possible changes in or interpretations of tax law. The Company cannot estimate the potential future impact of these agreements since this would require an assessment of future claims that may be made against the Company. Based on historical experience, the Company does not currently expect the risk of loss under these indemnification provisions to have a material adverse effect on its financial condition or results of operations, but it cannot give any assurance that they will not have such an effect.

              Litigation.    The Company is subject to various pending and threatened legal actions, including actions arising in the ordinary course of business from the conduct of its activities. While the Company believes that it has substantive defenses and intends to defend the actions vigorously, it cannot predict the ultimate outcome or the potential future impact on the Company of such actions. The Company does not currently expect any of the actions affecting it to have a material adverse effect on its financial condition or results of operations, but it cannot give any assurance that they will not have such an effect.

Note 9. Premises, Equipment, and Lease Commitments

Summary of Premises and Equipment

	December 31,

(dollars in thousands)	2003	2002
Premises	$41,522	$40,470
Equipment and furniture	267,849	270,203
Leasehold improvements	61,101	70,811
Land	2,723	2,723
	373,195	384,207
Less accumulated depreciation and amortization	288,997	264,947
Premises and equipment, net	$84,198	$119,260

              Premises primarily includes buildings owned and related improvements. The estimated useful lives of buildings are 30 years. Leasehold improvement lives vary consistent with the shorter of the asset life or remaining lease term. The useful life of equipment ranges from three to ten years. Depreciation expense for premises and equipment and furniture for the years ended December 31, 2003, 2002, and 2001 was $34.0 million, $67.0 million, and $52.9 million. Amortization expense for leasehold improvements for the years ended December 31, 2003, 2002, and 2001 was $10.8 million, $13.0 million, and $17.3 million.

              The Company generally leases office space and equipment under long-term operating leases. The office lease agreements have expiration dates ranging from January 1, 2003 through June 30, 2007, in some cases with five-year renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass-through of operating expenses and property taxes and totaled $38.4 million, $83.7 million, and $77.8 million for the years ended December 31, 2003, 2002, and 2001.

Future Minimum Rental Payments Under Noncancellable Operating Leases

Year	Amount (dollars in thousands)
2004	$36,002
2005	24,425
2006	14,282
2007	817
2008	82
Thereafter	47
Total minimum lease payments	$75,655

              At December 31, 2003, the Company had accrued approximately $12.1 million for committed future lease costs associated with property no longer in use.

Note 10. Deposits

              The Company accepts time deposits with terms in excess of three months. Time deposits in amounts of $100,000 or more totaled $7.31 billion and $8.80 billion at December 31, 2003 and 2002. At December 31, 2003, the Company had $681.2 million of deposits without a contractual maturity.

Summary of Contractual Maturities of Time Deposits

Amount (dollars in thousands)
2004	$3,487,734
2005	1,948,205
2006	1,901,576
2007	674,038
2008	699,798
Thereafter	708,474
9,419,825
Deposits without contractual maturity	681,232
Total deposits	$10,101,057

Note 11. Short-Term Borrowings

              Short-term borrowings consist of senior bank notes maturing in less than one year. The table below summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 2003 and 2002. For purposes of comparability, certain prior period amounts have been reclassified.

Summary of Short-Term Borrowings

	December 31,

	2003		2002

(dollars in thousands)	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate

6.70% senior bank notes maturing in 2003	$-	-	$91,563	6.70%
6.65% senior bank notes maturing in 2004	108,848	6.65%	-	-
	108,848		91,563
Less unamortized discount and issuance costs	20		34
Total short-term borrowings	$108,828		$91,529

Note 12. Long-Term Borrowings and Capital Securities

              Long-term borrowings and capital securities consist of borrowings having an original maturity of one year or more. For purposes of comparability, certain prior period amounts have been reclassified.

Summary of Long-Term Borrowings and Capital Securities

	December 31,

(dollars in thousands)	2003	2002

Long-Term Borrowings
6.65% senior bank notes maturing in 2004(1)	$-	$108,801
3.25% convertible senior notes maturing in 2005	343,302	343,302
Zero coupon convertible senior notes maturing in 2021(2)	442,310	425,135
4.00% convertible senior notes maturing in 2008	287,500	-
9.525% junior subordinated deferrable interest debentures maturing in 2027	109,281	-
	1,182,393	877,238
Less unamortized issuance costs	18,872	13,190
Total long-term borrowings	$1,163,521	$864,048
Capital Securities
Company obligated mandatorily redeemable capital securities	$-	$104,332
(1)
Amount at December 31, 2003 is due in one year or less and has been classified as short-term borrowings.
(2)
Amount includes the accreted portion of a yield to maturity of 4.00% per year.

              Senior Bank Notes.    The senior bank notes are direct unconditional, unsecured general obligations of PNB and are not subordinated to any other indebtedness of PNB. The senior bank notes consist of fixed rate senior obligations with original terms of three and five years. Interest is payable semiannually. During 2003, 2002, and 2001, PNB made interest payments of $10.4 million, $17.6 million, and $34.0 million on its outstanding senior bank notes. During 2002 and 2001, PNB repurchased and retired $7.1 million and $126.2 million in principal amount of senior bank notes, recognizing gains of $0.6 million and $2.2 million, which were included in non-interest income—other in the Company's consolidated statements of income. No senior bank notes were repurchased during 2003.

              Convertible Senior Notes.    In August 2000, the Company issued $402.5 million of 3.25% convertible senior notes due August 15, 2005 with interest payable semiannually on February 15 and August 15 of each year, commencing on February 15, 2001. These senior notes are convertible, at the option of the holders, at the conversion rate of 14.4892 shares (split adjusted) of the Company's common stock for each $1,000 of note principal. The Company has the option to redeem these convertible senior notes on or after August 20, 2003. During 2001, the Company repurchased $59.2 million principal amount of the 3.25% convertible senior notes resulting in a $20.5 million gain, which was recorded as part of non-interest income—other in the Company's consolidated statements of income. There were no such repurchases during 2002 or 2003. Holders may require the Company to purchase their notes following a change of control, as defined in the related indenture supplement.

              In February 2001, the Company issued $884.0 million principal amount at maturity of 4.00% zero coupon convertible senior notes due on February 15, 2021, with interest computed on a semiannual bond equivalent basis. The convertible notes are convertible at the option of the holder, if specified conditions are met, into shares of the Company's common stock at a conversion rate of 6.2240 shares of common stock per note. The Company may redeem all or a portion of the convertible notes for cash at any time on or after February 15, 2006. During 2001, the Company repurchased $12.5 million principal amount at maturity zero coupon convertible senior notes resulting in a $2.1 million gain, which was recorded as part of non-interest income—other in the Company's consolidated statements of income. There were no such repurchases during 2002 or 2003. Holders may require the Company to purchase their notes at a price per note on February 15, 2006 of $552.07, on February 15, 2011 of $672.97 and on February 15, 2016 of $820.35. In addition, holders may require the Company to purchase their notes following a change of control, as defined in the related indenture supplement, on or before February 15, 2006.

              On May 27, 2003, the Company issued $287.5 million of 4.00% convertible senior notes due May 15, 2008 with interest payable semiannually on May 15 and November 15 of each year, commencing on November 15, 2003. If specified conditions are met, these notes are convertible at the option of the holders at the conversion rate of 76.8758 shares of the Company's common stock for each $1,000 of note principal. In addition, contingent interest is required to be paid to holders if certain specified conditions are met. The Company may not redeem the notes prior to their maturity. Holders may require the Company to purchase their notes following a fundamental change, as defined in the related indenture supplement.

              Company Obligated Mandatorily Redeemable Capital Securities.    In 1997, through Providian Capital I, a wholly owned subsidiary statutory business trust, the Company issued mandatorily redeemable preferred securities, which accumulate accrued distributions that are payable semiannually. The Company has the right to defer payment of interest on the capital securities at any time and from time to time, for a period not exceeding 10 consecutive semiannual periods with respect to each deferral period, provided that no extension period may extend beyond the stated maturity. During any such extension period, the Company's ability to pay dividends on its common stock would be restricted. The Company has the right to cause the redemption of the capital securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price depends on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the capital securities. The sole assets of Providian Capital I are $109.3 million in aggregate principal amount of the Company's 9.525% junior subordinated deferrable interest debentures due February 1, 2027 and the right to reimbursement of expenses under a related expense agreement with the Company. The Company's obligations under the capital securities constitute a full and unconditional guarantee. During 2002 and 2001, distributions totaling $9.9 million and $10.7 million on the capital securities were included in non-interest expense—other in the Company's consolidated statements of income. During 2003, distributions totaling $5.0 million for the first and second quarters of 2003 were recorded in non-interest expense—other in the Company's consolidated statements of income, and distributions totaling $4.9 million for the third and fourth quarters of 2003 were recorded as interest expense as a result of the adoption of FIN 46 for the trust—see discussion below. During 2001, the Company repurchased and retired $6.7 million principal amount of the capital securities, and recorded a $3.1 million gain as part of non-interest income—other in the Company's consolidated statements of income. The Company did not repurchase any of the capital securities during 2002 or 2003.

              In accordance with FIN 46 (see Note 3 to Consolidated Financial Statements), the Company has determined that Providian Capital I is a VIE and that the Company is not the primary beneficiary, as the Company would not absorb a majority of the trust's expected losses if they were to occur. The Company adopted the provisions of FIN 46 in relation to the trust during the third quarter of 2003. As a result, the Company deconsolidated the trust effective July 1, 2003 and is no longer reporting the capital securities on its statement of financial condition. At December 31, 2003, the Company reported $109.3 million in junior subordinated deferrable interest debentures related to the capital securities in long-term borrowings and the Company's equity investment in the trust of $5.0 million in other assets. In addition, the Company reported the related interest as interest expense and its equity in the earnings of the nonconsolidated trust as non-interest income—other for the third and fourth quarters of 2003.

Note 13. Income Taxes

              The following table presents the components of the Company's income tax expense related to continuing operations.

Summary of Income Tax Expense

	Year ended December 31,

(dollars in thousands)	2003	2002	2001

Current
Federal	$(144,630)	$(474,932)	$380,439
State	(6,002)	24,381	41,808
	(150,632)	(450,551)	422,247
Deferred
Federal	258,334	539,474	(320,304)
State	20,386	(39,917)	(518)
	278,720	499,557	(320,822)
Net income tax expense	$128,088	$49,006	$101,425

              Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Summary of Deferred Taxes

	December 31,

(dollars in thousands)	2003	2002

Deferred Tax Liabilities
Deferred loan acquisition costs	$4,209	$4,475
Other	43,757	28,805
	47,966	33,280
Deferred Tax Assets
Allowance for credit losses	93,910	208,333
Loan securitization income	38,641	147,768
Deferred fee revenue	34,769	110,939
Long-term incentive accruals	7,528	12,608
State taxes	7,718	584
Other	81,428	47,194
	263,994	527,426
Net deferred tax assets before unrealized losses	216,028	494,146
Unrealized losses (gains) on:
Securities available-for-sale	8,477	(6,617)
Net deferred tax assets	$224,505	$487,529

              The Company has federal income tax loss carryforwards of $17.4 million that expire over the period 2016 through 2018, and state loss carryforwards of $467.6 million that expire over the period 2005 through 2014. The Company believes that it will fully realize its total deferred income tax assets as of December 31, 2003, based on the Company's recoverable taxes from prior carryback years, total deferred income tax liabilities, and expected future levels of operating income.

Reconciliation of Statutory Tax Rate

(percent of pre-tax income)	2003	2002	2001

Statutory federal rate	35.0%	35.0%	35.0%
State income taxes	4.5	4.7	5.6
State change in accounting for bad debts	-	(15.0)	-
Other	-	(0.2)	(1.0)
Effective tax rate	39.5%	24.5%	39.6%

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

Note 14. Derivative Financial Instruments

              The Company's principal objective in entering into derivative financial instruments is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in repricing characteristics as between interest-earning assets and interest-bearing deposits and other liabilities. The goal is to maintain levels of net interest income while reducing interest rate risk and facilitating the funding needs of the Company. To achieve that goal, the Company uses a combination of interest rate risk management instruments, including interest rate swap and cap agreements, with maturities, as of December 31, 2003, ranging from 2004 to 2016.

              When interest rate risk management instruments are used to hedge reported assets and liabilities, the net receipts or payments are recognized as an adjustment to interest income or interest expense. As of December 31, 2003 and 2002, the Company had $288.2 million and $918.2 million in notional amount of interest rate swaps outstanding.

              The average effective interest rate on the Company's interest-bearing liabilities after giving effect to the swaps was 4.92%, 5.23%, and 5.84% for the years ended December 31, 2003, 2002, and 2001. For the years ended December 31, 2003, 2002, and 2001, interest rate swap agreements reduced interest expense by $4.5 million, $1.3 million, and $8.3 million.

              The average effective interest rate on the Company's interest-earning assets after giving effect to the swaps was 8.35%, 11.01%, and 14.30% for the years ended December 31, 2003, 2002, and 2001. For the years ended December 31, 2003, 2002, and 2001, interest rate swap agreements increased interest income by $0.2 million, $0.5 million, and $1.2 million.

Expected Maturities and Weighted Average Interest Rates of Derivative Financial Instruments

		Maturing in
	Balance at December 31, 2003
(dollars in thousands)		2004	2005	2006	Thereafter

Swaps—Receive Fixed/Pay Variable
Notional value	$288,200	$61,000	$-	$-	$227,200
Weighted average pay rate	1.17%	1.16%	-	-	1.17%
Weighted average receive rate	6.10%	4.75%	-	-	6.43%

Note: For this summary, variable rates are held constant for future periods at their effective rates as of their most recent reset date prior to December 31, 2003.

              The following table presents the notional value of the Company's interest rate swap agreements that are designated as fair value hedges and the specific assets or liabilities to which they are linked.

Notional Value of Fair Value Hedge Swaps

	December 31, 2003

(dollars in thousands)	Receive Fixed	Pay Fixed	Total

Loans	$-	$-	$-
Certificates of deposit	288,200	-	288,200
Total notional value of fair value hedge swaps	$288,200	$-	$288,200
	December 31, 2002

(dollars in thousands)	Receive Fixed	Pay Fixed	Total

Loans	$-	$600,000	$600,000
Certificates of deposit	318,200	-	318,200
Total notional value of fair value hedge swaps	$318,200	$600,000	$918,200

              The Company has also entered into interest rate cap agreements, the effect of which is to establish maximum interest rates on a portion of its managed funding sources. To the extent the Company has funded fixed rate receivables with variable rate deposits or debt, the interest rate caps are designed to protect net interest margin. To the extent the Company has securitized fixed rate receivables using variable rate instruments, the interest rate caps are designed to protect excess servicing income. As of December 31, 2002 the company had $3.0 million in notional amount of interest rate caps outstanding that were used to reduce the Company's exposure to interest rate risk. The Company received no interest rate cap agreement interest payments in 2003, 2002, or 2001. As of December 31, 2003 the Company had no interest rate caps outstanding.

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

              Foreign currency exchange rate risk refers to the potential changes in current and future earnings or capital arising from movements in foreign exchange rates. During the first half of 2002 the Company's foreign currency exposure was primarily limited to its investment in foreign subsidiaries and branches and non-functional currency assets and liabilities. The Company used foreign exchange forward contracts to reduce its foreign currency exchange rate risk. During the second quarter of 2002 the Company completed the sales of all of its foreign business operations as part of a corporate reorganization. At that time all outstanding foreign exchange forward contracts were terminated.

Note 15. Discontinued Operations

              During the fourth quarter of 2001, the Company determined that it would sell its United Kingdom and Argentina credit card operations and the sales of these operations were completed in the second quarter of 2002. Pursuant to Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reclassified the balances relating to its United Kingdom and Argentina operations on its 2002 and 2001 consolidated financial statements to reflect the disposition of these operations. The revenues, costs and expenses, and cash flows of these operations have been segregated in the Company's consolidated statements of income and consolidated statements of cash flows for 2002 and 2001 and have been separately reported as "discontinued operations."

              There were no results from discontinued operations for the year ended December 31, 2003. For the year ended December 31, 2002, income from discontinued operations was $67.2 million, net of related tax expense of $43.8 million, compared to a loss of $118.2 million, net of related tax benefit of $77.2 million, for the year ended 2001. The sale of the Company's United Kingdom operations generated a 2002 pre-tax gain of $95.6 million on proceeds of over $600 million. The sale of the Company's Argentina operations generated a pre-tax gain of $8.0 million in 2002. During the fourth quarter of 2001, the Company had recognized $133 million in charges primarily related to the estimated losses from the devaluation of the Argentine peso and the reclassification of the Argentine operations as a discontinued operation.

Note 16. Asset Sales

              In February 2002, the Company sold its interests in the Providian Master Trust, which primarily consisted of $1.4 billion of reported loans receivable and $472 million of retained subordinated interests held by PNB. As of the date of sale, the Providian Master Trust contained nearly $8 billion of loans receivable arising from approximately 3.3 million active credit card accounts. This transaction resulted in cash proceeds of approximately $2.8 billion and a first quarter 2002 gain of approximately $401.9 million, which was included in non-interest income.

              Also in February 2002, the Company agreed with investors to terminate a securitization transaction that funded approximately $410 million of receivables arising from a portfolio of accounts acquired in 1998. Substantially all of these receivables were included in the structured sale of the $2.4 billion higher risk asset portfolio completed in June 2002, which is described below.

              In June 2002, the Company completed the structured sale of the $2.4 billion higher risk asset portfolio transferred to loans held for securitization or sale during the first quarter of 2002. In addition to charges of $388.2 million to adjust the portfolio to fair value and $15.1 million in related transaction expenses during the first quarter of 2002, the Company recognized a loss in the second quarter of 2002 of $4.5 million related to the reduction in carrying value of the receivables in the portfolio and related transaction costs.

              In December 2002, the Company sold substantially all of the receivables it held associated with its business of purchasing and collecting other companies' charged-off receivables. The Company recognized a $41.9 million loss on the sale.

              On August 1, 2003, the Company completed the sale of 435,000 credit card accounts with $859.6 million in outstanding balances and related interest receivable, which comprised substantially all of the credit card loans of PB. The Company transferred servicing of the receivables in August 2003.

Effective June 30, 2003, the Company reclassified the PB loans and related accrued interest receivable to loans held for securitization or sale and recognized a loss of approximately $8 million.

              In October 2003, the Company entered into an agreement to sell certain assets of its subsidiary, GetSmart.com. The Company completed the sale in December 2003. Under the terms of the agreement, the Company sold the lender and marketing agreements, trademarks, intellectual property and certain fixed assets, but retained the outstanding receivables generated from fees owed by lenders and other participants offering their products through GetSmart.com. During the fourth quarter of 2003, the Company recognized an after-tax gain of $6.9 million with respect to the sale.

Note 17. Capital Requirements

              The Company's banking subsidiary, PNB, is subject to various regulatory capital requirements administered by its regulators. Under these requirements, PNB must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators with respect to components, risk weightings, and other factors. Failure to meet minimum capital requirements can result in mandatory and discretionary actions by regulators that, if undertaken, could have a material effect on the Company's consolidated financial statements.

              The quantitative measures under applicable capital adequacy regulatory guidelines require that the Company's banking subsidiary maintain minimum ratios of Total and Tier 1 risk-based capital to risk-weighted assets (Total and Tier 1 Risk-Based Capital Ratios) and of Tier 1 risk-based capital to adjusted average total assets (Leverage Ratio), as shown on its quarterly Call Reports. PNB met all regulatory capital adequacy requirements to which it was subject at December 31, 2003 and 2002. As the merger of PB into PNB was completed effective December 31, 2003, capital ratios for PB are not presented separately as of December 31, 2003. As of December 31, 2003, capital ratios for PNB were above the "well capitalized" levels on a Call Report basis under the regulatory capital guidelines. PNB has exceeded the "well capitalized" level since March 31, 2002. The applicable minimum capital requirements on a Call Report basis are set forth in the table below.

Capital Adequacy
(Call Report Basis)

	Total Risk-Based Capital		Tier 1 Risk-Based Capital		Tier 1 Leverage Ratio

(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2003
Providian National Bank
Actual	$3,377,107	21.27%	$3,003,755	18.92%	$3,003,755	20.89%
Minimum adequately capitalized	1,269,925	8.00%	634,962	4.00%	575,261	4.00%
Minimum well capitalized	1,587,406	10.00%	952,444	6.00%	719,076	5.00%
December 31, 2002
Providian National Bank
Actual	$3,040,606	11.90%	$2,611,597	10.22%	$2,611,567	17.45%
Minimum adequately capitalized	2,044,766	8.00%	1,022,383	4.00%	598,778	4.00%
Minimum well capitalized	2,555,957	10.00%	1,533,574	6.00%	748,473	5.00%
Providian Bank
Actual	177,189	19.75%	163,789	18.25%	163,789	9.12%
Minimum adequately capitalized	71,780	8.00%	35,890	4.00%	71,834	4.00%
Minimum well capitalized	89,725	10.00%	53,835	6.00%	89,793	5.00%

              Pursuant to the Capital Plan, PNB's capital is also evaluated under the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance"). Application of the Subprime Guidance results in a higher overall risk weighting on the loan portfolio as a whole than would otherwise be required by the regulations. Under the methodology utilized under the Capital Plan for determining risk weightings, our banking subsidiary has segmented its standard and middle market loan portfolios into several categories according to its internal credit scores and historical and projected charge-off rates. As applied by PNB as of December 31, 2003, this methodology resulted in a weighted average risk weighting of 152% against reported standard and middle segment loans of $3.96 billion. Such risk weightings are subject to change depending upon conditions in our loan portfolio and/or changes in regulatory guidance. Managed loans outstanding to customers in the standard and middle segments was approximately $14.60 billion as of December 31, 2003.

              As of December 31, 2003, PNB met its Capital Plan commitment to maintain capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings. This commitment is based upon a total risk-based capital ratio excluding from the calculation the effect of adopting the AIR guidance. PNB's total risk-based capital ratio based on such calculation was 18.54% as of December 31, 2003. PNB has the additional commitment of achieving by June 30, 2004, and thereafter maintaining, capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings and including in the calculation the effect of adopting the AIR guidance. At December 31, 2003, PNB's total risk-based capital ratio on a Subprime Guidance, including the effect of adopting the AIR guidance, was 16.98%, exceeding the "well capitalized" level that it has committed to achieve by June 30, 2004.

PNB Capital Ratios
(Applying Subprime Guidance, including AIR)

Capital Ratios as of December 31, 2003

Total risk-based	16.98%
Tier 1	14.99%
Leverage	20.89%

Note 18. Shareholders' Equity

              During 2003, the Company modified its dividend reinvestment and direct stock purchase plan to include a direct stock purchase component for optional cash investments over $10,000. The dividend reinvestment component of the plan permits the Company's shareholders to designate all or a portion of their cash dividends, if any, on their Providian Financial Corporation common stock for reinvestment in additional shares of the Company's common stock. The direct stock purchase component permits participants and new investors to purchase shares of the Company's common stock by making optional cash investments of $100 to $10,000 per month. The plan also allows participants and new investors to obtain a waiver from the Company that allows them to make optional cash investments in excess of $10,000 in a month. Waivers are used to control the amount of stock issuance for any given offering.

              The purpose of the plan is to provide the Company's shareholders and other investors with a convenient and economical method of purchasing shares of the Company's common stock and reinvesting all or a portion of their cash dividends, if any, in additional shares of the Company's common stock. To the extent additional shares are purchased directly from the Company, the plan also provides a means for the Company to raise capital through the direct sale of common stock.

              Initially, 14,000,000 shares of common stock have been authorized to be issued and registered under the Securities Act for offering pursuant to the plan. Because the Company expects to continue the plan indefinitely, the Company expects to authorize and register additional shares from time to time as necessary for purposes of the plan. Shares issued by the Company would have a dilutive effect. For the year ended December 31, 2003, all shares purchased under this program have been acquired by the program administrator on the open market rather than issued by the Company.

              During 2001, the Company was party to several agreements in which it contracted to purchase shares of its common stock on a forward basis. The Company used these forward equity purchase agreements to acquire shares of common stock to be issued under the Company's stock incentive plans. The Company accounts for forward equity purchase contracts in accordance with EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." At December 31, 2001, there were no forward purchase agreements in place. The Company did not participate in any forward purchase agreements to purchase its common stock during 2003 or 2002.

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

Note 19. Cumulative Other Comprehensive Income

              The components of cumulative other comprehensive income, net-of-taxes, for the years ended December 31, 2003, 2002, and 2001 are presented in the following table.

Cumulative Other Comprehensive Income Components

(dollars in thousands)	Unrealized Gain (Loss) on Securities	Foreign Currency Translation	Cumulative Other Comprehensive Income

Balance at December 31, 2000	$21,513	$(421)	$21,092
Other comprehensive income	(18,042)	(1,074)	(19,116)
Tax benefit	7,407	424	7,831
Balance at December 31, 2001	$10,878	$(1,071)	$9,807
Other comprehensive income	(1,637)	1,771	134
Tax benefit (expense)	647	(700)	(53)
Balance at December 31, 2002	$9,888	$-	$9,888
Other comprehensive income	(36,972)	-	(36,972)
Tax benefit	14,604	-	14,604
Balance at December 31, 2003	$(12,480)	$-	$(12,480)

Note 20. Earnings Per Common Share

              The following table sets forth the computation of both the basic and the assumed conversion methods of earnings per common share.

Computation of Earnings Per Common Share

	Year ended December 31,

(dollars in thousands, except per share data)	2003	2002	2001
Basic
Income from continuing operations	$196,185	$151,010	$155,322
Discontinued operations, net-of-taxes	-	67,156	(118,271)
Cumulative effect of change in accounting principle, net-of-taxes	-	-	1,846
Net income available to common shareholders	$196,185	$218,166	$38,897
Weighted average common shares outstanding	287,125	285,001	284,299
Earnings per common share:
Income from continuing operations	$0.68	$0.53	$0.55
Discontinued operations, net-of-taxes	-	0.24	(0.42)
Cumulative effect of change in accounting principle, net-of-taxes	-	-	0.01
Net income per common share	$0.68	$0.77	$0.14
Diluted
Income from continuing operations with assumed conversions	196,185	151,010	155,322
Discontinued operations, net-of-taxes	-	67,156	(118,271)
Cumulative effect of change in accounting principle, net-of-taxes	-	-	1,846
Net income available to common shareholders with assumed conversions	$196,185	$218,166	$38,897
Weighted average common shares outstanding	287,125	285,001	284,299
Plus: Incremental shares from assumed conversions
Restricted stock issued—non vested	1,523	3,816	774
Employee stock options	2,083	225	4,549
Convertible senior notes(1)	-	-	-
Dilutive potential common shares	3,606	4,041	5,323
Adjusted weighted average common shares	290,731	289,042	289,622
Earnings per common share:
Income from continuing operations	$0.67	$0.52	$0.54
Discontinued operations, net-of-taxes	-	0.23	(0.42)
Cumulative effect of change in accounting principle, net-of-taxes	-	-	0.01
Net income per common share	$0.67	$0.75	$0.13
(1)
For the years ended December 31, 2003 and 2002, the assumed conversion of the Company's convertible senior notes to 4,974,000 shares and the related reduction of $6.8 million, net-of-taxes, in interest expense on the Company's 3.25% convertible senior notes, were not included in the computation of diluted earnings per common share because the inclusion would be antidilutive. For the year ended December 31, 2001, the conversion to 5,606,000 common shares and the related reduction of $7.6 million, net-of-taxes, in interest expense was not included because the inclusion would be antidilutive.

Note 21. Stock-Based Compensation Plans

              At December 31, 2003, the Company had three stock-based compensation plans: the 2000 Stock Incentive Plan, the 1999 Non-Officer Equity Incentive Plan, and the 1997 Employee Stock Purchase Plan.

              2000 Stock Incentive Plan.    The 2000 Stock Incentive Plan (the "2000 Plan") is an amendment, restatement and combination of the Company's 1997 Stock Option Plan and Stock Ownership Plan. The Company's shareholders approved the combination of the 1997 Stock Option Plan and the Stock Ownership Plan and the material terms of the 2000 Plan in May 2000.

              The 2000 Plan provides for grants of incentive and nonqualified stock options to employees, non-employee directors, and consultants. Stock options granted under the 2000 Plan have been granted with an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of ten years and are subject to forfeiture during the vesting period. During 2003, the Company granted nonqualified options to purchase 6,374,303 shares of the Company's common stock to employees, non-employee directors, and consultants under the 2000 Plan.

              The 2000 Plan also provides for grants of restricted and nonrestricted stock to employees, non-employee directors, and consultants. Restricted stock is subject to forfeiture during the vesting period. During 2003, the Company granted 936,440 shares of restricted stock and 25,833 shares of nonrestricted stock to employees and non-employee directors under the 2000 Plan. The Company records the market value of restricted stock grants as deferred compensation at the time of grant and amortizes such amounts over the applicable vesting period.

              The 2000 Plan permits a maximum of 12,000,000 shares of the Company's common stock to be granted as restricted stock or nonrestricted stock, and for a combined maximum of 47,812,572 shares of the Company's common stock to be issued in conjunction with the exercise of stock options granted and grants of restricted and nonrestricted stock. The number of shares available for future awards and the number of shares covered by each outstanding award under the 2000 Plan are subject to adjustment for any future splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the 2000 Plan. As of December 31, 2003, the number of common shares available for future grants under the 2000 Plan was 8,289,824 shares.

              1999 Non-Officer Equity Incentive Plan.    The Board of Directors of the Company adopted the 1999 Non-Officer Equity Incentive Plan (the "Non-Officer Plan") in May 1999. The Non-Officer Plan has not been approved by shareholders. Employees and consultants of the Company and its affiliates who are not officers or directors of the Company or of any affiliate are eligible to receive awards under the Non-Officer Plan.

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

              The Non-Officer Plan allows a maximum of 9,000,000 shares of the Company's common stock to be issued in conjunction with the exercise of stock options granted and grants of restricted or nonrestricted stock. The number of shares available for future awards and the number of shares covered by each outstanding award under the Non-Officer Plan are subject to adjustment for any future splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the Non-Officer Plan. During 2003, the Company granted nonqualified options to purchase 1,185,000 shares of the Company's common stock to employees under the Non-Officer Plan. As of December 31, 2003, the number of common shares available for future grants under the Non-Officer Plan was 4,891,458 shares.

Summary of Stock Options Outstanding and Exercisable

	Outstanding options			Exercisable options

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$2.50-10.00	14,128,059	8.44	$6.86	3,182,063	$6.27
10.01-15.00	2,042,046	3.60	10.77	1,987,046	10.73
15.01-20.00	1,937,000	4.35	19.63	1,937,000	19.63
20.01-35.00	94,906	5.19	26.48	94,906	26.48
35.01-50.00	3,672,390	6.23	41.85	3,672,390	41.85
50.01-65.00	3,650,957	6.63	56.10	2,936,081	57.12
	25,525,358	7.15	$20.29	13,809,486	$29.20

              At December 31, 2003, 2002 and 2001, options for 13,809,486, 12,250,305, and 14,289,995 shares of common stock, respectively, were exercisable at a weighted average exercise price of $29.20, $32.77, and $25.97 per common share for each respective year.

Summary of Stock Option Plans Activity

	2003		2002		2001

	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of year	22,989,593	$26.18	25,244,514	$34.20	23,881,495	$30.96
Granted	7,559,303	7.42	8,122,500	6.78	5,994,750	45.81
Exercised	(542,179)	7.24	(9,596)	6.20	(2,408,690)	18.09
Forfeited	(4,481,359)	30.35	(10,367,825)	30.53	(2,223,041)	48.22
Outstanding at end of year	25,525,358	$20.29	22,989,593	$26.18	25,244,514	$34.20

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

              Forfeited activity includes both forfeited and expired options.

              1997 Employee Stock Purchase Plan.    The Company's 1997 Employee Stock Purchase Plan (the "ESPP") is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The Company's shareholders approved the ESPP in May 1998.

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

              The ESPP authorizes a maximum of 3,000,000 shares of common stock to be issued to eligible employees. The number of shares available to be issued under the ESPP is subject to adjustment for any future splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the plan documents. During 2003, employees purchased 501,497 shares of the Company's common stock at an average price of $5.11 under the ESPP. As of December 31, 2003, the number of shares available for future purchases by employees under the ESPP was 1,142,712 shares.

Note 22. Defined Contribution 401(k) Plan

              The Company sponsors a defined contribution 401(k) plan offering tax deferred investment opportunities to substantially all of its employees. Employees may elect to make pre-tax contributions and, prior to January 1, 2004, after-tax contributions, up to the limits set by the Internal Revenue Service. Prior to January 1, 2004, the Company made matching contributions in an amount determined at the discretion of the Company. During 2003, matching contributions were made at a level equal to $0.55 for each dollar of an employee's contributions for contributions up to 6% of eligible compensation. An employee's rights in the matching contributions vest in annual one-third increments beginning at the completion of the first year of employment (except for employees whose employment terminated before January 1, 2002, in which case 50% of the matching contributions vested after three years of employment and 100% after four years of employment). Prior to January 1, 2002, the Company made these matching contributions in shares of the Company's common stock. Beginning January 1, 2002, employees may convert the accumulated shares of common stock received in connection with the Company's matching contributions, and they may direct future matching contributions, into other investments offered under the 401(k) plan. Employee contributions are invested at the direction of the employee. Up to 25% of an employee's contributions may be invested, at the employee's direction, in the Company's common stock.

              The Company uses matching contributions forfeited by employees when they leave the Company to offset future employer contributions. As of December 31, 2003, the 401(k) plan held 2,583,005 shares of the Company's common stock with a market value of $30.1 million. For the year ended December 31, 2003, the 401(k) plan received no dividends from the Company for shares of common stock held. Total matching contributions for the years ended December 31, 2003, 2002, and 2001 were $4.3 million, $6.0 million, and $7.5 million. The cost to the Company of making these matching contributions, net of forfeitures, was $4.2 million, $5.7 million, and $5.7 million for the years ended December 31, 2003, 2002, and 2001.

              In addition, the Company makes retirement contributions to the 401(k) plan for employees who are employed on the last day of the year and who have completed at least one year of employment, regardless of whether such employees contribute to the 401(k) plan. The Company uses retirement contributions forfeited by employees when they leave the Company to offset future contributions. The Company anticipates a retirement contribution to the 401(k) plan of $5.9 million for the year ended December 31, 2003. The cost, net of forfeitures, to the Company of this contribution is expected to be $4.3 million. The Company made total retirement contributions of $10.5 million, and $13.5 million for the years ended December 31, 2002 and 2001. The cost, net of forfeitures, to the Company for making these contributions was $7.1 million and $9.3 million. The retirement contributions vest at the rate of 20% on completion of the third year of employment and 20% for each completed year of employment thereafter.

              As a result of the Company's significant workforce reductions since 2001, a partial plan termination of the 401(k) plan occurred under the Internal Revenue Code and applicable regulations. Pursuant to these regulations, the Company's matching contributions and retirement contributions in the 401(k) plan accounts of all employees whose employment by the Company was terminated in connection with the workforce reductions became fully vested. The financial impact of this partial plan termination is a reduction in future forfeitures that would otherwise have been available to offset future employer contributions. The financial impact to the Company is not considered to be material.

              Effective January 1, 2004, a number of changes to the 401(k) plan became effective. The Company now matches 100% of employee contributions (excluding special "catch-up" contributions made by employees aged 50 or older), for contributions up to 4% of eligible annual earnings. All participants actively employed on or after January 1, 2004, are fully vested in all matching contributions and in the earnings on those contributions, including contributions made prior to January 1, 2004. For participants actively employed on or after January 1, 2004, the vesting schedule for all past and future retirement contributions (including the earnings on those contributions) is 50% after three years of service and 100% after four or more years of service. Employees hired on or after January 1, 2004 are eligible to participate in the 401(k) plan on the first day of the sixth month after employment commences. The default investment fund for all contributions, in the absence of any employee election to the contrary, is the Fidelity Balanced Fund.

Note 23. Segment Information

              The Company derives its income primarily from credit card lending and related activities. The sale of the Company's foreign operations was completed in 2002. The Company does not operate multiple segments.

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

              The Company uses the following methods and assumptions in estimating its fair value disclosure for financial instruments:

              Cash and cash equivalents.    Cash and cash equivalents are carried at an amount that approximates fair value.

              Federal funds sold and securities purchased under resale agreements.    Federal funds sold and securities purchased under resale agreements are carried at an amount that approximates fair value, due to the short-term nature of these assets.

              Investment securities.    The estimated fair values of investment securities by type are provided in Note 5 to Consolidated Financial Statements. Fair value is based on quoted market prices when available or, if market prices are unavailable, fair value is estimated using quoted market prices of comparable instruments.

              Loans receivable.    The carrying amount of loans receivable approximates fair value, with the exception of seller's interest components from securitization transactions, which are recorded at their allocated carrying values. The Company determines fair value of the seller's interest components through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. See Note 7 to Consolidated Financial Statements.

              Interest receivable and due from securitizations.    The carrying amounts reported in the Company's consolidated statements of financial condition approximate fair value, with the exception of seller's interest components from securitization transactions, which are recorded at their allocated carrying values. The Company determines fair value of the seller's interest components through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. See Note 7 to Consolidated Financial Statements.

              Deposits.    The fair values disclosed for demand deposits (money market deposit accounts and certain savings accounts) are equal to the amount payable on demand at the reporting date (carrying amount). Fair value for fixed rate certificates of deposit and other fixed rate deposits are estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

              Short-term borrowings.    Short-term borrowings consist primarily of federal funds purchased. The carrying amount of short-term borrowings approximates fair value based on the short-term nature of these borrowings.

              Long-term borrowings.    The fair value of the Company's long-term borrowings is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

              Capital securities.    The fair value of the Company's mandatorily redeemable capital securities is estimated using a discounted cash flow calculation that applies interest rates at an assumed marginal market funding rate.

              Derivative instruments.    All derivatives are included in the Company's consolidated financial statements. The fair value of the Company's derivative instruments (interest rate swaps, interest rate caps, and lending commitments) is based on valuation models, if material, using discounted cash flows (swaps), an assessment of current replacement cost (caps), and valuation models as described above for loans receivable (lending commitments). Credit card lending commitments have been determined to have no fair value.

Carrying Values and Estimated Fair Values of the Company's Financial Instruments

	December 31,

	2003		2002

(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$544,554	$544,554	$344,277	$344,277
Federal funds sold and securities purchased under resale agreements	3,235,189	3,235,189	3,601,000	3,601,000
Investment securities:
Available-for-sale	1,886,010	1,886,010	1,856,607	1,856,607
Loans receivable, less allowance for credit losses	5,655,071	5,659,281	5,895,296	5,899,602
Interest receivable	44,850	45,507	60,841	61,434
Due from securitizations	2,377,963	2,403,282	3,723,382	3,740,651
Derivative assets	11,458	11,458	25,310	25,310
Liabilities
Deposits	$10,101,057	$10,557,789	$12,662,077	$12,816,379
Short-term borrowings	108,828	108,828	91,529	91,560
Long-term borrowings	1,163,521	1,182,393	864,048	660,626
Derivative liabilities	-	-	12,584	12,584
Capital securities	-	-	104,332	60,513

Note 25. Parent Company Financial Information

              The Company conducts its credit card operations primarily through its banking subsidiary, PNB. The parent's investment in subsidiaries represents the total equity of all consolidated subsidiaries, using the equity method of accounting for investments.

Providian Financial Corporation (Parent Company Only)
Statements of Financial Condition

	December 31,

(dollars in thousands)	2003	2002

Assets
Cash and cash equivalents(1)	$398,097	$180,738
Investment securities:
Trading(2)	141,287	-
Loans receivable	35	661
Investment in subsidiaries	3,007,723	2,819,309
Deferred income taxes	224,505	488,763
Prepaid expenses and other assets	106,275	382,714
Total assets	$3,877,922	$3,872,185
Liabilities
Due to subsidiaries	$282,091	$768,252
Short-term borrowings	-	-
Long-term borrowings	1,163,521	864,642
Income taxes payable	-	-
Accrued expenses and other liabilities	106,861	100,219
Total liabilities	1,552,473	1,733,113
Shareholders' Equity
Common stock	2,908	2,909
Retained earnings	2,350,446	2,202,960
Cumulative other comprehensive income	(12,480)	9,888
Common stock held in treasury—at cost	(15,425)	(76,685)
Total shareholders' equity	2,325,449	2,139,072
Total liabilities and shareholders' equity	$3,877,922	$3,872,185
(1)
Cash and cash equivalents includes $101 million that is maintained in a money market account with PNB.

(2)
In August 2003, the Company purchased retained subordinated certificateholders' interests in certain series of the Providian Gateway Master Trust from PNB with a carrying value of $126 million. The sale of these interests by PNB to its parent company improved PNB's total risk-based capital ratios for the third quarter of 2003 by approximately 137 basis points on a Call Report basis and 108 basis points after applying the Subprime Guidance. The inter-company sale of retained subordinated certificateholders' interests by PNB to its parent company is eliminated and the retained subordinated certificateholders' interests are reported in due from securitizations in the Company's consolidated statements of financial condition.

Providian Financial Corporation (Parent Company Only)
Statements of Income

	Year ended December 31,

(dollars in thousands)	2003	2002	2001

Revenues
Dividends from subsidiaries	$-	$-	$23,000
Interest income:
Investments	2,472	568	15,804
Loans	21	166	21
Subsidiaries(1)	16,868	3,715	15,112
Other income	3,408	30,292	28,579
	22,769	34,741	82,516
Expenses
Salaries and employee benefits	12,032	17,691	20,904
Interest expense:
Borrowings	43,634	27,675	26,534
General and administration	34,602	(14,925)	53,850
	90,268	30,441	101,288
(Loss) income before income taxes and equity in earnings of subsidiaries	(67,499)	4,300	(18,772)
Income tax benefit	(21,972)	(40,455)	(56,088)
Equity in undistributed earnings of subsidiaries	241,712	173,411	1,581
Net Income	$196,185	$218,166	$38,897
(1)
In 2003, the Company recognized income of $15.2 million relating to retained subordinated certificateholders' interests in certain series of the Providian Gateway Master Trust purchased from PNB. This income is reported as non-interest income—servicing and securitization in the Company's consolidated statements of income.

Providian Financial Corporation (Parent Company Only)
Statements of Cash Flows

	Year ended December 31,

(dollars in thousands)	2003	2002	2001

Operating Activities
Net Income	$196,185	$218,166	$38,897
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(241,712)	(173,411)	(1,581)
Gain on investment securities	(15,219)	—	—
Amortization of deferred compensation	8,116	11,977	12,731
Decrease (increase) in other assets	277,065	(361,656)	34,676
Increase (decrease) in accrued expenses and other liabilities	8,783	(41,349)	(15,045)
Decrease (increase) in deferred income taxes receivable	264,258	542,864	(352,299)
(Decrease) increase in taxes payable	-	(95,735)	35,548
(Decrease) increase in due to subsidiaries	(486,161)	(135,552)	365,721
Net cash provided (used) by operating activities	11,315	(34,696)	118,648
Investing Activities
Net increase in investment securities	(126,068)	-	(181,761)
Proceeds from sales/maturities of investment securities	-	170,557	-
Net decrease (increase) in note receivable from affiliates	-	100,422	(100,943)
Net decrease (increase) in investment in subsidiaries	30,930	(240,135)	(275,445)
Net cash (used) provided by investing activities	(95,138)	30,844	(558,149)
Financing Activities
Proceeds from exercise of stock options	6,491	2,453	46,988
Purchase of common stock for treasury	(4,188)	(3,635)	(222,637)
Proceeds from short-term borrowings	-	-	1,195
Repayment of short-term borrowings	-	(1,195)	-
Repayment of long-term borrowings	-	-	(50,925)
Proceeds from issuance of convertible senior notes	298,879	16,506	400,355
Purchase of junior subordinated debentures	-	-	(6,725)
Dividends paid to shareholders	-	-	(25,685)
Net cash provided by financing activities	301,182	14,129	142,566
Net Increase (Decrease) in Cash and Cash Equivalents	217,359	10,277	(296,935)
Cash and cash equivalents at beginning of period	180,738	170,461	467,396
Cash and cash equivalents at end of period	$398,097	$180,738	$170,461

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

              The independent auditors are selected by the Audit and Compliance Committee of the Board of Directors and ratified by the shareholders. Based on their audit of the consolidated financial statements, the independent auditors, Ernst & Young LLP, have issued their Report of Independent Auditors, which appears on the next page.

Joseph W. Saunders
Chairman, President and Chief Executive Officer

Anthony F. Vuoto
Vice Chairman and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Providian Financial Corporation and Subsidiaries

              We have audited the accompanying consolidated statements of financial condition of Providian Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Providian's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

              In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Financial Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

San Francisco, California
January 19, 2004

QuickLinks

PROVIDIAN FINANCIAL CORPORATION 2003 ANNUAL REPORT TABLE OF CONTENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
DESCRIPTION OF OUR BUSINESS
REGULATORY MATTERS
RISK FACTORS
OUR EXECUTIVE OFFICERS
PROPERTIES
LEGAL PROCEEDINGS
QUARTERLY AND COMMON STOCK DATA
COMMON STOCK PRICE RANGES AND DIVIDENDS (Unaudited)
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Statement of Average Balances, Income and Expense, Yields and Rates
Rate-Volume Variance Analysis
Allowance for Credit Losses
Summary of Non-Interest Expense
Due from Securitizations
Reconciliation of Selected Reported Earnings to Selected Managed Earnings
Reconciliation of Selected Reported Financial Data to Selected Managed Financial Data
Delinquent Loans
Net Credit Losses
Estimated Effects of Interest Rate Changes
Notional Amounts of Interest Rate Swap and Cap Agreements
Current Long-Term Senior Debt Ratings
Maturities of Deposits
Amortization of Term Securitizations
Summary of Unsecured Funding Facilities
Summary of Contractual Obligations
Capital Plan Goals
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX
Providian Financial Corporation and Subsidiaries Notes to Consolidated Financial Statements December 31, 2003 and 2002
Stock-Based Employee Compensation Cost and Pro Forma Net Income and Earnings Per Common Share
Black-Scholes Modeling Assumptions
Reductions to Interest and Fee Income
Summary of Available-for-Sale Investment Securities
Estimated Maturities of Investment Securities
Allowance for Credit Losses
Securitization Initial Measurement Assumptions
Summary of Retained Subordinated Certificateholders' Interests in the Providian Gateway Master Trust
Due from Securitizations
Securitization Sensitivities
Securitization Cash Flows
Supplemental Loan Delinquency and Credit Loss Information
Summary of Premises and Equipment
Future Minimum Rental Payments Under Noncancellable Operating Leases
Summary of Contractual Maturities of Time Deposits
Summary of Short-Term Borrowings
Summary of Long-Term Borrowings and Capital Securities
Summary of Income Tax Expense
Summary of Deferred Taxes
Reconciliation of Statutory Tax Rate
Expected Maturities and Weighted Average Interest Rates of Derivative Financial Instruments
Notional Value of Fair Value Hedge Swaps
Capital Adequacy (Call Report Basis)
PNB Capital Ratios (Applying Subprime Guidance, including AIR)
Cumulative Other Comprehensive Income Components
Computation of Earnings Per Common Share
Summary of Stock Options Outstanding and Exercisable
Summary of Stock Option Plans Activity
Carrying Values and Estimated Fair Values of the Company's Financial Instruments
MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING
REPORT OF INDEPENDENT AUDITORS