Form 10-K, Exhibit 13
period 2004-12-31
PROVIDIAN FINANCIAL CORP
filed 2005-03-31
CIK 1035713

QuickLinks -- Click here to rapidly navigate through this document

PROVIDIAN FINANCIAL
CORPORATION
2004 ANNUAL REPORT

PROVIDIAN FINANCIAL CORPORATION

2004 ANNUAL REPORT

TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

              This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. We also make written or oral forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 10-K, 10-Q, and 8-K, in our proxy statements, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors, or employees to third parties. Forward-looking statements include, without limitation: expressions of the "belief," "anticipation," or "expectations" of management; statements as to industry trends or future results of operations of our company and our subsidiaries; and other statements that are not historical fact. Forward-looking statements are based on certain assumptions by management and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, competitive pressures; factors that affect liquidity, delinquency rates, credit loss rates, and charge-off rates; general economic conditions; consumer loan portfolio growth; changes in the cost and/or availability of funding due to changes in the deposit, credit, or securitization markets; changes in the way we are perceived in such markets and/or conditions relating to existing or future financing commitments; the effect of government policy and regulation, whether of general applicability or specific to us, including restrictions and/or limitations relating to our minimum capital requirements, deposit-taking abilities, reserving methodologies, dividend policies and payments, growth, and/or underwriting criteria; year-end adjustments; changes in accounting rules, policies or assumptions or in the interpretation or application of such rules, policies or assumptions; changes to or the restatement of prior period financial statements or results as the result of accounting errors or other circumstances; the success of product development efforts; legal and regulatory proceedings, including the impact of ongoing litigation; interest rates; one-time charges; extraordinary items; the ability to recruit or replace key personnel; and the impact of existing, modified, or new strategic initiatives. These and other risks and uncertainties are described under the heading "Risk Factors" and are also described in other parts of this document, including "Legal Proceedings" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date thereof. We undertake no obligation to update any forward-looking statements.

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

              Our mailing address is 201 Mission Street, San Francisco, California 94105. We are listed on the New York Stock Exchange (the "NYSE") and the Pacific Exchange under the symbol PVN. Our Internet address is www.providian.com. Through our Internet Web site, we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Our Code of Business Conduct and Corporate Governance Guidelines and the charters of our Board of Directors' Audit and Compliance Committee, Human Resources and Compensation Committee, and Nominating and Corporate Governance Committee are available in the "Corporate Governance" section of our Web site, and you can also obtain, without charge, copies of these documents by writing to us at Providian Financial Corporation, 201 Mission Street, San Francisco, CA 94105, Attention: Corporate Secretary. We filed our CEO Certification with the NYSE in May 2004, as required by the NYSE's Corporate Governance Standards. The chief executive officer and chief financial officer certifications required to be filed with the SEC regarding the quality of our public disclosures are attached to our Annual Report on Form 10-K as Exhibit 31.1 and Exhibit 31.2.

              Through our subsidiaries we provide credit card and deposit products to customers throughout the United States. Our lending and deposit taking activities are currently conducted through Providian National Bank ("PNB"). PNB is among the top ten bankcard issuers in the United States (based on managed credit card loans outstanding as of December 31, 2004).

Business Strategy and Marketing

              Our primary line of business is our credit card business, which generates consumer loans primarily through Visa credit cards and also through MasterCard credit cards. We target creditworthy customers across the broad middle to prime market segments, with a particular focus on middle market customers who are underserved by many large, prime-oriented card issuers. In originating new loans, we focus on the parts of the middle and prime market segments that we expect to be the most profitable and creditworthy. We expect to generate profitable customer relationships through our proprietary marketing program, which emphasizes the portion of the market we refer to as "mainstream America," and through our partnership and co-branding marketing programs, which use targeted criteria to market our credit card products to creditworthy individuals associated with various groups and organizations with which we enter into arrangements to serve their members. "Mainstream America" refers to a target market composed of creditworthy people throughout the United States generally defined by our credit, income, demographic, and psychographic criteria.

              To acquire new customers, we use proprietary targeting and analytics to identify the most attractive credit card prospects and match them with our product offerings. Currently, we utilize prescreened and non-prescreened direct mail as the primary new customer acquisition channel, augmented by online and telemarketing activities and other channels.

              Our "New Providian" marketing strategy, which we introduced in February 2004, emphasizes delivery of products, services, and rewards specifically designed for mainstream American consumers, both through proprietary marketing programs and marketing arrangements with co-branding and affinity partners. We are committed to treating our customers with respect and to recognizing and rewarding them for their loyalty and responsible use of credit. In keeping with our focus on "mainstream America," we offer a Providian Real Information program, which provides customers with free online access to their credit score and other information to manage their credit, and a Providian Real Rewards program, which provides rewards that are designed to be more meaningful to our targeted customers than rewards offered by competing credit card products. For example, in return for making payments on time over a specified period, we award points that can be redeemed for gift certificates at restaurants and retail establishments or for credit on account fees. We also offer points for making purchases and for carrying a balance.

              In addition to credit cards, we market a variety of cardholder service products to our customer base. These products, which we may originate ourselves or jointly market with others, include debt suspension, auto- and health-related services, credit-related services, and selected insurance products. In 2005, we expect to expand the number and types of products that we offer to customers.

Credit and Collections

              Our prescreened account solicitation process uses information from credit reporting agencies to identify consumers who are likely to be interested in and eligible for an account. We also use a variety of non-prescreened account solicitation processes in which potential consumers may be identified from other sources including partnership arrangements and third party prospect lists.

              Customers who respond are reviewed according to our credit and underwriting criteria. We use internally generated risk technology and scoring models for new accounts, as well as widely accepted scoring and analytical tools such as those devised by Fair Isaac Corporation. Under our current credit criteria, we do not originate accounts to consumers with FICO® credit scores below 600, as derived from information available in credit bureau reports. We establish pricing and credit limits based on the customer's credit profile and on our profitability and risk guidelines.

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

              We charge late fees, returned check fees, and overlimit fees, and may charge other fees when appropriate, in accordance with the terms of the account agreement. Under our account agreements, we reserve the right to change or terminate at any time, subject to applicable notice requirements, any terms, conditions, services, or features of the account agreement (including increasing or decreasing interest rates, other fees and charges, or minimum payment requirements).

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

              An account is contractually delinquent if the minimum payment billed to the consumer is not received by the next due date. We use a delinquency lifecycle strategy, in combination with event-driven approaches, consumer counseling, and consumer debt management programs, to manage delinquent accounts. Under the delinquency lifecycle strategy, we prioritize collections to focus on delinquency status, with attention to customer events within each stage of delinquency. We believe this facilitates management and collector accountability for, and ownership of, collection results.

              After a loan becomes delinquent, we charge off the principal balance no later than the last day of the calendar month in which the account becomes 180 days past due under the terms of the account agreement. Loans that have been restructured under our consumer debt management program are charged off no later than 120 days or 180 days after they become contractually past due, depending on the account's delinquency status at the time it entered the debt management program and its subsequent payment history. We recognize charge-offs for bankrupt and deceased customers generally within 30 days after notification of the bankruptcy and 60 days after verification of death. Fraud losses (losses due to the unauthorized use of credit cards, including credit cards obtained through fraudulent applications) are not included in credit losses and are charged to non-interest expense after an investigation period of up to 90 days.

              We do not include in our loan balances or other assets, and do not recognize as income—that is, we "suppress"—the portion of interest and fees that we estimate to be uncollectible. When the principal amount of a loan is charged off, related accrued interest and fees included in loans receivable, interest receivable, and due from securitizations, to the extent not previously suppressed, are reversed against income. The suppressed amount related to such loans is never recognized. For a more detailed discussion of our charge-off and revenue recognition policies, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview of Critical Accounting Policies—Interest and Fee Income Recognition."

Funding and Liquidity

              Our primary sources of funding are customer deposits, asset securitizations, a portfolio of cash and liquid investment securities, and debt issuances. We maintain a substantial liquidity portfolio, which consists of federal funds sold, securities purchased under resale agreements, available-for-sale investment securities, and cash and cash equivalents. In 2004, our aggregate level of deposits, as well as our liquidity position, continued to decrease. However, we expect to continue to maintain a significant level of liquidity in accordance with the Capital Plan that PNB submitted to its primary regulator in February 2002, which is now a rolling two-year plan that PNB updates on a quarterly basis. For a discussion of our funding and liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity."

Competition

              We compete against the full spectrum of credit card issuers, including issuers whose core business is credit cards, issuers who are subsidiaries of larger diversified financial services companies, and issuers who are regional or local banks. In addition to competition from issuers of Visa and MasterCard credit cards, we face competition from issuers of other general purpose credit cards, private label retail cards, and, to a lesser extent, debit cards, as well as from lenders who offer home equity loans as an alternative to credit cards. Many of these institutions are substantially larger and have more resources than we do. In addition, our competitors may pursue litigation strategies by filing lawsuits against us, or the card associations to which we belong, under the antitrust laws. Competition is more intense in the lower risk spectrum of the middle and prime market segments on which we are focusing our current marketing efforts than in the higher risk market segments that were a source of growth for us in 2000 and 2001. We compete opportunistically, leveraging our distinctive targeting, analytics, underwriting, and marketing techniques, such as our marketing partnership programs, to select and better serve our customer segments and manage our customer relationships.

Geographic Diversity

              Our loan portfolios are geographically diverse, with no significant regional concentration of credit risk.

Employees

              As of December 31, 2004, we had 3,263 employees and a total workforce, including temporary and contract employees, of 3,285.

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

REGULATORY MATTERS

              PNB is subject to extensive banking-related supervision and regulation and also to numerous federal and state laws relating to consumer protection and privacy matters. See "—Supervision and Regulation Generally." After we announced our third quarter 2001 delinquency and credit loss experience in the fall of 2001, we and our banking subsidiaries at the time, PNB and Providian Bank ("PB") (which was merged into PNB effective December 31, 2003), entered into written regulatory agreements. As required by those agreements, PNB submitted a three-year capital plan (the "Capital Plan") to its primary regulator, the Office of the Comptroller of the Currency (the "Comptroller"), which provided goals and strategies with respect to its capital and liquidity position. The Capital Plan is now a rolling two-year plan that PNB updates on a quarterly basis pursuant to the terms of its written agreement with its primary regulator. We expect the Capital Plan, as updated from time to time, will continue to be consistent with our strategic objectives of measured and profitable receivables growth and improving credit quality, while continuing our focus on maintaining strong, high-quality capital and liquidity.

Our Regulatory Agreements

              PNB entered into a written agreement with its primary regulator in November 2001. Under this agreement, the board of directors of PNB created a written agreement compliance committee responsible for ensuring, monitoring, and coordinating the bank's compliance with and implementation of the agreement. Under the agreement, PNB agreed that it would not declare or pay dividends, or make any capital distributions, without obtaining the prior consent of its primary regulator. PNB also agreed to cease originating new accounts in the market segment then identified as our standard market segment, develop growth restriction plans, including limitations on credit line increases within the standard market segment and appropriate restrictions on new accounts and credit line increases in other market segments, and develop a capital plan. PNB also agreed, among other things, to review credit loss allowances for the loans on its books and to ensure that it maintains allowances consistent with regulatory requirements.

              We also entered into a capital assurances and liquidity maintenance agreement with PNB. Under this agreement, we agreed to provide certain capital and liquidity support to PNB, subject to certain exemptions for near-term cash obligations. In particular, we agreed to provide such capital support to PNB as may be necessary from time to time to ensure that PNB achieves and maintains the capital ratios set forth in the Capital Plan. See "—The Capital Plan." Our obligations under this agreement will continue to remain in effect unless PNB and we terminate them by mutual agreement and obtain regulatory consent to such termination. We can provide no assurances that, if we were to seek regulatory consent to such termination, such consent would be forthcoming.

The Capital Plan

              In February 2002, PNB submitted to its primary regulator a Capital Plan consistent with the requirements of the written agreement, including capital, liquidity, and growth restrictions. The Capital Plan provides a comprehensive strategy for maintaining a strong capital position and a high quality of capital at PNB. The business and operational strategies reflected in the Capital Plan continue to include a focus on maintaining strong levels of liquidity while reducing reliance on insured deposits as a source of funding, reducing the levels of residual interests retained by PNB in its securitizations relative to its level of capital, maintaining appropriate credit loss allowances, improving the overall risk profile of the loan portfolio, maintaining an appropriate and measured level of growth, reducing overhead and related operating expenses, and achieving a more stable level of long term profitability.

              Under the Capital Plan, as updated in the third quarter of 2002, PNB committed to achieve by June 30, 2003, and maintain thereafter, capital ratios associated with well capitalized status after applying increased risk weightings consistent with the Expanded Guidance for Subprime Lending Programs ("Subprime Guidance") issued by the federal banking regulators in 2001. PNB's commitment to achieve such capital ratios was modified in connection with PNB's December 2002 adoption of new regulatory accounting and capital guidance regarding the accrued interest receivable asset related to securitizations ("AIR") such that the date for achieving capital ratios associated with well capitalized status, including the impact of the AIR guidance, was extended to June 30, 2004. PNB achieved all of the capital ratio goals it committed to achieve under the Capital Plan by the dates it committed to achieve them, and subsequently has maintained capital ratios above those goals.

              The Capital Plan identifies a number of strategies designed to meet the goals of the Plan, including:

              Balance Sheet and Liquidity Management. In accordance with the Capital Plan, we continue our commitment to maintaining a strong liquidity position at PNB. Consistent with the Capital Plan, we improved the quality of the assets PNB holds on its balance sheet that are funded by deposits, such that since December 31, 2003, PNB's deposits have been covered by cash, liquid investments, and a risk-adjusted portion of on-balance sheet loans. During 2005 we will continue, consistent with the Capital Plan, to seek to further enhance the quality of assets at PNB that support insured deposits. Subject to ongoing review and update of the Capital Plan and the impact of evolving regulatory standards, we expect PNB to continue to maintain assets of sufficient quality on its balance sheet to fully cover its deposits, as contemplated by the Capital Plan. However, there can be no assurance that it will be successful in doing so.

              Refocusing New Business. In 2002, PNB began implementing a strategy of originating new accounts from both the middle and prime market segments in order to achieve a more stable loan portfolio, more stable earnings, and lower, less volatile credit loss rates. In 2003 and 2004, PNB further refined its strategy to focus on the parts of the middle and prime segments expected to be the most profitable by recruiting higher quality customers through our proprietary marketing program, which emphasizes the portion of the market we refer to as "mainstream America," and through our partnership and co-branding programs.

              Capital Contributions. In 2004, we made no capital contributions to PNB, which relied on internally-generated capital to increase its capital base and improve its capital ratios. In December 2004 PNB paid an in-kind dividend to us. See "—Dividends and Transfers of Funds."

Other Matters

              In June 2000, we reached settlements with the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General, and PNB reached a settlement with the Comptroller regarding certain alleged unfair and deceptive business practices. We and certain of our subsidiaries stipulated to the entry of a judgment and the issuance of a permanent injunction, and PNB stipulated to the issuance by the Comptroller of a Consent Order, both of which prohibit specified practices. Those prohibitions remain in effect.

              In January 2003, the Comptroller, in coordination with the Federal Financial Institutions Examination Council issued new guidance to the industry on credit card account management and loss allowance practices. We are working to achieve full compliance with the guidance, with a continuing focus on minimum payment requirements and credit line management and the goal of achieving full compliance by December 31, 2005. We believe that compliance with the guidance will have no material impact on our business. However, we can make no assurance that our primary regulator will agree as to our compliance with the guidance, nor can we estimate what financial impact, if any, could result from future regulatory actions with respect to such guidance.

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

              The restrictions on CEBA-grandfathered banks were liberalized by the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). The GLB Act repealed the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminated the BHCA's prohibition on insurance underwriting by bank holding companies. Under the GLB Act, PNB is permitted to engage in new activities, which it was not permitted to do under CEBA, so long as it does not both accept demand deposits and make commercial loans. The GLB Act also eased CEBA restrictions on PNB's ability to cross-market its products and services with the products and services of its affiliates. In addition, the GLB Act increased our ability to acquire the assets of additional insured depository institutions, effectively eliminating the CEBA restriction that prevented us from acquiring more than 5% of the assets of another insured depository institution. However, our ability to take advantage of these opportunities continues to be significantly limited by the Capital Plan and the written agreement between PNB and its primary regulator.

              We could be required to register as a bank holding company under the BHCA if PNB ceases to observe the CEBA restrictions, as modified by the GLB Act, or if we or any of our affiliates acquires control of an additional insured depository institution (excluding exempt institutions such as credit card banks). If we were required to register as a bank holding company, we would be subject to the restrictions set forth in the BHCA. These restrictions would, among other things, limit our activities to those the Federal Reserve Board deems to be closely related to banking and a proper incident thereto. However, the restrictions, if they were to apply to us, would not be expected to have a material adverse effect on our business as currently conducted. We could voluntarily elect to become a financial holding company under the GLB Act if we met certain eligibility requirements; however, there can be no assurance that we would meet such requirements. If we were to become a financial holding company, we would be permitted to engage in a broader range of activities than would be permitted if we were a bank holding company under the BHCA. We currently have no plans to become a bank holding company under the BHCA or a financial holding company under the GLB Act.

              Investment in Our Company and Our Subsidiary Bank. PNB is an "insured depository institution" within the meaning of the Change in Bank Control Act of 1978 (the "CIBC Act"). Accordingly, an individual or entity must obtain the prior written approval of the Comptroller before it may acquire "control" (as defined in the CIBC Act) of PNB.

              For purposes of the BHCA, an individual or entity may not acquire "control" of us, and a bank holding company may not directly or indirectly acquire ownership or control of more than 5% of our voting shares, without the prior written approval of the Federal Reserve Board. Our CEBA grandfather rights are nontransferable. Thus, if an individual or entity acquired "control" of us or if a bank holding company acquired ownership or control of more than 5% of our voting shares, we would be required to limit our activities and our non-banking subsidiaries' activities to those the Federal Reserve Board deems to be closely related, and a proper incident, to banking. As noted above, however, if we were to become a financial holding company under the GLB Act, we would be permitted to engage in a more expansive range of activities than are permitted for bank holding companies under the BHCA, subject to any continuing limitations imposed by the Capital Plan and the written agreement between PNB and its primary regulator.

              Dividends and Transfers of Funds. Prior to the fall of 2001, dividends from our banking subsidiaries were a primary source of our funds. Federal law limits the extent to which PNB can supply funds to us and our affiliates through dividends, loans, or otherwise. These limitations include minimum regulatory capital requirements, restrictions concerning the payment of dividends, and Sections 23A and 23B of the Federal Reserve Act of 1913, as amended, which govern transactions between a banking organization and its affiliates. In addition, PNB is subject to federal regulatory oversight to assure safety and soundness. In general, federal banking laws prohibit an insured depository institution from making dividend distributions if such distributions are not paid out of available earnings or would cause the institution to fail to meet applicable capital adequacy standards. Under the Capital Plan and the written agreement between PNB and its primary regulator, PNB may not declare or pay dividends without first receiving the consent of its primary regulator. In December 2004, PNB received regulatory approval for, and paid, an in-kind dividend to us of certain retained interests, which had a carrying value of $230.6 million, in PNB securitization transactions. There can be no assurance that PNB will request regulatory consent to pay additional dividends to us, or, if it were to make such a request, that such consent would be granted. See "—Capital Requirements," "—Our Regulatory Agreements," and "—The Capital Plan."

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

              The Comptroller and the FDIC may, however, set higher capital requirements when an institution's particular circumstances warrant. As described in detail under "—The Capital Plan," PNB committed to achieve and maintain capital ratios exceeding the regulatory minimums otherwise applicable. The Comptroller may pursue a number of actions restricting PNB's operations if it does not achieve the required ratios. See "Risk Factors—PNB Is Required to Operate in Accordance with the Capital Plan." For information regarding PNB's capital ratios as of December 31, 2004, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy."

              The risk-based capital standards require risk-based capital to be maintained for assets transferred with recourse, in an amount no greater than the maximum amount of recourse for which a regulated entity is contractually liable. This rule, known as the low-level recourse rule, applies to transactions accounted for as sales under GAAP in which a bank contractually limits its risk of loss or recourse exposure to less than the full amount of regulatory risk-based capital that would be required if the low-level recourse rule did not apply. Low-level recourse transactions include those in which a bank securitizes assets and uses related retained interests as credit enhancements. PNB is required under this rule to hold risk-based capital equivalent to the maximum contractual recourse exposure on the assets transferred, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

              Effective January 1, 2002, the federal banking agencies adopted a rule (the "residual interest rule") to revise their regulatory capital standards to address the treatment of recourse obligations, residual interests, and direct credit substitutes in asset securitizations that expose banks to credit risk. The residual interest rule added new standards for the treatment of retained interests related to securitizations, including a concentration limit for credit-enhancing interest-only strips receivable. This rule is intended to result in more consistent regulatory capital treatment for certain transactions involving similar risk and capital requirements that more closely reflect a banking organization's exposure to credit risk. Specifically, the rule amended capital standards by: providing a more consistent risk-based capital treatment for recourse obligations and direct credit substitutes; applying a ratings-based approach that sets varying capital requirements for positions in securitized transactions according to their relative risk exposure; deducting from Tier 1 capital the amount of credit-enhancing interest-only strips receivable that exceeds 25% of Tier 1 capital (concentration limit); and requiring "dollar-for-dollar" risk-based capital for certain residual interests not deducted from Tier 1 capital. As of December 31, 2004, PNB's interest-only strips receivable represented 9.57% of its Tier 1 capital, which is below the 25% concentration limit. However, at December 31, 2004 PNB held "dollar-for-dollar" risk-based capital (as defined in the regulations) against approximately $1.32 billion in residual interests from its securitizations.

              Under the federal banking agencies' clarifying guidance, issued in May 2002, on the regulatory capital treatment of the accrued interest receivable ("AIR"), the AIR asset is defined as a subordinated retained interest that requires "dollar-for-dollar" risk-based capital. The agencies provided guidance on the accounting for the AIR asset in December 2002. We adopted the guidance for the capital treatment and the accounting of the AIR in the fourth quarter of 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Securitizations of Loans Receivable" for a discussion of our AIR accounting practices.

              In June 2004, the Basel Committee on Banking Supervision published a proposal for a new framework, widely known as Basel II, to replace the global risk-based capital rules set forth in the 1988 Basel Capital Accord. Basel II modifies the Basel Committee's April 2003 proposal for a new capital adequacy framework for banks. If implemented, the new rules, among other changes, would replace the current risk weightings for most credit risks with a system based on external and internal ratings, and expose banks that securitize assets to a capital system also based on external and internal ratings. Changes in U.S. capital standards resulting from the Basel Committee's proposal are expected no earlier than 2006. It is not clear whether or how the new framework, if adopted, would affect our business.

              Federal Deposit Insurance Corporation Improvement Act of 1991. Among other things, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires federal bank regulatory authorities to take "prompt corrective action" when insured depository institutions do not meet minimum capital requirements. For these purposes, FDICIA established five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under regulations adopted by the Comptroller and the FDIC, an institution is generally classified as well capitalized or adequately capitalized according to its total risk based capital ratio, Tier 1 risk based capital ratio, and leverage ratio, as follows:

Capital Ratio	Calculation	Well Capitalized Ratios	Adequately Capitalized Ratios

Total risk-based	(Tier 1 + Tier 2)/Total risk-based assets	≥10%	≥8%
Tier 1 risk-based	Tier 1/Total risk-based assets	≥6%	≥4%
Leverage	Tier 1/Adjusted average assets	≥5%	≥4%

              An institution is classified as undercapitalized if it does not meet any of the adequately capitalized tests, significantly undercapitalized if it has a total risk-based capital ratio under 3%, and critically undercapitalized if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

              An adequately capitalized institution is permitted to accept brokered deposits only if it receives a waiver from the FDIC, and it must limit the interest it pays on deposits to a rate that is not more than 75 basis points higher than the prevailing rate in its market for so long as it remains only adequately capitalized. Undercapitalized institutions cannot accept brokered deposits, must limit the interest they pay on all solicited deposits, and are subject to growth and other limitations and requirements. Significantly undercapitalized institutions may be subject to a number of additional requirements and restrictions. Critically undercapitalized institutions are subject to appointment of a receiver or conservator and, beginning 60 days after becoming critically undercapitalized, may not make any payment of principal or interest on their subordinated debt (subject to certain exceptions).

              FDICIA also required federal banking agencies to revise their risk-based capital standards to adequately address concentrations of credit risk, interest rate risk, and risk arising from non-traditional activities. The Comptroller and the FDIC have identified these risks and an institution's ability to manage them as important factors in assessing overall capital adequacy, but have not quantified them for use in formula-based capital calculations. The Comptroller and the FDIC have further revised their risk-based capital rules to address market risk. Financial institutions with 10% or more of total assets in trading activity or $1 billion or more in trading activity are required to use internal risk measurement models to calculate their capital exposure for market risk and to hold capital in support of that exposure. PNB holds "dollar-for-dollar" capital as defined in applicable regulatory guidance against its retained interests in securitizations, which are measured at fair value like investments in debt securities held for trading under GAAP, and its trading activity has been below the thresholds that would otherwise require additional capital for market risk exposure. Accordingly, these market risk rules have not affected PNB's capital requirements.

              Deposit Insurance Assessments. PNB's deposits are insured up to applicable limits by the Bank Insurance Fund (the "BIF") of the FDIC. Accordingly, PNB is subject to assessment for deposit insurance premiums. Under the FDIC's risk-based insurance assessment system, each insured institution is placed in one of nine risk categories, based on its level of capital, supervisory evaluations, and other relevant information. The assessment rate applicable to PNB depends in part on the risk assessment classification assigned to it by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. BIF-insured institutions such as PNB are currently assessed premiums at an annual rate between 0% and 0.27% of eligible deposits. PNB is also subject to assessments for payment of Financing Corporation ("FiCo") bonds issued in the 1980s as part of the resolution of the problems of the savings and loan industry. The FiCo assessment rate applicable to BIF-insured deposits is 0.0144% per annum for the first quarter of 2005 and may be adjusted quarterly to reflect a change in the assessment base for the BIF.

              Consumer Protection Laws. The relationship of PNB and its customers is extensively regulated by federal and state consumer protection laws. The most significant laws include the Truth-in-Lending Act of 1968, Bank Secrecy Act of 1970 and USA Patriot Act of 2001, Equal Credit Opportunity Act of 1974, Fair Credit Reporting Act of 1970 (the "FCRA"), Truth-in-Savings Act of 1991, Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994, Electronic Funds Transfer Act of 1978, the GLB Act, Federal Trade Commission Act, and unfair and deceptive practices laws of the various states in which we do business. These statutes, among other things, impose disclosure requirements when a consumer credit loan is advertised, when the account is opened, and when monthly billing statements are sent. They also limit the liability of credit card holders for unauthorized use, prohibit discriminatory practices in extending credit, impose limitations on the types of charges that may be assessed and on the use of consumer credit reports, regulate the privacy of consumer information, require disclosure of privacy policies, impose restrictions on the sharing of customer information among companies, and prohibit unfair and deceptive practices. In recent years, states have become increasingly active in regulating areas such as privacy and predatory lending. In a number of lawsuits, the authority of states to regulate national bank operations has been challenged, on grounds that the National Bank Act of 1864 preempts such state laws. In general, federal courts have supported the preemptive authority of the National Bank Act, and in January 2004 the Comptroller published revisions to its rules to clarify the preemptive effect of federal laws regulating activities of national banks and their operating subsidiaries. We are unable to predict the outcome of these cases or the availability of federal preemption as a defense to state law claims.

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

              Legislative and Regulatory Developments. Over the last several years, members of Congress have proposed legislation to substantially revise the laws governing consumer bankruptcy. The Senate passed comprehensive bankruptcy reform legislation in March 2005, which contains provisions intended to curb abuse in the current bankruptcy system, including a means test for consumer bankruptcy filings, and new requirements for consumer lending disclosures. Passage of the proposed bankruptcy reform legislation in the House of Representatives is considered likely, but we are unable at this time to assess its impact if it is enacted. If bankruptcy reform legislation is enacted that makes it more difficult for consumers to avoid making payments on loans, there could be a significant increase in consumer bankruptcy filings in the period prior to the date that such legislation becomes effective with a corresponding increase in our credit losses.

              The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act"), which was signed into law in December 2003, amended the FCRA and permanently extended several provisions of the FCRA that had been granted a temporary federal preemption in 1996 and were scheduled to expire on January 1, 2004. These provisions, including those relating to prescreening, dispute resolution, and affiliate information sharing practices, establish uniform national standards that cannot be changed by state legislation. The FACT Act directed the Federal Trade Commission (the "FTC") to adopt a rule to improve the required notice to consumers regarding their right to opt out of prescreened solicitations for credit or insurance. The FTC's final rule on prescreen opt-out disclosures, issued in January 2005, outlines the format, manner, and type size of these consumer notices to ensure that they are "simple and easy to understand." In addition, the rule requires companies to post a toll-free number for consumers to opt out. We expect to be in compliance with the requirements of the FTC's rule by the August 1, 2005 effective date.

              In September 2004, the Comptroller issued Advisory Letter 2004-10, which alerts national banks to the Comptroller's concerns regarding credit card marketing and account management practices. Three practices that are specifically mentioned in the advisory letter are: certain advertising of credit limits "up to" a maximum dollar amount; using promotional rates in credit card solicitations without clearly disclosing significant restrictions; and increasing a cardholder's annual percentage rate or cost of credit when the circumstances triggering such an increase have not been fully or prominently disclosed. While we believe that PNB's practices are consistent with the guidance provided in the advisory letter, there can be no assurance that the Comptroller will agree with our assessment.

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

              See "Risk Factors—PNB Is Required to Operate in Accordance with the Capital Plan," "—We Could Be Required to Provide Support to Our Banking Subsidiary," "—PNB's Regulators Can Impose Restrictions on Its Operations," and "—Changes in Government Policy and Regulation Can Negatively Affect Our Results."

RISK FACTORS

Delinquencies and Credit Losses Affect Our Financial Performance.

              We face the risk that our revenues will be reduced by losses incurred when customers do not repay their credit card loans. A high credit loss rate (the rate at which we charge off uncollectible loans) hurts our overall financial performance and increases our cost of funds, and a high delinquency rate (the rate at which customers fail to make payments on their loans on time) may indicate a greater risk that loans will become uncollectible. Both the delinquency rate and the credit loss rate on our consumer loans increased significantly in 2001 and 2002. Although the delinquency and credit loss rates generally improved in 2003 and continued to do so in 2004, they remain subject to fluctuation due to portfolio "seasoning," portfolio composition, general economic conditions, and other factors, which may negatively affect our financial performance.

              "Seasoning" refers to the average age of a loan portfolio. Credit card accounts tend to experience increased delinquencies and credit losses as the loan balances "season," or age, until they reach a peak period following which, with appropriate portfolio management, losses may stabilize or moderate. A significant portion of our portfolio was originated before we implemented our current strategy of selectively recruiting higher quality customers. Although that portion of our portfolio is declining as a percentage of the total and has in large part reached its expected peak loss period, the relatively higher credit loss experience on such accounts continues to affect our financial performance. At the same time, the accounts originated under our current marketing strategy are seasoning, and the loss and delinquency rates on the portion of our portfolio originated under our current marketing strategy can be expected to increase as accounts pass through their peak loss periods.

              The composition of our portfolio has changed significantly since 2001. The sale in 2002 of our interests in the Providian Master Trust, which generally had lower delinquency and credit loss rates, resulted in an increase in the percentage of accounts in our remaining portfolio with higher delinquency and credit loss rates. Although we have discontinued new account marketing to customers in the standard market segment and refocused our business on higher credit quality customers in the middle and prime market segments, the full impact of these changes will be realized only over time. Although the loss and delinquency rates on our newer accounts have been significantly lower than under our prior strategy, the loss and delinquency history on these newer accounts is limited and their performance cannot be predicted with certainty. Moreover, the impact of an economic downturn on our credit loss rate has been, and in the future could be, exacerbated by the higher risk loans in the standard and middle market segments that remain in our loan portfolio.

              We maintain an allowance for credit losses, which we believe to be adequate to cover credit losses inherent in our reported loans, but we cannot assure you that the allowance will be sufficient to cover actual credit losses.

Our Growth Rate Is Subject to Continued Uncertainty.

              Before the fourth quarter of 2001, our credit card portfolios grew rapidly, and that growth was a major contributor to growth in our earnings. Due to increased delinquencies and losses, in the fourth quarter of 2001, we discontinued new account marketing to our standard market segment, reduced lending to the highest risk customers within the middle market segment, and discontinued our international operations. These changes, together with our strategic asset sales, resulted in a decrease in the size of our loan portfolio. The size of our loan portfolio is expected to grow more slowly as a result of the implementation of our current strategy of selectively recruiting higher credit quality customers.

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

              An important contributor to our growth and earnings in the past was the development and expansion of new credit card products and related cardholder service products. Aggregate sales of our cardholder service products have declined and remain lower than historical levels, reflecting reduced rates of account growth and our changing asset mix. If we are unable to implement new cardholder products and features, our ability to grow may be negatively affected. Declining sales of cardholder service products has resulted, and may continue to result, in reduced income from fees associated with those products.

We May Not be Able to Successfully Originate Profitable New Middle and Prime Market Loans.

              Although we have made significant progress in our turnaround efforts, there can be no assurance that we will continue to be successful in our efforts to refocus the business on the higher credit quality segments of the market. Competition in the higher credit quality segments of the market is particularly intense, which results in generally lower returns on assets because of lower interest rates, fees, and sales of cardholder service products within those segments. If we are unable to execute our strategy of originating new loans from the middle and prime market segments through our New Providian and partnership marketing programs, we may be unable to achieve a more stable loan portfolio with more stable earnings and lower, less volatile credit loss rates. Failure to execute on our strategy could have a material adverse effect on our financial results and on our ability to achieve our goals under the Capital Plan (see "—PNB Is Required to Operate in Accordance with the Capital Plan") and could result in deterioration of our asset quality and performance.

We Face Intense Competition.

              We face intense and aggressive competition from other consumer lenders in all of our product lines. As we have refocused our business on more creditworthy customers, we compete with a broader set of competitors than we have in the past, many of which are larger and more diversified than we are and have lower costs and greater resources than we have. Customer loyalty is often limited, particularly among the higher credit quality customers we seek to attract through our current marketing strategy. Affiliations among commercial banks, securities firms, and insurance companies may increase the number of competitors in the banking industry and the level of competition for banking products, including credit cards. In addition, competition has intensified due to continuing consolidations in the banking and financial services industry, which has resulted in significantly larger institutions with significantly greater resources.

              Our competitors have taken and may in the future take competitive actions such as offering lower interest rates and fees, larger credit lines, and other incentives to customers to use our competitors' credit cards and other products and/or transfer existing balances to our competitors' credit cards, and pursuing litigation strategies against us and other companies in an effort to increase their market share. These and other competitive practices could result in decreases in our account and balance growth, the loss of existing customers and/or reductions in account balances, increased customer acquisition costs, and reductions in the interest and fees that we charge.

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

              Reduced loan balances will reduce interest income because the interest charges that accrue on the loans we make to our customers are based on a percentage of the applicable outstanding loan balance. In addition, lower loan balances and an increase in the percentage of higher quality loans in our portfolio have resulted in, and will likely continue to result in, lower income from cardholder service products and performance fees. This will likely result in reduced aggregate income from interest, fees, and other charges.

Our Financial Results Could Be Hurt by the Performance of Securitized Loans and Changes in the Valuation of Our Interests in Securitizations.

              We retain certain interests in the assets created in our securitizations, including retained subordinated securityholders' interests, interest-only strips, and spread accounts. The income we earn from these interests depends on many factors, including the performance of the securitized loans, fluctuations in discount rate assumptions, interest paid to securityholders, and other expenses. The performance of the securitized loans is subject to the same risks and uncertainties that affect the loans that we have not securitized. These risks and uncertainties include, among others, delinquencies and credit losses, economic downturns and social factors, interest rate fluctuations, changes in government policies and regulations, changes in accounting rules and changes or differences in the interpretation and application of such rules, competition, expenses, dependence on third party vendors, fluctuations in accounts and account balances, and industry risks.

              With the deterioration of the credit quality of our portfolio in 2001 and 2002, we retained larger subordinated interests in securitizations than in prior years, due to the increased levels of credit enhancement required in our securitization transactions. Although our required credit enhancement levels have begun to decrease as credit quality has improved, retained subordinated interests continue to represent a significant portion of our reported assets. In general, these interests are reported at fair value. The value of the retained interests will fluctuate over time due to factors such as the amount of loans securitized, the performance and credit risk of the securitized loans, and market interest rates and other market conditions. Changes in the valuations of our retained subordinated interests and the assumptions and methods used to calculate such valuations, and changes or differences in the interpretation and application of accounting rules relating to such valuations, can have a material impact on our income and our assets. Further, we must maintain additional regulatory capital with respect to these retained subordinated interests. Increased capital levels can have a material impact on our return on equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview of Critical Accounting Policies" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Securitizations of Loans Receivable."

PNB Is Required to Operate in Accordance with the Capital Plan.

              PNB continues to operate under the Capital Plan and its written agreement with its primary regulator and is generally under close scrutiny by its regulators, who have broad authority to regulate the operations and management of banks to assure safety and soundness. See "Regulatory Matters."

              Among other things, beginning with the quarter ending June 30, 2004, the Capital Plan requires PNB to maintain a total risk-based capital ratio of at least 10% after applying the Subprime Guidance risk weightings and including in the calculation the impact of the AIR guidance. Although PNB's capital ratios satisfied the Capital Plan's capital ratio requirements in 2004, they could fall below the levels required under the Capital Plan if PNB's assets grow faster than projected, or as a result of other factors, such as greater than expected credit losses. In addition, PNB has committed under the Capital Plan to maintaining substantial levels of liquidity while reducing the level of insured deposits, improving the quality of the assets on its balance sheet that are funded by insured deposits, and reducing the level of residual interests in securitizations. We cannot assure you that these goals will continue to be met.

              If PNB fails to adhere to the Capital Plan, its regulatory agreement, or other regulatory capital requirements, it will face significant restrictions on growth and operating activities. Ultimately, if PNB fails to adhere to such requirements, it could be ordered to cease deposit taking and lending activities. Its regulators could also assess civil money penalties, initiate proceedings to terminate deposit insurance, and assume control of PNB.

We Could be Required to Provide Support to Our Banking Subsidiary.

              Under our capital assurances and liquidity maintenance agreement with PNB, we agreed to contribute capital or otherwise provide support to PNB in order to maintain or meet its capital and liquidity needs in accordance with the Capital Plan. In the third quarter of 2001 and in 2002, we contributed a total of $398.0 million in cash to PNB, and in addition in 2002 we contributed the stock of Providian Bancorp Services to PNB. Primarily as a consequence of these contributions, our investment in subsidiaries as a percentage of our total equity, which is referred to as our "double leverage," at December 31, 2004 was 114% (after taking into account the in-kind dividend from PNB in the fourth quarter of 2004 consisting of certain retained interests, which had a carrying value of $230.6 million, in PNB securitization transactions). A double leverage ratio in excess of 100% indicates the degree to which an investment in subsidiaries has been funded with long-term borrowings and other liabilities of the parent company. The support we are required to provide to PNB in order to maintain or meet its capital and liquidity needs could limit our ability to service debt obligations and expend funds at the parent company level. The principal source of funds for us to make payments on parent company debt securities and to meet other parent company obligations comes from our cash investments and from dividends from PNB. PNB has agreed not to pay any dividends to us during the term of its regulatory agreement without first obtaining regulatory consent. Although PNB was able to obtain regulatory consent for the in-kind dividend to us in the fourth quarter of 2004, there is no assurance that any future regulatory consent, if requested, will be granted.

              We may determine to undertake capital raising strategies, such as convertible debt offerings, offerings under our dividend reinvestment and direct stock purchase plan, and other equity or debt offerings, or purchase retained interests in securitizations from PNB, in order to raise capital to contribute to PNB or otherwise to support PNB. Such strategies could adversely affect our financial results and/or stock price for a variety of reasons, including dilution to existing equity holders.

PNB's Regulators Can Impose Restrictions on Its Operations.

              PNB's regulators have broad discretion to issue or revise regulations, or to issue guidance, that may significantly affect us, PNB, or the way we conduct our business. For example, the banking regulators have issued guidelines governing subprime lending activities that require financial institutions engaged in subprime lending (including PNB) to carry higher levels of capital and/or credit loss allowances, and PNB is also subject to the banking regulators' guidance to the industry on credit card account management and loss allowance practices.

              In addition, PNB's regulators have imposed the restrictions discussed under "Regulatory Matters," and could impose further restrictions on our business, or increase existing restrictions. Any new or more restrictive requirements could include, among others, requirements relating to: minimum regulatory capital levels; the manner in which we calculate increased risk weightings for purposes of the Subprime Guidance; deposit taking and rates paid on deposits and restrictions related to the quality of assets funded by deposits; extensions of credit; account management, risk management, and loss allowance practices; adoption of new or enhanced structures for the management of enterprise-wide risk and internal controls; strategic acquisitions and asset growth; underwriting criteria; accounting policies and practices (including increases in allowances for credit losses, acceleration of loss recognition for interest and fees, and modifications to securitization accounting practices); enhanced scrutiny and consent requirements relating to our business plans and liquidity management; submission of special periodic regulatory reports; and additional supervisory actions or sanctions under applicable Prompt Corrective Action guidelines and other applicable laws and regulations.

              The capital requirements of PNB are subject to qualitative judgments by its regulators with respect to components, risk weightings, and other factors. Its banking regulators have the authority to require PNB to adhere to higher capital requirements than those specified in the regulatory capital rules or the Capital Plan. This could necessitate increasing capital ratios by various means, including asset sales or equity issuances. In addition, the strategic initiatives that we have taken, and any that we may take in the future, could have an impact on PNB's capital ratios and requirements.

              Any new or more restrictive requirements could hurt our financial results, limit our growth prospects, reduce our returns on capital, and/or require us to raise additional capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Adequacy."

We Face Reduced Funding Availability and Increased Funding Costs.

              Our major sources of funding are retail deposits, asset securitizations, our liquidity portfolio, and debt issuances. As part of the Capital Plan, PNB committed to reduce reliance on insured deposits and to improve the quality of assets funded by deposits. We substantially reduced our usage of the broker channel in 2002 as a source of retail deposits as a result of our credit rating downgrades, performance problems, and regulatory commitments. We cannot assure you that this channel will remain open to us. Regulatory requirements could prohibit PNB from taking any deposits if it fails to meet regulatory capital requirements. PNB's regulators could prohibit it from taking deposits even under circumstances where current regulations would not otherwise prohibit deposit taking. Our ability to raise funds through deposit taking could also be diminished if, in order to attract deposit customers, the rates that we have to pay on such deposits increase. This could happen, for example, as a result of increased competition in the deposit market.

              In addition to retail deposits, we rely heavily on the securitization of our credit card receivables to fund our business. We experienced deterioration in our asset quality and downgrades in our debt ratings during 2001 and 2002. This reduced our access to securitization funding and resulted in higher funding costs and less favorable terms than were previously available to us. If our asset quality deteriorates, or our debt ratings or those of PNB are downgraded again, our funding capabilities would be negatively affected. Economic, legal, regulatory, accounting, and tax changes, as well as regulatory actions and other events affecting our competitors, can also make future securitizations and other sources of funding more difficult, less efficient, more expensive, or unavailable.

              Although we have been able to complete new securitization transactions and maintain a substantial liquidity portfolio since adoption of the Capital Plan and from time to time may sell non-essential assets to generate cash to run our business, we cannot assure you that we will continue to be able to access these funding sources in the future. Competition for funding sources comes from a wide variety of institutions, many of which have more capital and resources and higher credit ratings than we do. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity."

We Could Experience a Change in the Status of Our Securitizations.

              Our financial results, regulatory capital, and ability to fund ongoing operations could be negatively affected by certain changes in the status of our securitizations. This could lead to PNB's failure to meet its commitments under the Capital Plan.

              When we securitize our consumer loans, we record the securitizations as sales for GAAP and regulatory accounting purposes. At the time of sale, we remove the securitized loans and related credit loss allowance from our balance sheet and record our retained interests in the transaction. Certain events could cause the securitized loans to be returned to our balance sheet, however. For example, securitized loans would be returned to our balance sheet if a securitization transaction were found to have failed to meet the applicable criteria for sale treatment under GAAP, or if PNB's regulators were to determine that a transfer involved "implicit recourse," or if the "revolving period" of a transaction were terminated ahead of schedule. If an event were to occur that caused the securitized loans to be returned to our balance sheet, we would be required to establish a credit loss allowance and maintain regulatory capital with respect to those loans and adjust gains and losses previously recognized in connection with the securitizations.

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

              During the revolving period of a securitization, we do not distribute to investors their share of monthly principal payments. Instead, the investors' share of principal payments is used to fund the investors' purchase of replacement loans receivable. Certain events, called early amortization events, could accelerate the termination of the revolving period. Early amortization events include excess spread triggers (based on a formula that takes into account interest and fee yield, interest, servicing, and other administrative costs and credit losses allocated to a particular series), breaches of certain representations, warranties, or covenants, insolvency or receivership, and servicer defaults, and, for some series, may include the occurrence of an early amortization with respect to our other securitization transactions. The securitizations we issued in 2002 and 2003 contain terms that are generally less favorable than those contained in our past securitization transactions, including additional amortization events. For example, under certain securitizations issued in 2002 and 2003, early amortization can be triggered based on a minimum shareholders' equity test, failure to maintain a back-up servicing agreement under certain conditions, or the failure of an interest rate cap provider to make required payments. We maintained a back-up servicing agreement until February 2005, when it was terminated under conditions which did not result in the occurrence of an early amortization.

Although our excess spread rates have improved, there is still a risk that an early amortization event based on excess spread triggers or on other events could occur with respect to one or more series of securitizations. If termination of the revolving period is accelerated, principal payments on securitized loans would be paid to investors to reduce their invested interest, and our "seller's interest" would correspondingly increase. As the seller's interest increases, we would need to obtain alternative sources of funding, establish additional credit loss allowances, and maintain additional regulatory capital. This would negatively affect our financial results and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Securitizations of Loans Receivable."

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

We Rely on a Number of Third Party Vendors and Service Providers in the Operation of Our Business.

              Our business depends on a number of third parties, including telemarketing and data processing providers, providers of credit enhancement, insurance, and liquidity in connection with our securitizations, nationwide credit bureaus, co-branding and affinity partners, postal and telephone service providers, public utilities, bankcard associations, cardholder service providers, transaction processing service providers, and technology outsourcing vendors. Some of these vendors are located outside the United States. Overall, our use of third party vendors has increased as a result of operational efficiency measures implemented beginning in 2003. Problems with any of these relationships or disruption in one or more of these services could disrupt our operations, create legal exposure, or hurt our financial results.

We Are Dependent on Our Management and Operations Personnel.

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

Interest Rate Fluctuations Can Hurt Our Profitability.

              We borrow money from institutions and depositors in order to lend money to our customers. The difference between the rates we pay to borrow money and the rates we earn on the loans we make to our customers (the "spread") affects our earnings and the value of our assets and liabilities. Accordingly, interest rate movements that affect this spread can have a material effect on our profitability. If the interest rates we pay on our deposits and borrowings increase to a greater extent than the rates our customers pay to us, or if the interest rates that we charge customers are reduced (as a result of competition or otherwise) to a greater extent than the interest rates we pay on our deposits and borrowings, our profits could be negatively affected. Interest rate movements may also affect our profits if they result in changes to the discount rate assumptions that we use to value interests retained in our securitizations.

              A substantial portion of our receivables earn interest at variable, rather than fixed, rates, and from time to time we may make changes to the rates we charge our customers that could have an effect on the spread. Increases in the interest rates charged to customers could result in customers using our credit cards less frequently, carrying smaller balances, or looking to other credit sources or could lead to increased credit losses, which could negatively affect our financial performance as accounts and account balances decrease. See "—Fluctuations in Our Accounts and Account Balances Will Affect Our Financial Results."

              We generally seek to mitigate risks to earnings and capital arising from movements in interest rates. The main tools we use to manage our interest rate sensitivity are investment decisions, pricing decisions on our loans receivable and, when deemed appropriate, derivatives, including interest rate swap and cap agreements. However, these techniques and instruments rely on the exercise of significant judgment, are subject to numerous uncertainties, and may not protect against certain risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity."

Changes in Government Policy and Regulation Can Negatively Affect Our Results.

              Federal and state laws significantly limit the types of activities in which we or PNB may engage and the manner and terms on which PNB may offer, extend, manage, and collect loans. Congress, the states and other governmental bodies in the jurisdictions in which we operate may enact new laws and regulations, or amend existing laws and regulations, relating to consumer protection, debtor relief, collection activities, and consumer privacy. Such laws and regulations could make it more difficult or expensive for us to make or collect our loans. New laws and regulations could also limit the interest and fees that we may charge our customers or impose new disclosure requirements relating to pricing and other terms. In addition, failure to comply with laws and regulations could result in lawsuits, public relations problems, and increased regulatory scrutiny, and might require us to pay substantial settlement costs, damages, or penalties. As a result, new laws or regulations or changes in existing laws or regulations could hurt our financial results. Changes in government fiscal or monetary policies, including changes in capital requirements and our rate of taxation, could also hurt our financial results.

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

              In a lawsuit filed in 1998, the U.S. Justice Department challenged the associations' duality structure, which permits overlapping ownership and control of the associations by the same group of banks. The lawsuit also sought to invalidate the associations' rules that restrict member banks from joining competing networks such as American Express and Discover/Novus. The trial court rejected the duality claim, but ruled against the associations on the competing networks claim. The trial court's ruling was affirmed on appeal, and in October 2004 the U.S. Supreme Court let stand the lower court's decision. In a related development, American Express has sued us and seven other major banks, Visa, and MasterCard, in an antitrust lawsuit alleging anti-competitive practices. Ending the associations' competing network rule will allow banks to issue general-purpose cards other than Visa and MasterCard cards, which could alter the structure of the credit card industry.

Other Industry Risks Could Affect our Financial Performance.

              We face many industry risks that could negatively affect our financial performance. For example, we face the risk of fraud by accountholders and third parties, as well as the risk that increased criticism from consumer advocates or the media could hurt consumer acceptance of our products. In addition, the financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions and failures may interrupt or delay our ability to provide services to our customers. In particular, we face technological challenges in the developing online credit card and financial services market. We also face claims relating to widely used technologies that are alleged to be proprietary in nature, including call center technology. The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in certain of our products and services. Security breaches, acts of vandalism, and developments in computer capabilities could result in a compromise or breach of the technology we use to protect our customers' personal information and transaction data. Consumers generally are concerned with security breaches and privacy on the Internet, and Congress or individual states could enact new laws regulating the electronic commerce market that could adversely affect us.

OUR EXECUTIVE OFFICERS

              Our executive officers and information regarding their positions and business experiences are as follows:

Name and Age	Principal Occupation and Business Experience
Joseph W. Saunders Age: 59	President and Chief Executive Officer since November 2001 and Chairman since May 2002. Mr. Saunders was Chairman and Chief Executive Officer of Fleet Credit Card LLC from 1997 to November 2001. Prior to that, he was head of the credit card operations at Household Credit Services and held various executive positions at Household International, Inc. over a 12-year period. Mr. Saunders is a member of the Board of Directors of Visa U.S.A. Inc.
John Botcheller Age: 55	Executive Vice President, Finance since July 2003, responsible for controllership activities and corporate planning. Mr. Botcheller was the Chief Financial Executive of Woori Bank, a commercial bank in Korea, from June 2000 to March 2003. Prior to that, he was corporate controller of Aetna International, Inc. from 1998 to 2000.
Chaomei Chen Age: 46	Vice Chairman, Credit and Collections and Chief Credit Officer from October 2004 and Vice Chairman, Credit and Collections, from August 2002 to October 2004. From June 1998 to August 2002, Ms. Chen was Executive Vice President at Fleet Credit Card Services, responsible for credit risk management, credit policy, collections, and fraud operations; and from May 1996 to June 1998, she was Senior Vice President at PNC National Bank in Delaware, responsible for risk management, credit policy, and credit operations.
Susan Gleason Age: 57	Vice Chairman, Operations and Enterprise Technology since May 2004 and Vice Chairman, Operations and Technology from January 2002 to May 2004. Ms. Gleason was Executive Vice President, Operations and Information Technology at Fleet Credit Card Services from 1998 to January 2002. From 1985 to 1998, she held various executive positions at Household Credit Services, with responsibility in the areas of operations, information technology, human relations, facilities and security.
Richard A. Leweke Age: 51	Vice Chairman and Chief Human Resources Officer since March 2003. Mr. Leweke joined Providian as Executive Vice President, Compensation and Benefits in January 2003. Prior to joining Providian, he spent 11 years at California Federal Bank, where he served in a number of capacities, most recently as Executive Vice President, Director, Human Resources and Administrative Services, from 1997 to January 2003.
Ellen Richey Age: 56	Vice Chairman, Enterprise Risk Management, Chief Legal Officer and Corporate Secretary since October 2004. Ms. Richey has been a Vice Chairman since October 1999 and corporate secretary since January 1995. She was also General Counsel from October 1999 to July 2004, when she became Chief Legal Officer, and Vice Chairman, Enterprise Risk Management from March 2003 to July 2004. From July to October 2004, Ms. Richey was also Chief Enterprise Risk Officer.
Anthony Vuoto Age: 53	Vice Chairman and Chief Financial Officer since April 2002. From April 2001 to April 2002, Mr. Vuoto was an independent consultant, and from February 2000 to April 2001, he was President and Chief Operating Officer, First USA Bank. From August 1999 to February 2000, he was President, Bank One Consumer Lending Division. He was Director, Distribution and Sales at Citibank Germany from February 1998 to August 1999; and he was General Manager, Credit Cards, at Citibank Germany from February 1996 to February 1998.

Warren Wilcox Age: 47	Vice Chairman, Planning and Marketing since May 2004 and Vice Chairman, Marketing and Strategic Planning from January 2002 to May 2004. From 1998 to 2001, Mr. Wilcox was Executive Vice President, Planning and Development at Fleet Credit Card Services. From 1994 to 1998, he was Executive Director, Planning and Marketing at Household Credit Services. From 1993 to 1994, Mr. Wilcox was an executive at Fair Isaac Corporation, with responsibilities in certain new business development activities.

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

              Significant operations centers and other properties are located at the following leased premises:

Location	Square Footage

150 Spear Street, San Francisco, California	42,000 square feet
123 Mission Street, San Francisco, California	90,000 square feet
1333 Broadway, Oakland, California	84,000 square feet
3801 South Collins Boulevard, Arlington, Texas	239,000 square feet
6500 Tracor Lane, Austin, Texas	66,000 square feet
1440 Goodyear Drive, El Paso, Texas	126,000 square feet
53 and 54 Regional Drive, Concord, New Hampshire	25,500 square feet

LEGAL PROCEEDINGS

              Following the announcement in October 2001 of our third quarter 2001 delinquency and credit loss experience, a number of lawsuits were filed against us and certain of our executive officers and/or directors. These included Rule 10b-5 securities class actions and two shareholder derivative actions.

              The Rule 10b-5 securities class actions were filed in the District Court for the Northern District of California. These consolidated actions (In re Providian Financial Securities Litigation) alleged that we and certain of our officers made false and misleading statements concerning our operations and prospects for the second and third quarters of 2001 in violation of federal securities laws. The class comprised those persons or entities who acquired our stock between June 6, 2001 and October 18, 2001. In September 2004, a settlement of these actions on a classwide basis for $65 million received final approval from the court. Our insurance carriers have funded the settlement amount, in addition to the attorneys' fees that we incurred for our own defense. However, coverage of these actions under our insurance policies for amounts above $50 million is subject to a reservation of rights by the affected insurers to contest coverage, and these reservation of rights claims have not yet been resolved.

              The shareholder derivative actions were filed in December 2001 and January 2002 in California state court in San Francisco. These actions generally sought redress against members of our Board of Directors and certain executive officers and alleged breach of fiduciary duty, gross negligence, breach of contract, and violation of state insider trading law. These actions have been settled for $1 million, which was funded under our insurance policies, subject to the reservation of rights described above. The settlement was approved by the Court in January 2005.

              Beginning in 1999, we were named as a defendant in a number of legal proceedings relating to allegedly unfair and deceptive business practices by our banking subsidiaries in the marketing of cardholder service products and other practices. In June 2000, we reached settlements with the Comptroller, the San Francisco District Attorney, the California Attorney General, and the Connecticut Attorney General with respect to these consumer claims. In November 2001, settlement of the consumer class action and other lawsuits pending in state and federal court relating to such practices received final state court approval, and the federal court actions were dismissed in March 2002. In connection with these settlements, we agreed to make certain business practice changes and to pay restitution to affected customers. Approximately 6,400 class members opted out of participation in the class action settlement, approximately 80% of whom were represented by counsel in Mississippi and Alabama. We settled the Mississippi and Alabama opt-out claims on a global basis in 2004. Under the settlement, individual actions filed by 60 of the class members were dismissed, and approximately 5,000 individual claims were released, in exchange for payments made to the claimants out of previously established reserves.

              In February 2001, we were named as a defendant in a putative consumer class action suit entitled Ross v. Visa U.S.A. Inc., et al., which was filed in the United States District Court for the Eastern District of Pennsylvania against Visa, MasterCard and a number of credit card issuing banks. The suit alleges that uniform foreign currency surcharges allegedly imposed by the defendants are the result of a conspiracy in restraint of trade and violate the federal antitrust laws. The suit also alleges that the defendant banks violated the Truth-in-Lending Act by failing to separately identify these surcharges to their customers on their monthly statements. Similar lawsuits were subsequently filed in California and New York. In August 2001, the Federal Judicial Panel on Multidistrict Litigation transferred all of these cases to the Southern District of New York. In January 2002, plaintiffs filed an amended consolidated complaint, which the defendants moved to dismiss. In July 2003, the court granted the motion to dismiss the plaintiffs' claim for actual damages under the Truth-in-Lending Act, and denied the motion to dismiss the plaintiffs' antitrust claims. The plaintiffs' motion for class certification was granted in October 2004. Various motions challenging this order are pending before the court. This case remains in the discovery phase.

              In July 2002, we were named as a defendant in a putative class action suit entitled Shoars v. Providian Bancorp Services, Providian Financial Corporation, et al. The suit was filed against us in California state court and alleged that our Paid Time Off ("PTO") plan violated California Labor Code section 227.3 because we capped the payout of PTO benefits for terminated employees at 40 hours. Following removal of the case to federal court and the subsequent remand to state court, the parties settled the case on a classwide basis for $5.7 million in the first quarter of 2004. All payments to class members have been paid.

              In January 2004, a state court putative class action, Ventura v. Providian National Bank, was filed in Orange County, California, alleging that PNB's minimum payment calculation results in improper overlimit fees and that its payment posting practices result in improper interest charges and late fees. The complaint alleges a single breach of contract claim and seeks damages, attorneys' fees, and other relief. In February 2004, a state court putative class action, Marotta v. Providian National Bank, was filed in Orange County, California, alleging that plaintiffs' annual percentage rates were improperly increased without proper notice. The complaint alleges a single breach of contract claim and seeks damages, attorneys' fees, and other relief. Both cases are in the preliminary discovery phase.

              In November 2004, we, along with seven other major banks, Visa, and MasterCard, were named as defendants in an antitrust lawsuit alleging anti-competitive practices, American Express Travel Related Services Company,  Inc. v. Visa U.S.A. Inc., et al. The litigation arises from the Department of Justice's successful antitrust suit against Visa and MasterCard challenging the associations' rules prohibiting member banks from issuing American Express or Discover cards. All defendants filed motions to dismiss the complaint, which are set for hearing in April 2005.

              We have been advised that an individual has made a claim against us and one of our vendors, alleging that we and/or the vendor received discounted bulk mail postage rates from the U.S. Postal Service on certain mailings between 1997 and 2001 that were not eligible for the discounted rates. The allegations involve claims that such mailings were not eligible for bulk mail postage rates because requirements relating to the updating of mailing lists were not satisfied. If we were not entitled to receive the discounted rates, we could be subject to treble damages, penalties, and other relief. The Civil Division of the Department of Justice is working with the U.S. Postal Service to investigate these allegations and to determine whether to pursue the matter. We have received a subpoena from the U.S. Postal Service and have provided documents in response to the subpoena.

              In February 2004, we received a demand in arbitration from Credigy Receivables alleging a breach of contract by our subsidiary, First Select, Inc., in connection with the sale of a portfolio of certain charged-off consumer credit card accounts. We settled this matter in the third quarter of 2004 and funded the settlement out of previously established reserves.

              In November 2004, we settled the claim in arbitration by our former Chief Executive Officer, Shailesh Mehta, concerning severance and other benefits alleged to be due under Mr. Mehta's employment agreement in connection with the termination of his employment in November 2001. Pursuant to the settlement, Mr. Mehta received a cash payment of approximately $10 million. In addition, in accordance with the terms of the employment agreement, all stock options outstanding at the time of his termination were vested and are exercisable through their original expiration dates. All of his unvested restricted stock was cancelled.

              In February 2005, PNB was named as a defendant in Koskey v. CompuCredit Corporation and Providian National Bank, et al., a putative class action filed in Los Angeles Superior Court which arises out of certain changes in the terms of customer account agreements, including increases to interest rates, made in connection with the sale by PNB in 2002 of certain higher risk loans that were serviced by CompuCredit. The plaintiffs allege that the changes were not adequately disclosed and that customers were not given the opportunity to reject the increased interest rates. The putative class is purported to consist of all accountholders whose balances plaintiffs allege were transferred from PNB to CompuCredit. We have not yet answered the complaint.

              In addition, we are commonly subject to various other pending and threatened legal actions arising in the ordinary course of business from the conduct of our activities.

              Due to the uncertainties of litigation, we can give no assurance that we will prevail on claims made against us in the legal proceedings that we currently face or that additional proceedings will not be brought. We believe that we have substantive defenses in the actions and claims described above, and we intend to defend those actions and claims vigorously. We also establish reserves for expected future litigation exposures that we determine to be both probable and reasonably estimable. However, an informed assessment of the ultimate outcome of pending lawsuits and potential claims is not feasible in many cases, and we cannot predict the potential future impact of pending lawsuits and potential claims on us. While we do not presently expect these matters to have a material adverse effect on our business, financial condition, or results of operations, we can give no assurance that they will not have such an effect.

QUARTERLY AND COMMON STOCK DATA

SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (Unaudited)

	Quarter ended
(dollars in thousands, except per share data)
	March 31	June 30	September 30	December 31
	As Restated(1)	As Restated(1)	As Restated(1)
2004
Interest income	$245,391	$238,410	$258,644	$252,289
Interest expense	133,712	123,003	119,374	119,567
Net interest income	111,679	115,407	139,270	132,722
Provision for credit losses	88,852	182,017	161,351	85,075
Non-interest income	386,779	401,258	421,208	396,036
Non-interest expense	266,006	259,093	256,933	264,305
Income before income taxes	143,600	75,555	142,194	179,378
Net Income	$93,667	$49,914	$93,076	$144,587
Earnings per common share—basic	$0.33	$0.17	$0.32	$0.50
Earnings per common share—assuming dilution(2)	$0.30	$0.16	$0.29	$0.44
Weighted average common shares outstanding—basic (000)	288,085	288,355	289,263	289,641
Weighted average common shares outstanding—assuming dilution (000)(2)	317,622	332,647	333,570	339,657
	Quarter ended
(dollars in thousands, except per share data)
	March 31	June 30	September 30	December 31
	As Restated(1)	As Restated(1)	As Restated(1)	As Restated(1)
2003
Interest income	$348,111	$288,118	$232,579	$223,928
Interest expense	171,845	163,867	154,907	143,171
Net interest income	176,266	124,251	77,672	80,757
Provision for credit losses	261,815	132,004	98,732	129,793
Non-interest income	433,788	401,122	461,123	429,899
Non-interest expense	328,308	324,574	286,588	261,531
Income before income taxes	19,931	68,795	153,475	119,332
Net Income	$12,262	$41,693	$93,062	$72,337
Earnings per common share—basic	$0.04	$0.15	$0.32	$0.25
Earnings per common share—assuming dilution(2)	$0.04	$0.14	$0.30	$0.24
Weighted average common shares outstanding—basic (000)	286,187	286,310	287,620	287,682
Weighted average common shares outstanding—assuming dilution (000)(2)	290,429	298,027	313,973	314,852

  (1)
  See Note 3 to our Consolidated Financial Statements, "Restatement of Prior Periods Presented," for further discussion.
  (2)
  Amounts reflect the effect of adopting EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF 04-8"), in the third quarter of 2004. We included the dilutive effect of our contingently convertible notes in our calculation of diluted earnings per common share from the time of issuance of the notes, in accordance with the if-converted methodology under Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). As required by EITF 04-8, we have also restated our diluted earnings per common share for prior periods. The adoption of EITF 04-8 had the effect of reducing our diluted earnings per common share by $0.02 for Q4 2004, $0.03 for Q3 2004, $0.01 for Q2 2004, and $0.02 for Q1 2004. For 2003, the adoption of EITF 04-8 had the effect of reducing our diluted earnings per common share by $0.01 for Q4 2003 and $0.02 for Q3 2003, and had no impact on diluted earnings per common share for Q2 2003 and Q1 2003 because the effect would have been antidilutive.

COMMON STOCK PRICE RANGES AND DIVIDENDS (Unaudited)

	High	Low	Dividends Declared Per Common Share		High	Low	Dividends Declared Per Common Share

2004				2003
First quarter	$13.73	$11.36	—	First quarter	$7.32	$5.25	—
Second quarter	15.10	11.96	—	Second quarter	10.25	6.78	—
Third quarter	15.55	13.20	—	Third quarter	12.00	9.11	—
Fourth quarter	16.86	14.59	—	Fourth quarter	13.00	10.30	—

Our common stock is traded on the New York Stock Exchange under the symbol "PVN." There were 7,248 holders of record of our common stock as of February 28, 2005. Providian National Bank, our banking subsidiary, is subject to restrictions on its ability to pay dividends to us. See "Regulatory Matters—Our Regulatory Agreements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funding and Liquidity."

SELECTED FINANCIAL DATA

	Year ended December 31,
(dollars in thousands, except per share data)	2004	2003	2002	2001	2000
		As Restated(1)	As Restated(1)	As Restated(1) Unaudited	As Restated(1) Unaudited
STATEMENT OF INCOME DATA
Interest income	$994,734	$1,092,736	$1,682,485	$2,599,669	$2,686,205
Interest expense	495,656	633,790	771,994	934,309	874,779

Net interest income	499,078	458,946	910,491	1,665,360	1,811,426
Provision for credit losses	517,295	622,344	1,291,738	2,014,342	1,502,083
Non-interest income	1,605,281	1,725,932	2,328,215	2,802,877	3,261,797
Non-interest expense	1,046,337	1,201,001	1,808,882	2,347,510	2,406,020

Income from continuing operations before income taxes	540,727	361,533	138,086	106,385	1,165,120
Income tax expense	159,483	142,179	25,585	44,560	465,471

Income from continuing operations	381,244	219,354	112,501	61,825	699,649
Income (loss) from discontinued operations, net-of-taxes	—	—	67,156	(118,271)	(32,262)
Cumulative effect of change in accounting principle, net-of-taxes	—	—	—	1,846	—

Net Income	$381,244	$219,354	$179,657	$(54,600)	$667,387

Income from continuing operations per common share—assuming dilution(2)	$1.19	$0.74	$0.39	$0.22	$2.39

Net Income per common share—assuming dilution(2)	$1.19	$0.74	$0.62	$(0.19)	$2.28

Cash dividends declared per common share	$—	$—	$—	$0.090	$0.105
STATEMENT OF FINANCIAL CONDITION DATA
Loans held for securitization or sale	$—	$—	$—	$1,410,603	$—
Loans receivable(3)	7,522,401	6,280,957	6,907,757	11,559,140	13,560,724
Allowance for credit losses	(599,703)	(625,886)	(1,012,461)	(1,932,833)	(1,436,004)
Total assets	14,344,539	14,246,315	16,598,729	19,843,659	18,093,723
Deposits	9,471,004	10,101,057	12,662,077	15,253,150	13,080,969
Borrowings	1,461,358	1,272,349	955,577	1,060,656	1,028,076
Equity	2,709,529	2,296,417	2,086,871	1,893,819	2,111,988
REPORTED FINANCIAL DATA
Adjusted margin on average loans(4)	8.57%	8.52%	10.67%	14.36%	22.49%
Net interest margin on average loans(5)	8.40%	9.71%	11.50%	11.72%	13.78%
Delinquency rate(6)	4.61%	6.64%	10.00%	7.58%	9.02%
Net credit loss rate(7)	7.94%	12.79%	13.61%	10.70%	8.35%
MANAGED FINANCIAL DATA
Loans receivable(8)	$18,535,753	$16,934,308	$19,627,508	$32,653,417	$26,913,382
Adjusted margin on average loans(9)	8.28%	6.31%	7.57%	10.64%	15.98%
Net interest margin on average loans(10)	13.66%	14.90%	15.45%	12.78%	12.60%
Delinquency rate(11)	6.16%	9.29%	11.11%	8.81%	7.54%
Net credit loss rate(12)	11.65%	15.82%	16.29%	10.78%	7.72%
OTHER STATISTICS
Total accounts (000s) at year-end	10,257	10,487	12,020	18,397	15,968
Return on reported average assets	2.77%	1.39%	1.01%	(0.27)%	3.83%
Return on managed average assets(13)	1.70%	0.89%	0.63%	(0.15)%	2.42%

Return on average equity	15.46%	10.22%	8.90%	(2.42)%	39.78%
Equity to reported assets	18.89%	16.12%	12.57%	9.54%	11.67%
Equity to managed assets	11.46%	9.91%	7.90%	5.04%	6.83%

(1)
See Note 3 to our Consolidated Financial Statements, "Restatement of Prior Periods Presented," for further discussion.
(2)
Amounts reflect the effect of adopting EITF 04-8 in the third quarter of 2004. We included the dilutive effect of our contingently convertible notes in our calculation of diluted earnings per common share from the time the notes were issued, in accordance with the if-converted methodology under SFAS No. 128. As required by EITF 04-8, we have also restated our diluted earnings per common share for prior periods. The adoption of EITF 04-8 had the effect of reducing our diluted earnings per common share by $0.04 for 2004 and $0.01 for 2003, and had no impact on diluted earnings per common share for 2002, 2001, and 2000 because the effect would have been antidilutive.
(3)
Represents all consumer credit products; amounts exclude estimated uncollectible interest and fees. See Note 5 to Consolidated Financial Statements.
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
(6)
Represents reported loans receivable that are 30 days or more past due at period end, expressed as a percentage of reported loans receivable at period end.
(7)
Represents principal amounts of reported loans receivable that have been charged off, less recoveries, expressed as a percentage of reported average loans receivable during the period; fraud losses are not included.
(8)
Represents all loans receivable from customer accounts that we manage, including the loans receivable reported on our statement of financial condition and the loans receivable removed or reclassified from our statement of financial condition through our securitizations. Loans receivable amounts exclude estimated uncollectible interest and fees.
(9)
Represents interest income, less interest expense and net credit losses, plus credit product fee income on managed average loans receivable, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.
(10)
Represents interest income on managed average loans receivable, less interest expense, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.
(11)
Represents managed loans receivable that are 30 days or more past due at period end, expressed as a percentage of managed loans receivable at period end.
(12)
Represents principal amounts of managed loans receivable that have been charged off, less recoveries, expressed as a percentage of managed average loans receivable during the period; fraud losses are not included.
(13)
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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              This discussion is intended to further the reader's understanding of our consolidated financial condition and results of operations. It should be read in conjunction with our historical financial statements included in this Annual Report, the data set forth under "Selected Financial Data," and the discussion included under "Risk Factors." Results for prior periods have been restated for various correcting adjustments, to the extent applicable. These adjustments are discussed in Note 3 to our Consolidated Financial Statements, "Restatement of Prior Periods Presented." Our historical financial statements may not be indicative of our future performance.

Our Business

              We provide credit card and deposit products to customers throughout the United States. Our lending and deposit taking activities are conducted through Providian National Bank ("PNB"), a wholly owned banking subsidiary. We market consumer loans and deposits using distribution channels such as mail, telephone, and the Internet.

              We generate income primarily through interest charged on outstanding loan balances and fees related to account usage and performance (such as late, overlimit, cash advance, balance transfer, and annual membership fees), and from the sale of various cardholder service products. We receive interchange fees from bankcard associations based on the purchase activity of our credit card customers. In addition, we earn income on our investments held for liquidity purposes and from servicing fees, excess servicing on securitized loans, and changes in the value of interests we retain in connection with our securitizations.

              Our primary expenses are funding costs, including interest costs related to customer deposits and borrowings; credit losses; operating expenses, including salaries and employee benefits, advertising and solicitation costs, occupancy costs, data processing and communication costs; and income taxes.

              We seek to fund our assets through a diversified mix of sources and may vary the use of any one source over time. Our ability to fund existing and future customer loans is currently dependent on four primary sources: deposits, securitizations, a portfolio of cash and liquid investment securities, and debt issuances. Securitization is a process in which we segregate a pool of customer loans by transferring them to a trust, which directly or through other special-purpose entities issues certificates or notes backed by the principal, interest, and fee cash flows generated by the pool of transferred loans. At the time the certificates or notes are issued, we receive cash proceeds from the portion sold to third parties.

Executive Overview

              During 2004, we continued our efforts to strengthen our financial condition and build a productive and sustainable portfolio of customer accounts supported by an appropriately sized and efficient infrastructure. Building off our progress over the previous two years, we focused on four key areas of our business:

  •
  Further strengthening our balance sheet and managing our liquidity position;

  •
  Implementing our "New Providian" and partnership marketing strategies, with a focus on core earnings production;

  •
  Further improving credit performance; and

  •
  Increasing operational efficiency and further reducing our operating expenses

              Balance Sheet and Liquidity. Our primary goals in this area have been to maintain strong capital ratios and manage our liquidity portfolio in line with our growth expectations and PNB's Capital Plan. During 2004, consistent with the Capital Plan, our liquidity position decreased by $853.5 million, to $4.79 billion, while deposit levels decreased, ending the period at $9.47 billion. As a means of improving our overall balance sheet efficiency, PNB received approval from its primary regulator to pay an in-kind dividend to us. The dividend consisted of certain retained interests, with a carrying value of $230.6 million, in PNB securitization transactions. These assets strengthened the parent company's liquidity position and are expected to be available to meet future obligations and provide working capital at the parent company.

              During 2004, we accessed the capital markets with issuances of convertible notes and asset-backed securities. The 2004 issuances consisted of $277.2 million of 2.75% convertible cash to accreting senior notes, five term securitizations totaling $2.96 billion issued as owner trust notes backed by certificates issued by the Providian Gateway Master Trust, and two variable funding series facilities totaling $1.50 billion, one of which is a two-year revolving facility that replaced a one-year revolving facility. Securitization funding under our variable funding series from third party securityholders totaled $630.0 million as of December 31, 2004. Each asset-backed issuance in 2004 provided us with more favorable terms than our issuances of asset-backed securities in 2003 and 2002.

              Our capital position increased during the year and at the end of 2004 was $2.71 billion. At December 31, 2004, our shareholders' equity and allowance for credit losses, on a combined basis, were equal to 44.0% of our reported loans. PNB continued to maintain strong levels of capital ratios throughout the year, ending the year with a total risk-based capital ratio on a subprime basis of 19.47%.

              Marketing. In 2004, we added approximately 2.1 million gross new accounts, of which about 70% were originated through our proprietary marketing program. We generated managed net receivables growth of approximately $1.6 billion during the year as a result of strong balance generation from new account originations and continued stabilization of our older core loan portfolio. We continued to implement our growth strategy by focusing on our "New Providian" marketing, which emphasizes delivery of products, services, and rewards specifically designed for mainstream American consumers, and entering into additional marketing arrangements with co-branding and affinity partners. We entered into several new marketing partnership arrangements during 2004, some of which are scheduled to launch in 2005. The success of our "New Providian" and partnership marketing strategies will continue to be a critical factor in our future earnings.

              Credit. During 2004, we continued to improve the credit mix of our loan portfolio by originating higher-quality loans receivable. We continued to benefit from the results of enhancements in our collections processes and changes in our portfolio management strategies. These actions, combined with the overall improvement in the economy, resulted in lower delinquencies and net credit losses in 2004 as compared to 2003. Our net credit loss rates for 2004 were 7.94% on a reported basis and 11.65% on a managed basis, compared to 12.79% and 15.82% for 2003. Our 30+ day delinquency rates at December 31, 2004 were 4.61% on a reported basis and 6.16% on a managed basis, compared to 6.64% and 9.29% at December 31, 2003. Our earnings during 2004 benefited from a lower allowance for credit losses, reflecting the improved risk composition of our reported assets. As part of our continuing efforts to improve the credit quality of our portfolio, in March 2005 we completed the sale of a portfolio of non-core, higher risk credit card loans held by PNB with a carrying value of approximately $400 million at the date of sale.

              Operations. In 2004, we continued to recognize the benefits of streamlining our organization, which included the consolidation of the Louisville, Kentucky collections activity, the San Antonio, Texas customer service operations, and the Oakland, California operations. The resulting reduction in our infrastructure better aligns it with expected levels of customer accounts and delinquency volumes. Reflecting these efforts and other actions over the past year, non-interest expense for the year ended December 31, 2004 was $1.05 billion compared to $1.20 billion for 2003. Non-interest expense, excluding solicitation and advertising, was $814.0 million for the year ended December 31, 2004, a decrease of $193.4 million from 2003.

              Other Key Factors. As indicated above in the discussion under "—Balance Sheet and Liquidity," we continue to access the capital markets through securitization funding arrangements. Securitizations have remained a primary source of funding for our business. Securitizations have an impact on our earnings because we record a gain or loss on the initial sale of loans in a securitization transaction and we release the allowance for credit losses associated with the securitized loans. In addition, we retain certain interests in the securitized loans, and we recognize changes in the fair value of these retained interests in current earnings. These impacts can contribute to volatility in our earnings, specifically non-interest income—servicing and securitization, from period to period. For example, during the second and third quarters of 2004, our earnings benefited from increases in the valuation of interest-only strips receivable recognized from increases in forecasted excess servicing, primarily due to lower forecasted credit losses. Additionally, in 2003 and 2004, our earnings benefited significantly from income recognized as a result of decreased discount rates and the resulting increase in the valuation of our retained interests caused by spread compression in the credit markets. In contrast, in 2002 our earnings were negatively impacted by increased discount rates and the resulting decrease in the valuation of these interests due to the deterioration in the underlying credit characteristics of the securitized loan portfolio. These fluctuations affect current period earnings; however, discounts previously recognized on retained interests will accrete through earnings over the duration of a securitization transaction, which may span a number of quarterly and annual reporting periods.

              We continue to work on ways to reduce the level of these retained interests, in order to reduce the volatility of our earnings from period to period. During 2003 and 2004, we took measures to reduce this volatility by selling portions of our retained interests to third parties. In December 2004, we completed the sale of $64.8 million of three-year floating rate notes that we had originally retained in connection with a series of asset-backed notes issued in November 2004.

              Restatement. In connection with the preparation of our financial statements for the year ended December 31, 2004, we undertook a review of certain aspects of our accounting for securitizations, specifically interest-only strips. In the course of this review, we were advised by our independent auditor of certain errors in our prior period financial statements, and we determined that those errors needed to be corrected. The errors related to changes made in January of 2002 in the discounted cash flow model used to estimate the value of our interest-only strips, including the method used to estimate the level of principal collections expected to occur when forecasting the repayment of securitized receivables and the incorporation of certain spread account funding provisions for the first time in January 2002 cash flow projections, rather than in December 2001 when such spread account funding provisions were triggered. The change in our methodology in January 2002 was incorrect because it constituted a change to a less preferable method of accounting. As a result, we have restated our consolidated financial statements for the years ended December 31, 2000 to December 31, 2003 and our quarterly financial statements for 2003 and the first three quarters of 2004. The restated results, which are audited for the years ended December 31, 2002, 2003, and 2004 and unaudited in prior and interim periods, are presented in this Annual Report. The corrections made had the effect of reducing our 2004 net income by $37.4 million. The restatement of prior periods had the effect of increasing net income in 2003 by $23.2 million, decreasing net income in 2002 by $38.5 million, decreasing net income in 2001 by $93.5 million, increasing net income in 2000 by $15.6 million, and increasing net income for years prior to 2000 by a cumulative total of $64.2 million. See Note 3 to our Consolidated Financial Statements for further discussion.

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

              Securitization Accounting. We account for our securitization transactions under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125" ("SFAS No. 140"). Our securitizations involve the transfer of a pool of loans receivable to a securitization trust. The trust or other special-purpose entity through which asset-backed securities are issued meets the criteria under SFAS No. 140 for a qualifying special-purpose entity that is not consolidated in our financial statements. When we enter into a securitization, we receive cash proceeds from the sale of securities to third parties, remove from our balance sheet the securitized loans allocated to securityholders' interests and the related allowance for credit losses, and record our retained interests in the transaction. We typically recognize a net gain on sale from the securitization, due primarily to the release of the related allowance for credit losses and recognition of an interest-only strip receivable, which is partially offset by discounts recognized for the retained subordinated interests. We continue to service the securitized loans and we receive contractual servicing fees during the term of the transaction. Our retained interests are generally reported at fair value, and changes in their fair values are recognized in current period earnings.

              Our retained interests in the securitized loans consist of a seller's interest, subordinated securityholders' interests, interest-only strips receivable, and spread accounts. These retained interests are recorded on our balance sheet in loans receivable, interest receivable, and due from securitizations. The seller's interest is composed of senior and subordinated components. The senior seller's interest in our securitizations represents an undivided interest in the pool of loans receivable transferred to the securitization trust that are not allocated to the securityholders' interests. The senior seller's interest includes principal, interest and fees receivable, and is classified as loans receivable, with a related allowance for credit losses, and as interest receivable on our balance sheet. The seller's interest subordinated component is the accrued interest receivable asset ("AIR"), which represents our interest in outstanding accrued interest and fees that are initially allocated to the securityholders' interests. The AIR is recorded in due from securitizations on our balance sheet.

              We record an interest-only strip receivable at the inception of a securitization and on an ongoing basis thereafter during the revolving period of the transaction. We estimate the fair value of our interest-only strips receivable using a discounted cash flow valuation methodology that incorporates the estimated repayment of these interests over time. For interest-only strips receivable, we estimate the interest and fees that will be charged on the securitized loans, the interest payable to the securityholders, credit losses, contractual servicing fees, and repayment trends of the securitized loans to project the amount of excess servicing to be collected over the period the securitized loans are projected to be outstanding. In order to give effect to the gain recognition requirements of SFAS No. 140, this period is determined by an accounting method that assumes the investor securities will not be in their revolving periods after the date of valuation and, therefore, that all available future principal collections will be applied to repay the investor securities. We apply an estimated payment rate to the initial securitized receivables balance in order to derive the dollar amount by which the securitized receivables balance is estimated to be reduced in future periods. This corresponds to the contractual rights the securityholders have to a fixed percentage of principal collections during the period in which principal collections must be applied to repay the investor securities. This methodology, which applies only to interest-only strips valuation, was adopted in connection with the restatement and has been reflected in our financial statements for the year ended December 31, 2004 and in prior period financial statements. See Note 3 to our Consolidated Financial Statements, "Restatement of Prior Periods Presented," for further discussion. The fair value of our interest-only strips receivable varies primarily with changes in our forecast of excess servicing. Estimated excess servicing is impacted by the terms of the securityholders' interests, and fluctuates primarily based on the expected performance of the securitized loans, including amount and timing of credit losses as well as principal repayment rates.

              We estimate the fair value of our retained subordinated securityholders' interests and spread accounts using a discounted cash flow valuation methodology that incorporates the estimated repayment of these interests over time. Generally, we discount retained subordinated securityholders' interests and spread accounts using a defined methodology that, to the extent possible, is based on observable market interest rates and credit spreads that approximate rates on other investments. We discount retained subordinated securityholders' interests at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. For spread accounts, we use a discounted cash flow analysis based on projected repayments of existing spread account balances, generally at the maturity of the related securitization series. The discount rates on such assets are significantly impacted both by changes in market interest rates as well as changes in the estimated duration of the assets, with shortening duration decreasing the estimated discount rate applied. For purposes of estimating repayment of these interests we assume the investor securities remain outstanding through their projected maturities, including any revolving period. Historically, we have not incurred a loss of invested principal on assets held through their final payment date, and our valuations do not reflect such a loss of principal.

              A variety of internal and external factors, including economic conditions, current account management strategies, and market perceptions regarding our performance can affect the expected net interest and fee income, coupon rates, net credit losses, and discount rates we use in our estimates. Changes in loan performance expectations can have a material impact on the projected cash flows and thus on our fair value estimates of our retained interests. Changes in the methodology used to estimate, and assumptions regarding the level of receivables that generate, cash flows can also have a material impact on the projected cash flows. Significant judgment is required in the selection and use of these factors. Results that differ from our projections can result in a material impact on our balance sheet and income statement. As an example of the sensitivity of one assumption, at December 31, 2004, a 10% increase in the discount rates used in valuing the cash flows from our retained subordinated interests would have resulted in a decrease in their fair value of approximately $21.5 million. The sensitivity of key assumptions used in valuing our retained subordinated interests is discussed in Note 9 to our Consolidated Financial Statements, "Securitization or Sale of Receivables."

              At the time of a securitization, we determine whether the retained subordinated securityholders' interests should be treated as held for trading or available-for-sale. This judgment is based on our intent and plans with respect to holding or selling the assets, and could potentially vary among different securitizations and different retained interests. All of our existing retained subordinated securityholders' interests are securities measured as investments held for trading. Changes to unrealized gains and losses on investments held for trading are included in current period earnings. Changes to unrealized gains and losses on available-for-sale assets are excluded from earnings and reported as a net amount in a separate component of shareholders' equity, as other comprehensive income. If there is a determination that such available-for-sale assets have been permanently impaired, unrealized losses are reported as a reduction to servicing and securitization income. When realized, available-for-sale gains and losses are removed from other comprehensive income and included in earnings. Designation of these assets as held for trading can have a material impact on the timing of unrealized gains and losses recognized in earnings, but not on shareholders' equity.

              Allowance for Credit Losses. We maintain an allowance for credit losses at a level that, in management's judgment, is adequate to absorb estimated credit losses inherent in the existing loans receivable on our balance sheet. The amount of the allowance is determined based on an analysis of historical quantitative risk factors. During 2004, we enhanced our estimation process by including segmentation that more prominently emphasize customer risk scores and age of accounts, as well as other risk factors, such as Fair Isaac Corporation (FICO®) credit scores. Additionally, we continue to use other historical quantitative risk factors in our analysis such as delinquency roll rates, principal credit loss rates, bankruptcies, and other customer characteristics. The delinquency roll rate measures the migration of loans receivable through the stages of delinquency. These factors are used to estimate the likelihood that a loan receivable will charge off. When evaluating the adequacy of this quantitative analysis, management also takes into account environmental credit risk factors affecting the portfolio's credit performance and makes appropriate adjustments to the allowance. These include such factors as the impact of general economic conditions on a customer's ability to pay, trends in loan portfolio volume, seasoning, geographic concentrations, and the impact of modifications to loan review and underwriting procedures on the credit quality of the loans receivable portfolio. When estimating future credit losses, we may give greater or lesser priority from time to time to these and other factors we may use in the estimation process. We also validate the adequacy of the allowance by comparing coverage ratios to our actual loss experience and to that of other credit card lenders.

              Establishing an allowance for credit losses that is adequate and not excessive requires significant judgment. We forecast multiple scenarios and use alternative methods to establish and test the adequacy of the allowance. The coverage ratios under these varying scenarios and methods create a range of reasonable outcomes from which we record our allowance. The use of estimates is inherent in our assessment of the adequacy of the allowance for credit losses, and significant differences in these estimates could affect the adequacy of the allowance for credit losses.

              Different assumptions regarding estimated net credit losses could materially affect our financial position and results of operations. For example, a 10% increase in the projected net credit losses estimated at December 31, 2004 would have resulted in an increase of approximately $60.0 million in the allowance for credit losses and the provision for credit losses.

              Interest and Fee Income Recognition. We recognize only the estimated collectible portion of accrued interest and fees. We use a suppression methodology in which the estimated uncollectible portion of accrued interest and fees on loans are not recognized as interest income, credit product fee income, or servicing and securitization income on our income statement and are not included in loans receivable, interest receivable, or due from securitizations on our balance sheet. When loan principal amounts are charged off, related accrued interest and fees included in loans receivable, interest receivable, and due from securitizations, to the extent not previously suppressed, are reversed against income.

              We use multiple scenarios and alternative methods to establish a range of reasonable levels of estimated uncollectible interest and fees, from which we determine the suppressed amounts when we record estimated collectible interest and fee income. We utilize historical charge-offs, delinquency roll rates, bankruptcy rates, and loans receivable balance composition data to calculate the estimated uncollectible portion of accrued interest and fees. The delinquency roll rate measures the migration of loans receivable through the stages of delinquency.

              Different assumptions regarding estimated uncollectible interest and fees could materially affect our financial position and results of operations. For example, a 10% increase in the projected uncollectible interest and fees estimated at December 31, 2004 would have resulted in decreases of approximately $2.9 million to interest income and $16.8 million to non-interest income.

Earnings Summary

              The following discussion provides a summary of our earnings for the years ended December 31, 2004 and 2003. The significant components of our results of operations are covered in further detail in subsequent sections. Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

              Year Ended December 31, 2004 Compared to Year Ended December 31, 2003: Net income was $381.2 million, or $1.19 per diluted share, for the year ended December 31, 2004, compared to $219.4 million, or $0.74 per diluted share, for the year ended December 31, 2003. Earnings per diluted share amounts include the dilutive effects of our contingently convertible notes as a result of our adoption of EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF 04-8"), in the third quarter of 2004. See Note 4 to our Consolidated Financial Statements for further discussion.

              Net revenue (net interest income plus non-interest income) for 2004 was $2.10 billion, compared to $2.18 billion for 2003, a decrease of $80.5 million. The decrease in net revenue for 2004 is due to a decrease in non-interest income, partially offset by an increase in net interest income.

              Net interest income increased by $40.1 million for 2004 compared to 2003, primarily due to a decrease in interest expense resulting from lower average deposit levels and lower interest rates paid on deposits. This decrease in interest expense was partially offset by a decrease in interest income on loans, which was primarily driven by a decrease in the yield on outstanding loans resulting from our strategy of generating growth in higher credit quality loans receivable.

              Non-interest income decreased by $120.7 million for 2004 compared to 2003, due to a decrease in credit product fee income of $204.5 million resulting primarily from our transition to higher-quality credit card account originations, and a decrease in non-interest income—other of $50.7 million resulting primarily from losses associated with the sale of investment securities in 2004 and the inclusion of income in 2003 from operations that were subsequently sold. The decreases in credit product fee income and non-interest income—other were partially offset by an increase in servicing and securitization income of $134.5 million, which was primarily due to increases in the fair value recognized for our retained subordinated securityholders' interests and spread accounts due to an overall favorable change in market discount rates and higher levels of interest-only strips receivable recognized due to increases in forecasted excess servicing associated with continuing improvements in delinquencies and credit losses.

              Our provision for credit losses was $517.3 million for 2004, a decrease of $105.0 million from the 2003 provision of $622.3 million. The decrease in the provision for 2004 and the reduction in our loan loss coverage ratio from 9.96% at December 31, 2003 to 7.97% at December 31, 2004 reflects the improving trend in our net credit losses resulting from changes in our loan mix due to higher-quality account originations, improvements in the U.S. economy, and changes in our portfolio management and collections strategies and processes.

              For the year ended December 31, 2004, non-interest expense decreased $154.7 million to $1.05 billion, compared to $1.20 billion for the year ended December 31, 2003. The reduction is primarily due to lower personnel and related infrastructure costs associated with our workforce reductions and lower collection costs resulting from our lower delinquencies due to higher-quality account originations and the implementation of certain credit risk management operations strategies.

              Year Ended December 31, 2003 Compared to Year Ended December 31, 2002: Net income was $219.4 million, or $0.74 per diluted share, for the year ended December 31, 2003, compared to $179.7 million, or $0.62 per diluted share, for the year ended December 31, 2002.

              Net revenue (net interest income plus non-interest income) for 2003 decreased by $1.05 billion from $3.24 billion in 2002 to $2.18 billion in 2003. Of the $1.05 billion decrease in net revenue, $539.5 million was attributable to a decrease in interest income on loans. This decrease was primarily driven by a reduction in loans receivable and a decrease in the yield on outstanding loans receivable as we shifted our marketing strategy to originating a larger proportion of higher credit quality loans receivable and to managing our existing portfolio through selective repricing appropriate for the assessed risk. Non-interest income—other decreased by approximately $538.4 million in 2003 due in substantial part to the inclusion in 2002 of gains related to sales of certain assets and operations, primarily the sale of our interests in the Providian Master Trust, the sale of certain higher risk loans, and the sale of our operations in the United Kingdom and Argentina. Additionally, non-interest income associated with credit product fee income decreased in 2003 by $392.4 million as a result of lower average loans receivable and our transition to higher quality credit card account originations. Partially offsetting these decreases in non-interest income was an increase in servicing and securitization income of $328.5 million in 2003.

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

              For the year ended December 31, 2003, non-interest expense decreased $607.9 million to $1.20 billion, compared to $1.81 billion for the year ended December 31, 2002. The decrease in expenses occurred in all categories of non-interest expense, specifically salaries and employee benefits; solicitation and advertising; occupancy, furniture, and equipment; data processing and communication; and other expenses. The decreases are a result of reductions in our infrastructure which were made to align it with expected levels of customer accounts, and reflect the sales of assets and operations completed in 2002, the sale in 2003 of substantially all of the higher risk assets of Providian Bank ("PB") (which was merged into PNB effective December 31, 2003), the sale in 2003 of the assets and liabilities of GetSmart.com, and the reduction in the level of solicitation and advertising expenses as we transitioned to our new marketing strategy.

              In August 2003, we completed the sale of 435,000 credit card accounts with $859.6 million in outstanding balances and related accrued interest receivable, which comprised substantially all of the credit card loans of PB. We transferred servicing of the receivables in August 2003. Effective June 30,

2003, we reclassified the PB loans and related accrued interest receivable to loans held for securitization or sale and recognized a loss of approximately $8 million.

              In October 2003, we entered into an agreement to sell certain assets of our subsidiary, GetSmart.com. We completed the sale in December 2003. Under the terms of the agreement, we sold the lender and marketing agreements, trademarks, intellectual property and certain fixed assets, but retained the outstanding receivables generated from fees owed by lenders and other participants offering their products through GetSmart.com. During the fourth quarter of 2003, we recognized an after-tax gain of $6.9 million with respect to the sale.

Net Interest Income

              Net interest income is interest earned from loans receivable and our investment portfolios less interest expense from deposits and borrowings. Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

              Reported net interest income for the year ended December 31, 2004 was $499.1 million, compared to $458.9 million for the year ended December 31, 2003, an increase of $40.1 million. This increase was primarily driven by the decrease in our interest expense on deposits, partially offset by the decrease in our interest income on loans during the year. The decline in interest income on loans for the year ended December 31, 2004 reflects our continuing efforts to create a higher-quality loan portfolio, which resulted in a decrease in the yield on outstanding loans receivable. The yield on our reported loans receivable decreased to 12.58% for 2004 from 14.52% for 2003, as the mix of our portfolio reflected a growing proportion of higher-quality accounts, which generally have lower annual percentage rates, including lower and longer introductory rates.

              Partially offsetting the negative impact to our yield from the change in the mix of our loan portfolio was an increase in the level of interest income that we estimate will become collectible (i.e., a reduction of the suppressed amounts). Under the suppression methodology, the interest accrued on loans that we estimate to be uncollectible is not recognized as interest income on our income statement and is not included in loans receivable on our balance sheet. In addition, interest income is reduced by the reversal of accrued interest included in loans receivable (to the extent not previously suppressed) when the principal amount of a loan is charged off. For the years ended December 31, 2004 and 2003, reported interest income was reduced by $77.4 million and $141.9 million due to the suppression of estimated uncollectible interest and interest income reversals.

              For the year ended December 31, 2004, interest expense was $495.7 million, compared to $633.8 million for 2003, a decrease of $138.1 million. The decrease in interest expense reflects the lower average level of our deposits and lower interest rates paid on deposits.

Statement of Average Balances, Income and Expense, Yields and Rates

              The following table provides an analysis of reported interest income, interest expense, net interest spread, and average balances for the years ended December 31, 2004, 2003, and 2002. Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

Statement of Average Balances, Income and Expense, Yields and Rates

	Year ended December 31,
	2004			2003			2002
(dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
				As Restated	As Restated	As Restated	As Restated	As Restated	As Restated
Assets
Interest-earning assets
Loans receivable	$6,841,581	$860,413	12.58%	$6,546,748	$950,758	14.52%	$9,011,891	$1,490,258	16.54%
Interest-earning cash and cash equivalents	345,138	3,840	1.11%	350,222	3,628	1.04%	2,119,503	36,483	1.72%
Federal funds sold	1,301,815	17,496	1.34%	3,969,176	44,198	1.11%	2,207,743	37,473	1.70%
Investment securities	2,786,499	56,786	2.04%	1,655,451	51,157	3.09%	1,421,322	66,985	4.71%
Other	580,273	56,199	9.68%	665,859	42,995	6.46%	553,987	51,286	9.26%

Total interest-earning assets	11,855,306	$994,734	8.39%	13,187,456	$1,092,736	8.29%	15,314,446	$1,682,485	10.99%
Allowance for credit losses	(615,275)			(830,080)			(1,424,318)
Other assets	2,507,664			3,371,356			3,878,126

Total assets	$13,747,695			$15,728,732			$17,768,254

Liabilities and Shareholders' Equity
Interest-bearing liabilities
Deposits	$9,147,438	$427,822	4.68%	$11,775,591	$581,551	4.94%	$13,775,462	$729,294	5.29%
Borrowings	1,406,900	67,834	4.82%	1,107,265	52,239	4.72%	985,869	42,700	4.33%

Total interest-bearing liabilities	10,554,338	495,656	4.70%	12,882,856	633,790	4.92%	14,761,331	771,994	5.23%
Other liabilities	727,772			700,016			883,021

Total liabilities	11,282,110			13,582,872			15,644,352
Capital securities	—			—			104,332
Shareholders' equity	2,465,585			2,145,860			2,019,570

Total liabilities and shareholders' equity	$13,747,695			$15,728,732			$17,768,254

Net Interest Income and Spread		$499,078	3.69%		$458,946	3.37%		$910,491	5.76%

Interest Volume and Rate Variance Analysis

              Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities. Net interest income is also affected by changes in the volume of interest-earning assets and interest-bearing liabilities. The following table sets forth the dollar amount of the increase (decrease) in reported interest income and expense resulting from changes in volumes and rates. Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

Rate-Volume Variance Analysis

	Year ended December 31,
	2004 vs. 2003			2003 vs. 2002
		Change due to (1)			Change due to (1)
(dollars in thousands)	Increase (Decrease)			Increase (Decrease)
		Volume	Rate		Volume	Rate
				As Restated	As Restated	As Restated
Interest Income
Loans receivable	$(90,345)	$41,260	$(131,605)	$(539,500)	$(372,978)	$(166,522)
Federal funds sold	(26,702)	(34,364)	7,662	6,725	22,841	(16,116)
Investments and other securities	19,045	20,843	(1,798)	(56,974)	(3,406)	(53,568)

Total interest income	(98,002)	27,739	(125,741)	(589,749)	(353,543)	(236,206)
Interest Expense
Interest-bearing deposits	(153,729)	(124,394)	(29,335)	(147,743)	(101,490)	(46,253)
Borrowings	15,595	14,463	1,132	9,539	5,509	4,030

Total interest expense	(138,134)	(109,931)	(28,203)	(138,204)	(95,981)	(42,223)

Net Interest Income	$40,132	$137,670	$(97,538)	$(451,545)	$(257,562)	$(193,983)

(1)
The changes due to both volumes and rates have been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in interest income and interest expense are calculated independently for each line in the table.

Allowance and Provision for Credit Losses

              We maintain our allowance for credit losses at a level estimated to be adequate to absorb future principal charge-offs, net of recoveries, in the existing reported loan portfolio. We maintain the allowance for credit losses for reported loans only.

              We establish our allowance for credit losses by analyzing historical risk behavior and credit loss trends and reviewing current loss expectations that incorporate general economic conditions that may impact future losses. We combine quantitative factors (including customer risk scores, historical delinquency roll rates, historical credit loss rates, and other customer characteristics) with environmental credit risk factors to prepare comparative evaluations of the allowance for credit losses. During 2004, we enhanced our estimation process by including segmentation that more prominently emphasize customer risk scores and age of accounts, as well as other risk factors, such as FICO® credit scores. This change in process did not have a material impact on our financial results or condition. When estimating future credit losses, we may give greater or lesser priority from time to time to these and other factors that we may use in the estimation process.

              The environmental credit risk factors are consistent with applicable bank regulatory guidelines and reflect our assessment of general macroeconomic conditions, trends in loan portfolio volume and seasoning, geographic concentrations, and modifications to loan review and underwriting procedures, among other factors. We compare allowances established in prior periods with subsequent actual credit losses and perform a peer group comparative analysis of lagged loss rates to coverage ratios. We derive our coverage ratios by dividing the allowance for credit losses by the reported loans outstanding at period end.

              We recognize credit losses by charging off the principal balance no later than the last day of the calendar month in which the account becomes 180 days past due under the terms of the account agreement. Loans that have been restructured under our consumer debt management program are charged off no later than 120 days or 180 days after they become contractually past due, depending on an account's delinquency status at the time it entered the consumer debt management program and its subsequent payment history. We recognize charge-offs for accounts of bankrupt and deceased customers generally within 30 days after notification of bankruptcy and 60 days after verification of death. We record current period principal recoveries on previously charged-off loans and proceeds from the sale of previously charged-off loans as a reduction to net credit losses.

Allowance for Credit Losses

	Year ended December 31,
(dollars in thousands)
	2004	2003		2002
Balance at beginning of period	$625,886	$1,012,461		$1,932,833
Provision for credit losses	517,295	610,469		903,508
Fair value adjustment—loans held for securitization or sale	—	11,875	(1)	388,230	(2)
Credit losses	(643,299)	(1,039,775)		(1,387,350)
Recoveries	99,821	202,462		161,183
Credit losses on loans held for securitization or sale	—	(171,606	)(1)	(985,943	)(2)

Balance at end of period	$599,703	$625,886		$1,012,461

Reported loans receivable at period end(3)	$7,522,401	$6,281,403		$6,899,849

Coverage ratios at period end	7.97%	9.96%		14.67%

(1)
The 2003 fair value adjustment of $11.9 million reflects an increase in the allowance for credit losses as a result of the mark to market of PB loans receivable reclassified as loans held for securitization or sale in the year ended December 31, 2003. The decrease in allowance for credit losses of $171.6 million in the year ended December 31, 2003 represents the allowance for credit losses that, together with the outstanding balances of the PB loans receivable, was transferred to loans held for securitization or sale as part of the adjustment to the fair value of $667.1 million.
(2)
The 2002 fair value adjustment of $388.2 million reflects an increase in the allowance for credit losses as a result of the mark to market of the higher risk loans receivable reclassified as loans held for securitization or sale in the year ended December 31, 2002. The decrease in allowance for credit losses of $985.9 million in the year ended December 31, 2002 represents the allowance for credit losses that, together with the outstanding balances of the reclassified higher risk loans, was transferred to loans held for securitization or sale as part of the adjustment to the fair value of $1.61 billion.
(3)
The 2003 and 2002 loans receivable exclude market value adjustments of $(0.4) million and $7.9 million under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). There were no such market value adjustments for 2004.

              The decrease in both the dollar amount of the allowance for credit losses and the coverage ratio (the allowance for credit losses as a percentage of reported loans receivable) as of December 31, 2004 compared to December 31, 2003 reflects the trend in our net credit losses resulting from changes in our loan mix due to higher-quality account originations, improvements in the U.S. economy, and changes in our portfolio management and collections strategies and processes. The decrease in the dollar amount of the allowance for credit losses and the coverage ratio as of December 31, 2003 compared to December 31, 2002 reflects the trend in our net credit losses resulting from changes in our loan mix due to higher-quality account originations, changes in our portfolio management strategies and the sale of a portfolio of higher risk loans receivable. As we continue to evaluate the allowance for credit losses in light of changes in asset quality, regulatory requirements, general economic trends, and the effect of our new marketing strategy, we may make adjustments that would result in further changes to the coverage ratio, which would impact our provision for credit losses.

Non-Interest Income

              Servicing and Securitization Income. Servicing and securitization income relates primarily to securitized loans. It includes servicing fees, primarily relating to loans receivable transferred in our securitizations, excess servicing income, gains or losses related to the securitization of our loans receivable, and changes in the fair value of our retained interests (see "—Securitizations of Loans Receivable"). Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

              As of December 31, 2004 and 2003, the total principal amount of securitized loans outstanding was $10.73 billion and $10.33 billion. For the year ended December 31, 2004, servicing and securitization income was $1.03 billion, an increase of $134.5 million from $900.3 million in 2003. Servicing and securitization income for 2004 includes a $64.1 million benefit from an increase in the fair value recognized for our retained subordinated securityholders' interests and spread accounts due to favorable changes in market discount rates. Changes in market discount rates are generally due to factors not within our control, such as changes in the U.S. economy, the current interest rate environment, and credit spread levels. More specifically, the reduction in the discount rates used during 2004 was due primarily to credit spread tightening in the debt capital markets. Additionally, servicing and securitization income increased during 2004 compared to 2003 due to increases in the valuation of our interest-only strips receivable resulting from increases in forecasted excess servicing, primarily due to lower forecasted credit losses. Partially offsetting the positive contributions to income described above, servicing and securitization income in 2004 included lower discount accretion related to decreased average retained subordinated securityholders' interests and spread account balances as compared to 2003.

              Under the suppression methodology, we do not recognize income associated with the interest and fees on securitized loans that we estimate to be uncollectible as servicing and securitization income on the income statement or as due from securitizations on the balance sheet. In addition, servicing and securitization income is reduced by the reversal of accrued interest and fees included in due from securitizations (to the extent not previously suppressed) when the principal amount of a securitized loan is charged off. For the years ended December 31, 2004 and 2003, the amounts of servicing and securitization income not recognized as a result of the suppression of estimated uncollectible interest and fees and interest and fee income reversals were $429.2 million and $567.5 million.

              In January 2005, we ceased serving as interim accounts owner of the higher risk assets we sold in 2002, when we transferred ownership of such accounts to a third party accounts owner. Prior to January 2005 we served as interim accounts owner of such higher risk assets and recorded the related compensation received as servicing and securitization income. We do not expect that the termination of the compensation we were receiving as interim accounts owner will have a material impact on our earnings.

              Credit Product Fee Income. Credit product fee income includes performance fees (late, overlimit, and returned check charges), annual membership fees, and cash advance and balance transfer fees, which are assessed in accordance with the terms of the customer's account agreement. Annual membership and balance transfer fee revenue are recognized ratably over the customer privilege period, which is currently one year. Performance fees and cash advance fees are recognized when earned. Credit product fee income also includes revenue from cardholder service products billed annually, which is recognized ratably over the customer privilege period, revenue from cardholder service products billed monthly, which is recognized in the month it is billed, and revenue from interchange fees received from bankcard associations, which is based on the purchase activity of our credit card customers.

              For the year ended December 31, 2004, credit product fee income was $555.2 million, a decrease from $759.6 million for the year ended December 31, 2003. This decrease primarily reflects our transition to higher-quality credit card account originations, which resulted in lower late and overlimit fees and lower cardholder service product and annual membership fee revenue.

              In accordance with GAAP, we capitalize direct loan origination costs associated with successful account acquisition efforts. We amortize capitalized loan origination costs over the customer privilege period for credit card loans, unless the loans are securitized, in which case we recognize the remaining costs as an expense at the time we enter into the securitization. Effective January 1, 2004, we began classifying the amortization of capitalized loan origination costs as a reduction to credit product fee income. Previously, amortized loan origination costs were included in non-interest expense—solicitation and advertising. This reclassification had no material impact on our income statement.

              Under the suppression methodology, we do not recognize fees on loans that we estimate to be uncollectible as credit product fee income on our income statement or as loans receivable on our balance sheet. In addition, credit product fee income is reduced by the reversal of accrued fees included in loans receivable (to the extent not previously suppressed), when the principal amount of a loan is charged off. For the years ended December 31, 2004 and 2003, the amounts of credit product fee income not recognized as a result of the suppression of estimated uncollectible fees and fee income reversals were $112.8 million and $195.0 million. The decrease in the amount of suppressed credit product fee income for 2004 as compared to 2003 is in line with the decrease in credit product fee income as discussed above.

              Other. Non-interest income—other was $15.3 million and $66.0 million for the years ended December 31, 2004 and 2003. This decrease is primarily a result of changes in realized gains and losses on investment securities and derivative instruments and the inclusion in 2003 of income from operations that were subsequently sold, partially offset by income related to limited partnership investments accounted for under the equity method.

Non-Interest Expense

              Non-interest expense includes salary and employee benefits costs; solicitation and advertising costs; occupancy, furniture, and equipment costs; data processing and communication costs; and other non-interest expense. The following table presents non-interest expense for the years ended December 31, 2004, 2003, and 2002. Overall, the decrease in non-interest expense from year to year reflects our efforts to increase operational efficiency and reduce our infrastructure to an appropriate level.

Summary of Non-Interest Expense

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
Salaries and employee benefits	$287,186	$359,696	$527,960
Solicitation and advertising	232,365	193,652	404,872
Occupancy, furniture, and equipment	107,157	121,921	222,812
Data processing and communication	109,850	124,014	165,504
Other	309,779	401,718	487,734

Total non-interest expense	$1,046,337	$1,201,001	$1,808,882

Less: solicitation and advertising	(232,365)	(193,652)	(404,872)

Total non-interest expense, excluding solicitation and advertising	$813,972	$1,007,349	$1,404,010

              Salary and employee benefits costs include staffing costs associated with marketing, customer service, collections, and administration. In the second half of 2003, as part of our strategy of enhancing operational efficiency, we entered into agreements to outsource certain information technology functions. These include agreements with Accenture, which provides us with technology application development and maintenance services, and Computer Sciences Corporation, which provides desktop, help desk, server, security administration, e-mail, and network infrastructure services. These outsourcing arrangements have reduced salaries and employee benefits expense and have been partially offset by an increase in other non-interest expense during 2004.

              Solicitation and advertising costs include printing, postage, telemarketing, list processing, and credit bureau costs paid to third parties in connection with account solicitation efforts and also include costs incurred to promote our products. Solicitation and advertising costs are expensed as incurred. Solicitation and advertising expense increased for the year ended December 31, 2004 compared to the same period in 2003, reflecting increases in our marketing and account solicitation activity and increased use of third party marketing service providers.

              As discussed in "—Non-Interest Income—Credit Product Fee Income," effective January 1, 2004, we began classifying the amortization of capitalized loan origination costs as a reduction to non-interest income—credit product fee income. Prior to January 1, 2004, these costs were included in non-interest expense—solicitation and advertising. This reclassification had no material impact on our income statement.

              In connection with workforce reductions and the closure of facilities, we record charges related to employee severance, premises, equipment, and furniture lease expenses, fixed asset write-downs, and disposition costs. At December 31, 2004, we had accrued $16.8 million for remaining costs expected to be paid, primarily for premises, equipment, and furniture lease costs associated with property no longer in use. This amount included $1.8 million for accrued but unpaid costs associated with the closure of our facilities in Louisville, Kentucky in January 2004 as well as $4.5 million and $6.6 million for costs associated with the closures of our San Antonio, Texas and Oakland, California facilities in the fourth quarter of 2004. In connection with the closure of our Louisville facilities, we also recognized $3.4 million of severance and fixed asset write-down expense during the first quarter of 2004.

              Non-interest expense—other includes operational expenses such as collection costs, fraud losses, and bankcard association assessments. For the years ended December 31, 2004, 2003, and 2002, collection costs were $73.4 million, $141.4 million, and $213.5 million. The year over year decreases in collection costs are primarily the result of our lower delinquencies due to higher-quality account originations and the implementation of certain credit risk management operations strategies. Non-interest expense—other in 2004 also includes a reversal of $15.8 million of interest expense associated with previously established tax reserves. This reversal resulted from the finalization of various tax audits and from reassessment of tax exposures covering the years 1997 through 2002 that are expected to be more favorably resolved than previously anticipated. See further discussion of tax expense in "—Income Taxes."

Income Taxes

              We have tax exposures relating to our assessment of tax liabilities in the ordinary course of business. We periodically assess our liabilities and contingencies for all years under potential tax audit based on the latest information available. For those matters where it is probable that an adjustment will be asserted, we have recorded our best estimate of the entire amount of the tax liability (including related interest charges) related to such matters in our consolidated financial statements. Subsequent periodic assessments of our tax exposures that result in an increase or decrease to such tax liabilities are reflected in current period earnings.

              We recognized income tax expense of $159.5 million and $142.2 million for the years ended December 31, 2004 and 2003. Our effective income tax rates were 29.5% and 39.3% for the years ended December 31, 2004 and 2003. Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

              The decrease in the effective income tax rate in 2004 is primarily due to utilization of tax credits and net reductions of previously established tax reserves. Based on our estimate of 2004 taxable income, we expect to utilize tax credits of approximately $26.4 million, which were primarily generated from an existing investment in a limited liability entity that operates an alternative energy plant. We were not able to utilize these credits in 2003. During the three months ended December 31, 2004, we recorded a reduction of $24.7 million of previously accrued income tax expense and a reversal of $15.8 million of interest expense associated with previously established tax reserves, which had the effect of increasing net income in the fourth quarter of 2004 by $34.5 million, or $0.10 per diluted share. These net reversals resulted from the finalization of various tax audits and from reassessment of tax exposures covering the years 1997 through 2002 that are expected to be more favorably resolved than previously anticipated. Although the final resolution of these tax exposures is uncertain, based on current information, in the opinion of management the ultimate disposition of these open tax matters is not expected to have a material adverse effect on our consolidated financial position, liquidity, or results of operations.

              Without the benefit of the reduction of previously accrued income tax expense, the effective tax rate for 2004 would have been 33.9%. In 2005, we expect to have an effective tax rate of approximately 35.0% based on our intention to continue utilizing available tax credits.

Securitizations of Loans Receivable

              Overview. A securitization is a financing transaction that provides liquidity and capital through the transfer of financial assets. Our securitizations involve the transfer of a pool of loans receivable to a securitization trust. The trust or other special-purpose entity through which asset-backed securities are issued meets the criteria under SFAS No. 140 for a qualifying special-purpose entity that is not consolidated in our financial statements. Our transactions qualify for sale treatment under GAAP and the loans receivable are removed from our balance sheet. Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

              From time to time, we enter into securitizations based on numerous factors, including liquidity needs, availability of funds, and the interest rates and terms available from underwriters, placement agents, and credit enhancers. The transactions include conduit series, which typically have a revolving period of two years or less, subject to renewal or extension if certain conditions are satisfied, and term series, which are issued with expected final payment dates ranging from two to five years. In a securitization, we authorize the trust to issue securities, called securityholders' interests, backed by the loans receivable transferred to the trust. These securities represent undivided interests in the pool of loans receivable and the right to receive future collections of principal, interest, and fees on the receivables. We sell certain classes of these securities to third party investors, using various forms of credit enhancement so that these classes will receive credit ratings that allow them to be sold in underwritten offerings or private placements.

              In addition to the securityholders' interests, the structure of the securitization creates certain other interests in the securitized pool of loans, which we retain, including a seller's interest, interest-only strips receivable, spread accounts, and an accrued interest receivable. We also retain the securityholders' interests not sold to investors and include them on our balance sheet.

              Initial Sale. When we enter into a securitization, we typically recognize a gain on sale from the transferred loans receivable, due primarily to the release of the related allowance for credit losses and recognition of an interest-only strip receivable. The gain is partially offset by discounts recognized in establishing the fair value of the retained subordinated interests. We record the reduction to the allowance for credit losses on our income statement within the provision for credit losses. The remaining gain, or loss, on the sale of the loans is reported as non-interest income—servicing and securitization.

              The retained subordinated securityholders' interests consist primarily of beneficial interests that are subordinated to the senior securityholders' interests held by third parties and are repaid after the related senior classes have been repaid. The retained subordinated securityholders' interests are securities measured at fair value and are included on our balance sheet in due from securitizations. At the origination of a securitization, we recognize these assets at their allocated carrying value. Generally, the allocated carrying value is less than the face value of the certificate, and the difference is recorded as a reduction to non-interest income—servicing and securitization. At the same time, we recognize the fair value of these assets, which is generally greater than the allocated carrying value. Our existing retained securityholders' interests have been classified as held for trading, and the difference between their allocated carrying values and fair values at origination has been recorded in non-interest income—servicing and securitization. We measure fair value through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. Generally, we discount retained subordinated securityholders' interests and spread accounts using a defined methodology that, to the extent possible, is based on observable market interest rates and credit spreads that approximate rates on other investments.

              The seller's interest is composed of senior and subordinated components. The senior seller's interest in our securitizations represents an undivided interest in the trust loans receivable not allocated to the securityholders' interests. We retain the senior seller's interest, which includes principal, interest and fees receivable. These assets are recognized at their allocated carrying value and are classified as loans receivable with an allowance for credit losses on our balance sheet. As the amount of the securitized loans receivable fluctuates due to customer payments, purchases, cash advances, billed interest and fees, and credit losses, the amount of the senior seller's interest will vary. Periodically, we transfer new loans into the securitized pool in order to maintain the seller's interest above the minimum required by the securitization documents or in anticipation of issuing new securityholders' interests.

              The seller's interest subordinated component is the accrued interest receivable asset ("AIR"), which represents our retained subordinated interest in outstanding accrued interest and fees that are initially allocated to the securityholders' interests. Beginning in the fourth quarter of 2002, we included the AIR as one of the retained financial components of the securitization in the initial accounting for the sale of the loans receivable and in computing the gain on sale. The carrying amount of the AIR asset is allocated between the assets sold and the retained interests in proportion to their fair values at the time of securitization to determine the allocated carrying amount. The AIR is reported in due from securitizations on our balance sheet.

              The interest-only strip receivable is a retained subordinated interest in the securitized loans receivable and represents our right to receive excess interest and fee cash flows allocated to the securityholders' interests during the term of the securitization. This asset represents the present value of the estimated future excess servicing expected to be generated during the period the loans are projected to be outstanding. As described in "—Overview of Critical Accounting Policies," for interest-only strip valuation purposes only, this period is determined by an accounting method that assumes the investor securities will not be in their revolving periods after the date of valuation. Excess servicing represents the net positive cash flow from interest and fee collections allocated to securityholders' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses. The interest-only strip receivable represents recognition of this future net cash inflow. It is a component of the overall initial gain on sale recognized for a securitization, which is included in non-interest income—servicing and securitization. We record interest-only strips receivable at estimated fair value and include them in due from securitizations on our balance sheet.

              Spread accounts are retained subordinated interests and are used to enhance the credit quality of securityholders' interests or reduce the risks to third parties that provide credit enhancement. Spread accounts are cash reserves that can be called upon to fund payments to securitization investors or reimburse credit enhancers in the event their share of cash flows is insufficient. Spread accounts may be funded from the initial proceeds of the securitization transaction or through interest and fee collection cash flows if excess servicing falls below specified levels or other trigger events occur during the term of the securitization. Spread account balances are released to us if certain conditions are met or the securitization terminates with amounts remaining in the spread account. We record spread accounts at estimated fair value, and include them in due from securitizations on our balance sheet. We estimate the fair value of spread accounts through a discounted cash flow analysis based on projected repayments from the spread account balances to us, which is generally based on the expected final repayment to the securitization investors. We include the initial discounts recognized in the fair value of our spread accounts in non-interest income—servicing and securitizations.

              Our valuations of the various retained subordinated interests require us to use our judgment in selecting discount rates, estimating future cash flows, assessing current economic conditions, and assuming the outcomes of future events. Retained subordinated interests are discounted at rates derived through available market rates for comparably rated securities. These discount rates are influenced by factors that cannot be anticipated and are beyond our control. In addition, the value of our interest-only strips receivable can fluctuate significantly from changes in our estimate of interest and fees that will be collected on the securitized loans, credit losses, contractual servicing fees, and repayment trends of the securitized loans used to project the amount of excess servicing to be collected over the period the securitized loans are considered to be outstanding under the interest-only strip valuation accounting method used by us. See "—Overview of Critical Accounting Policies."

              We recognized total losses of $28.8 million, $84.4 million, and $145.0 million during 2004, 2003, and 2002 from the combined effect of the initial sale to third party investors, the gain from the interest-only strip receivable, and the loss from the discounts recognized on other retained interests. These losses exclude the benefit realized from the reduction to the allowance for credit losses recognized at the time of sale.

              At least quarterly, we adjust the valuations of our retained interests to reflect changes in the amount of the securitized loans outstanding and any changes to our assumptions, estimates, or discount rates. We also from time to time refine the financial models we use to obtain more accurate measures of the timing and amount of cash flows. The valuations will also be affected by the assumptions we make about the levels of receivables outstanding over time. These valuations can, and will, vary as a result of changes in the level and timing of the cash flows and the underlying economic assumptions. Changes in the estimated fair value of the retained interests are reported as a component of non-interest income—servicing and securitization in our income statement.

              Revolving Period. During the revolving period of a securitization, no principal payments are made to the investors. Instead, monthly collections of principal allocated to investors, and other amounts treated as principal collections, are used to fund the purchase of replacement loans receivable in order to maintain the investors' interest in the securitized loans. We recognize additional interest-only strips receivable each month as this occurs. Because of the gain recognition limitations of SFAS No. 140, the amount of the excess servicing inflows received in a period typically exceed the amount estimated in establishing the related interest-only strip receivable. However, excess servicing may fall below such estimated amounts due to changes in account performance and other factors. We record the excess (or deficiency) as servicing and securitization income or loss.

              We continue to service the accounts included in the pool of securitized loans and earn a monthly servicing fee, which is generally offset by the servicing costs we incur. The contractual servicing fee is representative of a market rate and, therefore, we do not recognize a servicing asset or liability in connection with our securitizations.

              Each month, as the servicer, we collect the investors' share of interest and fees received from the securitized loans. From these funds we pay interest on the investor securities, cover credit losses, pay for servicing fees, and pay third parties for credit enhancement and other expenses. We retain or remit to ourselves as excess servicing any interest and fee cash flow remaining after such payments. In some cases, our right to receive excess interest and fees and principal collections allocated to a series of investor securities is subject to the prior right of investors in other series of the trust to use such collections to cover shortfalls.

              Certain negative events, such as deterioration of excess servicing below specified levels, result in the excess cash flow being retained in the securitization through the funding of spread accounts. As a consequence of our credit rating downgrades in late 2001 and in 2002, spread account funding requirements for the series then outstanding were increased. Approximately $149.0 million of interest and fee collections from receivables in our Providian Gateway Master Trust were used to fund spread accounts during 2003. There was no additional spread account funding during 2004. The spread account funding requirements triggered by the credit rating downgrades have been fully met. The amount funded in the spread accounts may change from time to time, depending on securitization amounts and repayments and the performance of the securitized loans.

              Amortization and Accumulation Periods. After the revolving period of a securitization transaction, investors are repaid principal. This phase of a securitization is typically referred to as the amortization or accumulation period. During this period, principal collections from the securitized loan balances are either used to repay investor principal or are held in an account for accumulation and subsequent distribution to investors. During an amortization or accumulation period, loans receivable recognized through the senior seller's interest will increase on our balance sheet as the securityholders' interests in the securitized loan balances decrease. We record an allowance for credit losses related to such increases in loans receivable.

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

              Early amortization events include excess spread triggers (based on a formula that takes into account interest and fee yield, interest, servicing, credit losses, and other administrative costs allocated to a particular series of asset-backed securities), certain breaches of representations, warranties or covenants, insolvency or receivership, and servicer defaults. In addition, under certain securitizations issued in 2002 and 2003, early amortization can be triggered based on a minimum shareholders' equity test, failure to maintain a back-up servicing agreement under certain circumstances, or the failure of an interest rate cap provider to make required payments. We maintained a back-up servicing agreement until February 2005 when it was terminated under circumstances that did not result in the occurrence of an early amortization.

              None of the trigger events that would lead to early amortization has occurred. The excess spread triggers referred to above that could cause an early amortization are based on each individual series' three-month average excess spread falling below zero. As of December 31, 2004, our series' three-month excess spreads ranged from 8.32% to 9.08%.

              In recent years, we made changes in account terms that resulted in the conversion of a substantial portion of our managed receivables from fixed to floating rates of interest. At December 31, 2004, 69.2% of our securitized loan balances had interest rates that were floating. In calculating such percentage, we no longer include balances subject to a promotional offer that bear fixed rates during the term of the promotional offer. Repricing of our fixed and floating rate credit card receivables may be limited by competitive and other pressures beyond our control. Since the majority of the outstanding senior investor securities in the Providian Gateway Master Trust bear interest at floating rates of interest, this change reduces (but does not eliminate) the risk that excess servicing could be adversely affected should interest rates rise.

              Financial Summary of Securitizations. During 2004, 2003, and 2002, we securitized $4.30 billion, $4.92 billion, and $3.24 billion of loans receivable. The total amount of securitized loans as of December 31, 2004 and 2003 was $10.73 billion and $10.33 billion. The following table presents the fair value (carrying value, net of any discounts) of our retained interests in the securitized loans receivable, which retained interests were reported in due from securitizations at December 31, 2004 and 2003.

Due from Securitizations

	Year ended December 31,
(dollars in thousands)
	2004	2003
		As Restated
Retained subordinated securityholders' interests	$1,251,254	$1,176,316
Interest-only strips receivable	299,830	182,166
Spread accounts	246,195	403,802
Accrued interest receivable	352,817	397,951
Other(1)	116,218	171,038

Total due from securitizations	$2,266,314	$2,331,273

(1)
Amounts consist primarily of funds deposited in the trust collection account and not yet distributed.

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

              Because of this continued exposure and involvement, we use managed financial information to evaluate our historical performance, assess our current condition, and plan our future operations. We believe that managed financial information supplements our GAAP information and is helpful to the reader's understanding of our consolidated financial condition and results of operations. "Reported" financial information refers to GAAP financial information. "Managed" financial information is derived by adjusting the reported financial information to add back securitized loan balances and the related interest and fee income, credit losses, and net interest costs. Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

              When making disclosures regarding our expected future performance, including those contained in this report, we disclose certain projected financial measures relating to expected performance on a managed basis. We develop such projections on a managed basis using managed financial information and do not in the normal course of business derive comparable GAAP projections. Developing such comparable GAAP projections would be unreasonably burdensome and, in the opinion of management, such comparable GAAP projections would not provide to the users of the financial information a significant benefit in understanding our expected future performance.

Reconciliation of Selected Reported Earnings to Selected Managed Earnings

	Year ended December 31,
(dollars in thousands)	2004	2003	2002	2001	2000

		As Restated	As Restated	As Restated Unaudited	As Restated Unaudited
Adjusted and Risk Adjusted Margins:
Reported
Interest income from loans	$860,413	$950,758	$1,490,258	$2,393,389	$2,455,695
Allocated interest expense	(286,043)	(314,613)	(454,318)	(730,910)	(687,314)
Credit product fee income	555,160	759,642	1,152,041	1,892,137	2,187,752
Net credit losses	(543,478)	(837,312)	(1,226,168)	(1,517,513)	(1,070,974)

Adjusted margin	586,052	558,475	961,813	2,037,103	2,885,159

Servicing and securitization income	1,034,827	900,278	571,776	691,128	880,433
Other non-interest income	15,294	66,012	604,398	219,612	193,612

Risk adjusted margin(1)	1,636,173	1,524,765	2,137,987	2,947,843	3,959,204

Securitization Adjustments
Interest income from loans	$2,024,294	$2,272,901	$2,662,794	$2,873,943	$1,820,912
Allocated interest expense	(249,126)	(273,660)	(354,285)	(720,772)	(681,149)
Credit product fee income	524,026	519,675	667,653	686,561	373,946
Net credit losses	(1,460,906)	(1,961,130)	(2,298,993)	(1,699,310)	(710,511)
Servicing and securitization income	(841,370)	(619,516)	(718,113)	(1,121,765)	(783,096)
Managed
Interest income from loans	$2,884,707	$3,223,659	$4,153,052	$5,267,332	$4,276,607
Allocated interest expense	(535,169)	(588,273)	(808,603)	(1,451,682)	(1,368,463)
Credit product fee income	1,079,186	1,279,317	1,819,694	2,578,698	2,561,698
Net credit losses	(2,004,384)	(2,798,442)	(3,525,161)	(3,216,823)	(1,781,485)

Adjusted margin	1,424,340	1,116,261	1,638,982	3,177,525	3,688,357

Servicing and securitization income	193,457	280,762	(146,337)	(430,637)	97,337
Other non-interest income	15,294	66,012	604,398	219,612	193,612

Risk adjusted margin(1)	1,633,091	1,463,035	2,097,043	2,966,500	3,979,306

Net Interest Income:
Reported
Interest income from loans	$860,413	$950,758	$1,490,258	$2,393,389	$2,455,695
Interest income from investments	134,321	141,978	192,227	206,280	230,510
Interest expense	(495,656)	(633,790)	(771,994)	(934,309)	(874,779)

Net interest income	499,078	458,946	910,491	1,665,360	1,811,426

Securitization Adjustments
Interest income from loans	$2,024,294	$2,272,901	$2,662,794	$2,873,943	$1,820,912
Interest income from investments(2)	(50,625)	(36,543)	(41,169)	(29,889)	—
Interest expense	(195,420)	(175,389)	(272,173)	(709,539)	(701,249)
Managed
Interest income from loans	$2,884,707	$3,223,659	$4,153,052	$5,267,332	$4,276,607
Interest income from investments	83,696	105,435	151,058	176,391	230,510
Interest expense	(691,076)	(809,179)	(1,044,167)	(1,643,848)	(1,576,028)

Net interest income	2,277,327	2,519,915	3,259,943	3,799,875	2,931,089

(1)
Risk adjusted margin measures loan portfolio profitability by comparing the revenue generated by customer accounts with the related funding costs and risk of loss. Risk adjusted margin consists of interest income plus non-interest income (including non-interest income—servicing and securitization and non-interest income—other) less interest expense allocated to loans and net credit losses. Therefore, this measure includes fluctuations from changes in the fair values of retained interests and non-recurring gains or losses included in non-interest income—other. To provide an ongoing measure of loan profitability that is not subject to such fluctuations we use adjusted margin.
(2)
Beginning in September 2001, on a reported basis, we began recognizing interest income attributable to our interest-only strips receivable. On a managed basis, this interest income is included in non-interest income—servicing and securitization.

Reconciliation of Selected Reported Financial Data
to Selected Managed Financial Data

	Year ended December 31,
(dollars in thousands)	2004	2003	2002	2001	2000

		As Restated	As Restated	As Restated Unaudited	As Restated Unaudited
Selected Financial Data:
Reported
Year End:
Delinquent loans	$346,942	$417,131	$689,641	$980,261	$1,222,612
Loans receivable(1)(2)	7,522,401	6,281,403	6,899,849	12,939,877	13,560,724
Total assets	14,344,539	14,246,315	16,598,729	19,843,659	18,093,723
Average:
Loans receivable(1)	$6,841,581	$6,546,748	$9,011,891	$14,188,546	$12,828,454
Earning assets	11,855,306	13,187,456	15,314,446	18,136,447	16,328,419
Total assets	13,747,695	15,728,732	17,768,254	20,434,290	17,422,697
Securitization Adjustments
Year End:
Delinquent loans	$794,535	$1,156,096	$1,490,124	$1,892,603	$806,003
Loans receivable	11,013,352	10,653,351	12,719,752	19,683,674	13,352,658
Total assets	9,292,832	8,923,017	9,832,790	17,720,701	12,807,555
Average:
Loans receivable	$10,364,872	$11,140,680	$12,626,985	$15,646,247	$10,250,116
Earning assets	10,364,872	11,140,680	12,626,985	15,646,247	10,250,116
Total assets	8,709,908	8,786,752	10,727,504	14,813,749	10,182,455
Managed
Year End:
Delinquent loans	$1,141,477	$1,573,227	$2,179,765	$2,872,864	$2,028,615
Loans receivable(1)(2)	18,535,753	16,934,754	19,619,601	32,623,551	26,913,382
Total assets	23,637,371	23,169,332	26,431,519	37,564,360	30,901,278
Average:
Loans receivable(1)	$17,206,453	$17,687,428	$21,638,876	$29,834,793	$23,078,570
Earning assets	22,220,178	24,328,136	27,941,431	33,782,694	26,578,535
Total assets	22,457,603	24,515,484	28,495,758	35,248,039	27,605,152

(1)
The 2003, 2002 and 2001 amounts exclude SFAS No. 133 market value adjustments.
(2)
The 2001 loans receivable include loans held for securitization or sale of $1.41 billion.

              Loan Performance Measures. We present key loan performance measures on a reported and a managed basis. Reported loans do not necessarily have the same income or credit characteristics as securitized loans and can perform differently over time. Although managed loan performance measures include both reported and securitized loans, the securitized loans will have a more significant impact on the managed loan performance numbers because our securitized receivables balance is substantially larger than our reported receivables balance. In addition, when loans are securitized, there is a potentially significant impact on reported loan performance as loans are removed from loans receivable on our balance sheet or reclassified to loans held for securitization or sale, while there is generally no significant impact on managed loan performance.

Loan Performance Statistics

	Year ended December 31,
	2004	2003	2002

		As Restated	As Restated
Reported
Net interest margin on average loans(1)	8.40%	9.71%	11.50%
Net interest margin on average earning assets	4.21%	3.48%	5.95%
Adjusted margin on average loans(2)	8.57%	8.52%	10.67%
Risk adjusted margin on average loans(3)(4)	23.92%	23.28%	23.72%
Return on average assets	2.77%	1.39%	1.01%
Managed
Net interest margin on average loans(5)	13.66%	14.90%	15.45%
Net interest margin on average earning assets	10.25%	10.36%	11.67%
Adjusted margin on average loans(6)	8.28%	6.31%	7.57%
Risk adjusted margin on average loans(4)(7)	9.50%	8.27%	9.69%
Return on average assets	1.70%	0.89%	0.63%

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
(3)
Represents interest income, less interest expense and net credit losses, plus non-interest income, expressed as a percentage of reported average loans receivable. Interest expense is allocated to reported average loans receivable based on the ratio of reported average loans receivable to reported average earning assets.
(4)
Risk adjusted margin measures loan portfolio profitability by comparing the revenue generated by customer accounts with the related funding costs and risk of loss. Risk adjusted margin consists of interest income plus non-interest income (including non-interest income—servicing and securitization and non-interest income—other) less interest expense allocated to loans and net credit losses. Therefore, this measure includes fluctuations from changes in the fair values of retained interests and non-recurring gains or losses included in non-interest income—other. To provide an ongoing measure of loan profitability that is not subject to such fluctuations, we use adjusted margin.
(5)
Represents interest income, less interest expense, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.
(6)
Represents interest income, less interest expense and net credit losses, plus credit product fee income on managed average loans receivable, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.
(7)
Represents interest income, less interest expense and net credit losses, plus non-interest income, expressed as a percentage of managed average loans receivable. Interest expense is allocated to managed average loans receivable based on the ratio of managed average loans receivable to managed average earning assets.

              Net Interest Margin. Our reported net interest margin on average loans decreased to 8.40% for 2004, from 9.71% for 2003. Managed net interest margin on average loans decreased to 13.66% for 2004, from 14.90% for 2003. The yield on our reported loans receivable decreased to 12.58% for 2004, from 14.52% for 2003. The yield on managed loans receivable decreased to 16.77% for 2004, from 18.23% for 2003. The lower yields in 2004 are primarily a result of our continuing efforts to generate a higher-quality loan portfolio by increasing the percentage of higher credit quality accounts, which generally have lower annual percentage rates, including lower and longer introductory rates.

              Reported earning assets include consumer loans, interest-earning cash, federal funds sold and securities purchased under resale agreements, investment securities, spread accounts, and interest-only strips receivable. Managed earning assets include reported earning assets plus the loans receivable removed or reclassified from loans receivable on our balance sheet through our securitizations, less the retained interests from securitizations reported on our balance sheet. Net interest income expressed as a percentage of average earning assets is referred to as net interest margin on average earning assets. The reported net interest margin on average earning assets increased to 4.21% for 2004 from 3.48% for 2003. This increase primarily reflects the impact of lower interest expense due to decreased levels of deposit funding as compared to 2003, and lower interest rates paid on deposits. The managed net interest margin on average earning assets decreased to 10.25% for 2004 from 10.36% for 2003. This decrease primarily reflects the impact from lower yields earned on our managed earning assets.

              Adjusted Margin. One of the ways we measure loan portfolio profitability is by comparing the revenue generated by customer accounts with the related funding costs and risk of loss. Adjusted margin consists of interest income plus non-interest income—credit product fee income less interest expense allocated to loans and net credit losses. This measure excludes non-interest income—servicing and securitization and non-interest income—other to provide an ongoing measure of loan profitability that excludes fluctuations from changes in the fair values of retained interests and non-recurring gains or losses. Adjusted margin is expressed in dollars or as a percentage of average loans receivable.

              Reported adjusted margins for 2004 were $586.1 million and 8.57%, compared to $558.5 million and 8.52% for 2003. Managed adjusted margins for 2004 were $1.42 billion and 8.28%, compared to $1.12 billion and 6.31% for 2003. The increase in the reported and managed adjusted margins for 2004 is primarily due to a decrease in net credit losses, partially offset by lower yields and reduced fee income associated with our transition to higher-quality accounts.

Asset Quality

              Our delinquencies and net credit losses reflect, among other factors, the credit quality of our loans receivable, the average age of our loans receivable (generally referred to as "seasoning"), the success of our collection and recovery efforts, including sales of charged-off assets, and general economic conditions. Initially, credit quality is primarily determined by the characteristics of the targeted market segment and the underwriting criteria utilized in the credit approval process. As an account ages, account management efforts, seasoning, and demographic and economic conditions will affect overall credit quality.

              We measure the credit performance of our portfolio of loans receivable through two key rates, the 30+ day delinquency rate and the net credit loss rate. The 30+ day delinquency rate on reported loans was 4.61% as of December 31, 2004, compared to 6.64% as of December 31, 2003. The 30+ day delinquency rate on managed loans was 6.16% as of December 31, 2004, compared to 9.29% as of December 31, 2003. The reported net credit loss rate was 7.94% for 2004, compared to 12.79% for 2003. The managed net credit loss rate was 11.65% for 2004, compared to 15.82% for 2003.

              The improved performance over the past year in both our reported and managed 30+ day delinquency rates and our reported and managed net credit loss rates reflects the impact of higher quality account originations, changes to our portfolio management strategy including revised credit line and pricing strategies for existing customers, new collection and credit policies and practices, and improving conditions in the U.S. economy.

              Improving the Quality of Our Loan Portfolio. During 2002, we changed our marketing strategies within both the new account acquisition and portfolio management functions, with the goal of generating a higher-quality loan portfolio with more stable earnings and lower, less volatile credit loss rates. We no longer market new accounts to higher risk segments of the market, which means that, consistent with the Capital Plan, we do not originate accounts for consumers with FICO® credit scores below 600, as derived from information available on credit bureau reports. We operate under a balanced strategy of originating new loans across the broad middle to prime market segments, focusing on the parts of these segments that we expect to be most profitable and creditworthy. As a result, we have generated higher credit quality loans through our proprietary marketing program, which emphasizes the portion of the market we refer to as mainstream America, and through our partnership and co-branding marketing programs, which use highly targeted criteria to market our credit card products to creditworthy individuals associated with various groups and organizations.

              Consistent with the changes in our strategy for new account acquisitions, we altered our portfolio management strategy for existing customers. We selectively repriced loans and reduced credit lines for accounts that exhibited increased risk levels. To strengthen and extend our relationships with our best customers, we improved our process to selectively provide product upgrades, improve pricing, and increase credit lines when appropriate. In addition, in August 2003 we sold $859.6 million in credit card balances owned by PB. Since the majority of PB's loan portfolio consisted of higher risk accounts, this sale had the effect of improving the credit quality mix of the assets remaining.

              Credit and Collections Strategies and Policies. We employ a delinquency lifecycle strategy to manage delinquent accounts. This approach allows for targeted collection treatment based on the stage of delinquency of the account. This strategy is applied in combination with certain event-driven actions, consumer counseling, and consumer debt management education. We believe this facilitates management and collector accountability for, and ownership of, collection results.

              We have also initiated a number of changes in risk management and credit and collections policies and practices that are consistent with regulatory guidance and industry practice. These changes have had an impact on the age classification of delinquent account balances, the timing of principal charge-offs, and our procedures for investigating fraud losses. In the third quarter of 2004, we modified the criteria for recognizing charge-offs for certain loans that are subject to payment plans under a consumer debt management program, so that loans that are less than 120 days past due at the time they are enrolled in a debt management program are subject to charge off when they become 120 days past due. Additionally, loans to customers who are enrolled in a debt management program and who miss one payment under the plan are subject to charge-off when they become 120 days past due.

              Additionally, we made the following changes to our credit and collections polices and practices in 2004 and 2003:

  •
  In February 2003, we modified our loan re-aging practice for reclassifying a delinquent account to current status based on qualifying payments. As a result, accounts are eligible for a re-aging not more than once in a 12-month period and not more than twice within any 60-month period. In March 2004, we re-aged certain accounts of customers who had opened their accounts prior to February 1999, but whose re-aging history had not been tracked prior to February 1999. We estimate that this re-aging resulted in a 16 basis point reduction to the reported 30+ day delinquency rate at March 31, 2004. The impact to the reported net credit loss rate was not significant.

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

  •
  In August 2003, we modified the partial payment amount required to be paid by a customer in order to keep the customer's account from aging. Previously, to avoid aging an account we required a payment of no less than $5 below the minimum amount due. With the change, in order to avoid aging the account we now require a payment of 90% or more of the minimum amount due. We estimate implementing this change had no significant impact to the September 2003 reported monthly net credit loss rate or the 30+ day delinquency rate.

  •
  In August 2003, we modified the criteria used to determine whether a customer's account has been restructured under a consumer debt management program and is therefore subject to charge-off no later than 120 days after it becomes contractually past due. Previously, we considered an account to be in a consumer debt management program when a customer made three payments on the restructured account. With the change, we consider an account to be in a consumer debt management program when the customer makes one payment on the restructured account. We estimate implementing this change had no significant impact to the September 2003 reported monthly net credit loss rate or the 30+ day delinquency rate.

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

              Our continued review of risk management and credit and collections operations could lead to further modifications.

              Delinquencies. An account is contractually delinquent if the required minimum payment is not received by the next due date. Accountholders may cure account delinquencies by making a partial payment that qualifies under our re-aging practices and applicable regulatory requirements. The delinquency rate is derived by dividing loans receivable that are 30 days or more past due at period end by loans receivable at period end.

              Reported 30+ day delinquency rates are influenced by fluctuations in the composition of receivables transferred to our securitization trust and by the amount of the senior seller's interest in the securitization trust from time to time. These amounts may increase or decrease as a result of account additions, increases or decreases in the balance of the pool of loans receivable transferred to the securitization trust, and increases or decreases in the level of securityholders' interests due to new issuances and amortization or accumulation of outstanding series. (See "—Securitizations of Loans Receivable.") For example, during a month in which we designate additional accounts to the securitization trust or reduce the amount of an outstanding series of securityholders' interests, the amount of our senior seller's interest will increase. This increase, which may continue until new securityholders' interests are issued or the amount of loans in the securitization trust declines, will generally also increase our reported 30+ day delinquency rate because we will have a larger undivided interest in the pool of loans receivable transferred to the securitization trust than before the increase and because the securitized loans currently have higher delinquency rates than our reported loans receivable. As a result, short-term fluctuations in the reported 30+ day delinquency rate are not necessarily a reliable indicator of trends in our asset quality.

Delinquent Loans

	December 31,
	2004		2003
(dollars in thousands)	Loans	% of Total Loans	Loans	% of Total Loans
Reported
Loans outstanding	$7,522,401	100.00%	$6,281,403	100.00%
Loans delinquent
30 - 59 days	$109,014	1.45%	$128,467	2.05%
60 - 89 days	80,152	1.06%	94,916	1.51%
90 or more days	157,776	2.10%	193,748	3.08%

Total loans delinquent	$346,942	4.61%	$417,131	6.64%

Securitized
Loans outstanding(1)	$11,013,352		$10,653,351
Loans delinquent
30 - 59 days	$244,041		$346,630
60 - 89 days	182,531		269,107
90 or more days	367,963		540,359

Total loans delinquent	$794,535		$1,156,096

Managed
Loans outstanding	$18,535,753	100.00%	$16,934,754	100.00%
Loans delinquent
30 - 59 days	$353,055	1.90%	$475,097	2.81%
60 - 89 days	262,683	1.42%	364,023	2.15%
90 or more days	525,739	2.84%	734,107	4.33%

Total loans delinquent	$1,141,477	6.16%	$1,573,227	9.29%

(1)
Excludes the senior seller's interest in the loans receivable transferred in securitizations, which is included in reported loans receivable. Includes the seller's interest subordinated component, or AIR, which is reported in due from securitizations on our balance sheet.

              Net Credit Losses. We recognize credit losses on accounts determined to be uncollectible by charging off the outstanding principal balances, as described in "—Allowance and Provision for Credit Losses." After a loan is charged off, we continue collection activity to the extent legally permissible. Net credit losses for consumer loans represent the principal amount of charged-off loan balances (including charged-off bankrupt and deceased customer accounts) less current period principal recoveries. Net credit losses include purchases, including certain financed cardholder service product sales and cash advances, and exclude accrued interest and fees and fraud losses. Recoveries include collections on the principal portion of previously charged-off accounts and the proceeds from the sale of charged-off receivables. The amount of charged-off receivables sold will vary from period to period and is influenced by charge-off trends, market conditions, and credit loss performance targets for the period. The proceeds recognized from such sales of charged-off receivables on a reported basis were $55.6 million for 2004, as compared to $93.9 million for 2003. The proceeds recognized from such sales of charged-off receivables on a managed basis were $162.8 million for 2004, as compared to $272.4 million for 2003. Fraud losses (losses due to the unauthorized use of credit cards, including credit cards obtained through fraudulent applications) are charged to non-interest expense after an investigation period of up to 90 days.

              Net credit loss rates are derived by dividing net credit losses by average loans receivable balances for a specified period. While net credit losses include only the principal balance associated with charged-off loans, loans receivable balances include accrued interest and fee balances estimated to be collectible as well as principal balances. This results in a lower net credit loss rate than would be determined if loans receivable balances included only principal balances. Managed net credit losses include reported net credit losses plus the principal amount of securitized loans charged off less principal recoveries (including proceeds from the sale of charged-off receivables) related to securitized loans.

              Reported net credit loss rates are influenced by fluctuations in the composition of receivables transferred to our securitization trust and by the amount of the senior seller's interest in the securitization trust from time to time. These amounts may increase or decrease as a result of account additions, increases or decreases in the balance of the pool of loans receivable transferred to the securitization trust, and increases or decreases in the level of securityholders' interests due to new issuances and amortization or accumulation of outstanding series. (See "—Securitizations of Loans Receivable.") For example, during a month in which we designate additional accounts to the securitization trust or reduce the amount of an outstanding series of securityholders' interests, the amount of our senior seller's interest will increase. This increase, which may continue until new securityholders' interests are issued or the amount of loans in the securitization trust declines, will generally also increase our reported net credit loss rate because we will have a larger undivided interest in the pool of loans receivable transferred to the securitization trust than before the increase and because the securitized loans currently have higher net credit loss rates than our reported loans receivable. As a result, short-term fluctuations in the reported net credit loss rate are not necessarily a reliable indicator of trends in our asset quality.

Net Credit Losses

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
Reported
Average loans outstanding(1)(2)(3)	$6,841,581	$6,546,748	$9,011,891
Net credit losses(4)	$543,478	$837,312	$1,226,168
Net credit losses as a percentage of average loans outstanding	7.94%	12.79%	13.61%
Securitized
Average loans outstanding(5)	$10,364,872	$11,140,680	$12,626,985
Net credit losses	$1,460,906	$1,961,130	$2,298,993
Managed
Average loans outstanding(1)(2)	$17,206,453	$17,687,428	$21,638,876
Net credit losses(4)	$2,004,384	$2,798,442	$3,525,161
Net credit losses as a percentage of average loans outstanding	11.65%	15.82%	16.29%

(1)
The 2003 average loans outstanding include loans held for securitization or sale at par. The 2004, 2003, and 2002 balances also exclude SFAS No. 133 market value adjustments.

(2)
The average loans outstanding and net credit losses for the year ended December 31, 2002 included a portfolio of higher risk loans receivable balances and related net credit losses prior to their transfer to loans held for securitization or sale on March 31, 2002. After March 31, 2002, these loans receivable and related net credit losses were excluded from the calculation of net credit losses for the year ended December 31, 2002.
(3)
We adopted the federal banking agencies' accrued interest receivable, or AIR, guidance in the fourth quarter of 2002, resulting in a reclassification of a portion of the accrued interest receivable from reported loans receivable to due from securitizations beginning in the fourth quarter of 2002.
(4)
The 2003 and 2002 net credit losses exclude estimated net credit losses on loans held for securitization or sale of $171.6 million and $985.9 million.
(5)
Excludes the senior seller's interest in the loans receivable transferred in securitizations, which is included in reported loans receivable. Includes the seller's interest subordinated component, or AIR, which is reported in due from securitizations on our balance sheet.

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

              Our assets and liabilities consist primarily of investments in interest-earning assets (loans receivable and investment securities), which are primarily funded by interest-bearing liabilities (deposits and borrowings). Our loans receivable accrue interest at rates that are either fixed or float at a spread above the prime rate. At December 31, 2004, 50.5% of our reported loans receivable and 61.6% of our managed loans receivable had interest rates that were floating. In calculating such percentages, we no longer include balances subject to a promotional offer that bear fixed rates during the term of the promotional offer. While our non-promotionally priced fixed rate credit card receivables have no stated maturity or repricing period, we generally have the right to adjust the rate charged after providing notice to the customer. Repricing of our fixed and floating rate credit card receivables may be limited by competitive and other pressures beyond our control and by credit risk considerations. Interest rates on our liabilities are generally indexed to the London Interbank Offered Rate ("LIBOR") or bear a fixed rate. This asset/liability structure exposes us to two types of interest rate risk: (a) repricing risk, which results from a mismatch between assets and liabilities that mature or reprice in specific periods; and (b) basis risk, which arises from changing spread relationships between indexes such as the prime rate and LIBOR.

              The principal objective of our interest rate risk management activities is to monitor and control our exposure to adverse effects resulting from movements of interest rates over time. We generally seek to strike a balance between hedging net interest income and hedging the present value of net interest income. To measure exposure to interest rate changes, we use multiple complementary measures of risk to net interest income under a number of scenarios and rate changes. We typically model the impact of rate changes on current net interest income over a three-year period and the impact on the present value of net interest income over a longer horizon. When estimated risk exposure exceeds our guidelines, we seek to mitigate the risk through the use of matching and hedging techniques as described below.

              The following table illustrates the estimated effects on managed net interest income of positive and negative parallel shifts in interest rates as calculated at December 31, 2004, using our interest rate risk model and taking into consideration our current hedging activity as of December 31, 2004. Our analysis compares estimated managed net interest income over 12 months in a stable interest rate environment to scenarios in which interest rates rise and fall by 200 basis points. Our interest rate risk model incorporates certain assumptions regarding our ability to reprice our fixed and floating rate credit card loans without otherwise impacting customer behavior. The actual repricing sensitivity of these loans depends on how our customers and competitors respond to changes in market interest rates. As of December 31, 2004, we modeled the repricing behavior of our fixed rate credit card loans based on an amortization schedule which results in approximately 50% of the original balance being repriced by the 15th month. The repricing of certain assets and liabilities may be limited by competitive and other pressures beyond our control and by credit risk considerations. As a result, certain assets and liabilities assumed to mature or otherwise reprice within a certain period may in fact mature or reprice at different times and at different volumes. The table below should be viewed as our estimate, subject to these uncertainties, of the general effect of the indicated interest rate movements on our managed net interest income.

Estimated Effects of Interest Rate Changes

Change in Interest Rates	Percentage Change in Managed Net Interest Income
+ 200 basis points	2.9%
- 200 basis points	(2.1)%

              The information shown above is presented on a consolidated managed asset/liability basis, which includes the interest rate sensitivity of net interest income from securitized loans and the impact of derivative instruments. We do not in the normal course of business derive comparable interest rate sensitivity of net interest income on a reported basis. In the opinion of management, such comparable projections on a reported basis would not provide a significant benefit in understanding our expected future performance. In addition, the projections above do not include the impact of interest rate changes on non-interest income. Non-interest income—servicing and securitization can be subject to significant impacts to the extent that interest rate changes affect the market discount rate assumptions used in valuing our retained interests in securitizations. Sensitivities of the current fair value of our retained interests to changes in key securitization assumptions, including the market discount rate, are presented in Note 9 of our Consolidated Financial Statements.

              We generally seek to mitigate risks to net interest income and capital arising from movements in interest rates. The main tools we use to manage our interest rate sensitivity are investment decisions, pricing decisions on our loans receivable, and, when deemed appropriate, derivatives, including interest rate swap and cap agreements. We do not trade our derivative positions or use derivatives to speculate on interest rate movements, and we believe our use of such instruments is prudent and consistent with industry standards.

Notional Amounts of Interest Rate Swap and Cap Agreements

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
Interest Rate Swap Agreements
Beginning balance	$288,200	$918,200	$1,293,200
Additions	2,357,600	—	—
Maturities	(276,000)	(630,000)	(375,000)

Ending balance	$2,369,800	$288,200	$918,200

Interest Rate Cap Agreements
Beginning balance	$—	$3,000	$7,883
Maturities	—	(3,000)	(4,883)

Ending balance	$—	$—	$3,000

              Notional amounts of interest rate swaps outstanding on December 31, 2004 increased from December 31, 2003, primarily as the need for hedging increased due to the continued trend toward more loans priced at floating rates, while deposit funding remained at fixed rates. As market conditions or our asset/liability mix change, we may increase or decrease the notional amounts of interest rate swaps and caps outstanding in order to manage our interest rate risk within prudent levels. As required by SFAS No. 133, we record the fair value of an interest rate derivative as an asset or liability (as appropriate) and offset that amount with a change in the value of the item being hedged.

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

Funding and Liquidity

              We seek to fund our assets by diversifying our distribution channels and offering a variety of funding products, with the goal of generating funding at the lowest cost available to us while maintaining liquidity at appropriate levels and managing interest rate risk. The primary goal of our liquidity management is to provide funding to support our operations in varying business environments. We employ multiple strategies, including diversification of funding sources, dispersion of maturities, and maintenance of liquid investments and cash balances.

              The following table reflects our current debt ratings and those of PNB. In September 2004, Standard & Poor's upgraded its ratings outlook for our debt ratings from stable to positive. In January 2005, Moody's Investors Service upgraded its ratings outlook for our debt ratings (Providian Financial Corporation) from stable to positive.

Current Long-Term Senior Debt Ratings

	Standard & Poor's(1)	Moody's Investors Service		FitchRatings
Providian Financial Corporation	B	B2	(1)	B+
Providian National Bank	BB-	Ba3	(2)	BB-

(1)
Positive outlook.
(2)
Stable outlook.

              During 2004, consistent with our Capital Plan, our liquidity position (federal funds sold and securities purchased under resale agreements, available-for-sale investment securities, and cash and cash equivalents) decreased by $853.5 million from $5.64 billion at December 31, 2003 to $4.79 billion at December 31, 2004. We expect our liquidity position to remain relatively stable during 2005. Our liquidity position at December 31, 2004 was approximately 33% of our reported assets and 20% of our managed assets.

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

              Our investment in subsidiaries as a percentage of our total equity, which is referred to as our "double leverage," at December 31, 2004 was 114%. A double leverage ratio in excess of 100% indicates the degree to which an investment in subsidiaries has been funded with long-term borrowings and other liabilities of the parent company. The principal source of funds for us to make payments on our parent company debt securities and to meet our other obligations is our cash investments and dividends from PNB. In December 2004, PNB sought and received approval from its primary regulator to make an in-kind dividend to PFC of certain retained interests, which had a carrying value of $230.6 million, in PNB's securitizations. If PNB seeks to make future dividends it must first obtain regulatory consent. There is no assurance that such consent, if sought, could be obtained. In addition, if we are required to provide additional capital and liquidity support to PNB, our ability to service our parent company debt obligations would be further limited.

              Funding Sources and Maturities. We seek to fund our assets by diversifying our distribution channels and offering a variety of funding products. However, our ability to fund existing and future customer loans is currently dependent on four primary sources: customer deposits, securitizations, a portfolio of cash and liquid investment securities, and debt issuances.

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

              During 2005, we have funding requirements for maturing deposits of $3.03 billion, maturing third party securityholder interests in securitizations of $2.47 billion, and maturing debt of $343.3 million. Of the $2.47 billion of maturing securitizations, $200.0 million represents the third party securityholders' interests in a variable funding series that is scheduled to begin amortizing in November 2005, unless the series is extended. We expect to extend the revolving period of this series for a period of approximately 12 months. We anticipate that we will meet our funding requirements for 2005, along with any incremental asset growth in 2005, by extending the revolving period of this variable funding series, issuing new securitization series, utilizing our liquidity position, and accepting new deposits. We may also generate additional funding by issuing common stock, including issuances under a dividend reinvestment and direct stock purchase plan, or by issuing new debt securities. Although we have been successful in meeting our funding needs, future events or changes affecting us or the markets in which we obtain our funding could adversely affect our ability to fund our business.

              Deposits. Deposits decreased to $9.47 billion as of December 31, 2004 from $10.10 billion as of December 31, 2003. At December 31, 2004, PNB's deposits were covered by cash, liquid investments, and a risk-adjusted portion of on-balance sheet loans, as contemplated by its Capital Plan. We expect PNB to continue to maintain assets of sufficient quality on its balance sheet to fully cover its deposits. However, there can be no assurance that it will be successful in doing so.

              The following table summarizes the remaining contractual maturities of our deposits, substantially all of which are retail deposits.

Maturities of Deposits

	December 31,
	2004			2003
(dollars in thousands)	Direct Deposits	Brokered Deposits	Total Deposits	Direct Deposits	Brokered Deposits	Total Deposits
Three months or less	$426,487	$535,562	$962,049	$453,512	$631,682	$1,085,194
Over three months through one year(1)	691,961	1,379,516	2,071,477	1,052,329	1,350,211	2,402,540
Over one year through five years(2)	1,566,844	3,942,294	5,509,138	1,837,037	3,386,580	5,223,617
Over five years	7,568	526,000	533,568	322	708,152	708,474
Deposits without contractual maturity	394,772	—	394,772	681,232	—	681,232

Total deposits	$3,087,632	$6,383,372	$9,471,004	$4,024,432	$6,076,625	$10,101,057

(1)
At December 31, 2004, maturities of total deposits over three months through one year by quarter were as follows: second quarter 2005: $734.7 million; third quarter 2005: $695.0 million; fourth quarter 2005: $641.8 million.
(2)
At December 31, 2004, maturities of total deposits over one year through two years were $2.77 billion.

              A bank that is below the well-capitalized levels as reported on its Call Reports is subject to ceilings on rates paid for deposits and restrictions on accepting brokered deposits. A bank that is adequately capitalized is restricted from accepting brokered deposits without a waiver from the Federal Deposit Insurance Corporation and may not pay a rate on its deposits that is more than 75 basis points higher than the prevailing rate in its market. As of December 31, 2004, capital ratios for PNB were above the well-capitalized levels on a Call Report basis. PNB has exceeded the well-capitalized level since March 31, 2002. Accordingly, these restrictions on deposit taking activities do not currently apply to PNB.

              Securitizations. Securitization of our loans receivable provides an important source of funding that is cost effective and beneficial in achieving the required levels of capital established by our regulators. We seek a range of maturity terms in our securitizations.

              Among our outstanding securitizations we have two variable funding series, one with a two-year revolving period, and one with a one-year revolving period. The two-year revolving variable funding series, which has a commitment amount of $500.0 million, was issued in August 2004. The one-year revolving variable funding series, which was issued in November 2004 and replaced a previous variable funding series, has a commitment amount of $1.00 billion. Securitization funding from third party securityholders under our variable funding series totaled $630.0 million as of December 31, 2004 and $1.83 billion as of December 31, 2003. We expect to extend the revolving period of our one-year revolving variable funding series for another 12 months in November 2005. If the revolving period of such series is not extended in November 2005, it will begin to amortize and we would expect the amortization of investor interests held by third parties to take one month, based on current assumptions and estimates. Similarly, we expect to extend the revolving period for our two-year revolving variable funding series in August 2006. If the revolving period of such series is not extended, it will begin to amortize in August 2006 and we would expect the amortization of investor interests held by third parties to take approximately two months, based on current assumptions and estimates.

              Our term securitizations have expected final payment dates ranging from two to five years. During 2004, PNB completed five term securitizations totaling $2.90 billion issued as two and three-year fixed and floating rate owner trust notes backed by certificates issued by the Providian Gateway Master Trust. These term securitizations ranged in amounts from $350.0 million to $750.0 million. Our term securitizations are expected to amortize over the periods indicated below, based on current projections and the amounts outstanding as of December 31, 2004.

Amortization of Term Securitizations

Year	Amount Amortizing (dollars in thousands)
2005	$2,273,017
2006	3,811,534
2007	2,137,845
2008	440,435

              The amount funded in our spread accounts may change from time to time, depending on securitizations outstanding and spread account funding triggers. The level of spread account funding required by these triggers is generally determined by the performance of the securitized loans, although certain of our outstanding transactions have a spread account trigger based on PNB's credit rating. At December 31, 2004, the funds on deposit in spread accounts totaled $261.5 million, all of which was required to be funded based on levels resulting from downgrades in PNB's credit rating in 2001 and

2002. The spread account funding requirements based on levels triggered by the credit rating downgrades have been fully met. Currently, there are no additional spread account funding requirements relating to our credit ratings. If the performance of the loans transferred to our securitization trust were to deteriorate, spread account funding could be triggered based on the performance of the securitized loans resulting in an overall increase in spread account funding.

              Unsecured Funding Facilities. The following table summarizes the amounts outstanding under our unsecured funding facilities as of December 31, 2004.

Summary of Unsecured Funding Facilities

	December 31, 2004
(dollars in thousands)	Effective/ Issue Date	Facility Amount(1)	Principal Outstanding(2)	Maturity
Providian Financial shelf registration(3)	6/98	$632,445	$1,368,182	Various
Junior subordinated deferrable interest debentures(4)	2/97	—	109,281	2/27

(1)
Represents remaining unused registered amount on the shelf registration. Funding availability and/or funding costs and ability to issue securities using the shelf registration are subject to market conditions, contractual provisions and other factors.
(2)
Amounts presented do not include related discount and/or issuance costs.
(3)
Outstanding securities issued under the shelf registration consist of four issuances of convertible senior notes with earliest possible required principal payment dates beginning in August 2005, February 2006, May 2008, and March 2011. In addition, we may be required to redeem these notes prior to their maturity following a change of control or a fundamental change, as defined in the related indenture supplements. See Note 15 to our Consolidated Financial Statements for further discussion.
(4)
In accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"), amounts previously reported as capital securities are no longer included in our consolidated financial statements. We now report junior subordinated deferrable interest debentures in long-term borrowings. See Note 15 to our Consolidated Financial Statements for further discussion.

              In March 2004, we issued $277.2 million of 2.75% convertible cash to accreting senior notes due March 15, 2016. These notes are convertible at the option of the holders at a conversion rate of 58.7941 shares of our common stock for each $1,000 of note principal (an initial conversion price of $17.01 per share of common stock) if specified conditions are met. The proceeds from this issuance are available for general corporate purposes, including the repurchase of outstanding debt obligations, capital contributions or extensions of credit to our banking subsidiary, investments in retained interests in the securitizations of our banking subsidiary, and other purposes consistent with PNB's Capital Plan. After March 15, 2011, we will pay interest at a rate of 1.75% per year and will accrete the principal amount of the notes at a rate that provides holders with an aggregate annual yield to maturity of 2.75% per year, computed on a semiannual bond equivalent yield basis. In addition, contingent interest is required to be paid to holders if certain conditions are met. If a fundamental change, such as a change in control resulting from a change in the ownership of our common stock, as defined in the related indenture supplement, occurs on or before March 15, 2011, we may also be required to purchase the notes for cash and pay an additional make whole premium payable in our common stock upon the repurchase or conversion of the notes in connection with the fundamental change. We have the option to redeem all or a portion of the notes for cash at any time on or after March 31, 2011. Holders may require us to purchase all or a portion of their notes for cash on March 15, 2011 or March 15, 2014. See Note 15 to our Consolidated Financial Statements for further discussion of the notes and our other outstanding long-term borrowings.

              In May 2003, we issued $287.5 million of 4.00% convertible senior notes due May 15, 2008. These notes are convertible at the option of the holders at the conversion rate of 76.8758 shares of our common stock for each $1,000 of note principal (an initial conversion price of $13.01 per share of common stock) if specified conditions are met. During the third and fourth quarters of 2004, the specified market price condition for conversion of our 4.00% convertible senior notes was satisfied, as our common stock price exceeded the conversion trigger price of $14.31 per share for at least 20 trading days of the last 30 trading days of each quarter. The 4.00% convertible senior notes are convertible during the quarter following the period in which the conversion trigger price was exceeded. See Note 15 to our Consolidated Financial Statements for further discussion.

              The principal source of funds for the payment of any dividends on our common stock is dividends received from PNB. However, our Board of Directors has suspended the payment of quarterly cash dividends on our common stock, and PNB has agreed with its primary regulator that it will not declare or pay any dividends without such regulator's consent. In December 2004, PNB sought and received approval from its primary regulator to make an in-kind dividend to PFC of certain retained interests, which had a carrying value of $230.6 million, in PNB's securitizations. If PNB seeks to make future dividends it must first obtain regulatory consent. There is no assurance that such consent, if sought, could be obtained. See "Regulatory Matters."

              Investments. We maintain short-term liquidity through federal funds sold and securities purchased under resale agreements, available-for-sale investment securities, and cash and cash equivalents. We also maintain a portfolio of high-quality investment securities, such as U.S. government and agency obligations, mortgage-backed securities, and commercial paper. Investment securities increased by $2.21 billion during the year to $4.07 billion as of December 31, 2004, with a corresponding decrease in federal funds sold and securities purchased under resale agreements of $2.79 billion, from $3.24 billion as of December 31, 2003 to $440.4 million as of December 31, 2004, as we elected to maintain a larger investment in commercial paper.

              Contractual Obligations. The following table summarizes the amounts and maturities of our contractual obligations as of December 31, 2004. Further discussion of the nature of these obligations is included in the notes to our Consolidated Financial Statements referenced in the table.

Summary of Contractual Obligations

		Payments Due by Period
(dollars in thousands)	Note Reference	One Year Or Less	Over One Year Through Three Years	Over Three Years Through Five Years	Over Five Years	Total
Direct and brokered deposits	13	$3,033,526	$4,038,649	$1,470,489	$533,568	$9,076,232
Deposits without contractual maturity	13	394,772	—	—	—	394,772
Short-term borrowings	14	343,302	—	—	—	343,302
Long-term borrowings(1)	15	—	—	287,500	1,148,700	1,436,200
Junior subordinated deferrable interest debentures	15	—	—	—	109,281	109,281
Operating leases	12	25,046	14,623	960	—	40,629
Purchase obligations(2)		52,260	89,437	55,473	59,213	256,383
Amortization of securitizations(3)		2,473,017	6,379,379	440,435	—	9,292,831
Commitments to fund civic and community investments(4)		14,069	600	—	—	14,669
Other long-term liabilities(5)		4,000	2,000	2,200	1,800	10,000

Total obligations		$6,339,992	$10,524,688	$2,257,057	$1,852,562	$20,974,299

(1)
Zero coupon convertible senior notes due February 15, 2021 are presented as principal amount due at maturity of $871.5 million.
(2)
Purchase obligations include amounts related to commitments for various services, including technology maintenance, consulting, outsourcing and co-marketing agreements.
(3)
See "—Funding and Liquidity" for further discussion.
(4)
One year or less amount includes $11.8 million of commitments that have no contractual payment dates. These commitments will be drawn on an as-needed basis and can become payable at any time.
(5)
Amounts relate to estimated payments for workers' compensation claims and are recorded in accrued expenses and other liabilities.

              Certain contractual commitments associated with employee compensation, including executive compensation and employment agreements, are not presented in the table above. See our Proxy Statement for the 2005 Annual Meeting of Stockholders for disclosures concerning executive compensation and executive employment agreements.

Off-Balance Sheet Arrangements

              Financial Commitments. Significant commitments at December 31, 2004 consisted of commitments to extend credit card loans, which represent the total unused portions of the lines of credit available to customers. These amounts do not necessarily represent future cash requirements as we do not anticipate that all of our customers will borrow the entire line of credit available to them at the same time. Further discussion of these commitments is included in Note 11 to our Consolidated Financial Statements.

              Our securitizations represent off-balance sheet arrangements. We use qualifying special-purpose entities as defined by SFAS No. 140 for our securitizations and account for the transactions as sales. See "—Securitizations of Loans Receivable" and Note 9 to our Consolidated Financial Statements for further discussion.

              We enter into derivative financial instruments to reduce the risk of interest rate fluctuations that may result from differences in repricing characteristics between interest-earning assets and interest-bearing liabilities. We use interest rate risk management instruments, including interest rate swap and cap agreements, for this purpose. As of December 31, 2004, we had interest rate swap agreements with maturities ranging from 2005 to 2016, and we had no interest rate cap agreements. See "—Interest Rate Sensitivity" and Note 17 to our Consolidated Financial Statements for further discussion.

              Guarantees. In January 2003, we entered into a pledge agreement with an insurer with respect to certain obligations owing to the insurer in connection with two series of the Providian Gateway Master Trust. One of the series has since been repaid. The amount of the pledged collateral at December 31, 2004 was $13.6 million, which is held in a deposit account as security for the payment to the insurer of amounts owing to it in connection with the remaining series.

              In addition, we have entered into interest rate swap arrangements for the management of our interest rate risk exposure. See Note 17 to our Consolidated Financial Statements for further discussion. In connection with these agreements, we pledged collateral totaling $22.3 million to interest rate swap counterparties at December 31, 2004.

              In August 2002, through a wholly owned limited liability entity, we sold our investment in an alternative energy plant. In connection with the sale, we guaranteed certain obligations of the limited liability entity under a purchase and sale agreement. The guarantee covers the limited liability entity's obligation to indemnify the purchaser against losses arising out of a breach of the purchase and sale agreement and failure to repurchase the assets if tax credits are not available to the purchaser. Our guarantee is capped at the amount of payments made to the limited liability entity at the time of sale, plus the amounts of additional payments made, and contingent future payments that may be made, to the limited liability entity and its affiliates arising from fuel production from the plant. At December 31, 2004, the maximum guaranteed amount was $27.8 million, based on actual payments made.

              We are also a party to and from time to time enter into agreements that contain general indemnification provisions, primarily in connection with asset sale agreements and service contracts, including the purchase and sale agreement referred to in the preceding paragraph. We cannot estimate the potential future impact of these indemnification provisions, since that would require an assessment of claims not yet made. Based on historical experience, we do not currently expect the risk of loss under these indemnification provisions to have a material adverse effect on our financial condition or our results of operations, but we cannot give any assurance that they will not have such an effect.

              See Note 11 to our Consolidated Financial Statements for further discussion of our guarantee obligations.

              Variable Interest Entities. In December 2003, the FASB issued a revision of FIN 46, which superseded the original guidance issued in January 2003. Under FIN 46, a company is required to consolidate a variable interest entity ("VIE") if its interest in the VIE is such that it will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if any. See Note 10 to our Consolidated Financial Statements for further discussion.

Capital Adequacy

              We continue to manage our capital levels with the dual objectives of having sufficient capital to support the achievement of our business plan and to meet regulatory requirements. During 2004, we continued to focus our capital planning on meeting or exceeding regulatory minimum levels of capital and supporting anticipated growth. We determine our regulatory minimum levels of capital from two primary sources: capital adequacy regulations that apply generally to banks, and the Capital Plan, which lays out capital goals for PNB. Certain results for prior periods have been affected by the restatement. See Note 3 to our Consolidated Financial Statements.

              Under the capital adequacy regulations, the regulatory capital ratios are generally determined by comparing regulatory capital levels relative to total assets as measured using a specified approach. Risk weighted assets are derived by adjusting asset levels based on the relative levels of risk as specified in the capital adequacy regulations. Regulatory capital includes core capital (Tier 1 Capital), which consists primarily of shareholders' equity, and total risk-based capital (Tier 1 Capital + Tier 2 Capital), which adds to core capital a portion of the allowance for credit losses. Based on these definitions of capital, the capital adequacy regulations establish the following capital categories: well capitalized; adequately capitalized; undercapitalized; significantly undercapitalized; and critically undercapitalized. The capital ratios that correspond to well capitalized and adequately capitalized regulatory capital levels are set forth in the following table, along with PNB's ratios on a Call Report basis as of December 31, 2004.

Capital Adequacy Guidelines and
PNB Capital Ratios on Call Report Basis

Capital Ratio	Calculation	PNB Ratios	Well- Capitalized Ratios	Adequately Capitalized Ratios
Total risk-based	(Tier 1 + Tier 2)/Total risk-based assets	22.72%	10%	8%
Tier 1	Tier 1/Total risk-based assets	20.57%	6%	4%
Leverage	Tier 1/Adjusted average assets	23.67%	5%	4%

              PNB's capital ratios reflect the application of regulatory guidance related to interests retained by PNB in its securitization transactions. Under the banking regulators' low-level recourse rule, risk-based capital must be maintained for assets transferred with recourse, in an amount no greater than the maximum amount of recourse for which a bank is contractually liable. This rule applies to transactions accounted for as sales under GAAP in which a bank contractually limits its risk of loss or recourse exposure to less than the full amount of regulatory risk-based capital that would be required if the low-level recourse rule did not apply. Low-level recourse transactions include those in which a bank securitizes assets and uses related retained interests as credit enhancements. PNB is required under this rule to hold risk-based capital equivalent to its maximum contractual recourse exposure on the assets transferred, not to exceed the amount of risk-based capital that would be required if the low-level recourse rule did not apply.

              In addition, PNB's capital ratios reflect the application of banking regulations that, among other things, require the amount of credit-enhancing interest-only strips receivable that exceed 25% of Tier 1 Capital (concentration limit) to be deducted from Tier 1 Capital; and requiring "dollar-for-dollar" risk-based capital (as defined in the regulations) for certain residual interests not deducted from Tier 1 Capital. As of December 31, 2004, PNB's interest-only strips receivable represented 9.57% of Tier 1 Capital, which is below the 25% concentration limit in the regulation. However, PNB does hold "dollar-for-dollar" risk-based capital against approximately $1.32 billion in residual interests from its securitizations, which include the accrued interest receivable ("AIR") related to securitized loans.

              Under its Capital Plan, PNB's capital ratios, as determined under the regulatory guidance discussed above, are required to be adjusted to reflect the application of the Expanded Guidance for Subprime Lending Programs issued by the federal banking regulators ("Subprime Guidance") to a portion of its reported credit card account loans (see PNB Capital Ratios Under PNB Capital Plan table below). Application of the Subprime Guidance results in higher risk weightings being assigned to accounts that fall within the scope of the guidance than would otherwise be required by the regulations. Under the methodology utilized in the Capital Plan for determining risk weightings, PNB has segmented its standard and middle market portfolios into several categories according to their internal credit scores and historical and projected charge-off rates. As applied by PNB at December 31, 2004, this methodology resulted in a weighted average risk weighting of 138% against PNB's reported standard and middle market segment loans receivable, which totaled approximately $4.39 billion on such date. These risk weightings are subject to change depending on conditions in our loan portfolio and/or changes in regulatory guidance. Managed loans outstanding in the standard and middle portfolios totaled approximately $15.39 billion as of December 31, 2004.

              PNB's Capital Plan sets capital ratio goals using the regulatory definitions described above. These include achieving by specified dates, and thereafter maintaining, 10% total risk-based capital using the methodology under PNB's Call Reports and using the methodology contemplated by the Subprime Guidance. The impact of the AIR is factored into these goals (see "—Securitizations of Loans Receivable" for discussion regarding AIR). PNB achieved all of its capital ratio goals at or before the specified dates and has thereafter maintained capital ratios higher than the minimums specified. The following table summarizes PNB's capital ratios and goals under its Capital Plan.

PNB Capital Ratios
Under PNB Capital Plan

		Actual
	Capital Plan Goals	December 31, 2004	December 31, 2003
			As Restated
Total risk-based capital ratio, as reported on PNB Call Report	10%	22.72%	21.23%
Total risk-based capital ratio, after application of Subprime Guidance	10%	19.47%	16.94%

              PNB's capital ratios improved during 2003 and 2004 primarily as a result of decreases in levels of retained subordinated interests due to sales of retained subordinated securityholders' interests from PNB to the parent company and to third parties, decreases in the required funding level of certain spread accounts due to performance improvements in the relevant securitization transactions, and the merger of PB into PNB.

              PNB's future capital ratios will depend on, among other things, the level of internally generated capital as well as the level of loan growth, changes in loan mix, and the level of retained subordinated interests related to our securitization activity. Growth in reported receivables, combined with changes in the levels and valuations of spread accounts and other retained subordinated interests related to our securitizations, may result in changes in PNB's risk-based capital ratios as reported on its Call Report and after applying the Subprime Guidance. PNB continues to work to reduce the level of its retained subordinated interests in its securitizations. Subject to ongoing review and updates of its Capital Plan and the potential impact of evolving regulatory standards, we expect that PNB will continue to achieve the capital goals in its Capital Plan. PNB will be updating its Capital Plan on a rolling two-year basis pursuant to the terms of PNB's written agreement with its primary regulator. We expect the updated plan to be consistent with our strategic objectives of measured and profitable receivables growth and improving credit quality, while continuing our focus on maintaining strong capital and liquidity.

              PNB's capital requirements are subject to qualitative judgments by its regulators with respect to components, risk weightings, and other factors. Its banking regulators have the authority to require PNB to adhere to higher capital requirements than those specified in the regulatory capital rules or its Capital Plan. This could necessitate increasing capital ratios by various means, including asset sales or equity issuances. In addition, the strategic initiatives that we have taken, and any that we may take in the future, could have an impact on PNB's capital ratios and requirements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

              Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

              Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

              We have restated our financial statements for the years ended December 31, 2000 through 2003, the quarters ended March 31, June 30, September 30, and December 31, 2003, and the quarters ended March 31, June 30, and September 30, 2004, as a result of (i) a change in methodology that occurred in 2002 relating to the adoption of a method for estimating the fair value of interest-only strips that was not the preferable method of accounting under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and (ii) certain assumptions, used in 2000, 2001, and 2002 in estimating the value of interest-only strips, that were identified as errors in February 2005. More detail on these matters is set forth below.

              Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria for effective internal control over financial reporting described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has evaluated the circumstances leading to the restatement, which are described in more detail below, and the impact of the restatement on such assessment and concluded that the circumstances leading to the restatement constituted a material weakness in our internal control over financial reporting. A material weakness is a significant deficiency (within the meaning of the Public Company Accounting Oversight Board Auditing Standard No. 2 ("A.S. No. 2")), or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions. A.S. No. 2 identifies a number of circumstances, including the restatement of previously issued financial statements to reflect correction of a misstatement, that, because of their likely significant negative effect on internal control over financial reporting, are at least significant deficiencies as well as strong indicators that a material weakness exists. Management concluded that the restatement resulted from a material weakness under these criteria and, therefore, that our internal control over financial reporting was not effective as of December 31, 2004.

              The following is a description of the matters leading to the restatement. In connection with the preparation of our financial statements for the year ended December 31, 2004, we determined that certain errors existed in the prior period financial statements with respect to accounting for securitizations. The conclusion particularly concerned the discounted cash flow model we used to estimate the value of interest-only strips, including the method used to estimate the level of principal collections expected to occur when forecasting the repayment of the securitized receivables in our securitization trust.

              We determined that the preferable method of estimating the level of principal collections involves applying an estimated payment rate to the initial receivables balance sold in order to derive the dollar amount by which the sold receivables balance is estimated to be reduced in future periods. This corresponds to the contractual rights the securityholders have to a fixed percentage of principal collections during the period in which principal collections must be applied to repay the investor securities. As of December 31, 2001, we were using this preferable methodology in that we were applying an estimated payment rate to the initial receivable balance for purposes of estimating future reductions in the sold receivables balance. However, the payment rate assumption we applied was based on experience that included not only principal collections but also collections of finance charges and fees.

              In January 2002, we changed the fair value calculation of the interest-only strips to a method that applies an estimated payment rate to the declining sold receivables balance, thereby partially incorporating the effect of the trust revolving periods into the principal collection estimate. This change had the effect of lengthening the period of time the sold receivables are estimated to be outstanding in comparison to the preferable method applied in December 2001.

              We concluded that under Accounting Principles Board Opinion No. 20, "Accounting Changes," our implementation of the change in modeling methodology in January 2002 was incorrect, because it constituted a change to a less preferable method of accounting. The change in accounting principle would have required certain actions to be taken, including obtaining a preferability letter from our independent registered public accounting firm, Ernst & Young LLP, and disclosure of the change. Since these actions were not taken in 2002, our January 2002 accounting change is being treated as an error that needs to be corrected by restating previously issued financial statements.

              We have also determined that certain other assumptions used in 2000, 2001, and 2002 should be treated as errors. These were: (i) the incorporation of certain spread account funding provisions for the first time in January 2002 cash flow projections, rather than in December 2001, when such spread account funding provisions were triggered; (ii) the use of certain averaging conventions in cash flow forecasting, which we eliminated in December 2001, and (iii) the use of total payment assumptions for purposes of forecasting customer loan repayments rather than principal-only payment assumptions, which we adopted in December 2002.

              Our independent registered public accounting firm has issued a report on our internal control over financial reporting as of December 31, 2004. That report appears on page 80 of this Annual Report.

Joseph W. Saunders Chairman, President and Chief Executive Officer	/s/ JOSEPH W. SAUNDERS
Anthony F. Vuoto Vice Chairman and Chief Financial Officer	/s/ ANTHONY F. VUOTO

SUPPLEMENTARY INFORMATION TO MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

              Management believes that the following corrective actions taken as a whole, have addressed the control deficiencies arising from the errors described in Management's Report on Internal Control Over Financial Reporting.

              First, management has changed its method for estimating the fair value of interest-only strips. We now use the preferable method of applying an estimated payment rate to the initial receivables balance sold in order to derive the dollar amount by which the sold receivables balance is estimated to be reduced in future periods.

              Second, the effects of the errors have been corrected by our restatement of the affected prior period financial statements included in this Annual Report.

              Third, our controls over the selection and application of accounting policies have been enhanced since the 2000, 2001, and 2002 time frame in which the errors occurred. Senior management review and approval is required for the selection, adoption, application, and change of all accounting policies. In the event of an adoption, or a change in the method of application, of a significant accounting policy, we consult with our independent registered public accounting firm and, in certain cases, the primary regulator of our banking subsidiary. We also may consult with external experts for securitization accounting issues. Finally, all significant accounting policies, their application, and their impact are reviewed regularly with the Audit and Compliance Committee of our Board of Directors.

              Fourth, during the fourth quarter of 2004, management implemented a periodic reaffirmation process for evaluating the applicability and proper application of our existing significant accounting policies.

              Fifth, management has implemented a comprehensive valuation model checklist, which covers each step in the quarterly valuation process for estimating the fair value of the retained interests we hold in our securitizations and is designed to identify any prospective significant changes.

              Sixth, management has implemented a process whereby significant changes to the method utilized by our valuation models to estimate the fair value of the retained interests we hold in our securitizations, including interest-only strips, are required to be reviewed by senior management and discussed with our independent registered public accounting firm prior to effecting the change.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Providian Financial Corporation and Subsidiaries

              We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Providian Financial Corporation (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness described in management's assessment and as more fully described below, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Providian Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

              We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

              A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

              Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

              A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness related to the Company's insufficient controls over the selection and monitoring of the accounting methodology and assumptions used to estimate the value of interest-only strips receivable has been identified and included in management's assessment.

              In connection with the preparation of its financial statements for the year ended December 31, 2004, the Company determined that certain errors existed in its prior period financial statements with respect to accounting for securitizations. The conclusion particularly concerned the discounted cash flow model used by the Company to estimate the value of interest-only strips, including the method used to estimate the level of principal collections expected to occur when forecasting the repayment of the securitized receivables in the Company's securitization trust.

              The Company determined that the preferable method of estimating the level of principal collections involves applying an estimated payment rate to the initial receivables balance sold in order to derive the dollar amount by which the sold receivables balance is estimated to be reduced in future periods. This corresponds to the contractual rights the securityholders have to a fixed percentage of principal collections during the period in which principal collections must be applied to repay the investor securities. As of December 31, 2001, the Company was using this preferable methodology in that it was applying an estimated payment rate to the initial receivable balance for purposes of estimating future reductions in the sold receivables balance. However, the payment rate assumption the Company applied was based on experience that included not only principal collections but also collections of finance charges and fees.

              In January 2002, the Company changed the fair value calculation of the interest-only strips to a method that applies an estimated payment rate to the declining sold receivables balance, thereby partially incorporating the effect of the trust revolving periods into the principal collection estimate. This change had the effect of lengthening the period of time the sold receivables are estimated to be outstanding in comparison to the preferable method applied in December 2001.

              The Company concluded that under Accounting Principles Board Opinion No. 20, "Accounting Changes," the Company's implementation of the change in modeling methodology in January 2002 was incorrect, because it constituted a change to a less preferable method of accounting. The change in accounting principle would have required certain actions to be taken, including obtaining a preferability letter from the Company's independent registered public accounting firm and disclosure of the change. Since these actions were not taken in 2002, the Company's January 2002 accounting change is being treated as an error that needs to be corrected by restating previously issued financial statements.

              The Company has also determined that certain other assumptions used in 2000, 2001 and 2002 should be treated as errors. These were: (i) the incorporation of certain spread account funding provisions for the first time in January 2002 cash flow projections, rather than in December 2001, when such spread account funding provisions were triggered; (ii) the use of certain averaging conventions in cash flow forecasting, which the Company eliminated in December 2001, and (iii) the use of total payment assumptions for purposes of forecasting customer loan repayments rather than principal-only payment assumptions, which the Company adopted in December 2002.

              As a result of these errors caused by the material weakness, the Company has restated its financial statements for the years ended December 31, 2000 through 2003, the quarters ended March 31, June 30, September 30, and December 31, 2003 and the quarters ended March 31, June 30 and September 30, 2004. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 30, 2005 on those consolidated financial statements.

              In our opinion, management's assessment that Providian Financial Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Providian Financial Corporation has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.

/s/ ERNST & YOUNG LLP
San Francisco, California March 30, 2005

FINANCIAL STATEMENTS

INDEX

Providian Financial Corporation and Subsidiaries
Consolidated Statements of Financial Condition

	Year ended December 31,
(dollars in thousands, except per share data)
	2004	2003
		As Restated
Assets
Cash and cash equivalents	$272,397	$544,554
Federal funds sold and securities purchased under resale agreements	440,351	3,235,189
Investment securities:
Available-for-sale, at market value (amortized cost of $4,083,634 at December 31, 2004 and $1,880,107 at December 31, 2003)	4,072,695	1,859,150
Loans receivable	7,522,401	6,280,957
Less allowance for credit losses	(599,703)	(625,886)

Loans receivable, net	6,922,698	5,655,071
Due from securitizations	2,266,314	2,331,273
Deferred taxes	30,185	242,163
Premises and equipment, net	52,640	84,198
Interest receivable	57,807	44,850
Other assets	229,452	249,867

Total assets	$14,344,539	$14,246,315

Liabilities
Deposits:
Non-interest bearing	$53,398	$63,016
Interest bearing	9,417,606	10,038,041

	9,471,004	10,101,057
Short-term borrowings	342,080	108,828
Long-term borrowings	1,119,278	1,163,521
Accrued expenses and other liabilities	702,648	576,492

Total liabilities	11,635,010	11,949,898
Shareholders' Equity
Common stock, par value $0.01 per share (authorized: 800,000,000 shares; issued: December 31, 2004—293,980,878 shares; December 31, 2003—290,753,031 shares)	2,940	2,908
Retained earnings	2,735,223	2,321,414
Cumulative other comprehensive income	(6,833)	(12,480)
Common stock held in treasury—at cost (December 31, 2004—479,464 shares; December 31, 2003—305,871 shares)	(21,801)	(15,425)

Total shareholders' equity	2,709,529	2,296,417

Total liabilities and shareholders' equity	$14,344,539	$14,246,315

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries
Consolidated Statements of Income

	Year ended December 31,
(dollars in thousands, except per share data)
	2004	2003	2002
		As Restated	As Restated
Interest Income
Loans	$860,413	$950,758	$1,490,258
Federal funds sold and securities purchased under resale agreements	17,496	44,198	37,473
Other	116,825	97,780	154,754

Total interest income	994,734	1,092,736	1,682,485
Interest Expense
Deposits	427,822	581,551	729,294
Borrowings	67,834	52,239	42,700

Total interest expense	495,656	633,790	771,994

Net interest income	499,078	458,946	910,491
Provision for credit losses	517,295	622,344	1,291,738

Net interest loss after provision for credit losses	(18,217)	(163,398)	(381,247)
Non-Interest Income
Servicing and securitization	1,034,827	900,278	571,776
Credit product fee income	555,160	759,642	1,152,041
Other	15,294	66,012	604,398

	1,605,281	1,725,932	2,328,215
Non-Interest Expense
Salaries and employee benefits	287,186	359,696	527,960
Solicitation and advertising	232,365	193,652	404,872
Occupancy, furniture, and equipment	107,157	121,921	222,812
Data processing and communication	109,850	124,014	165,504
Other	309,779	401,718	487,734

	1,046,337	1,201,001	1,808,882

Income from continuing operations before income taxes	540,727	361,533	138,086
Income tax expense	159,483	142,179	25,585

Income from continuing operations	381,244	219,354	112,501
Income from discontinued operations, net-of-taxes	—	—	67,156

Net Income	$381,244	$219,354	$179,657

Earnings per common share—basic
Income from continuing operations	$1.32	$0.76	$0.39
Income from discontinued operations, net-of-taxes	—	—	0.24

Earnings per common share—basic	$1.32	$0.76	$0.63

Earnings per common share—assuming dilution
Income from continuing operations	$1.19	$0.74	$0.39
Income from discontinued operations, net-of-taxes	—	—	0.23

Earnings per common share—assuming dilution	$1.19	$0.74	$0.62

Weighted average common shares outstanding—basic (000)	288,905	287,125	285,001

Weighted average common shares outstanding—assuming dilution (000)	329,702	303,932	289,042

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(dollars in thousands)	Common Stock	Additional Paid-In Capital	Retained Earnings	Cumulative Other Comprehensive Income	Common Stock Held In Treasury	Total
Balance at December 31, 2001, as previously reported	$2,862	$—	$1,971,359	$9,807	$(76,517)	$1,907,511
Cumulative effect of prior period adjustments (See Note 3)	—	—	(13,692)	—	—	(13,692)

Balance at December 31, 2001, as restated	$2,862	$—	$1,957,667	$9,807	$(76,517)	$1,893,819
Comprehensive income:
Net Income, as restated			179,657			179,657
Change in unrealized gain (loss) on securities, net of income tax benefit of $647				(990)		(990)
Change in unrealized gain (loss) on foreign currency translation adjustments, net of income tax expense of $700				1,071		1,071

Total comprehensive income, as restated						179,738
Purchase of 705,749 common shares for treasury					(3,635)	(3,635)
Exercise of stock options and other awards		(16,593)	13,435		5,611	2,453
Issuance of restricted and unrestricted stock less forfeited shares	47	15,720			(2,144)	13,623
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $11,977		(1,646)				(1,646)
Net tax effect from employee stock plans		2,519				2,519

Balance at December 31, 2002, as restated	$2,909	$—	$2,150,759	$9,888	$(76,685)	$2,086,871
Comprehensive income:
Net Income, as restated			219,354			219,354
Change in unrealized gain (loss) on securities, net of income tax benefit of $14,604				(22,368)		(22,368)

Total comprehensive income, as restated						196,986
Purchase of 470,091 common shares for treasury					(4,188)	(4,188)
Exercise of stock options and other awards		18,613	(48,699)		36,577	6,491
Issuance of restricted and unrestricted stock less forfeited shares	(1)	(23,851)			28,871	5,019
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $8,116		3,098				3,098
Net tax effect from employee stock plans		2,140				2,140

Balance at December 31, 2003, as restated	$2,908	$—	$2,321,414	$(12,480)	$(15,425)	$2,296,417
Comprehensive income:
Net Income			381,244			381,244
Change in unrealized gain (loss) on securities, net of income tax expense of $4,371				5,647		5,647

Total comprehensive income						386,891
Purchase of 159,159 common shares for treasury					(2,240)	(2,240)
Exercise of stock options and other awards	18	(11,939)	22,589		3,161	13,829
Issuance of restricted and unrestricted stock less forfeited shares	14	18,754	9,976		(7,297)	21,447
Deferred compensation related to grant of restricted and unrestricted stock less amortization of $8,962		(12,485)				(12,485)
Net tax effect from employee stock plans		5,670				5,670

Balance at December 31, 2004	$2,940	$—	$2,735,223	$(6,833)	$(21,801)	$2,709,529

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
		As Restated	As Restated
Operating Activities
Net Income	$381,244	$219,354	$179,657
Income from discontinued operation, net-of-taxes	—	—	(67,156)

Income from continuing operations	381,244	219,354	112,501
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Provision for credit losses	517,295	622,344	1,291,738
Depreciation and amortization of premises and equipment	34,920	44,808	80,016
Amortization of net loan acquisition costs	21,547	22,664	37,656
Amortization of prepaid broker fees	25,062	21,614	23,586
Amortization of deferred compensation related to restricted and unrestricted stock	8,962	8,116	11,977
Decrease in deferred income tax benefit	207,655	292,408	517,306
(Increase) decrease in interest receivable	(12,957)	15,991	10,277
Loss on sale of First Select receivables	—	—	41,935
Loss on sale of higher risk loan portfolio	—	—	407,838
Gain from sale of interests in Providian Master Trust	—	—	(421,578)
Net (increase) decrease in other assets	(1,204)	315,805	(296,280)
Net increase (decrease) in accrued expenses and other liabilities	121,934	(234,539)	(527,223)

Net cash provided by operating activities	1,304,458	1,328,565	1,289,749
Investing Activities
Net cash (used for) from loan originations and principal collections on loans receivable	(2,154,291)	519,301	2,051,632
Net increase (decrease) in securitized loans	369,815	(909,773)	(1,143,620)
Net proceeds from sale of interests in Providian Master Trust	—	19,899	2,777,559
Net proceeds from sale of higher risk loan portfolio	—	—	1,222,107
Net proceeds from sale of First Select receivables	—	—	96,515
Decrease (increase) in due from securitizations	64,959	1,308,159	(1,772,153)
Purchases of available-for-sale investment securities	(12,786,018)	(3,898,047)	(6,541,404)
Proceeds from maturities and sales of available-for-sale investment securities	10,582,443	3,832,423	6,014,977
Decrease (increase) in federal funds sold and securities purchased under resale agreements or similar arrangements	2,794,838	365,811	(1,990,000)
Net purchases of premises and equipment	(3,736)	(21,470)	(66)

Net cash (used) provided by investing activities	(1,131,990)	1,216,303	715,547
Financing Activities
Net decrease in deposits	(636,042)	(2,556,085)	(2,630,228)
Proceeds from issuance of term federal funds	—	—	405,673
Repayment of term federal funds	—	—	(417,335)
Repayment of short-term borrowings	(108,828)	(91,549)	(13,950)
Proceeds from long-term borrowings	288,656	300,740	16,778
Repayment of long-term borrowings	—	—	(98,549)
Purchase of treasury stock	(2,240)	(4,188)	(3,635)
Proceeds from exercise of stock options	13,829	6,491	2,453

Net cash used by financing activities	(444,625)	(2,344,591)	(2,738,793)

Net cash provided by discontinued operations	—	—	628,188
Net (Decrease) Increase in Cash and Cash Equivalents	(272,157)	200,277	(105,309)
Cash and cash equivalents at beginning of period	544,554	344,277	449,586

Cash and cash equivalents at end of period	$272,397	$544,554	$344,277

Supplemental Disclosures
Interest expense paid	$507,176	$642,989	$837,905

Income tax (received) paid	$(246,790)	$(428,406)	$(22,646)

Income tax benefit from stock options exercised	$5,670	$2,140	$2,519

See Notes to Consolidated Financial Statements.

Providian Financial Corporation and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 1. Organization and Basis of Presentation

              Providian Financial Corporation (the "Company") is a corporation incorporated under the laws of Delaware. Through its wholly owned banking subsidiary, Providian National Bank ("PNB"), the Company offers credit card and deposit products throughout the United States. The Company markets consumer loans and deposits using distribution channels such as mail, telephone, and the Internet.

              The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. Therefore, actual results could differ from these estimates. The consolidated financial statements for the years ended December 31, 2000 to December 31, 2003 and our quarterly financial statements for 2003 and the first three quarters of 2004 have been restated. All information in the notes to the consolidated financial statements affected by the restatement give effect to the restatement. See Note 3 to Consolidated Financial Statements, "Restatement of Prior Periods Presented." In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the periods presented have been included. All such adjustments are of a normal, recurring nature. All significant intercompany balances and transactions have been eliminated in consolidation. For purposes of comparability, certain prior period amounts have been reclassified.

Note 2. Summary of Significant Accounting Policies

              Cash and cash equivalents. Cash and cash equivalents include cash on hand and highly liquid short-term investments which are readily convertible into cash. At December 31, 2004, $101.2 million of the Company's cash and cash equivalents were non-interest earning. The Company is required to maintain reserves consisting of cash and cash equivalents with the Federal Reserve Bank based on a percentage of its deposit liabilities. At December 31, 2004, cash and cash equivalents included approximately $53.2 million of restricted cash that the Company pledged as collateral and placed in deposit accounts related to certain securitization and derivative activity. The restricted cash primarily relates to $22.3 million of pledged collateral to counterparties of interest rate swap arrangements entered into by the Company and $13.6 million of collateral pledged by the Company to an insurer for certain obligations owing to the insurer related to one series of the Providian Gateway Master Trust with an expected final payment date of September 15, 2005. See Note 11 to Consolidated Financial Statements for further discussion.

              Investment securities. Investment securities available-for-sale consist primarily of mortgage-backed securities and United States Treasury and federal agency bonds and are reported at market value, with unrealized gains and losses, net-of-taxes, reported as a component of cumulative other comprehensive income in shareholders' equity. The estimated market value is based on market quotations. Realized gains and losses, including other-than-temporary impairments related to investment securities, are determined using specific identification and are reported in non-interest income—other in the Company's consolidated statements of income. Investment security premium amortization and discount accretion are measured using the interest method through the maturity date of the securities. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, the potential for recovery of unrealized losses, and the financial health and creditworthiness of the issuer of the investment security.

              Loans held for securitization or sale. Loans held for securitization or sale are carried at the lower of aggregate cost or market value and include loans that the Company intends to securitize or sell within three months and otherwise meet the criteria for classification as held for securitization or sale. The Company considers the held for sale classification criteria prescribed by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," such as the approval and commitment by management to a plan to securitize or sell the assets, in determining when loans are classified as held for securitization or sale. As of December 31, 2004 and 2003, the Company had no loans classified as loans held for securitization or sale.

              Securitizations. The Company sells loans receivable in securitization transactions, which are reported in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125" ("SFAS No. 140"). In a securitization, the Company transfers ownership of a pool of loans receivable to an entity created for the securitization, generally a trust, and removes those loans receivable from its consolidated statement of financial condition. The receivables transferred to the trust consist of loan principal (credit card purchases and cash advances) and accrued interest and fees. The trust is a qualifying special-purpose entity and is not consolidated in the Company's financial statements. See Note 9 to Consolidated Financial Statements for further discussion of the Company's securitizations.

              Allowance for credit losses. The loans receivable portfolio is regularly reviewed in order to maintain an allowance for credit losses at a level that, in management's judgment, is adequate to absorb estimated net credit losses inherent in the existing loans receivable. The amount of the allowance is determined based on an analysis of historical quantitative risk factors. During 2004, the Company enhanced its estimation process by including segmentation that more prominently emphasize customer risk scores and age of accounts, as well as other risk factors, such as Fair Isaac Corporation (FICO®) credit scores. Additionally, the Company continues to use other historical quantitative risk factors in its analysis such as delinquency roll rates, principal credit loss rates, bankruptcies, and other customer characteristics. These factors are used to estimate the likelihood that a loan receivable will charge off. When evaluating the adequacy of this quantitative analysis, management also takes into account environmental credit risk factors affecting the portfolio's credit performance. These include such factors as the impact of general economic conditions on the borrower's ability to pay, trends in loan portfolio volume, seasoning, geographic concentrations, and the impact of modifications to loan review and underwriting procedures on the credit quality of the loans receivable portfolio. Adjustments to the allowance are made as appropriate based on this evaluation. The Company also tests the adequacy of its allowance by comparing the ratio of the allowance for credit losses to total loans receivable (coverage ratio) to its actual loss experience and to that of other credit card lenders. The use of estimates is inherent in the Company's assessment of the adequacy of the allowance for credit losses, and as a result significant changes in these estimates could impact the adequacy of the allowance for credit losses.

              The Company recognizes credit losses by charging off the principal balance no later than the last day of the calendar month in which the account becomes 180 days past due under the terms of the account agreement. Loans that have been restructured under the Company's consumer debt management program are charged off no later than 120 days or 180 days after they become contractually past due, depending on an account's delinquency status at the time it entered the consumer debt management program and its subsequent payment history. The Company recognizes charge-offs for accounts of bankrupt and deceased customers generally within 30 days after notification of bankruptcy and 60 days after verification of death. The Company records current period principal recoveries on previously charged-off loans and proceeds from the sale of previously charged-off loans as a reduction to net credit losses.

              Interest income on loans. Interest income on loans is recognized based on the principal amount outstanding in accordance with the terms of the applicable account agreement. Interest income that has been billed to the customer is included in loans receivable or due from securitizations on the Company's consolidated statements of financial condition. Accrued interest income that has not yet been billed to the customer is reported as interest receivable or in due from securitizations on the Company's consolidated statements of financial condition. Since 2002, the Company has applied a suppression methodology for recognizing interest income. Under the suppression methodology, the interest accrued on loans that the Company estimates will not be collected is not recognized as interest income or servicing and securitization income on the Company's consolidated statement of income and is not included in loans receivable, interest receivable, or due from securitizations on the Company's statement of financial condition. In addition, interest income is reduced by the reversal of accrued interest included in loans receivable, interest receivable, and due from securitizations (to the extent not previously suppressed) when the principal amount of a loan is charged off.

              Credit product fee income. Credit product fee income includes performance fees (late, overlimit and returned check charges), annual membership fees, cash advance fees, and balance transfer fees, which are assessed in accordance with the terms of the customer's account agreement. Annual membership revenue and balance transfer fee revenue are recognized ratably over the customer privilege period, which is currently one year. Performance fees and cash advance fees are recognized when earned.

              Credit product fee income also includes revenue from cardholder service products. Cardholder service product revenue that is billed annually is recognized ratably over the customer privilege period. Cardholder service product revenue that is billed monthly is recognized in the month it is billed. Credit product fee income also includes interchange fees received from bankcard associations, which are based on the purchase activity of the Company's credit card customers.

              Consistent with the suppression methodology of recognizing interest income on loans, credit product fees that the Company estimates will not be collected are not recognized as credit product fee income or servicing and securitization income on the Company's consolidated statement of income and are not included in loans receivable or due from securitizations on the Company's consolidated statement of financial condition. In addition, fee income is reduced by the reversal of accrued fees included in loans receivable and due from securitizations (to the extent not previously suppressed) when the principal amount of a loan is charged off.

              Credit card fraud losses. The Company experiences fraud losses from the unauthorized use of credit cards (including credit cards obtained through fraudulent applications). Transactions suspected of being fraudulent are charged to non-interest expense after an investigation period of up to 90 days.

              Premises and equipment. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are computed using the straight-line method over the estimated useful life of the related assets and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated useful life of the improvements. Buildings are depreciated over a useful life of 30 years, and equipment and furniture are depreciated over a useful life ranging from 3 to 10 years. Maintenance and repairs are included in non-interest expense, while the cost of improvements is capitalized.

              Derivative financial instruments. To manage and reduce interest rate risk, the Company measures exposure to interest rate changes by analyzing various increasing and decreasing interest rate scenarios. Based on this analysis, the Company may seek to mitigate this exposure by entering into interest rate derivative contracts, including interest rate swap and cap agreements, with third parties. Interest rate swap agreements have the effect of converting assets or liabilities from a fixed rate to a floating rate or from a floating rate to a fixed rate. Interest rate cap agreements have the effect of limiting the maximum interest rates payable on the corresponding portions of the Company's funding. Payments made or received under interest rate derivative contracts are recorded as a component of net interest income. The Company does not trade its derivative positions or use derivatives to speculate on interest rate movements.

              In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"), the Company designates and documents each derivative contract as one of the following at the time the contract is executed: a hedge of a recognized asset or liability or an unrecognized firm commitment (a fair value hedge); a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (a cash flow hedge); a hedge of a net investment in a foreign operation (a net investment hedge); or a derivative instrument not designated as a hedging instrument whose change in fair value is recognized as a benefit for protection against changing interest rates (an undesignated hedge).

              For fair value hedges, both the effective and ineffective portions of the change in the fair value of the derivative, together with the change in fair value of the hedged item that is attributable to the hedged risk, are reported in earnings. The effective portion of a change in fair value of a fair value hedge is recognized on the same line in the consolidated statements of income as the hedged item. The ineffective portion of a change in fair value of a fair value hedge is recognized in non-interest income—other. If a hedge designation is discontinued, previous adjustments to the carrying value of the hedged item are recognized in earnings to match the earnings recognition pattern of the hedged item. If the underlying item being hedged is removed from hedge designation, the derivative will subsequently be accounted for as an undesignated hedge instrument. During 2004 and 2003, all of the Company's derivatives contracts were designated as fair value hedges.

              The effective portion of the change in the fair value of a derivative that is designated as a cash flow hedge is reported in cumulative other comprehensive income. When the cash flows associated with the hedged item are realized, the gain or loss included in cumulative other comprehensive income is recognized on the same line in the consolidated statements of income as the hedged item. The ineffective portion of a change in fair value of a cash flow hedge is reported in non-interest income—other. During 2004 and 2003, the Company did not designate any derivatives as cash flow hedges.

              The effective portion of the change in the fair value of a derivative used as a net investment hedge of a foreign operation is reported in cumulative other comprehensive income as a foreign currency translation adjustment. The ineffective portion of the change in the fair value of a net investment hedge is reported in non-interest income—other. During 2004 and 2003, the Company did not have any derivatives designated as a net investment hedge of a foreign operation.

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

              Both at inception and at least quarterly thereafter, the Company assesses whether the derivatives used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative has ceased to be a highly effective hedge, the Company will discontinue hedge accounting for such transaction.

              Solicitation and advertising and deferred acquisition cost. Solicitation and advertising costs are expensed as incurred. The Company capitalizes only the direct loan origination costs associated with successful account acquisition efforts. Direct loan origination costs are deferred and amortized against non-interest income—credit product fee income on a straight-line basis over the customer privilege period, which is currently one year. The Company began classifying the amortization of capitalized loan origination costs as a reduction to credit product fee income effective January 1, 2004. Previously, amortized loan origination costs were included in non-interest expense—solicitation and advertising. As outlined below in "Credit card partnership agreements," payments made to partners for new accounts acquired and activated are accounted for as incremental direct costs of loan origination and are deferred and amortized over the customer privilege period. Deferred loan origination costs, which are included in other assets, were $14.1 million and $10.7 million at December 31, 2004 and 2003.

              Credit card partnership agreements. The Company has entered into various credit card partnership agreements that provide the Company with arrangements to offer and issue credit cards directly to affinity groups and through co-branding relationships to consumers. Payments due to these partners for direct acquisition costs and other costs are based on such factors as the number of activated accounts, revenue sharing, and customer rewards.

              Payments due to partners for new accounts acquired and activated represent direct loan origination costs and are deferred and amortized against non-interest income—credit product fee income on a straight-line basis over the customer privilege period, which is currently one year. Payments due to partners for sharing credit card revenue are accrued as earned and are reflected as a reduction of revenue. Revenue sharing that is based on credit card purchases is deducted from credit product fee income. Revenue sharing that is based on loans receivable is deducted from interest income.

              Advance payments made to the partners for new account activation or revenue sharing are capitalized and subsequently recognized as the payments are earned by the partner.

              Rewards Program. Cardholders may earn rewards in the form of points, rebates, and in-kind rewards based on eligible charges, balances, or account activity. Cardholders may redeem points for a variety of goods and services. Rewards in the form of rebates provide for a specified cash amount to be paid or credited to cardholders based on levels of eligible charges or balances. In-kind rewards provide for interest rate and fee reductions or statement credits. The Company accrues estimated costs associated with the rewards program at levels that reflect estimated redemptions as eligible charges are incurred, balances are carried, or other actions that give rise to rewards are taken by the cardholder. The costs associated with the rewards program are recorded as a reduction to non-interest income—credit product fee income.

              Income taxes. Income taxes are accounted for using the liability method, as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are recognized based on differences between the carrying amounts for financial reporting and the tax bases of assets and liabilities and are measured using the tax rates currently in effect or expected to be in effect when the differences are settled or realized.

              Stock-based employee compensation. The Company has elected to account for its stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25"), and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). Accordingly, because the exercise price of the Company's employee stock options is the fair market value of the underlying stock on the date of grant, the Company recognizes no compensation expense at the time of the grant. For grants of restricted shares of common stock, the market value of restricted shares at the date of grant is amortized over the vesting period and classified as non-interest expense. For grants of unrestricted shares of common stock, the market value of unrestricted shares at the date of grant is recognized in the period the shares were granted and classified as non-interest expense. In addition, the Company does not recognize compensation expense for its employee stock purchase plan since it qualifies as a non-compensatory plan under APB Opinion No. 25.

              The following table reflects, for the years ended December 31, 2004, 2003, and 2002, the stock-based employee compensation costs arising out of the restricted and unrestricted stock grants that are included in reported net income. It also reflects on a pro forma basis the Company's net income and earnings per common share with and without dilution, as if compensation costs for stock options (including rights to purchase common stock under the Company's employee stock purchase plan) had been recorded based on the fair value at the date of grant under the Company's stock-based compensation plans, consistent with the provisions of SFAS No. 123. The pro forma compensation expense reflects the fair value of the stock options amortized to expense over the vesting period of the grant, which is generally three years.

Stock-Based Employee Compensation Cost and
Pro Forma Net Income and Earnings Per Common Share

	Year ended December 31,
(dollars in thousands, except per share data)
	2004	2003	2002
		As Restated	As Restated
Restricted and unrestricted stock amortization, net-of-taxes, included in net income, as reported(1)	$5,598	$4,910	$7,246
Net income, as reported	381,244	219,354	179,657
Deduct: Pro forma stock-based employee compensation expense determined under fair value method, net-of-taxes(2)(3)(4)	29,517	23,406	39,973

Pro forma net income(1)	$351,727	$195,948	$139,684

Net income per common share:
As reported—basic	$1.32	$0.76	$0.63

As reported—assuming dilution(5)	$1.19	$0.74	$0.62

Net income per common share:
Pro forma—basic	$1.22	$0.68	$0.49

Pro forma—assuming dilution(5)	$1.10	$0.66	$0.49

(1)
The Company uses the straight-line method for recognizing compensation cost for fixed awards with pro rata vesting.
(2)
The pro forma stock-based employee compensation expenses include the effects of an expense reduction for unvested stock options that have been forfeited.
(3)
The pro forma stock-based employee compensation expense for the year ended December 31, 2004 reflects the modification in the fourth quarter of 2003 of the methodology used in estimating expected volatility of the Company's stock price. This modification resulted in the reduction of the pro forma stock-based employee compensation expense by $1.4 million, net-of-taxes, for the year ended December 31, 2004. See discussion below for further information regarding this modification.
(4)
Included in the $29.5 million of 2004 pro forma stock-based employee compensation expense is $12.9 million of pro forma compensation associated with previously granted stock options held by the Company's former Chief Executive Officer that were unvested at the time of his termination in November 2001. In November 2004, the Company settled a claim in arbitration concerning severance and other benefits alleged to be due under the former Chief Executive Officer's employment agreement. Under the settlement, all outstanding stock options held by him at the time of his termination were vested and are exercisable through their original expiration dates in accordance with the terms of the employment agreement. The pro forma compensation expense on these previously granted stock options, which is based on the Black-Scholes valuation of these options as computed at the time of the option grants, had not been included in pro forma compensation expense for prior periods pending resolution of the claim. The impact of the settlement on 2004 pro forma diluted earnings per share is $0.04 per common share.
(5)
Amounts reflect the effect of adopting EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF 04-8") in the third quarter of 2004. See Note 23 to Consolidated Financial Statements.

              The fair values of the stock options granted under the Company's stock incentive plans and the right to purchase common stock under the employee stock purchase plan were estimated at the grant date or offering date using the Black-Scholes option pricing model and based on weighted average assumptions for the risk-free interest rate, expected dividend yield, expected volatility, and expected stock option life. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions, are fully transferable, and typically have shorter terms. In addition, the Black-Scholes option pricing model requires the input of subjective assumptions, including the option's expected life and the expected price volatility of the underlying stock. Because the Company's employee stock options and employee stock purchase plan offerings have characteristics significantly different from those of traded options, and because changes in the subjective model assumptions can materially affect the estimate, the Black-Scholes option pricing model may not provide a reliable measure of the fair value of the Company's employee stock options and employee stock purchase plan offerings.

              The following table sets forth the Black-Scholes modeling assumptions used for option grants issued and employee stock purchase plan offerings made during the years ended December 31, 2004 and 2003.

Black-Scholes Modeling Assumptions

	For Options Granted		For Offerings Under Employee Stock Purchase Plan
	Year ended December 31,		Year ended December 31,

	2004	2003	2004	2003
Weighted Average Assumptions
Risk-free interest rate	2.63%	1.92%	1.56%	1.15%
Expected volatility	46%	93%	42%	110%
Expected dividend yield	—	—	—	—
Expected life (in years)	4	4	1	1

              Using the Black-Scholes option pricing model, the weighted average fair values of the employee stock options granted by the Company during 2004 and 2003 were estimated to be $5.09 and $4.89 per common share. The weighted average fair values of the rights to purchase stock under the Company's employee stock purchase plan during 2004 and 2003 were estimated to be $3.85 and $3.62 per common share. The exercise price of each stock option is based on the market price of the Company's common stock on the date of the grant. Expiration dates range from August 9, 2005 to October 25, 2014 for options outstanding at December 31, 2004.

              Expected volatility represents management's estimate of the Company's stock price changes expected to occur over the estimated life of the stock options and stock offerings. Prior to the fourth quarter of 2003, expected volatility was estimated based on the unadjusted historical volatility of the Company's common stock over a fixed period. During the fourth quarter of 2003, the Company modified its methodology for estimating expected volatility. The modification was based on the Company's assessment that past historical volatility was not indicative of expected future experience because it did not reflect the significant changes in the Company's business implemented in 2001 and 2002. The expected volatility is now estimated giving consideration to the expected life of stock options and the historical volatility of the price of the Company's common stock as adjusted for unusual, company-specific fluctuations in the Company's stock price. Management believes that the modified methodology provides a better indicator of the expected volatility. For options granted during 2004, the modified methodology had the effect of reducing volatility from 90% to 46% for the year ended December 31, 2004. This resulted in an aggregate fair value reduction for such options of $7.6 million, which resulted in a fair value for such options that was 41% lower than if expected volatility had been based on unadjusted historical volatility. This modification did not result in a material impact to the volatility for the year ended December 31, 2003.

Note 3. Restatement of Prior Periods Presented

              In February 2005, the Company determined that it would restate its consolidated financial statements for the years ended December 31, 2000 to December 31, 2003 and each of the quarters of 2003 and the first three quarters of 2004. The determination was made to restate these financial statements in connection with the Company's analysis and resulting correction of the methodology and assumptions relating to the valuation of the Company's interest-only strips.

              In connection with the preparation of its financial statements for the year ended December 31, 2004, the Company determined that certain errors existed in the prior period financial statements with respect to accounting for securitizations. The conclusion particularly concerned the discounted cash flow model used by the Company to estimate the value of interest-only strips, including the method used to estimate the level of principal collections expected to occur when forecasting the repayment of the securitized receivables in the Company's securitization trust.

              The Company determined that the preferable method of estimating the level of principal collections involves applying an estimated payment rate to the initial receivables balance sold in order to derive the dollar amount by which the sold receivables balance is estimated to be reduced in future periods. This corresponds to the contractual rights the securityholders have to a fixed percentage of principal collections during the period in which principal collections must be applied to repay the investor securities. As of December 31, 2001, the Company was using this preferable methodology in that it was applying an estimated payment rate to the initial receivable balance for purposes of estimating future reductions in the sold receivables balance. However, the payment rate assumption the Company applied was based on experience that included not only principal collections but also collections of finance charges and fees.

              In January 2002, the Company changed the fair value calculation of the interest-only strips to a method that applies an estimated payment rate to the declining sold receivables balance, thereby partially incorporating the effect of the trust revolving periods into the principal collection estimate. This change had the effect of lengthening the period of time the sold receivables are estimated to be outstanding in comparison to the preferable method applied in December 2001. In isolation, this change significantly increased the total excess servicing assumed to occur over time as well as the resulting fair value of the interest-only strips receivable.

              The Company concluded that under Accounting Principles Board Opinion No. 20, "Accounting Changes," the Company's implementation of the change in its modeling methodology in January 2002 was incorrect, because it constituted a change to a less preferable method of accounting. The change in accounting principle would have required certain actions to be taken, including obtaining a preferability letter from the Company's independent registered public accounting firm, Ernst & Young LLP, and disclosure of the change. Since these actions were not taken in 2002, the Company concluded that the January 2002 accounting change represented an error that needed to be corrected by restating previously issued financial statements.

              The Company has also determined that certain other assumptions used in 2000, 2001, and 2002 should be treated as errors. These were: (i) the incorporation of certain spread account funding provisions for the first time in January 2002 cash flow projections, rather than in December 2001 when such spread account funding provisions were triggered, which had the effect of incorporating a significant decrease in the value of the interest-only strips receivable (caused by the delayed timing of receipt of excess spread) in January 2002 instead of December 2001; (ii) the use in periods prior to December 2001 of certain averaging conventions in cash flow forecasting, which had the effect of significantly decreasing the fair value of the interest-only strips receivable in such periods; and (iii) the use in periods prior to December 2002 of total payment assumptions (including finance charges and fees) rather than principal-only payment assumptions for purposes of forecasting customer loan payments, which had the effect of significantly decreasing the fair value of the interest-only strips receivable in such periods.

              As a result of the foregoing, the Company has changed its interest-only strips valuation methodology and assumptions to correct the errors that were identified and the Company's financial statements for the years ended December 31, 2000 to December 31, 2003 and its quarterly financial statements for 2003 and the first three quarters of 2004 are being restated in this Annual Report.

              The following tables present the effects of the restatement for the correction of these errors on the Company's financial statements for such prior periods.

Restatement Adjustments for Prior Annual Periods

(dollars in thousands, except per share data)	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Cumulative Adjustment Prior to January 1, 2000
			Unaudited	Unaudited	Unaudited
Interest income—other	$(13,735)	$(8,798)	$11,954	$—	$—
Net Interest income	(13,735)	(8,798)	11,954	—	—
Servicing and securitization income	50,995	(46,465)	(162,316)	25,128	103,214
Non-Interest income—other	—	(6,667)	—	—	—
Total non-interst income	50,995	(53,132)	(162,316)	25,128	103,214
Net increase (decrease) in income from continuing operations before income taxes	37,260	(61,930)	(150,362)	25,128	103,214
Income tax expense	14,091	(23,421)	(56,865)	9,503	39,034
Net increase (decrease) in net income	$23,169	$(38,509)	$(93,497)	$15,625	$64,180
Net increase (decrease) in earnings per common share—basic	$0.08	$(0.14)	$(0.33)	$0.06
Net increase (decrease) in earnings per common share—assuming dilution	$0.08	$(0.13)	$(0.32)	$0.05

Restatement Adjustments for Prior Quarterly Periods (Unaudited)

	2004 Quarters
(dollars in thousands, except per share data)	Three Months Ended March 31,	Three Months Ended June 30,	Three Months Ended September 30,	Nine Months Ended September 30, 2004
Interest income—other	$(2,267)	$(3,300)	$(4,773)	$(10,340)
Net Interest income	(2,267)	(3,300)	(4,773)	(10,340)
Servicing and securitization income	(10,647)	(28,382)	(20,852)	(59,881)
Total non-interest income	(10,647)	(28,382)	(20,852)	(59,881)
Net increase (decrease) in income from continuing operations before income taxes	(12,914)	(31,682)	(25,625)	(70,221)
Income tax expense	(4,847)	(11,892)	(9,619)	(26,358)
Net increase (decrease) in net income	$(8,067)	$(19,790)	$(16,006)	$(43,863)
Net increase (decrease) in earnings per common share—basic	$(0.03)	$(0.07)	$(0.06)	$(0.15)
Net increase (decrease) in earnings per common share—assuming dilution	$(0.03)	$(0.06)	$(0.05)	$(0.13)
	2003 Quarters
(dollars in thousands, except per share data)	Three Months Ended March 31,	Three Months Ended June 30,	Three Months Ended September 30,	Three Months Ended December 31,
Interest income—other	$(4,087)	$(3,554)	$(3,205)	$(2,889)
Net Interest income	(4,087)	(3,554)	(3,205)	(2,889)
Servicing and securitization income	16,249	7,807	15,657	11,282
Total non-interest income	16,249	7,807	15,657	11,282
Net increase (decrease) in income from continuing operations before income taxes	12,162	4,253	12,452	8,393
Income tax expense	4,600	1,608	4,709	3,174
Net increase (decrease) in net income	$7,562	$2,645	$7,743	$5,219
Net increase (decrease) in earnings per common share—basic	$0.02	$0.01	$0.02	$0.02
Net increase (decrease) in earnings per common share—assuming dilution	$0.02	$0.01	$0.02	$0.02

              The restatements of the consolidated statement of financial condition as of December 31, 2003 and the consolidated statements of income and cash flows for the years ended December 31, 2003 and 2002 are presented in the following tables.

Consolidated Statement of Financial Condition Restatement (Condensed)

(dollars in thousands)	December 31, 2003
	As Reported	As Restated
Assets
Due from securitizations	$2,377,963	$2,331,273
Deferred taxes	224,505	242,163
Total assets	$14,275,347	$14,246,315
Liabilities
Total liabilities	$11,949,898	$11,949,898
Shareholders' Equity
Retained earnings	2,350,446	2,321,414
Total shareholders' equity	2,325,449	2,296,417
Total liabilities and shareholders' equity	$14,275,347	$14,246,315

Consolidated Statements of Income Restatement (Condensed)

	Year ended December 31,
(dollars in thousands, except per share data)
	2003		2002
	As Reported	As Restated	As Reported	As Restated
Interest Income
Other	$111,515	$97,780	$163,552	$154,754
Total interest income	1,106,471	1,092,736	1,691,283	1,682,485
Net interest income	472,681	458,946	919,289	910,491
Net interest loss after provision for credit losses	(149,663)	(163,398)	(372,449)	(381,247)
Non-Interest Income
Servicing and securitization	849,283	900,278	618,241	571,776
Other	66,012	66,012	611,065	604,398
Total non-interest income	1,674,937	1,725,932	2,381,347	2,328,215
Total non-interest expense	1,201,001	1,201,001	1,808,882	1,808,882
Income from continuing operations before income taxes	324,273	361,533	200,016	138,086
Income tax expense	128,088	142,179	49,006	25,585

Income from continuing operations	196,185	219,354	151,010	112,501
Net Income	$196,185	$219,354	$218,166	$179,657
Earnings per common share—basic
Income from continuing operations	$0.68	$0.76	$0.53	$0.39
Earnings per common share—basic	$0.68	$0.76	$0.77	$0.63
Earnings per common share—assuming dilution
Income from continuing operations	$0.67	$0.74	$0.52	$0.39
Earnings per common share—assuming dilution	$0.67	$0.74	$0.75	$0.62

Consolidated Statements of Cash Flows Restatement (Condensed)

	Year ended December 31,
(dollars in thousands)
	2003		2002
	As Reported	As Restated	As Reported	As Restated
Operating Activities
Net Income	$196,185	$219,354	$218,166	$179,657
Income from continuing operations	196,185	219,354	151,010	112,501
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Decrease in deferred income tax benefit	278,317	292,408	540,727	517,306
Gain from sale of interests in Providian Master Trust	—	—	(428,245)	(421,578)
Net cash provided by operating activities	1,271,131	1,328,565	1,353,774	1,289,749
Investing Activities
Decrease (increase) in due from securitizations	1,345,419	1,308,159	(1,827,416)	(1,772,153)
Net cash provided by investing activities	1,252,123	1,216,303	649,292	715,547
Financing Activities
Net cash used by financing activities	(2,322,977)	(2,344,591)	(2,736,563)	(2,738,793)
Net cash provided by discontinued operations	—	—	628,188	628,188
Net Increase (Decrease) in Cash and Cash Equivalents	200,277	200,277	(105,309)	(105,309)
Cash and cash equivalents at beginning of period	344,277	344,277	449,586	449,586

Cash and cash equivalents at end of period	$544,554	$544,554	$344,277	$344,277

Note 4. Recently Issued Accounting Pronouncements

              Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Generally, the approach to accounting for stock-based compensation in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all costs related to stock-based compensation to employees, including grants of employee stock options, to be recognized in the financial statements based on the fair value of such compensation, so that pro forma disclosure is no longer an alternative to financial statement recognition. SFAS No. 123(R) is effective for the Company beginning July 1, 2005. As permitted by SFAS No. 123(R) for companies transitioning to the new standard, the Company intends to apply the provisions of SFAS No. 123(R) as of July 1, 2005 on a modified prospective basis to both new awards and the unvested portions of past awards based on their grant date fair values. The Company estimates that the adoption of SFAS No. 123(R) will increase pre-tax compensation expense in 2005 by approximately $9 million.

              The Effect of Contingently Convertible Debt on Diluted Earnings per Share. In October 2004, the FASB ratified the consensus of the Emerging Issues Task Force with respect to Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"), which states that contingently convertible debt instruments should be included in diluted earnings per share computations if dilutive, regardless of whether the market price trigger or other contingent conversion features have been met. During the third quarter of 2004, the Company elected to adopt the provisions of EITF 04-8 and included the dilutive effect of its contingently convertible notes in its diluted earnings per share calculation from the time of issuance of the notes, in accordance with the if-converted methodology under Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. At the same time, as required by EITF 04-8, the Company restated its diluted earnings per share for prior periods.

              In its effort to converge with international accounting standards, the FASB has issued an Exposure Draft, "Earnings per Share—an Amendment of FASB Statement No. 128," which, if adopted, would require that contracts containing an option to settle in cash or stock be assumed to settle in stock for purposes of calculating diluted earnings per share. The Company understands that the FASB plans to issue a final statement on this proposal during the third quarter of 2005. The Company's zero coupon convertible senior notes provide such an option to the Company in the event that holders of the notes exercise certain rights to require the Company to repurchase their notes. See Note 15 to Consolidated Financial Statements for further discussion. The Company has the unilateral right to amend the indenture supplement governing the zero coupon notes to eliminate the Company's right to settle note repurchases in stock and currently intends to enter into such an amendment if the proposal becomes effective. If the proposal in its current form had been in effect in 2004, it would have impacted the Company's diluted earnings per share calculation for the year ended December 31, 2004 by requiring the inclusion of an additional 32,806,702 shares related to these notes, and would have also required that the Company restate its diluted earnings per share for prior periods for purposes of comparability. The impact on diluted earnings per share would be partially offset by the add-back of related debt interest expense to net income under the if-converted method. Given the Company's intent to amend the indenture supplement governing the zero coupon notes in the event the proposal becomes effective, under the terms of the current Exposure Draft the Company would not be required to include the additional shares in its diluted earnings per share calculation.

Note 5. Interest and Fee Income Recognition

              The Company recognizes interest and fee income using a suppression methodology. Under the suppression methodology, interest and fees that would otherwise accrue on reported loans and other assets, but that the Company estimates will not be collected (the "suppressed amounts"), are neither recognized as interest income, credit product fee income, or servicing and securitization income on the Company's consolidated statement of income nor included in loans receivable, interest receivable, or due from securitizations on the Company's consolidated statement of financial condition. In addition, interest and fee income is reduced by the reversal of accrued interest and fees included in loans receivable, interest receivable, and due from securitizations (to the extent not previously suppressed) when the principal amount of a loan is charged off. Under the suppression methodology, the Company analyzes projected credit loss rates, delinquency status, and historical loss experience to estimate the suppressed amounts.

              During the years ended December 31, 2004 and 2003, the amount of interest and fees not recognized as income as a result of the suppression of estimated uncollectible interest and fees and interest and fee income reversals was as follows:

Suppression of Interest and Fee Income

	Year ended December 31,
(dollars in thousands)
	2004	2003
Loan interest income	$77,368	$141,881
Credit product fee income	112,839	195,005
Servicing and securitization income	429,151	567,520

Total	$619,358	$904,406

Note 6. Investment Securities

              The Company maintains short-term liquidity through federal funds sold and securities purchased under resale agreements, available-for-sale investment securities and cash and cash equivalents.

              Federal funds sold totaled $440.0 million and $935.0 million at December 31, 2004 and 2003. Securities purchased under resale agreements totaled $2.30 billion at December 31, 2003, and no amounts were outstanding at December 31, 2004.

              The Company's available-for-sale investment securities portfolio is composed of treasury obligations, government sponsored agency securities, mortgage-backed securities, commercial paper, and other securities consisting primarily of asset-backed securities. A significant portion of the portfolio is either issued or backed by a government sponsored agency or a fully government guaranteed agency. The mortgage-backed securities are in the form of floating rate collateralized mortgage obligations, adjustable rate pass-through securities, or fixed rate pass-through securities. All of the securities in the portfolio have an investment grade credit rating, with a large majority having an AAA/Aaa rating. Fluctuations in general market conditions will translate into fluctuations in the price of the securities. Reductions in the value of these securities stem from changes in market conditions, not necessarily from any intrinsic value deterioration. The Company has the ability to hold those securities that currently have a loss on an ongoing basis until recovery or maturity without any material detriment to the liquidity of the portfolio. At December 31, 2004, the Company had an unrealized loss of $2.4 million on investments with an amortized cost of $215.0 million that had a continuous unrealized loss position for 12 months or more. At December 31, 2003, there were no investments that maintained a continuous unrealized loss position for 12 months or more.

Summary of Available-for-Sale Investment Securities

	December 31, 2004					December 31, 2003
(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses 12 Months or Longer	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
United States Treasury and federal agency bonds	$975,004	$—	$7,750	$—	$967,254	$118,098	$109	$184	$118,023
Mortgage-backed securities	444,066	1,213	11	2,447	442,821	1,010,943	638	20,413	991,168
Commercial paper	1,210,152	—	1,815	—	1,208,337	699,487	—	382	699,105
Other	1,454,412	843	972	—	1,454,283	51,579	90	815	50,854

Total investment securities available-for-sale	$4,083,634	$2,056	$10,548	$2,447	$4,072,695	$1,880,107	$837	$21,794	$1,859,150

              During 2004, investment securities with an amortized cost of $406.4 million were sold at a net realized loss of $9.0 million, which includes gross gains of $0.4 million and gross losses of $9.4 million. During 2003, investment securities with an amortized cost of $1.48 billion were sold at a net realized gain of $4.7 million, which includes gross gains of $11.2 million and gross losses of $6.5 million. Realized gains and losses were calculated using the specific identification method.

Estimated Maturities of Investment Securities

	December 31, 2004
(dollars in thousands)
	Amortized Cost	Fair Value
Due in one year or less	$2,188,444	$2,185,068
Due after one year through five years	1,210,866	1,204,351
Due after five years through ten years	55,360	55,336
Due after ten years	628,964	627,940

Total securities available-for-sale	$4,083,634	$4,072,695

Note 7. Loans Receivable

              The Company has credit risk on loans to the extent that borrowers fail to repay amounts owed and such amounts are not recovered through collections procedures. At December 31, 2004, the Company had no significant regional domestic or foreign concentrations of credit risk.

              Loans Held for Securitization or Sale. In connection with the sale in August 2003 of substantially all of the Providian Bank ("PB") loans, the Company reclassified such loans and the related interest receivable to loans held for securitization or sale as of June 30, 2003. The fair value of these loans was estimated based on the anticipated terms of the sale. The fair value adjustment of $11.9 million reflects an increase in the allowance for credit losses as a result of the mark to market of the PB loans receivable. The decrease in the allowance for credit losses of $171.6 million represents the related portion of the allowance for credit losses that was transferred with the outstanding balances of the PB loans, as part of the adjustment to the fair value of $667.1 million.

              At March 31, 2002, the Company reclassified certain higher risk loans to loans held for securitization or sale. The fair value adjustment of $388.2 million in 2002 reflects an increase in the allowance for credit losses as a result of the mark to market of the higher risk loans receivable. The decrease in the allowance for credit losses of $985.9 million in 2002 represents the related portion of the allowance for credit losses that was transferred with the outstanding balances of the reclassified higher risk loans, as part of the adjustment to the fair value of $1.61 billion.

              Allowance for Credit Losses. The following is a summary of changes in the allowance for credit losses for the years ended December 31, 2004, 2003, and 2002.

Allowance for Credit Losses

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
Balance at beginning of period	$625,886	$1,012,461	$1,932,833
Provision for credit losses	517,295	610,469	903,508
Fair value adjustment—loans held for securitization or sale	—	11,875	388,230
Credit losses	(643,299)	(1,039,775)	(1,387,350)
Recoveries	99,821	202,462	161,183
Credit losses on loans held for securitization or sale	—	(171,606)	(985,943)

Balance at end of period	$599,703	$625,886	$1,012,461

Note 8. Subsequent Event—Sale of Loans Receivable

              On March 1, 2005, the Company completed the sale of a portfolio of non-core, higher risk credit card loans held by PNB with a carrying value of approximately $400 million at the date of sale, which resulted in the recognition of a gain during the first quarter of 2005. The related loans receivable and interest receivable were reclassified to loans held for securitization or sale in January 2005 in anticipation of the sale. At that time, the related loans receivable and interest receivable were reduced to their respective fair values based on the estimated net realizable value of the portfolio and estimated sales costs at the time of the reclassification, with an offsetting reduction to the allowance for credit losses.

Note 9. Securitization or Sale of Receivables

              The Company periodically securitizes pools of its loans receivable and issues asset-backed securities in underwritten offerings and private placements through trusts or other special-purpose entities that meet the requirements for sale treatment. At December 31, 2004 and 2003, the Company's securitization program had $10.73 billion and $10.33 billion of securityholders' interests outstanding, of which $9.29 billion and $8.92 billion were held by third parties. The Company retains the remaining interests in the loans receivable transferred in its securitizations and includes them on its statement of financial condition.

              The Company's securitization transactions create undivided interests in the pool of loans and establish securityholders' interests (asset-backed securityholders' certificates and notes), a seller's interest, interest-only strips receivable, and spread accounts. Securityholders' interests consist of various classes of investor interests ranked by seniority. Certain classes of securityholders' interests, which are supported by various forms of credit enhancement and generally include the senior classes, are sold to third party investors. When the Company enters into a securitization transaction, it receives cash proceeds from the sale of securities to third parties, removes the securitized loans and related allowance for credit losses from its statement of financial condition, and records the retained interests in the transaction. The Company typically recognizes a net gain on sale from the securitization, due primarily to the release of the related allowance for credit losses and recognition of an interest-only strip receivable, which is partially offset by discounts recognized for the retained subordinated interests.

              The seller's interest is composed of senior and subordinated components. The senior seller's interest represents the seller's undivided interest in the trust loans receivable that are not allocated to the securityholders' interests. The principal, interest, and fees receivable included in the senior seller's interest are classified on the Company's statement of financial condition as loans receivable, with a related allowance for credit losses, and as interest receivable. As the amount of the loans in the securitized pool fluctuates due to customer payments, purchases, cash advances, billed interest and fees, and credit losses, the amount of the senior seller's interest will vary. Periodically, the Company transfers new loans into the securitized pool in order to maintain the seller's interest above the minimum required by the securitization documents or in anticipation of issuing new securityholders' interests.

              The subordinated component of the seller's interest is the accrued interest receivable ("AIR"), which represents the Company's interest in outstanding accrued interest and fees that are initially allocated to the securityholders' interests. The AIR is included as a financial component of the securitization transaction in computing the net gain on sale. It is valued at the lower of its previous carrying amount or allocated carrying value at the time of the sale and is recorded in due from securitizations on the Company's statement of financial condition.

              The interest-only strip receivable is a retained interest in the interest and fee collections allocated to the securityholders' interests. This asset represents the present value of estimated future excess servicing expected to be generated during the period the securitized loans are projected to be outstanding. In order to give effect to the gain recognition requirements of SFAS No. 140, this period is determined by an accounting method that assumes the investor securities will not be in their revolving periods after the date of valuation and, therefore, that all available future principal collections will be applied to repay the investor securities. Under this method, which applies only to interest-only strips receivable valuation and is not used to determine repayment periods for retained subordinated securityholders' interests or spread accounts, the Company applies an estimated payment rate to the initial securitized receivables balance in order to derive the dollar amount by which the securitized receivables balance is estimated to be reduced in future periods. This corresponds to the contractual rights the securityholders have to a fixed percentage of principal collections during the period in which principal collections must be applied to repay the investor securities. Excess servicing represents the net positive cash flow from interest and fee collections allocated to the securityholders' interests after deducting the interest paid on investor certificates, credit losses, contractual servicing fees, and other expenses. The interest-only strip receivable is recorded at estimated fair value, and is included in due from securitizations on the Company's statement of financial condition.

              Spread accounts are cash reserve accounts that can be called upon to fund payments to securitization investors and credit enhancers in the event their share of cash flows is insufficient to cover the required amounts due. Spread accounts are generally funded through excess cash flows if cash flows fall below specified levels or other trigger events occur during the term of a securitization. The cash in a spread account is released to the Company if certain conditions are met or the securitization terminates with unused amounts remaining in the spread account. The spread accounts are recorded at estimated fair value in due from securitizations on the Company's statement of financial condition.

              The retained securityholders' interests are securities measured at fair value and included on the Company's statement of financial condition in due from securitizations. The retained subordinated securityholders' interests consist primarily of non-interest bearing beneficial interests that are repaid after the related senior classes. At the origination of a securitization, the Company recognizes these assets at their allocated carrying value. Generally, the allocated carrying value is less than the face value of the security, and the difference is recorded as a reduction to non-interest income—servicing and securitization. At the same time, the Company recognizes the fair value of these assets. The Company's existing retained securityholders' interests have been classified as held for trading, and the difference between their allocated carrying values and their fair values at the time of origination is recorded in non-interest income—servicing and securitization. The Company measures fair value by estimating cash flows that are discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans.

              When the securityholders' interests are reduced through amortization or termination, or through a reduction in the invested amount of the Company's variable funding series, the seller's interest is increased. This results in the recognition of an allowance for credit losses related to the increase in reported loans receivable. Typically, this increase in the allowance for credit losses is the only significant earnings impact resulting from such reductions in securityholders' invested interests.

              During 2004, 2003, and 2002, the Company securitized $4.30 billion, $4.92 billion, and $3.24 billion of loans receivable, which were offset by reductions in securitized loans of $3.90 billion, $7.02 billion, and $3.10 billion from the repayment of certain series and a reduction in the invested amount of the variable funding series. The Company typically recognizes a net gain or loss from the initial sale of investor interests to third party investors from the recognition of a gain from the interest-only strip receivable, and the recognition of a loss from the discounts recognized on other retained interests. The Company recognized total losses of $28.8 million, $84.4 million, and $145.0 million related to its new securitizations during 2004, 2003, and 2002. These losses exclude the benefit realized from the reduction to the allowance for credit losses recognized at the time of sale.

              Adjustments to record the allocated carrying value of new retained securityholders' interests at the time of sale during 2004, 2003, and 2002 reduced non-interest income—servicing and securitization by $221.2 million, $335.6 million, and $322.1 million. At the same time, the impact of adjusting these assets from allocated carrying value to fair value increased non-interest income—servicing and securitization by $95.3 million, $221.3 million, and $152.4 million.

              The following table presents key economic assumptions used in the initial measurement of the fair values of the retained subordinated interests for securitizations entered into during the years ended December 31, 2004 and 2003.

Securitization Initial Measurement Assumptions

	Year ended December 31,
	2004	2003
		As Restated
Payment rate(1)	7.30%	5.70%
Expected net credit loss rate	14.4%	18.0%
Weighted average loans receivable life (in years)(2)	0.53	0.60
Discount rate(3)	6.6%-20.0%	4.4%-20.0%
Average interest rate margin for third party investors(4)	0.49%	0.96%

(1)
This rate is an average of forecasted monthly payment rates for loans receivable in the securitized pool. The monthly payment rate represents a forecast of principal collections for the month divided by a forecast of the aggregate amount of principal loans receivable at the beginning of the month.
(2)
The weighted average loans receivable life is used only in the initial measurement of the fair value of the interest-only strip receivable. It is calculated by multiplying the principal collections expected in each future period by the number of periods until the balance is paid, summing those products, and dividing by the initial principal balance. Estimated principal collections are based on the accounting method used in valuing interest-only strips, which applies the estimated monthly payment rate to the initial securitized receivable balance in order to derive the dollar amount by which such balance is estimated to be reduced in future periods.
(3)
Discount rate assumptions vary based on the relative risk of cash flows, which includes factors such as the level of subordination, the projected repayment term, and the credit risk of the securitized loans. The discount rate assumption used for retained securityholders' interests and spread accounts ranged from 6.6% to 9.3% during 2004 and ranged from 4.4% to 8.3% during 2003. The discount rate assumption used for interest-only strips receivable was 20% during 2004 and 2003.
(4)
The interest rates paid to third party investors in a term securitization with variable rates is based on this margin plus the London Interbank Offered Rate (LIBOR). The interest rates paid to third party investors in the Company's fixed rate term securitizations are based on this margin plus the relevant term swap rate at the time of pricing. The interest rate paid to conduit asset-backed investors that participate in the variable funding series is generally based on a commercial paper rate. The average interest rate margin decreased in 2004 as a result of more favorable pricing included in the term securitizations issued by the Company during 2004.

              After the initial sale, the Company's securitizations impact its earnings through sales of retained interests, changes in the fair values of its retained interests, including the accretion of discounts on retained interests, the ongoing recognition of interest-only strips receivable, and the difference in the actual excess servicing received as compared to the amount estimated in calculating the related interest-only strips receivable.

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

              The Company continues to service the accounts included in the pool of securitized loans and earns a monthly servicing fee, which is generally offset by the servicing costs it incurs. The Company has determined that the contractual servicing fee represents adequate compensation and the Company therefore does not currently recognize a servicing asset or liability in connection with its securitizations.

              At least quarterly, the Company adjusts the valuations of the retained interests to reflect changes in the amount of the securitized loans outstanding and any changes to the initial assumptions, estimates, and discount rates. The Company also continues to refine the financial models used to obtain more accurate measures of the timing and amount of cash flows. These values can, and will, vary as a result of changes in the level and timing of the cash flows, financial models, and underlying economic assumptions. Changes in the estimated fair values of the retained interests are reported as a component of non-interest income—servicing and securitization on the Company's statement of income.

              After the initial fair value recognition, the Company evaluates its retained securityholders' interests and recognizes changes in their fair value in non-interest income—servicing and securitization. The fair value changes reflect the Company's changes to estimated cash flows and discount rates, including the impact of changes in the remaining term until repayment. As securityholders' interests approach their expected final payment date, their fair values generally approach their face values and the discounts are accreted, with the amount of such accretion realized in non-interest income—servicing and securitization.

              The following table summarizes the retained subordinated securityholders' interests in the Providian Gateway Master Trust as of December 31, 2004 and 2003.

Summary of Retained Subordinated Securityholders' Interests
in the Providian Gateway Master Trust

	December 31,
(dollars in thousands)
	2004	2003
Retained subordinated securityholders' interests
Face value	$1,437,806	$1,411,738
Discount	(186,552)	(235,422)

Fair value	$1,251,254	$1,176,316

Weighted average remaining term (months)	25	22

              The changes in net unrealized gains or losses on retained subordinated securityholders' interests included in earnings consisted of gains of $220.2 million and $211.0 million in 2004 and 2003, and a loss of $110.4 million in 2002. These unrealized gains or losses are recognized in non-interest income—servicing and securitization.

              Valuations of retained subordinated securityholders' interests, interest-only strips receivable, and spread accounts require the Company to use judgment in selecting discount rates, estimating future cash flows, assessing current economic conditions, and assuming the outcome of future events. Generally, we discount retained subordinated securityholders' interests and spread accounts using a defined methodology that, to the extent possible, is based on observable market interest rates and credit spreads that approximate rate on other investments. Retained subordinated securityholders' interests are discounted at rates that reflect the level of subordination, the projected repayment term (which in the case of interest-only strips receivable is determined under the accounting method described above), and the credit risk of the securitized loans. Spread account valuations are determined through a discounted cash flow analysis based on projected repayments of spread account balances to the Company.

              The following table presents the fair value (carrying value, net of any discounts) of our retained interests in the securitized loans, which retained interests were reported in due from securitizations at December 31, 2004 and 2003.

Due from Securitizations

	Year ended December 31,
(dollars in thousands)
	2004	2003
		As Restated
Retained subordinated securityholders' interests	$1,251,254	$1,176,316
Interest-only strips receivable	299,830	182,166
Spread accounts	246,195	403,802
Accrued interest receivable	352,817	397,951
Other(1)	116,218	171,038

Total due from securitizations	$2,266,314	$2,331,273

(1)
Amounts consist primarily of funds deposited in the trust collection account and not yet distributed.

              The key economic assumptions used in valuing retained interests and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions at December 31, 2004 are presented in the following table.

Securitization Sensitivities

(dollars in thousands)	Discount Rate	Expected Net Credit Loss Rate	Payment Rate
Current assumptions	5.9%-20.0%	12.8%	8.10%
Impact on fair value of:
10% adverse change	$(21,496)	$(61,428)	$(18,742)
20% adverse change	$(42,643)	$(122,857)	$(35,659)

              The adverse changes to these key economic assumptions are hypothetical and are presented in accordance with SFAS No. 140. As the figures above indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of changing one assumption on the fair value of the retained interests is computed without allowing any other assumption to change. In reality, changes in one assumption may be accompanied by changes in others. Furthermore, the sensitivities presented do not reflect actions that management might take to mitigate the impact of the adverse change. Accordingly, these sensitivities should be used with caution.

              The following table summarizes certain cash flows received from or paid in respect of securitizations:

Securitization Cash Flows

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
Proceeds from new securitizations(1)	$3,594,815	$1,834,902	$2,030,300
Proceeds from collections allocated to securityholders' interests(1)	9,151,205	7,692,984	8,722,096
Servicing fees received	298,821	326,796	377,222
Net cash flows received on retained interests	1,012,672	671,940	123,130
Principal paid in respect of maturing securitizations(1)	(3,225,000)	(2,772,800)	(3,173,920)

(1)
Cash flows received from or paid in respect of third party securityholders' interests.

              The following table presents quantitative information about delinquencies, net credit losses, and components of securitized loans receivable and other assets managed with them.

Supplemental Loan Delinquency and Credit Loss Information

	Ending Loan Balances		Delinquent Loans 30 Days or More Past Due(1)		Average Loan Balances		Net Credit Losses
	December 31,				Year ended December 31,
(dollars in thousands)
	2004	2003	2004	2003	2004	2003	2004	2003
Reported loans(2)	$7,522,401	$6,281,403	$346,942	$417,131	$6,841,581	$6,546,748	$543,478	$837,312
Add:
Loans securitized(3)	11,013,352	10,653,351	794,535	1,156,096	10,364,872	11,140,680	1,460,906	1,961,130

Total managed loans(2)(4)	$18,535,753	$16,934,754	$1,141,477	$1,573,227	$17,206,453	$17,687,428	$2,004,384	$2,798,442

(1)
Total loans that are 30 days or more past due as of the last day of the period.
(2)
The 2003 loans outstanding exclude SFAS No. 133 market value adjustments.
(3)
Represents the total amount of the securitized loans, including retained subordinated securityholders' interests. These amounts also include AIR reclassified to due from securitizations.
(4)
Managed loans represent loans receivable reported on the Company's statement of financial condition and the amounts removed or reclassified from loans receivable through its securitizations.

Note 10. Consolidation of Variable Interest Entities

              In December 2003, the FASB issued a revision of Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"), which superseded the original guidance issued in January 2003. Under FIN 46, a company is required to consolidate a variable interest entity ("VIE") if its interest in the VIE is such that it will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if any. The Company has applied FIN 46 to Providian Capital I, its wholly owned trust that issued preferred securities. See Note 15 to Consolidated Financial Statements for further discussion.

              Because the Company's securitizations are structured using qualifying special-purpose entities, as defined in SFAS No. 140 and FIN 46, the Company's securitization trusts are not required to be consolidated under FIN 46. The Company has an equity interest in a special-purpose entity related to one of its securitization transactions and has determined that the entity is a VIE and that the Company is not the primary beneficiary. As such, the entity does not meet the requirements for consolidation by the Company under FIN 46. As of December 31, 2004, the Company's total investment in this entity was $43.4 million, which represents the Company's maximum loss exposure, and the estimated total assets of the entity were approximately $819.3 million.

              The Company also has equity interests in various limited partnerships. The Company has determined that the limited partnerships are VIEs and that the Company is not the primary beneficiary. As such, these entities do not meet the requirements for consolidation by the Company under FIN 46. As of December 31, 2004, the Company's total investment in limited partnerships was $23.7 million, which, combined with $14.7 million of remaining contractual funding commitments under these investments, represents the Company's maximum loss exposure, and the estimated total assets of these entities were approximately $439.8 million.

Note 11. Commitments, Guarantees and Contingencies

              Loan Commitments. A loan commitment is an agreement to lend to a customer up to a prescribed maximum amount, subject to the customer's compliance with the account agreement. The Company can reduce or cancel a credit card commitment by providing the required prior notice to the customer, or without notice if permitted by law. The unfunded commitment represents the total unused portion of the line of credit available to the customer. Customers have not borrowed, and the Company does not anticipate that all of its customers will borrow, the entire line of credit available to them at the same time. Therefore, the total unfunded commitment amounts do not necessarily represent future cash requirements. Total unfunded commitments at December 31, 2004 and 2003 were $29.10 billion and $20.34 billion.

              Guarantees. In January 2003, the Company entered into a pledge agreement with an insurer with respect to certain obligations owing to the insurer in connection with two series of the Providian Gateway Master Trust. In exchange for the insurer agreeing to a reduction in the base rate used for calculating the excess spread early amortization event for the two series, the Company pledged $30.0 million to be held in a deposit account as security for the payment to the insurer of amounts owing to it in connection with these transactions. The pledge agreement remains in effect until the investor certificates and all amounts owing to the insurer with respect to the two series are paid. In accordance with the pledge agreement, the pledged collateral was reduced when one of the series was repaid in September 2003. The remaining amount of the pledged collateral at December 31, 2004 was $13.6 million. The remaining series related to the pledge has an expected final payment date in September 2005. The Company does not currently expect that performance under this pledge will be required.

              In addition, the Company has entered into interest rate swap arrangements for the management of its interest rate risk exposure. See Note 17 to Consolidated Financial Statements for further discussion. In connection with these agreements, the Company pledged collateral totaling $22.3 million to interest rate swap counterparties at December 31, 2004.

              In August 2002, the Company, through a wholly owned limited liability entity, sold its investment in an alternative energy plant. Through the limited liability entity, the Company had received certain tax credits and tax deductions. In connection with the sale of the plant to a third party, the Company guaranteed certain obligations of the limited liability entity under a purchase and sale agreement. The guarantee covers the limited liability entity's obligation to indemnify the purchaser against losses arising out of a breach of the purchase and sale agreement and failure to repurchase the assets if tax credits are not available to the purchaser. The Company's guarantee is capped at the amount of payments made to the limited liability entity at the time of sale, plus the amounts of additional payments made, and contingent future payments that may be made, to the limited liability entity and its affiliates arising from fuel production from the plant. At December 31, 2004, the maximum guaranteed amount was $27.8 million, based on actual payments made.

              The Company is a party to and from time to time enters into agreements that contain general indemnification provisions, primarily in connection with asset sale agreements and service contracts, including the purchase and sale agreement referred to in the preceding paragraph. These provisions typically require the Company to make payments to other parties to indemnify them against losses that may be incurred due to actions taken by the Company prior to entering into the agreement or due to a breach of representations, warranties, and covenants made in connection with the agreement or possible changes in or interpretations of tax law. The Company cannot estimate the potential future impact of these indemnification provisions, since that would require an assessment of claims not yet made. Based on historical experience, the Company does not currently expect the risk of loss under these indemnification provisions to have a material adverse effect on its financial condition or results of operations, but it cannot give any assurance that they will not have such an effect.

              Litigation. The Company is subject to various pending and threatened legal actions, including actions arising in the ordinary course of business from the conduct of its activities. While the Company believes that it has substantive defenses and intends to defend the actions vigorously, it cannot predict the ultimate outcome or the potential future impact on the Company of such actions. The Company establishes reserves for expected future litigation exposures that are both probable and reasonably estimable. The Company does not currently expect any of the actions pending or threatened against it to have a material adverse effect on its financial condition or results of operations, but it cannot give any assurance that they will not have such an effect.

Note 12. Premises, Equipment, and Lease Commitments

              The following table summarizes the Company's premises and equipment at December 31, 2004 and 2003.

Summary of Premises and Equipment

	December 31,
(dollars in thousands)
	2004	2003
Premises	$41,541	$41,522
Equipment and furniture	238,218	267,849
Leasehold improvements	61,261	61,101
Land	2,723	2,723

	343,743	373,195
Less accumulated depreciation and amortization	291,103	288,997

Premises and equipment, net	$52,640	$84,198

              Premises primarily include buildings owned and related improvements. The estimated useful lives of buildings are 30 years. Leasehold improvement lives vary consistent with the shorter of the asset life or remaining lease term. The useful life of equipment ranges from three to ten years. Depreciation expense for premises and equipment and furniture for the years ended December 31, 2004, 2003, and 2002 was $22.9 million, $34.0 million, and $67.0 million. Amortization expense for leasehold improvements for the years ended December 31, 2004, 2003, and 2002 was $12.0 million, $10.8 million, and $13.0 million.

              The Company generally leases office space and equipment under long-term operating leases. Long-term operating lease agreements have expiration dates ranging from January 28, 2005 through December 31, 2009. Office space leases typically contain five-year renewal options. Some of these lease agreements contain rent escalation clauses. Rent includes the pass-through of operating expenses and property taxes and totaled $36.5 million, $38.4 million, and $83.7 million for the years ended December 31, 2004, 2003, and 2002.

Future Minimum Rental Payments Under Noncancellable Operating Leases

Amount (dollars in thousands)
2005	$25,046
2006	13,357
2007	1,266
2008	509
2009	451

Total minimum lease payments	$40,629

              At December 31, 2004, the Company had accrued approximately $16.7 million for committed future lease costs associated with property no longer in use.

Note 13. Deposits

              The Company accepts time deposits with terms in excess of three months. Time deposits in amounts of $100,000 or more totaled $7.48 billion and $7.31 billion at December 31, 2004 and 2003. At December 31, 2004, the Company had $394.8 million of deposits without a contractual maturity. The following table summarizes the contractual maturities of the Company's deposits at December 31, 2004.

Summary of Contractual Maturities of Time Deposits

Amount (dollars in thousands)
2005	$3,033,526
2006	2,772,578
2007	1,266,071
2008	991,583
2009	478,906
Thereafter	533,568

9,076,232
Deposits without contractual maturity	394,772

Total deposits	$9,471,004

Note 14. Short-Term Borrowings

              Short-term borrowings consist of convertible senior notes and senior bank notes maturing in less than one year. The following table summarizes all outstanding short-term borrowings and the weighted average interest rate on those borrowings as of December 31, 2004 and 2003.

Summary of Short-Term Borrowings

	December 31,
	2004		2003
(dollars in thousands)	Balance	Weighted Average Interest Rate	Balance	Weighted Average Interest Rate
3.25% convertible senior notes maturing in 2005	$343,302	3.25%	$—	—
6.65% senior bank notes maturing in 2004	—	—	108,848	6.65%

	343,302		108,848
Less unamortized discount and issuance costs	1,222		20

Total short-term borrowings	$342,080		$108,828

Note 15. Long-Term Borrowings

              Long-term borrowings consist of borrowings having a remaining maturity of one year or more. The following table summarizes the Company's long-term borrowings at December 31, 2004 and 2003.

Summary of Long-Term Borrowings

	December 31,
(dollars in thousands)
	2004	2003
3.25% convertible senior notes maturing in 2005(1)	$—	$343,302
Zero coupon convertible senior notes maturing in 2021(2)	460,180	442,310
4.00% convertible senior notes maturing in 2008	287,500	287,500
2.75% convertible cash to accreting senior notes maturing in 2016	277,200	—
9.525% junior subordinated deferrable interest debentures maturing in 2027	109,281	109,281

	1,134,161	1,182,393
Less unamortized issuance costs	14,883	18,872

Total long-term borrowings	$1,119,278	$1,163,521

(1)
Amount at December 31, 2004 of $343.3 million is due in one year or less and has been classified as a short-term borrowing.
(2)
Amounts include the accreted portion of a yield to maturity of 4.00% per year.

Convertible Senior Notes

              3.25% Convertible Senior Notes. In August 2000, the Company issued $402.5 million of 3.25% convertible senior notes due August 15, 2005 with interest payable semiannually on February 15 and August 15, commencing on February 15, 2001. These notes are convertible at the option of the holders, at any time prior to their maturity or their redemption or repurchase by the Company, at the conversion rate of 14.4892 shares (split adjusted) of the Company's common stock for each $1,000 of note principal (an initial conversion price of $69.02 per share of common stock). The Company will adjust the conversion rate if certain events occur, as specified in the related indenture supplement, such as the issuance of dividends payable in the Company's common stock or the occurrence of a stock split or combination. The Company has the option to redeem these notes for cash on or after August 20, 2003. Holders may require the Company to purchase their notes for cash following a change of control, as defined in the related indenture supplement.

              Zero Coupon Convertible Senior Notes. In February 2001, the Company issued $884.0 million principal amount at maturity of zero coupon convertible senior notes due February 15, 2021. The Company accretes the principal amount of the notes at a rate that provides holders with an aggregate annual yield to maturity of 4.00% per year, computed on a semiannual bond equivalent basis. These notes are convertible, at the option of the holders, into shares of the Company's common stock at a conversion rate of 6.2240 shares of common stock per note (an initial conversion price of $72.77 per share of common stock, based on the offering price of $452.89 per note), if specified conditions are met. These conditions include the satisfaction of a market price condition, such that the price of the Company's common stock equals or exceeds 110% of the accreted conversion price for at least 20 trading days of the 30 trading days prior to conversion. At December 31, 2004, 110% of the accreted conversion price was $92.62 per share. In addition, holders may surrender the notes for conversion at any time prior to maturity, but (except in certain specified circumstances) if the conditions for conversion into common stock have not been met, conversion will instead be settled in cash, in an amount determined based on the formulas specified in the related indenture supplement. Conversion may also be settled in cash, common stock, or other property upon the occurrence of certain corporate events, as specified in the related indenture supplement. The Company will adjust the conversion rate if certain events occur, as specified in the related indenture supplement, such as the issuance of dividends payable in the Company's common stock or the occurrence of a stock split or combination. The Company may redeem all or a portion of the convertible notes for cash on or after February 15, 2006. Holders may also require the Company to purchase their notes on February 15, 2006 at a price per note of $552.07, on February 15, 2011 at a price per note of $672.97, and on February 15, 2016 at a price per note of $820.35. The Company has the option to settle these purchases in cash (at the then current accreted value of the notes) or common stock (at the then current market price of the Company's common stock), or using a combination of both. In addition, holders may require the Company to purchase their notes for cash following a change of control, as defined in the related indenture supplement, occurring on or before February 15, 2006.

              4.00% Convertible Senior Notes. In May 2003, the Company issued $287.5 million of 4.00% convertible senior notes due May 15, 2008 with interest payable semiannually on May 15 and November 15, commencing on November 15, 2003. These notes are convertible at the option of the holders at the conversion rate of 76.8758 shares of the Company's common stock for each $1,000 of note principal (an initial conversion price of $13.01 per share of common stock), if specified conditions are met. These conditions include the satisfaction of a market price condition, such that the price of the Company's common stock exceeds $14.31 per share (110% of the conversion price) for at least 20 trading days of the last 30 trading days of the preceding calendar quarter; the satisfaction of a trading price condition, such that the trading price of the notes falls below a specified level; the occurrence of certain corporate events, as specified in the related indenture supplement; and the occurrence of a specified credit rating event, such that the ratings of the notes by certain rating agencies fall below specified levels. Conversion of the notes will be settled in shares of the Company's common stock, except under certain circumstances related to the trading price condition, when conversion may be settled in cash, common stock, or a combination of both, and upon the occurrence of certain corporate events, as specified in the related indenture supplement, when conversion may be settled in cash, common stock, or other property. The Company will adjust the conversion rate if certain events occur, as specified in the related indenture supplement, such as the issuance of dividends payable in the Company's common stock or the occurrence of a stock split or combination. In addition, contingent interest is required to be paid to holders if certain conditions are met. The Company may not redeem the notes prior to their maturity. Holders may require the Company to purchase their notes for cash following a fundamental change, such as a change in control of the Company, as defined in the related indenture supplement.

              During the third and fourth quarters of 2004, the specified market price condition for conversion of the Company's 4.00% convertible senior notes was satisfied, as the Company's common stock price exceeded the conversion trigger price of $14.31 per share for at least 20 trading days of the last 30 trading days of each quarter. The 4.00% convertible senior notes are convertible during the quarter following the period in which the conversion trigger price was exceeded.

              2.75% Convertible Cash to Accreting Senior Notes. In March 2004, the Company issued $277.2 million of 2.75% convertible cash to accreting senior notes due March 15, 2016. After March 15, 2011, the Company will pay interest at a rate of 1.75% per year and will accrete the principal amount of the notes at a rate that provides holders with an aggregate annual yield to maturity of 2.75% per year, computed on a semiannual bond equivalent yield basis. The notes are convertible at the option of the holders at a conversion rate of 58.7941 shares of the Company's common stock for each $1,000 of note principal (an initial conversion price of $17.01 per share of common stock) if specified conditions are met. These conditions include the satisfaction of a market price condition, such that the price of the Company's common stock exceeds $20.41 per share (120% of the conversion price) for at least 20 trading days of the last 30 trading days of the preceding quarter; the satisfaction of a trading price condition, such that the trading price of the notes falls below a specified level; the announcement of a redemption of the notes by the Company, in which event holders will have the option to convert their notes prior to redemption; the occurrence of a specified credit rating event, such that the ratings of the notes by certain rating agencies fall below specified levels; the occurrence of specified corporate distributions, as defined in the related indenture supplement; and the occurrence of a fundamental change, as defined in the related indenture supplement. Conversion of the notes will be settled in shares of the Company's common stock, except under certain circumstances related to the trading price condition, when conversion may be settled in cash, common stock, or a combination of both, and upon the occurrence of certain corporate events, as specified in the related indenture supplement, when conversion may be settled in cash, common stock, or other property. The Company will adjust the conversion rate if certain events occur, as specified in the related indenture supplement, such as the issuance of dividends payable in the Company's common stock or the occurrence of a stock split or combination. In addition, contingent interest is required to be paid to holders if certain conditions are met. If a fundamental change, such as a change in control of the Company, as defined in the related indenture supplement, occurs on or before March 15, 2011, the Company may also be required to purchase the notes for cash and pay an additional make whole premium payable in the Company's common stock upon the repurchase or conversion of the notes in connection with the fundamental change. The Company has the option to redeem all or a portion of the notes for cash at any time on or after March 31, 2011. Holders may require the Company to purchase all or a portion of their notes for cash on March 15, 2011 or March 15, 2014.

Junior Subordinated Deferrable Interest Debentures

              In 1997, through Providian Capital I, a wholly owned subsidiary statutory trust, the Company issued mandatorily redeemable preferred securities, which accumulate accrued distributions that are payable semiannually. The Company has the right to defer payment of interest on the preferred securities at any time and from time to time, for a period not exceeding 10 consecutive semiannual periods with respect to each deferral period, provided that no extension period may extend beyond the stated maturity. During any such extension period, the Company's ability to pay dividends on its common stock would be restricted. The Company has the right to cause the redemption of the preferred securities on or after February 1, 2007, or earlier in the event of certain regulatory changes. The redemption price depends on several factors, including the date of the redemption, the present value of the principal and premium payable, and the accumulated but unpaid distributions on the preferred securities. The sole assets of Providian Capital I are $109.3 million in aggregate principal amount of the Company's 9.525% junior subordinated deferrable interest debentures due February 1, 2027 and the right to reimbursement of expenses under a related expense agreement with the Company. The Company's obligations under such debentures, together with its other obligations with respect to the preferred securities, constitute a full and unconditional guarantee.

              In accordance with FIN 46 (see Note 10 to Consolidated Financial Statements), the Company has determined that the Providian Capital I trust is a VIE and that the Company is not the primary beneficiary, as the Company would not absorb a majority of the trust's expected losses if they were to occur. The Company adopted the provisions of FIN 46 with respect to the trust effective July 1, 2003. As a result, the Company deconsolidated the trust and no longer reports the preferred securities on its statement of financial condition. Effective July 1, 2003, the Company began reporting the related interest as interest expense and its equity in the earnings of the nonconsolidated trust as non-interest income—other. At December 31, 2004, the Company reported $109.3 million in junior subordinated deferrable interest debentures related to the preferred securities in long-term borrowings and the Company's equity investment in the trust of $5.0 million in other assets.

Note 16. Income Taxes

              The following table presents the components of the Company's income tax expense related to continuing operations.

Summary of Income Tax Expense

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
		As Restated	As Restated
Current
Federal	$86,443	$(144,630)	$(474,932)
State	(40,224)	(6,002)	24,381
Foreign	12	—	—

	46,231	(150,632)	(450,551)
Deferred
Federal	88,665	270,810	518,738
State	24,586	22,001	(42,602)
Foreign	1	—	—

	113,252	292,811	476,136

Net income tax expense	$159,483	$142,179	$25,585

              Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Summary of Deferred Taxes

	December 31,
(dollars in thousands)
	2004	2003
		As Restated
Deferred Tax Liabilities
Deferred loan acquisition costs	$5,478	$4,209
Loan securitization income	22,670	—
Deferred fee revenue	91,192	—
Other	62,870	43,757

	182,210	47,966
Deferred Tax Assets
Allowance for credit losses	122,103	93,910
Loan securitization income	—	57,007
Deferred fee revenue	—	34,769
Long-term incentive accruals	9,512	7,528
State taxes	9,217	7,010
Other	67,457	81,428

	208,289	281,652

Net deferred tax assets before unrealized losses	26,079	233,686
Unrealized losses on:
Securities available-for-sale	4,106	8,477

Net deferred tax assets	$30,185	$242,163

              The Company has federal income tax loss carryforwards of $12.0 million that expire in 2017 and 2018, and state loss carryforwards of $217.9 million that expire over the period 2005 through 2015. The Company believes that it will fully realize its total deferred income tax assets as of December 31, 2004, based on the Company's recoverable taxes, total deferred income tax liabilities, and expected future levels of operating income.

Reconciliation of Statutory Tax Rate

(percent of pre-tax income)	2004	2003	2002
		As Restated	As Restated
Statutory federal rate	35.0%	35.0%	35.0%
State income tax rate	4.0	4.3	5.5
State change in accounting for bad debts	—	—	(21.7)
Tax credits	(4.9)	—	—
Tax exposure reassessments	(4.5)	—	—
Other	(0.1)	—	(0.3)

Effective tax rate	29.5%	39.3%	18.5%

              The Company has tax exposures relating to its assessment of tax liabilities in the ordinary course of business. The Company periodically assesses its liabilities and contingencies for all years under potential tax audit based on the latest information available. For those matters where it is probable that an adjustment will be asserted, the Company has recorded its best estimate of the entire amount of the tax liability (including related interest charges for such tax liabilities) related to such matters in its consolidated financial statements. Subsequent periodic assessments that result in an increase or decrease to the Company's total assessment of its tax exposures for such tax liabilities are reflected in current period earnings.

              The decrease in the effective tax rate for 2004 is primarily due to tax credits that the Company expects to utilize based on its estimate of 2004 taxable income and net reductions of previously established tax reserves. The tax credits, totaling approximately $26.4 million, were primarily generated from an existing investment in a limited liability entity that operates an alternative energy plant. The Company was not able to utilize these credits in 2003. During the three months ended December 31, 2004, the Company recorded a reduction of $24.7 million of previously accrued income tax expense and a reversal of $15.8 million of interest expense related to previously established tax reserves, which had the effect of increasing net income by $34.5 million in the fourth quarter of 2004, or $0.10 per diluted share. These net reversals resulted from the finalization of various tax audits and from reassessment of tax exposures, covering the years 1997 through 2002, that are expected to be more favorably resolved than previously anticipated. Although the final resolution of these tax exposures is uncertain, based on current information, in the opinion of the Company's management the ultimate disposition of these open tax matters is not expected to have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

              The decrease in the effective tax rate for 2002 is due to the enactment of a California law in September 2002 requiring large banks (those with average assets in excess of $500 million) to conform to federal law with respect to accounting for bad debts. The California law applies to tax years beginning on or after January 1, 2002. Before the change, all banks, regardless of size, were eligible to use the reserve method of accounting for bad debts, which enabled them to take deductions for anticipated bad debt losses for California tax purposes before the losses were recognized as a charge-off. As a result of the change, large banks may now deduct only the actual charge-offs, net of recoveries, in determining their California taxable income, and were required to include in 2002 taxable income 50 percent of the bad debt reserves existing as of the end of the prior tax year. As a concession to the banks that became subject to the new law, the State of California waived recapture of the remaining 50 percent of the reserves. The effect of this concession was to create a permanent tax benefit for the Company in the amount of $30.0 million. The effective tax rate for 2002 reflects this benefit. Without the benefit, the effective tax rate for 2002 would have been 40.2%.

Note 17. Derivative Financial Instruments

              The Company's principal objective in entering into derivative financial instruments is to reduce interest rate risk by more closely aligning the repricing characteristics of the Company's assets and liabilities. The operations of the Company are subject to the risk of interest rate fluctuations to the extent that there is a difference in repricing characteristics as between interest-earning assets and interest-bearing deposits and other liabilities. The goal is to maintain levels of net interest income while reducing interest rate risk and facilitating the funding needs of the Company. To achieve that goal, the Company uses a combination of interest rate risk management instruments, including interest rate swap agreements, with maturities ranging from 2005 to 2016 as of December 31, 2004.

              When interest rate risk management instruments are used to hedge reported assets and liabilities, the net receipts or payments are recognized as an adjustment to interest income or interest expense. As of December 31, 2004 and 2003, the Company had $2.37 billion and $288.2 million in notional amount of interest rate swaps outstanding.

              The average effective interest rate on the Company's interest-bearing liabilities after giving effect to the swaps was 4.70%, 4.92%, and 5.23% for the years ended December 31, 2004, 2003, and 2002. For the years ended December 31, 2004, 2003, and 2002, interest rate swap agreements reduced interest expense by $19.7 million, $4.5 million, and $1.3 million.

              The average effective interest rate on the Company's interest-earning assets after giving effect to the swaps was 8.47%, 8.35%, and 11.01% for the years ended December 31, 2004, 2003, and 2002. For the years ended December 31, 2004, 2003, and 2002, interest rate swap agreements increased interest income by $0.2 million, $0.2 million, and $0.5 million.

Expected Maturities and Weighted Average Interest Rates of Derivative Financial Instruments

		Maturing in
(dollars in thousands)	Balance at December 31, 2004
		2005	2006	2007	Thereafter
Swaps—Receive Fixed/Pay Variable
Notional value	$2,369,800	$641,500	$645,700	$431,100	$651,500
Weighted average pay rate	2.48%	2.35%	2.49%	2.54%	2.58%
Weighted average receive rate	3.40%	2.63%	3.22%	3.64%	4.30%

Note:  For this summary, variable rates are held constant for future periods at their effective rates as of their most recent reset date prior to December 31, 2004.

              The following table presents the notional value of the Company's interest rate swap agreements that are designated as fair value hedges and the specific assets or liabilities to which they are linked.

Notional Value of Fair Value Hedge Swaps

	December 31, 2004
(dollars in thousands)
	Receive Fixed	Pay Fixed	Total
Certificates of deposit	$2,369,800	$—	$2,369,800

Total notional value of fair value hedge swaps	$2,369,800	$—	$2,369,800

	December 31, 2003
(dollars in thousands)
	Receive Fixed	Pay Fixed	Total
Certificates of deposit	$288,200	$—	$288,200

Total notional value of fair value hedge swaps	$288,200	$—	$288,200

              The Company is exposed to market and credit risk associated with its interest rate risk management instruments. The Company's exposure to market risk is associated with changes in interest rates, and the Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of an agreement. This credit risk is measured as the gross unrealized gain on the interest rate risk management instruments. The Company controls credit risk in these instruments by entering into interest rate risk management agreements with nationally recognized financial institutions and dealers that carry at least investment grade ratings. In addition, the Company's policy is to diversify its credit risk exposure across a number of counterparties. On an individual counterparty basis, the Company determines the need for collateral or other security to support financial instruments with credit risk. The Company does not currently anticipate default by any of its counterparties.

Note 18. Discontinued Operations

              During the fourth quarter of 2001, the Company determined that it would sell its United Kingdom and Argentina credit card operations. The sales of those operations were completed in the second quarter of 2002. Pursuant to Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reclassified the balances relating to its United Kingdom and Argentina operations on its 2002 and 2001 consolidated financial statements to reflect the disposition of those operations. The revenues, costs and expenses, and cash flows of those operations have been segregated in the Company's consolidated statements of income and consolidated statements of cash flows for 2002 and 2001 and have been separately reported as "discontinued operations."

              There were no results from discontinued operations for the years ended December 31, 2004 and 2003. For the year ended December 31, 2002, income from discontinued operations was $67.2 million, net of related tax expense of $43.8 million. The sale of the Company's United Kingdom operations generated a 2002 pre-tax gain of $95.6 million on proceeds of over $600 million. The sale of the Company's Argentina operations generated a pre-tax gain of $8.0 million in 2002.

Note 19. Asset Sales

              In August 2003, the Company completed the sale of 435,000 credit card accounts with balances totaling $859.6 million, which comprised substantially all of the credit card loans of PB, and transferred servicing of the receivables. Effective June 30, 2003, the Company reclassified the PB loans and related accrued interest receivable to loans held for securitization or sale and recognized a loss of approximately $8 million.

              In December 2003, the Company completed the sale of certain assets of its subsidiary, GetSmart.com. Under the terms of the agreement, the Company sold the lender and marketing agreements, trademarks, intellectual property, and certain fixed assets, but retained the outstanding receivables generated from fees owed by lenders and other participants offering their products through GetSmart.com. During the fourth quarter of 2003, the Company recognized an after-tax gain of $6.9 million with respect to the sale.

              On March 1, 2005, the Company completed the sale of a portfolio of non-core, higher risk credit card loans held by PNB. See Note 8 to Consolidated Financial Statements for further discussion.

Note 20. Capital Requirements

              PNB is subject to various regulatory capital requirements administered by its regulators. Under these requirements, PNB must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators with respect to components, risk weightings, and other factors. Failure to meet minimum capital requirements can result in mandatory and discretionary actions by regulators that, if undertaken, could have a material effect on the Company's consolidated financial statements.

              The quantitative measures under applicable capital adequacy regulatory guidelines require that PNB maintain minimum ratios of Total and Tier 1 risk-based capital to risk-weighted assets (Total and Tier 1 Risk-Based Capital Ratios) and of Tier 1 risk-based capital to adjusted average total assets (Leverage Ratio), as shown on its quarterly Call Reports. PNB met all regulatory capital adequacy requirements to which it was subject at December 31, 2004 and 2003. As of December 31, 2004, capital ratios for PNB were above the "well capitalized" levels on a Call Report basis under the regulatory capital guidelines. PNB has exceeded the "well capitalized" level since March 31, 2002. The applicable minimum capital requirements on a Call Report basis are set forth in the table below.

Capital Adequacy Guidelines
and PNB Capital Ratios on Call Report Basis

	Total Risk-Based Capital		Tier 1 Risk-Based Capital		Tier 1 Leverage Ratio
(dollars in thousands)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004
PNB Actual	$3,461,618	22.72%	$3,133,855	20.57%	$3,133,855	23.67%
Minimum adequately capitalized	1,218,687	8.00%	609,344	4.00%	529,641	4.00%
Minimum well capitalized	1,523,359	10.00%	914,016	6.00%	662,051	5.00%
December 31, 2003, as restated
PNB Actual	$3,343,537	21.23%	$2,974,722	18.89%	$2,974,722	20.73%
Minimum adequately capitalized	1,260,089	8.00%	630,045	4.00%	573,915	4.00%
Minimum well capitalized	1,575,111	10.00%	945,067	6.00%	717,393	5.00%

              PNB is operating under a Capital Plan that it submitted to its primary regulator in February 2002 and updates quarterly. The Capital Plan provides a comprehensive strategy for maintaining a strong capital position and a high quality of capital at PNB. Under its Capital Plan, PNB's capital ratios, as determined under the regulatory guidance discussed above, are required to be adjusted to reflect the application of the Expanded Guidance for Subprime Lending Programs issued by the federal banking regulators ("Subprime Guidance") to a portion of its reported credit card account loans (see PNB Capital Ratios table below). Application of the Subprime Guidance results in higher risk weightings being assigned to accounts that fall within the scope of the guidance than would otherwise be required by the regulations. Under the methodology utilized in the Capital Plan for determining risk weightings, PNB has segmented its standard and middle market portfolios into several categories according to their internal credit scores and historical and projected charge-off rates. As applied by PNB at December 31, 2004, this methodology resulted in a weighted average risk weighting of 138% against PNB's reported standard and middle market segment loans receivable, which totaled approximately $4.39 billion on such date. These risk weightings are subject to change depending on conditions of the Company's loan portfolio and/or changes in regulatory guidance. Managed loans outstanding to customers in the standard and middle portfolios totaled approximately $15.39 billion as of December 31, 2004.

              As of December 31, 2004, PNB met its Capital Plan commitment to maintain capital ratios associated with "well capitalized" status after applying the Subprime Guidance risk weightings. This commitment includes the impact of PNB's adoption of the AIR guidance (see Note 9 to Consolidated

Financial Statements for discussion regarding AIR). The following table presents PNB's capital ratios after application of the Subprime Guidance.

PNB Capital Ratios
After Application of Subprime Guidance

Capital Ratio	December 31, 2004
Total risk-based	19.47%
Tier 1	17.52%
Leverage	23.67%

Note 21. Shareholders' Equity

              During 2002, 2003, and 2004, the Company did not declare any dividends on its common stock. The principal source of funds for the payment of dividends on the Company's common stock is dividends received from PNB. Under the Capital Plan and the written agreement between PNB and its primary regulator, PNB may not declare or pay dividends without first receiving the consent of its primary regulator. In December 2004, PNB received regulatory approval for, and paid, an in-kind dividend to the Company of certain retained interests, which had a carrying value of $230.6 million, in PNB securitization transactions. If PNB seeks to make future dividends it must first obtain regulatory consent, and there is no assurance that such consent, if sought, could be obtained.

              During 2003, the Company modified its dividend reinvestment and direct stock purchase plan to include a direct stock purchase component for optional cash investments over $10,000. The dividend reinvestment component of the plan permits the Company's shareholders to designate all or a portion of the cash dividends, if any, on their Providian Financial Corporation common stock for reinvestment in additional shares of such common stock. The direct stock purchase component permits participants and new investors to purchase shares of the Company's common stock by making optional cash investments of $100 to $10,000 per month. The plan also allows participants and new investors to obtain a waiver from the Company that allows them to make optional cash investments in excess of $10,000 in a month. Waivers are used to control the amount of stock issuance for any given offering.

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

              Initially, 14,000,000 shares of common stock were authorized to be issued and registered under the Securities Act for offering pursuant to the plan. Because the Company expects to continue the plan indefinitely, the Company expects to authorize and register additional shares from time to time as necessary for purposes of the plan. Shares issued by the Company would have a dilutive effect. For the year ended December 31, 2004, all shares purchased under this program were acquired by the program administrator on the open market rather than issued by the Company.

Note 22. Cumulative Other Comprehensive Income

              The components of cumulative other comprehensive income, net-of-taxes, for the years ended December 31, 2004, 2003, and 2002 are presented in the following table.

Cumulative Other Comprehensive Income Components

(dollars in thousands)	Unrealized Gain (Loss) on Securities	Foreign Currency Translation	Cumulative Other Comprehensive Income
Balance at December 31, 2001	$10,878	$(1,071)	$9,807
Other comprehensive income	(1,637)	1,771	134
Tax benefit (expense)	647	(700)	(53)

Balance at December 31, 2002	$9,888	$—	$9,888
Other comprehensive income	(36,972)	—	(36,972)
Tax benefit	14,604	—	14,604

Balance at December 31, 2003	$(12,480)	$—	$(12,480)
Other comprehensive income	10,018	—	10,018
Tax expense	(4,371)	—	(4,371)

Balance at December 31, 2004	$(6,833)	$—	$(6,833)

Note 23. Earnings Per Common Share

              The following table sets forth the computation of both basic and diluted earnings per common share for the years ended December 31, 2004, 2003, and 2002.

Computation of Earnings Per Common Share

	Year ended December 31,
(dollars and number of shares in thousands, except per share data)
	2004	2003	2002
		As Restated	As Restated

Income from continuing operations	$381,244	$219,354	$112,501
Discontinued operations, net-of-taxes	—	—	67,156

Income for computation of earnings per common share—basic	381,244	219,354	179,657
Interest on convertible senior notes, net-of-taxes(1)	10,900	4,117	—

Income for computation of earnings per common share—assuming dilution	$392,144	$223,471	$179,657

Weighted average common shares outstanding—basic	288,905	287,125	285,001
Employee stock options	4,749	2,083	225
Restricted stock issued—unvested	1,166	1,523	3,816
Convertible senior notes(1)	34,882	13,201	—

Dilutive potential common shares	40,797	16,807	4,041

Weighted average common shares outstanding—assuming dilution	329,702	303,932	289,042

Earnings per common share—basic:
Income from continuing operations	$1.32	$0.76	$0.39
Discontinued operations, net-of-taxes	—	—	0.24

Net income per common share—basic	$1.32	$0.76	$0.63

Earnings per common share—assuming dilution(1):
Income from continuing operations	$1.19	$0.74	$0.39
Discontinued operations, net-of-taxes	—	—	0.23

Net income per common share—assuming dilution	$1.19	$0.74	$0.62

(1)
Amounts related to convertible senior notes reflect the effect of adopting EITF 04-8 in the third quarter of 2004. The adoption of EITF 04-8 had the effect of reducing the Company's diluted earnings per common share by $0.04 and $0.01 for the years ended December 31, 2004 and 2003. There was no impact on the 2002 diluted earnings per common share because the assumed conversions of the convertible senior notes were antidilutive and were therefore excluded.

              The Company's convertible senior notes consist of its zero coupon, 4.00%, and 2.75% notes, which are contingently convertible notes, and its 3.25% notes. See Note 15 to Consolidated Financial Statements for further discussion. During the third quarter of 2004, the Company elected to adopt the provisions of EITF 04-8, and as a result included the dilutive effect of its contingently convertible notes in its diluted earnings per share calculation from the time of issuance of the notes, in accordance with the if-converted methodology under SFAS No. 128. As required by EITF 04-8, the Company also restated its diluted earnings per share for prior periods.

              The amounts presented above for 2004 reflect the assumed conversions to common shares of the Company's 2.75% and 4.00% convertible senior notes and for 2003 reflect the assumed conversion to common shares of the Company's 4.00% convertible senior notes, the impact of which was partially offset by the add-back of related debt interest expense to net income in accordance with the if-converted methodology. The Company's zero coupon and 3.25% convertible senior notes were excluded from the calculation for all periods presented above because the effect would have been antidilutive. The interest expense and dilutive potential common shares included in the diluted earnings per share calculations presented above are as follows:

	Year ended December 31,
(dollars and number of shares in thousands)
	2004	2003	2002
2.75% convertible senior notes
Interest on notes, net-of-taxes	$3,717	$—	$—
Dilutive potential common shares	12,780	—	—
4.00% convertible senior notes
Interest on notes, net-of-taxes	$7,183	$4,117	$—
Dilutive potential common shares	22,102	13,201	—

              The FASB has issued an Exposure Draft, "Earnings per Share—an Amendment of FASB Statement No. 128," which would require that contracts containing an option to settle in cash or stock be assumed to settle in stock for purposes of calculating diluted earnings per share. See Note 4 to Consolidated Financial Statements for further discussion.

Note 24. Stock-Based Compensation Plans

              At December 31, 2004, the Company had three stock-based compensation plans: the 2000 Stock Incentive Plan, the 1999 Non-Officer Equity Incentive Plan, and the 1997 Employee Stock Purchase Plan.

              2000 Stock Incentive Plan. The 2000 Stock Incentive Plan (the "2000 Plan") is an amendment, restatement and combination of the Company's 1997 Stock Option Plan and Stock Ownership Plan. The Company's shareholders approved the combination of the 1997 Stock Option Plan and the Stock Ownership Plan and the material terms of the 2000 Plan in May 2000.

              The 2000 Plan provides for grants of incentive and nonqualified stock options to employees, non-employee directors, and consultants. Stock options granted under the 2000 Plan have been granted with an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of 10 years and are subject to forfeiture during the vesting period. During 2004, the Company granted nonqualified options to purchase 2,121,202 shares of the Company's common stock to employees and non-employee directors under the 2000 Plan.

              The 2000 Plan also provides for grants of restricted and unrestricted stock to employees, non-employee directors, and consultants. Restricted stock granted under the 2000 Plan is subject to forfeiture during the vesting period. During 2004, the Company granted 890,465 shares of restricted stock and 14,978 shares of unrestricted stock to employees and non-employee directors under the 2000 Plan. The Company records the market value of restricted stock grants as deferred compensation at the time of grant and amortizes such amounts over the applicable vesting period. The market value of unrestricted stock grants is charged to non-interest expense in the period the grants are issued.

              The 2000 Plan permits a maximum of 12,000,000 shares of the Company's common stock to be granted as restricted stock or unrestricted stock, and provides for a combined maximum of 47,812,572 shares of the Company's common stock to be issued in connection with stock option exercises and grants of restricted and unrestricted stock. The number of shares available for future awards and the number of shares covered by each outstanding award under the 2000 Plan are subject to adjustment for any future stock splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the 2000 Plan. As of December 31, 2004, the number of common shares available for future grants under the 2000 Plan was 6,740,497 shares.

              1999 Non-Officer Equity Incentive Plan. The Board of Directors of the Company adopted the 1999 Non-Officer Equity Incentive Plan (the "Non-Officer Plan") in May 1999. The Non-Officer Plan was not subject to approval by, and has not been approved by, shareholders. Employees and consultants of the Company and its affiliates who are not officers or directors of the Company or of any affiliate are eligible to receive awards under the Non-Officer Plan.

              The Non-Officer Plan provides for grants of nonqualified stock options and grants of restricted and unrestricted stock to eligible employees and consultants. Stock options granted under the Non-Officer Plan have been granted with an exercise price equal to the market value of the Company's common stock at the date of grant and a maximum term of 10 years and are subject to forfeiture during the vesting period. Restricted stock granted under the Non-Officer Plan is subject to forfeiture during the vesting period.

              The Non-Officer Plan allows a maximum of 9,000,000 shares of the Company's common stock to be issued in connection with stock option exercises and grants of restricted or unrestricted stock. The number of shares available for future awards and the number of shares covered by each outstanding award under the Non-Officer Plan are subject to adjustment for any future stock splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the Non-Officer Plan. During 2004, the Company granted nonqualified options to purchase 75,100 shares of the Company's common stock to employees under the Non-Officer Plan. The Company also granted 898,850 shares of restricted stock to employees under the Non-Officer Plan during 2004. As of December 31, 2004, the number of common shares available for future grants under the Non-Officer Plan was 4,859,984 shares.

Summary of Stock Options Outstanding and Exercisable

	Outstanding Options			Exercisable Options
Ranges of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$2.50-10.00	11,804,370	7.65	$6.80	5,933,450	$6.47
10.01-15.00	4,061,972	5.92	12.03	1,960,406	10.72
15.01-20.00	1,888,000	3.34	19.63	1,888,000	19.63
20.01-35.00	83,568	4.06	26.61	83,568	26.61
35.01-50.00	3,038,488	5.25	41.70	3,038,488	41.70
50.01-65.00	3,260,837	5.58	56.39	3,260,837	56.39

	24,137,235	6.43	$19.84	16,164,749	$25.32

              At December 31, 2004, 2003 and 2002, options for 16,164,749, 13,809,486, and 12,250,305 shares of common stock were exercisable at a weighted average exercise price of $25.32, $29.20, and $32.77 per common share.

Summary of Stock Option Activity

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	25,525,358	$20.29	22,989,593	$26.18	25,244,514	$34.20
Granted	2,196,302	13.27	7,559,303	7.42	8,122,500	6.78
Exercised	(1,630,043)	7.16	(542,179)	7.24	(9,596)	6.20
Forfeited	(1,954,382)	28.90	(4,481,359)	30.35	(10,367,825)	30.53

Outstanding at end of year	24,137,235	$19.84	25,525,358	$20.29	22,989,593	$26.18

              The stock options outstanding at December 31, 2003 and 2002, as shown in the table above, include options for 5.7 million shares with a weighted average exercise price of $28.77 granted to the Company's former Chief Executive Officer from December 1994 through May 2001. These stock options were subject to a dispute relating to his employment agreement, which was settled in November 2004. As part of this settlement, the parties agreed that the options outstanding at the time his employment terminated would remain exercisable through their original expiration dates. The December 31, 2004 balance in the table above reflects the exercise by the former Chief Executive Officer of stock options during 2004.

              Forfeited activity in the table above includes both forfeited and expired options.

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

              Under the ESPP, each offering period beginning before January 1, 2005 had a duration of 12 months, and the purchase price of the common stock was the lesser of (a) 85% of the fair market value of the stock on the first day of the offering period and (b) 85% of the fair market value of the stock on the last day of the offering period. Effective January 1, 2005, the Company modified the terms of offerings under the ESPP so that the duration of each offering period will be six months and the purchase price of the common stock will be 95% of the fair market value of the stock on the date of purchase (the last day of the offering period).

              The ESPP authorizes a maximum of 3,000,000 shares of common stock to be issued to eligible employees. The number of shares available to be issued under the ESPP is subject to adjustment for any future stock splits, stock dividends, mergers, combinations, and other changes in capitalization as described in the plan documents. During 2004, employees purchased 249,959 shares of the Company's common stock at an average price of $8.67 per common share under the ESPP. As of December 31, 2004, the number of shares available for future purchases by employees under the ESPP was 892,753 shares.

Note 25. Defined Contribution 401(k) Plan

              The Company sponsors a defined contribution 401(k) plan offering tax deferred investment opportunities to substantially all of its employees. Employees may elect to make pre-tax contributions and, for employees aged 50 or older, special "catch-up" contributions, up to the limits set by the Internal Revenue Service.

              Effective January 1, 2004, the Company made certain amendments to the 401(k) plan. The Company now matches 100% of employee contributions (excluding special "catch-up" contributions made by employees aged 50 or older), for contributions up to 4% of eligible annual compensation. All participants actively employed on or after January 1, 2004, are fully vested in all matching contributions and in the earnings on those contributions, including contributions made prior to January 1, 2004. For participants actively employed on or after January 1, 2004, the vesting schedule for all past and future retirement contributions made by the Company (including the earnings on those contributions) is 50% after three years of service and 100% after four or more years of service. Employees hired on or after January 1, 2004 are eligible to participate in the 401(k) plan on the first day of the month following five months of service. The default investment fund for all contributions, in the absence of any employee election to the contrary, is the Fidelity Balanced Fund. Prior to January 1, 2002, the Company made all matching contributions in shares of the Company's common stock. Beginning January 1, 2002, employees were able to convert the accumulated shares of common stock received in connection with the Company's matching contributions and to direct future matching contributions, into other investments offered under the 401(k) plan. Employee contributions are invested at the direction of the employee. Up to 25% of an employee's contributions may be invested, at the employee's direction, in the Company's common stock.

              The Company uses matching contributions forfeited by employees when they leave the Company to offset future employer contributions. As of December 31, 2004, the 401(k) plan held 2,276,654 shares of the Company's common stock with a market value of $37.5 million. For the year ended December 31, 2004, the 401(k) plan received no dividends from the Company for shares of common stock held. Total matching contributions for the years ended December 31, 2004, 2003, and 2002 were $4.8 million, $4.3 million, and $6.0 million. The cost to the Company of making these matching contributions, net of forfeitures, was $4.5 million, $4.2 million, and $5.7 million for the years ended December 31, 2004, 2003, and 2002.

              The Company makes retirement contributions to the 401(k) plan for employees who are employed on the last day of the year and who have completed at least one year of employment, regardless of whether such employees contribute to the 401(k) plan. The Company uses retirement contributions forfeited by employees when they leave the Company to offset future contributions. The Company made total retirement contributions of $4.5 million, $5.6 million and $10.5 million for the years ended December 31, 2004, 2003 and 2002. The cost, net of forfeitures, to the Company of making these contributions was $2.4 million, $4.0 million and $7.1 million.

              In addition, the Company maintains a supplemental plan to the Company's 401(k) plan that provides for employer matching and retirement contributions to be made that otherwise would not be made for employees receiving annual compensation above a threshold amount specified in Internal

Revenue Service regulations. As amended in January 2005, the supplemental 401(k) plan specifically provides that the interest rate for each quarter on account balances under the plan will be the Moody's Corporate Bond Yield Average in effect for the month immediately preceding such quarter. This rate replaces the Prime Rate plus 2% previously in effect. In addition, the supplemental 401(k) plan was amended in January 2005 to provide that payment of benefits to a participant will be made six months after the participant's termination of employment, in order to comply with the requirements of the American Jobs Creation Act of 2004 applicable to key employees. Participants are paid their supplemental plan vested account balances from the Company's general assets.

              As a result of the Company's significant workforce reductions since 2001, a partial plan termination of the 401(k) plan occurred under the Internal Revenue Code and applicable regulations. Pursuant to these regulations, the Company's matching contributions and retirement contributions in the 401(k) plan accounts of all employees whose employment by the Company was terminated in connection with the workforce reductions became fully vested. The financial impact of this partial plan termination is a reduction in future forfeitures that would otherwise be available to offset future employer contributions. The financial impact to the Company is not considered to be material.

Note 26. Segment Information

              The Company derives its income primarily from credit card lending and related activities. The sale of the Company's foreign operations was completed in 2002. The Company does not operate multiple segments.

Note 27. Fair Value of Financial Instruments

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

 Investment securities. The estimated fair values of investment securities by type are provided in Note 6 to Consolidated Financial Statements. Fair value is based on quoted market prices when available or, if market prices are unavailable, fair value is estimated using quoted market prices of comparable instruments.

 Loans receivable. The carrying amount of loans receivable approximates fair value, with the exception of senior seller's interest components from securitization transactions, which are recorded at their allocated carrying values. The Company determines fair value of the senior seller's interest components through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. See Note 9 to Consolidated Financial Statements.

 Interest receivable and due from securitizations. The carrying amounts reported in the Company's consolidated statements of financial condition approximate fair value, with the exception of seller's interest components from securitization transactions, which are recorded at their allocated carrying values. The Company determines fair value of the seller's interest components through estimated cash flows discounted at rates that reflect the level of subordination, the projected repayment term, and the credit risk of the securitized loans. See Note 9 to Consolidated Financial Statements.

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

 Long-term borrowings. The fair value of the Company's long-term borrowings is based on the quoted market prices. In prior years, the fair values were estimated using a discounted cash flow calculation that applied interest rates at an assumed marginal market funding rate. The December 31, 2003 fair value amount was restated based on the quoted market prices prevailing at the end of 2003.

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

Carrying Values and Estimated Fair Values of the Company's Financial Instruments

	December 31,
	2004		2003
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
			As Restated	As Restated
Assets
Cash and cash equivalents	$272,397	$272,397	$544,554	$544,554
Federal funds sold and securities purchased under resale agreements	440,351	440,351	3,235,189	3,235,189
Investment securities:
Available-for-sale	4,072,695	4,072,695	1,859,150	1,859,150
Loans receivable, less allowance for credit losses	6,922,698	6,927,942	5,655,071	5,659,281
Interest receivable	57,807	58,901	44,850	45,507
Due from securitizations	2,266,314	2,299,313	2,331,273	2,356,592
Derivative assets	8,659	8,659	11,458	11,458
Liabilities
Deposits	$9,471,004	$9,562,162	$10,101,057	$10,557,789
Short-term borrowings	342,080	342,080	108,828	108,828
Long-term borrowings	1,119,278	1,279,978	1,163,521	1,163,012
Derivative liabilities	4,870	4,870	—	—

Note 28. Parent Company Financial Information

              The Company conducts its credit card operations primarily through its banking subsidiary, PNB. The parent's investment in subsidiaries represents the total equity of all consolidated subsidiaries, using the equity method of accounting for investments.

Providian Financial Corporation (Parent Company Only)
Statements of Financial Condition

	December 31,
(dollars in thousands)
	2004	2003
		As Restated
Assets
Cash and cash equivalents(1)	$192,691	$398,097
Investment securities:
Available-for-sale	542,830	—
Trading(2)(3)	224,558	141,287
Loans receivable	36	35
Investment in subsidiaries	3,131,715	2,978,691
Deferred income taxes	30,185	242,163
Due from subsidiaries	87,055	—
Prepaid expenses and other assets(4)	207,526	106,275

Total assets	$4,416,596	$3,866,548

Liabilities
Due to subsidiaries	$—	$299,749
Short-term borrowings	342,080	—
Long-term borrowings	1,119,278	1,163,521
Income taxes payable	151,642	—
Accrued expenses and other liabilities	94,067	106,861

Total liabilities	1,707,067	1,570,131

Shareholders' Equity
Common stock	2,940	2,908
Retained earnings	2,735,223	2,321,414
Cumulative other comprehensive income	(6,833)	(12,480)
Common stock held in treasury—at cost:	(21,801)	(15,425)

Total shareholders' equity	2,709,529	2,296,417

Total liabilities and shareholders' equity	$4,416,596	$3,866,548

(1)
At December 31, 2004 and 2003, cash and cash equivalents included $117 million and $101 million that were maintained in a money market account with PNB.
(2)
In 2003, the Company purchased from PNB retained subordinated securityholders' interests, which had a carrying value of $141.3 million at December 31, 2003, in certain series of the Providian Gateway Master Trust. The intercompany sale of retained subordinated securityholders' interests is eliminated and the retained subordinated securityholders' interests are reported in due from securitizations in the Company's consolidated statements of financial condition.
(3)
In 2004, the Company purchased from PNB retained subordinated securityholders' interests, which had a carrying value of $134.0 million at December 31, 2004, in certain series of the Providian Gateway Master Trust. In addition, in 2004 the Company received an in-kind dividend from PNB which included a retained subordinated securityholders' interest, which had a carrying value of $90.5 million at December 31, 2004, in a series of the Providian Gateway Master Trust. The intercompany in-kind dividend and sale of retained subordinated securityholders' interests is eliminated and the retained subordinated securityholders' interests are reported in due from securitizations in the Company's consolidated statements of financial condition.

(4)
In 2004, the Company received an in-kind dividend from PNB which included spread accounts with a carrying value of $139.6 million at December 31, 2004 in certain series of the Providian Gateway Master Trust. The intercompany in-kind dividend of spread accounts is eliminated and the spread accounts are reported in due from securitizations in the Company's consolidated statements of financial condition.

Providian Financial Corporation (Parent Company Only)
Statements of Income

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
		As Restated	As Restated
Revenues
Interest income:
Investments	$6,920	$2,472	$568
Loans	5	21	166
Subsidiaries(1)	14,029	16,868	3,715
Other income	20,676	3,408	30,292

	41,630	22,769	34,741
Expenses
Salaries and employee benefits	13,858	12,032	17,691
Interest expense:
Borrowings	67,001	43,634	27,675
General and administration	20,059	34,602	(14,925)

	100,918	90,268	30,441

(Loss) income before income taxes and equity in earnings of subsidiaries	(59,288)	(67,499)	4,300
Income tax benefit	(50,731)	(21,972)	(40,455)
Equity in undistributed earnings of subsidiaries	389,801	264,881	134,902

Net Income	$381,244	$219,354	$179,657

(1)
In 2004 and 2003, the Company recognized income of $13.2 million and $15.2 million relating to retained subordinated securityholders' interests and spread accounts in certain series of the Providian Gateway Master Trust that the Company acquired from PNB. This income is reported as non-interest income—servicing and securitization in the Company's consolidated statements of income.

Providian Financial Corporation (Parent Company Only)
Statements of Cash Flows

	Year ended December 31,
(dollars in thousands)
	2004	2003	2002
		As Restated	As Restated
Operating Activities
Net Income	$381,244	$219,354	$179,657
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(389,801)	(264,881)	(134,902)
Amortization of prepaid broker fees	9,181	3,249	2,303
Amortization of deferred compensation	8,962	8,116	11,977
(Increase) decrease in other assets	(95,298)	268,789	(364,211)
(Decrease) increase in accrued expenses and other liabilities	(7,124)	8,783	(38,830)
Decrease in deferred income taxes receivable	211,978	278,350	519,443
Increase (decrease) in taxes payable	151,642	—	(98,254)
Decrease in due to subsidiaries	(386,804)	(500,252)	(111,879)

Net cash (used) provided by operating activities	(116,020)	21,508	(34,696)
Investing Activities
Net increase in investment securities	(632,055)	(133,013)	—
Proceeds from sales/maturities of investment securities	—	—	170,476
Net decrease in note receivable from subsidiaries	—	—	100,422
Net decrease (increase) in investment in subsidiaries(1)	242,424	30,931	(240,054)

Net cash (used) provided by investing activities	(389,631)	(102,082)	30,844
Financing Activities
Proceeds from exercise of stock options	13,829	6,491	2,453
Purchase of common stock for treasury	(2,240)	(4,188)	(3,635)
Repayment of short-term borrowings	—	—	(1,195)
Proceeds from issuance of convertible senior notes	288,656	295,630	16,506

Net cash provided by financing activities	300,245	297,933	14,129

Net (Decrease) Increase in Cash and Cash Equivalents	(205,406)	217,359	10,277
Cash and cash equivalents at beginning of period	398,097	180,738	170,461

Cash and cash equivalents at end of period	$192,691	$398,097	$180,738

(1)
In 2004, the Company received from PNB an in-kind dividend consisting of retained subordinated securityholders' interests and spread accounts in certain series of the Providian Gateway Master Trust with a carrying value of $230.6 million at the time of the dividend.

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

              The Audit and Compliance Committee of the Board of Directors, consisting solely of outside Directors, meets with the independent registered public accounting firm, management, and internal auditors periodically to discuss internal controls over financial reporting, auditing, and financial reporting matters. The Committee reviews the scope and results of the audit effort with the independent registered public accounting firm. The Committee also meets with the Company's independent registered public accounting firm and internal auditors without management present to ensure that these groups have free access to the Committee.

              The independent registered public accounting firm is selected by the Audit and Compliance Committee of the Board of Directors and ratified by the shareholders. Based on its audit of the consolidated financial statements, the independent registered public accounting firm, Ernst & Young LLP, has issued its Report of Independent Auditors, which appears on the next page.

Joseph W. Saunders Chairman, President and Chief Executive Officer	/s/ JOSEPH W. SAUNDERS
Anthony F. Vuoto Vice Chairman and Chief Financial Officer	/s/ ANTHONY F. VUOTO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Providian Financial Corporation and Subsidiaries

              We have audited the accompanying consolidated statements of financial condition of Providian Financial Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Financial Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

              As discussed in Note 3 to the consolidated financial statements, the Company has restated its consolidated financial statements for the years ended December 31, 2003 and 2002.

              We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2005 expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

/s/  ERNST & YOUNG LLP

San Francisco, California
March 30, 2005

QuickLinks

PROVIDIAN FINANCIAL CORPORATION 2004 ANNUAL REPORT TABLE OF CONTENTS
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
COMMON STOCK PRICE RANGES AND DIVIDENDS (Unaudited)
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Statement of Average Balances, Income and Expense, Yields and Rates
Rate-Volume Variance Analysis
Allowance for Credit Losses
Summary of Non-Interest Expense
Due from Securitizations
Reconciliation of Selected Reported Earnings to Selected Managed Earnings
Reconciliation of Selected Reported Financial Data to Selected Managed Financial Data
Loan Performance Statistics
Delinquent Loans
Net Credit Losses
Estimated Effects of Interest Rate Changes
Notional Amounts of Interest Rate Swap and Cap Agreements
Current Long-Term Senior Debt Ratings
Maturities of Deposits
Amortization of Term Securitizations
Summary of Unsecured Funding Facilities
Summary of Contractual Obligations
Capital Adequacy Guidelines and PNB Capital Ratios on Call Report Basis
PNB Capital Ratios Under PNB Capital Plan
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
SUPPLEMENTARY INFORMATION TO MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FINANCIAL STATEMENTS INDEX
Stock-Based Employee Compensation Cost and Pro Forma Net Income and Earnings Per Common Share
Black-Scholes Modeling Assumptions
Restatement Adjustments for Prior Annual Periods
Restatement Adjustments for Prior Quarterly Periods (Unaudited)
Consolidated Statement of Financial Condition Restatement (Condensed)
Consolidated Statements of Income Restatement (Condensed)
Consolidated Statements of Cash Flows Restatement (Condensed)
Suppression of Interest and Fee Income
Summary of Available-for-Sale Investment Securities
Estimated Maturities of Investment Securities
Allowance for Credit Losses
Securitization Initial Measurement Assumptions
Summary of Retained Subordinated Securityholders' Interests in the Providian Gateway Master Trust
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
Capital Adequacy Guidelines and PNB Capital Ratios on Call Report Basis
PNB Capital Ratios After Application of Subprime Guidance
Cumulative Other Comprehensive Income Components
Computation of Earnings Per Common Share
Summary of Stock Options Outstanding and Exercisable
Summary of Stock Option Activity
Carrying Values and Estimated Fair Values of the Company's Financial Instruments
MANAGEMENT'S RESPONSIBILITIES FOR FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM